Form 20-F
period 2019-12-31
Indonesia Energy Corp Ltd
filed 2020-06-15
CIK 1757840

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

Commission file number: 001-39164

Indonesia Energy Corporation Limited

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Dea Tower I, 11th Floor, Suite 1103

Jl. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

(Address of principal executive offices)

James J. Huang

Chief Investment Officer

Phone: +62 21 576 8888

Email: james.huang@indo-energy.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol	Name of exchange on which registered
Ordinary shares, $0.00267 par value per share	INDO	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2019, there were 7,363,637 shares of the registrant’s ordinary shares, $0.00267 par value per share, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes     ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes            ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes            ☐ No

EXPLANATORY NOTE

Indonesia Energy Corporation Limited (the “Company”) is relying on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies (Release No. 34-88465 dated March 25, 2020), which concerns exemptions from certain filing deadlines in light of the COVID-19 pandemic.

The Company could not file this Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (this “annual report”) on a timely basis because the COVID-19 pandemic has caused severe disruptions in travel and transportation within Indonesia and entering and exiting Indonesia, causing limited access to the Company’s facilities and limited support from its staff. This has, in turn, delayed the Company’s ability to complete its review and prepare this annual report.

-i-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors”. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	our overall ability to meet our goals and strategies, including our plans to drill additional wells at Kruh Block, to develop Citarum Block or acquire rights in additional oil and gas assets in the future;

•	the economic, capital markets and social impact of the worldwide novel coronavirus (COVID-19) pandemic on the demand for our oil and gas products in Indonesia and the price of our oil and gas products;

•	our ability to estimate our oil reserves;

•	our ability to anticipate our financial condition and results of operations;

•	the anticipated prices for oil and gas products and the growth of the oil and gas market in Indonesia and worldwide;

•	our expectations regarding our relationships with the Government and its oil and gas regulatory agencies;

•	relevant Government policies and regulations relating to our industry; and

•	our corporate structure and related laws, rules and regulations.

-ii-

Should one or more of the foregoing risks or uncertainties materialize, should any of our assumptions prove incorrect, or should we be unable to address any of the foregoing factors, our actual results may vary in material and adverse respects from those projected in these forward-looking statements.  Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.  If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

-iii-

PART I

Unless the context otherwise requires, as used in this annual report, the terms “the Company”, “we”, “us”, and “our” refer to Indonesia Energy Corporation Limited and any or all of its subsidiaries. References to our “management” or our “management team” refers to our officers and directors. Unless otherwise noted, all industry and market data in this annual report on Form 20-F (this “annual report”) is presented in U.S. dollars. Unless otherwise noted, all financial and other data related to the Company in this annual report is presented in U.S. dollars. All references to “$” or “US” in this annual report refer to U.S. dollars.

Please see “Glossary of Terms” for a listing of oil and gas-related and other defined and capitalized terms used throughout this annual report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2019, 2018 and 2017 and balance sheet data as of December 31, 2019 and 2018 from our audited financial statements included elsewhere in this annual report. The following statements of operations data for the year ended December 31, 2016 and balance sheet data as of December 31, 2017 and 2016 have been derived from our audited financial statements for the years ended December 31, 2017 and 2016, which are not included in this annual report. Our historical results are not necessarily indicative of the results that may be expected in the future. Numbers in the following tables are in U.S. dollars except share numbers.

STATEMENT OF OPERATIONS DATA:

	Years Ended December 31,
	2019	2018	2017	2016
Revenue	$4,183,354	$5,856,341	$3,703,826	$2,446,761
Lease operating expenses	2,474,230	2,540,353	2,811,006	3,316,783
Depreciation, depletion and amortization	876,676	1,156,494	1,187,217	940,868
General and administrative expenses	2,434,099	2,016,110	1,258,069	870,013
Other expenses	72,084	2,396	66,574	538,724
Net (loss) income	(1,673,735)	140,988	(1,619,040)	(3,219,627)

(Loss) income per ordinary share attributable to the Company
Basic and diluted	(0.28)	0.02	(0.27)	(0.54)
Weighted average ordinary shares outstanding
Basic and diluted	6,048,568	6,000,000	6,000,000	6,000,000

BALANCE SHEET DATA:

	December 31,	December 31,	December 31,	December 31,
	2019	2018	2017	2016
Current assets	$15,074,725	$4,000,171	$4,565,571	$4,256,058
Total assets	21,155,337	9,877,486	8,670,516	8,102,585
Current liabilities	2,739,068	2,672,644	3,808,275	1,775,649
Total liabilities	4,961,412	4,803,980	28,057,054	25,902,420
Ordinary shares	19,636	16,000	16,000	16,000
Total equity (deficit)	$16,193,925	$5,073,506	$(19,386,538)	$(17,799,835)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this report, including our consolidated financial statements and the related notes and all other disclosures in this annual report before deciding whether to invest in our ordinary shares. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our ordinary shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and growth prospects.

Risks Related to Our Business

Our lack of asset and geographic diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify.

Our business focus is on oil and gas exploration in limited areas in Indonesia and exploitation of any significant reserves that are found within our license areas. As a result, we lack diversification, in terms of both the nature and geographic scope of our business. We will likely be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business were more diversified. If we are unable to diversify our operations, our financial condition and results of operations could deteriorate.

Decreases in oil and gas prices have and may continue to adversely affect our results of operations and financial condition.

Our revenues, cash flow, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas. Our ability to borrow funds and to obtain additional capital on attractive terms is also substantially dependent on oil and gas prices. Historically and recently, world-wide oil and gas prices and markets have been volatile and are likely to continue to be volatile in the future.

Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include international political conditions, the domestic and foreign supply of oil and gas, the level of consumer demand and factors effecting such demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the effect of domestic and foreign regulation of production and transportation, general economic conditions, changes in supply due to drilling by other producers and changes in demand may adversely affect our ability to market our oil and gas production. Any significant decline in the price of oil or gas would adversely affect our revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of our oil and gas properties and our planned level of capital expenditures. This risk was demonstrated in 2020 with very significant swings in the price of oil as a result of the global novel coronavirus pandemic, and we may continue to be subject to oil and gas price-related risks while the pandemic persists and for so long as the global economy remains uncertain.

There is inherent credit risk in any gas sales arrangements with the Government to which we may become a party in the future.

Natural gas supply contracts in Indonesia are negotiated on a field-by-field basis among SKK Migas, gas buyers and sellers. The common clause in gas supply contracts is a “take-or-pay arrangement” in which the buyer is required to either pay the price corresponding to certain pre-agreed quantities of natural gas and offtake such quantities or pay their corresponding price regardless of whether it purchases them. Under certain circumstances, such as industrial or economic crisis in Indonesia or globally, the buyer may be unwilling or unable to make these payments, which could trigger a renegotiation of contracts and become the subject of legal disputes between parties. When and if we establish natural gas production and enter into related contracts with the Government, this contract term could have a material adverse effect on our business, financial condition and result of operation by reducing our net profit or increasing our total liabilities in the future, or both.

We face credit risk from the Government and the ability of Pertamina to pay our company for the operating costs and profit sharing split in a timely manner.

Our current cash inflow is dependent on a “cost recovery” and profit-sharing arrangement with Pertamina, meaning that all operating costs (expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration) are advanced by our company and later repaid by Pertamina plus a share of the profit from operations. Any delay of payment by Pertamina may adversely affect our operations and delay the schedule of capital investments which could have otherwise have an adverse effect on our business, prospects, financial condition and results of operations.

Drilling oil and natural gas wells is a high-risk activity.

Our growth is materially dependent upon the success of our drilling program. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including:

•	unexpected drilling conditions, pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	decreases in natural gas and oil prices;

•	surface access restrictions;

•	loss of title or other title related issues;

•	compliance with, or changes in, governmental requirements and regulation; and

•	costs of shortages or delays in the availability of drilling rigs or crews and the delivery of equipment and materials.

Our future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Our overall drilling success rate or our drilling success rate for activity within a particular geographic area may decline. We may be unable to lease or drill identified or budgeted prospects within our expected time frame, or at all. We may be unable to lease or drill a particular prospect because, in some cases, we identify a prospect or drilling location before seeking an option or lease rights in the prospect or location. Similarly, our drilling schedule may vary from our capital budget. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including:

•	the results of exploration efforts and the acquisition, review and analysis of the seismic data;

•	the availability of sufficient capital resources to us and the other participants for the drilling of the prospects;

•	the approval of the prospects by other participants after additional data has been compiled;

•	economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews;

•	our financial resources and results; and

•	the availability of leases and permits on reasonable terms for the prospects and any delays in obtaining such permits.

These projects may not be successfully developed and the wells, if drilled, may not encounter reservoirs of commercially productive natural gas or oil.

Lower oil and/or gas prices may also reduce the amount of oil and/or gas that we can produce economically.

Sustained substantial declines in oil and/or gas prices may render a significant portion of our exploration, development and exploitation projects unviable from an economic perspective, which may result in us having to make significant downward adjustments to our estimated proved reserves. As a result, a prolonged or substantial decline in oil and/or gas prices, such as we have experienced since mid-2014 and which was exacerbated recently during the novel coronavirus pandemic, caused, have caused and would likely in the future cause a material and adverse effect on our future business, financial condition, results of operations, liquidity and ability to finance capital expenditures. Additionally, if we experience significant sustained decreases in oil and gas prices such that the expected future cash flows from our oil and gas properties falls below the net book value of our properties, we may be required to write down the value of our oil and gas properties. Any such asset impairments could materially and adversely affect our results of operations and, in turn, the trading price of our ordinary shares.

The outbreak of COVID-19 and volatility in the energy markets may materially and adversely affect our business, financial condition, operating results, cash flow, liquidity and prospects.

The outbreak of COVID-19 and its development into a pandemic in March 2020 have resulted in significant disruption globally. Actions taken by various governmental authorities, individuals and companies around the world to prevent the spread of COVID-19 have restricted travel, business operations, and the overall level of individual movement and in-person interaction across the globe, including the United States and Indonesia. Furthermore, the impact of the pandemic, including a resulting reduction in demand for oil and natural gas, coupled with the sharp decline in commodity prices following the announcement of price reductions and production increases in March 2020 by members of the Organization of the Petroleum Exporting Countries (“OPEC”) has led to significant global economic contraction generally and in the oil and gas exploration industry in particular. While an agreement to cut production has since been announced by OPEC and its allies, the situation, coupled with the impact of COVID-19, has continued to result in a significant downturn in the oil and gas industry.

The COVID-19 pandemic has caused us to modify our business practices, including by restricting employee travel, requiring employees to work remotely and cancelling physical participation in meetings, events and conferences, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or otherwise be satisfactory to government authorities. If a number of our employees were to contract COVID-19 at the same time, our operations could be adversely affected.

A sustained disruption in the capital markets from the COVID-19 pandemic, specifically with respect to the energy industry, could negatively impact our ability to raise capital. In the past, we have financed our operations by the issuance of equity securities. However, we cannot predict when the macro-economic disruption stemming from COVID-19 will ebb or when the economy will return to pre-COVID-19 levels, if at all. This macro-economic disruption may disrupt our ability to raise additional capital to finance our operations in the future, which could materially and adversely affect our business, financial condition and prospects, and could ultimately cause our business to fail.

The extent to which COVID-19 ultimately impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of COVID-19, its severity, the actions to contain COVID-19 or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after COVID-19 has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future, and lasting effects on the price of natural gas.

We may not be able to fund the capital expenditures that will be required for us to increase reserves and production.

We must make capital expenditures to develop our existing reserves and to discover new reserves.  Historically, we have financed our capital expenditures primarily through related and non-related party financings and we expect to continue to utilize these resources (as well as funds from potential equity and debt financings and any future net positive cash flow) in the future.  However, we cannot assure you that we will have sufficient capital resources in the future to finance all of our planned capital expenditures. This is particularly the case as we raised less funds than we had anticipated in our December 2019 initial public offering, which could require us to modify our drilling and other operational plans.

Moreover, volatility in oil and gas prices, the timing of our drilling programs and drilling results will affect our cash flow from operations. Lower prices and/or lower production could also decrease revenues and cash flow, thus reducing the amount of financial resources available to meet our capital requirements, including reducing the amount available to pursue our drilling opportunities. If our cash flow from operations does not increase as a result of capital expenditures, a greater percentage of our cash flow from operations will be required for debt service and operating expenses and our capital expenditures would, by necessity, be decreased.

Strategic determinations, including the allocation of capital and other resources to strategic opportunities, are challenging, and our failure to appropriately allocate capital and resources among our strategic opportunities may adversely affect our financial condition and reduce our growth rate.

Our future growth prospects are dependent upon our ability to identify optimal strategies for our business. In developing our business plan, we have and will continue to consider allocating capital and other resources to various aspects of our businesses, including well-development (primarily drilling), reserve acquisitions, exploratory activity, corporate items and other alternatives. We also have and will continue to consider our likely sources of capital. Our ability to fund our current business plan is dependent on our available capital. As we raised less funds than we had anticipated in our December 2019 initial public offering, we are faced with challenges relative to the allocation of those funds, which is requiring us to modify our business plan and which could create challenges for our ability to fully fund our plans.

In addition, and notwithstanding the determinations made in the development of our business plan, business opportunities not previously identified periodically come to our attention, including possible acquisitions and dispositions. If we fail to identify optimal business strategies or fail to optimize our capital investment and capital raising opportunities and the use of our other resources in furtherance of our business strategies, our financial condition and growth rate may be adversely affected. Moreover, economic or other circumstances may change from those contemplated by our business plan, and our failure to recognize or respond to those changes may limit our ability to achieve our objectives.

Our expectations for future drilling activities will be realized over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of such activities.

We have identified drilling locations and prospects for future drilling opportunities, including development and exploratory drilling activities. These drilling locations and prospects represent a significant part of our future drilling plans. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, access to and availability of equipment, services, resources and personnel and drilling results. There can be no assurance that we will drill these locations or that we will be able to produce oil from these locations or any other potential drilling locations. Changes in the laws or regulations on which we rely in planning and executing its drilling programs could adversely impact our ability to successfully complete those programs.

Our estimated oil reserves are based on assumptions that may prove inaccurate.

Oil engineering is a subjective process of estimating accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers may differ materially from those set out herein. Numerous assumptions and uncertainties are inherent in estimating quantities of proved oil, including projecting future rates of production, timing and amounts of development expenditures and prices of oil and gas, many of which are beyond our control. Results of drilling, testing and production after the date of the estimate may require revisions to be made. Accordingly, reserves estimates are often materially different from the quantities of oil and gas that are ultimately recovered, and if such recovered quantities are substantially lower that the initial reserves estimates, this could have a material adverse impact on our business, financial condition and results of operations.

We may not find any commercially productive oil and gas reservoirs in connection with our exploration activities.

Our business prospects are currently dependent on extracting assets from our Kruh Block and on finding sufficient reserves in our Citarum Block. Drilling involves numerous risks, including the risk that the new wells we drill will be unproductive or that we will not recover all or any portion of our capital investment. Drilling for oil and gas may be unprofitable. Wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling and completion operations. In addition, our properties may be susceptible to drainage from production by other operations on adjacent properties. If the volume of oil and gas we produce decreases, our cash flow from operations may decrease.

We may be unable to expand operations by securing rights to additional producing our exploration blocks.

One of our key business strategies is expand our asset portfolio, which may include producing our exploration blocks. We have currently identified one such potential block – the Rangkas Area – and our goal will be to secure rights to conduct activities in Rangkas and other areas in Indonesia, However, due to the competitive tender process and uncertainties around Government contracting, among other factors, we may be unable to secure rights to conduct exploration or production activities in any additional areas. In particular, we face competition from other oil and gas companies in the acquisition of new oil blocks through the Indonesian government’s tender process. Our competitors for these tenders include Pertamina, the Indonesian state-owned national oil company (who can tender for blocks on its own), and other well-established large international oil and gas companies. Such companies have substantially greater capital resources and are able to offer more attractive terms when bidding for concessions. If we are unable to secure rights to additional blocks, we would be left without additional opportunities for revenue and profit and remain subject to the risks associated with our current lack of asset diversification, all of which would harm our results of operations.

We may not be able to keep pace with technological developments in our industry.

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at substantial cost. In addition, other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, our business, financial condition and results of operations could be materially adversely affected.

We may not adhere to our proposed drilling schedule.

While we have internally approved plans for development of Kruh Block, our final determination of whether to drill any scheduled or budgeted wells (whether in Kruh Block or otherwise) will be dependent on a number of factors, including:

•	prevailing and anticipated prices for oil and gas;

•	the availability and costs of drilling and service equipment and crews;

•	economic and industry conditions at the time of drilling;

•	the availability of sufficient capital resources;

•	the results of our exploration efforts;

•	the acquisition, review and interpretation of seismic data;

•	our ability to obtain permits for and to access drilling locations; and

•	continuous drilling obligations.

Although we have identified or budgeted for numerous drilling locations, we may not be able to drill those locations within our expected time frame or at all.  In addition, our drilling schedule may vary from our expectations because of future uncertainties.

Seasonal weather conditions and other factors could adversely affect our ability to conduct drilling activities.

Our operations could be adversely affected by weather conditions. Severe weather conditions limit and may temporarily halt the ability to operate during such conditions. These constraints and the resulting shortages or high costs could delay or temporarily halt our oil and gas operations and materially increase our operating and capital costs, which could have a material adverse effect on our business, financial condition and results of operations.

The lack of availability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploitation and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there has been a shortage of drilling rigs, equipment, supplies, oil field services or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. During times and in areas of increased activity, the demand for oilfield services will also likely rise, and the costs of these services will likely increase, while the quality of these services may suffer. If the lack of availability or high cost of drilling rigs, equipment, supplies, oil field services or qualified personnel were particularly severe in any of our areas of operation, we could be materially and adversely affected. Delays could also have an adverse effect on our results of operations, including the timing of the initiation of production from new wells.

Our drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors that are beyond our control.

Our drilling operations are subject to a number of risks, including:

•	unexpected drilling conditions;

•	facility or equipment failure or accidents;

•	adverse weather conditions;

•	unusual or unexpected geological formations;

•	fires, blowouts and explosions;

•	uncontrollable pressures or flows of oil or gas or well fluids; and

•	public health risks and pandemic outbreaks, such as the recent novel coronavirus pandemic.

With respect to the early 2020 novel coronavirus outbreak in particular, the full effects of this outbreak around the world are presently unknown and unpredictable and could have a material adverse effect on (i) the demand for our oil and gas in Indonesia, (ii) our ability to staff our drilling operations and (iii) our supply chain.

Any of these events could adversely affect our ability to conduct operations or cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution or other environmental contamination, loss of wells, regulatory penalties, suspension of operations, and attorney’s fees and other expenses incurred in the prosecution or defense of litigation.

We do not insure against all potential operating risks. We might incur substantial losses from, and be subject to substantial liability claims for, uninsured or underinsured risks related to our oil and gas operations.

We do not insure against all risks. Our oil and gas exploitation and production activities are subject to hazards and risks associated with drilling for, producing and transporting oil and gas, and any of these risks can cause substantial losses resulting from:

•	environmental hazards, such as uncontrollable flows of oil, gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater, shoreline contamination, underground migration and surface spills or mishandling of chemical additives;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	leaks of gas, oil, condensate, and other hydrocarbons or losses of these hydrocarbons as a result of accidents during drilling and completion operations, or in the gathering and transportation of hydrocarbons, malfunctions of pipelines, measurement equipment or processing or other facilities in our operations or at delivery points to third parties;

•	fires and explosions;

•	personal injuries and death;

•	regulatory investigations and penalties; and

•	natural disasters and pandemics.

We have general insurance covering typical industry risks with an insured limit per event of US$35,000,000 with an insured limit per block of US$100,000,000. However, we do not know the extent of the losses caused by any occurrence and there is a risk that our insurance may be inadequate to cover all applicable losses, to the extent losses are covered at all. Losses and liabilities arising from uninsured and underinsured events or in amounts in excess of existing insurance coverage could have a material adverse effect on our business, financial condition or results of operations.

Our use of seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas.

Even when properly used and interpreted, seismic data and visualization techniques are tools only used to assist geoscientists in identifying subsurface structures as well as eventual hydrocarbon indicators, and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of seismic and other advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies, and we could incur losses as a result of these expenditures. Because of these uncertainties associated with our use of seismic data, some of our drilling activities may not be successful or economically viable, and our overall drilling success rate or our drilling success rate for activities in a particular area could decline, which could have a material adverse effect on us.

We may suffer delays or incremental costs due to difficulties in the negotiations with landowners and local communities where our reserves are located.

Access to the sites where we operate require agreements (including, for example, assessments, rights of way and access authorizations) with the landowners and local communities. If we are unable to negotiate agreements with landowners, we may have to go to court to obtain access to the sites of our operations, which may delay the progress of our operations at such sites. There can be no assurance that disputes with landowners and local communities will not delay our operations or that any agreements we reach with such landowners and local communities in the future will not require us to incur additional costs, thereby materially adversely affecting our business, financial condition and results of operations. Local communities may also protest or take actions that restrict or cause their elected government to restrict our access to the sites of our operations, which may have a material adverse effect on our operations at such sites.

Unfavorable credit and market conditions could negatively impact the Indonesian economy and may negatively affect our ability to access capital, our business generally and results of operations.

Global financial crises and related turmoil in the global financial system have and may have a negative impact on our business, financial condition and results of operations. In particular, if disruptions in international credit markets, exacerbated by the sovereign debt crises or global pandemics, adversely impact the Indonesian economy (where our oil and gas products are sold by the Government), our business may suffer and may adversely affect our ability to access the credit or capital markets at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions. Any of the foregoing factors or a combination of these factors, or similar factors not known to us presently, could have an adverse effect on our liquidity, results of operations and financial condition.

The marketability of our production depends largely upon the availability, proximity and capacity of oil and gas gathering systems, pipelines, storage and processing facilities.

The marketability of our production depends in part upon processing and storage.  Transportation space on such gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to such facilities or due to such space being utilized by other companies with priority transportation agreements.  Our access to transportation options can also be affected by Indonesian law, regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand. These factors and the availability of markets are beyond our control.  If our access to these transportation and storage options dramatically changes, the financial impact on us could be substantial and adversely affect our ability to produce and market our oil and gas.

Cyber-attacks targeting systems and infrastructure used by the oil and gas industry may adversely impact our operations.

Our business has become increasingly dependent on digital technologies to conduct certain exploration, development and production activities.  We depend on digital technology to estimate quantities of oil reserves, process and record financial and operating data, analyze seismic and drilling information, and communicate with our employees and third-party partners.  Unauthorized access to our seismic data, reserves information or other proprietary information could lead to data corruption, communication interruption, or other operational disruptions in our exploration or production operations.  In addition, computer technology controls nearly all of the oil and gas distribution systems in Indonesia, which are necessary to transport our production to market.  A cyber-attack directed at oil and gas distribution systems could damage critical distribution and storage assets or the environment, delay or prevent delivery of production to markets and make it difficult or impossible to accurately account for production and settle transactions.

While we have not experienced significant cyber-attacks, we may suffer such attacks in the future. Further, as cyber-attacks continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber-attacks.

We rely on independent experts and technical or operational service providers over whom we may have limited control.

We use independent contractors to provide us with certain technical assistance and services. We rely upon the owners and operators of rigs and drilling equipment, and upon providers of field services, to drill and develop our prospects to production. We also rely upon the services of other third parties to explore and/or analyze our prospects to determine a method in which the prospects may be developed in a cost-effective manner. Our limited control over the activities and business practices of these service providers, any inability on our part to maintain satisfactory commercial relationships with them or their failure to provide quality services could materially adversely affect our business, results of operations and financial condition.

Market conditions for oil and gas, and particularly volatility of prices for oil and gas, could adversely affect our revenue, cash flows, profitability and growth.

Our revenue, cash flows, profitability and future rate of growth depend substantially upon prevailing prices for oil and gas. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Lower prices may also make it uneconomical for us to increase or even continue current production levels of oil and gas.

Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, market uncertainty and a variety of other factors beyond our control, including:

•	changes in foreign and domestic supply and demand for oil and gas;

•	political stability and economic conditions in oil producing countries, particularly in the Middle East;

•	weather conditions;

•	price and level of foreign imports;

•	terrorist activity;

•	availability of pipeline and other secondary capacity;

•	general economic conditions;

•	global risks of a potential coronavirus outbreak, or other global or local public health uncertainties;

•	domestic and foreign governmental regulation; and

•	the price and availability of alternative fuel sources.

Estimates of proved reserves and future net revenue are inherently imprecise.

The process of estimating oil reserves in accordance with SEC requirements is complex and involves decisions and assumptions in evaluating the available geological, geophysical, engineering and economic data. Accordingly, these estimates are imprecise.  Actual future production, oil and gas prices, revenues, taxes, capital expenditures, operating expenses and quantities of recoverable oil reserves most likely will vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of our reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control.

Unless we replace our oil reserves, our reserves and production will decline over time. Our business is dependent on our continued successful identification of productive fields and prospects and the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.

Production from oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, our current proved reserves will decline as these reserves are produced. Our future oil reserves and production, and therefore our cash flows and income, are highly dependent on our success in efficiently developing our current reserves and economically finding or acquiring additional recoverable reserves. While we have had success in identifying and developing commercially exploitable deposits and drilling locations in the past, we may be unable to replicate that success in the future. We may not identify any more commercially exploitable deposits or successfully drill, complete or produce more oil reserves, and the wells which we have drilled and currently plan to drill within our blocks or concession areas may not discover or produce any further oil or gas or may not discover or produce additional commercially viable quantities of oil or gas to enable us to continue to operate profitably. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations will be materially adversely affected.

Our business requires significant capital investment and maintenance expenses, which we may be unable to finance on satisfactory terms or at all.

The oil and natural gas industry is capital intensive and we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil reserves. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other equipment and services, and regulatory, technological and competitive developments. In response to increases in commodity prices, we may increase our actual capital expenditures. We intend to finance our future capital expenditures through cash generated by our operations and potential future financing arrangements. However, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets.

If our capital requirements vary materially from our current plans, we may require further financing. In addition, we may incur significant financial indebtedness in the future, which may involve restrictions on other financing and operating activities. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. A significant reduction in cash flows from operations or the availability of credit could materially adversely affect our ability to achieve our planned growth and operating results.

Our estimates regarding our market are based on our research but may prove incorrect.

This annual report contains certain data and information that we obtained from private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the oil and gas industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these or other forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Regulation of Our Business

We are subject to complex laws common to the oil and natural gas industry, which can have a material adverse effect on our business, financial condition and results of operations.

The oil and natural gas industry is subject to extensive regulation and intervention by governments throughout the world, including extensive Indonesian regulations, in such matters as the award of exploration and production interests, the imposition of specific exploration and drilling obligations, allocation of and restrictions on production, price controls, required divestments of assets and foreign currency controls, and the development and nationalization, expropriation or cancellation of contract rights.

We have been required in the past, and may be required in the future, to make significant expenditures to comply with governmental laws and regulations, including with respect to the following matters:

•	licenses, permits and other authorizations for drilling operations;

•	reports concerning operations;

•	compliance with environmental, health and safety laws and regulations;

•	compliance with the requirements to divest parts of our interest to domestic parties;

•	compliance with requirements to sell certain portion of our production to domestic market;

•	adjustment to the split between the contractor and the Government in respect of the production;

•	compliance with local content requirements;

•	drafting and implementing emergency planning;

•	plugging and abandonment costs; and

•	taxation.

Under these laws and regulations, we could be liable for, among other things, personal injury, property damage, environmental damage and other types of damage. Failure to comply with these laws and regulations may also result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that could substantially increase our costs. Any such liabilities, obligations, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on our business, financial condition or results of operations.

In addition, the terms and conditions of the agreements under which our oil and gas interests are held generally reflect negotiations with governmental authorities and can vary significantly. These agreements take the form of special contracts, concessions, licenses, associations or other types of agreements. Any suspensions, terminations or regulatory changes in respect of these special contracts, concessions, licenses, associations or other types of agreements could have a material adverse effect on our business, financial condition or results of operations.

Our PSC for Citarum Block requires or may require us to relinquish portions of the subject contract area in certain circumstances, which would potentially leave us with less area to explore.

Pursuant to our production sharing contract with SKK Migas for Citarum Block, there are circumstances under which we are required or may be required to relinquish portions of the contract area back to the Government, with such portions being subject to be agreed to between us and the Government. Such circumstances include if we are unable to complete the work programs agreed to in our PSC for Citarum. If we relinquish or are required to relinquish portions of Citarum, we could be left with fewer areas to explore and a resulting diminishment of potential resources we could capitalize on. See “Business—Our Assets—Citarum Block” for further information. We may be required to agree to similar provisions in future contracts with the Government.

The interpretation and application of laws and regulations in Indonesia involves uncertainty.

The courts in Indonesia may offer less certainty as to the judicial outcome or a more drawn out judicial process than is the case in more established legal systems. Businesses can become involved in lengthy judicial proceedings over simple issues when rulings are not clearly defined. Moreover, such problems can be compounded by the poor quality of legal drafting and excessive delays in the legal process for resolving issues or disputes. These characteristics of the legal system in Indonesia could expose us to several kinds of risks, including the possibility that effective legal redress may be more difficult to obtain; a higher degree of discretion on the part of the Government; the lack of judicial or administrative guidance on interpreting the relevant laws or regulations; inconsistencies and conflicts between and within various laws, regulations, decrees, orders and resolutions; or the relative inexperience or lack of predictability of the judiciary and courts in such matters.

The enforcement of laws in Indonesia may depend on and be subject to the interpretation of the relevant local authority. Such authority may adopt an interpretation of an aspect of local law which differs from the advice given to us by local lawyers or even previous advice given by the local authority itself. Matters of local autonomy are extremely controversial in Indonesia, adding further uncertainty to the interpretation and application of the relevant legal and regulatory requirements. Furthermore, there is limited or no relevant case law providing guidance on how courts would interpret such laws and the application of such laws to its concessions, join operations, licenses, license applications or other arrangements. Even where such case law exists, it lacks the binding precedential value found in the U.S. legal system.

For example, on November 13, 2012, the Constitutional Court of the Republic of Indonesia (Mahkamah Konstitusi Republic Indonesia or MK) issued Decision 36/PUU-X/2012 (or MK Decision 36/2012). In it, the MK declared several articles in the Oil and Gas Law of 2001 invalid and dissolved Badan Pelaksana Minyak dan Gas Bumi (or BP Migas) for failing to directly manage oil and gas resources as required by its interpretation of Article 33 of the Constitution of the Republic of Indonesia. In response to MK Decision 36/2012, the Government created SKK Migas and authorized it to take over the functions of BP Migas pursuant to Presidential Regulation No. 9 of 2013 on the Implementation of Management of Natural oil and Gas Upstream Business Activities. However, while these arrangements have not been challenged to date, there is a risk that future challenge to the current arrangements, and changes in Indonesian law generally, could require us to modify our operation and development plans, and could adversely impact our results of operations.

Increased regulation by the Government and governmental agencies may increase the cost of regulatory compliance and have an adverse impact on our business, financial condition and results of operations.

Our business operations in Indonesia are subject to an expanding system of laws, rules and regulations issued by numerous government bodies. The evolving roles of SKK Migas and The Ministry of Energy and Mineral Resources of Indonesia (or MEMR), together with political changes in Indonesia, has allowed other governmental agencies such as the Ministry of Trade, the Ministry of Forestry, the Ministry for Environment and Bank Indonesia to increase their roles in regulating the oil and gas industry in Indonesia. In addition, the Indonesian tax authorities have recently initiated additional tax audits and implemented measures to increase tax revenues from the oil and gas industry.

The continued expansion of the roles of governmental agencies may result in the adoption of new legislation, regulations and practices with which we would be required to comply. Such legislation, regulations and practices may be more stringent and may cause the amount and timing of future legal and regulatory compliance expenditures to vary substantially from their current levels. They could also require changes to our operations and development plans, which could adversely impact our results of operations.

The interpretation and application of the Oil and Gas Law of 2001 and the anticipated enactment of a new oil and gas law is uncertain and may adversely affect our business, financial condition and results of operations.

In Indonesia, the complexity of the laws and regulations relating to oil and gas activities is compounded by uncertainties in the legal and regulatory framework. Indonesia’s Oil and Gas Law of 2001 went into effect on November 23, 2001. This law sets forth a statutory body of general principles governing oil and gas activities, which are further developed and implemented in a series of Government regulations, presidential decrees and ministerial decrees. The provisions of the Oil and Gas Law are generally broad, and few sources of interpretative guidance are available. In addition, not all of the implementing regulations to the Oil and Gas Law have been issued and some have only recently been enacted. It is uncertain how these regulations will affect us and our operations without clear instances of their application, while the uncertainty surrounding the Oil and Gas Law and its implementing regulations has increased the risks, and may result in increases in the costs, of conducting oil and gas activities in Indonesia.

The Government may also adopt new laws and/or policies regarding oil and gas exploration, development and production that differ from the policies currently in place and that adversely impact the cost of doing business in Indonesia. Of particular significance is the fact that the Government is expected to enact a new oil and gas law in the future. The form, timing and contents of this new law remain uncertain; several draft amendments to the current Oil and Gas Law have been submitted to the House of Representatives and were given “priority” listing in the 2017 National Legislation Program (Program Legislasi Nasional). As a result, there is a possibility that the current Indonesian oil and gas law will be significantly amended or that a new Indonesian oil and gas law will be issued in the future. The scope of any possible revisions to the Indonesian oil and gas law remains uncertain. If and to the extent any changes to the current legal and regulatory framework are detrimental to our business and our position, our business, development plans, financial condition and results of operations could be adversely affected.

We and our operations are subject to numerous environmental, health and safety laws and regulations which may result in material liabilities and costs.

We and our operations are subject to various international, domestic and foreign local environmental, health and safety laws and regulations governing, among other things, the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use, transportation and disposal of regulated materials; and human health and safety. Our operations are also subject to certain environmental risks that are inherent in the oil and gas industry and which may arise unexpectedly and result in material adverse effects on our business, financial condition and results of operations. Breach of environmental laws, as well as impacts on natural resources and unauthorized use of such resources, could result in environmental administrative investigations and/or lead to the termination of our concessions and contracts. Other potential consequences include fines and/or criminal environmental actions

We are required to obtain environmental permits from governmental authorities for our operations, including drilling permits for our wells. We may not be at all times in complete compliance with these permits and the environmental and health and safety laws and regulations to which we are subject. If we violate or fail to comply with such requirements, we could be fined or otherwise sanctioned by regulators, including through the revocation of our permits or the suspension or termination of our operations. If we fail to obtain, maintain or renew permits in a timely manner or at all (such as due to opposition from partners, community or environmental interest groups, governmental delays or any other reasons) or if we face additional requirements due to changes in applicable laws and regulations, our operations could be adversely affected, impeded, or terminated, which could have a material adverse effect on our business, financial condition or results of operations.

For example, Law No. 32 of 2009 on Protection and Management of Environment (or the Environmental Law) requires that all environmental permits issued under the Environmental Law incorporate the relevant environmental management licenses into them and strengthened the penalties for breaches of environmental laws and regulations. And on February 23, 2012 the Government enacted Regulation No. 27 of 2012 on Environmental License (or GR 27/2012), which requires an entity conducting oil and gas business operations have its environmental impact assessment report (Analisis Mengenai Dampak Lingkungan, or AMDAL), as well as an environmental management effort plan (Upaya Pengelolaan Lingkungan Hidup, or UKL) or an environmental monitoring effort plan (Upaya Pemantauan Lingkungan Hidup or UPL), approved. Under the Environmental Law, our environmental permit may be revoked should we fail to meet the obligations contained in the relevant AMDAL or UKL or UPL, which can in turn lead to the nullification of our business license.

We, as the owner, shareholder or the operator of certain of our past, current and future discoveries and prospects, could be held liable for some or all environmental, health and safety costs and liabilities arising out of our actions and omissions as well as those of our block partners, third-party contractors, predecessors or other operators. To the extent we do not address these costs and liabilities or if we do not otherwise satisfy our obligations, our operations could be suspended, terminated or otherwise adversely affected. We have also contracted with and intend to continue to hire third parties to perform services related to our operations. There is a risk that we may contract with third parties with unsatisfactory environmental, health and safety records or that our contractors may be unwilling or unable to cover any losses associated with their acts and omissions. Accordingly, we could be held liable for all costs and liabilities arising out of the acts or omissions of our contractors, which could have a material adverse effect on our results of operations and financial condition.

Releases of regulated substances may occur and can be significant. Under certain environmental laws and regulations applicable to us in Indonesia, we could be held responsible for all of the costs relating to any contamination at our past and current facilities and at any third party waste disposal sites used by us or on our behalf. Pollution resulting from waste disposal, emissions and other operational practices might require us to remediate contamination, or retrofit facilities, at substantial cost. We also could be held liable for any and all consequences arising out of human exposure to such substances or for other damage resulting from the release of hazardous substances to the environment, property or to natural resources, or affecting endangered species or sensitive environmental areas. Environmental laws and regulations also require that wells be plugged and sites be abandoned and reclaimed to the satisfaction of the relevant regulatory authorities. We are currently required to, and in the future may need to, plug and abandon sites in certain blocks in each of the countries in which we operate, which could result in substantial costs.

As in other areas, the interpretation and application of environmental laws in Indonesia involves a degree of uncertainty. Such changes in the interpretation and application of existing laws and regulations, or the enactment of new, more stringent requirements, may have and result in an adverse impact on our business, development plans, financial condition and results of operations.

We may be unable to obtain or maintain special permits to conduct drilling and seismic activities in forest areas in Indonesia.

Some of our proposed drilling locations are situated within forestry areas. In order to conduct drilling and seismic activities in the forest area within Indonesia, we will need to obtain “Borrow-to-use permit of forest area (Izin Pinjam Pakai Kawasan Hutan, or IPPKH)” from the Indonesian Ministry of Forestry. Borrow-to-use permit of forest area is granted for companies to use the forest area other than forestry activities. The Indonesian government has provided for such requirements in several laws and regulations since 1990 concerning conservation of natural resources, natural primary forest and the ecosystem. In 2014, the Indonesian government further specified that priority of Borrow-to-use permit of forest area would be given to geothermal, oil and gas production activities.

The application for a Borrow-to-use permit must satisfy both administrative and the technical requirements. The maximum validity period for a Borrow-to-use permit for an exploration or production activity is no more than the validity period of the relevant license for the exploration and the production activities. However, in respect of a follow through exploration during a production period, the Borrow-to-use permit may be granted for a maximum period of two years and it is non-extendable. Prior to 2018, the application and process of Borrow-to-use permit of forest area was complex because applicants had to process different requirements at different offices in the Ministry of Forestry, and between government agencies and local administrations, frequently with no certainty of processing time and cost.

With the announcement of “online single submission (OSS)” processing system in 2018 by the Ministry of Forestry, the time required for processing the permit was changed from 180 work days to 34 work days. However, this new system has yet to be fully implemented, and numerous documents and other permits (including the local governor’s recommendation and environmental permits) as well as a work program and maps are required before Borrow-to-use permit of forest area can be submitted to the Ministry of Forestry. Any delay of in the issuance to us of Borrow-to-use permit of forest area, or our inability to main such permit for any reason, would cause delays in our ability to conduct drilling and seismic activities in the subject area, which in turn could adversely impact our business plans and results of operations.

Climate change and climate change legislation and regulatory initiatives could result in increased operating costs and decreased demand for the oil and natural gas that we produce.

Climate change, the costs that may be associated with its effects, and the regulation of greenhouse gas (or GHG) emissions have the potential to affect our business in many ways, including increasing the costs to provide our products and services, reducing the demand for and consumption of our products and services (due to change in both costs and weather patterns), and the economic health of the regions in which we operate, all of which can create financial risks. In addition, legislative and regulatory responses related to GHG emissions and climate change may increase our operating costs.

Moreover, experts believe climate change poses potential physical risks, including an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. In addition, warmer winters as a result of global warming could also decrease demand for natural gas. To the extent that such unfavorable weather conditions are exacerbated by global climate change or otherwise, our operations may be adversely affected to a greater degree than we have previously experienced, including increased delays and costs. However, the uncertain nature of changes in extreme weather events (such as increased frequency, duration, and severity) and the long period of time over which any changes would take place make any estimations of future financial risk to our operations caused by these potential physical risks of climate change unreliable. Moreover, the regulation of GHGs and the physical impacts of climate change in the areas in which we, our customers and the end-users of our products operate could adversely impact our operations and the demand for our products.

Labor laws and regulations in Indonesia and labor unrest may materially adversely affect our results of operations.

Laws and regulations which facilitate the forming of labor unions, combined with weak economic conditions, have resulted and may result in labor unrest and activism in Indonesia. In 2000, the Government issued Law No. 21 of 2000 regarding Labor Unions (or the Labor Union Law). The Labor Union Law permits employees to form unions without intervention from an employer, the government, a political party or any other party. On March 25, 2003, President Megawati enacted Law No. 13 of 2003 regarding Employment (or the Labor Law) which, among other things, increased the amount of severance, pension, medical coverage, service and compensation payments payable to employees upon termination of employment. The Labor Law requires further implementation of regulations that may substantively affect labor relations in Indonesia. The Labor Law requires companies with 50 or more employees establish bipartite forums with participation from employers and employees. The Labor Law also requires a labor union to have participation of more than half of the employees of a company in order for a collective labor agreement to be negotiated and creates procedures that are more permissive to the staging of strikes. Following the enactment, several labor unions urged the Indonesian Constitutional Court to declare certain provisions of the Labor Law unconstitutional and order the Government to revoke those provisions. The Indonesian Constitutional Court declared the Labor Law valid except for certain provisions, including relating to the right of an employer to terminate its employee who committed a serious mistake and criminal sanctions against an employee who instigates or participates in an illegal labor strike.

Labor unrest and activism in Indonesia could disrupt our operations, our suppliers or contractors and could affect the financial condition of Indonesian companies in general.

Risks Related to Doing Business in Indonesia

As the domestic Indonesian market constitutes the major source of our revenue, the downturn in the rate of economic growth in Indonesia or other countries due to the unprecedented and challenging global market, economic conditions, whether due to the COVID-19 pandemic or any other such downturn for any other reason, will be detrimental to our results of operations.

The performance and growth of our business are necessarily dependent on the health of the overall Indonesian economy. Any downturn in the rate of economic growth in Indonesia, whether due to political instability or regional conflicts, global health crisis, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indonesian economy is also largely driven by the performance of the agriculture sector, which depends on the impact of the monsoon season, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the oil and gas extraction. Any future slowdown in the Indonesian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

In addition, the Indonesian securities market and the Indonesian economy are influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effect on the securities of companies in other countries, including Indonesia. A loss of investor confidence in the financial systems of other emerging markets or developed markets may cause volatility in Indonesian financial markets and, indirectly, in the Indonesian economy in general. Any worldwide financial instability could also have a negative impact on the Indonesian economy, including the movement of exchange rates and interest rates in Indonesia. Any slowdown in the Indonesian economy, or future volatility in global commodity prices, could adversely affect the growth of our business in Indonesia.

The Indonesian economy and financial markets are also significantly influenced by worldwide economic, financial and market conditions. Any financial turmoil, especially in the United States, United Kingdom, Europe or China, may have a negative impact on the Indonesian economy. Although economic conditions differ in each country, investors’ reactions to any significant developments in one country can have adverse effects on the financial and market conditions in other countries. A loss in investor confidence in the financial systems, particularly in other emerging markets, may cause increased volatility in Indonesian financial markets.

For instance, on June 23, 2016, the United Kingdom held a referendum on its membership of the European Union and voted to leave (referred to as Brexit) and the subsequent entry into and ratification of a withdrawal agreement as of January 29, 2020. There is significant uncertainty at this stage as to the impact of Brexit on general economic conditions in the United Kingdom and the European Union and any consequential impact on global financial markets. For example, Brexit could give rise to increased volatility in foreign exchange rate movements and the value of equity and debt investments. A lack of clarity over the process for managing the exit and uncertainties surrounding the economic impact could lead to a further slowdown and instability in financial markets. This and any prolonged financial crisis may have an adverse impact on the Indonesian economy, thereby resulting in a material adverse effect on our business, financial condition and results of operations.

Current political and social events in Indonesia may adversely affect our business.

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for representatives in parliament. In 2004, 2009 and 2014, elections were held in Indonesia to elect the President, Vice-President and representatives in parliament. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former presidents Abdurrahman Wahid, Megawati Soekarnoputri and Susilo Bambang Yudhoyono and current President Joko Widodo as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

Indonesia had a general election in May 2019 and the Indonesian Election Committee (KPU) announced on May 22, 2019 that President Joko Widodo had won the election. He was then inaugurated on October 20, 2019. President Joko Widodo’s opposing candidate, Prabowo Subianto, had filed a suit with the Indonesian Constitutional Court challenging the outcome of the election, but he was appointed by President Joko Widodo to be a member of the cabinet, serving as the Ministry of Defense. This uncertainty in the political conditions in Indonesia could adversely impact our business.

In addition, effective January 1, 2015, a fixed diesel subsidy of Rp1,000 per liter was implemented and the gasoline subsidy was ended. Although the implementation did not result in any significant violence or political instability, the announcement and implementation also coincided with a period where crude oil prices had dropped very significantly from 2014. With the purpose to provide stability of the retail sale price of the gasoline and diesel, the Energy and Mineral Resources Ministry issued on February 28th Ministerial Decree No. 62/2020 that erases a price floor for unsubsidized gasoline and diesel set by a previous decree, providing flexibility to reduce prices as low as possible. The new decree still maintains a price ceiling for such fuels pegged to prices in Singapore. The Government reviews and adjusts the price for fuel on monthly basis and implements the adjusted fuel price in the following month. There can be no assurance that future increases in crude oil and fuel prices will not result in political and social instability.

Furthermore, separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and in Papua currently, where there have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua, by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

Also, labor issues have also come to the fore in Indonesia. In 2003, the Government enacted a new labor law that gave employees greater protections. Occasional efforts to reduce these protections have prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable.

As a result, there can be no assurance that social, political and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Deterioration of political, economic and security conditions in Indonesia may adversely affect our operations and financial results.

Any major hostilities involving Indonesia, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Indonesia and its present trading partners could have a material adverse effect on our operations and, as a result, our financial results.

Prolonged and/or widespread regional conflict in the South East Asia could have the following results, among others:

•	capital market reassessment of risk and subsequent redeployment of capital to more stable areas making it more difficult for us to obtain financing for potential development projects;

•	security concerns in Indonesia, making it more difficult for our personnel or supplies to enter or exit the country;

•	security concerns leading to evacuation of our personnel;

•	damage to or destruction of our wells, production facilities, receiving terminals or other operating assets;

•	inability of our service and equipment providers to deliver items necessary for us to conduct our operations in Indonesia, resulting in delays; and

•	the lack of availability of drilling rig and experienced crew, oilfield equipment or services if third party providers decide to exit the region or for any other reason.

Loss of property and/or interruption of our business plans resulting from hostile acts could have a significant negative impact on our earnings and cash flow. In addition, we may not have enough insurance to cover any loss of property or other claims resulting from these risks.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries.

Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities.

Negative changes in global, regional or Indonesian economic activity could adversely affect our business.

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. While the global economic crisis that arose from the subprime mortgage crisis in the United States did not affect Indonesia’s economy as severely as in 1997, it still put Indonesia’s economy under pressure. The global financial markets have also experienced volatility as a result of expectations relating to monetary and interest rate policies of the United States, concerns over the debt crisis in the Eurozone, and concerns over China’s economic health. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the crisis becomes protracted, we can provide no assurance that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

An additional significant event that as of the date of this annual report is still unfolding and uncertain is the novel coronavirus outbreak which began in early 2020 and the related disease, COVID-19, which was declared as a pandemic by the World Health Organization on March 11, 2020. Indonesian government officials called for social distancing and isolation and considered to enforce a lockdown in affected areas in an attempt to minimize the spread of the virus. The restrictions currently in place, whether mandated by the Government or implemented locally, or if other COVID-19 related conditions persist in Indonesia, the adverse economic situation in Indonesia may greatly impact our business and operations.

Adverse economic conditions in Indonesia could result in less business activity, less disposable income available for consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. There is no assurance that there will not be a recurrence of economic instability in future, or that, should it occur, it will not have an impact on the performance of our business.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

Whilst our functional currency is the U.S. Dollar, depreciation and volatility of the Indonesian Rupiah could potentially affect our business. A sharp depreciation of Indonesian Rupiah may potentially create difficulties in purchasing imported goods and services which are critical for our operation. As shown during the Asian monetary crisis in 1998, imported goods became scarce as suppliers often chose to keep their stocks in anticipation of further deterioration of the Indonesian Rupiah.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurance that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls, or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession or loan defaults, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business.

As of the date of this annual report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa2” by Moody’s, “Negative” by Standard & Poor’s and “BBB” by Fitch Ratings. Indonesia’s short-term foreign currency debt is rated “A-2” by Standard & Poor’s and “F2” by Fitch Ratings.

We can give no assurance that Moody’s, Standard & Poor’s or Fitch Ratings will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations, prospects and/or the market price of our securities.

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results.

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, cyclonic or tropical storms, earthquakes, volcanic eruptions, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and, occasionally, fatalities. Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. We cannot assure you that future natural disasters, such as the spread of the novel coronavirus, will not have a significant impact on us, or Indonesia or its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia.

Indonesian Law No.25 of 1999 regarding Fiscal Decentralization and Law No.22 of 1999 regarding Regional Autonomy were passed by the Indonesian parliament in 1999 and further implemented by Government Regulation No.38 of 2007. Law No.22 of 1999 has been revoked by and replaced by the provisions on regional autonomy of Law No.32 of 2004 as amended by Law No.8 of 2005 and Law No.12 of 2008. Law No.32 of 2004 and its amendments were revoked and replaced by Law No.23 of 2014 regarding Regional Autonomy as amended by Government Regulation in Lieu of Law No.2 of 2014, Law No.2 of 2015 and Law No.9 of 2015. Law No.25 of 1999 has been revoked and replaced by Law No.33 of 2004 regarding the Fiscal Balance between the Central and the Regional Governments respectively. Currently, there is uncertainty in respect of the balance between the local and the central governments and the procedures for renewing licenses and approvals and monitoring compliance with environmental regulations. In addition, some local authorities have sought to levy additional taxes or obtain other contributions. There can be no assurance that a balance between local governments and the central government will be effectively established or that our business, financial condition, results of operations and prospects will not be adversely affected by dual compliance obligations and further uncertainty as to legal authority to levy taxes or promulgate other regulations affecting our business.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (or FCPA) could result in fines, criminal penalties, and an adverse effect on our business.

We operate in Indonesia, which is a jurisdiction known to be challenged by corruption.  As such, we are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations, and might adversely affect our business, results of operations or financial condition.  In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.

Risks Related to Our Corporate Structure

We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries, which are limited liability companies established in Indonesia. We will rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If applicable laws, rules and regulations in Indonesia in the future limit or preclude our Indonesian subsidiaries from making dividends to us, our ability to fund our holding company obligations or pay dividends on our ordinary shares could be materially and adversely affected. We may also enter into debt arrangements in the future which limit our ability to receive dividends or distributions from our operating subsidiaries or pay dividends to the holders of our ordinary shares. Indonesian or Cayman Island tax laws, rules and regulations may also limit our future ability to receive dividends or distributions from our operating subsidiaries or pay dividends to the holders of our ordinary shares.

We may become subject to taxation in the Cayman Islands which would negatively affect our results of operations.

We have received an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, until the date falling 20 years after November 2, 2018, being the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of a payment of any “relevant payment” as defined in section 6(3) of the Tax Concessions Law (Revised). If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See “Taxation—Cayman Islands Taxation.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited, as a result of our company being incorporated under the laws of the Cayman Islands.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets will be located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors or executive officers, or enforce judgments obtained in the United States courts against us or our directors or officers.

Further, mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address supplied by our directors. Our directors will only receive, open or deal directly with mail which is addressed to them personally (as opposed to mail which is only addressed to us). We, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will not bear any responsibility for any delay, howsoever caused, in mail reaching this forwarding address.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (Revised) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

Like many jurisdictions in the United States, Cayman Islands law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

•	the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and

•	the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Law.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, there are further statutory provisions to the effect that, when a take-over offer is made and approved by holders of 90.0% in value of the shares affected (within four months after the making of the offer), the offeror may, within two months following the expiry of such period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Provisions of our charter documents or Cayman Islands law could delay or prevent an acquisition of our company, even if the acquisition may be beneficial to our shareholders, could make it more difficult for you to change management, and could have an adverse effect on the market price of our ordinary shares.

Provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. These provisions include:

•	a requirement that extraordinary general meetings of shareholders be called only by the directors or, in limited circumstances, by the directors upon shareholder requisition;

•	an advance notice requirement for shareholder proposals and nominations to be brought before an annual general meeting;

•	the authority of our board of directors to issue preferred shares with such terms as our board of directors may determine; and

•	a requirement of approval of not less than 66 2/3% of the votes cast by shareholders entitled to vote thereon in order to amend any provisions of our amended and restated memorandum and articles of association.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A foreign corporation will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2020 taxable year, and we do not expect to become a PFIC in any future taxable year. However, no assurance can be given that the U.S. Internal Revenue Service (or IRS) or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended (or the Code) (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the shares of our ordinary shares.

The future development of national security laws and regulations in Hong Kong could impact our Hong Kong holding subsidiary.

On May 28, 2020, the National People’s Congress of the People’s Republic of China approved a proposal to impose a new national security law for Hong Kong and authorized the Standing Committee of the National People’s Congress to proceed to work out details of the legislation to be implemented in Hong Kong (the “Decision”). While the details of the new law are still scarce as of the date of this annual report, there is a risk that the Decision may trigger sanctions or other forms of penalties by foreign governments, which may cause economic and other hardship for Hong Kong, including companies such as WJ Energy, our holding subsidiary which is incorporated in Hong Kong.  As the Decision is new and details of the new law unavailable as of the date of this annual report, it is difficult to predict the impact, in any, the new law will have on WJ Energy (including, without limitation, the ability of WJ Energy to pay dividends or make distributions to our company), as such impact will depend on future developments, which are highly uncertain and cannot be predicted.

Risks Related to Our Ordinary Shares

An active, liquid and orderly trading market for our ordinary shares may not be maintained in the United States, which could limit your ability to sell our ordinary shares.

Although our ordinary are listed on the NYSE American, an active U.S. public market for our ordinary shares may not be sustained. If an active market is not sustained, you may experience difficulty selling your ordinary shares. Moreover, the price of our publicly-listed shares has been subject to significant downward fluctuations, which creates the risk of loss of your investment in our ordinary shares.

Our ordinary share price has been may in the future be volatile and, as a result, you could lose a significant portion or all of your investment.

The market price of the ordinary shares on the NYSE American has been and may in the future fluctuate as a result of several factors, including the following:

•	fluctuations in oil and other commodity prices;

•	volatility in the energy industry, both in Indonesia and internationally;

•	variations in our operating results;

•	risks relating to our business and industry, including those discussed above;

•	strategic actions by us or our competitors;

•	reputational damage from accidents or other adverse events related to our company or its operations;

•	investor perception of us, the energy sector in which we operate, the investment opportunity associated with the ordinary shares and our future performance;

•	addition or departure of our executive officers or directors;

•	changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;

•	trading volume of our ordinary shares;

•	future sales of our ordinary shares by us or our shareholders;

•	domestic and international economic, legal and regulatory factors (such as the global novel coronavirus pandemic) unrelated to our performance; or

•	the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.

We may not be able to maintain the listing of our ordinary on the NYSE American, which could adversely affect our liquidity and the trading volume and market price of our ordinary shares, and decrease the value of your investment.

Our ordinary shares are currently traded on the NYSE American. In order to maintain our NYSE American listing, we must maintain certain share price, financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer (i) if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; (ii) if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; (iii) if the issuer sells or disposes of principal operating assets or ceases to be an operating company; (iv) if an issuer fails to comply with the NYSE American’s listing requirements; (v) if an issuer’s securities sell at what the NYSE American considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by the NYSE American; or (vi) if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable. If the NYSE American delists either our ordinary shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for our securities, reduced liquidity, decreased analyst coverage of our securities, and an inability for us to obtain additional financing to fund our operations.

We require significant capital to realize our business plan.

Our ongoing work program is expensive, and we will require significant additional capital in order to fully realize our business plan. This is particularly true because we raised less funding than we had anticipated in our December 2019 initial public offering.

We have no commitments for any financing, and no assurance can be provided that we will be able to raise funds when needed. Further, we cannot assure you that our actual cash requirements will not exceed our estimates. Even if we were to discover be successful in our exploration operations, we will require additional financing to bring our interests into commercial operation and pay for operating expenses until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

Under the current capital and credit market conditions, we may not be able to obtain additional equity or debt financing on acceptable terms. Even if financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements.

If we are unable to obtain additional financing, we may be unable to implement our business plan and our growth strategies, respond to changing business or economic conditions and withstand adverse operating results. If we are unable to raise further financing when required, our planned production and exploration activities may have to be scaled down or even ceased, and our ability to generate revenues in the future would be negatively affected.

Additional financing could cause your relative interest in our assets and potential earnings to be significantly diluted. Even if we have success, we may not be able to generate sufficient revenues to offset the cost of our operational plans and administrative expenses.

An entity controlled by our Chairman owns a substantial majority of our ordinary shares and voting power.

Maderic Holding Limited, an entity controlled by our Chairman Wirawan Jusuf, owns and exercises voting and investment control of approximately 70.49 % of our ordinary shares as of the date of this report. In addition, HFO Investment Group, an entity controlled by the adult sister of James J. Huang, our Chief Investment Officer, owns and exercises voting and investment control of approximately 10.50 % of our ordinary shares as of the date of this report. As a result of this concentration of share ownership, investors may be prevented from affecting matters involving our company, including:

•	composition of our Board of Directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets; and

•	our corporate financing activities and the approval of equity incentive plans.

Furthermore, this concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our shareholders. This significant concentration of share ownership may also adversely affect the trading price for our ordinary shares because investors may perceive disadvantages in owning shares in a company that is controlled by a company insider. This concentration of ownership could also create conflicts of interests for Dr. Jusuf that may not be resolved in a manner that all shareholders agree with.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have identified “material weaknesses” and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2018 and 2017, the material weaknesses that have been identified in our internal control over financial reporting as of December 31, 2018 related to i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements ii) our lack of an audit committee. We have implemented and are continuing to implement a number of measures to address the material weaknesses identified. As the remedial measures had not been fully implemented in the limited time that elapsed since our initial public offering, our management concluded that one material weakness had not been remediated as of December 31, 2019. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” As a result of the material weakness, our management has concluded that as of December 31, 2019, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and that the required disclosure is made within the time period specified in the rules and forms of the SEC. We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

Upon completion of our initial public offering, we became subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F beginning with this annual report. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods, which would further damage our reputation and likely adversely impact our share price.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE American governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a “foreign private issuer” for U.S. securities laws purposes, the rules governing the information that we will be required to disclose differ materially from those governing U.S. corporations pursuant to the Exchange Act. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. For example, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly (should we provide them) or current reports may contain less or different information than required under U.S. filings. In addition, as a foreign private issuer, we are exempt from the proxy rules under Section 14 of the Exchange Act, and proxy statements that we distribute are not subject to review by the SEC. Our exemption from Section 16 rules under the Exchange Act regarding sales of ordinary shares by our insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our ordinary shares.

Moreover, as a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE American applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. For example, we follow Cayman Islands law with respect to the requirements for meetings of our shareholders, which are different from the requirements of the NYSE American. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE American rules as shareholders of companies that do not have such exemptions.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. All of the ordinary shares owned by our existing shareholders are subject to lock-up agreements with the underwriters of this offering that restrict the shareholders’ ability to transfer our ordinary shares for at least six months from the date of the closing of the offering of the ordinary shares. Substantially all of our outstanding ordinary shares will become eligible for unrestricted sale upon expiration of the lock-up period. In addition, ordinary shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

Shares eligible for future sale may depress our stock price.

As of the date of this annual report, we had 7,407,955 ordinary shares outstanding, 6,000,000 of which were held by our affiliates and. In addition, 637,500 ordinary shares were subject to outstanding options granted under certain stock option agreements entered into with our management team. All of the ordinary shares held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. Sales of ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

We may issue preferred shares with greater rights than our ordinary shares.

Our amended articles of association authorize our board of directors to issue one or more series of preferred shares and set the terms of the preferred shares without seeking any further approval from our shareholders. Any preferred shares that are issued may rank ahead of our ordinary shares, in terms of dividends, liquidation rights and voting rights.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•	not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;

•	not being required to comply with any requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

We incur significant costs as a public company in the United States.

As a public company in the United States, we incur significant legal, accounting, insurance and other expenses that we did not incur as a private company located in Indonesia, including costs associated with U.S. public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NYSE American. These costs could have a material adverse effect on our results of operations.

Because the likelihood of paying cash dividends on our ordinary shares is remote at this time, investors must look solely to appreciation of our ordinary shares in the market to realize a gain on their investments.

We do not know when or if we will pay dividends. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. Accordingly, investors must look solely to appreciation of our ordinary shares in the market to realize a gain on their investment. This appreciation may not occur.

ITEM 4. INFORMATION ON THE COMPANY

Overview and History and Development of the Company

Indonesia Energy Corporation Limited is an oil and gas exploration and production company focused on Indonesia. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

Our mission is to efficiently manage targeted profitable energy resources in Indonesia. Our vision is to be a leading company in the Indonesian oil and gas industry for maximizing hydrocarbon recovery with the minimum environmental and social impact possible.

We were incorporated on April 24, 2018 as an exempted company with limited liability under the laws of the Cayman Islands and are a holding company for WJ Energy Group Limited (or WJ Energy), which in turn owns our Indonesian holding and operating subsidiaries.

Indonesia’s Oil and Gas Industry and Economic Information

The largest economy in Southeast Asia, Indonesia (located between the Indian and Pacific oceans and bordered by Malaysia, Singapore, East Timor and Papua New Guinea) has charted impressive economic growth since overcoming the Asian financial crisis of the late 1990s with an average annual GDP growth of above 5% for the past 10 years, according to the World Bank. Today, Indonesia is the world’s 16th largest economy, a member of the G-20 and the world’s fourth most populous nation with a population of over 262 million, according to the Central Intelligence Agency’s World Factbook. Indonesia also has a prominent presence in other commodities markets such as thermal coal, copper, gold and tin, with Indonesia being the world’s second largest tin producer and largest tin exporter, as well as in the agriculture industry as a producer of rice, palm oil, coffee, medicinal plants, spices and rubber according to the Indonesia Commodity & Derivatives Exchange and the World Factbook.

The Indonesian oil and gas industry is among the oldest in the world. Indonesia has been active in the oil and gas sector for over 130 years after its first oil discovery in North Sumatra in 1885. The major international energy companies began their significant exploration and development operations in the mid-20th century. According to its public filings, Chevron has been very active in Indonesia for over 50 years. Chevron has produced a very large amount of oil — 12 billion barrels — over this period with billions of those barrels having been produced in Sumatra (the location of our Kruh Block, as described below.

The following map shows the area in which international major companies operate within Indonesia:

Source: Indonesia Energy Corporation Limited

Indonesia’s early entry into the energy industry helped the country become a global pioneer in developing a legal, commercial and financial framework to support a very stable, growing industry that encouraged the hundreds of billions of dollars made in investment. The Indonesian energy industry was the model of the global industry, having been the founder of the model form of production sharing contract which is still used around the world as a preferred contract form; and this is the form of contract under which we operate our Citarum Block, as described below.

Indonesia’s oil and gas sector is governed by Law No. 22 of 2001 regarding Oil and Gas (November 22, 2001) (or the Oil and Gas Law). The Government retains mineral rights throughout Indonesian territory and the government controls the state mining authority. The oil and gas sector is comprised of upstream (namely exploration and production) and downstream activities (namely refining and processing), which are separately regulated and organized. The upstream sector is managed and supervised by SKK Migas. Private companies earn the right to explore and exploit oil and gas resources by entering into cooperation contracts, mainly based upon a production sharing scheme, with the government through SKK Migas, thus acting as a contractor to SKK Migas. One entity can hold only one PSC, and a PSC is normally granted for 30 years, typically comprising six plus four years of exploration and 20 years of exploitation.

The oil and gas industry, however, both in Indonesia and globally, has experienced significant volatility in the last four years. Global geopolitical and economic considerations play a significant role in driving the sensitivity of oil prices. From its peak in mid-2014 (US$105.72 per barrel), the ICP for the type of crude oil we produce collapsed by more than 75% and began 2016 at US$25.83 per barrel. Since 2016, political and economic factors forced the global crude oil supply and demand to a balance and ICP rose again to reach the average of US$61.89 for the year ended December 31, 2019. According to Forbes, in the first quarter of 2020, the Covid-19 outbreak had a large impact on oil prices worldwide. As Saudi Arabia increased oil production and lowered prices beginning of March, despite a lack in demand in the wake of the virus outbreak, benchmark oil prices collapsed by 25%. The ICP was depressed to an average price of US$ 42.19 per barrel for the first four months of 2020 which compared to the year 2019 is a decline of 31.83%.

The problem of a lack of new reserve discoveries and reserve depletion still remains, resulting in a decline in the contribution to state revenue from the Indonesian oil and gas sector. According to the PWC 2018 Guide, investment in the oil and gas industry was around US$10.3 billion in 2017, the lowest in a decade. The PWC 2019 oil and gas guide states that investment grew to US$ 10.9 billion in 2018. The government set a target of 7.4% for 2019 investment in upstream oil and gas increase by 16% on a year-on-year basis to US$5.2 billion from US$ 4.5 billion. On a gas reserve basis, as stated in the BP Statistical Review of World Energy 2019 (or the BP 2019 Report), Indonesia ranks 13th in the world and the 2nd in the Asia-Pacific region, following China.

According to the DGOG, in 2018, investment of US$11.99 billion has been realized in upstream activities in Indonesia. The SKK Migas Annual Report recorded that at the end of 2018, Indonesia had a total of 216 PSCs, comprising 88 PSCs in production stage and the remaining 128 in the exploration stage. Roughly 75% of oil upstream activities are focused in Western Indonesia, where our blocks are located. In January 2019, the SKK MIGAS bulletin reported that the total upstream oil and gas investment in 2019 reached US$ 11.49 Million; and on the previous month bulletin report SKK MIGAS reported that investment in 2019 have increased by 11% compared to the third quarter in 2018. SKK MIGAS also recorded that there are 42 main projects in the upstream sector until 2027. With the total investment amount of US$ 43.3 Billion.

In order to boost oil and gas investment and production, the Indonesian government changed the PSC system in March 2018 from cost recovery to gross split, and further revoked 18 regulations and 23 requirements for certifications, recommendations and permits, each in an attempt to reduce duplication in certification, shorten bureaucracy and simplify the regulatory regime. The gross split scheme allocates oil and gas production to contracting parties based on gross production, whereas in cost recovery, oil and gas production was shared between the government and contractors after deducting the production costs. The government remains keen to attract more foreign investment into the domestic oil and gas industry due to insufficient production against rising demand.

According to the BP 2019 Report, Indonesia’s oil consumption in 2018 reached 1.78 million barrels per day, 43% of which was met by domestic production. The MEMR specified that Indonesia exported 74.4 million barrels of oil and imported 113 million barrels of oil in 2018. SKK Migas recorded Thailand and the United States as the top two countries Indonesia exported oil and condensate to in 2018, respectively at 13.65 million barrels and 11.03 million barrels.

Further, we believe that Indonesia’s expanding economy, in combination with the government's intention to lower reliance on coal as a source for energy supply in industries, power generation and transportation, will cause Indonesian domestic demand for gas to rise in the future. Indonesia’s power infrastructure needs substantial investment if it is not to inhibit Indonesia’s economic growth. According to the PWC 2017 Report, generating capacity at the end of 2016 was standing at around 59.6 gigawatts, struggling to keep up with the electricity demand from Indonesia’s growing middle class population and its manufacturing sector. The 2018 PWC Power guide report shows that in 2017 Indonesia had approximately 60.7 GW of Installed power plant capacity. The Indonesian Secretariat General of National Energy Council has reported that Indonesia's gas demand is estimated to rise from 1.67 TCF in 2015 to 2.45 TCF in 2025 with the bulk of demand originating from Java and Bali, particularly for power stations and fertilizer plants.

According to Indonesia Energy Outlook 2018 report published by the Indonesian Agency for the Assessment and Application of Technology, from 2016 to 2050, with an average Indonesian GDP growth rate of above 5% per year, together with a population growth of 0.71% per year, Indonesia’s total energy demand is expected to grow at an average rate of 5.3% per year. For the same period, natural gas demand average growth rate is estimated at 6.3% per year, industrial sector energy demand average growth rate is expected at 6.1% per year and total electricity demand is expected to increase 740% by 2050. Also, natural gas demand for electricity generation is estimated to continue to increase with an average growth rate of 4.9% per year while the transportation energy demand is expected to grow at an average rate of 4.6% per year.

In terms of gas distribution, Indonesia still lacks an extensive gas pipeline network because the major gas reserves are located away from the demand centers due to the particular territorial composition of the archipelagic state of Indonesia. Indonesian gas pipeline networks have been developed based on business projects; thus, they are composed of a number of fragmented systems. The developed gas networks are located mostly near consumer centers. The annual growth of gas transmission and distribution pipeline in 2017 was only 4.7% with 483.57 km of additional pipeline length from 2016. Total gas distribution pipeline infrastructure in 2017 was 10,670.55 km and according to Government plans, by 2030 Indonesia is expected to add a total of 6,989 km of gas pipeline network.

In West Java, where the Citarum Block is located, the total natural gas demand is expected to increase significantly from 2,521 MMSCFD in 2020 to 3,032 MMSCFD by 2035 according to Petromindo, an Indonesian petroleum, mining and energy news outlet. This will require additional gas supply of 603 MMSCFD in 2020 and 1,836 MMSCFD in 2028 including import. Being relatively low-carbon compared to coal, as well as being medium-cost, gas is likely to remain a favored fuel for at least the next decade, especially given Indonesia’s extensive gas reserves. Moreover, energy demand in Indonesia is expected to increase as Indonesia's economy and population grow.

Our Opportunity

Beginning in 2014, our management team identified a significant opportunity in the Indonesian oil and gas industry through the acquisition of medium-sized producing and exploration blocks. In general terms, our goal was to identify assets with the highest potential for profitable oil and gas operations. As described further below, we believe that our two current assets — Kruh and Citarum — represent just these types of assets.

We believe these medium-sized blocks were available for two main reasons: (i) a general lack of investment in the industry by smaller companies such as ours and (ii) the fact that these blocks are overlooked by the major oil and gas exploration companies; many of which operate within Indonesia.

The fundamentals for the lack of investment in our target sector are the industry’s intensive capital requirements and high barriers to entry, including high startup costs, high fixed operating costs, technology, expertise and strict government regulations. We have and will continue to seek to overcome this through the careful deployment of investor capital as well as cash from our producing operations.

In addition, the medium-sized blocks we target are overlooked by the larger competitors because their asset selection is subject to a higher threshold criterion in terms of reserve size and upside potential to justify the deployment of their human resources and capital. This means that a very small company is not capable of operating these blocks, a new investor is unlikely to enter this sector and the major producers are competing for the larger assets.

This scenario creates our corporate opportunity: the availability of overlooked assets including producing and exploration projects with untapped potential resources in Indonesia that creates the potential to both generate economic profit and expand our operations in the years to come.

An important fact is that, since we started our operations in 2014, the natural resources industry has gone through a dramatic change due to oil price volatility. The challenges imposed by the recent low oil prices qualified us to operate efficiently by driving our business to make the most use of the resources available within our organization to lower costs and improve operational productivity.

Asset Portfolio Management

Our asset portfolio target is to establish an optimum mix between medium-sized producing blocks and exploration blocks with significant potential resources. We believe that the implementation of this diversification technique provides our company the ability to invest in exploration assets with substantial upside potential, while also protecting our investments via cash flow producing assets.

We consider a producing block an oil and gas asset that produces cash flow or has the potential to produce positive cash flows in a short-term period. An exploration block refers to an oil and gas block that requires a discovery to prove the resources and, once these resources are proven, such project can generate multiple returns on capital.

Our portfolio management approach requires us to acquire assets with different contracting structures and maturity stage plays. Another key factor is that we believe the diversification provided by our asset portfolio gives us the ability to better face the challenges posed by the industry, such as uncertainties in macroeconomic factors, commodity price volatility and the overall future state of the oil and gas industry.

We believe this strategy also allows us to maintain a sustainable oil and gas production business (a so-called “upstream” business) by holding a portfolio of production, development and exploration licenses supported by a targeted production level. We believe that, in the long-term, this should allow us to generate excess returns on investment along with reducing risk exposure.

Our Assets

We currently hold two oil and gas assets through our operating subsidiaries in Indonesia: one producing block (the Kruh Block) and one exploration block (the Citarum Block). We also have identified a potential third exploration block (the Rangkas Area).

Kruh Block

We acquired rights to the Kruh Block in 2014 and started its operations in November 2014 through our Indonesian subsidiary PT Green World Nusantara (or GWN). Kruh Block operates under a Technical Assistance Contract (or TAC) with PT Pertamina (Persero) (or Pertamina), Indonesia’s state-owned oil and natural gas corporation until May 2020 and the operatorship of Kruh Block shall continue as a Joint Operation Partnership (KSO) from May 2020 until May 2030. This block covers an area of 258 km2 (63,753 acres) and is located 16 miles northwest of Pendopo, Pali, South Sumatra. This block produced an average of about 7,582 barrels of oil per month in 2019. Out of the total eight proved and potentially oil bearing structures in the block, three structures (North Kruh, Kruh and West Kruh fields) have combined proved developed and undeveloped gross crude oil reserves of 4.64 million barrels (net crude oil proved reserves of 1.98 million barrels) and probable undeveloped gross crude oil reserves of 2.46 million barrels as of December 31, 2019 determined on a May 2030 contract expiration date. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. While proved undeveloped reserves include locations directly offsetting development spacing areas, probable reserves are locations directly offsetting proved reserves areas and where data control or interpretations of available data are less certain. There should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. The estimate of probable reserves is more uncertain than proved reserves and has not been adjusted for risk due to the uncertainty. Therefore, estimates of proved and probable reserves may not be comparable with each other and should not be summed arithmetically.

The estimate of the proved reserves for the Kruh Block was prepared by representatives of our company (a team consisting of engineering, geological and geophysical staff) based on the definitions and disclosure guidelines of the SEC contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Our proved oil reserves have not been estimated or reviewed by independent petroleum engineers.

The following map shows the Kruh Block and its producing fields:

Our two main objectives in acquiring Kruh Block was to initiate our operations with a cash producing asset and for our legal entity to earn the required experience to participate in bids and direct tenders with the Government.

We selected Kruh based on certain criteria according to our strategy: (i) selecting an area with proven hydrocarbons; (ii) finding a currently producing structure which is not overdeveloped; and (iii) operating an asset located in the western part of Indonesia.

Pursuant to the Kruh TAC, our subsidiary GWN is a contractor with the rights to operate in the Kruh area with an economic interest in the development of the petroleum deposits within the block until May 2020. The contract is based on a “cost recovery” system, meaning that all operating costs (expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration) are advanced by GWN and later repaid to GWN by Pertamina. Pursuant to the Kruh TAC, all the oil produced in Kruh Block is delivered to Pertamina and, subsequently, GWN recovers the operating costs through the proceeds of the sale of the crude oil produced in the block in a monthly basis, but capped at 65% of such monthly proceeds. GWN is also entitled to an additional 26.7857% of the remaining proceeds from the sale of the crude oil after monthly cost recovery repayment as part of the profit sharing. Together with our share split, our net revenue income is around 74% of the total production times the Indonesian Crude Price (ICP). On a monthly basis, we submit to Pertamina an Entitlement Calculation Statement (ECS) stating the amount of money that we are entitled to base on the oil lifting, ICP, cost recovery and profit sharing of the respective month. In connection with our acquisition (by which we mean our entry into the TAC) of Kruh Block, approximately $15 million of the acquisition costs were carried to our financial statements from the previous contractor. The cost recovery scheme is illustrated and described in “—Legal Framework for the Oil and Gas Industry in Indonesia” below. Since our recoverable cost balance will not be fully recovered up to the expiry of the contract, our net income is not subject to any tax whatsoever.

Historically, the cooperation agreement between Pertamina and its contractors were established via a TAC, but after the regulatory reform in the early 2000’s and the reorganization of Pertamina, the contractual relationship between Pertamina and its partners was changed into KSO.

As of May 22, 2020, we commenced the continuation of our operatorship of Kruh Block under a KSO contract that has a term until May 2030. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between both contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under KSO plus 80% of the operating cost per bbl multiplying non-shareable oil (NSO). Also, under the KSO terms, we have committed to a 3 years’ work program to drill additional wells and perform exploration activities such as 2D and 3D seismic within the Kruh Block. If we fail to fulfill our obligations, including the performance of the work program commitment, Pertamina will have the right to terminate our KSO contract and our bank guarantee shall be deemed forfeited.

When we acquired the Kruh Block in 2014, it had seven producing wells in 2014 and produced 200 barrels of oil per day (BOPD) with an average cost of production per barrel of US$60.25, while 90% of the production relied on only one well, Kruh-20.

Our development plan for the Kruh Block was to increase the production by drilling proved undeveloped (PUD) wells which we considered a low risk investment due to the higher probability of these wells to produce commercial levels of oil compared to drilling wells with unproved reserves. Finding ways to increase the production is particularly important in maturing fields as producing volumes inevitably decline due to the normal decline rate of production in these fields. In financial terms, our target was to produce the highest cash inflow within the remaining period of the contract.

With this target in mind, following execution of Kruh TAC we started to collect data through a passive seismic survey in 80 locations and by reactivating an old well (Kruh-19) to obtain additional geological information. After seismic data re-interpretation and modelling, we initiated our drilling campaign for 2 wells, Kruh-21 (K-21) and Kruh-22 (K-22).

In October 2015, we started drilling K-21 with a targeted depth of 3,418 feet that resulted in a daily production of only 45 BOPD due to a permeability and tortuosity (a measure of how convoluted a well is) issues.

In November 2015, we started drilling K-22 with a targeted depth of 4,600 feet which resulted in a 30 BOPD due to the same permeability and tortuosity issue discovered in K-21.

In the beginning of 2016, we focused on finding solutions to increase the production in K-21 and K-22. From February to May, we performed an acidizing and sand fracturing operation to bypass the challenges in production efficiency that affected the wells K-21 and K-22. This resulted in a multiple production gain in both K-21 and K-22, increasing the production of these wells to 95 BOPD and 98 BOPD, respectively.

During 2016, oil price crisis hit its bottom with an ICP of only $25.83 in the month of January. As a result of this low price, our operations went through a cost analysis procedure in order to determine the economic limit of each of our producing wells by identifying their respective direct production cost. Accordingly, we closed a total of 6 wells that were producing less than 10 BOPD that year. We were required to find solutions to enhance our operating margins in a tough oil price environment, so we discontinued operations of 6 out of the 9 wells we had at that time.

As such, 2016 represented our effort to consolidate our operations in terms of efficiency that resulted in the reduction of operating costs, allowing our company to go through the crude oil price turmoil. The cost reduction and efficiency measures taken include (i) setting an economic limit for each operating well and closing wells that has exceeded $40 per barrel production cost; (ii) increased production from the remaining wells through stimulation activities; (iii) renegotiating contracts with service providers; (iv) establishing a fuel utilization plan that allowed us to use the gas produced from our wells as engine fuel and (v) optimized surface facilities equipment and system.

In May 2017, we drilled our third development well (K-23) with a cost of approximately US$ 1.5 million in Kruh Block with total depth of 3,315 feet that resulted in a production of 30 BOPD due to same issues encountered in K-21 and K-22, permeability and tortuosity issues.

In October 2017, a stimulation operation of sand fracturing by Halliburton was performed in two wells, K-21 and K-23, in order to improve the flow of hydrocarbons into these wells. Following completion, the production of K-23 was increased from 30 BOPD to 170 BOPD and in K-21 from 20 BOPD (production in K-21 declined back to 20 BOPD due to increase in the water cut from 2016 to 2017) to 95 BOPD. This stimulation resulted in an increase of 3,844 barrels oil per month, resulting on our peak total production of more than 11,000 barrels oil per month or 380 BOPD during the subsequent month.

One well service was completed in June 2018 for K-21 to restore the production by cleaning the well from the sand material that filled the borehole carried by the formation fluid. No development wells were drilled in 2016 and 2018 and no exploratory wells were drilled by our company up to date.

Other major activities in the Kruh field during 2018 were well services and necessary work for maintaining production. The work included well cleaning and production string replacement.

In December 2018, we initiated a pilot project with the application of electrical stimulation oil recovery method (or ESOR) for an attempt of increasing the oil production in the Kruh field. The basic function of the ESOR process is to increase the mobility of the oil by reducing its viscosity, which in turn helps move the oil toward producing wells. By inducing direct current power through existing oil wells, the electric field drives the oil from the anode to the cathode, a process commonly referred to as electrokinetics. During the trial period in 2019, we did not observe significant increases of production rate from the 4 producing wells. Therefore, we terminated the pilot project in February 2020.

During the period of our operatorship, we have incurred total expenditures of at least $15 million, including drilling costs of three wells. We were able to produce oil from all three wells drilled during our operatorship, which represents a 100% drilling success ratio. We also improved our water treatment system, installed a thermal oil heater to increase the speed in which the water is separated from the oil, as Pertamina allows a maximum of 0.5% of water content in the oil transferred to them, and upgraded our power generating facilities to gas fueled engines.

Since 2014, we have increased the gross production from 250 BOPD (gross) in early 2014 and reached a peak of 400 BOPD in 2018, which we achieved by the drilling of three new wells and upgrade of the production facilities. Our production is our primary source of revenue. At a per barrel crude price of US$61.89 (historical 12-month average price calculated as the average ICP for each month in 2019) and a production of 7,582 barrels of oil per month, we were able to generate approximately US$470,000 per month of gross revenue from Kruh. We intend to gradually increase production on the block over the next few years, with an anticipated nominal amount of additional capital expenditures required.

During 2019, Kruh Block produced an average of about 7,582 barrels per month (gross). This represent an average of 26.9% decline from the 4 producing wells. The two major producing wells K-22 and K-23 wells, however, only declined at 14.9% rate. During the period of December 2014 to December 2019, we have produced a total of 497,398 barrels of oil from the Kruh structure.

Historically, the average gross initial production of the 29 oil wells drilled in Kruh Block is 191 bopd, with an average gross production of 173 bopd throughout the wells' first year of production, considering an exponential decline rate per year of 21%. The decline rate of 21% was estimated based on the decline curve analysis of field-wide production history from 2017 to December 2019. Based on this data, a well in Kruh Block would be expected to produce, on average, a total gross amount of approximately 63,112 bbls of crude oil in its first year. Also, due to the successful stimulation and maintenance, wells K-22 and K-23 have significantly lower decline rate than 21%. Based on the data above, the KSO cost recovery terms and using an average oil price of US$61.89 (the previous 12-months average monthly ICP as of December 31, 2019), on average, a well would generate US$ 3.24 million net revenue in its first year (US$ 1.70 million in its first 6 months).

In October 2017, we formally started negotiations with Pertamina to obtain an extension for the operatorship of the Kruh Block after the expiry of our term in May 2020 through a KSO contract with Pertamina. Through a performance appraisal, we successfully qualified to continue the operatorship of Kruh Block. In October 2018, Pertamina has sent us the Direct Offering Invitation of Kruh Block attached with the contract draft for 10 years continuing operatorship period. In July 2019, we received the award by Pertamina to operate the Kruh Block for an additional 10 years under an extended KSO. The KSO contract was signed on July 26, 2019. Thus, the reserve estimation and economic models assumptions, as of December 31, 2019 and 2018, consider that we have the operatorship of the Kruh Block until May 2030, as evidence indicates that renewal is reasonably certain, based on SEC Regulation S-X §210.4-10(a)(22) that defines proved oil and gas reserves.

As of December 31, 2019 and 2018, considering the operatorship of Kruh Block ending in May 2030, net proved reserves have a net ratio of approximately 43.57% and 42.72% of total reserves. This net ratio calculation is based on our revenue entitlement, taking into consideration the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period. As of December 31, 2017, with the Kruh Block operatorship ending in May 2020, the unrecovered expenditures on TAC operations of $20,258,361 would remain unrecovered up to the end of the TAC, hence our entitlement to 74.37% of the revenue from the sales of the crude oil produced until the expiry of the TAC in May 2020 (65% of the proceeds from the sale of the crude oil produced as cost recovery plus 26.7857% profit sharing portion of the remaining 35% of the proceeds from the sale of the crude oil), which results in a net proved reserves ratio of 74.37% of total reserves at that point in time. In contrast, as of December 31, 2018, with an assumed extension of the Kruh Block operatorship to May 2030 and with the cost recovery balance reset to zero in May 2020, we estimate that we will be entitled to approximately 42.72% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block until May 2030, considering the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period, resulting on a net proved reserves ratio of 42.72% of total reserves.

Following the confirmation of the Kruh Block extension, our board of directors approved a development plan for a drilling program of 18 Proved Undeveloped Reserves (or PUD) wells at Kruh Block, according to the schedule below:

	Unit\Year	2020	2021	2022	Total
Planned PUD wells	Gross well	4	11	3	18
Future wells costs (1)	US$	4,500,000	16,500,000	6,000,000	27,000,000
Total gross PUD added	Bbls	1,060,296	2,551,527	621,015	4,232,838
Total net PUD added	Bbls	462,008	1,111,789	270,598	1,844,395

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

We expect to commence new drilling operations in Kruh block during the third quarter of 2020. Our originally anticipated drilling commencement date has been delayed due to COVID-19.

For Proved Developed (PDP) reserves, as a result of more effective reservoir management, we produced a total of 90,989 bbls for the year ended December 2019, an increase of 3,841 bbls, compared to previous year estimate of 2019 production. Such improved recovery also brings in additional PDP forecast of 75,594 bbls as the revision of previous estimate for future production as of December 31, 2019.

However, net PDP was revised downward by 9,486 bbls due to the loss of net share (43.57%) of the non-shareable oil (NSO) of 109,043 bbls in the new KSO contract despite the upward revision of net ratio increase (from 42.72% to 43.57%) from beginning total gross PDP and upward revision of PDP reserves estimate in 2019. As a result of rescheduling of development plan, the gross PUD estimate is revised downward by 365,759 bbls and net PUD estimate is revised downward by 119,975 bbls. No amounts have been incurred during the year ended December 31, 2019 to convert PUD reserves to PDP reserves. As of May 22, 2020, the KSO contract for Kruh became effective, and thus we have begun the drilling program to convert PUD reserves to PDP reserves. Our management determined that it was not economically prudent for us to incur any additional capital expenditures prior to the KSO effectiveness (which occurred in May 2020) because such expenditures wouldn't be recovered under the KSO cost recovery scheme.

The table below summarizes the gross and net crude oil proved reserves as of December 31, 2019 in Kruh Block:

	Crude Oil Proved Reserves at
	Kruh Block
Gross Crude Oil Reserves
Gross Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	387,154
Gross Crude Oil Proved Undeveloped Reserves (PUD)	4,232,838
Total Gross Crude Oil Reserves	Bbl	4,619,992

Net Crude Oil Reserves
Net Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	121,182
Net Crude Oil Proved Undeveloped Reserves (PUD)	1,844,395
Total Net Crude Oil Reserves	Bbl	1,965,577

Our estimates of the proved reserves are made using available geological and reservoir data as well as production performance data. These estimates are reviewed annually by internal reservoir engineers, and Pertamina, and revised as warranted by additional data. The results of infill drilling are treated as positive revisions due to increases to expected recovery. Other revisions are due to changes in, among other things, development plans, reservoir performance and governmental restrictions.

Our proved oil reserves have not been estimated or reviewed by independent petroleum engineers. The estimate of the proved reserves for the Kruh Block was prepared by IEC representatives, a team consisting of engineering, geological and geophysical staff based on the definitions and disclosure guidelines of the SEC contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.

Kruh Block’s general manager and our Chief Operating Officer have reviewed the reserves estimate to ensure compliance to SEC guidelines for (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Net reserves were estimated using a per barrel crude price of US$61.89 (historical 12-month average price calculated as the average ICP for each month in 2019). In a “cost recovery” system, such as the TAC or KSO, in which Kruh Block operates or will operate, the production share and net reserves entitlement to our company reduces in periods of higher oil price and increases in periods of lower oil price. This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the TAC and KSO economic models.

As of December 31, 2019, Kruh Block had 4 oil producing wells (K-20, K-21, K-22 and K-23 in Kruh field) covering 47 acres. There were 18 proved undeveloped oil locations in Kruh (6), North Kruh (7) and West Kruh (5) field covering 491 acres. In the West Kruh field, there are additional 9 probable locations covering 279 acres. See details on table below.

PDP, PUD and Probable Locations and Acreage for the Kruh Block as of December 31, 2019
Reserves Category	Kruh Field		North Kruh Field		West Kruh Field		Total
	Locations	Acreage	Locations	Acreage	Locations	Acreage	Locations	Acreage
Proved Dev Producing (PDP)	4	47	-	-	-	-	4	47
Proved Undeveloped (PUD)	6	73	7	264	5	154	18	491
Total Proved	10	120	7	264	5	154	22	538
Probable	-	-	-	-	9	279	9	279
Total Proved & Probable	10	120	7	264	14	433	31	817

The following table summarizes the gross and net developed and undeveloped acreage of Kruh Block based on our TAC and KSO terms, as well as our economic model as of December 31, 2019:

Gross and Net Developed and Undeveloped Acreage of Kruh Block as of December 31, 2019
	Developed Acreage		Undeveloped Acreage		Total Acreage
Kruh Block	Gross	Net	Gross	Net	Gross	Net
Kruh Field	47	21	73	32	120	53
North Kruh Field	-	-	264	115	264	115
West Kruh Field	-	-	154	67	154	67
Other	-	-	63,215	27,656	63,215	27,656
Total	47	21	63,706	27,870	63,753	27,891

Citarum Block

Citarum Block is an exploration block covering an area of 3,924.67 km2 (969,807 acres). The block is located onshore in West Java with a population of 48.7 million people and only 16 miles south of the capital city of Indonesia, Jakarta, thus placing it within a short distance to the major gas consumption area in Indonesia – the Greater Jakarta region in West Java. We believe this significantly mitigates the logistical and geographical challenges posed by Indonesia’s composition and infrastructure, significantly reducing the commercial risks of our project.

Citarum Block is located in onshore Northwest Java basin. In terms of geology, a very effective petroleum system has been proved in the region from the long history of exploration and production efforts since the 1960’s. According to the United States Geological Survey (USGS) assessment (Bishop, Michele G. “Petroleum Systems of The Northwest Java Province, Java and Offshore Southeast Sumatra, Indonesia”, Open-File Report 99-50R, 2000), “Northwest Java province may contain more than 2 billion barrels of oil equivalent in addition to the 10 billion barrels of oil equivalent already identified”. However, little new reserves have been added to the region during the last 15 years due to the lack of investments in exploration programs. We have not engaged independent oil and gas reserve engineers to audit and evaluate the accuracy of the reserve data from the USGS research. Citarum Block also shares its border with the producing gas fields of Subang, Pasirjadi, Jatirarangon and Jatinegara. The combined oil and gas production from more than 150 oil and gas fields in the onshore and offshore Northwest Java basin, operated by Pertamina, is 45,000 BOPD and 450 million standard cubic feet gas per day (MMSCFD). The following graphics show the Citarum Block together with the producing oil and gas fields in the region, as well as the block’s proximity to the West Java gas transmission network:

Source: Indonesia Energy Corporation Limited

We started collecting data regarding the Citarum Block in 2016, when we decided it was time to expand our asset base by adding an exploration block to our portfolio. Given our strategy, we had to find a cost efficient method to acquire a block with the potential to add hydrocarbons reserves to our company as part of the process to maximize our company's value. With the necessary technical knowledge and regulatory experience from our professionals, we agreed that the best method for us to acquire an exploration block was via a Joint Study proposal to the Government in a “work area” that had not yet been reserved for the bidding process by the Government. The Joint Study objective is to determine oil and gas potential within a proposed working area by conducting geological and geophysical work such as field surveys, magnetic surveys and the reprocessing of existing seismic lines. Upon completion of the Joint Study, if the Government further decided to conduct a bidding process for the working area, we would have the right to change our offer (right to match) in the bidding process if the other bidders gave higher offers.

Therefore, following our plans, our team identified Citarum, an open onshore area in West Java that was available for a Joint Study. In September 2016, after we formally expressed our interest to the government to conduct the Joint Study in Citarum and fulfilled all requirements, we obtained the approval to initiate our Joint Study program in conjunction with DGOG and LAPI ITB (a third-party consultancy service provided by Bandung Institute of Technology (or ITB)). The study target was to integrate field geological survey, subsurface mapping, identify stratigraphy and structural geology, perform a basin analysis and petroleum system assessment. As part of our proposal, we engaged a surveyor to perform a passive seismic as an alternative method to fill the gap of the existing two-dimensional seismic survey due to the absence of data on some area on the block. With 111 survey points, the work was completed in two months and covered approximately one third of the area, as shown in the illustration below. The data produced from the passive seismic together with the existing two-dimensional seismic data we acquired from the Indonesian National Data Management Company were the base for the Joint Study.

Between 2009 and 2016, Citarum Block had been operated by Pan Orient Energy Corp. (or POE), a Canadian oil and natural gas company whose shares are listed on the TSX Venture Exchange. POE carried out various exploration work on the Citarum block, including the drilling of 4 wells in different locations across the block: Pasundan-1, Geulis-1, Cataka-1 and Jatayu-1. Providentially, all 4 wells discovered natural gas and gas flow was recorded for the Pasundan-1 and Jatayu-1 wells. The total investment made by POE on Citarum Block was $40,630,824.

Pasundan-1 encountered gas at a depth between 6,000 feet and 9,000 feet, while the mud log and sidewall cores displayed oil and gas shows. Cataka-1 well had gas indication from approximately 1,000 feet depth to 2,737 feet when the well was abandoned due to drilling problems as a result of inexperience operating in the region. Jatayu-1 well flowed high-pressured gas from approximately 6,000 feet depth and had a strong indication of gas-bearing between 5,800 feet and 6,700 feet depth. Geulis-1 well had gas indication from 1,000 feet to 4,300 feet depth. All 4 wells were suspended and plugged as the equipment and consumables used were not compatible to the drilling conditions, formation or strong gas flow.

Also, the gas indication/flowing from the wells would have been much more significant had the formations had not been damaged by high mud weight during drilling. Proper preparation to avoid drilling issues encountered by the previous operator for the up-coming drilling program should lead to an efficient delineation of gas discoveries.

The results from the 4 wells drilled in Citarum and the amount of data available regarding the block are the key factors for us in selecting Citarum as the block’s risk profile was significantly reduced with the discovery of gas across the block. Likewise, the fact that gas zones exist at different depths between 1,000 feet and 6,000 feet contributes to the potential of commercially developing these gas discoveries. As a result of this plus the significant amount of capital expenditures incurred by the previous operator, who discovered natural gas and gas flows from the 4 drilled wells. We believe this provides us with a unique de-risked asset to continue exploration on.

In the region, oil and gas have been producing from sandstone and carbonate reservoirs within 5 geologic formations (from old to young, Jatibarang, Talangakar, Baturaja, Upper Cibulakan and Parigi). The carbonate buildups in the Baturaja, Upper Cibulakan and Parigi formations are particularly gas rich. Within the Citarum Block, both sandstone and carbonate reservoirs have been encountered during drilling. Because of the gas-prone type II Kerogen domination in the Talangakar source rock of deltaic origin in the hydrocarbon generating “kitchens” (Ciputat, Kepuh, Pasirbungur and Cipunegara), prospects within the Citarum Block are mostly gas-bearing if discovered. The following illustration shows the northwest java stratigraphy:

The Joint Study was completed within a 12 month period (8 months plus a 4 month extension period) and the findings summarized in a report with the following information regarding the area: synopsis of regional geology and petroleum system, play concept, lead and prospect, volumetric of hydrocarbon prospect and economic prospect valuation. The following diagram illustrates the full Joint Study process:

Seismic and Bouger Anomaly
Geophysical
- Mistie Analysis
- Well Seismic Tie
- Seismic Interpretation
- Time Depth Conversion
- Seismic Inversion
Geological
- Well Correlation
- Facies Modeling
- Structural Modeling
- Seal Analysis
- Basin Modeling
Well
Petrophysical
- VClay Calculation
- Porosity estimation
- Sw Calculation
Petroleum System
Source
Reservoir
Seal
Trap
Migration
Play
Prospect
Lead
Volumetric
Expected Monetary Value

In February 2018, Citarum Block was tendered through a direct offer by the MEMR. Following the tender process, we were awarded the rights to explore the Citarum Block in May 2018. The exploration period for Citarum block is comprised of a 6-year period that could be extended for an additional 4 years up to 2028.

In July 2018, a Production Sharing Contracts (or PSC) was signed with respect to Citarum between MEMR and two of our wholly-owned subsidiaries, PT Cogen Nusantara Energi (or CNE) and PT Hutama Wiranusa Energi (or HWE), marking the official commencement of our 30 years operatorship term for the Citarum Block.

The following timeline illustrates the Citarum Block acquisition process:

As part of our commitment of conducting a 300 km of seismic survey, we have recently submitted our work program and budget to the Indonesian Interim Taskforce for Upstream Oil and Gas Business Activities (Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, or SKK Migas). Upon its approval, we will start an Environmental Base Assessment for the region in conjunction with a local university and use the result as a base for any exploration activity in the area. This is part of our exploration activity in Citarum. When the exploration program is initiated, we plan to conduct more G&G studies and a 300km2 2D seismic within the first year of the exploration program and drill our first exploration well in the Jonggol area in its second year. If the drilling is successful, we plan on conducting a 100km2 3D seismic within the second year and drill additional 2 delineation wells in the third year in order to propose a phase 1 development plan for the Citarum Block. If no petroleum in commercial quantities is discovered in Citarum during the exploration period, our PSC would be automatically terminated.

The upcoming exploration program for Citarum will begin with the 8 prospects with the lowest risk (38%-48%), 5 in the Jonggol region and 3 in the Purwakarta region, out of the 28 exploration prospects previously identified and evaluated by the Joint Study. According to data published by SKK Migas, from 2012 to 2018, there were a total of 338 exploration wells drilled in Indonesia and 238 out of the 338 resulted in an oil and gas discovery. The most recent complete data is shown in the table below.

Description \ Year	2012	2013	2014	2015	2016	2017	2018	Total
Total Exploration Wells	96	75	64	33	33	15	22	338
Total Discovery Wells	65	53	47	27	23	10	13	238
Success Ratio	68%	71%	73%	82%	70%	67%	59%	70%
Source: SKK Migas

Considering the closeness to the oil and gas generating “kitchens”, multiple reservoir horizons, moderate risked faulted anticlinal traps, and proved hydrocarbons in previous drilling and nearby producing fields, we believe that 21 of the 28 prospects have geological chance factors of success in the range of 30%-50%. Geological chance factors for the remaining 7 prospects are between 20% and 30%.

The 28 potential hydrocarbon-bearing structures/prospects in Citarum can be identified in the maps below together with the table containing information regarding the prospect, drilling sequence, acreage of each structures/prospects, potential reservoir thickness, and potential net reservoir volume for each structure/prospect:

Prospect		Drilling sequence	Acreage (acres)	Reservoir thickness (feet)	Net reservoir volume (acres-feet)
1	J-1		438	192	83,867
2	J-2		1,299	301	390,848
3	J-3		96	28	2,704
4	J-4		229	115	26,374
5	J-5	1st	2,141	153	327,861
6	J-6	5th	1,130	373	421,131
7	J-7		119	61	7,263
8	J-8		269	379	102,026
9	J-9	6th	1,686	1,479	2,492,477
10	J-10		1,060	353	374,265
11	J-11		89	95	8,418
12	J-12		730	386	282,175
13	J-13		177	235	41,486
14	J-14		262	75	19,701
15	J-15	4th	1,546	798	1,233,162
16	J-16	3rd	1,757	396	695,267
17	J-18		173	17	2,943
18	J-20		1,044	339	353,835
19	J-21		238	59	14,083
20	P-1		707	383	271,013
21	P-2		798	314	250,600
22	P-3	2nd	2,274	725	1,648,940
23	P-4		1,567	386	604,920
24	P-5	8th	2,680	405	1,085,879
25	P-6		1,259	665	837,121
26	P-7		1,272	181	230,161
27	P-8	7th	1,079	762	821,361
28	P-9		517	790	408,314
	Total		26,636	10,445	13,038,195

The following depicts our development plan for Citarum, with the first priority being to confirm the value of the block by proving reserves and later to monetize the asset through the production and sale of gas:

Our Citarum PSC contract is based on the “gross split” regime, in which the production of oil and gas is to be divided between the contractor and the Indonesian Government based on certain percentages in respect of (a) the crude oil production and (b) the natural gas production. Our share will be the Base Split share plus a Variable and Progressive component. Our Crude Oil Base Split share is 43% and our Natural Gas Base Split share is 48%. Our share percentage is determined based on both variable (such as carbon dioxide and hydrogen sulfide content) and progressive (such as crude oil and refined gas prices) components.

Thus, pursuant to our Citarum PSC contract, once Citarum commences production, we are entitled to at least 65% of the natural gas produced, calculated as 48% from the Base Split plus a Variable Component of 5% from the first Plan of Development (POD I) in Citarum, a Variable Component of 2% from the use of Local Content, as the oil and gas onshore services are mostly closed or restricted for foreign companies (as described below under “—Legal Framework for the Oil and Gas Industry in Indonesia), and a 10% increase for the first 180 BSCF produced or 30 million barrels of oil equivalent which according to our economic model, the cumulative production of 180 BSCF will only be achieved in 2025.

The following table summarizes the gross and net developed and undeveloped acreage of Citarum Block based on our PSC terms and economic model as of December 31, 2019:

Gross and Net Developed and Undeveloped Acreage of Citarum Block as of December 31, 2019
	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
Citarum Block	-	-	969,807	550,317	969,807	550,317
Total	-	-	969,807	550,317	969,807	550,317

Pursuant to our PSC for Citarum Block, in order to incentivize and optimize our exploration activities at Citarum, there are circumstances under which we are required or may be required to relinquish portions of the contract area back to the Government, with such portions being subject to be agreed to between us and the Government. For example:

(i)	on or before the end of the initial three (3) contract years beginning with the date the PSC was approved by the Government, we are required to relinquish twenty percent (20%) of the original total contract area in Citarum.

(ii)	if at the end of the third (3rd) contract year, certain agreed to work programs have not been completed, upon consideration and evaluation of SKK Migas, we would be obliged to relinquish an additional fifteen percent (15%) of the original total contract area at the end of the third contract year.

(iii)	on or before the end of the sixth (6th) contract year, we are required relinquish additional portions of contract area so that the area retained thereafter shall not be in excess of twenty percent (20%) of the original total contract area; provided, however, that on or before the end of the sixth (6th) contract year, if any part of the contract area corresponding to the surface area in which petroleum has been discovered, is greater than twenty percent (20%) of the original contract area, then we will not be obliged to relinquish such excess area.

In advance of the date of any relinquishment, we will advise SKK Migas of the portion to be relinquished. For the purpose of such relinquishment, we will consult with SKK Migas regarding the shape and size of each individual portion of the areas being relinquished, provided, however, that so far as reasonably possible, such portion shall each be of sufficient size and convenient shape to enable petroleum operations to be conducted thereon.

Potential Additional Block (Rangkas Area)

In mid-2018, we identified an onshore open area in the province of West Java, adjacent to our Citarum block. We believe that this area, also known as the Rangkas Area, holds large amounts of crude oil due to its proven petroleum system. To confirm the potential of Rangkas Area, in July 2018, we formally expressed our interest to the DGOG of MEMR to conduct a Joint Study in the Rangkas Area and we attained the approval to initiate our Joint Study program in this area on November 5, 2018. The Rangkas Joint Study covered an area of 3,970 km2 (or 981,008 acres) and was completed in November 2019. The DGOG accepted the completion of the joint study and inquired IEC’s interest for further process to tender the block. The study result suggested an effective petroleum system for oil and gas accumulations. Furthermore, with the opportunity to integrate the operation of Citarum and Rangkas together efficiently, we decided to issue a Statement of Interest Letter in December 2019 to the Ministry of Energy (DGOG) as we intend to enter into a PSC contract for the Rangkas through a direct tender process. We will have the right to change our offer in order to match the best offer following the results of the bidding process. The timeline for the tender is contingent upon the DGOG’s plans and schedule

Jakarta
Rangkas Area
3970 km²
Citarum Block
3924 km²
0 km
100 km

Source: Indonesia Energy Corporation Limited

The Rangkas Joint Study includes field geological surveys, geochemical and passive seismic surveys and the reprocessing of existing seismic lines was completed in November 2019. The Joint Study evaluated stratigraphy and structural geology of the area, conducted geochemical techniques to evaluate source rock and oils, performed passive seismic data analysis for identifying hydrocarbon occurrence, and performed basin analyses for assessing the petroleum system of the area with the objective of determining its oil and gas potential. Results of the study suggested (1) data from four wells drilled pre-World War II and two wells drilled in 1991 indicated the presence of hydrocarbon in the area with the discovery of several oil seeps and one gas seep, (2) the petroleum system in the area is proven with the occurrence of Eocene-Oligocene-Miocene source, reservoir and seal rocks similar to adjacent major producing hydrocarbon areas in West Java, and (3) twenty-one petroleum prospects and leads with potentially stacked reservoirs were identified.

Since the study of Rangkas block suggests high potential of finding hydrocarbons, we plan to continue pursue the PSC contract of the block which would be available through a direct tender process in which we will have the right to change our offer in order to match the best offer following the results of the bidding process, which has not taken place as of the date of this report. The timeline for the tender is contingent upon the DGOG's plans and schedule.

Our Competitive Strengths

We believe we have the following competitive strengths:

•	Experienced management.

O	Our management and technical team are comprised of some of the brightest and most passionate people in the industry, including with expertise in exploration technology.

O	Our professional team consistently adopts innovative concepts and technologies to reduce risks in exploring oil and gas, and continually looks for better ways to effectively manage our exploration and production operations.

O	Our management team members (Chief Executive Officer, Chief Operating Officer, Chief Business Development Officer and General Manager) collectively have many years of experience in petroleum exploration, development and production operations. Together they have successfully operated more than 17 oil and gas blocks and found and developed more than 10 oil and gas fields over the last 15 years. Our recently added management team located in the United States consists of our President and Chief Financial Officer. Our President brings 40 years of public energy company experience and was the founder of two energy companies that are or were listed on the NYSE American. Our Chief Financial Officer brings 37 years of financial business experience, mostly as either a chief financial officer or controller, including over 15 years working in public companies.

O	Our top management team members have certification in “Kepala Teknik Tambang” from the Indonesian government, qualifying them for the implementation and compliance of occupational safety and health legislation in mining and petroleum operations. We are fully committed to conducting our operations according to the best industry practices to ensure the health, safety and security of all our stakeholders as well as the protection of the environment and surrounding communities.

•	Established relationships. Through our management team’s experience in operating blocks in Indonesia, we have established close relationships with central and local governments, service providers and other petroleum companies in Indonesia. The excellent relationship between management members and government agencies provides us extraordinary opportunities of accessing low risk and high potential blocks. In addition, our U.S. management team likewise has established relationships with key participants in the U.S. capital and energy markets that we believe will be an asset to us as a U.S.-listed public company.

•	Significant network. Our company has built solid alliances and a vast knowledge network within the Indonesian oil and gas industry, which gives us the ability to execute complex projects and traverse Indonesian regulatory and institutional risk.

•	Niche market. We look to acquire the rights to operate small to “medium sized blocks” onshore that are most likely overseen by the larger competitors. Being an independent and efficient oil and gas company in Indonesia, we have the flexibility and speed necessary to seize opportunities as they arise.

•	Strategically located assets. Our company has a proven track record in acquiring assets located close to major infrastructure and populous cities. We believe that being strategically located to major infrastructure will enable higher margins as we scale our business.

Our Business Strategies

We are an active independent Indonesian exploration and production company with an ultimate goal to generate value for our shareholders. Our overall growth strategy is to actively develop our current blocks and to acquire new assets to boost our growth. We will also evaluate available opportunities to expand our business into the oil and gas downstream industry in Indonesia.

The key elements for achieving our goal are set out below.

•	Strategic investment allocation in existing blocks. We are focused on validating the reserves of our blocks by continuing to develop high impact exploration activities to add reserves, combined with a plan of development in order to increase production.

•	Commercialization and monetization of oil and gas discoveries. We are a revenue driven company and we strategically adjust our operations and development programs in our blocks by evaluating the market and the Indonesian energy demand.

•	Develop our “de-risked” 969.807 acres Citarum Block. $40.6 million was invested by the block’s prior owner, Pan Orient Energy Corp. (TSXV.POE) who drilled 4 wells and successfully discovered natural gas and gas flow from each of the 4 wells. We believe this contribution provides us with a unique de-risked asset to continue exploration on.

•	Expansion of our company's asset portfolio. We actively seek to acquire blocks to increase our company’s value. The energy demand growth and increase of manufacturing activities in the region could lead us to invest into the downstream oil and gas sector.

•	Maintain balance sheet strength to offset commodity cyclicality. We intend to fund our exploration and production activities with equity, free cash flow and a moderate use of debt. With the uncertainty within our sector, we believe that maintaining a strong balance sheet will be critical to our growth.

Competition

We face competition from other oil and gas companies in the acquisition of new oil blocks through the Indonesian government’s tender process. Our competitors for these tenders include Pertamina, the Indonesian state-owned national oil company (who can tender for blocks on its own), and other well-established large international oil and gas companies. Such companies have substantially greater capital resources and are able to offer more attractive terms when bidding for concessions. Therefore, to mitigate the risk of competition, our corporate strategy is to focus on small to “medium sized blocks” onshore that are most likely overseen by the larger competitor.

Facilities, Distribution and Logistics

We do not own any property or facilities. We lease our corporate headquarters in Jakarta, Indonesia, as well as a field office for our operations in Kruh Block. In Kruh Block, due to the cost recovery fiscal terms, the facilities, vehicles, machinery and equipment required for the production of oil and gas are leased by us. The diagram below depicts our current storage, distribution and logistics of the oil from our wells at Kruh to the delivery point to Pertamina:

Legal Framework for the Oil and Gas Industry in Indonesia

Background

Under Article 33(3) of the Constitution of the Republic of Indonesia, all natural resources, including all oil and gas resources, in Indonesia belong to the state and should be used for the greatest benefit of the citizens of Indonesia. As a result, while the Government controls and manages oil and gas resources by, among other things, granting licenses or concessions to third party contractors such as our company, it retains ultimate control over all oil and gas activities in Indonesia.

Prior to the Law No. 22 of 2001 on Oil and Gas (which we refer to herein as the Oil and Gas Law), the Government controlled all oil and gas undertakings in Indonesia and granted Perusahaan Pertambangan Minyak dan Gas Bumi Negara (the predecessor to Pertamina, as described below) the exclusive right to manage and carry out all operations within the territory of Indonesia. Any other enterprise seeking to invest in the Indonesian oil and gas sector required the appointment or approval of the MEMR, and any actual investment would be done through a contractual arrangement with Pertamina. Most of these arrangements took the form of production sharing arrangements such as PSCs, TACs, and KSOs entered into between Pertamina and the contractors.

Beginning with the Oil and Gas Law in 2001, the Government adopted a series of measures to introduce market reform into Indonesia’s oil and gas sector. The Oil and Gas Law remains the primary umbrella legislation governing all oil and gas activities in Indonesia. It places control over the oil and gas industry in the hands of the MEMR and the DGOG. It also established two new governmental bodies – the Oil and Gas Upstream Regulatory Body (Badan Pelaksana Minyak dan Gas Bumi, or BP Migas) and the Oil and Gas Downstream Regulatory Body (Badan Pengatur Hilir Minyak dan Gas Bumi, or BPH Migas) – to regulate activities in their respective sectoral areas. The Oil and Gas Law also divides and for the first time distinguishes between upstream and downstream activities. Further regulations elaborate and implement important aspects of the Oil and Gas Law.

Following the transfer of Pertamina’s control over exploration and production activities in the territory of Indonesia to BP Migas, Pertamina was converted under Government Regulation No. 31 of 2003 converted Perusahaan Pertambangan Minyak dan Gas Bumi Negara into a for-profit, state-owned company in the form of a limited liability company (known as a Perseroan). Further, Government Regulation No. 35 of 2004 on Upstream Oil and Gas Business as amended several times, most recently by Government Regulation No. 55 of 2009 on Second Amendment to the Upstream Oil and Gas Business (or GR 35/2004), transferred Pertamina’s responsibility for managing all production sharing arrangements (except TACs) to BP Migas. These changes have left the reformed Pertamina free to tender for contracts on an equal basis with other companies. Pertamina also split its upstream and downstream operations by incorporating subsidiaries which specifically engage in either upstream or downstream activities. Pertamina’s subsidiary in charge of the upstream activities is PT Pertamina EP (or Pertamina EP) while there are several Pertamina’s subsidiaries established for the downstream activities.

On November 13, 2012, the Constitutional Court of the Republic of Indonesia (Mahkamah Konstitusi Republic Indonesia, or MK) issued Decision 36/PUU-X/2012 (which we refer to as MK Decision 36/2012), which found the transfer of authority to BP Migas under the Oil and Gas Law unconstitutional, ordering the regulatory body be dissolved and all its authority and responsibilities be transferred to the Government through the MEMR. Following a series of Presidential and Ministerial regulations, the duties and functions of BP Migas ultimately were transferred to the Interim Taskforce for Upstream Oil and Gas Business Activities (Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, or SKK Migas) in 2013. As a consequence, production sharing contracts (except TACs) that had previously been transferred to BP Migas from Pertamina were then transferred to SKK Migas. As for TACs, they remain with Pertamina.

Executing Agency for Upstream Activities

Indonesian law currently distinguishes between upstream activities (encompassing the exploration and exploitation of oil and gas resources) and downstream activities (comprising the processing, transporting, storing, and trading of oil and gas). As described above, the distinction between the two types of activities was introduced in the Oil and Gas Law in 2001. Prior to this, Indonesian law did not recognize any market segmentation, and Pertamina was responsible for all aspects of oil and gas operation activities.

The Oil and Gas Law extends this sectoral division to the regulatory bodies established under such law, with BP Migas assuming responsibility for regulating upstream activities and BPH Migas assuming responsibility for downstream activities and both reporting to the DGOG. Furthermore, the Oil and Gas Law and Government Regulation No. 42 of 2002 on Executing Agency for upstream Oil and Gas Business Activities together required that, once established, BP Migas take over Pertamina’s existing production sharing arrangements and that BP Migas become the Government party to subsequent arrangements.

MK Decision 36/2012 dissolved BP Migas and transferred its authority and responsibility back to the MEMR until a new oil and gas law is adopted. In reaching its decision, the MK found that Article 33(3) of the Indonesian Constitution required the Government to manage oil and gas resources directly and that the supervisory duties given to BP Migas fell short of that requirement. It also found that the Government’s monitoring and regulatory activities under BP Migas had deteriorated to the point where it no longer met its constitutional obligations.

On the same day as the MK’s decision, both the President and the MEMR responded to MK Decision 36/2012 by issuing, in order, Presidential Regulation No. 95 of 2012 on the Transfer of Duties and Functions of Upstream Oil and Gas Activities (or PR 95/2012), which transfers BP Migas’ authority and responsibilities to the MEMR. In addition, PR 95/2012 upholds existing arrangements by confirming that all PSCs signed by BP Migas would remain valid until their respective expiration dates. MEMR Regulation No. 3135 K/08/MEM/2012 on Transfer of Duties, Functions and Organizations in Execution of Oil and Gas Business (or MEMR Regulation 3135/2012), which transfers those duties to the Interim Task Force for Upstream Oil and Gas Business Activities (Satuan Kerja Sementara Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi) as the implementation regulation of PR 95/2012. The Interim Task Force for Upstream Oil and Gas Business Activities is accountable to the MEMR.

Following the enactment of PR 95/2012 and MEMR Regulation 3135/2012, on January 10, 2013 the President issued Presidential Regulation No. 9 of 2013 on the Implementation of Management of Natural oil and Gas Upstream Business Activities, as amended by the Presidential Regulation No. 36 of 2018 (or PR 9/2013), which established SKK Migas and transferred the authorities to manage upstream oil and gas activities which are based on cooperation contracts to the new regulatory body. PR 9/2013 also establishes a Supervisory Commission, whose membership consists of the MEMR as Chairman, the Vice Minister of Finance, who manages the State Budget as the Vice Chairman, the Chairman of the Capital Investment Coordinating Board, Minister of Environment and Forestry, Chief of National Police and the Vice Minister of the MEMR, so that SKK Migas can control, supervise, and evaluate the management of the upstream oil and gas business activities under its authority. The Supervisory Commission is required to submit a report to the President at least once every six months.

Foreign Direct Investment in the Oil and Gas Industry

Private investment in upstream interests in Indonesia can be made through either a “business entity” or a “permanent establishment”. The Oil and Gas Law defines “business entity” as a legal entity which is established under the law of and domiciled in the Republic of Indonesia, which operates in Indonesia, and which undertakes business permanently and continuously in Indonesia. Such business entities usually take the form of a limited liability company (Perseroan Terbatas). The Oil and Gas Law defines “permanent establishment” as a legal entity which is established outside of Indonesia which undertakes activities within the Indonesian territory and complies with the prevailing Indonesian laws. The permanent establishment allows foreign investors to conduct upstream activities through a branch of a foreign incorporated enterprise.

Business entities and permanent establishments carry out upstream activities as contractors under a cooperation agreement with the representative of the Government. The Oil and Gas Law stipulates that a contractor may only be awarded one cooperation agreement for one working area as an implementation of the “ring-fencing” principle where revenues and costs in respect of one working area under one cooperation agreement cannot be consolidated with and used to relieve the tax obligations of another working area under a different cooperation agreement.

As our operating subsidiaries are each a Perseroan domiciled in Indonesia, we operate under the “business entity” regime of the Oil and Gas Law.

Upstream Regulations

Upstream activities are conducted in working areas whose boundaries are determined by the MEMR. Each contractor may only be granted one working area; as a result, upstream oil and gas companies operating in Indonesia, such as ours, incorporate separate legal entities for each asset in which they have an interest. Upstream activities are performed through cooperation contracts between either SKK Migas or Pertamina and contractors. Unlike any other industry in Indonesia, upstream oil and gas activities are open to participation by foreign business entities that are established and incorporated outside Indonesia.

MEMR Regulation No. 35 of 2008 on Procedures of Determining and Bidding Oil and Gas Working Areas (or MEMR Regulation 35/2008) regulates the awards of work areas, which may be granted on the basis of either a competitive tender process or a direct offer. The Director General of the DGOG may put a working area out to tender and invite bids for an interest in the area after considering the opinion and inputs of SKK Migas. Direct offers shall be performed based on a contractor’s written proposal for a working area that has not been reserved for the bidding process; if the Director General of the DGOG approves such proposal, the contractor must conduct a survey together with the DGOG to locate potential oil and gas fields (which we refer to as a Joint Study).

Joint Study Agreement

Pursuant to MEMR Regulation 35/2008, where an area has not already been reserved for the bidding process, a contractor may bid for such working area directly by providing the Director General of the DGOG with a written proposal. If the Director General approves the proposal, the contractor must conduct a Joint Study of the proposed area with the DGOG or any other party appointed by the DGOG. The Joint Study is conducted for the purposes of upgrading the data quality of geological and geophysical work such as field surveys, magnetic surveys, or the reprocessing of existing seismic lines, and is conducted over an eight-month period with a single possible extension of up to four months. Contractors are required to deliver a performance bond in the amount of US$1,000,000 from a well-known bank domiciled in Jakarta during the Joint Study, to be submitted 14 days from the date the Director General approves the direct offer; to bear all the costs, which generally range from US$500,000 to US$700,000, and risks in implementing the Joint Study; and to maintain the confidentiality of data used and produced in the Joint Study. Upon completion of the Joint Study, the Director General may choose to announce a bidding process for the working area, in which case the contractors who conducted the Joint Study will have the right to change their offer (right to match) in the bidding process if the other bidders give higher offers, but otherwise receive no preferential treatment.

In May 2018, we were awarded the rights to explore the Citarum Block by the MEMR through a direct tender process after a Joint Study in the Citarum area was completed.

Cooperation Contracts

“Cooperation contract” is a general term used under the Oil & Gas Law to describe the contract between the contractor and the representative of the Government which can be entered into by the parties in various forms, such as PSCs (Production Sharing Contracts), TACs (Technical Assistance Contracts), and KSOs (Joint Operation Partnership). Regardless of the form, the cooperation contracts essentially provide for production sharing arrangements. For example, title over resources in the ground remains with the Government (and title to the oil and gas lifted for the contractor’s share passes at the point of transfer, usually the point of export), ultimate management control is with SKK Migas, and capital requirements and risks are to be assumed by the contractors. These cooperation contracts are to be entered into with SKK Migas and thereafter notified in writing to the Indonesian Parliament. Only one working area will be given to any legal entity. Cooperation contracts can be made for a maximum term of 30 years and can be extended for a maximum of 20 years. Cooperation contracts are divided into exploration and exploitation stages. The exploration stage is for a term of six years, subject to only one extension for a maximum of four years.

The implementation regulations for the upstream sectors, such as GR35/2004, reiterate the obligation by a contractor to offer a certain minimum participating interest to domestic parties, such as regional government-owned enterprises, although the procedure for, and timing of, offering such an interest has been modified. The MEMR has a right to request that a contractor who wishes to sell its participating interest under a production sharing arrangement grants a right of first offer to national enterprises such as regional government-owned companies, central government-owned companies, cooperatives, small scale businesses and Indonesian companies wholly-owned by Indonesians. Under the existing upstream regulations, such an offer must be made on an “arms-length” basis. These modifications are applicable only to the cooperation contracts entered into after the issuance of the Oil and Gas Law in 2001.

The following principles provide the basis for all types of production sharing arrangements between the Government and private contractors:

•	the contractors are responsible for all investments and production costs (exploration, development, and production), including provision of capital to implement the agreed work program;

•	the operational risk in performing upstream activities under the contracts is borne by contractors;

•	the profits are split between the Government and contractors based on production (the split depends on the fiscal terms adopted by the PSCs, namely the cost-recovery model or the gross-split model);

•	the ownership of all tangible and intangible assets remains with the Government; and

•	the overall management and control remain with SKK Migas (previously BP Migas) on behalf of the Government.

PSCs (Production Sharing Contracts)

The PSC is the most common type of production sharing arrangement. PSCs have been granted in respect of exploration properties and are awarded for the exploration for oil and gas reserves and the establishment of commercial production of those resources.

Under a PSC, the Government, through SKK Migas, allows one or more contractors to explore, develop, and produce oil and gas reserves and resources in a designated working area. Accordingly, PSCs are entered into with SKK Migas and approved by the co-signature of the MEMR on behalf of the Government. Each PSC is based on a standard form contract and typically contains provisions such as:

•	the requirement for the contractor to pay to the Government certain signature bonuses, yearly administrative fees, royalty payments, production-level payments, and the payment of certain bonuses upon the achievement of certain production milestones for the working area;

•	the term of the initial exploration and development period, with an option for the parties to agree to extend this period;

•	the obligations of the contractor to bear the risk and costs of exploration and development activities and/or production operations;

•	the scope and schedule for the contractor (and any other operators of the working area) to undertake exploration and production activities;

•	save for the gross-split PSCs (as discussed below), the ability of the contractor, if commercial production is successful, to recover its exploration, development and production costs out of the oil and gas produced after deduction of the First Tranche Petroleum or FTP). The percentage of FTP portion is 10 percent of the oil and gas produced if the FTP is allocated entirely to the Government or 20 percent if it is shared between the Government and the contractor in the same proportion as the percentage for profit sharing;

•	the percentage allocation of total oil and gas production between BP Migas (now SKK Migas) and the contractor out of FTP and the following recovery by the contractor of their costs;

•	the requirement for the contractor to supply the Indonesian domestic market at a discounted price with a certain percentage, usually 25 percent, of the contractor’s share of total oil and gas produced (this is referred to as the domestic market obligation, or DMO);

•	the requirement that the title to petroleum at all times lies with the Government, except where the title to crude oil or gas has passed in accordance with the provisions of the PSC;

•	the obligation of the contractor to pay the Indonesian corporate taxes on its share of profits, including FTP;

•	the requirements for the contractor to provide financial and performance guarantees to BP Migas (now SKK Migas) to secure the contractor’s firm commitments;

•	the requirements for the contractor to market the oil and gas produced; and

•	the requirement (such as exists in our PSC for Citarum Block) for the contractor to relinquish specified percentages of the working area, which are not required for production and/or in which hydrocarbons have not been discovered by specified times.

Pursuant to GR 35/2004, once the approval of the field development plan for first production from a working area has been received, contractors are required to offer up to a 10 percent participating interest to a regional government-owned enterprise (Badan Usaha Milik Daerah). In the event the regional government-owned enterprise does not accept such offer within 60 days after the offer, the contractor must offer such participating interest to national enterprises such as regional government-owned companies, central government-owned companies, cooperatives, small scale businesses, and Indonesian companies wholly-owned by Indonesians. If no such enterprise accepts the offer within 60 days of the offer being made, then the offering is closed.

The MEMR issued MEMR Regulation No. 37 of 2016 on Terms of Bidding Participating Interest 10.0% in Oil and Gas Working Areas (known as the MEMR Regulation 37/2016) which operates as the implementation regulations for the offering by the contractors of the 10 percent participating interest in the oil and gas working areas to regional government-owned enterprises. MEMR Regulation 37/2016 restricts the right to bid to regional government-owned enterprises which meet the following requirements (i) the entities must be incorporated either as a regional company (commonly known as BUMD) with the shares wholly owned by the regional government, or as a limited liability company where at least 99% of its shares are owned by regional government; (ii) their status of the regional government-owned enterprise was established through the enactment of a local regulation; and (iii) their businesses are limited only to engage in participating interest management business. Each regional government-owned enterprise can only hold participating interest management in one working area.

Where a PSC involves more than one contractor, the contractors may enter into a joint operating agreement (or JOA) with the other holders of participating interests under the PSC. Pursuant to this JOA, each participant agrees to participate in proportion to its respective equity interest in all costs, expenses, and liabilities incurred in conjunction with petroleum operations in the working area and each participant will own, in the same proportion, the contractual and operating rights in the PSC. One participant is appointed operator and, subject to the terms of the operating agreement and supervision by the operating committee, which consists of one representative appointed by each party, the operator is vested with the discretion to manage all petroleum operations in the working area. In doing so, the operator is obliged to use its best efforts to conduct the petroleum operations in accordance with generally accepted practices in the petroleum industry and receives an indemnity from the other contractors for acting in the capacity of operator. An operating agreement generally continues in effect for the term of the PSC.

Extension of PSCs

Pursuant to the Oil and Gas Law and GR 35/2004, PSCs may be extended for a period of not more than 20 years for each extension. A contractor who intends to extend its PSC must submit a request to the MEMR through SKK Migas. Then, SKK Migas evaluates the request and submits it to the MEMR for consideration. A request for an extension of a PSC may be submitted no sooner than ten years and no later than two years before the expiry date of the PSC. However, if the contractor has entered into a natural gas sales/purchase contract, such contractor may request an extension of the PSC earlier than ten years prior to the expiry date of the PSC.

In granting approval, the MEMR shall consider, among other things, the potential reserves of oil and/or gas from the work area concerned, the potential or certainty of market/needs, and the technical/economic feasibility of the activities. Based on its consideration, the MEMR may reject or approve such request.

PSC Financial Terms

In January 2017, a new production sharing regime of PSC, called “gross-split”, was introduced, while the previously introduced “cost recovery” PSCs remain in place until the expiry of the relevant PSCs. Under the gross-split PSCs, the Government and the contractor are allocated a “base split” of oil or gas production, where the split percentage will be adjusted by certain components set out in the PSC. In contrast with the gross-split PSCs where production sharing is done at the beginning, without production being allocated towards recovery of the contractor’s operating costs first, the cost recovery PSCs provide for production to be shared between the Government and the contractor through a “cost recovery” mechanism. After the production is reduced by certain costs and deductibles, the remaining oil or gas will then be split between the Government and the contractor based on the agreed percentage set forth in the PSC.

We are a party to the gross-split PSC with respect to our operations in Citarum Block. Financial terms of our PSC are described above under “—Our Assets—Citarum Block.” Further details on the gross-split and cost recovery PSCs are set out below.

Gross-Split PSCs

In January 2017, a new fiscal regime was introduced by MEMR where gross production of oil and gas is to be divided between the contractor and the Government based on certain percentages in respect of (a) the crude oil production and (b) the natural gas production. This mechanism is known as “gross split”. Under the gross split sharing concept, the starting point for determining the relevant percentage of the contractor’s share is the “base split” percentage, which will then be adjusted upon the plan of development approval according to the “variable components” and “progressive components”. In short, the contractor’s share equals to the “base split” plus or minus the “variable components” plus or minus “progressive components”.

The base split, pursuant to the MEMR Regulation No. 08 of 2017 (MEMR 08/2017) as amended by the MEMR Regulation No. 52 of 2017 and lastly by the MEMR Regulation No. 20 of 2019 (MEMR 20/2019), is currently set at, for gas, 52% for the Government and 48% for the contractor and for oil, 57% for the Government and 43% for the contractor. The percentage of variable components is determined based on, among others, the status of the work area, the field location, reservoir, supporting infrastructure, carbon dioxide and hydrogen sulfide content and compliance with local content requirements. The latest percentage of each variable component is detailed in the schedule to the MEMR 20/2019. For the progressive components, the adjustment is made by taking into account oil price, gas price and the cumulative oil and gas production. Current details on the split adjustment based on the progressive components are provided for in the MEMR 20/2019.

Depending upon the particular oil and gas field and related economic considerations, the MEMR may adjust the split in favor of either the contractor or the Government. The gross split is calculated based on gross production split, without regard to the cost recovery approach. Contractors who have entered into the PSCs prior to the issuance of MEMR No. 08/2017 may propose to amend the sharing mechanism under their existing PSCs to the gross split mechanism. The latest iteration of the gross-split PSCs fiscal terms are provided for in Government Regulation No. 53 of 2017, promulgated on 28 December 2017, regarding the Tax Treatment for the Upstream Oil and Gas Activities with Gross-Split Production Sharing Contracts (GR 53/2017).

Key points of GR 53/2017 include:

•	“taxable income” is to be the contractor’s “gross income” less “operating costs” but with a 10 year tax loss carry forward entitlement;

•	the gross split taxing point begins at the “point of transfer” of the relevant hydrocarbon to the contractor;

•	the value of oil is to be determined using the Indonesian Crude Price and that the value of gas is to be determined via the price agreed under the relevant gas sales contract;

•	income separately arising from “uplifts” is subject to tax at a final rate of 20% of the uplift amount;

•	certain tax facilities or incentives may be given to the contractors from the exploration and exploitation stages up to the commencement of commercial production. Such incentives are, amongst other things, the exemption of import duties on the import of goods used in petroleum activities and the deduction of land and building tax amounting to 100 percent of the land and building tax payable amount. Further provisions regarding the granting of facilities will be regulated by a ministerial regulation, which, to date, has not been issued.

Cost Recovery PSCs.

Until 2017, all Indonesian PSCs adopted the “cost-recovery” concept and their fiscal terms reflects such a concept, the “cost recovery” approach requires the contractor to, among other things, prepare work program and budget which needs to be approved by SKK Migas and submit a request for approval for expenditure (or AFE) prior to performing a certain activity. Under this scheme, a waterfall mechanism is used in the sharing of the oil/gas production between the contractor and the Government – the oil/gas production will be deducted by, first, the FTP and then tax and subsequently, the (approved) cost recovery amount. The remaining oil/gas will then be split between the Government and the contractor based on the agreed percentage set forth in the PSC. The following flow chart of the cost-recovery PSC illustrates the sharing of oil and gas production between the Government and the contractor.

The latest iteration of the cost-recovery PSCs fiscal terms is found in Government Regulation No. 27 of 2017 on the Amendment of Government Regulation No. 79 of 2010 on the Operating Costs that May Be Recovered and Income Tax Treatment for Upstream Oil and Gas Activities (or GR 27/2017, which amended GR 79/2010). GR 27/2017, which came into effect on June 19, 2017, regulates the costs that cannot be recovered in the calculation of profit sharing and income tax. Such costs include costs incurred for the personal interests of the participating interest holders, penalties imposed due to violations of any laws by the contractor, depreciation costs, legal consultant (which is not directly related to the oil and gas operation activities) and tax consultant fees, and bonuses payable to the Government. GR 27/2017 also regulates the income tax applicable to the transfer of participating interests and any other activities conducted by PSCs, and requires the contractor to have its own tax identification number.

The provisions of GR 27/2017 only apply to contracts entered into and extensions of contracts after the issuance of GR 27/2017. Additionally, for contracts in existence up to the issuance of GR 79/2010 to remain in force until their expiration date, they must be adjusted to comply with GR 27/2017 in areas not previously or not sufficiently clearly regulated. Such provisions include provisions related to:

•	the Government’s interest in the PSC;

•	the terms for operating costs which can be recovered and the standard norms for operating costs;

•	non-recoverable operating costs;

•	third-party appointments to conduct financial and technical verification;

•	the issuance of income tax assessments;

•	import duties and import tax exemptions on the importation of goods for exploration and exploitation activities;

•	contractors’ income taxes in the form of oil and/or gas volume from contractor entitlement; and

•	income from outside the contract in the form of uplift and/or participating interest transfer, must be adjusted to comply with GR 27/2017.

The implementing regulations for GR 79/2010 and GR 27/2017 cover various subjects, from the method for determining the Indonesian Crude Price issued by the MEMR, the terms and conditions for indirect head office cost recovery, procedures for withholding and remitting income tax arising from other income in the form of uplift or other similar compensation and contractor’s income from participating interest transfer, to subjects such as the maximum remuneration that can be cost recovered by the contractor issued by the Indonesian Minister of Finance (or MoF).

GR 79/2010, the provisions of which are maintained in GR 27/2017, also stipulates that income arising from a direct or indirect transfer of a participating interest is subject to a final income tax at 5.0 percent or 7.0 percent of the gross proceeds for the exploration stage or exploitation stage, respectively. Subject to satisfying certain requirements, a transfer of a risk-sharing participating interest during the exploration stage is not included as a taxable participating interest transfer.

MoF Regulation No. 257/PMK.011/2011 dated December 28, 2011 (or MoF 257/2011) further stipulates that taxable income, after deduction of final income tax on uplift and/or participating interest transfer, is subject to branch profit tax in accordance with the income tax law. GR 27/2017 has introduced tax facilities that exempt such taxable income, after deduction of final income tax on uplift and/or participating interest transfer, from branch profit tax. However, it remains unclear whether these tax facilities can be applied to the participating interest transfer in relation to PSCs entered into or extended prior to the enactment of GR 27/2017. In addition, although technically GR 27/2017 should override the contents of MoF 257/2011, it is uncertain whether another implementing regulation is needed to revoke MoF 257/2011.

With regards to land and building tax, under the Regulation of Director General of Tax No. PER-45/PJ/2013, effective as of January 1, 2014 (or DGT Regulation 45/2013), the land and/or buildings located within and outside (i.e., the supporting area for the oil and gas mining activity that physically forms an inseparable part of the onshore and offshore area) the working area utilized for oil and gas mining activities and geothermal is subject to land and building tax. DGT Regulation 45/2013 defines “land” as both the onshore and offshore areas, including depth measurements. The onshore area which is subject to land and building tax includes the productive, not yet productive, not productive, and emplacement areas while the offshore area which is subject to land and building tax is defined as offshore waters within and outside (i.e., the supporting area for the oil and gas mining activity that physically forms an inseparable part of the onshore and offshore area) the working area utilized for upstream oil and gas business activities, whereby the taxpayer has rights and/or received benefits over such area. Not all onshore and offshore areas are subject to land and building tax as the regulation exempts land, inland waters, and offshore waters within the working area which, among other things, do not create a benefit for the taxpayer in respect of its oil and gas activities. DGT Regulation 45/2013 also provides the formula for calculating the amount of tax to be paid during the exploration and exploitation periods.

On December 31, 2014, the MoF issued Regulation Number 267/PMK.011/2014 on Land and Building Tax Reduction for Oil and Gas Mining at the Exploration. This regulation, which became applicable in 2015, grants land and building tax incentives for the subsurface at the exploration stage. The tax reduction incentive can be granted on a yearly basis for a maximum of six years from the signing of the PSC and can be extended by up to four years and can be obtained if the PSC with the Government is signed after the enactment of GR 79/2010 (i.e., after December 20, 2010), the Tax Object Notification Form (Surat Pemberitahuan Objek Pajak, or SPOP) has been submitted to the relevant tax office, and there is a recommendation letter from the MEMR attached to the SPOP stating that the land and building tax object is still at the exploration stage.

GR 27/2017 also provides for complete exemptions of land and building tax during the exploitation and exploration period. Exemptions for the land and building tax during exploitation period for the subsurface part can be granted by the MoF upon consideration of economics of the project. The provisions of GR 27/2017 on tax facilities related to land and building tax are subject to further regulation by the MoF. GR 27/2017 extended the benefits of the facilities under the regulation to parties to PSCs signed or extended prior to the application of the regulation if they chose to adjust the existing contract to fully comply with the regulation within six months after the effective date (i.e., by December 19, 2017).

TACs (Technical Assistance Contracts)

TACs are another form of production sharing arrangement created under the regulatory framework that preceded the Oil and Gas Law of 2001. TACs were awarded for fields having prior or existing production and are valid for a specified term. The oil or gas production is divided into non-shareable and shareable portions. The non-shareable portion represents the production which is expected from the field (based on historic production) at the time the TAC is signed. Under a TAC, the non-shareable portion declines annually. The shareable portion corresponds to the additional production resulting from the operator’s investment in the field and is further split in the same way as a PSC. Pursuant to the Oil and Gas Law of 2001 and GR35/2004, existing TACs shall remain with Pertamina and are not renewable after the expiry of the initial term. In practice, the contractors may “renew” their TAC contracts with Pertamina by entering into the KSOs with Pertamina EP.

We are a party to a TAC with respect to our operations in Kruh Block, under which we are entitled to recover our share of past exploration and development costs and ongoing production costs of maximum 65% per annum and if those costs exceed the stated 65%, then the unrecovered surplus shall be recovered in the succeeding years. Together with our share split, our monthly revenue is around 74% of the total production times Indonesian Crude Price.

JOBs (Joint Operating Bodies)

JOBs are another form of production sharing arrangement created under the regulatory framework that preceded the Oil and Gas Law of 2001. In a JOB, operations are conducted by a JOB headed by Pertamina and assisted by one or more private sector energy companies through their respective secondees to the JOB. In a JOB, Pertamina is entitled to a specified percentage of the working interest in the project. The balance, after production is applied towards cost recovery and cost bearing as between Pertamina and the private sector participants, is the shareable portion which is generally split in the same way as for an ordinary PSC. Unlike TACs, GR35/2004 transferred the rights to operations under existing JOBs from Pertamina to SKK MIGAS by law. JOBs are not renewable after the expiry of their initial term.

We are not currently a party to any JOBs.

KSOs (Kerja Sama Operasi or Joint Operation Partnership)

KSOs are contractual arrangement between Pertamina EP and the contractor on the provision of technical assistance by the contractor to Pertamina EP for a certain work area. Unlike the cooperation contracts, the KSO does not create a contractual relationship between the contractor and the authority, i.e. BP Migas or SKK Migas. The contractors will have a contractual relationship with Pertamina EP instead. Pertamina EP’s authorization to award the KSOs to contractors is stated in the PSC which Pertamina EP entered into with BP Migas (now SKK Migas) in 2005. The terms of such PSC specify, among other things, that:

•	the KSO must first be reviewed by SKK Migas;

•	the KSO contractor will receive compensation from a portion of the oil and gas entitlement of Pertamina EP under its PSC with BP Migas (now SKK Migas);

•	the compensation given to the KSO contractor shall not exceed the production sharing entitlement of other parties who enter into a cooperation contract with BP Migas (now SKK Migas) in the surrounding area; and

•	the compensation given to the KSO contractor may be sourced from the proceeds of Pertamina EP’s entitlement which is calculated at the delivery point pursuant to the terms of the KSO.

Environmental Regulations

Indonesian law requires companies whose operations have a significant environmental or social impact must create and maintain one of two documents. Where a company’s operations meet or exceed a specified threshold, that company must obtain an Environmental Impact Assessment Report (Analisis Mengenai Dampak Lingkungan, or AMDAL). Minister of Environment Regulation No. 2 of 2012 on Types of Business Plan and/or Activities Requiring an Environmental Impact Assessment requires companies whose operations involve the exploitation of oil and gas; pipelines of oil and gas under the sea; the construction of oil refineries, LPG refineries, or LNG refineries; the regasification of LNG; lubricating oil refineries; and coal bed methane field development, and whose operations meet the environmental or social impact threshold, to create and maintain an AMDAL. Where operations do not reach the threshold required for an AMDAL but still have an appreciable environmental or social impact the company must prepare an Environmental Management Effort-Environmental Monitoring Effort (Upaya Pengelolaan Lingkungan Hidup dan Upaya Pemantauan Lingkungan Hidup, or UKL-UPL).

Any company which obtains an AMDAL or an UKL-UPL must also apply for an Environmental License under Government Regulation No. 27 of 2012 on Environmental License (or GR 27/2012). An Environmental License is a prerequisite to obtain a business license and, in the event an Environmental License is revoked, the corresponding business license will also be revoked. Pursuant to GR 27/2012, the MEF, Governor, Regent, or Mayor issues Environmental Licenses in accordance with their respective authorities following the publication of the company’s application for an Environmental License. Such licenses will be issued simultaneously with the issuance of the Environmental Feasibility Decision (keputusan kelayakan lingkungan hidup) or UKL-UPL Recommendations. Where an Environmental Feasibility Decision and UKL-UPL Recommendation were approved prior to February 23, 2012, GR No. 27/2012 stipulates that those documents shall be declared as valid and deemed to be Environmental Licenses.

There are a number of other key obligations that companies involved in upstream oil and gas may be required to fulfill in order to monitor their environmental impact and ensure adequate resources are allocated to cleanup activities. Government Regulation No. 82 of 2001 on Water Quality Management and Water Pollution Control requires concession holders to submit reports detailing their disposal of wastewater and compliance with applicable regulations on a quarterly basis to the relevant authority, with a copy provided to the MEF. Government Regulation 101 of 2014 on Management of Hazardous and Toxic Waste Materials and Government Regulation No. 74 of 2001 on Management of Hazardous or Toxic Materials (Bahan Berbahaya dan Beracun), require companies using or producing specified hazardous materials such as flammable, poisonous, or infectious waste to obtain a revocable permit in relation to their activities and subjects mining operations to controls on the disposal of such materials. Law No. 32 of 2009 on Environment requires the environmental license holder to create an environmental deposit fund for the restoration of the environment in a state-owned bank appointed by the MEF, Governor, Regent, or Mayor in accordance with their authority, who also has the authority to appoint a third party to conduct the restoration of the environment using the environmental deposit fund (this is to be detailed in an implementing regulation, which to date has not been issued). GR 35/2004 also requires contractors to allocate environmental deposit funds for the restoration of the environment after decommissioning, the amount of which is to be determined each year in conjunction with the budgets for operating costs and included in the work program and annual budget.

In addition to the environmental deposit funds allocated for environmental restoration, on November 24, 2010 BP Migas issued the Guidance of Abandonment and Restoration No.KEP-0139/BP00000/2010/S0 and Working Procedure Guidelines No. 040/PTK/XI/2010 (which we refer to as the Restoration Guidance) as guidance for the implementation of abandonment and site restoration (or ASR) activities for upstream oil and gas business activities. Under the Restoration Guidance, the contractor is to prepare an ASR report in relation to existing assets, assets being constructed, and assets that will be constructed in accordance with the development plan that must contain estimates of ASR costs, an ASR implementation plan (which needs to be submitted to SKK Migas at least two years before implementation), and the total amount to be reserved as an ASR fund which is to be established with a reputable Indonesian bank as a joint account with SKK Migas. The contractor must also submit a report on the results of the implementation plan as well as the use of the ASR fund after completing its ASR activities to SKK Migas, which will evaluate the report submitted and issue a statement letter confirming completion of the ASR if the evaluation result is satisfactory.

Moreover, on February 23, 2018 the MEMR issued MEMR Regulation No. 15 of 2018 on the Post-Operation Activities in Upstream Oil and Gas Business Activities (or MEMR Regulation 15/2018), which requires all contractors who are parties to an unexpired PSC to set aside certain amounts in an ASR fund deposited in a bank account held jointly with SKK Migas from the start of commercial operations until the expiry of the PSC.

We believe we are in compliance in all material respects with all applicable environmental laws, rules and regulations in Indonesia.

Labor Regulations Applicable to the Indonesian Oil and Gas Sectors

Save for certain limited exceptions, such as the working hours for the oil and gas sector discussed below, there are currently very few manpower regulations enacted specifically for the oil and gas industry. While certain operational guidelines, commonly known as “PTK”, issued by SKK Migas may establish additional requirements, such as age limitation for certain key positions, the oil and gas industry is subject to the labor regulations that are applicable generally in Indonesia.

Employment of Expatriates

Indonesian law generally requires contractors to give preference to local workers, but companies may use foreign manpower to bring in expertise not available in the local market. While several ministries are involved legally with manpower decisions, in practice SKK Migas often coordinates these issues, including controls on the number of expatriate positions. It reviews these positions, as well as contractor training programs for Indonesian workers, annually with a view to assessing the costs and benefits together with plans to localize expatriate positions. SKK Migas also requires contractors to submit organization charts for both nationals (known as RPTKs) and expatriates (known as RPTKAs) annually for review and approval.

Until recently, the employment of foreign manpower in the upstream and downstream sectors of the oil and gas industry was subject to additional requirements under MEMR Decree No. 31 of 2013 on Expatriate Utilization and the Development of Indonesian Employees in the Oil and Gas Business (or MEMR Decree 31/2013). MEMR Decree 31/2013 provided stringent regulations on the employment of expatriates, including a general obligation to prioritize the employment of Indonesian workers and specific prohibitions on hiring foreign manpower for certain roles such as human resources, legal, quality control, and exploration and exploitation functions below the level of superintendent. MEMR Decree 31/2013 also permitted the use of foreign manpower in limited circumstances based on a stringent set of requirements such as age, relevant work experience, and willingness to transfer knowledge to the local workforce.

However, on February 8, 2018 the MEMR issued MEMR Regulation No. 6 of 2018 on the Revocation of the Regulations of the Minister of Energy and Mineral Resources, the Regulations of the Minister of Mining and Energy Regulations, and the Decisions of the Minister of Energy and Mineral Resources (or MEMR 6/2018). MEMR Regulation 6/2018 revokes 11 regulations which were deemed onerous in an attempt to, among other things, simplify the regulations in order to promote foreign investment in the energy and natural resources sectors. Among other things, MEMR Regulation 6/2018 revokes MEMR Decree 31/2013 and the Regulation of the Minister of Mining and Energy No. 02/P/M/Pertamb/1975 regarding the Work Safety on Distribution Pipes and other Facilities for the Transportation of Oil and Gas Outside of the Oil and Gas Working Area. As a result, expatriates are now subject to the Ministry of Manpower’s more relaxed requirements and certain positions that were previously restricted for expatriates have been opened for expatriates unless restricted under the general manpower regulations.

Contract Period

Law No. 13 of 2003 on Manpower (or the Manpower Law) regulates that an employee can be hired under 2 schemes, i.e. contract basis (temporary) and permanent basis. For temporary employment contracts, the maximum period for the temporary employment contract is 2 years and it is extendable once for 1 year. After the extension, there must be a grace period of 30 days before the parties can enter into a new agreement for a maximum of 2-year period. In total, the temporary employment contract term is maximum 5 years. Under the Manpower Law, temporary employment contracts are permitted only for works that are “temporary” in nature, such as seasonal works (e.g. crop harvesters) and project-based employments, such as construction works. Save for these types of works, workers are required to be employed on a permanent basis.

Statutory Benefits

Under Law No. 24 of 2011 on Social Security Administrative Bodies (or BPJS Law), a company is obligated to enroll its employees (including expatriates with an employment period of 6 months or more) for manpower social security programs with the Manpower Social Security Administrative Body (or BPJS Ketenagakerjaan) and Health Social Security Administrative Body (or BPJS Kesehatan). The coverage of BPJS Ketenagakerjaan includes, among other things, insurance for work-related accidents and pension/retirement. The premium payment arrangement for these programs vary from one program to the other. The insurance premiums for the work-related accidents, for example, is borne and paid by the employer while the premium payment for retirement insurance is shared between the employers and the employees.

Working Hours

The Manpower Law and the Minister of Manpower and Transmigration No. 4 of 2014 on Working and Resting Hours for the Oil and Gas Sector regulates that the maximum working hours for 1 week is 40 hours, which can be divided for 5 or 6 days of work. If the working days in a week is 6, the maximum working hours per day is 7 and if the working days in a week is 5, the maximum working hours per day is 8.

Outsourcing

Pursuant to the Regulation of the Minister of Manpower and Transmigration No. 19 of 2012 on Requirements for Assignment of Parts of the Works to be Performed by Other Companies (or MoMT 19/2012), in general, a company may outsource a third party to perform certain work if such work is not the core activity of the company’s business. MoMT 19/2012 provides for two type of outsourcing schemes, namely “labor supply” scheme or “sub contract” scheme.

Under the “labor supply” scheme, works that may be outsourced are limited to menial activities or functions that are supportive in nature to the company's operation and businesses or are indirectly related to the company's production process. These activities are limited to (i) cleaning services, (ii) catering services, (iii) security services, (iv) supporting services in the mining and oil sectors, and (v) transportation service for employees (i.e. drivers for company's cars only for picking up and delivering employees).

Under the “sub-contract” scheme or “cooperation” scheme, the outsourced functions must not be the “core” or the “main” business activities of the company. In addition, to be able to adopt the “cooperation scheme”, the company is required to prepare and register its business “flow-chart” with the relevant manpower office. Please note that to register such “flow-chart”, the company must apply and become a member at one of the business associations (whose members have identical business activities with the company) as the registration would need to be processed through such business association. Failure to meet any of these requirements will usually result in the issuance an order issued by the Ministry of Manpower to the violating company instructing such company to employ the “outsourced” personnel as a permanent employee with a retroactive effect.

Other Labor Compliance Obligations

Under Law No. 8 of 1981 on Mandatory Manpower Report, an employer is obligated to submit a mandatory manpower report consisting of among others the number of employees and the lowest to highest salary. In addition, the Manpower Law also requires a company that employs at least 10 employees to put in place a company regulation (or an employee handbook), which typically set forth general terms and conditions of employment such as number of leaves, procedure to take leave, working hours and disciplinary measure. Such company regulation must be registered with and ratified by the local manpower office. If there is a labor union in the company, the employer and the labor union may enter into a “collective labor agreement” which contents are often similar with the company regulation, and register the collective labor agreement with the local Manpower Office. If the employer and the labor union enter into a collective labor agreement, the preparation of company regulation by the company is not mandatory. We are not a party to any collective labor agreement.

History and Corporate Structure

We were incorporated on April 24, 2018 as a holding company for WJ Energy, which in turn owns our Indonesian holding and operating subsidiaries. We presently have two major shareholders: Maderic Holdings Limited (or Maderic) and HFO Investment Group (or HFO), own 70.49% and 10.50%, respectively, of our issued and outstanding ordinary shares. Certain of our officers and directors or their family members own and control Maderic or HFO (see Item 7. Major Shareholders and Related Party Transactions).

WJ Energy was incorporated in Hong Kong on June 3, 2014. The initial shareholders of WJ Energy were Maderic and HFO, with each owning 50% of WJ Energy’s shares. On October 20, 2014, HFO received HKD 4,000 from Maderic as consideration for 4,000 shares in WJ Energy, which resulted in Maderic owning 90% of WJ Energy and HFO owning 10%.

On February 27, 2015, WJ Energy formed GWN as a vehicle to acquire and thereafter operate the Kruh Block. On March 20, 2017, PT Harvel Nusantara Energi, an Indonesian limited liability company (or HNE), was formed by WJ Energy as a required vehicle for oil and gas block acquisitions in compliance with Indonesian law. On June 26, 2017, Maderic sold 500 shares of WJ Energy to HFO in consideration of HKD 500. Concurrently, Maderic sold 1,500 shares of WJ Energy to Opera Cove International Limited, an unaffiliated third party (or Opera), in consideration of HKD 1,500. At the end of such transactions, the outstanding shares of WJ Energy were owned 70% by Maderic, 15% by HFO and 15% by Opera. On June 25, 2017, Maderic and Opera executed an entrustment agreement giving Maderic legal and beneficial ownership of the shares held by Opera. On December 7, 2017, PT Cogen Nusantara Energi, an Indonesian limited liability company, was formed under HNE as a required vehicle for the prospective acquisition of a new oil and gas block through a Joint Study program in consortium with GWN. On May 14, 2018, PT Hutama Wiranusa Energi, was formed under GWN as a requirement to sign the contract for the acquisition of Citarum Block as part of the consortium that conducted the Joint Study for the Citarum Block.

On June 30, 2018, we entered into two agreements with Maderic and HFO (the two then shareholders of WJ Energy): a Sale and Purchase of Shares and Receivables Agreement and a Debt Conversion Agreement (which we refer to collectively as the Restructuring Agreements). The intention of the Restructuring Agreements was to restructure our capitalization in anticipation of our initial public offering. As a result of the transactions contemplated by the Restructuring Agreements: (i) WJ Energy (including its assets and liabilities) became a wholly-owned subsidiary of our company, (ii) loans amounting to $21,150,000 and $3,150,000 that were owed by WJ Energy to Maderic and HFO, respectively, were converted for nominal value into ordinary shares of our company and (iii) we issued an aggregate of 15,999,000 ordinary shares to Maderic and HFO. The above mentioned transaction is accounted for as a nominal share issuance (which we refer to as the Nominal Share Issuance). All number of shares and per share data presented in this report have been retroactively restated to reflect the Nominal Share Issuance.

This series of transactions resulted in the ownership of our company prior to our initial public offering to be set at 87.04% owned by Maderic (13,925,926 ordinary shares), and 12.96% owned by HFO (2,074,074 ordinary shares), out of a total of 16,000,000 issued ordinary shares.

On November 8, 2019, we implemented a one-for-zero point three seven five (1 for 0.375) reverse stock split of our ordinary shares by way of share consolidation under Cayman Islands law (which we refer to herein as the Reverse Stock Split). As a result of the Reverse Stock Split, the total of 16,000,000 issued and outstanding ordinary shares prior to the Reverse Stock Split was reduced to a total of 6,000,000 issued and outstanding ordinary shares. The purpose of the Reverse Stock Split was for us to be able to achieve a share price for our ordinary shares consistent with the listing requirements of the NYSE American. Any fractional ordinary share that would have otherwise resulted from the Reverse Stock Split was rounded up to the nearest full share. The Reverse Stock Split maintained our existing shareholders’ percentage ownership interests in our company at 87.04% owned by Maderic (5,222,222 ordinary shares) and 12.96% owned by HFO (777,778 ordinary shares), out of a total of 6,000,000 issued ordinary shares. The Reverse Stock Split also increased the par value of our ordinary shares from $0.001 to $0.00267 and decreased the number of authorized ordinary shares of our company from 100,000,000 to 37,500,000 and authorized preferred shares from 10,000,000 to 3,750,000.

As of the date of this report, Maderic owns 70.49% of our issued and outstanding shares, while HFO owns approximately 10.50% of our issued and outstanding shares. As of the date of this report, we have 7,407,955 ordinary shares issued and outstanding.

The following diagram illustrates our corporate structure, including our consolidated holding and operating subsidiaries, as of the date of this report:

INDONESIA ENERGY CORPORATION LIMITED
Cayman Islands
100%
WJ ENERGY GROUP LIMITED
Hong Kong
Indonesia
99.90%
99.90%
PT GREEN WORLD NUSANTARA
PT HARVEL NUSANTARA ENERGI
99.50%
99.90%
PT HUTAMA WIRANUSA ENERGI
PT COGEN NUSANTARA ENERGI
Kruh Block
Citarum Block

Not reflected in the above is that, for purposes of compliance with Indonesian law related to ownership of Indonesian companies: (i) WJ Energy owns 99.90% of the outstanding shares of GWN and HNE, and (ii) GWN and HNE each own 0.1% of the outstanding shares of the other; and (iii) GWN owns 99.50% of the outstanding shares of HWE, and the remaining 0.50% is owned by HNE; and (iv) HNE owns 99.90% of the outstanding shares of CNE, and the remaining 0.10% is owned by GWN.

Corporate Information

Our principal executive offices are located at Dea Tower I, 11th Floor, Suite 1103 Jl. Mega Kuningan Barat Kav. E4.3 No.1-2 Jakarta – 12950, Indonesia. Our telephone number at this address is +62 21 576 8888. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands. Our web site is located at www.indo-energy.com. The information contained on our website is not incorporated by reference into this report, and the reference to our website in this report is an inactive textual reference only.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the consolidated financial statements and the related notes to those statements included in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors”.

As described elsewhere in this annual report, all share amounts and per share amounts set forth below have been presented on a retroactive basis to reflect a reverse stock split by way of share consolidation of our outstanding ordinary shares at a ratio of one-for-zero point three seven five (1 for 0.375) shares which was implemented on November 8, 2019.

Business Overview

We are an oil and gas exploration and production company focused on the Indonesian market. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

We produce oil through our subsidiary GWN, which is a party that we acquired in 2014 and operates the Kruh Block, under a Technical Assistance Contract (or TAC) with PT Pertamina (Persero) (or Pertamina) until May 2020. GWN shall continue the operatorship of the block from May 2020 until May 2030 under a Joint Operation Partnership (or KSO) with Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra. The TAC contract is based on a “cost recovery” system, in which all operating costs (expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration) are advanced by GWN upon occurrence and later reimbursed to GWN by Pertamina based on certain agreed conditions, which are described elsewhere in this annual report.

Our reserves estimate of 3 fields (Kruh, North Kruh and West Kruh) within the Kruh TAC block was based on two major sources: (i) an integrated study of geology, geophysics and reservoir including reserve evaluation of Kruh, North Kruh and West Kruh fields by LEMIGAS (a Government oil and gas research and development center responsible for exploration and production technology development and assessment of oil and gas fields) in 2005, and (ii) additional reservoir and production data since 2005, particularly from the addition of 3 new wells since 2013.

The content and reserves in the LEMIGAS report (2005) was approved by Pertamina. The methods used in updating the proved, probable and possible reserves of LEMIGAS report with additional reservoir and production data was based on guidelines from the SPE-PRMS (Society of Petroleum Engineers-Petroleum Resources Management System) and SEC guidelines.

Our proved oil reserves have not been estimated or reviewed by independent petroleum engineers. The estimate of the proved reserves for the Kruh Block was prepared by representatives of our company, a team consisting of engineering, geological and geophysical staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (or SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.

Our estimates of the proven reserves are made using available geological and reservoir data as well as production performance data. These estimates are reviewed annually by internal reservoir engineers, and Pertamina, and revised as warranted by additional data. Revisions are due to changes in, among other things, development plans, reservoir performance, TAC effective period and governmental restrictions.

Kruh Block’s general manager, Mr. Denny Radjawane, and our Chief Operating Officer, Mr. Charlie Wu, have reviewed the reserves estimate to ensure compliance to SEC guidelines for (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities. The estimate of reserves was also reviewed by our Chief Business Development Officer and our Chief Executive Officer.

The table below shows the individual qualifications of our internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	42	11	-	32	21
Djoko Martianto	Petroleum Engineering	B.S.	40	30	11	-	9
Denny Radjawane	Geophysics	M.S.	29	11	-	19	13
Fransiska Sitinjak	Petroleum Engineering	M.S.	16	6	11	-	7
Yudhi Setiawan	Geology	B.S.	17	11	3	5	2
Oni Syahrial	Geology	B.S.	13	-	-	13	7
Juan Chandra	Geology	B.S.	14	-	-	14	8

The individuals from the reserves estimation team are members of at least one of the following professional associations: American Association of Petroleum Geologists (AAPG), Indonesian Association of Geophysicist (HAGI), Indonesian Association of Geologists (IAGI), Society of Petroleum Engineers (SPE), Society of Indonesian Petroleum Engineers (IATMI) and Indonesian Petroleum Association (IPA).

Citarum Block is an exploration block covering an area of 3,924.67 km2 (969,807 acres). This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta.

Our Citarum PSC contract, valid until July, 2048, is based on the “gross split” regime, in which the production of oil and gas is to be divided between the contractor and the Indonesian Government based on certain percentages in respect of (a) the crude oil production and (b) the natural gas production. Our share will be the Base Split share plus a Variable and Progressive component. Our Crude Oil Base Split share is 43% and our Natural Gas Base Split share is 48%. Our share percentage is determined based on both variable (such as carbon dioxide and hydrogen sulfide content) and progressive (such as crude oil and refined gas prices) components.

Thus, pursuant to our Citarum PSC contract, once Citarum commences production, we are entitled to at least 65% of the natural gas produced, calculated as 48% from the Base Split plus a Variable Component of 5% from the first Plan of Development (POD I) in Citarum, a Variable Component of 2% from the use of Local Content, as the oil and gas onshore services are mostly closed or restricted for foreign companies (as described in “Legal Framework for the Oil and Gas Industry in Indonesia” elsewhere in this annual report), and a 10% increase for the first 180 BSCF produced or 30 million barrels of oil equivalent which according to our economic model, the cumulative production of 180 BSCF will only be achieved in 2025, if our exploration efforts succeed.

In mid-2018, we identified an onshore open area in the province of West Java, adjacent to our Citarum block. We believe that this area, also known as the Rangkas Area, holds large amounts of crude oil due to its proven petroleum system. To confirm the potential of Rangkas Area, in July 2018, we formally expressed our interest to the DGOG of MEMR to conduct a Joint Study in the Rangkas Area and we attained the approval to initiate our Joint Study program in this area on November 5, 2018. The Rangkas Joint Study covered an area of 3,970 km2 (or 981,008 acres) and was completed on November 2019. The DGOG accepted the completion of the joint study and inquired IEC’s interest for further process to tender the block. The study result suggested an effective petroleum system for oil and gas accumulations. Furthermore with the opportunity to integrate the operation of Citarum and Rangkas together efficiently, we decided to issue a Statement of Interest Letter in December 2019 to the Ministry of Energy (DGOG) as we intend to enter into a PSC contract for the Rangkas through a direct tender process. We will have the right to change our offer in order to match the best offer following the results of the bidding process which has not taken place as of the date of this report. The timeline for the tender is contingent upon the DGOG’s plans and schedule.

We currently generate revenue from Kruh Block and profit sharing from the sale of the crude oil under the TAC by Pertamina. Revenue is recognized through GWN from the 65% (sixty-five percent) of monthly proceeds as monthly cost recovery entitlement plus 26.7857% (twenty six point seven eight five seven percent) of the remaining proceeds from the sale of the crude oil after monthly cost recovery entitlement as part of the profit sharing.

Our revenue and potential for profit depend mostly on the level of oil production in Kruh Block and the Indonesian Crude Price (or ICP) that is correlated to international crude oil prices. Therefore, the biggest factor affecting our financial results in 2019 and 2018 was the volatility in the price of crude oil. For the year ended December 31, 2019, ICP decreased to an average of $61.89 per Bbl., 6.40% lower when compared to the ICP average of $66.12 per Bbl. for the year ended December 31, 2018, which reduced the financial performance of our company in 2019.

Since the commencement of operations in 2014 (then via our now subsidiary WJ Energy), the natural resources industry has gone through a dramatic change. The downturn in the price of crude oil during this period has impacted our results of operations, cash flows, capital and exploratory investment program and production outlook. A sustained lower price environment could result in the impairment or write-down of specific assets in future periods. During 2016, oil price crisis hit its bottom with an ICP of only $25.83 per Bbl. in the month of January. As a result of this low price, our operations went through a cost analysis procedure in order to determine the economic limit of each of our producing wells at Kruh by identifying their respective direct production cost. Accordingly, we closed a total of 6 wells that were producing less than 10 BOPD each that year. We expect to commence new drilling operations in Kruh block during the third quarter of 2020. Our originally anticipated drilling commencement date has been delayed due to COVID-19.

Key Components of Results of Operations

For the years ended December 31, 2019 and 2018

Financial and operating results for the year ended December 31, 2019 compared to the year ended December 31, 2018 are as follows:

•	Total oil production decreased approximately 23.55%, from 119,017 Bbl. for the year ended December 31, 2018 to 90,989 Bbl. for the same period in 2019, which resulted in lower revenue and cost recovery entitlements for the year ended December 31, 2019 than for the same period in 2018. This decrease was due to the decrease of the reservoir pressure which comes naturally in the primary recovery production phase for our four existing wells.

•	ICP decreased 6.40% from an average price of $66.12 per Bbl. for the year ended December 31, 2018 to $61.89 per Bbl. for the same period in 2019, reducing our revenue and cost recovery entitlements. The ICP, that correlates to the international crude oil price, is determined by MEMR. Throughout 2019, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price.

•	Revenue decreased by $ 1,672,987, or 28.57%, from $ 5,856,341 for the year ended December 31, 2018 to $ 4,183,354 for the same period in 2019 due to a combination of lower ICP and production.

•	General and administrative expenses increased by $417,989 or 20.73% for the year ended December 31, 2019 when compared to the same period in 2018. Major expenses for the years ended December 31, 2019 and 2018 were $824,780 and $693,332 in legal and other professional expenses associated with our initial public offering, which was consummated in 2019, $829,577 and $922,377 in salaries and employee benefits, and $247,817 and nil in share-based compensation, respectively.

•	The amount of lease operating expenses decreased by approximately $66,123 or 2.60%, for the year ended December 31, 2019 when compared to the same period in 2018 mainly because of the decline in production in Kruh Block.

•	We incurred net loss of $1,673,735 for the year ended December 31, 2019 from a net income of $140,988 for the same period in 2018 due to a combination of the factors stated above.

•	The average production cost per barrel of oil for the year ended December 31, 2019, was $27.19 compared to $21.34 for the year ended December 31, 2018, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 27.40% due to a combination of the factors discussed above.

For the years ended December 31, 2018 and 2017

Financial and operating results for the year ended December 31, 2018 compared to the year ended December 31, 2017 are as follows:

•	Total oil production increased approximately 21%, from 98,445 Bbl. for the year ended December 31, 2017 to 119,017 Bbl. for the same period in 2018, which resulted in higher revenue and cost recovery entitlements for the year ended December 31, 2018 than for the same period in 2017.

•	ICP increased approximately 33% from an average price of $49.67 per Bbl. for the year ended December 31, 2017 to $66.12 per Bbl. for the same period in 2018, increasing our revenue and cost recovery entitlements.

•	Revenue increased by $2,152,515, or 58%, from $3,703,826 for the year ended December 31, 2017 to $5,856,341 for the same period in 2018 due to a combination of the factors stated above.

•	General and administrative expenses increased by $758,041 or 60% for the year ended December 31, 2018 when compared to the same period in 2017. Major expenses for the year ended December 31, 2018 were $922,377 in salaries and employee benefits, professional fees of $693,332 incurred for legal counsel, audit and restructuring of our company in anticipation of this offering and expenses for business trips of $157,086.

•	The amount of lease operating expenses decreased by approximately $270,653 or 10%, for the year ended December 31, 2018 when compared to the same period in 2017, mainly because of the extensive expenditures that we incurred in previous periods that provided us with the reduced amount on well maintenances, fracturing activities, and other excessive input of operational costs in 2018. Furthermore, as the productions of the existing wells have moved into a stable level, less incidental or unexpected maintenances were required, which also contributed the decrease of the expenses.

•	We turned into net income of $140,988 for the year ended December 31, 2018 from a net loss of $1,619,040 for the same period in 2017 due to a combination of the factors stated above.

•	The average production cost per barrel of oil for the year ended December 31, 2018, was $21.34 compared to $28.55 for the year ended December 31, 2017, a decrease of 25% due to a combination of the factors discussed above, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes.

Trends Affecting Future Operations

The factors that will most significantly affect results of operations will be (i) the selling prices of crude oil and natural gas, and (ii) the amount of production from oil or gas wells in which we have an interest. Our revenues will also be significantly impacted by its ability to maintain or increase oil or gas production through exploration and development activities

It is expected that the principal source of cash flow will be from the production and sale of crude oil and natural gas capitalized property which are depleting assets. Cash flow from the sale of oil and gas production depends upon the quantity of production and the price obtained for the production. An increase in prices will permit us to finance operations to a greater extent with internally generated funds and may allow us to obtain equity financing more easily or on better terms, and lessens the difficulty of obtaining financing. However, price increases heighten the competition for oil and gas prospects, increase the costs of exploration and development, and, because of potential price declines, increase the risks associated with the purchase of producing properties during times that prices are at higher levels.

A decline in oil and gas prices (including as was experienced in the first quarter of 2020) (i) will reduce our internally generated cash flow, which in turn will reduce the funds available for exploring for and replacing oil and gas capitalized property, (ii) will increase the difficulty of obtaining equity and debt financing and worsen the terms on which such financing may be obtained, (iii) will reduce the number of oil and gas prospects which have reasonable economic terms, (iv) may cause us to permit leases to expire based upon the value of potential oil and gas capitalized property in relation to the costs of exploration, (v) may result in marginally productive oil and gas wells being abandoned as non-commercial, and (vi) may increase the difficulty of obtaining financing. However, price declines reduce the competition for oil and gas properties and correspondingly reduce the prices paid for leases and prospects.

The global outbreak and pandemic of the novel coronavirus (COVID-19) in 2020, including in Indonesia, has and may continue to impact our operations, which might affect our total oil production. Since the outbreak, crude oil prices have been negatively impacted to a significant extent due to low oil demand, increased production and disputes between the Organization of the Petroleum Exporting Countries (or OPEC) and Russia on production cuts. As a consequence, our revenue and profit is expected to decrease due to the factors discussed above, and other unforeseen and unpredictable consequences of the COVID-19 outbreak.

Further, in the first half of 2020 there was a sharp decline in commodity prices following the announcement of price reductions and production increases in March 2020 by members of OPEC, which has led to significant global economic contraction generally and in the oil and gas exploration industry in particular. Together with the COVID-19 pandemic, it is unclear and not predictable the long lasting effects on global energy prices and our results of operations and financial condition. Please see the Risk Factor entitled “The outbreak of COVID-19 and volatility in the energy markets may materially and adversely affect our business, financial condition, operating results, cash flow, liquidity and prospects.”

We expect to commence new drilling operations in Kruh block during the third quarter of 2020. Our originally anticipated drilling commencement date has been delayed due to COVID-19.

Other than the foregoing, the management is unaware of any other trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

Results of Operations

The table below sets forth certain line items from our Consolidated Statement of Operations for the years ended December 31, 2019, 2018 and 2017:

	For The Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
Revenue	$4,183,354	$5,856,341	$3,703,826
Lease operating expenses	2,474,230	2,540,353	2,811,006
Depreciation, depletion and amortization	876,676	1,156,494	1,187,217
General and administrative expenses	2,434,099	2,016,110	1,258,069
Exchange (loss) gain	(51,584)	42,056	(1,029)
Other expenses	(20,500)	(44,452)	(65,545)
(Loss) income before income tax	(1,673,735)	140,988	(1,619,040)
Income tax provision	-	-	-
Net (loss) income	$(1,673,735)	$140,988	$(1,619,040)

Year ended December 31, 2019 compared with year ended December 31, 2018

Revenue

Total revenue for the year ended December 31, 2019 were $4,183,354 compared to $5,856,341 for the year ended December 31, 2018, a decrease of $1,672,987 due to decrease in production and ICP.

Lease operating expenses

Lease operating expenses decreased by $66,123, or 2.60% for the year ended December 31, 2019 compared to the same period in 2018 mainly because of the decline in production in Kruh Block.

Depreciation, depletion and amortization (DD&A)

The amount of DD&A decreased by $279,818, or 24.20% for the year ended December 31, 2019 compared to the same period in 2018 due to (i) the reduced depletion expense of $261,251 from the reduced production and (ii) the reduced depreciation of $18,567 coming naturally from the declining balance method.

General and Administrative Expenses

General and administrative expenses increased by $417,989, or 20.73% for the year ended December 31, 2019 when compared to the same period in 2018 due to an increase of fees incurred for professional parties in relation to our public offering, issuance of share options to our senior management members and an increase of travel expenditures.

Exchange (loss) gain

We had exchange loss of $51,584 for the year ended December 31, 2019, as compared to exchange gain of $42,056 for the same periods ended in 2018. The change was primarily because we settled all of the debts owed to our related parties and realized exchange gain of $55,758 for the year ended December 31, 2018, while no such situation for the same periods ended in 2019.

Other expenses

Other expenses decreased by $23,952, or 53.88% for the year ended December 31, 2019 when compared to the same period in 2018 due to the income from the write-off of long-aged account payable, partially offset by the record of non-recoverable expense related to Kruh block’s operations.

Net (Loss) Income

We had net loss for the year ended December 31, 2019 in the amount of $1,673,735 compared to net income of $140,988 for the same periods in 2018, which was due to the combination of the above factors discussed.

Year ended December 31, 2018 compared with year ended December 31, 2017

Revenue

Total revenue for the year ended December 31, 2018 were $5,856,341 compared to $3,703,826 for the year ended December 31, 2017, an increase of $2,152,515 due to increase in production and increase in ICP.

Lease operating expenses

Lease operating expenses decreased by $270,653, or 10% for the year ended December 31, 2018 compared to the same period in 2017 mainly because of the extensive expenditures that we incurred in previous periods that provided us with the reduced amount on well maintenances, fracturing activities, and other excessive input of operational costs in 2018. Furthermore, as the productions of the existing wells have moved into a stable level, less incidental or unexpected maintenances were required, which also contributed the decrease of the expenses.

Depreciation, depletion and amortization (DD&A)

The amount of DD&A decreased by $30,723, or 3% for the year ended December 31, 2018 compared to the same period in 2017 due to the lower depreciation charged to expense for the year ended December 31, 2018 that amounted to $77,710 compared to $155,699 depreciation for the same period in 2017.

General and Administrative Expenses

General and administrative expenses increased by $758,041, or 60% for the year ended December 31, 2018 when compared to the same period in 2017 due to (i) fees incurred for professional parties in relation to this public offering; and (ii) rewards granted to employees for winning the tender for Citarum contract.

Exchange gain (loss)

We had exchange gain of $42,056 for the year ended December 31, 2018, as compared to exchange loss of $1,029 for the same periods ended in 2017. The change was primarily due to a settlement of the debts owed to related parties and realization of an exchange gain of $55,758.

Other expenses

Other expenses decreased by $21,093, or 32% for the year ended December 31, 2018 when compared to other expenses for the same period in 2017 due to a mix of increase of interest expenses related to bank loan and loan from a third party and decrease of miscellaneous expenses.

Net Income (Loss)

We had net income for the year ended December 31, 2018 in the amount of $140,988 compared to net loss of $1,619,040 for the same periods in 2017, which was due to the combination of the above factors discussed.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition– We adopted ASC Topic 606, “Revenue from Contracts with Customers” on January 1, 2019, using the modified retrospective method applied to contract that was not completed as of January 1, 2019, the TAC with Pertamina. Under the modified retrospective method, prior period financial positions and results will not be adjusted. The cumulative effect adjustment recognized in the opening balances included no significant changes as a result of this adoption.

We recognize revenues from the entitlement of Oil & Gas Property - Kruh Block Proven and profit sharing from the sale of the crude oil under the TAC with Pertamina, when the Entitlement Calculation Sheets have been submitted to Pertamina after the monthly ICP has been published by the Government of Indonesia. We deliver the crude oil we produce to Pertamina Jirak Gathering Station (“Pertamina-Jirak”), located approximately 3 miles away from Kruh Block. After the volume and quality of the crude oil delivered is accepted and recorded by Pertamina, Pertamina is responsible for the ultimate sales of the crude to the end-users. The total volume of crude oil sold is confirmed by Pertamina and, combining with the monthly published ICP, we calculate the entire amount of our entitlement with Pertamina through the Entitlement Calculation Sheets, at which point revenue is recognized.

Our revenue is calculated based on the proceeds of the sales of the crude oil produced by us and conducted by Pertamina, with a 65% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by us and the prevailing ICP published by the Government of Indonesia. In addition, we are also entitled to an additional 26.7857% of the remaining 35% of such sales proceeds as part of the profit sharing. Both of these two portions are recognized as revenue, net of tax. Accordingly, there were no significant changes to the timing or valuation of revenue recognized for sales of production from exploration and production activities.

We do not have any contract assets (unbilled receivables) since revenue is recognized when control of the crude oil is transferred to the refinery and the payment for the crude oil is not contingent on a future event.

There were no significant contract liabilities or transaction price allocations to any remaining performance obligations as of December 31, 2019.

Use of estimates– The preparation of the consolidated financial statements in conformity with US GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in our consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, oil and gas depletion, impairment of long-lived assets, provision for post-employment benefit and going concern. Actual results could differ from those estimates and judgments.

Accounts receivable and other receivables, net– Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable and other receivables. We determine the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We did not have any off-balance-sheet credit exposure relating to our customers, suppliers or others. For the years ended December 31, 2019 and 2018, we did not record any allowances for doubtful accounts against accounts receivable and other receivables nor did we charge off any such amounts, respectively.

Impairment of long-lived assets– We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets.

Oil and gas property, net, Full cost method – We follow the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, such as the TAC Kruh Block, are capitalized. As of December 31, 2019 and 2018, all capitalized costs associated with Kruh Block’s reserves were subject to amortization.

Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2019 and 2018, respectively.

Depletion for each of the reported periods is computed on the units-of-production method. Depletion base is the total capitalized oil and gas property in the previous period, plus the period capitalization and future development costs. Furthermore, the depletion rate is calculated as the depletion base divided by the total estimated proved reserves that expected to be extracted during the operatorship. Then, depletion is calculated as the production of the period times the depletion rate.

For the years ended December 31, 2019, 2018 and 2017, the estimated proved reserves were considered based on the operatorship of the Kruh Block expiring in May 2030, May 2030 and May 2020, respectively, as we completed all administrative steps of the process to obtain the extension of the operatorship of the Kruh Block in the last quarter of 2018 and the uncertainty regarding the extension was removed.

The costs associated with properties with unproved reserves or under development, such as PSC Citarum Block, are not initially included in the full-cost depletion base. The costs include but are not limited to unproved property acquisition costs, seismic data and geological and geophysical studies associated with the property. These costs are transferred to the depletion base once the reserve has been determined as proven.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 - Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

We generated a net loss of $1,673,735 and net cash used in operating activities of $439,794 for the year ended December 31, 2019. In addition, we have an accumulated deficit of $20,783,084 and working capital of $12,335,657 as of December 31, 2019. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve profitability for the foreseeable future. If we are unable to increase revenue or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

Our principal sources of liquidity include cash generated from operating activities, proceeds from our initial public offering which was completed on December 19, 2019 (the “IPO”), as well as short-term and long-term borrowings from third parties or related parties. On July 19, 2016, we entered into a loan agreement with Thalesco Eurotronics Pte Ltd. (a third party) and obtained a loan facility in the amount of $2,000,000 with original maturity date on July 30, 2017, renewed until July 30, 2020 to finance the drilling of one well in Kruh Block. On June 3, 2019, the loan was further extended until May 22, 2023. The loan bears an interest rate of 1.5% per annum. We also obtained a credit facility in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of 1 year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which we deposited a balance of $2 million for the purpose of pledging this loan.

On December 23, 2019, we consummated our IPO of 1,363,637 shares of our ordinary shares at a public offering price of $11.00 per ordinary share for gross proceeds of $15,000,007 before underwriting discounts, commissions and expenses.

As of the date of the issuance of this annual report, we had approximately $9.64 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. In addition, we believe we will have continued access to financial support from our significant shareholders in fulfilling our capital requirements. We also note that other sources of financing alternatives are at our disposal, such as a commercial lending that has been available to us in the past in the amount of $1.9 million. We expect to fund any shortfall in cash requirements through bank debt with banks in Indonesia with which we have pre-existing relationships. We will focus on improving operational efficiency and cost reductions, developing our core cash-generating business and enhancing efficiency. We intend to meet our cash requirements for the 12 months following the date of the issuance of this annual report through operations and financial support from third parties and related parties, if needed.

We believe that our current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and commitments for the 12 months following the date of the issuance of this annual report. We believe that we will have continued support from our majority shareholder, Maderic, in fulfilling our capital requirements. We also believe that we will have access to other sources of financing, such as commercial lending that has been available to us in the past in the amount of $1.9 million.

We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In light of the COVID-19 pandemic, we believe we have added flexibility, and the recent volatility in oil prices, we have added flexibility with respect to our planned capital expenditures by limiting our contractual exposure and commitments to the drilling of only two new wells at a time throughout our Kruh block drilling program. In order to reduce liquidity risks and risks related to our ability to continue as a going concern in the event that oil prices remain depressed for the foreseeable future.

Cash flows

The following table sets forth certain historical information with respect to our statements of cash flows for the years ended December 31, 2019, 2018 and 2017:

	For The Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
Net cash (used in) provided by operating activities	$(439,794)	$1,920,219	$(182,737)
Net cash used in investing activities	(1,045,579)	(853,580)	(1,594,714)
Net cash provided by financing activities	13,124,250	1,170,287	1,614,526
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	-	-	-
Net change in cash and cash equivalents, and restricted cash	$11,638,877	$2,236,926	$(162,925)
Cash and cash equivalents, and restricted cash at beginning of year	4,433,292	2,196,366	2,359,291
Cash and cash equivalents, and restricted cash at end of year	$16,072,169	$4,433,292	$2,196,366

Year ended December 31, 2019 compared with year ended December 31, 2018

Operating activities

Operating activities used approximately $0.44 million in cash for the year ended December 31, 2019, as compared to net cash provided by operating activities of $1.92 million for the comparable period in 2018. The decrease of approximately $2.36 million in the amount of net cash from operating activities is primarily due to a reduction of operational performances as reflected in net loss of approximately $1.67 million for the year ended December 31, 2019 compared to net income of $0.14 million for the comparable period in 2018. Furthermore, other contributions for the decrease net cash from operating activities for the year ended December 31, 2019 comparing to 2018 included a decrease of approximately $1.15 million of cash inflow from other receivables, due from related parties and other assets-current, while offset by a decrease of $0.59 million cash outflow from accounts payable, accrued expenses, taxes payable and provision of post-employment benefit.

Investing activities

Net cash used in investing activities for the year ended December 31, 2019 was approximately $1.05 million, as compared to the net cash used of approximately $0.85 million for comparable period in 2018. The increase of approximately $0.19 million net cash used in investing activities was primarily a result of an increase of $0.32 million cash paid for oil and gas property, a decrease of $0.16 million cash collection of a long from a related party, while offset by a decrease of $0.28 million cash paid for deferred charges.

Financing activities

Cash provided by financing activities for the year ended December 31, 2019 amounted to $13.12 million and primarily consisted of the proceeds from our IPO offering of $13.65 million, and payment for IPO cost of $0.53 million. Cash provided by financing activities for the year ended December 31, 2018 amounted to $1.17 million and primarily consisted of the proceeds received from related party loan of $2.36 million, repayment of bank loan of about $0.75 million and payment for IPO cost of about $0.44 million.

Year ended December 31, 2018 compared with year ended December 31, 2017

Operating activities

Operating activities provided approximately $1.92 million in cash for the year ended December 31, 2018, as compared to net cash used in operating activities of $0.18 million for the comparable period in 2017. The increase of approximately $2.10 million in the amount of net cash from operating activities is primarily due to a significantly improved operational performances as reflected in the fast-growing amount of net income of approximately $1.76 million for the year ended December 31, 2018 compared to 2017. Furthermore, other contributions for the increase net cash from operating activities for the year ended December 31, 2018 comparing to 2017 included an increase of approximately $1.13 million of cash inflow from accounts receivable and other receivables, while offset by an increase of $0.18 million, $0.16 million and $0.3 million of cash outflow from accounts payable, taxes payable and provision of post-employment benefit, respectively.

Investing activities

Net cash used in investing activities for the year ended December 31, 2018 was approximately $0.85 million, as compared to the net cash used of approximately $1.59 million for comparable period in 2017. The decrease of approximately $0.74 million was primarily a result of a decrease of approximately $0.23 million, representing the cash paid for oil and gas property, while offset by an increase of approximately $0.78 million in the cash used for the deferred charges and an increase of about $0.16 million from the collection of a loan from a related party.

Financing activities

Cash provided by financing activities during the year ended December 31, 2018 amounted to $1.17 million and primarily consisted of the proceeds received from related party loans of $2.36 million, repayment of a bank loan of approximately $0.75 million and payment for initial public offering costs of approximately $0.44 million. Cash provided by financing activities during the year ended December 31, 2017 amounted to $1.6 million and primarily consisted of the proceeds received from a bank loan of approximately $1.6 million.

Capital Expenditures

We made capital expenditures of $1,045,579 and $1,013,680 for the years ended December 31, 2019 and 2018, respectively, which were primarily related to the development and exploration of the oil and gas property, purchases of property and equipment, as well as the deferred charges related to the acquisition of operatorship contract.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, and results of operations, liquidity or capital resources.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

		Future commitments
	Nature of commitments	2020	2021	2022 and beyond
Kruh Block TAC
Operating lease commitments	(a)	$358,400	$-	$-
Abandonment and site restoration	(b)	158,214	-	-
Total commitments -Kruh TAC		$516,614	$-	$-
Citarum Block PSC
Environmental baseline assessment	(c)	$29,793	$-	$-
G&G studies	(c)	68,686	233,088	-
2D seismic	(c)	-	3,300,000	-
Total commitments -Citarum PSC		$98,479	$3,533,088	$-
Kruh Block KSO
Operating lease commitments	(a)	$83,639	$-	$-
G&G studies	(c)	150,000	300,000	-
Sand Fracturing	(c)	200,000	-	-
2D seismic	(c)	-	1,250,000	-
3D seismic	(c)	-	1,250,000	-
Drilling and sand fracturing	(c)	1,200,000	1,200,000	-
Reopening	(c)	-	50,000	-
Bank guarantee	(d)	483,300	-	-
Total commitments -Kruh KSO		$2,116,939	$4,050,000	$-
Total Commitments		$2,732,032	$7,583,088	$-

Nature of commitments:

(a)        Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease presents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of the operating leases are related with the equipment and machinery used in oil production. All of the Company’s operating lease agreements with third parties can be cancelled or terminated at any time by the Company. Rental expenses under operating leases for the years ended December 31, 2019, 2018 and 2017 were $1,184,831, $901,106 and $958,023, respectively.

(b)       Abandonment and site restoration are primarily upstream asset removal costs at the completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on government rules.

(c)        Firm capital commitments represent legally binding obligations with respect to the KSO of Kruh Block or the PSC of the Citarum Block in which the contract specifies the minimum exploration or development work to be performed by the Company within the first three years of the contract. In certain cases where the Company executes contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(d)       Bank guarantee is a requirement for the assignment and securing of an oil block operatorship contract to guarantee the performance of the Company with respect to the firm capital commitments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dr. Wirawan Jusuf	34	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	66	President
Chia Hsin “Charlie” Wu	67	Chief Operating Officer
Mirza F. Said	54	Chief Business Development Officer and Director
James J. Huang	33	Chief Investment Officer and Director
Gregory L. Overholtzer	63	Chief Financial Officer
Mochtar Hussein	62	Independent Director
Benny Dharmawan	37	Independent Director
Tamba P. Hutapea	61	Independent Director
Roderick de Greef	59	Independent Director

Dr. Wirawan Jusuf is a co-founder, Chief Executive Officer and Chairman of the board of directors of our company, and has served as the Chief Executive Officer of WJ Energy since 2014. Since 2015, Dr. Jusuf has also served as a co-founder and Commissioner of Pt. Asiabeef Biofarm Indonesia, a fully integrated and sustainable cattle business company in Indonesia. Dr. Jusuf also serves as the Director of Maderic Holding Limited, a private investment firm and our majority shareholder, which he founded in 2014. Dr. Jusuf began his professional career when he co-founded and served as the Director of Pt. Wican Indonesia Energi, an oil and gas services company, from 2012 to 2014. Dr. Jusuf earned his Master’s in Public Health at the Gajah Mada University-Jogjakarta in Central Java, Indonesia, and his medical degree at the University of Tarumanegara in Jakarta, Indonesia beforehand. We believe Dr. Jusuf is qualified to serve in his positions with our company due to his strong qualifications in business development, government relations and strategic planning.

Frank C. Ingriselli has served as our President since February 2019. With 41 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging exploration and production experience in diverse geographies, business climates and political environments. From 2005 to 2018, Mr. Ingriselli was the founder, President, CEO and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on NYSE American.  Prior to founding these two companies, from 1979 to 2001, Mr. Ingriselli worked at Texaco in diverse senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development. The positions Mr. Ingriselli held at Texaco included President of Texaco Technology Ventures, President and CEO of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations, where he directed Texaco's global initiatives in exploration and development. While at Texaco, Mr. Ingriselli, among other activities, led Texaco's initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries. Mr. Ingriselli is a member of the Board of Directors of DataSight Corporation. Mr. Ingriselli has served as an independent member of the Board of Directors of NXT Energy Solutions Inc. (TSX:SFD; OTC QB:NSFDF) since 2019 and is also on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a charitable public foundation. From 2016 through 2018, Mr. Ingriselli founded and was the President and CEO of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes. Mr. Ingriselli graduated from Boston University in 1975 with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance in 1977 and a J.D. from Fordham University School of Law in 1979.

Dr. Chia Hsin (Charlie) Wu has served as our Chief Operating Officer since 2018.  Dr. Wu is a highly qualified and recognized oil and gas industry veteran with over 40 years of experience.  Dr. Wu has been responsible for building and leading the upstream exploration and production teams for 3 independent oil and gas companies in Indonesia over the last 15 years.  Prior to joining our company, since 2017 Dr. Wu has been acting as the Chief Technology Officer for Pt. Pandawa Prima Lestari, an oil and gas company operating a PSC block in Kalimantan, as well as an independent oil and gas consultant.  Dr. Wu previously served as the Director of Operations and Chief Operating Officer of Pt. Sugih Energy TBK, an oil and gas exploration and production company with 4 PSC blocks in Central and South Sumatera from 2013 to 2016.  From 2010 to 2013, Dr. Wu was the President Director of Pacific Oil & Gas Indonesia, an oil and gas company operating 2 PSC blocks in North Sumatra and one KSO block in Aceh.  Prior to 2010, Dr. Wu had transitioned into the senior role of Vice-President and General Manager with Petroselat Ltd., operator of an exploration and production PSC block in Central Sumatra which he started in 2000, and International Mineral Resources from 2003.  From 1999 to 2000, Dr. Wu served as an Exploration Consultant with EMP Kondur Petroleum, an oil company which operated a production PSC in Central Sumatra.   From 1981 to 1999, Dr. Wu worked in a variety of roles internationally with Atlantic Richfield Company (ARCO, now recognized as BP Plc).  Dr. Wu worked in the position of Geological Specialist from 1996 to 1999 in Jakarta, Indonesia.  From 1990 to 1995, Dr. Wu worked as a New Venture Geologist with the ARCO organization in Plano, Texas, and from 1985 to 1990, Dr. Wu worked as an Exploration Coordinator of the for ARCO in Jakarta, Indonesia.  Dr. Wu began his work with ARCO from 1983 to 1985 as an explorationist in Plano, Texas, during which time he earned ARCO’s “Exploration Excellence Award” on the Vice-President Level for providing training to worldwide staff in geohistory and basin modelling with subsequent exploration successes.  From 1979 to 1981, Dr. Wu worked as a Petrophysical Supervisor with Core Laboratories Inc.  Dr. Wu began his career as a Research Specialist with the US Department of Energy at the University of Oklahoma in 1979.  Dr. Wu completed his Postgraduate Diploma in Business Administration at DeMontfort University in 2000 and earned his Ph.D. in Geosciences in 1991 at the University of Texas.  He also completed his Masters of Science in Geology at the University of Toledo in 1979. Prior to his graduate studies, Dr. Wu earned his Bachelors of Science degree in Geology at National Taiwan University in 1975. Dr. Wu has also served as Adjunct Professor at the University of Texas at Dallas and University of Indonesia where he has taught 8 regular and industrial courses.  We believe Dr. Wu is qualified to serve in his position with our company as a result of his expertise in leadership, reservoir evaluation development, integrated exploration, basin modeling and petroleum systems.

Mirza F. Said has served as Chief Business Development Officer and a Director of our company since 2018 and has served as Chief Executive Officer of our subsidiary Pt. Green World Nusantara since 2014. From 2012 to 2014, Mr. Said had served as President Director and Commissioner of Pt. Humpuss Patragas, Pt. Humpuss Trading and Pt. Humpuss Wajo Energi simultaneously. All of these companies are the subsidiaries of PT. Humpuss, an Indonesian holding company focusing on energy business, including in upstream, transportation and refining activities. From 2010 to 2012, Mr. Said acted as the Senior Business Development & External Relations Manager for Pacific Oil & Gas. From 2007 to 2010, Mr. Said Co-Founded Pt. Corpora Hydrocarbon Asian, a private oil and gas investment company, and served as that organization’s Operational Specialist. Prior to serving as Chief Operating Officer of Pt. Indelberg Indonesia from 2006 to 2007, Mr. Said served as the Corporate Operations Controller for Akar Golindo Group from 2004 to 2006. From 2001 to 2004, Mr. Said was the Project Cost Controller & Analyst for the Kangean Asset for BP Indonesia, during which time, as a result of his achievements he was awarded the “Spot Recognition Award of Significant Contribution in Managing & Placing”. From 1997 to 1999, he served as Operations Manager for JOB Pertamina Western Madura Pty Ltd., a joint operation company between Citiview Corporation Ltd (an Australian based oil and gas company) and Pertamina (the Indonesian state owned oil and gas company) that operated a block in Madura, East Java. Mr. Said began his professional career as Senior Drilling Engineer with Pt. Humpuss Patragas, an Indonesian private oil and gas company a subsidiary of PT. Humpuss, which operated Cepu Block, East Java from 1991 to 1997 (he would later return to that organization in 2012 and serve in two senior executive positions concurrently). Mr. Said earned his Master of Engineering Management at the Curtin University of Technology in Perth, Australia, and had completed his Bachelor’s degree in Engineering at the Chemical Engineering Institute Technology of Indonesia. Mr. Said holds professional memberships with the Indonesian Petroleum Association (IPA) and Society of Indonesian Petroleum Engineers (IATMI) and is fluent in English and Indonesian. We believe Mr. Said is qualified to serve in his positions with our company as a result of his education and professional experiences, including achievements and expertise within the energy and infrastructure sector.

James J. Huang is co-founder and has served as Chief Investment Officer and Director of our company since inception, and has served as the Chief Investment Officer of WJ Energy since 2014. Mr. Huang co-founded and has served as Director of Asiabeef Group Limited, a fully integrated and sustainable cattle business company and holding company of Pt. Asiabeef Biofarm Indonesia, since 2015. Mr. Huang founded and is a Director at Pt. HFI International Consulting, an Indonesian based business consulting company, since 2014. Mr. Huang was previously the Director of Pt. Biofarm Plantation, a cattle trading company, from 2013 until 2015. From 2010 to 2013, Mr. Huang founded and served as a Director at HFI Ind. Imp. e Exp. Ltd., an information technology company providing integrated security and surveillance solutions in Brazil. Mr. Huang began his professional career in 2008 as an intern practicing corporate law and tax consulting with Barbosa, Müssnich & Aragão in São Paulo, Brazil. Mr. Huang holds the Chartered Financial Analyst® (CFA) designation and maintains an Attorney at Law professional license from the Brazilian Bar Association (OAB/SP). Mr. Huang earned his Bachelor’s degree in law at the Escola de Direito de São Paulo in Brazil at Fundação Getúlio Vargas and previously participated at a Double Degree Business Management Program at the Escola de Administração de Empresas de São Paulo also at Fundação Getúlio Vargas. We believe Mr. Huang is qualified to serve in his positions with our company due to his expertise in finance, legal matters, business management and strategic planning.

Gregory L. Overholtzer has served as our Chief Financial Officer since February 2019. Mr. Overholtzer is a seasoned financial officer for public companies, including in the energy space. Mr. Overholtzer had served as the Chief Financial Officer of PEDEVCO Corp. from January 2012 to December 2018. From 2011 to 2012, Mr. Overholtzer served as Senior Director and Field Consultant for Accretive Solutions, where he had consulted for various companies at the chief financial officer and controller levels. Mr. Overholtzer acted as the Chief Financial Officer of Omni-ID USA Inc. from 2008 to 2011. Mr. Overholtzer was the Corporate Controller of Genitope Corporation from 2006 to 2008, and Stratex Inc. from 2005 to 2006. Mr. Overholtzer served as the Chief Financial Officer and Vice President of Finance for Polymer Technology Group from 1998 to 2005. From 1997 to 1998, he was the Chief Financial Officer and Vice President of Finance at TeleSensory Corporation. Mr. Overholtzer held roles of Chief Financial Officer, Vice President of Finance and Corporate Secretary with Giga-tronics Inc. from 1994 to 1997. Mr. Overholtzer also held several positions with Airco Coating Tech., a division of BOC Group London from 1982 to 1994, which included Senior Financial Analyst, General Accounting Manager, Vice President of Finance and Administration. In the early years of his career, Mr. Overholtzer also was as an MBA course Instructor in Managerial Accounting at Golden Gate University from 1984 to 1987 and 1989 to 1991. Mr. Overholtzer had received his MBA at the University of California, Berkeley, concentrating in Finance and Accounting and graduating with Beta Sigma Honors. Prior to his graduate studies, Mr. Overholtzer earned his B.A. in Zoology at the University of California, Berkeley, graduating with University Honors.

Mochtar Hussein has served as a Director of our company since October 2018. From 2013 to 2018, Mr. Hussein acted as Inspector General of Inspectorate General of the MEMR. From 2014 to 2018, Mr. Hussein also served as Commissioner of Pt. Timah (Persero) Tbk, an Indonesian state owned enterprise engaged in tin mining and listed on Indonesia Stock Exchange. In 2012, Mr. Hussein served as Director of Indonesian Government Institution Supervision of Public Welfare and Defence & Security, and from 2009 to 2012, he served as the Head of the Representative Office of the Indonesian State Finance & Development Surveillance Committee (known as BPKP) in Central Java Province. From 2005 to 2009, he served as Director of Fiscal and Investment Supervision in the BPKP, and during 2004, he served as the Head of the Representative Office of BPKP in Lampung Province. From 2000 to 2004, Mr. Hussein served as Head of Indonesian State & Regionally Owned Enterprises Supervision in Jakarta. From 1997 to 2000, Mr. Hussein concurrently served as Head of Indonesian State & Regionally Owned Enterprises Supervision in East Nusa Tenggara Province and the Section Head of Fuel & Non-Fuel Distribution Supervision. Mr. Hussein began his professional career in 1993 as Section Head of Services, Trading & Financial Institution Supervision in Bengkulu Province and served in a range of senior positions with the BPKP until 2012. Mr. Hussein holds a Forensic Auditor Certification. He earned his Bachelor’s degree in Economics at the Brawijaya University, Malang in East Java. We believe Mr. Hussein is qualified to serve as a Director of our company his expertise in investigative auditing, compliance and corporate governance.

Benny Dharmawan has served as a Director of our company since October 2018.  Since 2006, following his previous international experiences throughout Australia, United Kingdom and the United States, Mr. Dharmawan has served as Director of Pt. Panasia Indo Resources Tbk., a holding company that primarily engages in yarn manufacturing and synthetic fibres but through its subsidiaries, it also engages in the mining sector. In addition, since 2015, Mr. Dharmawan has served as Controller of Pt. Sinar Tambang Arthalestari, a fully integrated cement producer in Central Java, Indonesia. From 2007 and 2015, Mr. Dharmawan acted in several executive positions (including equity capital markets, regional operations and compliance) with the Macquarie Group, a global provider of banking, advisory, trading, asset management and retail financial services, in New York, London and Sydney, ultimately rising to the level of Associate Vice President.  Mr. Dharmawan earned his Graduate Certification in Applied Finance and Investments in Kaplan, Australia, and he completed his Bachelor’s degree in Commerce at the Macquarie University in Australia.  Mr. Dharmawan holds the Certified Anti Money Laundering Specialist (CAMS-ACAMS) credential.  We believe Mr. Dharmawan is qualified to serve as a Director of our company due to his previous international professional accomplishments, particularly his expertise in risk management, compliance, financial markets, business management and strategic and tactical planning.

Tamba P. Hutapea has served as a Director of our company since October 2018. Since 2004, Mr. Hutapea has served in several Head and Directorial roles within Indonesia Investment Coordinating Board (or BKPM). Mr. Hutapea’s enriched experiences within BKPM contributed greatly to his core competency in investment planning and policy, investment licensing, investment compliance and corporate governance. From 2011 to August 2018, Mr. Hutapea served as the BKPM’s Deputy Chairman of Investment Planning. Previously, Mr. Hutapea acted as the Director of Investment Planning for Agriculture and Other Natural Resources from 2010 to 2011. Prior that role, he was the Director of Investment Deregulation from 2007 to 2010. From 2006 to 2007, Mr. Hutapea served as the Head of Bureau of Planning and Information. Between 2005 and 2006, he acted as the Director of Region III (Sulawesi, DI Jogyakarta & Central Java). From 2004 to 2005, Mr. Hutapea was the Director of Investment Facility Services. Mr. Hutapea earned his Master of City Planning at the University of Pennsylvania his Bachelor’s degree in Agronomy at the Bogor Agricultural University in Bogor, West Java. We believe Mr. Hutapea is qualified to be a Director of our company because of his enriched previous professional accomplishments within multiple senior investment management roles within BKPM, as well as his enhanced knowledge and skills in investment planning and management."

Roderick de Greef has been serving as a Director of our company since February 2019. Mr. de Greef is a highly qualified and recognized veteran with over 30 years of experience in the Medical Devices and Life Sciences industry. Mr. de Greef has been a member of the Board of Directors for four U.S. publicly listed companies, providing financial and corporate governance oversight and transactional guidance. Mr. de Greef is also an experienced senior financial executive with demonstrated track record of building teams and managing financial operations in high growth environments, raising debt and equity capital, negotiating and structuring strategic merger and acquisition and commercial transactions, and implementing investor relations programs. Mr. de Greef has been Chief Financial Officer for BioLife Solutions Inc. (OTCBB: BLFS) since 2016, and added the position of Chief Operating Officer in December 2019. Mr. de Greef previously served as the President and sole Director of Cambridge Cardiac Technologies Inc. from 2013 to 2016. In November 2008, Mr. de Greef was the Chairman of the Board for Cambridge Heart Inc. (OTCBB: CAMH), where he stayed until October 2013. Mr. de Greef was also the acting Chief Financial Officer of BioLife Solutions Inc. from 2007 to 2011, and of Cardiopolymers Inc. from 2007 to 2010. Prior to 2007, Mr. de Greef was the Vice President of Finance and Chief Financial Officer of Cambridge Heart Inc. from 2005 to 2007. From 2001 to 2005, Mr. de Greef served as the Executive Vice President and Chief Financial Officer of Cardiac Science Inc. Mr. de Greef worked as an independent corporate financial services advisor for de Greef & Partners Inc. from 1995 to 2001. Mr. de Greef served as the Chief Financial Officer for BioAnalogics Inc. and Brentwood Instruments from 1986 to 1995. Mr. de Greef started his career in 1983 as a merger and acquisition analyst and Financial Planning Analyst for W.R. Grace and Santa Fe Minerals, a division of Kuwait Petroleum Company, where he had stayed until 1986. In terms of his service on boards of directors, from 2015 to 2017, he was the Director, Chair of the Audit Committee and member of the Compensation and Nominating Committees of Pareteum Corporation (NYSE: TEUM). Mr. de Greef was also the Director, member of the Audit Committee and Chair of the Compensation Committee of Endologix Inc. (NASDAQ: ELGX) from 2003 to 2013. From 2000 to 2013, he served as the Director, member of the Audit and Compensation Committees of BioLife Solutions Inc. Mr. de Greef acted as the Chairman of the Board for Cambridge Heart Inc. from 2008 to 2013. Mr. de Greef completed his MBA at University of Oregon in 1993. Prior to his graduate studies, Mr. de Greef earned his B.A. in Economics and International Relations at San Francisco State University in 1983. Mr. de Greef also became a Certified Director through UCLA Anderson School’s Director training program in 2017.

Family Relationships and Conflicts of Interests

There are no family relationships between any of our officers and directors. We are not aware of any conflicts of interests related to our officers and directors arising from the management and operations of our business.

Board of Directors and Committees

General

Our board of directors consists of seven (7) directors. A majority of our board of directors (namely, Mochtar Hussein, Benny Dharmawan, Tamba P. Hutapea and Roderick de Greef) are independent, as such term is defined by the NYSE American. The members of our board of directors are elected annually at our annual general meeting of shareholders.

We do not have a lead independent director, and we do not anticipate having a lead independent director. Our board of directors as a whole play a key role in our risk oversight. Our board of directors makes all decisions relevant to our company. We believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

Our board of directors have three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee has three members, and each member is independent, as such term is defined by the NYSE American.

The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors.

The compensation committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers and has authority to make grants under our incentive compensation plans and equity-based plans.

The nominating and corporate governance committee is responsible for the assessment of the performance of our board of directors, considering and making recommendations to our board of directors with respect to the nominations or elections of directors and other governance issues. The nominating and corporate governance committee will consider diversity of opinion and experience when nominating directors.

The members of the audit committee, the compensation committee and the nominating and corporate governance committee are set forth below. All such members will qualify as independent under the rules of NYSE American.

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Roderick de Greef (3)	(2)	—	(1)
Tamba P. Hutapea	—	(1)	(2)
Benny Dharmawan	(1)	(2)	(1)
Mochtar Hussein	(1)	(1)	—

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

Duties of Directors

As a matter of Cayman Islands law, a director owes three types of duties to the company: (a) statutory duties, (b) fiduciary duties, and (iii) common law duties. The Companies Law imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time (our “Articles of Association”). We have the right to seek damages if a duty owed by any of our directors is breached. Our board of directors.

Interested Transactions

A director may vote, attend a board meeting or, presuming that the director is an officer and that it has been approved, sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

Our directors may receive such remuneration as our board of directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of our company or its parent undertaking (if any) or any subsidiary undertaking of our company or of any third party.

Qualification

A majority of our board of directors is required to be independent. There are no membership qualifications for directors. The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Limitation of Director and Officer Liability

Under Cayman Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Cayman Islands law does not limit the extent to which a company’s Articles of Association may provide for indemnification of officers and directors and secretaries, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The Articles of Association provide, to the extent permitted by law, for the indemnification of each existing or former director (including alternate director), secretary and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director's (including alternate director's), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We have purchased and currently maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

The board adopted a code of ethics and business conduct applicable to our directors, officers and employees on June 21, 2019.

Executive Compensation

Summary Compensation Table

Our compensation committee, consisting of independent board members determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Our compensation committee measures each of our officers by a series of performance criteria set established by our board of directors, or the compensation committee on a yearly basis. Such criteria is based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Our board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. Our board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2019 and 2018.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(2)	Total ($)
Dr. Wirawan Jusuf	2019	176,100	-	-	21,069	-	-	-	197,169
Chief Executive Officer	2018	138,188	281,966	-	-	-	-	54,401	474,555

Frank C. Ingriselli	2019	62,500	-	-	155,885	-	-	-	218,385
President	2018	-	-	-	-	-	-	-	-

Gregory L. Overholtzer	2019	33,333	-	-	-	-	-	-	33,333
Chief Financial Officer	2018		-	-	-	-	-	-	-

Mirza F. Said	2019	137,243	-	-	24,843	-	-	-	162,086
Chief Business Development Officer	2018	97,157	137,213	-	-	-	-	66,552	300,922

Chia Hsin “Charlie” Wu	2019	68,750	-	-	24,843	-	-	-	93,593
Chief Operating Officer	2018		-	-	-	-	-	-	-

James J. Huang	2019	144,879	-	-	24,843	-	-	-	169,722
Chief Investment Officer	2018	185,409	-	-	-	-	-	-	185,409

(1) The options and bonus were granted pursuant to agreement between the executives and our company. The values of the option awards represent grant-date fair values without regard to forfeitures.

(2) All other compensation refers to income tax withholding under Indonesian law. Salaries in Indonesia are negotiated on a "take home pay" basis. Therefore, we pay the income withholding tax on behalf of the employee, which is legally considered part of the employee's compensation.

Outstanding Equity Awards at 2019 Year-End

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2019.

Name	Grant date	Vesting Start date	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Options exercise price ($)	Option Expiration date
Dr. Wirawan Jusuf Chief Executive Officer	December 19, 2019	December 23, 2020	-	150,000	$11.00	December 19, 2024

Frank C. Ingriselli President	December 19, 2019	December 19, 2019	18,750	18,750	$11.00	December 19, 2029

Gregory L. Overholtzer Chief Financial Officer	-	-	-	-	-	-

Chia Hsin “Charlie” Wu Chief Operating Officer	December 19, 2019	December 23, 2020	-	150,000	$11.00	December 19, 2029

James J. Huang Chief Investment Officer	December 19, 2019	December 23, 2020	-	150,000	$11.00	December 19, 2029

Mirza F. Said Chief Business Development Officer	December 19, 2019	December 23, 2020	-	150,000	$11.00	December 19, 2029

2018 Omnibus Equity Incentive Plan

On October 31, 2018, our board of directors and shareholders adopted a 2018 Omnibus Equity Incentive Plan for our company (which we refer to as the 2018 Plan).

Purpose

The purpose of our 2018 Plan is to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial achievements.

Administration

The compensation committee of our board of directors (or the Compensation Committee) will have primary responsibility for administering the 2018 Plan. The Compensation Committee will have the authority to, among other things, the (a) determine terms and conditions of any option or stock purchase right granted, including the exercise price and the vesting schedule, (b) determine the persons who are to receive options and stock purchase rights and (c) determine the number of shares to be subject to each option and stock purchase right, (d) prescribe any limitations, restrictions and conditions upon any awards, including the vesting conditions of awards, (e) determine if a grant will be an “incentive” options (qualified under section 422 of the Internal Revenue Code of 1986, as amended, which is referred to herein as the Code) to employees of our company or a non-qualified options to directors and consultants of our company, and (f) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2018 Plan. The Compensation Committee will have full discretion to administer and interpret the 2018 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Our employees, directors, officers and consultants (and those of any affiliated companies of ours) are eligible to participate in the 2018 Plan. The Compensation Committee has the authority to determine who will be granted an award under the 2018 Plan, however, it may delegate such authority to one or more of our officers under the circumstances set forth in the 2018 Plan; provided, however, that all awards made to non-employee Directors shall be determined by our board of directors in its sole discretion

Number of Shares Authorized

Approximately 1,104,546 ordinary shares are reserved for issuance under our 2018 Plan.

If an award is forfeited, canceled, or if any option terminates, expires or lapses without being exercised, the ordinary shares subject to such award will again be made available for future grant. However, shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the 2018 Plan.

Awards Available for Grant

The Compensation Committee may grant awards of non-qualified share options, incentive share options, share appreciation rights, restricted share awards, restricted share units, share bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing, as each type of award is described in the 2018 Plan. Unless accelerated in accordance with the 2018 Plan, unvested awards shall, if so determined by the Compensation Committee, terminate immediately upon the grantee resigning from or our terminating the grantee’s employment or contractual relationship with us or any related company without cause, including death or disability.

Options

The Compensation Committee is authorized to grant options to purchase ordinary shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the 2018 Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the 2018 Plan, unless the Compensation Committee determines otherwise in the case of an option substituted for another option in connection with a corporate transaction, the exercise price of the options will not be less than the fair market value (as determined under the 2018 Plan) of the ordinary shares on the date of grant. Options granted under the 2018 Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2018 Plan is 10 years from the date of grant (or five years in the case of an incentive share option granted to a 10% shareholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted ordinary shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the Compensation Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method, or by such other method as the Compensation Committee may determine to be appropriate.

Share Appreciation Rights

The Compensation Committee is authorized to award share appreciation rights (or SARs) under the 2018 Plan. SARs are subject to such terms and conditions as established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. A SAR granted under the 2018 Plan may be granted in tandem with an option and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option which corresponds to such SARs. SARs shall be subject to terms established by the Compensation Committee and reflected in the award agreement.

Restricted shares

The Compensation Committee is authorized to award restricted shares under the 2018 Plan. The Compensation Committee will determine the terms of such restricted shares awards. Restricted shares are ordinary shares that generally are non-transferable and subject to other restrictions determined by the Compensation Committee for a specified period. Unless the Compensation Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted shares will be forfeited.

Restricted share unit Awards

The Compensation Committee is authorized to award restricted share unit awards. The Compensation Committee will determine the terms of such restricted share units. Unless the Compensation Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Bonus Share Awards

The Compensation Committee is authorized to grant awards of unrestricted ordinary shares or other awards denominated in ordinary shares, either alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine.

Performance Compensation Awards

The Compensation Committee is authorized to grant any award under the 2018 Plan in the form of a Performance Compensation Award exempt from the requirements of Section 162(m) of the Code by conditioning the vesting of the Award on the attainment of specific performance criteria of our company and/or one or more of our affiliates, divisions or operational units, or any combination thereof, as determined by the Compensation Committee. The Compensation Committee will select the performance criteria based on one or more of the following factors: (i) revenue; (ii) sales; (iii) profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures); (iv) earnings (EBIT, EBITDA, earnings per share, or other corporate profit measures); (v) net income (before or after taxes, operating income or other income measures); (vi) cash (cash flow, cash generation or other cash measures); (vii) share price or performance; (viii) total shareholder return (share price appreciation plus reinvested dividends divided by beginning share price); (ix) economic value added; (x) return measures (including, but not limited to, return on assets, capital, equity, investments or sales, and cash flow return on assets, capital, equity, or sales); (xi) market share; (xii) improvements in capital structure; (xiii) expenses (expense management, expense ratio, expense efficiency ratios or other expense measures); (xiv) business expansion or consolidation (acquisitions and divestitures); (xv) internal rate of return or increase in net present value; (xvi) working capital targets relating to inventory and/or accounts receivable; (xvii) inventory management; (xviii) service or product delivery or quality; (xix) customer satisfaction; (xx) employee retention; (xxi) safety standards; (xxii) productivity measures; (xxiii) cost reduction measures; and/or (xxiv) strategic plan development and implementation.

Transferability

Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Compensation Committee, however, may permit options (other than incentive share options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment

In addition, our board of directors may amend, in whole or in part, our 2018 Plan at any time. However, without shareholder approval, except that (a) any amendment or alteration shall be subject to the approval of the our shareholders if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, and (b) our board of directors may otherwise, in its discretion, determine to submit other such amendments or alterations to shareholders for approval. Awards previously granted under the 2018 Plan may not be impaired or affected by any amendment of our 2018 Plan, without the consent of the affected grantees.

Change in Control

The 2018 Plan provides that in the event of a change of control, the Compensation Committee shall, unless an outstanding award is assumed by the surviving company or replaced with an equivalent award granted by the surviving company in substitution for such outstanding award cancel any outstanding awards that are not vested and non-forfeitable as of the consummation of such corporate transaction (unless the Compensation Committee, in its discretion, accelerates the vesting of any such awards). In respect to any vested and non-forfeitable awards, the Compensation Committee may, in its discretion, (i) allow all grantees to exercise such awards within a reasonable period prior to the consummation of the corporate transaction and cancel any outstanding awards that remain unexercised, or (ii) cancel any or all of such outstanding awards in exchange for a payment (in cash, or in securities or other property, up to the sole discretion of the Compensation Committee) in an amount equal to the amount that the grantee would have received if such vested awards were settled or distributed or exercised immediately prior to the consummation of the corporate transaction.

Director Compensation

Each independent director receives annual cash compensation equal to $30,000 per year for such directors’ services to our board of directors. The Chairman of the Board receives an additional $15,000 per year. In addition to the annual cash compensation for serving on our board of directors, each independent director that also serves on a committee of our board of directors receives compensation as follows: each member of the audit committee and compensation committee (not including the chairperson) receives annual cash compensation of $3,000 per year and each member of the Nominating and Corporate Governance Committee (not including the chairperson) receives annual cash compensation of $3,000 per year. The chairperson of our Audit Committee receives annual compensation of $27,000 and the chairperson of our Compensation Committee receives annual compensation of $6,000 and the chairperson of our Nominating and Corporate Governance Committee receives annual compensation of $3,000.

Employment Agreements and Other Arrangements with Named Executive Officers

Except as set forth below, we currently have no written employment agreements with any of our officers, directors, or key employees. While certain of our officers hold positions with other entities, pursuant to their employment agreements with us, each officer is required to spend substantially all of his working time, attention and skills to the performance of his duties to our company. Unless otherwise stated below, all employment agreements listed below with auto-renewal provisions were not terminated by either us or the employee, and were therefore automatically renewed.

In connection with the Reverse Stock Split, the number of stock options granted as described below decreased accordingly.

Wirawan Jusuf

On February 27, 2019, our board of directors approved an employment agreement with Wirawan Jusuf and we entered into such agreement (which we refer to as the Jusuf Agreement) with Mr. Jusuf effective February 1, 2019, under which he serves as our Chief Executive Officer. We also entered into a share option agreement with Mr. Jusuf effective as of February 1, 2019.

The Jusuf Agreement has an initial term beginning on February 1, 2019, and expiring one (1) year from such date. The Jusuf Agreement is subject to automatic renewal on a year-to-year renewal basis unless either we or Mr. Jusuf provides written notice not to renew the Jusuf Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Jusuf Agreement, Mr. Jusuf is entitled to an annual base salary of $282,000 (Mr. Jusuf’s annual base salary prior to the completion of our initial public offering was $189,000), cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Jusuf Agreement without cause upon 30 days’ prior written notice and Mr. Jusuf may resign without cause upon 30 days’ prior written notice. We may also immediately terminate the Jusuf Agreement for cause (as set forth in the Jusuf Agreement). Upon the termination of the Jusuf Agreement for any reason, Mr. Jusuf will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Jusuf is terminated during the term of the employment agreement other than for cause, Mr. Jusuf is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination and such severance payments as may be mandated by Indonesian law (presently one month of base salary for every year worked with us) (the “Jusuf Severance Payment”). In the event that such termination is upon a Change of Control (as defined in the Jusuf Agreement), Mr. Jusuf shall be entitled to the Jusuf Severance Payment. In addition, the Jusuf Agreement will terminate prior to its scheduled expiration date in the event of Mr. Jusuf’s death or disability.

The Jusuf Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Jusuf Agreement is governed by Cayman Islands law.

Under Mr. Jusuf’s share option agreement, Mr. Jusuf was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Jusuf’s option shall vest as follows (assuming, in each case, that Mr. Jusuf remains employed with us): (a) 50,000 ordinary shares shall vest on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares shall vest on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares shall vest on the third anniversary of the closing of our initial public offering. The share option agreement is governed by Cayman Islands law.

Frank Ingriselli

On February 27, 2019, our board of directors approved an employment agreement with Frank Ingriselli and we entered into such agreement (which we refer to as the Ingriselli Agreement) with Mr. Ingriselli effective February 1, 2019, under which he serves as our President. We also entered into a share option agreement with Mr. Ingriselli effective as of February 1, 2019. On January 23, 2020, we entered into an amendment to the Ingriselli Agreement (the “Ingreselli Amendment”).

The Ingriselli Agreement had an initial term beginning on February 1, 2019, and expired one (1) year from such date. The Ingreselli Amendment extends the term of Mr. Ingreselli’s employment as the President of the Company for a two-year term commencing on February 1, 2020 and terminating on January 31, 2022, unless terminated earlier pursuant to the Ingriselli Agreement. The Ingriselli Agreement is not subject to automatic renewal.

Pursuant to the terms and provisions of the Ingriselli Agreement, as amended by the Ingreselli Amendment, Mr. Ingriselli is entitled to an annual base salary of $150,000 and a $75,000 cash bonus for services rendered during the year ended December 31, 2019. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion. Pursuant to the Ingreselli Amendment, Mr. Ingreselli was also granted 35,000 ordinary shares of the Company as an equity incentive award for his continued service as President of the Company. The vesting schedule of these shares is as follows: 18,750 vested on December 19, 2019, 9,375 will vest on June 16, 2020, and 9,375 will vest on December 19, 2020. The award also includes a 180-day lock-up period from the date of vesting. Participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Ingriselli Agreement, as amended without cause upon 30 days’ prior written notice and Mr. Ingriselli may resign with or without cause upon 30 days’ prior written notice. We may also immediately terminate Ingriselli Agreement, as amended for cause (as set forth in the Ingriselli Agreement). Upon the termination of the Ingriselli Agreement for any reason, Mr. Ingriselli will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Ingriselli is terminated during the term of the employment agreement other than for cause, Mr. Ingriselli is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination. In addition, the Ingriselli Agreement, as amended will terminate prior to its scheduled expiration date in the event of Mr. Ingriselli’s death or disability.

The Ingriselli Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Ingriselli Agreement is governed by Cayman Islands law.

Under Mr. Ingriselli’s share option agreement, Mr. Ingriselli was granted an option to purchase 37,500 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Ingriselli’s option shall vest as follows (assuming, in each case, that Mr. Ingriselli remains employed with us): (a) 18,750 ordinary shares shall vested on the date of effectiveness of our initial public offering registration statement, (b) 9,375 ordinary shares shall vest on the 180th day following the closing of our initial public offering; and (c) 9,375 ordinary shares shall vest on the first anniversary of the closing of our initial public offering. The share option agreement is governed by Cayman Islands law.

James Jerry Huang

On February 27, 2019, our board of directors approved an employment agreement and share option agreement with James Jerry Huang and we entered into such agreements (which we refer to as the Huang Agreement) with Mr. Huang effective February 1, 2019, under which he serves as our Chief Investment Officer. We also entered into a share option agreement with Mr. Huang effective as of February 1, 2019.

The Huang Agreement has an initial term beginning on February 1, 2019, and expiring one (1) year from such date. The Huang Agreement is subject to automatic renewal on a year-to-year renewal basis unless either we or Mr. Huang provides written notice not to renew the Huang Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Huang Agreement, Mr. Huang is entitled to an annual base salary of $240,000 (Mr. Huang’s annual base salary prior to the completion of our initial public offering was $150,000), cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Huang Agreement without cause upon 30 days’ prior written notice and Mr. Huang may resign without cause upon 30 days’ prior written notice. We may also immediately terminate Huang Agreement for cause (as set forth in the Huang Agreement). Upon the termination of the Huang Agreement for any reason, Mr. Huang will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Huang is terminated during the term of the employment agreement other than for cause, Mr. Huang is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination and such severance payments as may be mandated by Indonesian law (presently one month of base salary for every year worked with us) (the “Huang Severance Payment”). In the event that such termination is upon a Change of Control (as defined in the Huang Agreement), Mr. Huang shall be entitled to the Huang Severance Payment. In addition, the Huang Agreement will terminate prior to its scheduled expiration date in the event of Mr. Huang’s death or disability.

The Huang Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (a) month non-competition and non-solicitation covenant. The Huang Agreement is governed by Cayman Islands law.

Under Mr. Huang’s share option agreement, Mr. Huang was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Huang’s option shall vest as follows (assuming, in each case, that Mr. Huang remains employed with us): (a) 50,000 ordinary shares shall vest on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares shall vest on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares shall vest on the third anniversary of the closing of our initial public offering. The share option agreement is governed by Cayman Islands law.

Gregory Overholtzer

On February 27, 2019, our board of directors approved an employment agreement with Gregory Overholtzer and we entered into such agreement (which we refer to as the Overholtzer Agreement) with Mr. Overholtzer effective February 1, 2019, under which he serves as our Chief Financial Officer. On January 29, 2020 the Company and Mr. Overholtzer entered into an amendment to the Overholtzer Agreement (the “Overholtzer Amendment”).

The Overholtzer Agreement had an initial term beginning on February 1, 2019, which expiried one (1) year from such date. Pursuant to the Overholtzer Amendement, Mr. Overholtzer’s employment term was extended for a two-year term commencing on February 1, 2020 and terminating on January 31, 2020, unless terminated earlier pursuant to the Overholtzer Agreement, as amended. The Overholtzer Agreement, as amended is not subject to automatic renewal.

Pursuant to the terms and provisions of the Overholtzer Agreement, as amended by the Overholtzer Amendement, Mr. Overholtzer was entitled to an annual base salary of $40,000 until the effectiveness of our registration statement in connection with our IPO on December 19, 2019, when his annual base salary increased to $80,000. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Overholtzer Agreement without cause upon 30 days’ prior written notice and Mr. Overholtzer may resign with or without cause upon 30 days’ prior written notice. We may also immediately terminate Overholtzer Agreement for Cause (as set forth in the Overholtzer Agreement). Upon the termination of the Overholtzer Agreement for any reason, Mr. Overholtzer will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Overholtzer is terminated during the term of the employment agreement other than for cause, Mr. Overholtzer is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination. In addition, the Overholtzer Agreement, as amended will terminate prior to its scheduled expiration date in the event of Mr. Overholtzer’s death or disability.

The Overholtzer Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Overholtzer Agreement is governed by Cayman Islands law.

Chia Hsin “Charlie” Wu

On February 27, 2019, our board of directors approved an employment agreement with Chia Hsin “Charlie” Wu and we entered into such agreements (which we refer to as the Wu Agreement) with Mr. Wu effective February 1, 2019, under which he serves as our Chief Operating Officer. We also entered into a share option agreement with Mr. Wu effective as of February 1, 2019.

The Wu Agreement has an initial term beginning on February 1, 2019, and expiring one (1) year from such date. The Wu Agreement is subject to automatic renewal on a year-to-year renewal basis unless either we or Mr. Wu provides written notice not to renew the Wu Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Wu Agreement, Mr. Wu is entitled to an annual base salary of $204,000 following our initial public offering (Mr. Wu’s annual base salary prior to the completion of our initial public offering was $75,000), cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Wu Agreement without cause upon 30 days’ prior written notice and Mr. Wu may resign without cause upon 30 days’ prior written notice. We may also immediately terminate Wu Agreement for cause (as set forth in the Wu Agreement). Upon the termination of the Wu Agreement for any reason, Mr. Wu will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Wu is terminated during the term of the employment agreement other than for cause, Mr. Wu is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination and such severance payments as may be mandated by Indonesian law (presently one month of base salary for every year worked with us) (the “Wu Severance Payment”). In the event that such termination is upon a Change of Control (as defined in the Wu Agreement), Mr. Wu shall be entitled to the Wu Severance Payment. In addition, the Wu Agreement will terminate prior to its scheduled expiration date in the event of Mr. Wu’s death or disability.

The Wu Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Wu Agreement is governed by Cayman Islands law.

Under Mr. Wu’s share option agreement, Mr. Wu was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Wu’s option shall vest as follows (assuming, in each case, that Mr. Wu remains employed with us): (a) 50,000 ordinary shares shall vest on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares shall vest on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares shall vest on the third anniversary of the closing of our initial public offering. The share option agreement is governed by Cayman Islands law.

Mirza F. Said

On February 27, 2019, our board of directors approved an employment agreement with Mirza F. Said and we entered into such agreements (which we refer to as the Said Agreement) with Mr. Said effective February 1, 2019, under which he serves as Chief Business Development Officer. We also entered into a share option agreement with Mr. Said effective as of February 1, 2019.

The Said Agreement has an initial term beginning on February 1, 2019, and expiring one (1) year from such date. The Said Agreement is subject to automatic renewal on a year-to-year renewal basis unless either we or Mr. Said provides written notice not to renew the Said Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Said Agreement, Mr. Said is entitled to an annual base salary of $204,000 following our initial public offering (Mr. Said’s annual base salary prior to the completion of our initial public offering was $135,000), cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Said Agreement without cause upon 30 days’ prior written notice and Mr. Said may resign without cause upon 30 days’ prior written notice. We may also immediately terminate Said Agreement for cause (as set forth in the Said Agreement). Upon the termination of the Said  Agreement for any reason, Mr. Said will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Said is terminated during the term of the employment agreement other than for cause, Mr. Said is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination and such severance payments as may be mandated by Indonesian law (presently one month of base salary for every year worked with us) (the “Said Severance Payment”). In the event that such termination is upon a Change of Control (as defined in the Said Agreement), Mr. Said shall be entitled to the Said Severance Payment. In addition, the Said Agreement will terminate prior to its scheduled expiration date in the event of Mr. Said’s death or disability.

The Said Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Said Agreement is governed by Cayman Islands law.

Under Mr. Said’s share option agreement, Mr. Said was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Said’s option shall vest as follows (assuming, in each case, that Mr. Said remains employed with us): (a) 50,000 ordinary shares shall vest on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares shall vest on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares shall vest on the third anniversary of the closing of our initial public offering. The share option agreement is governed by Cayman Islands law.

Non-Employee Director Compensation

For the year ended December 31, 2019, none of our non-employee directors received any compensation.

Equity Awards for Non-Employee Directors

As of December 31, 2019, none of our non-employee directors were granted any options.

Employees

As of December 31, 2019, we had 33 permanent employees and 34 contract employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we believe we maintain good relationships with our employees.

The table below sets forth the breakdown of our employees by function as of December 31, 2019:

Function	Number of Employees	% of Total
Senior Management	9	13.43%
Subsurface	3	4.48%
Engineering	3	4.48%
Operation and Production	4	5.97%
Finance and Accounting	6	8.96%
Administration, Procurement and Human Resources	6	8.96%
Health, Safety, Security and Environment (or HSSE)	1	1.49%
Local Relations	1	1.49%
Operation Contract Employees (production, construction and HSSE)	34	50.74%
Total	67	100%

We believe that all of our contract employees for non-specialized job functions are replaceable in the marketplace, thus not representing a material risk to our business. We believe we are in material compliance with Indonesian labor regulations.

Share Ownership

Please see Item 7 Major Shareholders and Related Party Transactions for information relating to ownership of our securities by our directors, officers and certain major shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of the April 30, 2020 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of April 30, 2020 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our ordinary shares in the following table is based on 7,407,955 ordinary shares outstanding on June 12, 2020. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Indonesia Energy Corporation Limited., Dea Tower I, 11th Floor, Suite 1103, Jl. Mega Kuningan Barat Kav. E4.3 No.1-2 Jakarta 12950, Indonesia.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Dr. Wirawan Jusuf (1)%	5,222,222	70.49%
Frank C. Ingriselli (2)	18,750	*
Mirza F. Said (3)	—	—
James J. Huang (4)	—	—
Chia Hsin "Charlie" Wu (5)	—	—
Gregory L. Overholtzer	—	—
Mochtar Hussein	—	—
Benny Dharmawan	—	—
Tamba P. Hutapea	—	—
Roderick de Greef	—	—
All directors and officers as a group %	5,240,972	70.74%
5% shareholders:
MADERIC Holding Limited (1)%	5,222,222	70.49%
HFO Investment Group Limited (6)%	777,778	10.50%

(1)	Dr. Wirawan Jusuf holds voting and dispositive control over, and thus beneficial ownership of, the shares held by MADERIC Holding Limited. Excludes options to purchase 150,000 of our ordinary shares with an exercise price of $11.00 per share which vest as follows: (a) 50,000 ordinary shares on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares on the third anniversary of the closing of our initial public offering (assuming, in each case, that Dr. Jusuf is then still employed by us).

(2)	Beneficial ownership consists of options to purchase 18,750 of our ordinary shares with an exercise price of $11.00 per share which vest on closing of our initial public offering. Excludes options to purchase 18,750 of our ordinary shares with an exercise price of $11.00 per share, which vest as follows: (a) 9,375 ordinary shares on the 180th day following the closing of our initial public offering and (b) 9,375 ordinary shares on the first anniversary of the closing of our initial public offering (assuming, in each case, that Mr. Ingriselli is then still employed by us).

(3)	Excludes options to purchase 150,000 of our ordinary shares with an exercise price of $11.00 per share which vest as follows: (a) 50,000 ordinary shares on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares on the third anniversary of the closing of our initial public offering (assuming, in each case, that Mr. Said is then still employed by us).

(4)	Excludes options to purchase 150,000 of our ordinary shares with an exercise price of $11.00 per share, which vest as follows: (a) 50,000 ordinary shares on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares on the third anniversary of the closing of our initial public offering (assuming, in each case, that Mr. Huang is then still employed by us).

(5)	Excludes options to purchase 150,000 of our ordinary shares with an exercise price of $11.00 per share, which vest as follows: (a) 50,000 ordinary shares on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares on the third anniversary of the closing of our initial public offering (assuming, in each case, that Mr. Wu is then still employed by us).

(6)	Wan-Yu Huang (the adult sister of James J. Huang, our Chief Investment Officer) has voting and dispositive control over the shares held by HFO Investment Group Limited.

*	Less than one percent

Related Party Transactions

Other than the executive and director compensation and other arrangements discussed in the “Item 6. Directors, Senior Management and Employees” of this annual report, and the transactions described below, we have not entered into any transactions to which we or our subsidiaries have been or are a party of the type which is required to be disclosed under Item 7.B of the Form 20-F instructions.

In 2014, WJ Energy entered into loan in the amount of $15,582,634 with Maderic for the purpose of acquiring the TAC, with no interest-bearing and a loan period of 19 years.

In March 2015, WJ Energy entered into loan agreement with Maderic, the then controlling shareholder of WJ Energy and now our controlling shareholder under which such shareholder provided a loan approximating $3,000,000, with no interest-bearing and loan period of 19 years.

In February and November 2015, WJ Energy entered into loan agreements with HFO, the then controlling shareholder of WJ Energy and now our controlling shareholder under which such shareholder provided a loan approximating $1,000,000 and $2,000,000, respectively, with no interest-bearing and loan period of both 19 years.

On July 9, 2015, Wirawan Jusuf, our Chairman and Chief Executive Officer and indirect controlling shareholder, borrowed $126,749 from our subsidiary GWN. These borrowings were non-interest bearing and without specific terms of repayment and were repaid on November 17, 2017.

On February 23, 2016, WJ Energy entered into a loan agreement as lender with Coalville Holding Limited as borrower for an amount of $160,100. This loan was fully repaid on July 11, 2018. Coalville Holding Limited is controlled by Wirawan Jusuf.

On May 18, 2016, our subsidiary GWN entered into a loan agreement as lender with PT Biofarm Plantation as borrower for an amount of $18,309. This loan was fully repaid on July 24, 2018. PT Biofarm Plantation is controlled by James J. Huang, our director and Chief Investment Officer.

In August 2016, WJ Energy entered into loan agreements with Maderic and HFO, the then controlling shareholders of WJ Energy and now our controlling shareholders under which such shareholders provided loans approximating $150,000 and $150,000, respectively, with no interest-bearing and loan period of both 19 years.

On March 20, 2017 and December 7, 2017, Mirza F. Said, our director and Chief Business Development Officer became liable for $7,455 and $7,750, respectively, to our subsidiaries CNE and HNE for shares Mr. Said held in CNE and HNE, in order for us to comply with Indonesian law. Such shares were subsequently transferred to HNE, GWN and WJ Energy on July 5, 2018 together with the liabilities attached to those shares, leaving no outstanding liability between Mirza F. Said and our company or its subsidiaries. On March 20, 2017, Dr. Ir. I. Indiarto, MM, Commissioner of GWN, subsidiary of our company, became liable for $7,750, to our subsidiaries HNE for shares Dr. Ir. I. Indiarto, MM held in HNE, in order for us to comply with Indonesian law. Such shares were subsequently transferred to WJ Energy on July 5, 2018 together with the liabilities attached to those shares, leaving no outstanding liability between Dr.Ir. I. Indiarto and our company or its subsidiaries.

During the year ended December 31, 2017, we were advanced funds to Wican (HK) Limited for working capital purpose in the amount of $8,248. The advance was fully collected on December, 20, 2018. Wican (HK) Limited is controlled by Wirawan Jusuf.

In February 2018, WJ Energy entered into loan agreements with Maderic, the then controlling shareholder of WJ Energy and now our controlling shareholder, under which Maderic provided loans approximating $4,500,000, with no interest-bearing and loan period of 19 years.

On June 30, 2018, we entered into the Restructuring Agreements with Maderic and HFO (the two then shareholders of WJ Energy) for the purpose of restructuring our capitalization in anticipation of our initial public offering. As a result of the transactions contemplated by the Restructuring Agreements: (i) WJ Energy (including its assets and liabilities) became a wholly-owned subsidiary of our company, (ii) loans amounting to $21,150,000 and $3,150,000 that were owed by WJ Energy to Maderic and HFO, respectively, were converted for nominal value into ordinary shares of our company and (iii) we issued an aggregate of 15,999,000 ordinary shares to Maderic and HFO.

On January 30, 2019, WJ Energy entered into an interest free loan agreement with Maderic Holding Limited, shareholder of our company, in the amount of $3,800,000, with maturity date on August 31, 2024, in preparation for the extension of the operatorship in Kruh Block in the form of KSO. This loan was fully repaid in 2019.

Our audit committee is required to review and approve any related party transaction we propose to enter into. Our audit committee charter details the policies and procedures relating to transactions that may present actual, potential or perceived conflicts of interest and may raise questions as to whether such transactions are consistent with the best interest of our company and our stockholders.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

The financial statements required by this item can be found at the end of this annual report beginning on page F-1.

Legal Proceedings

From time to time, we may be subject to legal proceedings arising in the ordinary course of business. As of the date of this annual report, we are not a party to any litigation or similar proceedings.

Dividend Policy

Subject to the provisions of the Companies Law and any rights for the time being attaching to any class or classes of shares, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the provisions of the Companies Law and any rights for the time being attaching to any class or classes of shares, our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

The Company’s ordinary shares are listed on the New York Stock Exchange American under the symbol “INDO.”

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Amended and Restated Memorandum and Articles of Association of the Company

Our amended and restated memorandum and articles of association have been filed with the SEC as an exhibit to our registration statement on Form F-1 filed with the SEC on November 12, 2019. Those amended and restated memorandum and articles of association contained in such filing are incorporated by reference.

C.	Material contracts

Attached as exhibits to this annual report or incorporated by reference herein are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report.  We refer you to “Item 4. Information on the Company” and “Related Party Transactions” under “Item 7. Major Shareholders and related party transactions” for a discussion of these contracts.  Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

E.	Taxation

The following discussion of material Cayman Islands, Indonesia and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

Pursuant to Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of our company; or

(ii)	by way of the withholding in whole or in part of any "relevant payment" as defined in section 6(3) of the Tax Concessions Law (Revised).

The undertaking is for a period of twenty years from November 2, 2018.

Material U.S. Federal Income Tax Considerations

Subject to the qualifications and limitations described below, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to a “U.S. Holder.” Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to them.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

•	an estate, whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person.

A “non-U.S. Holder” is any individual, corporation, trust or estate that is a beneficial owner of ordinary shares and is not a U.S. Holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as at the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing accuracy of this discussion.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder’s particular circumstances, including Medicare tax imposed on certain investment income. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

•	broker dealers or insurance companies;

•	U.S. Holders who have elected mark-to-market accounting;

•	tax-exempt organizations or pension funds;

•	regulated investment companies, real estate investment trusts, insurance companies, financial institutions or “financial services entities”;

•	U.S. Holders who hold ordinary shares as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” or other integrated investment;

•	U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our ordinary shares;

•	U.S. Holders whose functional currency is not the U.S. Dollar;

•	U.S. Holders who received ordinary shares as compensation;

•	U.S. Holders who are otherwise subject to UK taxation;

•	persons holding ordinary shares in connection with a trade or business outside of the United States; and

•	certain expatriates or former long-term residents of the United States.

This discussion does not consider the tax treatment of holders that are entities treated as partnerships for U.S. federal income tax purposes or other pass-through entities or persons who hold ordinary shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF ORDINARY SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Taxation of Dividends Paid on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our ordinary shares generally will be includable in the gross income of U.S. Holders as foreign source passive income. Because we do not determine our earnings and profits for U.S. federal income tax purposes, a U.S. Holder will be required to treat any distribution paid on ordinary shares, including the amount of non-U.S. taxes, if any, withheld from the amount paid, as a dividend on the date the distribution is received. Such distribution generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Cash distributions paid in a non-U.S. currency will be included in the income of U.S. Holders at a U.S. Dollar amount equal to the spot rate of exchange in effect on the date the dividends are includible in the income of the U.S. Holders, regardless of whether the payment is in fact converted to U.S. Dollars, and U.S. Holders will have a tax basis in such non-U.S. currency for U.S. federal income tax purposes equal to such U.S. Dollar value. If a U.S. Holder converts a distribution paid in non-U.S. currency into U.S. Dollars on the day the dividend is includible in the income of the U.S. Holder, the U.S. Holder generally should not be required to recognize gain or loss arising from exchange rate fluctuations. If a U.S. Holder subsequently converts the non-U.S. currency, any subsequent gain or loss in respect of such non-U.S. currency arising from exchange rate fluctuations will be U.S.-source ordinary income or loss.

Dividends we pay with respect to our ordinary shares to non-corporate U.S. Holders may be “qualified dividend income,” which is currently taxable at a reduced rate; provided that (i) our ordinary shares are readily tradable on an established securities market in the United States, (ii) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either our taxable year in which the dividend was paid or the preceding taxable year, (iii) the U.S. Holder has held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, and (v) the U.S. Holder is not under an obligation to make related payments on substantially similar or related property. We believe our ordinary shares, which are expected to be listed on the NYSE American, will be considered to be readily tradable on an established securities market in the United States, although there can be no assurance that this will continue to be the case in the future. Any days during which a U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. U.S. Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions paid on ordinary shares generally will be foreign-source passive category income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction generally available to corporations. Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld from a distribution may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. In addition, if 50 percent or more of the voting power or value of our shares is owned, or is treated as owned, by U.S. persons (whether or not we are a “controlled foreign corporation” for U.S. federal income tax purposes), the portion of our dividends attributable to income which we derive from sources within the United States (whether or not in connection with a trade or business) would generally be U.S.-source income. U.S. Holders would not be able directly to utilize foreign tax credits arising from non U.S. taxes considered to be imposed upon U.S.-source income.

Taxation of the Sale or Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize a capital gain or loss on the taxable sale or other disposition of our ordinary shares in an amount equal to the difference between the U.S. Dollar amount realized on such sale or other disposition (determined in the case of consideration in currencies other than the U.S. Dollar by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the ordinary shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in such ordinary shares determined in U.S. Dollars. The initial tax basis of ordinary shares to a U.S. Holder will be the U.S. Holder’s U.S. Dollar cost for ordinary shares (determined by reference to the spot exchange rate in effect on the date of the purchase or, if the ordinary shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year generally will be treated as long-term capital gain and is eligible for a reduced rate of taxation for non-corporate holders. Gain or loss recognized by a U.S. Holder on a sale or other disposition of ordinary shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. A U.S. Holder that receives currencies other than U.S. Dollars upon disposition of the ordinary shares and converts such currencies into U.S. Dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of such currencies against the U.S. Dollar, which generally will be U.S.-source ordinary income or loss.

Passive Foreign Investment Company

Based on our current composition of assets and market capitalization (which will fluctuate from time to time), we believe that we are not and will not become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. However, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which may fluctuate.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC at any time that a U.S. Holder holds our shares, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of an “excess distribution” (defined below) received by such holder, would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to an investment in our shares.

If we were classified as a PFIC, a U.S. Holder may be able to make a mark-to-market election with respect to our ordinary shares (but not with respect to the shares of any lower-tier PFICs) if the ordinary shares are “regularly traded” on a “qualified exchange”. In general, our ordinary shares issued will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. We believe the NYSE American is a qualified exchange. However, we can make no assurance that the ordinary shares will be listed on a “qualified exchange” or that there will be sufficient trading activity for the ordinary shares to be treated as “regularly traded”. Accordingly, U.S. Holders should consult their own tax advisers as to whether their ordinary shares would qualify for the mark-to-market election.

If a U.S. Holder makes the mark-to-market election, for each year in which our company is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares will be treated as ordinary income, and any loss will be treated as an ordinary loss to the extent of any prior mark-to-market gains.

If a U.S. Holder makes the mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If we were classified as a PFIC, U.S. Holders would not be eligible to make an election to treat us as a “qualified electing fund,” or a QEF election, because we do not anticipate providing U.S. Holders with the information required to permit a QEF election to be made.

U.S. Information Reporting and Backup Withholding

A U.S. Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares. A U.S. Holder is subject to backup withholding (currently at 24%) on dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares unless the U.S. Holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund from the IRS of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable

H.	Documents on display

We file annual reports and other information with the SEC. You may inspect and copy any report or document we file, including this annual report and the accompanying exhibits, at the website maintained by the SEC at http://www.sec.gov, as well as on our website at www.indo-energy.com. Information on our website does not constitute a part of this annual report and is not incorporated by reference.

We will also provide without charge to each person, including any beneficial owner of our ordinary shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report.  Please direct such requests to James J. Huang, Chief Investment Officer, Indonesia Energy Corporation Limited, Dea Tower I, 11th Floor, Suite 1103, JI Mega Kuningan Barat Kav. E4.3 No.1-2, Jakarta 12950, Indonesia.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

As of December 31, 2019 and 2018, all of the Company’s accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the TAC by Pertamina. This concentration of receivables from one party may impact the Company’s overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2019, 2018 and 2017, 100% of the Company’s revenues were generated through the operatorship of Kruh Block. The Company does not believe that there will be any material adverse change in the operatorship of Kruh Block or the TAC.

Liquidity Risk

See above “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Interest Rate Risk

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Rate Risk

The reporting currency of the Company is United States dollar (“USD”, “dollar”). The currency of the primary economic environment in which the operations of the Company are conducted is dollar. Therefore, the dollar has been determined to be the Company’s functional currency.

Non-dollar transactions and balances have been translated into dollars for financial reporting purposes. Transactions in foreign currency (primarily in Indonesian Rupiahs – “IDR”) are recorded at the exchange rate as of the transaction date. Monetary assets and liabilities denominated in foreign currency are translated on the basis of the representative rates of exchange at the balance sheet dates. All exchange gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as they arise.

See “Risk Factors – Risks Related to Doing Business in Indonesia – Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.”

Inflation Risk

We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.  However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating and financing costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OR PROCEEDS

Rights of Security Holders

See Item 10. Additional Information—B. “Amended and Restated Memorandum and Articles of Association of the Company” for a reference to a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

On December 19, 2019 our registration statement on Form F-1 (File No. 333-232894) was declared effective by the SEC. On December 23, 2019 we consummated our initial public offering of 1,363,637 shares of our ordinary shares at a public offering price of $11.00 per ordinary share for gross proceeds of $15,000,007 before underwriting discounts, commissions and expenses. Aegis Capital Corp. (or Aegis) acted as representative of the underwriters in our initial public offering.

The following table shows the per share and total underwriting discount we paid to the Aegis:

	Per Share	Total
Public offering price	$11.00	15,000,007
Underwriting discount and commission	$0.88	1,200,000
Proceeds to us, before expenses	$10.12	13,800,007

The underwriters will receive a discount and commission of 8% of the funds raised in this offering.  We have agreed to provide Aegis with a non-accountable expense allowance equal to 1% of the gross proceeds of this offering.  We also paid $100,000 to Aegis for certain out-of-pocket accountable expenses, including legal fees.  We have also previously paid $100,000 to Aegis under a separate advisory agreement.

The total expenses of the offering paid by us, not including the underwriting discount and commission, was approximately $1.26 million.

We have been utilizing the net proceeds from our initial public offering primarily to fund the development of the Kruh Block and exploration of the Citarum Block as part of our strategy for adding new reserves and developing the field after discovery, and for general working capital and corporate purposes. Specifically, we currently estimate that we will utilize the net proceeds of our initial public offering as follows:

Description of Use of Proceeds	Amount (in US$ thousands)	% of Net Proceeds
Kruh PUD drilling (4 wells)	$6,000	48.54%
Kruh two and three dimensional seismic surveys	$3,000	24.27%
Citarum two dimensional seismic surveys (exploration & delineation)	$3,300	26.69%
General working capital	$62	0.50%
Total	$12,362	100.00%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds. However, our management has significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, or if management determines in its judgement to alter our business plans, we may use the proceeds differently than as described.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2019 were ineffective.

Disclosure controls and procedures are designed to enable us to record, process, summarize and report information required to be included in the reports that we file or submit under the Exchange Act within the time period required and also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while our disclosure controls and procedures as of December 31, 2019 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2018. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements; and (ii) the lack of an audit committee.

We have implemented and planned to implement a number of measures to address the material weaknesses by implementing the following measures:

•	We have established our Audit Committee and adopted our Audit Committee Charter on June 21, 2019

•	We are in the process of hiring additional qualified finance and accounting staff with working experience in U.S. GAAP and SEC reporting requirements.

•	We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

•	We intend to establish an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements.

•	We intend to engage professional financial advisory firms if necessary to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system.

As of December 31, 2019, our management concluded that we have remediated one of the two material weaknesses and there was still a material weakness related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate our internal control deficiencies to comply with Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting for 5 years.

D. Changes in Internal Controls Over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Roderick De Greef, is an independent director and a member and chairperson of our audit committee, is an “Audit Committee Financial Expert” under Section 407(d)(5) of Regulation S-K promulgated under the Securities and Exchange Act of 1934, as amended, and the corporate governance rules of the Nasdaq Stock Market.

ITEM 16B. CODE OF ETHICS

Our Code of Ethics (“Code of Ethics”) applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our corporate website, indo-energy.com. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to file a current report on Form 6-K to disclose amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP (“Marcum”), for the years ended December 31, 2019 and 2018:

$’000	2018	2019
Audit fees[1]	$327	$195
Other audit service fees[2]	25	79
Total fees	$352	$274

(1) “Audit Fees” represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements.

(2) “Other audit service fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees”. These fees primarily include the review of documents filed with the SEC.

We have not engaged Marcum to provide tax compliance, tax advice, tax planning or any other services.

In accordance with our charter, the audit committee is required to pre-approve all audit and non-audit services to be performed by our independent auditors and the related fees for such services other than prohibited non-auditing services as promulgated under rules and regulations of the SEC (subject to the inadvertent de minimis exceptions set forth in the Sarbanes-Oxley Act of 2002 and the SEC rules). Subsequent to our initial public offering in December 2019, all services performed by Marcum for our benefit were pre-approved by the audit committee in accordance with its charter and all applicable laws, rules and regulations.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not purchase any ordinary shares from the open market during the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of NYSE American’s corporate governance rules. The Company’s corporate governance practices do not deviate from NYSE American corporate governance rules and we are in full compliance with all other applicable NYSE American corporate governance standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Marcum, is set forth on pages F-1 through F-34 and are filed as part of this annual report.

ITEM 19. EXHIBITS3

		Incorporated Herein by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum of Association of the Registrant	F-1	333-232894	3.1	November 12, 2019
1.2	Amended and Restated Articles of Association of the Registrant	F-1	333-232894	3.2	November 12, 2019
4.1	Underwriting Agreement, dated December 19, 2019, by and between Indonesia Energy Corporation Limited and Aegis Capital Corp.	F-1	333-232894	1.1	November 29, 2019
4.2	Sale and Purchase of Shares and Receivables Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited, HFO Investment Group Limited, Opera Cove International Limited and WJ Energy Group Limited.	F-1	333-232894	10.1	July 30, 2019
4.3	Debt Conversion Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited and HFO Investment Group Limited	F-1	333-232894	10.2	July 30, 2019
4.4	Debt Acknowledgement Note, dated June 30, 2018 (Maderic Holdings Limited)	F-1	333-232894	10.3	July 30, 2019
4.5	Debt Acknowledgement Note, dated June 30, 2018 (HFO Investment Group)	F-1	333-232894	10.4	July 30, 2019
4.6	Contract regarding acquisition of Citarum Block and/or the 2016 joint study regarding the Citarum Block (Joint Study Agreement)	F-1	333-232894	10.5	November 12, 2019
4.7	Technical Assistance Contract with PT Pertamina in regards to the Kruh Block	F-1	333-232894	10.6	July 30, 2019
4.8	Letter extending Kruh contract	F-1	333-232894	10.7	August 21, 2019
4.9	Employment Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf	F-1	333-232894	10.8	July 30, 2019
4.10	Share Option Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf	F-1	333-232894	10.9	July 30, 2019
4.11	Employment Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli	F-1	333-232894	10.10	July 30, 2019
4.12	Share Option Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli	F-1	333-232894	10.11	July 30, 2019
4.13	First Amendment to Employment Agreement, dated January 23. 2020, between the Company and Frank Ingriselli	6-K	001-39164	10.1	January 29, 2020
4.14	Employment Agreement, dated February 1, 2019, between the Registrant and Chia Hsin "Charlie" Wu	F-1	333-232894	10.12	July 30, 2019
4.15	Share Option Agreement, dated February 1, 2019, between the Registrant and Chia Hsin "Charlie" Wu	F-1	333-232894	10.13	July 30, 2019
4.16	Employment Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said	F-1	333-232894	10.14	July 30, 2019
4.17	Share Option Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said	F-1	333-232894	10.15	July 30, 2019
4.18	Employment Agreement, dated February 1, 2019, between the Registrant and James J. Huang	F-1	333-232894	10.16	July 30, 2019
4.19	Share Option Agreement, dated February 1, 2019, between the Registrant and James J. Huang	F-1	333-232894	10.17	July 30, 2019
4.20	Employment Agreement, dated February 1, 2019, between the Registrant and Gregory L. Overholtzer	F-1	333-232894	10.18	July 30, 2019
4.21	First Amendment to Employment Agreement, dated January 29. 2020, between the Company and Gregory Overholtzer	6-K	001-39164	10.2	January 29, 2020
4.22	Indonesian Energy Corporation Limited 2018 Equity Incentive Plan	F-1	333-232894	10.19	July 30, 2019
4.23	Loan Agreement, dated January 30, 2019, between Maderic Holdings Limited and WJ Energy Group Limited.	F-1	333-232894	10.20	November 12, 2019
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	333-232894	14.1	July 30, 2019
8.1	Subsidiaries of the registrant	F-1	333-232894	21.1	July 30, 2019
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Nominating and Corporate Governance Committee Charter	F-1	333-232894	99.1	July 30, 2019
15.2	Compensation Committee Charter	F-1	333-232894	99.2	July 30, 2019
15.3	Audit Committee Charter	F-1	333-232894	99.3	July 30, 2019
101	Interactive Data File (XBRL)					X

3 To be updated. IEC to confirm if any new material agreements have been entered into since the IPO and whether these should be filed.

+	Management contract or compensatory plan or arrangement
*	Furnished herewith

GLOSSARY OF TERMS

The following is a glossary of oil and gas industry and other defined terms used in this annual report:

“AMDAL”	Environmental impact assessment report

“BP Migas”	Badan Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of upstream oil and gas activities under the Oil and Gas Law.

“BPH Migas”	Badan Pengatur Hilir Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of downstream oil and gas activities under the Oil and Gas Law.

“BPJS Kesehatan”	Indonesian Health Social Security Administrative Body

“BPJS Ketenagakerjaan”	Indonesian the Manpower Social Security Administrative Body

“Brexit”	The United Kingdom referendum voting in favor to leave the European Union and voted to leave

“CNE”	PT Cogen Nusantara Energi, our indirect, wholly-owned subsidiary.

“Company”	Indonesia Energy Corporation Limited

“Companies Law”	The Cayman Islands Companies Law, as amended and revised from time to time.

“Cost Recovery”	The arrangement with the Government under which oil and gas contractors are allowed to recover their costs from the revenue. Different contracts may impose different ceiling on the percentage of revenue recoverable.
“delineation well”	A well that is drilled to exploit the hydrocarbon accumulation defined by an appraisal or delineation well.

“DGOG”	The Indonesian Director-General of Oil and Gas

“DMO”	Domestic market obligation

“exploration well”	A well that is designed to test the validity of a seismic interpretation and to confirm the presence of hydrocarbons in an undrilled formation.

“FTP”	First tranche petroleum.

“GHG”	Regulation of greenhouse gas

“Government”	The Government of the Republic of Indonesia.

“GWN”	PT Green World Nusantara, our indirect, wholly-owned subsidiary.

“HNE”	PT Harvel Nusantara Energi, our indirect, wholly-owned subsidiary.

“HSSE”	Health, safety, security and environment activities

“HWE”	PT Hutama Wiranusa Energi, our indirect, wholly-owned subsidiary

“ICP”	Indonesian Crude Price for the “Talang Akar Pendopo (TAP) / Air Hitam” crude oil type.

“IDR” or “Rupiah”	Indonesian Rupiah.

“Indonesia”	The Republic of Indonesia.

“ITB”	Bandung Institute of Technology.

“JOB”	Joint Operating Body.

“Joint Study”	A program with the Government whose objective is to determine oil and gas potential within a proposed working area by conducting geological and geophysical work.

“KSO”	Kerja Sama Operasi/Joint Operation with Pertamina, a type of contract between Pertamina and exploration companies.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“medium-sized blocks”	We use a three-tier classification for the size of blocks in Indonesia. The mean reserve size of middle third class (medium-sized field) of 610 oil fields in Indonesia is 5.1 MMBO reserve with a range of 2 to 11 MMBO. With a proved and probable reserves of 7.57 MMBO, Kruh Block is considered a medium-sized oil production block.

“MEMR”	The Ministry of Energy and Mineral Resources of Indonesia.

“MK”	The Constitutional Court of the Republic of Indonesia.

“Oil and Gas Law”	The oil and gas law enacted on November 23, 2001 by the Government.

“OPEC”	The Organization of Petroleum Exporting Countries.

“Pertamina”	PT Pertamina (Persero), the Indonesia state-owned oil and gas company.

“Profit Sharing”	The revenue remaining after cost recovery is profit petroleum which is shared between the Government and the exploration company.

“Program Legislasi Nasional”	The Indonesian National Legislation Program.

“PRMS”	Petroleum Resources Management System.

“proved reserves”	Those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and Government regulations.

“PSC”	Production Sharing Contract, a type of contract between Pertamina and exploration companies.

“SKK Migas”	Special Task Force for Upstream Oil and Gas Business Activities, an institution established by the Government.

“TAC”	Technical Assistance Contract, a contract between Pertamina and an exploration company

“U.S. GAAP”	Generally accepted accounting principles in the United States.

“UPL”	Environmental monitoring effort plan

“US$”	United States dollars.

“USGS”	United States Geological Survey

“WJ Energy”	WJ Energy Group Limited, our direct, wholly-owned subsidiary

Units of Measurement

“BOPD”	Barrels of oil production.

“BSCF”	Billion standard cubic feet

“MMSCFD”	Million standard cubic feet per day.

“TCF”	Trillion cubic feet

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDONESIA ENERGY CORPORATION LIMITED

By:	/s/ Dr. Wirawan Jusuf
Name:	Dr. Wirawan Jusuf
Title:	Chairman & Chief Executive Officer

Date: June 12, 2020

INDONESIA ENERGY CORPORATION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Indonesia Energy Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Indonesia Energy Corporation Limited (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2018.

New York, New York
June 12, 2020

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018
Current assets
Cash and cash equivalents	$12,241,339	$898,735
Restricted cash – current	2,064,130	2,000,000
Accounts receivable, net	350,672	760,271
Other assets – current	418,584	341,165
Total current assets	15,074,725	4,000,171
Non-current assets
Restricted cash -non-current	1,766,700	1,534,557
Property and equipment, net	175,437	234,580
Oil and gas property – subject to amortization, net	1,427,486	1,999,817
Oil and gas property – not subject to amortization, net	958,133	539,116
Deferred charges	1,240,751	798,169
Deferred offering cost	-	443,315
Other assets –non-current	512,105	327,761
Total non-current assets	6,080,612	5,877,315
Total assets	$21,155,337	$9,877,486

Liabilities and Equity
Current liabilities
Accounts payable	$917,241	$1,026,669
Bank loan	1,105,741	1,105,567
Other current liabilities	34,250	22,954
Accrued expenses	576,386	416,040
Taxes payable	105,450	101,414
Total current liabilities	2,739,068	2,672,644
Non-current liabilities
Asset retirement obligations	222,344	103,704
Long term liabilities	2,000,000	2,000,000
Provision for post-employment benefit	-	27,632
Total non-current liabilities	2,222,344	2,131,336
Total liabilities	4,961,412	4,803,980

Commitments and contingencies	-	-

Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of December 31, 2019 and 2018, respectively) *	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 7,363,637 and 6,000,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively) *	19,636	16,000
Additional paid-in capital	36,910,568	24,120,599
Accumulated deficit	(20,783,084)	(19,109,349)
Accumulated other comprehensive income	46,805	46,256
Total equity	16,193,925	5,073,506
Total liabilities and equity	$21,155,337	$9,877,486

*The shares are presented on a retroactive basis to reflect the nominal share issuance and the reverse stock split

The accompanying notes are an integral part of these consolidated financial statements

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Years Ended December 31,
	2019	2018	2017
Revenue	$4,183,354	$5,856,341	$3,703,826

Operating costs and expenses:
Lease operating expenses	2,474,230	2,540,353	2,811,006
Depreciation, depletion and amortization	876,676	1,156,494	1,187,217
General and administrative expenses	2,434,099	2,016,110	1,258,069
Total operating costs and expenses	5,785,005	5,712,957	5,256,292

(Loss) income from operations	(1,601,651)	143,384	(1,552,466)

Other income (expense):
Exchange (loss) gain	(51,584)	42,056	(1,029)
Other expense, net	(20,500)	(44,452)	(65,545)
Total other expense	(72,084)	(2,396)	(66,574)

(Loss) income before income tax	(1,673,735)	140,988	(1,619,040)
Income tax provision	-	-	-
Net (loss) income	(1,673,735)	140,988	(1,619,040)

Less: net loss attributable to non-controlling interests	-	(4,735)	(14,935)
Net (loss) income attributable to the Company	$(1,673,735)	$145,723	$(1,604,105)

Comprehensive (loss) income:
Net (loss) income	(1,673,735)	140,988	(1,619,040)
Actuarial gain for post-employment benefits	549	20,356	9,453
Total comprehensive (loss) income	(1,673,186)	161,344	(1,609,587)

Less: comprehensive loss attributable to Non-controlling interests	-	(4,735)	(14,935)
Comprehensive (loss) income attributable to the Company	$(1,673,186)	$166,079	$(1,594,652)

(Loss) income per ordinary share attributable to the Company
Basic and diluted	$(0.28)	$0.02	$(0.27)
Weighted average ordinary shares outstanding*
Basic and diluted	6,048,568	6,000,000	6,000,000

*The shares are presented on a retroactive basis to reflect the nominal share issuance and the reverse stock split

The accompanying notes are an integral part of these consolidated financial statements

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other		Total
	Number		Number		Paid-in	Accumulated	Comprehensive	Non-controlling	(Deficit)
	of Shares*	Amount	of Shares*	Amount	Capital	Deficit	Income	interest	Equity
Balance as of January 1, 2017	-	$-	6,000,000	$16,000	$(14,700)	$(17,650,967)	$16,447	$(166,615)	$(17,799,835)
Acquisition of Non-controlling interest of HNE and CNE	-	-	-	-	-	-	-	22,884	22,884
Net loss	-	-	-	-	-	(1,604,105)	-	(14,935)	(1,619,040)
Actuarial gain for post-employment benefits	-	-	-	-	-	-	9,453	-	9,453
Balance as of December 31, 2017	-	-	6,000,000	16,000	(14,700)	(19,255,072)	25,900	(158,666)	(19,386,538)
Net income	-	-	-	-	-	145,723	-	(4,735)	140,988
Actuarial gain for post-employment benefits	-	-	-	-	-	-	20,356	-	20,356
Shareholder debts converted to capital contribution	-	-	-	-	24,298,700	-	-	-	24,298,700
Buyouts of Non-controlling interests	-	-	-	-	(163,401)	-	-	163,401	-
Balance as of December 31, 2018	-	-	6,000,000	$16,000	$24,120,599	$(19,109,349)	$46,256	$-	$5,073,506
Net loss	-	-	-	-	-	(1,673,735)	-	-	(1,673,735)
Actuarial gain for post-employment benefits	-	-	-	-	-	-	549	-	549
Proceeds from IPO, net of underwriting discount and offering expenses	-	-	1,363,637	3,636	12,542,152	-	-	-	12,545,788
Share-based compensation	-	-	-	-	247,817	-	-	-	247,817
Balance as of December 31, 2019	-	$-	7,363,637	$19,636	36,910,568	$(20,783,084)	$46,805	$-	$16,193,925

*The shares are presented on a retroactive basis to reflect the nominal share issuance and the reverse stock split

The accompanying notes are an integral part of these consolidated financial statements

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net (loss) income	$(1,673,735)	$140,988	$(1,619,040)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Accrual of uncertain withholding taxes	-	-	68,925
Write down of other assets	-	1,972	228,933
Depreciation, depletion and amortization	876,676	1,156,494	1,187,217
Amortization of deferred charges	57,418	41,216	16,250
Share-based compensation	247,817	-	-
Changes in operating assets and liabilities
Accounts receivable, net	409,599	244,790	(510,760)
Other receivables	-	884,849	(319,142)
Due from related parties – current	-	107,709	-
Other assets – current	(77,419)	84,207	82,127
Other assets – non current	(184,344)	(48,784)	189,233
Accounts payable	(109,428)	(180,777)	214,243
Other current liabilities	11,296	(133)	(189)
Accrued expenses	25,373	(52,769)	106,064
Taxes payable	4,036	(155,554)	50,758
Provision of post-employment benefit	(27,083)	(303,989)	122,644
Net cash (used in) provided by operating activities	(439,794)	1,920,219	(182,737)
Cash flows from investing activities
Cash paid for oil and gas property	(545,579)	(228,389)	(1,199,773)
Purchase of property and equipment	-	(2,168)	(184,367)
Deferred charges	(500,000)	(783,123)	(305,397)
Repayment from a related party	-	160,100	94,823
Net cash used in investing activities	(1,045,579)	(853,580)	(1,594,714)
Cash flows from financing activities
Proceeds from IPO	13,650,007	-	-
Payment for IPO cost (offering cost)	(525,931)	(443,315)	-
(Repayment to) Proceeds from bank loan	174	(746,398)	1,615,112
Loan from (Repayment to) related parties	-	2,360,000	(586)
Net cash provided by financing activities	13,124,250	1,170,287	1,614,526
Effect of exchange rate changes on cash	-	-	-
Net change in cash and cash equivalents, and restricted cash	11,638,877	2,236,926	(162,925)
Cash and cash equivalents, and restricted cash at beginning of year	4,433,292	2,196,366	2,359,291
Cash and cash equivalents, and restricted cash at end of year	$16,072,169	$4,433,292	$2,196,366

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$11,991	$19,614	$12,721
Income tax	$-	$-	$-

Non-cash investing and financing activities
Shareholder debts converted to capital contribution	$-	$24,298,700	$-
Buyout of non-controlling interests	$-	$163,401	$-
NCI subscription receivables transferred to the Company	$-	$22,955	$-
Acquisition of asset retirement obligations	$118,640	$89,844	$-

The accompanying notes are an integral part of these consolidated financial statements

INDONESIA ENERGY CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Indonesia Energy Corporation Limited (the “Company” or “IEC”)

Indonesia Energy Corporation Limited was formed on April 24, 2018 as an exempted company with limited liability under the laws of the Cayman Islands and is a holding company for WJ Energy Group Limited (or “WJ Energy”), which in turn owns 100% of the operating subsidiaries in Indonesia, which are described below. The Company has two shareholders: Maderic Holding Limited (or “Maderic”) and HFO Investment Group (or “HFO”), which hold 87.04% and 12.96%, respectively, of IEC’s outstanding shares, prior to the initial public offering (“IPO”). Certain of IEC’s officers and directors own interests in Maderic and HFO. The Company, through its subsidiaries in Hong Kong and in Indonesia, is an oil and gas exploration and production company focused on the Indonesian market. The Company currently holds two oil and gas assets through subsidiaries in Indonesia: one producing block (the Kruh Block) and one exploration block (the Citarum Block). The Company also identified a potential third exploration block (the Rangkas Area).

WJ Energy Group Limited (or “WJ Energy”)

WJ Energy was incorporated in Hong Kong on June 3, 2014 as a holding company.

PT Green World Nusantara (or “GWN”)

On February 27, 2015, WJ Energy acquired GWN as a vehicle to acquire and thereafter operate the Kruh Block.

PT Harvel Nusantara Energi (or “HNE”)

On March 20, 2017, HNE, an Indonesian limited liability company, was acquired by WJ Energy as a required vehicle for oil and gas block acquisitions in compliance with Indonesian law.

PT Cogen Nusantara Energi (or “CNE”)

On December 7, 2017, CNE, an Indonesian limited liability company, was acquired under HNE as a required vehicle for the prospective acquisition of a new oil and gas block through a joint study program in consortium with GWN.

PT Hutama Wiranusa Energi (or “HWE”)

On May 14, 2018, HWE, was formed under GWN as a requirement to sign the contract for the acquisition of Citarum Block as part of the consortium that conducted the joint study for the Citarum Block.

The following diagram illustrates the Company’s structure, including its consolidated holding and operating subsidiaries:

INDONESIA ENERGY CORPORATION LIMITED
Cayman Islands
100%
WJ ENERGY GROUP LIMITED
Hong Kong
Indonesia
99.90%
99.90%
PT GREEN WORLD NUSANTARA
PT HARVEL NUSANTARA ENERGI
99.50%
99.90%
PT HUTAMA WIRANUSA ENERGI
PT COGEN NUSANTARA ENERGI
Kruh Block
Citarum Block

Corporate Restructuring

In anticipation of the IPO of the Company’s equity securities, a restructuring was initiated in June 2018. On June 30, 2018, the Company entered into two agreements with Maderic and HFO (the two then shareholders of WJ Energy): a Sale and Purchase of Shares and Receivables Agreement and a Debt Conversion Agreement (collectively, the “Restructuring Agreements”). The intention of the Restructuring Agreements was to restructure the Company’s capitalization. As a result of the transactions contemplated by the Restructuring Agreements: (i) WJ Energy (including its assets and liabilities) became a wholly-owned subsidiary of the Company, (ii) loans amounting to $21,150,000 and $3,150,000 that were owed by WJ Energy to Maderic and HFO, respectively, were converted for nominal value into ordinary shares of the Company and (iii) the Company issued an aggregate of 15,999,000 ordinary shares to Maderic and HFO.

As a result, the Company became the ultimate holding company of WJ Energy, GWN, HNE and its subsidiaries, which were all controlled by the same shareholders before and after the restructuring Therefore, the restructuring was accounted for as a legal reorganization of the entities under common control in a manner akin to a pooling of interest. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Details of the subsidiaries of the Company are set out below:

			Percentage of
	Date of	Place of	effective	Principal
Name	Incorporation	Incorporation	ownership	Activities
WJ Energy Group Limited (“WJ Energy”)	June 3, 2014	Hong Kong	100%	Holding company

PT Green World Nusantara (“GWN”)	February 27, 2015	Indonesia	100%	Kruh Block operation

PT Harvel Nusantara Energi (“HNE”)	March 20, 2017	Indonesia	100%	Holding company

PT Cogen Nusantara Energi (“CNE”)	December 7, 2017	Indonesia	100%	Citarum Block operation

PT Hutama Wiranusa Energi (“HWE”)	May 14, 2018	Indonesia	100%	Citarum Block operation

Initial Public Offering

On December 19, 2019, the Company listed its ordinary shares on the NYSE American in the IPO. As a result, the Company issued a total of 1,363,637 ordinary shares at a price to the public of $11.00 per share in connection with its IPO and received net proceeds of approximately US$12.5 million, after deducting underwriting discounts and the estimated offering expenses. Upon the completion of the IPO, the Company had a total of 7,363,637 ordinary shares.

Kruh Block Technical Assistance Contract (“TAC”) and Joint Operation Partnership (“KSO”)

The Company’s revenue and potential for profit depend mostly on the level of oil production in Kruh Block and the Indonesian Crude Price (“ICP”) that is correlated to international crude oil prices.

The Kruh Block operation is governed by the TAC established between GWN and PT Pertamina (Persero) (“Pertamina”), under which the Company has the operatorship to, but not the ownership of, the extraction and production of oil from the designated oil deposit location in Indonesia until May 2020 and the operatorship of Kruh Block will continue as a KSO from May 2020 until May 2030. During the operations, the Company pays all expenditures and obligations incurred including but not limited to exploration, development, extraction, production, transportation, abandonment and site restoration. These costs, depending on the purpose, are either capitalized on the balance sheet as Oil and gas property – subject to amortization, net, or expensed as lease operating expenses. Section “Oil & Gas Property, Full Cost Method” of Note 2 provides further discussion about the accounting treatment of these costs.

On a monthly basis, based on TAC, the Company submits to Pertamina an Entitlement Calculation Statement (“ECS”) stating the amount of money that GWN is entitled to. Such entitlement is made through the proceeds of the sale, conducted by Pertamina, of the crude oil produced in the block on a monthly basis based on the prevailing ICP, but capped at 65% of such monthly proceeds. In addition, the Company is also entitled to an additional 26.7857% of the remaining 35% of the proceeds from the sale of the crude oil as part of the profit sharing. Both of these two portions of entitlements are recognized as revenue of the Company, net of tax. Section “Revenue Recognition” of Note 2 provides further discussion about the accounting treatment of these entitlement.

After May 2020, the Company will continue the operatorship of Kruh Block under a KSO contract. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between both contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under KSO plus 80% of the operating cost per bbl multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract will not be carried over to the KSO, meaning that the cost recovery balance will be reset to nil with the commencement of the operatorship under the KSO in May 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, oil and gas depletion, impairment of long-lived assets, provision for post-employment benefit and going concern. Actual results could differ from those estimates and judgments.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

Restricted cash

Restricted cash include cash pledged for bank loan facilities, cash deposits in special account for the abandonment and site restoration and as performance guarantee in the oil and gas concessions in which the Company operates.

Financial statements in United States Dollars

The reporting currency of the Company is United States dollar (“USD”, “dollar”). The currency of the primary economic environment in which the operations of the Company are conducted is dollar. Therefore, the dollar has been determined to be the Company’s functional currency. Non-dollar transactions and balances have been translated into dollars for financial reporting purposes. Transactions in foreign currency (primarily in Indonesian Rupiahs – “IDR”) are recorded at the exchange rate as of the transaction date. Monetary assets and liabilities denominated in foreign currency are translated on the basis of the representative rates of exchange at the balance sheet dates. All exchange gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as they arise.

Accounts receivable and other receivables, net

Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2019, 2018 and 2017, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts, respectively.

Credit and concentration risk

As of December 31, 2019 and 2018, all of the Company’s accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the TAC by Pertamina. This concentration of receivables from one party may impact the Company’s overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2019, 2018 and 2017, 100% of the Company’s revenues were generated through the operatorship of Kruh Block. The Company does not believe that there will be any material adverse change in the operatorship of Kruh Block or the TAC.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expense; major additions to physical properties are capitalized.

Depreciation of property and equipment is provided using the declining balance method over their estimated useful lives:

Useful life
Housing and welfare	10 years
Furniture and office equipment	5 years
Computer and software	5 years
Production facilities	5 years
Drilling and production tools	5 years
Equipment	5 years

Upon sale or disposal, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations and comprehensive income (or loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets.

Oil & Gas Property, net, Full Cost Method

The Company follows the full-cost method of accounting for the Oil & Gas Property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, such as the TAC Kruh Block, are capitalized. As of December 31, 2019 and 2018, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2019, 2018 and 2017.

Depletion for each of the reported periods is computed on the units-of-production method. Depletion base is the total capitalized oil and gas property in the previous period, plus the period capitalization and future development costs. Furthermore, the depletion rate is calculated as the depletion base divided by the total estimated proved reserves that expected to be extracted during the operatorship. Then, depletion is calculated as the production of the period times the depletion rate.

For the years ended December 31, 2019, 2018 and 2017, the estimated proved reserves were considered based on the operatorship of the Kruh Block expiring in May 2030, May 2030 and May 2020, respectively, as the Company completed all administrative steps of the process to obtain the extension of the operatorship of the Kruh Block in the last quarter of 2018 and the uncertainty regarding the extension was removed.

The costs associated with properties with unproved reserves or under development, such as Production Sharing Contract (“PSC”) Citarum Block, are not initially included in the full-cost depletion base. The costs include but are not limited to unproved property acquisition costs, seismic data and geological and geophysical studies associated with the property. These costs are transferred to the depletion base once the reserve has been determined as proven.

Deferred offering costs

Deferred offering costs consist principally of legal, underwriting and registration costs in connection with the IPO of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds.

Deferred charges

Deferred charges mainly represent the compensation paid for the acquisition of the oil and gas mineral rights to the employer of the block, such as Pertamina or SKK Migas, for information, equipment and services, signature bonus and other fees required by law for the operatorship of a TAC, KSO or PSC. As these payments are made as part of the requirements for the participating in the bidding of the oil and gas operatorship contract, such payments are amortized on a straight-line basis throughout the contract period.

Asset retirement obligations

The Company measures its obligations for the retirement of the oil fields using various assumptions such as the expected period upon the expiry of the contract and the complete depletion of the oil deposits underground, the degree of the damage the operation had done to the oil field, and the related governmental requirements imposed on the Company as a contractor. The asset retirement obligation is reviewed and adjusted each quarter for any liabilities incurred or settled during the period, accretion expense and any revisions made to the estimated cash flows and changes required by Pertamina.

As of December 31, 2019 and 2018, asset retirement obligations were $222,344 and $103,704, respectively.

Provision for post-employment benefit

Post-employment benefits are recognized, pursuant to the regulatory requirements under the Indonesia Labor Law Article 167 Law No. 13 of 2003, to capture the amount the Company is obligated to pay, in lump-sum, to the employees hired under the governance of TAC upon its maturity. Such recognition is reviewed on an annual basis during the period in which the employees provide their services to the Company and is performed through the involvement of an actuary.

Actuarial gains or losses are recognized in the other comprehensive income (“OCI”) and excluded permanently from profit or loss. Expected returns on plan assets are not recognized in profit or loss. Expected returns are replaced by recognizing interest income (or expense) on the net defined asset (or liability) in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

All past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the Entity recognizes related restructuring or termination costs.

Such changes are made in order that the net pension assets or liabilities are recognized in the statement of financial position to reflect the full value of the plan deficit or surplus.

The following table summarizes the quantitative information about the Company’s level 3 fair value measurements in the determination of the balance of the post-employment benefits, which utilize significant unobservable inputs:

Actuarial Assumption	December 31, 2019	December 31, 2018
Discount Rate	4.93%	6.00%
Expected Return on Plan Assets	4.93%	6.00%
Wage Increase Rate	9.00%	9.00%
Mortality Rate	Table Mortality Index (“TMI”) of Indonesia, 2011	Table Mortality Index (“TMI”) of Indonesia, 2011
Disability Rate	5% of TMI 2011	1% of TMI 2011
Normal retirement age	58 Years (All employees are assumed to retire at pension age). With work contract until May 31, 2020	58 Years (All employees are assumed to retire at pension age). With work contract until May 31, 2020

Withdrawal Rate	Age	Rate	Age	Rate
	20 – 29	5%	20 - 29	5%
	30 – 39	4%	30 - 39	4%
	49 – 44	3%	49 - 44	3%
	45 – 49	2%	45 - 49	2%
	50 – 57	1%	50 - 57	1%
	> 57	0%	> 57	0%

Revenue recognition

The Company adopted ASC Topic 606, “Revenue from Contracts with Customers” on January 1, 2019, using the modified retrospective method applied to contract that was not completed as of January 1, 2019, the TAC with Pertamina. Under the modified retrospective method, prior period financial positions and results will not be adjusted. The cumulative effect adjustment recognized in the opening balances included no significant changes as a result of this adoption.

The Company recognizes revenue from the entitlement of Oil & Gas Property - Kruh Block Proven and profit sharing from the sale of the crude oil under the TAC with Pertamina, when the Entitlement Calculation Sheets have been submitted to Pertamina after the monthly Indonesian Crude Price (“ICP”) has been published by the Government of Indonesia. The Company delivers the crude oil it produces to Pertamina Jirak Gathering Station (“Pertamina-Jirak”), located approximately 3 miles away from Kruh Block. After the volume and quality of the crude oil delivered is accepted and recorded by Pertamina, Pertamina is responsible for the ultimate sales of the crude to the end-users. The total volume of crude oil sold is confirmed by Pertamina and, combining with the monthly published ICP, the Company calculates the entire amount of its entitlement with Pertamina through the Entitlement Calculation Sheets, at which point revenue is recognized.

The revenue is calculated based on the proceeds of the sales of the crude oil produced by the Company and conducted by Pertamina, with a 65% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia. In addition, the Company is also entitled to an additional 26.7857% of the remaining 35% of such sales proceeds as part of the profit sharing. Both of these two portions are recognized as revenue of the Company, net of tax. Accordingly, there were no significant changes to the timing or valuation of revenue recognized for sales of production from exploration and production activities.

The Company does not have any contract assets (unbilled receivables) since revenue is recognized when control of the crude oil is transferred to the refinery and the payment for the crude oil is not contingent on a future event.

There were no significant contract liabilities or transaction price allocations to any remaining performance obligations as of December 31, 2019.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for the estimated future tax consequences attributable to the differences between the financial carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the tax rate in effect for the year in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the year of the enacted rate change. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.

Uncertain tax positions

The Company follows the guidance of ASC Topic 740 “Income taxes”, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the IEC’s subsidiaries are subject to examination by the relevant tax authorities. According to the Directorate General of Tax of the Republic of Indonesia, the statute of limitations is 10 years for the company keeping the documents transaction for tax examination. There is no statute of limitation in the case of tax evasion. The Company recognizes the provisions and any interest and penalties within the income tax expense line item in the accompanying Consolidated Statements of operations. The accrued provisions and any related interest and penalties are included in the other tax liabilities account.

For years ended December 31, 2019, 2018 and 2017, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax benefits. The Company does not expect that its assessment regarding unrecognized tax position will materially change over the following 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net income (loss) and other comprehensive income (loss) attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statement of Operations and Comprehensive income (loss).

Fair value of financial instruments

The Company records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level	1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level	2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level	3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payables, due from and due to related parties, other current liabilities, accrued expenses and tax payables, approximate their fair values due to the short term nature of these instruments.

Liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 and 2018 are as follows:

Fair value measurement at reporting date using
	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Provision for post-employment benefit	$-	$-	$-	$-

		Fair value measurement at reporting date using
	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Provision for post-employment benefit	$27,632	$-	$-	$27,632

Segment reporting

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Company's reportable segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company manages its business as a single operating segment engaged in upstream Oil and Gas industry in Indonesia. Substantially all of its revenues are derived in Indonesia. All long-lived assets are located in Indonesia.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of equity but are excluded from net income or loss. Other comprehensive income or loss consists of actuarial gain or loss for post-employment benefits.

F-15

Commitments and contingencies

The Company’s estimated loss contingencies are accrued by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Recently adopted accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which was subsequently modified in August 2015 by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date. The core principle of ASU 2014-09 is that companies should recognize revenue when the transfer of promised goods or services to customers occurs in an amount that reflects what the company expects to receive. It requires additional disclosures to describe the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. In 2016, the FASB issued additional ASUs that clarify the implementation guidance on principal versus agent considerations (ASU 2016-08), on identifying performance obligations and licensing (ASU 2016-10), and on narrow-scope improvements and practical expedients (ASU 2016-12) as well as on the revenue recognition criteria and other technical corrections (ASU 2016-20). These new standards identify performance obligations and narrow aspects on achieving core principle. The Company has adopted this new guidance on January 1, 2019 with the modified retrospective approach, in which case the cumulative effect of applying the standard was recognized at the date of initial application. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. It also impacts the presentation and disclosure requirements for financial instruments. For EGCs, the amendment became effective for fiscal years beginning after December 15, 2018. Early adoption is permitted only for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company has adopted this standard since January 1, 2019, and the adoption of ASU 2016-01 does not have a significant impact on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The amendments in this update provide guidance on eight specific cash flow issue. It applies to all entities. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2017, while for EGCs the amendment became effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The Company has adopted this standard since January 1, 2019, and the adoption of ASU 2016-15 does not have a significant impact on the Company’s consolidated financial statements.

Recently issued accounting standards which have not yet been adopted

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). It requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued ASU 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard. In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 325), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, to defer certain effective dates for these standards. The lease standard is effective for all other entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 31, 2021. Early application is allowed. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which has subsequently been amended by ASU 2019-04, ASU 2019-05, ASU 2019-09, ASU 2019-10 and ASU 2020-03. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, the FASB issued ASC No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which mitigate transition complexity by requiring that for nonpublic business entities the amendments in Update 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The adoption is not expected to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption had no material impact on the Company’s financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:

	As of December 31,
	2019	2018	2017
Cash and cash equivalent	$12,241,339	$898,735	$182,632
Restricted cash-current	2,064,130	2,000,000	2,000,000
Restricted cash-non current	1,766,700	1,534,557	13,734
Total Cash and cash equivalent and Restricted cash	$16,072,169	$4,433,292	$2,196,366

As of December 31, 2019 and 2018, the restricted cash -current related to (i) cash held in a special account as collateral against a bank loan with amount to $2,000,000 and $2,000,000 respectively, (ii) cash held by Pertamina for planned expenditures for abandonment and site restoration in Kruh Block after the TAC agreement expires with amount to $64,130 and nil, respectively; the restricted cash–non-current related to (i) cash held by Pertamina for planned expenditures for abandonment and site restoration in Kruh Block after the TAC agreement expires with amount to nil and $34,557, respectively, (ii) cash held in a special account in PT Bank Mandiri as a guarantee for the performance commitment related to the minimum exploration work for Citarum Block with amount to $1,500,000 and $1,500,000, respectively and (iii) cash held in a special account in PT Bank Mandiri as a collateral for a guarantee to secure the performance commitment related to the minimum work for Kruh Block during the first three contract years of KSO with amount to $266,700 and nil, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2019	2018
Accounts receivable	$350,672	$760,271
Allowance for doubtful accounts	-	-
Accounts receivable, net	$350,672	$760,271

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment and, as a result of such analysis, the Company did not recognize any allowance for doubtful accounts for the years ended December 31, 2019, 2018 and 2017. All balances as of December 31, 2019 and 2018 have been fully collected in the subsequent year.

NOTE 5 – OTHER ASSETS

	As of December 31,
	2019	2018
Consumables and spare parts (i)	$248,367	$251,816
Prepaid taxes	75,534	41,837
Prepaid expenses and advances	94,683	47,512
Other assets -current	$418,584	$341,165

Durable spare parts (i)	$249,588	$259,605
Deposit and others	262,517	68,156
Other assets –non current	$512,105	$327,761

(i)	The balances include durable spare parts, consumable chemicals and replacement parts. Where there is evidence that the utility of these assets, in their disposal in the ordinary course of business, will be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes, these assets are written down to their net realizable value. During the years ended December 31, 2019, 2018 and 2017, the Company wrote down these assets of $nil, $1,972 and $228,933, respectively.

NOTE 6 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	As of December 31,
	2019	2018
Oil and gas property – subject to amortization	$20,345,797	$20,100,595
Accumulated depletion and impairment	(18,918,311)	(18,100,778)
Oil and gas property – subject to amortization, net	$1,427,486	$1,999,817

Oil and gas property – not subject to amortization	$958,133	$539,116
Accumulated impairment	-	-
Oil and gas property – not subject to amortization, net	$958,133	$539,116

The following shows the movement of the oil and gas property – subject to amortization balance.

Oil & Gas Property – Kruh
January 1, 2018	$2,911,730
Additional capitalization	166,871
Depletion	(1,078,784)
December 31, 2018	$1,999,817
Additional capitalization	245,202
Depletion	(817,533)
December 31, 2019	$1,427,486

During the years ended December 31, 2019 and 2018, the Company incurred an aggregated development costs and abandonment and site restoration provisions, which were capitalized, at $245,202 and $166,871, respectively, mainly for the purpose of the geological and geophysical studies and drilling of wells.

Depletion recorded for production on properties subject to amortization for the years ended December 31, 2019, 2018 and 2017 were $817,533, $1,078,784 and 1,031,518, respectively.

Furthermore, the Company did not record any impairment to the oil and gas property according to the ceiling tests conducted, which showed that the present value of estimated future net revenues generated by the oil and gas property exceeded the carrying balances.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2019	2018
Housing and welfare	$4,312	$4,312
Furniture and office equipment	4,013	4,013
Computer and software	5,605	5,605
Production facilities	93,049	93,049
Drilling and production tools	1,499,535	1,499,535
Equipment	1,650	1,650
Total	1,608,164	1,608,164
Less: accumulated depreciation	(1,432,727)	(1,373,584)
Property and equipment, net	$175,437	$234,580

Depreciation charged to expense amounted to $59,143, $77,710 and $155,699 for the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 8 – BANK LOAN

Bank loans consist of the following:

	As of December 31,
	2019	2018
PT Bank UOB Indonesia	$1,105,741	$1,105,567
Total	$1,105,741	$1,105,567

On November 14, 2016, GWN, a subsidiary of the Company, entered in an agreement and obtained a credit facility in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of 1 year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which the Company deposits a balance of $2 million for the purpose of pledging this loan. The unpaid borrowings were extended to the next year and due on November 14, 2020.

The Company has booked interest expense on the loan of $11,991, $16,194 and $14,396 for the years ended December 31, 2019, 2018 and 2017, respectively. The interest expense is recorded in the other expense on Consolidated Statements of Operations and Comprehensive (Loss) Income, and unpaid interest is recorded in the Consolidated Balance Sheets under accrued expenses.

NOTE 9 – RELATED PARTIES BALANCE AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Maderic Holding Limited	Shareholder of IEC
HFO Investment Group Limited	Shareholder of IEC
Coalville Holdings Limited	Controlled by Dr. Wirawan Jusuf
Mr. Ignatius Indiarto	Commissioner of GWN, subsidiary of IEC
Mr. Mirza F. Said	Chief Business Development Officer of IEC

The related party transactions during the years ended December 31, 2019 and 2018 are as follows:

	Years Ended December 31,
	2019	2018	2017
Repayment from a related party
Coalville Holdings Limited	$-	$160,100	$-
Repayment from a related party	$-	$160,100	$-

Loan from a related party
Maderic Holding Limited	$3,800,000	$4,500,000	$-
Repayment to related parties
Maderic Holding Limited	(3,800,000)	(2,140,000)	(293)
HFO Investment Group Limited	-	-	(293)
Loan from (Repayment to) related parties	$-	$2,360,000	$(586)

Shareholder debts converted to capital contribution
Maderic Holding Limited	$-	$21,150,000	$-
HFO Investment Group Limited	-	3,150,000	-
Total shareholder debts converted to capital contribution	$-	$24,300,000	$-

NCI subscription receivables transferred to the Company
Mr. Ignatius Indiarto (HNE)	$-	$7,750	$-
Mr. Mirza F. Said (HNE)	-	7,455	-
Mr. Mirza F. Said (CNE)	-	7,750	-
Total NCI subscription receivables transferred to the Company	$-	$22,955	$-

NOTE 10 – ACCRUED EXPENSES

Accrued expenses are comprised as follows:

	As of December 31,
	2019	2018
Accrued interest	$106,563	$72,904
Accrued operating expenses	469,823	343,136
Total	$576,386	$416,040

Accrued interest represented the accrual of interests from the $2,000,000 loan from Thalesco Eurotronics Pte Ltd (Note 13 LONG TERM LIABILITIES) and accrual of interests from bank loan (Note 8 BANK LOAN).

Accrued operating expenses mainly due to unpaid professional fees and unbilled transactions from vendors related to the operations in the Kruh Block TAC.

NOTE 11 – TAXES

The Company and its subsidiaries file tax returns separately.

1) Value added tax (“VAT”)

The Company’s subsidiaries’ activities and revenues are not subject to VAT. VAT is typically due on events involving the transfer of taxable goods or the provision of taxable services in the Indonesia, except for some goods and services, such as mining or drilling products extracted directly from their sources, for example crude oil, natural gas and geothermal energy.

Nevertheless, the Company’s subsidiaries are classified as VAT Collectors. As the name implies, VAT Collector is required to collect the VAT due from a taxable enterprise (vendor) on the delivery to it of taxable goods or services and to pass the VAT payment directly to the government, rather than to the vendor or the service provider. The VAT Collectors are currently the State Treasury, State Owned Enterprises (Badan Usaha Milik Negara/BUMN) and some of their subsidiaries, and PSC (Production Sharing Contract) companies such as ours. This means that, although the Company is not subject to VAT, the Company has the obligation to collect the VAT and pay the VAT on behalf of the Company’s vendors to the Indonesian government.

2) Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

WJ Energy does not have assessable profits derived from Hong Kong, and accordingly is not subject to Hong Kong taxation.

Indonesia

The Company’s subsidiaries incorporated in Indonesia are subject to Indonesia Corporate Income Tax (“CIT”) law. Pursuant to the Indonesia CIT law, given the specific year (2000) in which the TAC was signed, GWN’s TAC operations are subject to a CIT rate of 30%. Unless that GWN fully recovers its expenditures, the GWN’s TAC operations are effectively exempted from the application of the CIT. Upon the expiry of the TAC, any unrecovered portion of the Kruh Block oil and gas investment will be deemed as waived by the Company and will not be available for tax deduction purposes for any future earnings. As of December 31, 2019 and 2018, the unrecovered expenditures on TAC operations are $16,373,223 and $17,511,836, respectively.

Other Indonesia subsidiaries are subject to a flat standard CIT rate of 25%, on which these subsidiaries would also enjoy a 50% discount over the standard CIT rate provided that each of these subsidiaries’ annual revenue proceed is less than 50 billion Rupiah (or approximately $374,000) per year.

The components of the income tax provision are:

Years Ended December 31,
	2019	2018	2017
Current	$-	$-	$-
Deferred	-	-	-
Total income tax provision	$-	$-	$-

The reconciliation of income taxes provision computed at the statutory tax rate applicable to income tax provision are as follows:

	Years Ended December 31,
	2019	2018	2017
(Loss) income before income tax	$(1,673,735)	$140,988	$(1,619,040)
Computed income tax expense (benefit) with statutory income tax rate	(418,434)	35,247	(404,760)
Effect of tax holiday and preferential tax rate	25,045	21,841	-
Effect of different tax rates in other jurisdictions	130,962	100,390	-
Effect of different tax rates for the TAC operations	(41,896)	36,286	(80,952)
Effect of tax exemption for unrecovered expenditures on TAC operations	251,378	(217,714)	485,712
Change in valuation allowance	52,945	23,950	-
Total income tax provision	$-	$-	$-

The components of the deferred tax assets are as follows:

	As of December 31,
	2019	2018
Tax loss carry forwards	$76,895	$23,950
Total deferred tax assets, gross	76,895	23,950
Valuation allowance	(76,895)	(23,950)
Total deferred tax assets, net	$-	$-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. As of December 31, 2019 and 2018, the Company had tax operating loss carry forwards of $181,875 and $12,779, respectively from its subsidiary in Hong Kong and $375,086 and $174,730, respectively from its subsidiaries in Indonesia, which can be carried forward to offset taxable income. The net operating loss will be carried forwards indefinitely under Hong Kong Tax regulations, while the net operating loss will expire in year 2023 if not utilized under Indonesian Tax regulations. For the years ended December 31, 2019, 2018 and 2017, the Company recognized a valuation allowance against deferred tax assets on tax loss carry forward of $76,895, $23,950 and $nil, respectively.

NOTE 12 – PROVISION FOR POST-EMPLOYMENT BENEFITS

Provision for post-employment benefits consists of the following:

	As of December 31,
	2019	2018
Provision for post-employment benefits	$-	$27,632

The provision for post-employment benefits are recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

The following outlines how each category of employee benefits are measured, providing reconciliation on present value of Defined Benefit Obligation and Plan Asset.

	As of December 31,
	2019	2018
Present Value of Defined Benefit Obligation (DBO) and Fair Value of Plan Assets
Present Value of DBO, at the Beginning of Year	$264,253	$351,977
Current service cost	75,695	75,214
Interest cost on the DBO	16,188	17,607
Employee benefits are already noted for quit employees	-	(138,617)
Exchange rate impact	12,805	(21,572)
Present Value of DBO, (expected) at the End of Year	368,941	284,609
Actuarial gain on DBO	(4,179)	(20,356)
Present Value of DBO, (actual) at the End of Year	$364,762	$264,253

Fair Value of Plan Assets at the Beginning of Year	$236,621	$-
Interest income on Plan Assets	14,496	7,920
Company contribution to Plan Assets	105,052	248,165
Exchange rate impact	12,223	(19,464)
Fair Value of Plan Assets, (expected) at the End of Year	368,392	236,621
Actuarial gain or loss on Plan Assets	6,528	-
Fair Value of Plan Assets, (actual) at the End of Year	$374,920	$236,621

The effect of asset ceiling	(10,158)	-

Provision for post-employment benefits	$-	$27,632

The following are key information for the recalculation of employee benefits obligations as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Liabilities at the Beginning of Year	$27,632	$351,977
Post-employment benefits costs	77,388	379,569
Actuarial gain on liabilities	(549)	(20,356)
Company contribution	(105,052)	(248,165)
Employee benefits paid	-	(433,286)
Exchange rate impact	581	(2,107)
Liabilities at the End of Year	$-	$27,632

The Company recorded actuarial gain of $549, $20,356 and $9,453 for the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 13 – LONG TERM LIABILITIES

	As of December 31,
	2019	2018
Loan from a third party	$2,000,000	$2,000,000
Total	$2,000,000	$2,000,000

On July 19, 2016, GWN entered into a loan agreement with Thalesco Eurotronics Pte Ltd. and obtained a loan facility in the amount of $2,000,000 with original maturity date on July 30, 2017, and renewed until July 30, 2020, to finance the drilling of one well in Kruh Block. On June 3, 2019, the loan was further extended until May 22, 2023.The loan bears an interest rate of 1.5% per annum. The Company has booked interest expense on the loan of $30,009, $32,468 and $30,034 for the years ended December 31, 2019, 2018 and 2017, respectively. The interest expense is recorded in the other expense in the Consolidated Statement of Operations and Comprehensive (Loss) Income, and unpaid interest is recorded in the Consolidated Balance Sheets under accrued expenses.

NOTE 14 – EQUITY

Immediately before and after the restructuring (Note 1), the ultimate owners’ equity interests of WJ Energy were identical to those of the Company. Accordingly, the restructuring was accounted for as a legal reorganization of the entities under common control in a manner akin to a pooling of interest as if the Company, through its wholly owned subsidiaries, had been in existence throughout the periods presented in the consolidated financial statements.

The Company was established under the laws of the Cayman Islands on April 24, 2018 and IEC issued 1,000 ordinary shares to Maderic. The authorized number of ordinary shares was 100,000,000 shares with par value of US$0.001 each upon establishment.

On June 30, 2018, the Company entered into two agreements with Maderic and HFO (the two then shareholders of WJ Energy): a Sale and Purchase of Shares and Receivables Agreement and a Debt Conversion Agreement (collectively, the “Restructuring Agreements”). The intention of the Restructuring Agreements was to restructure the Company’s capitalization. As a result of the transactions contemplated by the Restructuring Agreements: (i) WJ Energy (including its assets and liabilities) became a wholly-owned subsidiary of the Company, (ii) loans amounting to $21,150,000 and $3,150,000 that were owed by WJ Energy to Maderic and HFO, respectively, were converted for nominal value into ordinary shares of the Company and (iii) the Company issued an aggregate of 15,999,000 ordinary shares to Maderic and HFO. The above mentioned transaction is accounted for as a nominal share issuance (the “Nominal Share Issuance”).

On November 8, 2019, the Company implemented a one-for-zero point three seven five (1 for 0.375) stock split of the Company’s ordinary shares by way of share consolidation under Cayman Islands law (the “Reverse Stock Split”), which in turn decreased the total of 16,000,000 issued and outstanding ordinary shares to a total of 6,000,000 issued and outstanding ordinary shares for the purpose of achieving a certain share price as part of certain listing requirements of the NYSE American. Any fractional ordinary share that would have otherwise resulted from the Reverse Stock Split was rounded up to the nearest full share. The Reverse Stock Split maintained the shareholders’ percentage ownership interests in the Company at 87.04% owned by Maderic (5,222,222 ordinary shares) and 12.96% owned by HFO (777,778 ordinary shares), out of a total of 6,000,000 issued ordinary shares. The Reverse Stock Split also increased the par value of the ordinary shares from $0.001 to $0.00267 and decreased the number of authorized ordinary shares of the Company from 100,000,000 to 37,500,000 and authorized preferred shares from 10,000,000 to 3,750,000. The Reverse Stock Split did not alter the total dollar amount of the ordinary shares of the Company. All number of shares and per share data presented in the consolidated financial statements and related notes have been retroactively restated to reflect the Nominal Share Issuance and the Reverse Stock Split stated above.

On December 19, 2019, the Company listed its ordinary shares on the NYSE American in the IPO. As a result, the Company issued a total of 1,363,637 ordinary shares at a price to the public of $11.00 per share in connection with its IPO and received net proceeds of approximately US$12.5 million, after deducting underwriting discounts and the estimated offering expenses. Upon the completion of the IPO, the Company had a total of 7,363,637 ordinary shares.

NOTE 15 – SHARE BASED COMPENSATION EXPENSES

a) Description of share option plans

On October 31, 2018, the Company’s board of directors and shareholders adopted a 2018 Omnibus Equity Incentive Plan for the Company.

On February 1, 2019, the Company entered into share option agreements, an Incentive Share Option (“Option”) to purchase ordinary shares of the Company, with the senior management team of the Company, as part of the Company’s equity incentive plan, granting options to purchase a total number of 1,700,000 ordinary shares of the Company. The option shares were distributed to the President, Chief Executive Officer, Chief Operating Officer, Chief Business Development Officer and Chief Investment Officer of the Company, with the exercise price per share equal to the price per ordinary share paid by public investors in the Company’s registered IPO.

In connection with the Reverse Stock Split described in Note 14, the total number of stock options granted on February 1, 2019, decreased from 1,700,000 to 637,500.

On December 19, 2019, associated the Company’s registered IPO, a mutual understanding between the Company and the executive management, about the nature of the compensatory and equity relationships established by the Option award were established. 637,500 share options were granted to the executive management with an exercise price of $11.00.

b) Valuation assumptions

The estimated fair value of each share option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Date of grant
Expected volatility	96.49%-99.62%
Risk-free interest rate	1.79%
Expected term from grant date (in years)	3.50-6.00
Dividend rate	-
Dilution factor	0.9203
Fair value	$7.01-$8.26

The expected volatility at each grant date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the share options. The weighted average volatility is the expected volatility at the grant date weighted by the number of the share options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Contractual term is the remaining contract life of the share options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US dollars at the share option grant date.

c) Share options activities

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding as of January 1, 2019	-	-	-	-
Granted	637,500	$11.00	8.82	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2019	637,500	$11.00	8.80	-

Vested and expected to vest as of December 31, 2019	637,500	$11.00	8.80	-
Vested as of December 31, 2019	18,750	$11.00	9.98	-

For the year ended December 31, 2019, share-based compensation expenses recognized associated with share options granted by the Company were $247,817. As of December 31, 2019, there was $4,822,159 of unrecognized share-based compensation related to the share options granted to the Company’s executive management.

NOTE 16 – (LOSS) EARNINGS PER SHARE

The computation of basic and diluted net income per ordinary share is as follows:

	Years Ended December 31,
	2019	2018	2017
Numerator:
Net (loss) income attributable to the Company	$(1,673,735)	$140,988	$(1,619,040)

Denominator:
Basic and diluted weighted average number of ordinary shares outstanding	6,048,568	6,000,000	6,000,000

Basic and diluted net (loss) income per ordinary share	$(0.28)	$0.02	$(0.27)

Due to the loss for the year ended December 31, 2019, approximately 637,500 share options were excluded from the calculation of diluted net loss per share, because the effect would be anti-dilutive.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of December 31, 2019.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

Currently, Kruh Block is operated under a TAC until May 2020. The Company has material commitments in regards to Kruh Block and material commitments in regards to the exploration activity in the Citarum block and development and exploration activities in Kruh Block following the extension of the operatorship in May 2020. The Company has also entered into a joint study program for the Rangkas area to evaluate the oil and gas potential of the area. The following table summarizes future commitments amounts on an undiscounted basis as of December 31, 2019 for all the planned expenditures to be carried out in Kruh, Citarum and Rangkas blocks:

		Future commitments
	Nature of commitments	2020	2021	2022 and beyond
Kruh Block TAC
Operating lease commitments	(a)	$358,400	$-	$-
Abandonment and site restoration	(b)	158,214	-	-
Total commitments -Kruh TAC		$516,614	$-	$-
Citarum Block PSC
Environmental baseline assessment	(c)	$29,793	$-	$-
G&G studies	(c)	68,686	233,088	-
2D seismic	(c)	-	3,300,000	-
Total commitments -Citarum PSC		$98,479	$3,533,088	$-
Kruh Block KSO
Operating lease commitments	(a)	$83,639	$-	$-
G&G studies	(c)	150,000	300,000	-
Sand Fracturing	(c)	200,000	-	-
2D seismic	(c)	-	1,250,000	-
3D seismic	(c)	-	1,250,000	-
Drilling and sand fracturing	(c)	1,200,000	1,200,000	-
Reopening	(c)	-	50,000	-
Bank guarantee	(d)	483,300	-	-
Total commitments -Kruh KSO		$2,116,939	$4,050,000	$-
Total Commitments		$2,732,032	$7,583,088	$-

Nature of commitments:

(a) Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease represents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of the operating leases are related with the equipment and machinery used in oil production. Rental expenses under operating leases for the years ended December 31, 2019, 2018 and 2017 were $1,184,831, $901,106 and $958,023, respectively.

(b) Abandonment and site restoration are primarily upstream asset removal costs at the completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on government rules.

(c) Firm capital commitments represent legally binding obligations with respect to the KSO of Kruh Block or the PSC of the Citarum Block in which the contract specifies the minimum exploration or development work to be performed by the Company within the first three years of the contract. In certain cases where the Company executes contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(d) Bank guarantee is a requirement for the assignment and securing of an oil block operatorship contract to guarantee the performance of the Company with respect to the firm capital commitments.

NOTE 18 – LIQUIDITY AND CAPITAL RESOURCES

The Company reported a net loss of $1,673,735 and net cash used in operating activities of $439,794 for the year ended December 31, 2019. In addition, the Company had an accumulated deficit of $20,783,084 and working capital of $12,335,657 as of December 31, 2019. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses and achieve profitability for the foreseeable future. If management is not able to increase revenues and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity have been cash generated from operating activities, proceeds from the IPO, which was completed on December 19, 2019, as well as short-term and long-term borrowings from third parties or related parties. As of the date of issuance of the consolidated financial statements, the Company has approximately $9.64 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. In addition, the Company expects to have the continued financial support of its significant shareholders in fulfilling its capital requirements. The Company also notes that other sources of financing alternatives are at its disposal, such as a commercial lending that has been available to the Company in the past in the amount of $1.9 million. The Company expects to fund any shortfall in cash requirements through bank debt with banks in Indonesia with which the Company has pre-existing relationships. The Company will focus on improving operational efficiency and cost reductions, developing its core cash-generating business and enhancing efficiency. The Company intends to meet its cash requirements for the 12 months following the issuance of this consolidated financial statements through operations and financial support from third parties and related parties, if needed.

The Company believes that the Company’s current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s consolidated financial statements. The Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

 NOTE 19 – SUBSEQUENT EVENTS

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19), which has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities worldwide for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, the Company believes there is a substantial risk that the Company’s business, results of operations, and financial condition will be adversely affected. Potential impact to the Company’s results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond the Company’s control.

The COVID-19 pandemic has caused the Company to modify its business practices, including restricting employee travel, requiring employees to work remotely and cancelling physical participation in meetings, events and conferences. Since the COVID-19 outbreak, crude oil prices have been negatively impacted due to low oil demand, increased production and disputes between the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia on production cuts. As a consequence, the Company’s revenue and profit could decrease due to the factors discussed above, and other unforeseen and unpredictable consequences of the COVID-19 outbreak. Besides, the COVID-19 pandemic may disrupt the Company’s ability to raise additional capital to finance the operations in the future, which could materially and adversely affect the Company’s business, financial condition and prospects. Further, in the first half of 2020, there was a sharp decline in commodity prices following the announcement of price reductions and production increases in March 2020 by members of the OPEC which has led to significant global economic contraction generally and in the oil and gas exploration industry in particular. Together with the COVID-19 pandemic, it is unclear and not predictable the long lasting effects on global energy prices and the Company’s results of operations and financial condition.

The Company is closely monitoring the impact of the COVID-19 global outbreak and its resulting impact on the Company’s operations and supply chain, with the Company’s top priority being the health and safety of the Company’s employees, customers, partners, and communities. The magnitude of any potential impact is unknown, as it is unclear how long it will take for the overall supply chain to return to normal. The Company is working closely with the Company’s partners and suppliers to manage this process.

Pursuant to the Services Agreement by and between the Company and TraDigital Marketing Group, Inc. (“TraDigital”), on April 15, 2020, the Company issued 12,500 ordinary shares to TraDigital.

Pursuant to the Public Listing Services Agreement by and between the Company and ARC Group Ltd (“ARC”), on April 15, 2020, the Company issued 31,818 ordinary shares to ARC.

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

SUPPLEMENTARY INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following supplemental unaudited information regarding the Company’s oil and gas activities is presented pursuant to the disclosure requirements of ASC 932. All oil and gas operations are located in Indonesia.

All of the Company’s operations are directly related to oil and natural gas producing activities from the Kruh Block in Indonesia.

Capitalized Costs Relating to Oil and Gas Producing Activities

	As of December 31,
	2019	2018
Proved properties
Mineral interests	$15,084,658	$15,084,658
Wells, equipment and facilities	5,261,139	5,015,937
Total proved properties	20,345,797	20,100,595

Unproved properties
Mineral interests	958,133	539,116
Uncompleted wells, equipment and facilities	-	-
Total unproved properties	958,133	539,116

Less accumulated depletion and impairment	(18,918,311)	(18,100,778)
Net Capitalized Costs	$2,385,619	$2,538,933

Costs Incurred in Oil and Gas Property Exploration, and Development

Amounts reported as costs incurred include both capitalized costs for exploration and development activities and costs charged to expense for normal maintenance operational activities under TAC of Kruh Block. Exploration costs presented below include the costs of drilling and equipping successful and unsuccessful exploration wells during the year, geological and geophysical expenses, and the costs of retaining undeveloped leaseholds. Development costs include the costs of drilling and equipping development wells, and construction of related production facilities.

	Years Ended December 31,
	2019	2018	2017
GWN (Kruh)
Exploration	$-	$-	$-
Development	245,202	166,871	1,199,773
	$245,202	$166,871	$1,199,773

HNE (Citarum)
Exploration	$142,207	$64,056	$304,250
Development	-	-	-
	$142,207	$64,056	$304,250
GWN (Rangkas)
Exploration	$276,810	$87,306	$-
Development	-	-	-
	$276,810	$87,306	$-

Results of Operations from Oil and Gas Producing Activities

Results of operations for producing activities consist of all activities within the operation reporting segment. Revenues are generated from entitlement of Oil & Gas Property –Kruh Block Proven and profit sharing of the sale of the crude oil under the TAC. Production costs are costs to operate and maintain the Company’s wells, related equipment, and supporting facilities used in oil and gas operations, including expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration; and production-related general and administrative expense. The results of operations exclude general office overhead and interest expense attributable to oil and gas activities.

	Years Ended December 31,
	2019	2018	2017
Oil and gas revenues	$4,183,354	$5,856,341	$3,703,826
Production costs	(2,474,230)	(2,540,353)	(2,811,006)
Exploration expenses	-	-	-
Depletion, depreciation, and amortization	(876,676)	(1,156,494)	(1,187,217)
Result of oil and gas producing operations before income taxes	$832,448	$2,159,494	$(294,397)
Provision for income taxes	-	-	-
Results of oil and gas producing operations	$832,448	$2,159,494	$(294,397)

Proved Reserves the Company Expects to Lift in Kruh Block

The Company’s proved oil reserves have not been estimated or reviewed by independent petroleum engineers. The estimate of the proved reserves for the Kruh Block was prepared by IEC representatives, a team consisting of engineering, geological and geophysical staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).

The Company’s estimates of the proven reserves are made using available geological and reservoir data as well as production performance data. These estimates are reviewed annually by internal reservoir engineers, and Pertamina, and revised as warranted by additional data. Revisions are due to changes in, among other things, development plans, reservoir performance, TAC and KSO effective period and governmental restrictions.

Kruh Block’s general manager, Mr. Denny Radjawane, and the Company’s chief operating officer, Mr. Charlie Wu, have reviewed the reserves estimate to ensure compliance to SEC guidelines for (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities. The estimate of reserves was also reviewed by the Company’s chief business development officer and chief executive officer.

The table below shows the individual qualifications of the Company's internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	42	11	-	32	21
Djoko Martianto	Petroleum Engineering	B.S.	40	30	11	-	9
Denny Radjawane	Geophysics	M.S.	29	11	-	19	13
Fransiska Sitinjak	Petroleum Engineering	M.S.	16	6	11	-	7
Yudhi Setiawan	Geology	B.S.	17	11	3	5	2
Oni Syahrial	Geology	B.S.	13	-	-	13	7
Juan Chandra	Geology	B.S.	14	-	-	14	8

*The individuals from the reserves estimation team are member of at least one of the following professional associations: American Association of Petroleum Geologists (AAPG), Indonesian Association of Geophysicist (HAGI), Indonesian Association of Geologists (IAGI), Society of Petroleum Engineers (SPE), Society of Indonesian Petroleum Engineers (IATMI) and Indonesian Petroleum Association (IPA).

In a “cost recovery” system, such as the TAC or KSO, in which Kruh Block operates or will operate, the production share and net reserves entitlement to the Company reduces in periods of higher oil price and increases in periods of lower oil price. This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by the Company according to the TAC and KSO economic models.

As of December 31, 2019 and 2018, the Company estimates that it will be entitled to approximately 43.57% and 42.72% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block. The estimates are based on the extension of the Kruh Block operatorship to May 2030 and the cost recovery balance reset to nil in May 2020.

Following the confirmation of the Kruh Block extension, the Company approved a development plan for a drilling program of 18 Proved Undeveloped Reserves (or PUD) wells, according to the schedule below:

	Unit\Year	2020	2021	2022	Total
Planned PUD wells	Gross well	4	11	3	18
Future wells costs (1)	US$	4,500,000	16,500,000	6,000,000	27,000,000
Total gross PUD added	Bbls	1,060,296	2,551,527	621,015	4,232,838
Total net PUD added	Bbls	462,008	1,111,789	270,598	1,844,395

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

For Proved Developed (“PDP”) reserves, as a result of a more effective reservoir management, the Company produced a total of 90,989 bbls for the year ended December 31, 2019, an increase of 3,841 bbls compared to previous year estimates of 2019 production. Such improved recovery also brings in additional of PDP reserves forecast of 75,594 bbls as the revision of previous estimates for future production as of December 31, 2019. However, the net PDP was revised downward by 9,486 bbls due to the loss of net share (43.57%) from the non-shareable oil (NSO) of 109,043 bbls in the new KSO contract despite the upward revision of net ratio increase (from 42.72% to 43.57%) of beginning total gross PDP and upward revision of PDP reserves estimate in 2019. As a result of rescheduling of development plan, the gross PUD estimate is revised downward by 365,759 bbls and net PUD estimate is revised downward by 119,975 bbls. No amounts have been incurred during the year ended December 31, 2019 to convert PUD reserves to PDP reserves. Beginning on May 22, 2020, when the Kruh Block operatorship is renewed under the KSO contract, the Company will begin the drilling program to convert PUD reserves to PDP reserves.

The fiscal 2019 and 2018 proved developed and undeveloped reserves are summarized in the tables below:

	Crude Oil (Bbls) as of December 31,
	2019	Note	2018	Note
Total Proved Developed (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	4,997,305		301,747
Revisions of previous estimates	(290,165)	(a)	215,978	(k)
Improved recovery	3,841	(b)	-
Purchase of minerals in place	-		-
Extensions and discoveries	-		4,598,597	(l)
Production	(90,989)	(c)	(119,017)	(m)
Sale of minerals in place	-		-
End of the period	4,619,992		4,997,305
Net Proved Developed Reserves (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	2,134,685		224,424
Revisions of previous estimates	(131,134)	(d)	(3,269)	(n)
Improved recovery	1,673	(e)	-
Purchase of minerals in place	-		-
Extensions and discoveries	-		1,964,370	(o)
Production	(39,647)	(f)	(50,840)	(p)
Sale of minerals in place	-		-
End of the period	1,965,577		2,134,685
Total Proved developed reserves (PDP)
Beginning of the period	398,708		301,747
Revisions of previous estimates	75,594	(g)	215,978	(k)
Improved recovery	3,841	(b)	-
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(90,989)	(c)	(119,017)	(m)
Sale of minerals in place	-		-
End of the period	387,154		398,708
Total Proved undeveloped reserves (PUD)
Beginning of the period	4,598,597		-
Revisions of previous estimates	(365,759)	(h)	-
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	-		4,598,597	(l)
Production	-		-
Sale of minerals in place	-		-
End of the period	4,232,838		4,598,597
Net Proved developed reserves (PDP)
Beginning of the period	170,315		224,424
Revisions of previous estimates	(11,159)	(i)	(3,269)	(n)
Improved recovery	1,673	(e)	-
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(39,647)	(f)	(50,840)	(p)
Sale of minerals in place	-		-
End of the period	121,182		170,315
Net Proved undeveloped reserves (PUD)
Beginning of the period	1,964,370		-
Revisions of previous estimates	(119,975)	(j)	-
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	-		1,964,370	(o)
Production	-		-
Sale of minerals in place	-		-
End of the period	1,844,395		1,964,370

(a)	The revision of previous estimates in the amount of negative 290,165 bbls refers to the sum of 1) revision of previous PDP reserves estimates of 75,594 bbls (g) and 2) revision of previous PUD reserves estimates of negative 365,759 bbls (h);
(b)	The improved recovery amount of 3,841 bbls refers to the additional crude oil production compared to previous estimates for Kruh block as a result of an improvement in reservoir management;
(c)	The production of 90,989 bbls refers to the amount of total gross crude oil produced from Kruh block in 2019;
(d)	The revision of previous estimates in the amount of negative 131,134 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of negative 11,159 bbls (i) and 2) net PUD reserves revision of previous estimates in the amount of negative 119,975 bbls (j);
(e)	The improved recovery in the amount of 1,673 bbls refers to the net share (43.57%) of crude oil production increase from the Kruh block compared to previous estimates as a result of effective reservoir management;
(f)	The production of 39,647 bbls is the amount of net share (43.57%) of the total crude oil production in the amount of 90,989 bbls in 2019;
(g)	The revision of previous estimates in the amount of 75,594 bbls refers to the total gross amount of PDP reserves increase as a result of improved reservoir management which has increased oil production in 2019;

(h)	The revision of previous estimates in the amount of negative 365,759 bbls refers to the amount of PUD reserves decrease from 2018 to 2019 due to the revision of the drilling schedule;
(i)	The revision of previous estimates of net PDP reserves in the amount of negative 11,159 bbls refers to the sum of 1) net share difference (43.57% in 2019 as compared with 42.72% in 2018) of the beginning total PDP reserves in the amount of 398,708 bbls, 2) net share (43.57%) of revision of previous estimates of total PDP reserves estimates in the amount of 75,594 bbls (g), and 3) net share (43.57%) of the transfer of Non-shareable oil (NSO) to Pertamina in the amount of 109,043 bbls according to the KSO contract;

(j)	The revision of previous estimates of net PUD reserves in the amount of negative 119,975 bbls refers to the sum of 1) net share difference (43.57% in 2019 as compared with 42.72% in 2018) of the beginning total PUD reserves in the amount of 4,598,597 bbls and 2) net share (43.57%) of revision of previous PUD reserves estimates in the amount of negative 365,759 bbls;

(k)	The revisions of previous estimates in the amount of 215,978 bbls refers to the total gross amount of crude oil added to reserves resulting from a change in economic factors due to the renewal of the operatorship of the Kruh Block until May 2030 under KSO contract;

(l)	The extensions and discoveries in the amount of 4,598,597 bbls refers to the PUD added from the drilling program of 18 wells following the renewal of the Kruh Block operatorship;

(m)	The amount of 119,017 bbls is the total gross amount of crude oil produced from the Kruh Block in 2018;
(n)	The revisions of previous estimates in the negative amount of 3,269 bbls refers to the difference between the amount of 92,259 bbls of crude oil added to PDP as a result of the renewal of the operatorship of the Kruh Block until May 2030 under KSO contract, calculated as approximately 42.72% of the total gross amount of crude oil reserves as a result of the renewal of the operatorship under KSO contract (k), and the amount of 95,528 bbls of crude oil resulting from the differences in the net ratio applied to the calculation of net reserves for the years of 2018 and 2017, with the value of 42.72% and 74.37%, respectively;

(o)	The extensions and discoveries in the amount of 1,964,370 bbls is equivalent to the net ratio of 42.72% applied to the total PUD extensions and discoveries in the amount of 4,598,597 bbls (l) that resulted from the PUD added from the drilling program of 18 wells following the renewal of the Kruh Block operatorship;

(p)	The amount of 50,840 bbls is the total net amount of crude oil produced from the Kruh Block in 2018 that the Company is entitled to, calculated as approximately 42.72% of the total gross amount of crude oil produced (m);

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on the Company’s best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2019 and 2018, respectively, in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities” which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company’s proved oil and gas reserves.

	As of December 31,
	2019	2018
Future cash inflows	$121,646,283	$136,630,172
Future production costs (1)	(46,357,648)	(52,153,481)
Future development costs	(41,867,500)	(42,865,000)
Future income tax expenses	(15,570,994)	(17,984,397)
Future net cash flows	$17,850,141	$23,627,294
10% annual discount for estimated timing of cash flows	(7,729,579)	(9,113,848)
Standardized measure of discounted future net cash flows at the end of the year	$10,120,562	$14,513,446

(1)	Production costs include oil and gas operations expense, production ad valorem taxes, transportation costs and general and administrative expense supporting the Company’s oil and gas operations.

Future cash inflows are computed by applying the ICP previous 12 months average monthly price, to year-end quantities of proved reserves. ICP is determined by the Directorate General of Oil and Gas (“DGOG”) of The Ministry of Energy and Mineral Resources of Indonesia (“MEMR”) on a monthly basis and presented as the monthly price of the crude oil according to the region where the oil is produced. The discounted future cash flow estimates do not include the effects of the Company’s derivative instruments, if any. See the following table for average prices.

	Years ended December 31,
	2019	2018	2017
Average crude oil price per Bbl	$61.89	$66.12	$49.67

Future production and development costs, which include abandonment and site restoration expense, are computed by estimating the expenditures to be incurred in developing and producing the Company’s proved crude oil reserves at the end of the year, based on year-end costs, and assuming continuation of existing economic conditions.

Sources of Changes in Discounted Future Net Cash Flows

Principal changes in the aggregate standardized measure of discounted future net cash flows attributable to the Company’s proved crude oil and natural gas reserves at year end are set forth in the table below.

	Year ended December 31,
	2019	2018	2017
Standardized measure of discounted future net cash flows at the beginning of the year	$14,513,446	$4,222,805	$4,686,250
Extensions, discoveries and improved recovery, less related costs	500,000	(7,000,000)	-
Revisions of previous quantity estimates	(3,431,073)	85,790,320	-
Changes in estimated future development costs	752,299	(42,865,000)	-
Purchases (sales) of minerals in place	-	-	-
Net changes in prices and production costs	(4,090,493)	3,655,533	(1,496,324)
Accretion of discount	1,384,269	(8,462,229)	726,069
Sales of oil and gas produced, net of production costs	(2,166,491)	(2,946,923)	(892,963)
Development costs incurred during the period	245,202	103,337	1,199,773
Change in timing of estimated future production and other	-	-	-
Net change in income taxes	2,413,403	(17,984,397)	-
Standardized measure of discounted future net cash flows at the end of the year	$10,120,562	$14,513,446	$4,222,805