Form 20-F
period 2020-12-31
Indonesia Energy Corp Ltd
filed 2021-05-18
CIK 1757840

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

Commission file number: 001-39164

Indonesia Energy Corporation Limited

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Gedung Graha Anugerah

Jl. Raya Pasar Minggu No. 17A

Kelurahan Pancoran, Kecamatan Pancoran

Jakarta Selatan 12780 - Indonesia

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2020, there were 7,407,955 shares of the registrant’s ordinary shares, $0.00267 par value per share, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [  ] Yes [  ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [  ] Yes [  ] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes [  ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [  ] Yes [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[  ] Yes [  ] No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ] Yes [  ] No

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors”. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	our overall ability to meet our goals and strategies, including our plans to drill additional wells at Kruh Block, to develop Citarum Block or acquire rights in additional oil and gas assets in the future;

●	the economic, capital markets and social impact of the worldwide novel coronavirus (COVID-19) pandemic on the demand for our oil and gas products in Indonesia and the price of our oil and gas products;

●	our ability to estimate our oil reserves;

●	our ability to anticipate our financial condition and results of operations;

●	the anticipated prices for oil and gas products and the growth of the oil and gas market in Indonesia and worldwide;

●	our expectations regarding our relationships with the Government and its oil and gas regulatory agencies;

●	relevant Government policies and regulations relating to our industry; and

●	our corporate structure and related laws, rules and regulations.

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

-ii-

RISK FACTORS SUMMARY

The following is a summary of risks, uncertainties and other factors related to our company. As the following is just a summary, you are encouraged to carefully consider all of the risk factors presented in “Item 1A. Risk Factors” and all other information contained in this Report including the financial statements.

●	Our operations are solely in Indonesia, and our lack of asset and geographic diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify.;

●	lower oil and/or gas prices may also reduce the amount of oil and/or gas that we can produce economically;

●	there is inherent credit risk in any gas sales arrangements with the Government to which we may become a party in the future;

●	the global pandemic of COVID-19 and volatility in the energy markets may materially and adversely affect our business, financial condition, operating results, cash flow, liquidity and prospects;

●	our business requires significant capital investment and maintenance expenses, which we may be unable to finance on satisfactory terms or at all;

●	our estimated oil reserves are based on assumptions that may prove inaccurate, and thus our estimates of proved reserves and future net revenue are inherently imprecise.

●	we may not find any commercially productive oil and gas reservoirs in connection with our exploration activities.

●	we may not adhere to our proposed drilling schedule, and our drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors that are beyond our control;

●	we are subject to complex laws, rules and regulations common to the oil and natural gas industry, including those specific to operating in Indonesia, which can have a material adverse effect on our business, financial condition and results of operations;

●	our Production Sharing Contract for Citarum Block requires or may require us to relinquish portions of the subject contract area in certain circumstances, which would potentially leave us with less area to explore;

●	climate change and climate change legislation and regulatory initiatives could result in increased operating costs and decreased demand for the oil and natural gas that we produce;

●	negative changes in global, regional or Indonesian economic activity could adversely affect our business;

●	we are faced with the high risks inherent in the drilling of oil and natural gas wells, including the risk that we may encounter no commercially productive natural gas or oil reservoirs even if we expend significant costs on such exploration;

●	we are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares;

●	you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited, as a result of our company being incorporated under the laws of the Cayman Islands;

●	We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2020.

●	an active, liquid and orderly trading market for our ordinary shares may not be maintained in the United States, which could limit your ability to sell our ordinary shares; and

●	as a foreign private issuer, we are subject to different U.S. securities laws and NYSE American governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

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

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2020, 2019 and 2018 and balance sheet data as of December 31, 2020 and 2019 from our audited financial statements included elsewhere in this annual report. The following statements of operations data for the year ended December 31, 2017 and balance sheet data as of December 31, 2018 and 2017 have been derived from our audited financial statements for the years ended December 31, 2018 and 2017, which are not included in this annual report. Our historical results are not necessarily indicative of the results that may be expected in the future. Numbers in the following tables are in U.S. dollars except share numbers.

STATEMENT OF OPERATIONS DATA:

	Years Ended December 31,
	2020	2019	2018	2017
Revenue	$1,980,773	$4,183,354	$5,856,341	$3,703,826
Lease operating expenses	2,017,856	2,474,230	2,540,353	2,811,006
Depreciation, depletion and amortization	698,851	876,676	1,156,494	1,187,217
General and administrative expenses	6,533,642	2,434,099	2,016,110	1,258,069
Other income(expense)	317,878	(72,084)	2,396	66,574
Net (loss) income	(6,951,698)	(1,673,735)	140,988	(1,619,040)

(Loss) income per ordinary share attributable to the Company
Basic and diluted	(0.94)	(0.28)	0.02	(0.27)
Weighted average ordinary shares outstanding
Basic and diluted	7,395,120	6,048,568	6,000,000	6,000,000

BALANCE SHEET DATA:

	December 31,	December 31,	December 31,	December 31,
	2020	2019	2018	2017
Current assets	$11,241,389	$15,074,725	$4,000,171	$4,565,571
Total assets	15,575,808	21,155,337	9,877,486	8,670,516
Current liabilities	1,827,795	2,739,068	2,672,644	3,808,275
Total liabilities	3,217,749	4,961,412	4,803,980	28,057,054
Ordinary shares	19,754	19,636	16,000	16,000
Total equity (deficit)	$12,358,059	$16,193,925	$5,073,506	$(19,386,538)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our growth is materially dependent upon the success of our drilling program. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including:

●	unexpected drilling conditions, pressure or irregularities in formations;

●	equipment failures or accidents;

●	adverse weather conditions;

●	decreases in natural gas and oil prices;

●	surface access restrictions;

●	loss of title or other title related issues;

●	compliance with, or changes in, governmental requirements and regulation; and

●	costs of shortages or delays in the availability of drilling rigs or crews and the delivery of equipment and materials.

Our future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Our overall drilling success rate or our drilling success rate for activity within a particular geographic area may decline. We may be unable to lease or drill identified or budgeted prospects within our expected time frame, or at all. We may be unable to lease or drill a particular prospect because, in some cases, we identify a prospect or drilling location before seeking an option or lease rights in the prospect or location. Similarly, our drilling schedule may vary from our capital budget. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including:

●	the results of exploration efforts and the acquisition, review and analysis of the seismic data;

●	the availability of sufficient capital resources to us and the other participants for the drilling of the prospects;

●	the approval of the prospects by other participants after additional data has been compiled;

●	economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews;

●	our financial resources and results; and

●	the availability of leases and permits on reasonable terms for the prospects and any delays in obtaining such permits.

These projects may not be successfully developed and the wells, if drilled, may not encounter reservoirs of commercially productive natural gas or oil.

Lower oil and/or gas prices may also reduce the amount of oil and/or gas that we can produce economically.

Sustained substantial declines in oil and/or gas prices may render a significant portion of our exploration, development and exploitation projects unviable from an economic perspective, which may result in us having to make significant downward adjustments to our estimated proved reserves. As a result, a prolonged or substantial decline in oil and/or gas prices, such as we have experienced since mid-2014 and which was exacerbated during the COVID-19 pandemic, caused, have caused and would likely in the future cause a material and adverse effect on our future business, financial condition, results of operations, liquidity and ability to finance capital expenditures. Additionally, if we experience significant sustained decreases in oil and gas prices such that the expected future cash flows from our oil and gas properties falls below the net book value of our properties, we may be required to write down the value of our oil and gas properties. Any such asset impairments could materially and adversely affect our results of operations and, in turn, the trading price of our ordinary shares.

The outbreak of COVID-19 and volatility in the energy markets may materially and adversely affect our business, financial condition, operating results, cash flow, liquidity and prospects.

The outbreak of COVID-19 and its development into a pandemic in March 2020 have resulted in significant disruption globally. Actions taken by various governmental authorities, individuals and companies around the world to prevent the spread of COVID-19 have restricted travel, business operations, and the overall level of individual movement and in-person interaction across the globe, including the United States and Indonesia. Furthermore, the impact of the pandemic, including a resulting reduction in demand for oil and natural gas, coupled with the sharp decline in commodity prices following the announcement of price reductions and production increases in March 2020 by members of the Organization of the Petroleum Exporting Countries (“OPEC”) has led to significant global economic contraction generally and in the oil and gas exploration industry in particular. While an agreement to cut production has since been announced by OPEC and its allies, the situation, coupled with the impact of COVID-19, has continued to result in a significant downturn in the oil and gas industry, which resulted in lower revenue and cost recovery entitlements for the year ended December 31, 2020 than in 2019.

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

The extent to which COVID-19 ultimately impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of COVID-19 or variants of COVID-19, its severity, the actions to contain COVID-19 or treat its impact (such as vaccinations), and how quickly and to what extent normal economic and operating conditions can resume. Even after COVID-19 has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future, and lasting effects on the price of oil and natural gas.

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

Oil engineering is a subjective process of estimating accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers may differ materially from those set out herein. Numerous assumptions and uncertainties are inherent in estimating quantities of proved oil, including projecting future rates of production, timing and amounts of development expenditures and prices of oil and gas, many of which are beyond our control. Results of drilling, testing and production after the date of the estimate may require revisions to be made. Accordingly, reserves estimates are often materially different from the quantities of oil and gas that are ultimately recovered, and if such recovered quantities are substantially lower that the initial reserves estimate, this could have a material adverse impact on our business, financial condition and results of operations.

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

While we have internally approved plans for development of Kruh Block and have publicly stated our intentions with respect to new drilling activity for Kruh Block, our final determination of whether and when to drill any scheduled or budgeted wells (whether in Kruh Block or otherwise) will be dependent on a number of factors, including:

●	prevailing and anticipated prices for oil and gas;

●	the availability and costs of drilling and service equipment and crews;

●	economic and industry conditions at the time of drilling;

●	the availability of sufficient capital resources;

●	the results of our exploration efforts;

●	the acquisition, review and interpretation of seismic data;

●	our ability to obtain permits for and to access drilling locations; and

●	continuous drilling obligations.

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

Our drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors that are beyond our control.

Our drilling operations are subject to a number of risks, including:

●	unexpected drilling conditions;

●	facility or equipment failure or accidents;

●	adverse weather conditions;

●	unusual or unexpected geological formations;

●	fires, blowouts and explosions;

●	uncontrollable pressures or flows of oil or gas or well fluids; and

●	public health risks and pandemic outbreaks, such as the recent novel coronavirus pandemic.

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

We do not insure against all risks. Our oil and gas exploitation and production activities are subject to hazards and risks associated with drilling for, producing and transporting oil and gas, and any of these risks can cause substantial losses resulting from:

●	environmental hazards, such as uncontrollable flows of oil, gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater, shoreline contamination, underground migration and surface spills or mishandling of chemical additives;

●	abnormally pressured formations;

●	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

●	leaks of gas, oil, condensate, and other hydrocarbons or losses of these hydrocarbons as a result of accidents during drilling and completion operations, or in the gathering and transportation of hydrocarbons, malfunctions of pipelines, measurement equipment or processing or other facilities in our operations or at delivery points to third parties;

●	fires and explosions;

●	personal injuries and death;

●	regulatory investigations and penalties; and

●	natural disasters and pandemics.

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

Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, market uncertainty and a variety of other factors beyond our control, including:

●	changes in foreign and domestic supply and demand for oil and gas;

●	political stability and economic conditions in oil producing countries, particularly in the Middle East;

●	weather conditions;

●	price and level of foreign imports;

●	terrorist activity;

●	availability of pipeline and other secondary capacity;

●	general economic conditions;

●	global risks of a potential coronavirus outbreak, or other global or local public health uncertainties;

●	domestic and foreign governmental regulation; and

●	the price and availability of alternative fuel sources.

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

The oil and natural gas industry is capital intensive and we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil reserves. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other equipment and services, and regulatory, technological and competitive developments. In response to increases in commodity prices, we may increase our actual capital expenditures. We will likely need to raise additional financing to support our business, and we intend to finance our future capital expenditures through cash generated by our operations and potential future financing arrangements. However, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. We also face the risk that financing arrangements (including bank loans or public or private offerings of debt or equity securities) may not be available to us when needed on favorable terms or at all, which could adversely impact our ability to operate our company.

If our capital requirements vary materially from our current plans, we will likely require further financing. In addition, we may incur significant financial indebtedness in the future, which may involve restrictions on other financing and operating activities. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. A significant reduction in cash flows from operations or the availability of credit could materially adversely affect our ability to achieve our planned growth and operating results.

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

Risks Related to Regulation of Our Oil and Gas Business

We are subject to complex laws common to the oil and natural gas industry, particularly in Indonesia, which can have a material adverse effect on our business, financial condition and results of operations.

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

We have been required in the past, and may be required in the future, to make significant expenditures to comply with governmental laws and regulations, including with respect to the following matters:

●	licenses, permits and other authorizations for drilling operations;

●	reports concerning operations;

●	compliance with environmental, health and safety laws and regulations;

●	compliance with the requirements to divest parts of our interest to domestic parties;

●	compliance with requirements to sell certain portion of our production to domestic market;

●	adjustment to the split between the contractor and the Government in respect of the production;

●	compliance with local content requirements;

●	drafting and implementing emergency planning;

●	plugging and abandonment costs; and

●	taxation.

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

In Indonesia, the complexity of the laws and regulations relating to oil and gas activities is compounded by uncertainties in the legal and regulatory framework. Indonesia’s Oil and Gas Law of 2001 (or the Oil and Gas Law) went into effect on November 23, 2001. This law sets forth a statutory body of general principles governing oil and gas activities, which are further developed and implemented in a series of Government regulations, presidential decrees and ministerial decrees. The provisions of the Oil and Gas Law are generally broad, and few sources of interpretative guidance are available. In addition, not all of the implementing regulations to the Oil and Gas Law have been issued and some have only recently been enacted. It is uncertain how these regulations will affect us and our operations without clear instances of their application, while the uncertainty surrounding the Oil and Gas Law and its implementing regulations has increased the risks, and may result in increases in the costs, of conducting oil and gas activities in Indonesia.

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

For example, Law No. 32 of 2009 on Protection and Management of Environment (or the Environmental Law) as amended by Law No. 11 of 2020 on Job Creation (or the Omnibus Law) and its implementing regulation, Government Regulation No. 22 of 2021 on Environment Protection and Management (or GR 22/2021), require an entity conducting oil and gas business operations have its environmental impact assessment report (Analisis Mengenai Dampak Lingkungan, or AMDAL), as well as an environmental management effort plan (Upaya Pengelolaan Lingkungan Hidup, or UKL) or an environmental monitoring effort plan (Upaya Pemantauan Lingkungan Hidup or UPL), approved. Under the Environmental Law, our environmental permit may be revoked should we fail to meet the obligations contained in the relevant AMDAL or UKL or UPL, which can in turn lead to the nullification of our business license.

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

The performance and growth of our business are necessarily dependent on the health of the overall Indonesian economy. Any downturn in the rate of economic growth in Indonesia, whether due to political instability or regional conflicts, global health crisis, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indonesian economy is also largely driven by the performance of the agriculture sector, which depends on the impact of the monsoon season, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the oil and gas extraction. During 2020, Indonesian gross domestic product declined for the first time in several years with a decline of 2.1% according to the International Monetary Fund, and any future slowdown in the Indonesian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

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

The effect and impact of the recently enacted Omnibus Law on job creation in Indonesia are not immediately known and subject to ongoing review.

On November 2, 2020, the Government of Indonesia issued the Omnibus Law, which aims to attract investment, create new jobs, and stimulate the economy by, among other things, simplifying the licensing process and harmonizing various laws and regulations, and making policy decisions faster for the central government to respond to global or other changes or challenges. The Omnibus Law amended more than 75 laws (including aspects of the Oil and Gas Law) and up to April 2021, the central government has issued at least 50 implementing regulations making the Omnibus Law one of the most sweeping regulatory reform in Indonesian history. The Omnibus Law introduces a number of new concepts, including a new risk-based assessment (i.e. low, medium and high risks) in issuing licenses for businesses, removes foreign ownership restrictions in various industries, simplifies environmental assessment requirements and licensing procedures, and provides a more flexible manpower regulations. Given the extensive breadth of changes introduced by the Omnibus Law, the full impact of various regulation and policy changes on our business and operation in Indonesia are presently unknown and subject to our ongoing review. Therefore, we are subject to the risk that compliance with the Omnibus Law may be challenging and may distract our management, and may also require us to alter operations, which in turn could impact our results of operations.

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

Prolonged and/or widespread regional conflict in the South East Asia could have the following results, among others:

●	capital market reassessment of risk and subsequent redeployment of capital to more stable areas making it more difficult for us to obtain financing for potential development projects;

●	security concerns in Indonesia, making it more difficult for our personnel or supplies to enter or exit the country;

●	security concerns leading to evacuation of our personnel;

●	damage to or destruction of our wells, production facilities, receiving terminals or other operating assets;

●	inability of our service and equipment providers to deliver items necessary for us to conduct our operations in Indonesia, resulting in delays; and

●	the lack of availability of drilling rig and experienced crew, oilfield equipment or services if third party providers decide to exit the region or for any other reason.

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

We have received an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, until the date falling 20 years after November 2, 2018, being the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of a payment of any “relevant payment” as defined in section 6(3) of the Tax Concessions Act (Revised). If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See “Taxation—Cayman Islands Taxation.”

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the United States.

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and

●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws that are penal in nature.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

●	the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and

●	the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Act.

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

Provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. These provisions include:

●	a requirement that extraordinary general meetings of shareholders be called only by the directors or, in limited circumstances, by the directors upon shareholder requisition;

●	an advance notice requirement for shareholder proposals and nominations to be brought before an annual general meeting;

●	the authority of our board of directors to issue preferred shares with such terms as our board of directors may determine; and

●	a requirement of approval of not less than 66 2/3% of the votes cast by shareholders entitled to vote thereon in order to amend any provisions of our amended and restated memorandum and articles of association.

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

The market price of the ordinary shares on the NYSE American has been and may in the future fluctuate as a result of several factors, including the following:

●	fluctuations in oil and other commodity prices;

●	volatility in the energy industry, both in Indonesia and internationally;

●	variations in our operating results;

●	risks relating to our business and industry, including those discussed above;

●	strategic actions by us or our competitors;

●	reputational damage from accidents or other adverse events related to our company or its operations;

●	investor perception of us, the energy sector in which we operate, the investment opportunity associated with the ordinary shares and our future performance;

●	addition or departure of our executive officers or directors;

●	changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;

●	trading volume of our ordinary shares;

●	future sales of our ordinary shares by us or our shareholders;

●	domestic and international economic, legal and regulatory factors (such as the global novel coronavirus pandemic) unrelated to our performance; or

●	the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

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

Our auditor’s opinion on our December 31, 2020 financial statements include an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have experienced net losses of $6,951,698 and $1,673,735, and net cash used in operating activities of $5,186,048 and $439,794 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, we had net current assets of $9,413,594, however, considering our planned level of capital expenditures expected during the next twelve months, there will be an expected capital deficit to occur. These conditions raise substantial doubt about our ability to continue as a going concern, and our auditor’s report on our December 31, 2020 financial statements includes an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern. If additional financing is required to alleviate our capital deficit, we cannot predict whether this additional financing will be in the form of equity, debt, or another form, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all, from any source. In the event that financing sources are not available, or if we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the our business, prospects, financial condition and results of operations. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Maderic Holding Limited, an entity controlled by our Chairman Wirawan Jusuf, owns and exercises voting and investment control of approximately 70.50 % of our ordinary shares as of the date of this report. In addition, HFO Investment Group, an entity controlled by the adult sister of James J. Huang, our Chief Investment Officer, owns and exercises voting and investment control of approximately 8.72% of our ordinary shares as of the date of this report. As a result of this concentration of share ownership, investors may be prevented from affecting matters involving our company, including:

●	composition of our Board of Directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

●	any determinations with respect to mergers or other business combinations;

●	our acquisition or disposition of assets; and

●	our corporate financing activities and the approval of equity incentive plans.

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

We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2020. If we fail to remediate this weakness or otherwise develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We have identified a “material weakness” and other control deficiencies including significant deficiencies in our internal control over financial reporting for the year ended December 31, 2020. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2020 and 2019, the material weaknesses that have been identified in our internal control over financial reporting as of such dates related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weakness identified. As the remedial measures had not been fully implemented in the limited time that elapsed since our initial public offering in December 2019, our management concluded that one material weakness had not been remediated as of December 31, 2020. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” As a result of the material weakness, our management has concluded that as of December 31, 2020, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and that the required disclosure is made within the time period specified in the rules and forms of the SEC. We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

Upon completion of our initial public offering, we became subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F beginning with this Report. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. All of the ordinary shares owned by our existing shareholders are subject to lock-up agreements with the underwriters of our initial public offering that restrict the shareholders’ ability to transfer our ordinary shares for at least six months from the date of the closing of the offering of the ordinary shares. Substantially all of our outstanding ordinary shares will become eligible for unrestricted sale upon expiration of the lock-up period. In addition, ordinary shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

Shares eligible for future sale may depress our stock price.

As of the date of this annual report, we had 7,407,955 ordinary shares outstanding, 6,770,455 of which were held by our affiliates and. In addition, 637,500 ordinary shares were subject to outstanding options granted under certain stock option agreements entered into with our management team. All of the ordinary shares held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. Sales of ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

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

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;

●	not being required to comply with any requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

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

The Indonesian oil and gas industry is among the oldest in the world. Indonesia has been active in the oil and gas sector for over 130 years after its first oil discovery in North Sumatra in 1885. The major international energy companies began their significant exploration and development operations in the mid-20th century. According to the Special Taskforce for Upstream Oil and Gas Business Activities (SKK Migas - Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi) Annual Report 2019 and the BP Statistical Review of World Energy 2020, Indonesia held proven oil reserves of 2.5 billion barrels at the end of 2019.According to its public filings, Chevron has been very active in Indonesia for over 50 years. Chevron has produced a very large amount of oil — 12 billion barrels — over this period with billions of those barrels having been produced in Sumatra (the location of our Kruh Block, as described below).

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

The oil and gas industry, however, both in Indonesia and globally, has experienced significant volatility in the last four years. Global geopolitical and economic considerations play a significant role in driving the sensitivity of oil prices. From its peak in mid-2014 (US$105.72 per barrel), the Indonesian Crude Price (the “ICP”) for the type of crude oil we produce collapsed by more than 75% and began 2016 at US$25.83 per barrel. Since 2016, political and economic factors forced the global crude oil supply and demand to a balance and ICP rose again to reach the average of US$61.89 for the year ended December 31, 2019. According to Forbes, in the first quarter of 2020, the Covid-19 outbreak had a large impact on oil prices worldwide. As Saudi Arabia increased oil production and lowered prices beginning of March, despite a lack in demand in the wake of the virus outbreak, benchmark oil prices collapsed by 25%. The ICP was depressed to an average price of US$ 37.58 per barrel for the year ending December 31, 2020 which, compared to the year ending December 31, 2019, is a decline of 39.28% (although in the first half of 2021, the average ICP price has risen).

The problem of a lack of new reserve discoveries and reserve depletion still remains, resulting in a decline in the contribution to state revenue from the Indonesian oil and gas sector. According to the PWC 2020 Guide, investment in the oil and gas industry was around US$12.1 billion in 2019, the highest since 2016 due to the rise in oil and gas prices triggering some investment interest. On a gas reserve basis, as stated in the BP Statistical Review of World Energy 2019 (or the BP 2019 Report), Indonesia ranks 13th in the world and the 2nd in the Asia-Pacific region, following China.

According to the DGOG, in 2020, investment of US$10.47 billion has been realized in upstream activities in Indonesia. The SKK Migas Annual Report recorded that at the end of 2019, Indonesia had a total of 199 PSCs, comprising 92 PSCs in production stage and the remaining 107 in the exploration stage. SKK Migas also reported that total investment in 2019 was US$12.2 billion. Roughly 75% of oil upstream activities are focused in Western Indonesia, where our blocks are located. SKK MIGAS also recorded that there are 42 main projects in the upstream sector until 2027. With the total investment amount of US$ 43.3 billion. According to 2020 PWC report, the first half of 2020 investment in upstream oil and gas only reached USD 5.6 billion from the total full year MoEMR target of USD 14.5 billion. Meanwhile, different to the MoEMR, SKK Migas has projected oil and gas upstream investment will only reach USD 11.6 billion in 2020 from the previously forecast USD 13.83 billion, since the COVID-19 pandemic has forced oil and gas companies to cut their capital expenditure. In order to boost oil and gas investment and production, the Indonesian government changed the PSC system in March 2018 from cost recovery to gross split, and further revoked 18 regulations and 23 requirements for certifications, recommendations and permits, each in an attempt to reduce duplication in certification, shorten bureaucracy and simplify the regulatory regime. The gross split scheme allocates oil and gas production to contracting parties based on gross production, whereas in cost recovery, oil and gas production was shared between the government and contractors after deducting the production costs. The government remains keen to attract more foreign investment into the domestic oil and gas industry due to insufficient production against rising demand.

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

Further, we believe that Indonesia’s expanding economy, in combination with the government’s intention to lower reliance on coal as a source for energy supply in industries, power generation and transportation, will cause Indonesian domestic demand for gas to rise in the future. Indonesia’s power infrastructure needs substantial investment if it is not to inhibit Indonesia’s economic growth. According to PWC 2017 Report, generating capacity at the end of 2016 was standing at around 59.6 gigawatts, struggling to keep up with the electricity demand from Indonesia’s growing middle class population and its manufacturing sector. The Indonesian Secretariat General of National Energy Council has reported in their Indonesia Energy Outlook 2019 that Indonesia power plant capacity in 2018 reached 64.5 GW or it increased 3% compared to the capacity in 2017. The Indonesian Secretariat General of National Energy Council has reported that Indonesia’s gas demand is estimated to rise from 1.67 TCF in 2015 to 2.45 TCF in 2025 with the bulk of demand originating from Java and Bali, particularly for power stations and fertilizer plants.

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

In West Java, where the Citarum Block is located, the total natural gas demand is expected to increase significantly from 2,521 MMSCFD in 2020 to 3,032 MMSCFD by 2035 according to Petromindo, an Indonesian petroleum, mining and energy news outlet. This will require additional gas supply of 603 MMSCFD in 2020 and 1,836 MMSCFD in 2028 including import. Being relatively low-carbon compared to coal, as well as being medium-cost, gas is likely to remain a favored fuel for at least the next decade, especially given Indonesia’s extensive gas reserves. Moreover, energy demand in Indonesia is expected to increase as Indonesia’s economy and population grow.

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

Kruh Block

We acquired rights to the Kruh Block in 2014 and started its operations in November 2014 through our Indonesian subsidiary PT Green World Nusantara (or GWN). Kruh Block operated under a Technical Assistance Contract (or TAC) with Pertamina, Indonesia’s state-owned oil and natural gas corporation, until May 2020 and the operatorship of Kruh Block shall continue as a Joint Operation Partnership (KSO) from May 2020 until May 2030. This block covers an area of 258 km2 (63,753 acres) and is located 16 miles northwest of Pendopo, Pali, South Sumatra. This block produced an average of about 6,044 barrels of oil per month in 2020. Out of the total eight proved and potentially oil bearing structures in the block, three structures (North Kruh, Kruh and West Kruh fields) have combined proved developed and undeveloped gross crude oil reserves of 4.39 million barrels (net crude oil proved reserves of 2.63 million barrels) and probable undeveloped gross crude oil reserves of 2.15 million barrels as of December 31, 2020 determined on a May 2030 contract expiration date. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. While proved undeveloped reserves include locations directly offsetting development spacing areas, probable reserves are locations directly offsetting proved reserves areas and where data control or interpretations of available data are less certain. There should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. The estimate of probable reserves is more uncertain than proved reserves and has not been adjusted for risk due to the uncertainty. Therefore, estimates of proved and probable reserves may not be comparable with each other and should not be summed arithmetically.

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

Pursuant to the Kruh TAC, our subsidiary GWN is a contractor with the rights to operate in the Kruh area with an economic interest in the development of the petroleum deposits within the block until May 2020. The contract is based on a “cost recovery” system, meaning that all operating costs (expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration) are advanced by GWN and later repaid to GWN by Pertamina. Pursuant to the Kruh TAC, all the oil produced in Kruh Block is delivered to Pertamina and, subsequently, GWN recovers the operating costs through the proceeds of the sale of the crude oil produced in the block in a monthly basis, but capped at 65% of such monthly proceeds. GWN is also entitled to an additional 26.7857% of the remaining proceeds from the sale of the crude oil after monthly cost recovery repayment as part of the profit sharing. Together with our share split, our net revenue income is around 74% of the total production times the ICP. On a monthly basis, we submit to Pertamina an Entitlement Calculation Statement (ECS) stating the amount of money that we are entitled to base on the oil lifting, ICP, cost recovery and profit sharing of the respective month. In connection with our acquisition (by which we mean our entry into the TAC) of Kruh Block, approximately $15 million of the acquisition costs were carried to our financial statements from the previous contractor. The cost recovery scheme is illustrated and described in “—Legal Framework for the Oil and Gas Industry in Indonesia” below. Since our recoverable cost balance will not be fully recovered up to the expiry of the contract, our net income is not subject to any tax whatsoever.

Historically, the cooperation agreement between Pertamina and its contractors were established via a TAC, but after the regulatory reform in the early 2000’s and the reorganization of Pertamina, the contractual relationship between Pertamina and its partners was changed into KSO.

As of May 22, 2020, we commenced the continuation of our operatorship of Kruh Block under a KSO contract that has a term until May 2030. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between both contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per bbl multiplying non-shareable oil (NSO). Also, under the KSO terms, we have committed to a 3 years’ work program to drill additional wells and perform exploration activities such as 2D and 3D seismic within the Kruh Block. If we fail to fulfill our obligations, including the performance of the work program commitment, Pertamina will have the right to terminate our KSO contract and our bank guarantee shall be deemed forfeited.

In March 2021, we mobilized the drilling rig to drill 3 back-to-back producing wells at our 63,000 acre Kruh Block. Each of the 3 wells are expected to average production of 173 barrels of oil per day over the first year of production. We anticipate that each well will cost approximately $1.5 million to drill and complete. Based on the terms of our contract with the Indonesian government and an assumed oil price of $63.50/barrel, each well is expected to generate $3.33 million in net revenue in its first year, which is more than double the cost to drill each well. Also in March 2021, we received necessary permits that will allow us to move forward to commence our previously announced drilling plans in 2021 for Kruh Block. In April 2021, we announced that new drilling for these 3 wells had commenced. A total of 5 wells are planned in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block expected over three years. No assurances can be given that these new wells will generate the amounts of oil we estimate, if any at all.

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

During 2019, Kruh Block produced an average of about 7,582 barrels per month (gross). This represented an average of 26.9% decline from the 4 producing wells. The two major producing wells K-22 and K-23 wells, however, only declined at 14.9% rate. During the period of December 2014 to December 2019, we have produced a total of 497,398 barrels of oil from the Kruh structure.

During 2020, Kruh Block produced an average of about 6,044 barrels per month (gross), slightly less than in 2019 due to an anticipated decline of 20.3%. As of December 2020, we have produced a total of 72,524 barrels of oil from the Kruh structure. The production rate is expected to increase given the commencement of new drilling at Kruh Block in April 2021.

Historically, the average gross initial production of the 29 oil wells drilled in Kruh Block is 191 bopd, with an average gross production of 173 bopd throughout the wells’ first year of production, considering an exponential decline rate per year of 21%. The decline rate of 21% was estimated based on the decline curve analysis of field-wide production history from 2017 to December 2019. Based on this data, a well in Kruh Block would be expected to produce, on average, a total gross amount of approximately 63,112 bbls of crude oil in its first year. Also, due to the successful stimulation and maintenance, wells K-22 and K-23 have significantly lower decline rate than 21%. Based on the data above, the KSO cost recovery terms and using an average oil price of US$61.89 (the previous 12-months average monthly ICP as of December 31, 2019), on average, a well would generate US$ 3.24 million net revenue in its first year (US$ 1.70 million in its first 6 months).

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

As of December 31, 2020 and 2019, considering the operatorship of Kruh Block ending in May 2030, net proved reserves have a net ratio of approximately 61.13% and 43.55% of total reserves, respectively. This net ratio calculation is based on our revenue entitlement, taking into consideration the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period. As of December 31, 2017, with the Kruh Block operatorship ending in May 2020, the unrecovered expenditures on TAC operations of $20,258,361 would remain unrecovered up to the end of the TAC, hence our entitlement to 74.37% of the revenue from the sales of the crude oil produced until the expiry of the TAC in May 2020 (65% of the proceeds from the sale of the crude oil produced as cost recovery plus 26.7857% profit sharing portion of the remaining 35% of the proceeds from the sale of the crude oil), which results in a net proved reserves ratio of 74.37% of total reserves at that point in time. In contrast, as of December 31, 2018, with an assumed extension of the Kruh Block operatorship to May 2030 and with the cost recovery balance reset to zero in May 2020, we estimate that we will be entitled to approximately 42.72% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block until May 2030, considering the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period, resulting on a net proved reserves ratio of 42.72% of total reserves.

Following the confirmation of the Kruh Block extension, our board of directors approved a development plan for a drilling program of 18 Proved Undeveloped Reserves (or PUD) wells at Kruh Block, according to the schedule below:

	Unit\Year	2021	2022	2023	Total
Planned PUD wells	Gross well	5	6	7	18
Future wells costs (1)	US$	7,500,000	9,000,000	10,500,000	27,000,000
Total gross PUD added	Bbls	1,299,469	1,219,638	1,551,413	4,070,520
Total net PUD added	Bbls	794,392	745,589	948,410	2,488,391

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

We commenced new drilling operations in Kruh Block in March 2021, and new drilling of 3 wells commenced in April 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process.

For Proved Developed (or PDP) reserves, as a result of more effective reservoir management, we produced 72,524 bbls for the year ended December 2020, an increase of 2,687 bbls from our June 2020 estimate, and a decrease of 135 bbls from our December 2019 estimate. Effective oil field maintenance ensures our realization meets production forecast.

The gross oil reserves were reduced from 4,619,992 bbls as of December 31, 2019 to 4,393,408 bbls as of December 31, 2020 mostly due to the production and rescheduling of our drilling plan. As of December 31, 2020, the net reserves were estimated as 2,631,512 bbls using a per barrel crude price of US$37.58 (historical 12-month average price calculated as the average ICP for each month in 2020). In a “cost recovery” system such as the Kruh KSO contract, the production share and net reserves entitlement to our company increases in periods of lower oil prices (61.13% net share for ICP, US$37.58 in year 2020) and decreases in periods of higher oil prices (43.55% net share for ICP, US$66.12 in year 2019). This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the KSO economic models.

The table below summarizes the gross and net crude oil proved reserves as of December 31, 2020 in Kruh Block:

	Crude Oil Proved Reserves at Kruh Block
Gross Crude Oil Reserves
Gross Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	322,887
Gross Crude Oil Proved Undeveloped Reserves (PUD)		4,070,521
Total Gross Crude Oil Reserves	Bbl	4,393,408

Net Crude Oil Reserves
Net Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	143,120
Net Crude Oil Proved Undeveloped Reserves (PUD)		2,488,392
Total Net Crude Oil Reserves	Bbl	2,631,512

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

Net reserves were estimated using a per barrel crude price of US$37.58 (historical 12-month average price calculated as the average ICP for each month in 2020). In a “cost recovery” system, such as the TAC or KSO, in which Kruh Block operates or will operate, the production share and net reserves entitlement to our company reduces in periods of higher oil price and increases in periods of lower oil price. This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the TAC and KSO economic models.

As of December 31, 2020, Kruh Block had 4 oil producing wells (K-20, K-21, K-22 and K-23 in Kruh field) covering 47 acres. There were 18 proved undeveloped oil locations in Kruh (6), North Kruh (7) and West Kruh (5) field covering 491 acres. In the West Kruh field, there are additional 9 probable locations covering 279 acres. See details on table below.

PDP, PUD and Probable Locations and Acreage for the Kruh Block as of December 31, 2020
Reserves Category	Kruh Field		North Kruh Field		West Kruh Field		Total
	Locations	Acreage	Locations	Acreage	Locations	Acreage	Locations	Acreage
Proved Dev Producing (PDP)	4	58	-	-	-	-	4	58
Proved Undeveloped (PUD)	6	73	7	263	5	155	18	491
Total Proved	10	131	7	263	5	155	22	549
Probable	-	-	-	-	9	279	9	279
Total Proved & Probable	10	131	7	263	14	434	31	828

The following table summarizes the gross and net developed and undeveloped acreage of Kruh Block based on our TAC and KSO terms, as well as our economic model as of December 31, 2020:

Gross and Net Developed and Undeveloped Acreage of Kruh Block as of December 31, 2020
	Developed Acreage		Undeveloped Acreage		Total Acreage
Kruh Block	Gross	Net	Gross	Net	Gross	Net
Kruh Field	58	35	73	45	131	80
North Kruh Field	-	-	263	161	263	161
West Kruh Field	-	-	155	95	155	95
Other	-	-	63,204	38,638	63,204	38,638
Total	58	35	63,695	38,939	63,753	38,974

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

Source: Indonesia Energy Corporation Limited

We started collecting data regarding the Citarum Block in 2016, when we decided it was time to expand our asset base by adding an exploration block to our portfolio. Given our strategy, we had to find a cost efficient method to acquire a block with the potential to add hydrocarbons reserves to our company as part of the process to maximize our company’s value. With the necessary technical knowledge and regulatory experience from our professionals, we agreed that the best method for us to acquire an exploration block was via a Joint Study proposal to the Government in a “work area” that had not yet been reserved for the bidding process by the Government. The Joint Study objective is to determine oil and gas potential within a proposed working area by conducting geological and geophysical work such as field surveys, magnetic surveys and the reprocessing of existing seismic lines. Upon completion of the Joint Study, if the Government further decided to conduct a bidding process for the working area, we would have the right to change our offer (right to match) in the bidding process if the other bidders gave higher offers.

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
Source: SKK Migas

Considering the closeness to the oil and gas generating “kitchens”, multiple reservoir horizons, moderate risked faulted anticlinal traps, and proved hydrocarbons in previous drilling and nearby producing fields, we believe that 23 of the 28 prospects have geological chance factors of success in the range of 30%-48%. Geological chance factors for the remaining 11 prospects are between 20% and 30% and 12 are between 10% and 20%.

In 2020, further technical work in the Citarum block resulted additional 9 prospects and 9 exploration leads (T series prospects and leads on the maps below). The 28 prospects identified in 2019 (J and P series prospects) remain to be the primary prospects for further evaluation by the upcoming new seismic data. The acreage of primary prospects, potential reservoir thickness and net reservoir volume remain no change at this time.

Prospect		Drilling sequence	Acreage (acres)	Reservoir thickness (feet)	Net reservoir volume (acres-feet)
1	J-1		438	192	83,867
2	J-2		1,299	301	390,848
3	J-3		96	28	2,704
4	J-4		229	115	26,374
5	J-5	3rd	2,141	153	327,861
6	J-6	5th	1,130	373	421,131
7	J-7		119	61	7,263
8	J-8		269	379	102,026
9	J-9	7th	1,686	1,479	2,492,477
10	J-10		1,060	353	374,265
11	J-11		89	95	8,418
12	J-12		730	386	282,175
13	J-13		177	235	41,486
14	J-14		262	75	19,701
15	J-15	4th	1,546	798	1,233,162
16	J-16	2nd	1,757	396	695,267
17	J-18		173	17	2,943
18	J-20		1,044	339	353,835
19	J-21		238	59	14,083
20	P-1		707	383	271,013
21	P-2		798	314	250,600
22	P-3	1st	2,274	725	1,648,940
23	P-4		1,567	386	604,920
24	P-5	6th	2,680	405	1,085,879
25	P-6		1,259	665	837,121
26	P-7		1,272	181	230,161
27	P-8	8th	1,079	762	821,361
28	P-9		517	790	408,314
	Total		26,636	10,445	13,038,195

The following depicts our development plan for Citarum, with the first priority being to confirm the value of the block by proving reserves and later to monetize the asset through the production and sale of gas:

During 2020, a new geological, geophysical and biostratigraphic study was performed on the Citarum Block. Eighteen additional exploration prospects were identified. This provides additional opportunities for oil and gas exploration in the future.

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

The following table summarizes the gross and net developed and undeveloped acreage of Citarum Block based on our PSC terms and economic model as of December 31, 2020:

Gross and Net Developed and Undeveloped Acreage of Citarum Block as of December 31, 2020
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

Potential Additional Block (Rangkas Area)

In mid-2018, we identified an onshore open area in the province of West Java, adjacent to our Citarum block. We believe that this area, also known as the Rangkas Area, holds large amounts of crude oil due to its proven petroleum system. To confirm the potential of Rangkas Area, in July 2018, we formally expressed our interest to the DGOG of MEMR to conduct a Joint Study in the Rangkas Area and we attained the approval to initiate our Joint Study program in this area on November 5, 2018. The Rangkas Joint Study covered an area of 3,970 km2 (or 981,008 acres) and was completed in November 2019. The DGOG accepted the completion of the joint study and inquired IEC’s interest for further process to tender the block. The study result suggested an effective petroleum system for oil and gas accumulations. Furthermore, with the opportunity to integrate the operation of Citarum and Rangkas together efficiently, we decided to issue a Statement of Interest Letter in December 2020 to the Ministry of Energy (DGOG) as we intend to enter into a PSC contract for the Rangkas through a direct tender process. We will have the right to change our offer in order to match the best offer following the results of the bidding process. The timeline for the tender is contingent upon the DGOG’s plans and schedule

Source: Indonesia Energy Corporation Limited

The Rangkas Joint Study includes field geological surveys, geochemical and passive seismic surveys and the reprocessing of existing seismic lines was completed in November 2019. The Joint Study evaluated stratigraphy and structural geology of the area, conducted geochemical techniques to evaluate source rock and oils, performed passive seismic data analysis for identifying hydrocarbon occurrence, and performed basin analyses for assessing the petroleum system of the area with the objective of determining its oil and gas potential. Results of the study suggested (1) data from four wells drilled pre-World War II and two wells drilled in 1991 indicated the presence of hydrocarbon in the area with the discovery of several oil seeps and one gas seep, (2) the petroleum system in the area is proven with the occurrence of Eocene-Oligocene-Miocene source, reservoir and seal rocks similar to adjacent major producing hydrocarbon areas in West Java, and (3) twenty-one petroleum prospects and leads with potentially stacked reservoirs were identified.

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

Our Competitive Strengths

We believe we have the following competitive strengths:

●	Experienced management.

○	Our management and technical team are comprised of some of the brightest and most passionate people in the industry, including with expertise in exploration technology.

○	Our professional team consistently adopts innovative concepts and technologies to reduce risks in exploring oil and gas, and continually looks for better ways to effectively manage our exploration and production operations.

○	Our management team members (Chief Executive Officer, Chief Operating Officer, Chief Business Development Officer and General Manager) collectively have many years of experience in petroleum exploration, development and production operations. Together they have successfully operated more than 17 oil and gas blocks and found and developed more than 10 oil and gas fields over the last 16 years. Our recently added management team located in the United States consists of our President and Chief Financial Officer. Our President brings 41 years of public energy company experience and was the founder of two energy companies that are or were listed on the NYSE American. Our Chief Financial Officer brings 38 years of financial business experience, mostly as either a chief financial officer or controller, including over 16 years working in public companies.

○	Our top management team members have certification in “Kepala Teknik Tambang” from the Indonesian government, qualifying them for the implementation and compliance of occupational safety and health legislation in mining and petroleum operations. We are fully committed to conducting our operations according to the best industry practices to ensure the health, safety and security of all our stakeholders as well as the protection of the environment and surrounding communities.

●	Established relationships. Through our management team’s experience in operating blocks in Indonesia, we have established close relationships with central and local governments, service providers and other petroleum companies in Indonesia. The excellent relationship between management members and government agencies provides us extraordinary opportunities of accessing low risk and high potential blocks. In addition, our U.S. management team likewise has established relationships with key participants in the U.S. capital and energy markets that we believe will be an asset to us as a U.S.-listed public company.

●	Significant network. Our company has built solid alliances and a vast knowledge network within the Indonesian oil and gas industry, which gives us the ability to execute complex projects and traverse Indonesian regulatory and institutional risk.

●	Niche market. We look to acquire the rights to operate small to “medium sized blocks” onshore that are most likely overseen by the larger competitors. Being an independent and efficient oil and gas company in Indonesia, we have the flexibility and speed necessary to seize opportunities as they arise.

●	Strategically located assets. Our company has a proven track record in acquiring assets located close to major infrastructure and populous cities. We believe that being strategically located to major infrastructure will enable higher margins as we scale our business.

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

The key elements for achieving our goal are set out below.

●	Strategic investment allocation in existing blocks. We are focused on validating the reserves of our blocks by continuing to develop high impact exploration activities to add reserves, combined with a plan of development in order to increase production.

●	Commercialization and monetization of oil and gas discoveries. We are a revenue driven company and we strategically adjust our operations and development programs in our blocks by evaluating the market and the Indonesian energy demand.

●	Develop our “de-risked” 969.807 acres Citarum Block. $40.6 million was invested by the block’s prior owner, Pan Orient Energy Corp. (TSXV.POE) who drilled 4 wells and successfully discovered natural gas and gas flow from each of the 4 wells. We believe this contribution provides us with a unique de-risked asset to continue exploration on.

●	Expansion of our company’s asset portfolio. We actively seek to acquire blocks to increase our company’s value. The energy demand growth and increase of manufacturing activities in the region could lead us to invest into the downstream oil and gas sector.

●	Maintain balance sheet strength to offset commodity cyclicality. We intend to fund our exploration and production activities with equity, free cash flow and a moderate use of debt. With the uncertainty within our sector, we believe that maintaining a strong balance sheet will be critical to our growth.

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

The Omnibus Law amended several provisions of the Oil and Gas Law. However, the changes were relatively limited pending the enactment of the proposed amendments the Oil and Gas Law. The Government has since issued Government Regulation No. 5 of 2021 on Implementation of Risk-based Licensing, which serves as an implementing regulation to the Omnibus Law and which, among others, extends the requirement to obtain a Business Registration Number (Nomor Induk Berusaha or NIB) to oil and gas contractors which operate as “permanent establishments”.

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

The following principles provide the basis for all types of production sharing arrangements between the Government and private contractors:

●	the contractors are responsible for all investments and production costs (exploration, development, and production), including provision of capital to implement the agreed work program;

●	the operational risk in performing upstream activities under the contracts is borne by contractors;

●	the profits are split between the Government and contractors based on production (the split depends on the fiscal terms adopted by the PSCs, namely the cost-recovery model or the gross-split model);

●	the ownership of all tangible and intangible assets remains with the Government; and

●	the overall management and control remain with SKK Migas (previously BP Migas) on behalf of the Government.

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

Under a PSC, the Government, through SKK Migas, allows one or more contractors to explore, develop, and produce oil and gas reserves and resources in a designated working area. Accordingly, PSCs are entered into with SKK Migas and approved by the co-signature of the MEMR on behalf of the Government. Each PSC is based on a standard form contract and typically contains provisions such as:

●	the requirement for the contractor to pay to the Government certain signature bonuses, yearly administrative fees, royalty payments, production-level payments, and the payment of certain bonuses upon the achievement of certain production milestones for the working area;

●	the term of the initial exploration and development period, with an option for the parties to agree to extend this period;

●	the obligations of the contractor to bear the risk and costs of exploration and development activities and/or production operations;

●	the scope and schedule for the contractor (and any other operators of the working area) to undertake exploration and production activities;

●	save for the gross-split PSCs (as discussed below), the ability of the contractor, if commercial production is successful, to recover its exploration, development and production costs out of the oil and gas produced after deduction of the First Tranche Petroleum or FTP). The percentage of FTP portion is 10 percent of the oil and gas produced if the FTP is allocated entirely to the Government or 20 percent if it is shared between the Government and the contractor in the same proportion as the percentage for profit sharing;

●	the percentage allocation of total oil and gas production between BP Migas (now SKK Migas) and the contractor out of FTP and the following recovery by the contractor of their costs;

●	the requirement for the contractor to supply the Indonesian domestic market at a discounted price with a certain percentage, usually 25 percent, of the contractor’s share of total oil and gas produced (this is referred to as the domestic market obligation, or DMO);

●	the requirement that the title to petroleum at all times lies with the Government, except where the title to crude oil or gas has passed in accordance with the provisions of the PSC;

●	the obligation of the contractor to pay the Indonesian corporate taxes on its share of profits, including FTP;

●	the requirements for the contractor to provide financial and performance guarantees to BP Migas (now SKK Migas) to secure the contractor’s firm commitments;

●	the requirements for the contractor to market the oil and gas produced; and

●	the requirement (such as exists in our PSC for Citarum Block) for the contractor to relinquish specified percentages of the working area, which are not required for production and/or in which hydrocarbons have not been discovered by specified times.

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

The concerns over the new Gross Split PSC introduced in 2017 may be relieved with issuance of Ministry of Energy and Mineral Resources (MoEMR) Regulation No. 12/2020 in July 2020 which opens the door to oil and gas investors to elect to use the previous conventional cost recovery scheme, that is perceived to provide better investment returns. However, the oil and gas landscape both in Indonesia and globally has only worsened due to the COVID-19 pandemic which has significantly reduced energy demand and consequently hydrocarbon prices. With all those negative conditions, SKK Migas in June 2020 launched a comprehensive reforms initiative with a goal to achieve production of one million barrels of oil per day (BOPD) and 12 billion standard cubic feet per day (Bscfd) of gas production by 2030.

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

Key points of GR 53/2017 include:

●	“taxable income” is to be the contractor’s “gross income” less “operating costs” but with a 10 year tax loss carry forward entitlement;

●	the gross split taxing point begins at the “point of transfer” of the relevant hydrocarbon to the contractor;

●	the value of oil is to be determined using the Indonesian Crude Price and that the value of gas is to be determined via the price agreed under the relevant gas sales contract;

●	income separately arising from “uplifts” is subject to tax at a final rate of 20% of the uplift amount;

●	certain tax facilities or incentives may be given to the contractors from the exploration and exploitation stages up to the commencement of commercial production. Such incentives are, amongst other things, the exemption of import duties on the import of goods used in petroleum activities and the deduction of land and building tax amounting to 100 percent of the land and building tax payable amount. Further provisions regarding the granting of facilities will be regulated by a ministerial regulation, which, to date, has not been issued.

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

The provisions of GR 27/2017 only apply to contracts entered into and extensions of contracts after the issuance of GR 27/2017. Additionally, for contracts in existence up to the issuance of GR 79/2010 to remain in force until their expiration date, they must be adjusted to comply with GR 27/2017 in areas not previously or not sufficiently clearly regulated. Such provisions include provisions related to:

●	the Government’s interest in the PSC;

●	the terms for operating costs which can be recovered and the standard norms for operating costs;

●	non-recoverable operating costs;

●	third-party appointments to conduct financial and technical verification;

●	the issuance of income tax assessments;

●	import duties and import tax exemptions on the importation of goods for exploration and exploitation activities;

●	contractors’ income taxes in the form of oil and/or gas volume from contractor entitlement; and

●	income from outside the contract in the form of uplift and/or participating interest transfer, must be adjusted to comply with GR 27/2017.

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

With regards to land and building tax, under the Regulation of Director General of Tax No. PER-45/PJ/2013, effective as of January 1, 2014 (or DGT Regulation 45/2013), the land and/or buildings located within and outside (i.e., the supporting area for the oil and gas mining activity that physically forms an inseparable part of the onshore and offshore area) the working area utilized for oil and gas mining activities and geothermal was subject to land and building tax. DGT Regulation 45/2013 defines “land” as both the onshore and offshore areas, including depth measurements. The onshore area which was subject to land and building tax included the productive, not yet productive, not productive, and emplacement areas while the offshore area which was subject to land and building tax was defined as offshore waters within and outside (i.e., the supporting area for the oil and gas mining activity that physically forms an inseparable part of the onshore and offshore area) the working area utilized for upstream oil and gas business activities, whereby the taxpayer had rights and/or received benefits over such area. Not all onshore and offshore areas were subject to land and building tax as the regulation exempted land, inland waters, and offshore waters within the working area which, among other things, did not create a benefit for the taxpayer in respect of its oil and gas activities. DGT Regulation 45/2013 also provided the formula for calculating the amount of tax to be paid during the exploration and exploitation periods.

However, on November 27, 2020, the Directorate General of Tax issued Regulation of Directorate General of Tax No. PER-22/PJ/2020 of 2020 (or DGT Regulation 22/2020), which revokes 10 regulations, including DGT Regulation 45/2013, in an attempt to simplify the regulations. However, it is not entirely clear how the revocation of DGT Regulation 45 of 2013 would affect the obligations to pay land and building tax in the oil and gas sectors, including on how the tax is to be assessed.

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

KSOs (Kerja Sama Operasi or Joint Operation Partnership)

KSOs are contractual arrangement between Pertamina EP and the contractor on the provision of technical assistance by the contractor to Pertamina EP for a certain work area. Unlike the cooperation contracts, the KSO does not create a contractual relationship between the contractor and the authority, i.e. BP Migas or SKK Migas. The contractors will have a contractual relationship with Pertamina EP instead. Pertamina EP’s authorization to award the KSOs to contractors is stated in the PSC which Pertamina EP entered into with BP Migas (now SKK Migas) in 2005. The terms of such PSC specify, among other things, that:

●	the KSO must first be reviewed by SKK Migas;

●	the KSO contractor will receive compensation from a portion of the oil and gas entitlement of Pertamina EP under its PSC with BP Migas (now SKK Migas);

●	the compensation given to the KSO contractor shall not exceed the production sharing entitlement of other parties who enter into a cooperation contract with BP Migas (now SKK Migas) in the surrounding area; and

●	the compensation given to the KSO contractor may be sourced from the proceeds of Pertamina EP’s entitlement which is calculated at the delivery point pursuant to the terms of the KSO.

Environmental Regulations

Indonesian law requires companies whose operations have a significant environmental or social impact to create and maintain one of two documents. Where a company’s operations meet or exceed a specified threshold, that company must obtain an Environmental Impact Assessment Report (Analisis Mengenai Dampak Lingkungan, or AMDAL). Minister of Environment and Forestry Regulation No. P.38/MENLHK/SETJEN/KUM.1/7/2019 of 2019 on Types of Business Plan and/or Activities Requiring an Environmental Impact Assessment requires companies whose operations involve the exploitation of oil and gas; pipelines of oil and gas under the sea; the construction of oil refineries, LPG refineries, or LNG refineries; the regasification of LNG; lubricating oil refineries; and coal bed methane field development, and whose operations meet the environmental or social impact threshold, to create and maintain an AMDAL. Where operations do not reach the threshold required for an AMDAL but still have an appreciable environmental or social impact the company must prepare an Environmental Management Effort-Environmental Monitoring Effort (Upaya Pengelolaan Lingkungan Hidup dan Upaya Pemantauan Lingkungan Hidup, or UKL-UPL).

There are a number of other key obligations that companies involved in upstream oil and gas may be required to fulfill in order to monitor their environmental impact and ensure adequate resources are allocated to cleanup activities. GR 22/2021 requires business actors to submit reports detailing their disposal of wastewater and compliance with applicable regulations to the Environment Information System, a newly established system to support environmental protection operations and management. Government Regulation 101 of 2014 on Management of Hazardous and Toxic Waste Materials and Government Regulation No. 74 of 2001 on Management of Hazardous or Toxic Materials (Bahan Berbahaya dan Beracun), require companies using or producing specified hazardous materials such as flammable, poisonous, or infectious waste to obtain a revocable permit in relation to their activities and subjects mining operations to controls on the disposal of such materials. Law No. 32 of 2009 on Environment requires the environmental license holder to create an environmental deposit fund for the restoration of the environment in a state-owned bank appointed by the MEF, Governor, Regent, or Mayor in accordance with their authority, who also has the authority to appoint a third party to conduct the restoration of the environment using the environmental deposit fund (this is to be detailed in an implementing regulation, which to date has not been issued). GR 35/2004 also requires contractors to allocate environmental deposit funds for the restoration of the environment after decommissioning, the amount of which is to be determined each year in conjunction with the budgets for operating costs and included in the work program and annual budget.

In addition to the environmental deposit funds allocated for environmental restoration, on February 23, 2018 the MEMR issued MEMR Regulation No. 15 of 2018 on the Post-Operation Activities in Upstream Oil and Gas Business Activities (or MEMR Regulation 15/2018), which requires all contractors who are parties to an unexpired PSC to set aside certain amounts in an abandonment and site restoration (or ASR) fund deposited in a bank account held jointly with SKK Migas from the start of commercial operations until the expiry of the PSC. Moreover, on September 12, 2018 SKK Migas issued the Guidance of Abandonment and No. KEP-0087/SKKMA0000/2018/S0 of 2018 and Working Procedure Guidelines No. PTK-040/SKKMA0000/2018/S0 (or the Restoration Guidance) as guidance for the implementation of ASR activities for upstream oil and gas business activities. Under the Restoration Guidance, the contractor must prepare an ASR report in relation to existing assets, assets being constructed, and assets that will be constructed in accordance with the development plan that must contain estimates of ASR costs, and the total amount to be reserved as an ASR fund which is to be established with a reputable Indonesian bank as a joint account with SKK Migas. The contractor must also submit a report on the results of the implementation plan as well as the use of the ASR fund after completing its ASR activities to SKK Migas, which will evaluate the report submitted and issue a statement letter confirming completion of the ASR if the evaluation result is satisfactory.

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

Contract Period

Law No. 13 of 2003 on Manpower, as amended by the Omnibus Law (or the Manpower Law), and Government Regulation No. 35 of 2021 on Temporary Employment Contract, Outsourcing, Working and Resting Time, and Termination of Employment Relationship (or GR 35/2021) stipulate that an employee can be hired under 2 schemes, either on a contract basis (temporary) or a permanent basis. For temporary employment contracts, the maximum period for the temporary employment contract is 5 years. Under the Manpower Law, temporary employment contracts are permitted only for works that are “temporary” in nature, such as seasonal works (e.g. crop harvesters) and project-based employments, such as construction works. Save for these types of works, workers are required to be employed on a permanent basis.

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

Working Hours

The Manpower Law and the Minister of Manpower and Transmigration Regulation No. 4 of 2014 on Working and Resting Hours for the Oil and Gas Sector and GR 35/2021 regulate that the maximum working hours for 1 week is 40 hours, which can be divided for 5 or 6 days of work. If the working days in a week is 6, the maximum working hours per day is 7 and if the working days in a week is 5, the maximum working hours per day is 8.

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

Under the “labor supply” scheme, works that may be outsourced are limited to menial activities or functions that are supportive in nature to the company’s operation and businesses or are indirectly related to the company’s production process. These activities are limited to (i) cleaning services, (ii) catering services, (iii) security services, (iv) supporting services in the mining and oil sectors, and (v) transportation service for employees (i.e. drivers for company’s cars only for picking up and delivering employees).

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

History and Corporate Structure

We were incorporated on April 24, 2018 as a holding company for WJ Energy, which in turn owns our Indonesian holding and operating subsidiaries. We presently have two major shareholders: Maderic Holdings Limited (or Maderic) and HFO Investment Group (or HFO), own 70.50% and 8.74%, respectively, of our issued and outstanding ordinary shares. Certain of our officers and directors or their family members own and control Maderic or HFO (see Item 7. Major Shareholders and Related Party Transactions).

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

As of the date of this report, Maderic owns 70.50% of our issued and outstanding shares, while HFO owns approximately 8.74 % of our issued and outstanding shares. As of the date of this report, we have 7,407,955 ordinary shares issued and outstanding.

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

Corporate Information

Our principal executive offices are located at Gedung Graha Anugerah, Jl. Raya Pasar Minggu No. 17A, Kelurahan Pancoran, Kecamatan Pancoran, Jakarta Selatan 12780 - Indonesia. Our telephone number at this address is +62 21 576 8888. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands. Our web site is located at www.indo-energy.com. The information contained on our website is not incorporated by reference into this report, and the reference to our website in this report is an inactive textual reference only.

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

The table below shows the individual qualifications of our internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	43	12	-	33	22
Djoko Martianto	Petroleum Engineering	B.S.	41	31	12	-	10
Denny Radjawane	Geophysics	M.S.	30	12	-	20	14
Fransiska Sitinjak	Petroleum Engineering	M.S.	17	7	12	-	8
Yudhi Setiawan	Geology	B.S.	18	12	4	6	3
Oni Syahrial	Geology	B.S.	14	-	-	14	8
Juan Chandra	Geology	B.S.	15	-	-	15	9

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

We currently generate revenue from Kruh Block and profit sharing from the sale of the crude oil under our new 10-year Joint Operation Partnership (or KSO) that commenced in May 2020 by Pertamina. Prior to May 2020, Kruh Block was operated under a TAC agreement. Under our KSO, we have the operatorship to, but not the ownership of, the extraction and production of oil from the designated oil deposit location in Indonesia until May 2030. During the operations, our company pays all expenditures and obligations incurred including but not limited to exploration, development, extraction, production, transportation, abandonment and site restoration. Under the TAC, revenue is recognized based on the prevailing ICP through GWN from the 65% (sixty-five percent) of monthly proceeds as monthly cost recovery entitlement plus 26.7857% (twenty six point seven eight five seven percent) of the remaining proceeds from the sale of the crude oil after monthly cost recovery entitlement as part of the profit sharing. For the KSO, with an 80% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by our company and the prevailing ICP published by the Government of Indonesia plus 80% of the operating cost per bbl multiplying Non-Shareable Oil (“NSO”). In addition, we are also entitled to an additional 23.5294% (twenty-three point five two nine four percent) of the remaining 20% of such sales proceeds as part of the profit sharing. The main differences between the two contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a NSO production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per bbl multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract will not be carried over to the KSO, meaning that the cost recovery balance were reset to nil with the commencement of the operatorship under the KSO in May 2020.

Our revenue and potential for profit depend mostly on the level of oil production in Kruh Block and the ICP that is correlated to international crude oil prices. Therefore, the biggest factor affecting our financial results in 2019 and 2018 was the volatility in the price of crude oil. For the year ended December 31, 2020, ICP decreased to an average of $37.58 per Bbl., 39.28% lower when compared to the ICP average of $61.89 per Bbl. for the year ended December 31, 2019, which reduced the financial performance of our company in 2019.

Since the commencement of operations in 2014 (then via our now subsidiary WJ Energy), the natural resources industry has gone through a dramatic change. The downturn in the price of crude oil during this period has impacted our results of operations, cash flows, capital and exploratory investment program and production outlook. A sustained lower price environment could result in the impairment or write-down of specific assets in future periods. During 2016, oil price crisis hit its bottom with an ICP of only $25.83 per Bbl. in the month of January. As a result of this low price, our operations went through a cost analysis procedure in order to determine the economic limit of each of our producing wells at Kruh by identifying their respective direct production cost. Accordingly, we closed a total of 6 wells that were producing less than 10 BOPD each that year. We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in March 2021 and new drilling commenced in April 2021. The reserve estimate will be updated in mid-2021 after new production begins in the second quarter of 2021.

Key Components of Results of Operations

For the years ended December 31, 2020 and 2019

Financial and operating results for the year ended December 31, 2020 compared to the year ended December 31, 2019 are as follows:

●	Total oil production decreased approximately 20.29%, from 90,989 Bbl. for the year ended December 31, 2019 to 72,524 Bbl. for the same period in 2020, which resulted in lower revenue and cost recovery entitlements for the year ended December 31, 2020 than for the same period in 2019. This decrease was due to the decrease of the reservoir pressure which comes naturally in the primary recovery production phase for our four existing wells.

●	ICP decreased 39.28% from an average price of $61.89 per Bbl. for the year ended December 31, 2019 to $37.58 per Bbl. for the same period in 2020, reducing our revenue and cost recovery entitlements. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2020, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price.

●	Revenue decreased by $2,202,581, or 52.65%, from $4,183,354 for the year ended December 31, 2019 to $1,980,773 for the same period in 2020 due to a combination of lower ICP and lower production.

●	General and administrative expenses increased by $4,099,543 or 168.42%, for the year ended December 31, 2020 when compared to the same period in 2019. Major expenses for the years ended December 31, 2020 were employee salary (including share-based compensation expense), professional fees, director and officer insurance expense, and travel expenses.

●	The amount of lease operating expenses decreased by approximately $456,374 or 18.45%, for the year ended December 31, 2020 when compared to the same period in 2019 mainly because of the decline in production in Kruh Block.

●	We incurred net loss of $6,951,698 for the year ended December 31, 2020 from a net loss of $1,673,735 for the same period in 2019 due to a combination of the factors stated above.

●	The average production cost per barrel of oil for the year ended December 31, 2020 was $27.82 compared to $21.34 for the year ended December 31, 2019, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 30% due to a combination of the factors discussed above.

For the years ended December 31, 2019 and 2018

Financial and operating results for the year ended December 31, 2019 compared to the year ended December 31, 2018 are as follows:

●	Total oil production decreased approximately 23.55%, from 119,017 Bbl. for the year ended December 31, 2018 to 90,989 Bbl. for the same period in 2019, which resulted in lower revenue and cost recovery entitlements for the year ended December 31, 2019 than for the same period in 2018. This decrease was due to the decrease of the reservoir pressure which comes naturally in the primary recovery production phase for our four existing wells.

●	ICP decreased 6.40% from an average price of $66.12 per Bbl. for the year ended December 31, 2018 to $61.89 per Bbl. for the same period in 2019, reducing our revenue and cost recovery entitlements. The ICP, that correlates to the international crude oil price, is determined by MEMR. Throughout 2019, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price.

●	Revenue decreased by $ 1,672,987, or 28.57%, from $ 5,856,341 for the year ended December 31, 2018 to $ 4,183,354 for the same period in 2019 due to a combination of lower ICP and production.

●	General and administrative expenses increased by $417,989, or 20.73%, for the year ended December 31, 2019 when compared to the same period in 2018. Major expenses for the years ended December 31, 2019 and 2018 were $824,780 and $693,332 in legal and other professional expenses associated with our initial public offering, which was consummated in 2019, $829,577 and $922,377 in salaries and employee benefits, and $247,817 and nil in share-based compensation, respectively.

●	The amount of lease operating expenses decreased by approximately $66,123 or 2.60%, for the year ended December 31, 2019 when compared to the same period in 2018 mainly because of the decline in production in Kruh Block.

●	We incurred net loss of $1,673,735 for the year ended December 31, 2019 from a net income of $140,988 for the same period in 2018 due to a combination of the factors stated above.

●	The average production cost per barrel of oil for the year ended December 31, 2019, was $27.19 compared to $21.34 for the year ended December 31, 2018, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 27.40% due to a combination of the factors discussed above.

Trends Affecting Future Operations

The factors that will most significantly affect results of operations will be (i) the selling prices of crude oil and natural gas, and (ii) the amount of production from oil or gas wells in which we have an interest. Our revenues will also be significantly impacted by its ability to maintain or increase oil or gas production through exploration and development activities.

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

We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in March 2021 and new drilling commenced in April 2021. The reserve estimate will be updated in mid-2021 after new production begins in the second quarter of 2021.

Other than the foregoing, the management is unaware of any other trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

Results of Operations

The table below sets forth certain line items from our Consolidated Statement of Operations for the years ended December 31, 2020, 2019 and 2018:

	For The Years Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Revenue	$1,980,773	$4,183,354	$5,856,341
Lease operating expenses	2,017,856	2,474,230	2,540,353
Depreciation, depletion and amortization	698,851	876,676	1,156,494
General and administrative expenses	6,533,642	2,434,099	2,016,110
Exchange gain (loss)	132,033	(51,584)	42,056
Other income (expenses), net	185,845	(20,500)	(44,452)
(Loss) income before income tax	(6,951,698)	(1,673,735)	140,988
Income tax provision	-	-	-
Net (loss) income	$(6,951,698)	$(1,673,735)	$140,988

Year ended December 31, 2020 compared with year ended December 31, 2019

Revenue

Total revenue for the year ended December 31, 2020 were $1,980,773 compared to $4,183,354 for the year ended December 31, 2019, a decrease of $2,202,581 due to decrease in production and ICP.

Lease operating expenses

Lease operating expenses decreased by $456,374, or 18.45%, for the year ended December 31, 2020 compared to the same period in 2019 mainly because of the decline in production in Kruh Block.

Depreciation, depletion and amortization (DD&A)

The amount of DD&A decreased by $177,825, or 20.28%, for the year ended December 31, 2020 compared to the same period in 2019 due to (i) a decline in depletion expense of $162,790 from the reduced production and (ii) the reduced depreciation of $15,035 coming naturally from the declining balance method.

General and Administrative Expenses

General and administrative expenses increased by $4,099,543, or 168.42%, for the year ended December 31, 2020 when compared to the same period in 2019 due to an increase of employee salary and share-based compensation, professional fees, D&O insurance expense, and travel expenses.

Exchange gain

We had exchange gain of $132,033 for the year ended December 31, 2020, as compared to exchange loss of $51,584 for the same periods ended in 2019. The change was primarily due to the fluctuation of the exchange rate.

Other income (expenses), net

There was other income, net for the year ended December 31, 2020 when compared to net other expenses in the same period in 2019 due to the income from the write-off of account payable and realized actuarial gain, partially offset by the record of non-recoverable expense related to Kruh Block’s operations in the year ended December 31, 2020.

Net Loss

We had net loss for the year ended December 31, 2020 in the amount of $6,951,698 compared to $1,673,735 for the same periods in 2019, which was due to the combination of the above factors discussed.

Year ended December 31, 2019 compared with year ended December 31, 2018

Revenue

Total revenue for the year ended December 31, 2019 were $4,183,354 compared to $5,856,341 for the year ended December 31, 2018, a decrease of $1,672,987 due to decrease in production and ICP.

Lease operating expenses

Lease operating expenses decreased by $66,123, or 2.60%, for the year ended December 31, 2019 compared to the same period in 2018 mainly because of the decline in production in Kruh Block.

Depreciation, depletion and amortization (DD&A)

The amount of DD&A decreased by $279,818, or 24.20%, for the year ended December 31, 2019 compared to the same period in 2018 due to (i) the reduced depletion expense of $261,251 from the reduced production and (ii) the reduced depreciation of $18,567 coming naturally from the declining balance method.

General and Administrative Expenses

General and administrative expenses increased by $417,989, or 20.73%, for the year ended December 31, 2019 when compared to the same period in 2018 due to an increase of fees incurred for professional parties in relation to our public offering, issuance of share options to our senior management members and an increase of travel expenditures.

Exchange (loss) gain

We had exchange loss of $51,584 for the year ended December 31, 2019, as compared to exchange gain of $42,056 for the same periods ended in 2018. The change was primarily because we settled all of the debts owed to our related parties and realized exchange gain of $55,758 for the year ended December 31, 2018, while no such situation for the same periods ended in 2019.

Other expenses

Other expenses decreased by $23,952, or 53.88%, for the year ended December 31, 2019 when compared to the same period in 2018 due to the income from the write-off of account payable, offset by the record of non-recoverable expense related to Kruh Block’s operations.

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

We currently generate revenue from Kruh Block and profit sharing from the sale of the crude oil under our new 10-year Joint Operation Partnership (or KSO) that commenced in May 2020 by Pertamina. Prior to May 2020, Kruh Block was operated under a TAC agreement. In the KSO contract, revenue is recognized through GWN from the 80% (eighty percent) of monthly proceeds excluding NSO (non-shareable oil) as monthly cost recovery entitlement plus 23.5294% (twenty-three point five two nine four percent) of the remaining proceeds from the sale of the crude oil after monthly cost recovery entitlement as part of the profit sharing.

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

There were no significant contract liabilities or transaction price allocations to any remaining performance obligations as of December 31, 2020.

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

Accounts receivable and other receivables, net– Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable and other receivables. We determine the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We did not have any off-balance-sheet credit exposure relating to our customers, suppliers or others. For the years ended December 31, 2020, 2019 and 2018, we did not record any allowances for doubtful accounts against accounts receivable and other receivables nor did we charge off any such amounts, respectively.

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

Oil and gas property, net, Full cost method – We follow the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, such as the TAC Kruh Block, are capitalized. As of December 31, 2020 and 2019, all capitalized costs associated with Kruh Block’s reserves were subject to amortization.

Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2020, 2019 and 2018, respectively.

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

For the years ended December 31, 2020, 2019 and 2018, the estimated proved reserves were considered based on the operatorship of the Kruh Block expiring in May 2030, as we completed all administrative steps of the process to obtain the extension of the operatorship of the Kruh Block in the last quarter of 2018 and the uncertainty regarding the extension was removed.

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

Liquidity and Capital Resources

We generated a net loss of $6,951,698 and net cash used in operating activities of $5,571,947 for the year ended December 31, 2020. In addition, we have an accumulated deficit of $27,734,782 and working capital of $9,413,594 as of December 31, 2020. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve profitability for the foreseeable future. If we are unable to increase revenue or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

Moreover, considering our planned level of capital expenditures expected during the next twelve months, there will be an expected capital deficit to occur. These conditions raise substantial doubt about our ability to continue as a going concern, and our auditor’s report on our December 31, 2020 financial statements includes an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

Our principal sources of liquidity include cash generated from operating activities, proceeds from our initial public offering which was completed on December 19, 2019 (the “IPO”), as well as short-term and long-term borrowings from third parties or related parties. On July 19, 2016, we entered into a loan agreement with Thalesco Eurotronics Pte Ltd. (a third party) and obtained a loan facility in the amount of $2,000,000 with original maturity date on July 30, 2017, renewed until July 30, 2020 to finance the drilling of one well in Kruh Block.On June 3, 2019, the loan was further extended until May 22, 2023. The loan bears an interest rate of 1.5% per annum. We also obtained a credit facility in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of 1 year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which we deposited a balance of $2,000,000 for the purpose of pledging this loan. On August 25, 2020 we repaid $1,000,000 towards the loan from Thalesco Eurotronics Pte Ltd. As of the end of 2020 and 2019, the amount due to Thalesco Eurotronics Pre Ltd. was $1,000,000 and $2,000,000, respectively.

On December 23, 2019, we consummated our IPO of 1,363,637 shares of our ordinary shares at a public offering price of $11.00 per ordinary share for gross proceeds of $15,000,007 before underwriting discounts, commissions and expenses.

As of the date of the issuance of this annual report, we had approximately $4.6 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. In addition, and notwithstanding the going concern opinion included as part of our auditor’s report on our December 2020 financial statements, we believe we will have continued access to financial support from our principal shareholder in fulfilling our capital requirements. We expect to fund any shortfall in cash requirements through bank debt with banks in Indonesia with which we have pre-existing relationships and through potential public or private issuances of our securities. We will also continue to focus on improving operational efficiency and cost reductions and developing our core cash-generating business as planned. We intend to meet our cash requirements for the 12 months following the date of the issuance of this annual report through operations and the foregoing potential funding opportunities.

Based on our current liquidity and anticipated funding requirements, we will likely need additional capital in the future to fund our operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available from any source in amounts or on terms acceptable to us, if at all or, therefore, that we will be able to alleviate our anticipated funding requirements.

In light of the COVID-19 pandemic and due to the recent volatility in oil prices, we have added flexibility with respect to our planned capital expenditures by limiting our contractual exposure and commitments to the drilling of only a limited number of wells at a time throughout our Kruh Block drilling program in order to reduce liquidity risks and risks related to our ability to continue as a going concern in the event that oil prices remain volatile or become depressed for the foreseeable future.

Cash flows

The following table sets forth certain historical information with respect to our statements of cash flows for the years ended December 31, 2020, 2019 and 2018:

	For The Years Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Net cash (used in) provided by operating activities	$(5,186,048)	$(439,794)	$1,920,219
Net cash used in investing activities	(357,333)	(1,045,579)	(853,580)
Net cash (used in) provided by financing activities	(1,125,289)	13,124,250	1,170,287
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	-	-	-
Net change in cash and cash equivalents, and restricted cash	$(6,668,670)	$11,638,877	$2,236,926)
Cash and cash equivalents, and restricted cash at beginning of year	16,072,169	4,433,292	2,196,366
Cash and cash equivalents, and restricted cash at end of year	$9,403,499	$16,072,169	$4,433,292

Year ended December 31, 2020 compared with year ended December 31, 2019

Operating activities

Operating activities used $5.19 million in cash for the year ended December 31, 2020, as compared to $0.44 million for 2019. The increase of approximately $4.75 million in the amount of net cash used in operating activities is primarily due to an increase of net loss after adjusting non-cash items of approximately $3.21 million for the year ended December 31, 2020 compared to $0.49 million for 2019. Furthermore, other contributions for the increase net cash used in operating activities for the year ended December 31, 2020 comparing to 2019 included approximately $1.05 million of cash outflow from account receivables and approximately $0.91 million cash outflow from other assets-current, accounts payable and accrued expenses.

Investing activities

Net cash used in investing activities for the year ended December 31, 2020 was approximately $0.36 million, as compared to approximately $1.05 million for the year ended December 31, 2019. The decrease of approximately $0.69 million of net cash used in investing activities was primarily a result of a decrease of cash paid for deferred charges of $0.50 million and cash paid for oil and gas property of $0.19 million.

Financing activities

Cash used in financing activities for the year ended December 31, 2020 amounted to $1.13 million and primarily consisted of the repayment of long-term loan to a third party and repayment of bank loan of about $0.13 million. Cash provided by financing activities for the year ended December 31, 2019 amounted to $13.12 million and primarily consisted of the proceeds from our IPO offering of $13.65 million, partially offset by payment for IPO cost of $0.53 million.

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

Capital Expenditures

We made capital expenditures of $127,167 and negative $1,045,579 for the years ended December 31, 2020 and 2019, respectively, which were primarily related to the development and exploration of the oil and gas property, purchases of property and equipment, as well as the deferred charges related to the acquisition of operatorship contract.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, and results of operations, liquidity or capital resources.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

		Future commitments
	Nature of commitments	2021	2022	2023 and beyond
Citarum Block PSC
Environmental Permits		34,653	-	-
G&G studies	(c)	-	150,000	950,000
2D seismic	(c)	-	3,384,727	2,750000
3D seismic		-	-	2,100,000
Exploratory Well		-	-	30,000,000
Total commitments -Citarum PSC		$34,653	$3,534,727	$35,800,000
Kruh Block KSO
Operating lease commitments	(a)	$1,364,917	$3,131,019	$21,864,512-
Pruduction facility		349,726	1,500,000	2,500,000
G&G studies	(c)	-	200,000	1,300,000-
2D seismic	(c)	1,153,163	-	-
3D seismic	(c)	1,119,816	-	-
Drilling and sand fracturing	(c)	7,500,000	9,000,000	10,500,000-
Workover	(c)	292,376	-	-
Re-opening	(c)	63,200	-	-
Abandonment and Site Restoration	(b)	32,125	32,125	240,939
Total commitments - Kruh KSO		$11,875,323	$13,863,144	$36,405,451
Total Commitments		$11,909,976	$17,397,871	$72,205,451

Nature of commitments:

(a) Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease presents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of the operating leases are related with the equipment and machinery used in oil production. Rental expenses under operating leases for the years ended December 31, 2020, 2019 and 2018 were $1,167,097, $1,204,204 and $901,106, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dr. Wirawan Jusuf	35	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	67	President
Chia Hsin “Charlie” Wu	68	Chief Operating Officer
Mirza F. Said	55	Chief Business Development Officer and Director
James J. Huang	34	Chief Investment Officer and Director
Gregory L. Overholtzer	64	Chief Financial Officer
Mochtar Hussein	63	Independent Director
Benny Dharmawan	38	Independent Director
Tamba P. Hutapea	62	Independent Director
Michael Peterson	59	Independent Director

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

Frank C. Ingriselli has served as our President since February 2019. With over 40 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging exploration and production experience in diverse geographies, business climates and political environments. From 2005 to 2018, Mr. Ingriselli was the founder, President, CEO and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on the NYSE American. Prior to founding these two companies, from 1979 to 2001, Mr. Ingriselli worked at Texaco in diverse senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development. The positions Mr. Ingriselli held at Texaco included President of Texaco Technology Ventures, President and CEO of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations, where he directed Texaco’s global initiatives in exploration and development. While at Texaco, Mr. Ingriselli, among other activities, led Texaco’s initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries. Mr. Ingriselli has served as an independent member of the Board of Directors of NXT Energy Solutions Inc. (TSX:SFD; OTC QB:NSFDF) since 2019 and is also on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a charitable public foundation. From 2016 through 2018, Mr. Ingriselli founded and was the President and CEO of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes. Mr. Ingriselli graduated from Boston University in 1975 with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance in 1977 and a J.D. from Fordham University School of Law in 1979.

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

Tamba P. Hutapea has served as a Director of our company since October 2018. Since 2004, Mr. Hutapea has served in several Head and Directorial roles within Indonesia Investment Coordinating Board (or BKPM). Mr. Hutapea’s enriched experiences within BKPM contributed greatly to his core competency in investment planning and policy, investment licensing, investment compliance and corporate governance. From 2011 to August 2018, Mr. Hutapea served as the BKPM’s Deputy Chairman of Investment Planning. Previously, Mr. Hutapea acted as the Director of Investment Planning for Agriculture and Other Natural Resources from 2010 to 2011. Prior that role, he was the Director of Investment Deregulation from 2007 to 2010. From 2006 to 2007, Mr. Hutapea served as the Head of Bureau of Planning and Information. Between 2005 and 2006, he acted as the Director of Region III (Sulawesi, DI Jogyakarta & Central Java). From 2004 to 2005, Mr. Hutapea was the Director of Investment Facility Services. Mr. Hutapea earned his Master of City Planning at the University of Pennsylvania his Bachelor’s degree in Agronomy at the Bogor Agricultural University in Bogor, West Java. We believe Mr. Hutapea is qualified to be a Director of our company because of his professional accomplishments within multiple senior investment management roles within BKPM, as well as his enhanced knowledge and skills in investment planning and management.

Michael L. Peterson has served as a Director of our company since January 2021. Since December 2020, he has served as the Chief Executive Officer of Nevo Motors, Inc., a company that is commercializing low carbon emission trucks. From 2011 to 2018, Mr. Peterson served in several executive officer positions at PEDEVCO Corp. (NYSE American: PED), a public company engaged primarily in the acquisition, exploration, development and production of oil and natural gas shale plays in the United States. These positions included as Chief Executive Officer, President, Chief Financial Officer and Executive Vice President. Since August 2016, Mr. Peterson has served as an independent director on the board of TrxAde Group, Inc. (NASDAQ: MEDS), a web-based pharmaceutical market platform headquartered in Florida. From 2006 and 2012, he served in several executive positions at Aemetis, Inc. (formerly AE Biofuels Inc.), a Cupertino, California-based global advanced biofuels and renewable commodity chemicals company. These positions included as Interim President, Director and Executive Vice President. From December 2008 to July 2012, Mr. Peterson also served as Chairman and Chief Executive Officer of Nevo Energy, Inc. (formerly Solargen Energy, Inc.), a Cupertino, California-based developer of utility-scale solar farms which he helped form, which is currently operating as Nevo Motors, Inc.). From 2005 to 2006, Mr. Peterson served as a managing partner of American Institutional Partners, a venture investment fund based in Salt Lake City. From 2000 to 2004, he served as a First Vice President at Merrill Lynch, where he helped establish a new private client services division to work exclusively with high-net-worth investors. From September 1989 to January 2000, Mr. Peterson was employed by Goldman Sachs & Co. in a variety of positions and roles, including as a Vice President with the responsibility for a team of professionals that advised and managed over $7 billion in assets. Since Mr. Peterson’s retirement from Pedevco in 2018, he has served as the President of the Taipei Taiwan Mission of The Church of Jesus Christ of Latter-day Saints, in Taipei, Taiwan. Mr. Peterson received his Master degree of Business Administration at the Marriott School of Management and a Bachelor’s degree in statistics/computer science from Brigham Young University. Mr. Peterson is qualified to be a Director of our company due to his experience in managing, operating and growing both public and private companies, especially those active in the energy industry.

Family Relationships and Conflicts of Interests

There are no family relationships between any of our officers and directors. We are not aware of any conflicts of interests related to our officers and directors arising from the management and operations of our business.

Board of Directors and Committees

General

Our board of directors consists of seven (7) directors. A majority of our board of directors (namely, Mochtar Hussein, Benny Dharmawan, Tamba P. Hutapea and Michael L. Peterson) are independent, as such term is defined by the NYSE American. The members of our board of directors are elected annually at our annual general meeting of shareholders.

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

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Michael L. Peterson (3)	(2)	—	—
Tamba P. Hutapea	—	(1)	(2)
Benny Dharmawan	(1)	(2)	(1)
Mochtar Hussein	(1)	(1)	—

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

Duties of Directors

As a matter of Cayman Islands law, a director owes three types of duties to the company: (a) statutory duties, (b) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time (our “Articles of Association”). We have the right to seek damages if a duty owed by any of our directors is breached. Our board of directors.

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

The Articles of Association provide, to the extent permitted by law, for the indemnification of each existing or former director (including alternate director), secretary and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2020 and 2019.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(2)	Total ($)
Dr. Wirawan Jusuf	2020	297,000	-	-	21,069	-	-	-	318,069
Chief Executive Officer	2019	176,100	-	-	21,069	-	-		197,169

Frank C. Ingriselli	2020	150,000	-	-	155,885	-	-	-	305,885
President	2019	62,500	-	-	155,885	-	-	-	218,385

Gregory L. Overholtzer	2020	80,000	-	-	-	-	-	-	80,000
Chief Financial Officer	2019	33,333	-	-	-	-	-	-	33,333

Mirza F. Said	2020	204,000	-	-	24,843	-	-	-	228,845
Chief Business Development Officer	2019	137,243		-	24,843	-	-		162,086

Chia Hsin “Charlie” Wu	2020	204,000	-	-	24,843	-	-	-	228,845
Chief Operating Officer	2019	68,750	-	-	24,843	-	-	-	93,593

James J. Huang	2020	240,000	-	-	24,843	-	-	-	264,843
Chief Investment Officer	2019	144,879	-	-	24,843	-	-	-	169,722

(1) The options and bonus were granted pursuant to agreement between the executives and our company. The values of the option awards represent grant-date fair values without regard to forfeitures.

(2) All other compensation refers to income tax withholding under Indonesian law. Salaries in Indonesia are negotiated on a “take home pay” basis. Therefore, we pay the income withholding tax on behalf of the employee, which is legally considered part of the employee’s compensation.

Outstanding Equity Awards at 2020 Year-End

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2020.

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

Eligibility

Our employees, directors, officers and consultants (and those of any affiliated companies of ours) are eligible to participate in the 2018 Plan. The Compensation Committee has the authority to determine who will be granted an award under the 2018 Plan, however, it may delegate such authority to one or more of our officers under the circumstances set forth in the 2018 Plan; provided, however, that all awards made to non-employee Directors shall be determined by our board of directors in its sole discretion.

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

Frank Ingriselli

On February 27, 2019, our board of directors approved an employment agreement with Frank Ingriselli and we entered into such agreement (which we refer to as the Ingriselli Agreement) with Mr. Ingriselli effective February 1, 2019, under which he serves as our President. We also entered into a share option agreement with Mr. Ingriselli effective as of February 1, 2019. On January 23, 2020, we entered into an amendment to the Ingriselli Agreement (the “Ingriselli Amendment”).

The Ingriselli Agreement had an initial term beginning on February 1, 2019, and expired one (1) year from such date. The Ingriselli Amendment extends the term of Mr. Ingriselli’s employment as the President of the Company for a two-year term commencing on February 1, 2020 and terminating on January 31, 2022, unless terminated earlier pursuant to the Ingriselli Agreement. The Ingriselli Agreement is not subject to automatic renewal.

Pursuant to the terms and provisions of the Ingriselli Agreement, as amended by the Ingriselli Amendment, Mr. Ingriselli is entitled to an annual base salary of $150,000 and a $75,000 cash bonus for services rendered during the year ended December 31, 2019. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion. Pursuant to the Ingriselli Amendment, Mr. Ingriselli was also granted 35,000 ordinary shares of the Company as an equity incentive award for his continued service as President of the Company. The vesting schedule of these shares is as follows: 18,750 vested on December 19, 2019, 9,375 will vest on June 16, 2020, and 9,375 will vest on December 19, 2020. The award also includes a 180-day lock-up period from the date of vesting. Participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

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

Non-Employee Director Compensation

For the year ended December 31, 2020, none of our non-employee directors received any compensation.

Equity Awards for Non-Employee Directors

As of December 31, 2020, none of our non-employee directors were granted any options.

Employees

As of December 31, 2020, we had 28 permanent employees and 34 contract employees, respectively. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we believe we maintain good relationships with our employees.

The table below sets forth the breakdown of our employees by function as of December 31, 2020:

Function	Number of Employees	% of Total
Senior Management	6	9.68%
Subsurface	3	4.84%
Engineering	3	4.84%
Operation and Production	3	4.84%
Finance and Accounting	6	9.68%
Administration, Procurement and Human Resources	5	8.06%
Health, Safety, Security and Environment (or HSSE)	1	1.61%
Local Relations	1	1.61%
Operation Contract Employees (production, construction and HSSE)	34	54.84%
Total	62	100%

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table presents information as to the beneficial ownership of our ordinary shares as of the May 17, 2021 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of May 17, 2021 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our ordinary shares in the following table is based on 7,427,955 ordinary shares outstanding on May 17, 2021. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Indonesia Energy Corporation Limited., Gedung Graha Anugerah, Jl. Raya Pasar Minggu No. 17A, Kelurahan Pancoran, Kecamatan Pancoran, Jakarta Selatan 12780 - Indonesia.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Dr. Wirawan Jusuf (1)	5,222,222	70.30%
Frank C. Ingriselli (2)	20,000	*
Mirza F. Said (3)	—	—
James J. Huang (4)	—	—
Chia Hsin “Charlie” Wu (5)	—	—
Gregory L. Overholtzer	—	—
Mochtar Hussein	—	—
Benny Dharmawan	—	—
Tamba P. Hutapea	—	—
Michael L. Peterson	—	—
All directors and officers as a group	5,242,222	70.57%
5% shareholders:
MADERIC Holding Limited (1)	5,222,222	70.30%
HFO Investment Group Limited (6)	647,778	8.72%

(1)	Dr. Wirawan Jusuf holds voting and dispositive control over, and thus beneficial ownership of, the shares held by MADERIC Holding Limited. Excludes options to purchase 150,000 of our ordinary shares with an exercise price of $11.00 per share which vest as follows: (a) 50,000 ordinary shares on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares on the third anniversary of the closing of our initial public offering (assuming, in each case, that Dr. Jusuf is then still employed by us).

(2)	Beneficial ownership consists of options to purchase 20,000 of our ordinary shares with an exercise price of $11.00 per share which vest on closing of our initial public offering. Excludes options to purchase 18,750 of our ordinary shares with an exercise price of $11.00 per share, which vest as follows: (a) 9,375 ordinary shares on the 180th day following the closing of our initial public offering and (b) 9,375 ordinary shares on the first anniversary of the closing of our initial public offering (assuming, in each case, that Mr. Ingriselli is then still employed by us).

(3)	Excludes options to purchase 150,000 of our ordinary shares with an exercise price of $11.00 per share which vest as follows: (a) 50,000 ordinary shares on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares on the third anniversary of the closing of our initial public offering (assuming, in each case, that Mr. Said is then still employed by us).

(4)	Excludes options to purchase 150,000 of our ordinary shares with an exercise price of $11.00 per share, which vest as follows: (a) 50,000 ordinary shares on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares on the third anniversary of the closing of our initial public offering (assuming, in each case, that Mr. Huang is then still employed by us).

(5)	Excludes options to purchase 150,000 of our ordinary shares with an exercise price of $11.00 per share, which vest as follows: (a) 50,000 ordinary shares on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares on the third anniversary of the closing of our initial public offering (assuming, in each case, that Mr. Wu is then still employed by us).

(6)	Wan-Yu Huang (the adult sister of James J. Huang, our Chief Investment Officer) has voting and dispositive control over the shares held by HFO Investment Group Limited. The number of ordinary shares held by HFO Investment Group Limited decreased from 777,778 as of June 12, 2020 due to the transfer of an aggregate of 130,000 ordinary shares by HFO Investment Group Limited to Chien-Chia Chiu and Chien-Ta Chiu in January 2021.

*	Less than one percent

Related Party Transactions

Other than the executive and director compensation and other arrangements discussed in the “Item 6. Directors, Senior Management and Employees” of this annual report, we have not entered into any transactions to which we or our subsidiaries have been or are a party of the type which is required to be disclosed under Item 7.B of the Form 20-F instructions.

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

Dividend Policy

Subject to the provisions of the Companies Act and any rights for the time being attaching to any class or classes of shares, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the provisions of the Companies Act and any rights for the time being attaching to any class or classes of shares, our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

The Company’s ordinary shares are listed on the NYSE American under the symbol “INDO.”

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

Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of our company; or

(ii)	by way of the withholding in whole or in part of any “relevant payment” as defined in section 6(3) of the Tax Concessions Act (Revised).

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

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

●	an estate, whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person.

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

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder’s particular circumstances, including Medicare tax imposed on certain investment income. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

●	broker dealers or insurance companies;

●	U.S. Holders who have elected mark-to-market accounting;

●	tax-exempt organizations or pension funds;

●	regulated investment companies, real estate investment trusts, insurance companies, financial institutions or “financial services entities”;

●	U.S. Holders who hold ordinary shares as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” or other integrated investment;

●	U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our ordinary shares;

●	U.S. Holders whose functional currency is not the U.S. Dollar;

●	U.S. Holders who received ordinary shares as compensation;

●	U.S. Holders who are otherwise subject to UK taxation;

●	persons holding ordinary shares in connection with a trade or business outside of the United States; and

●	certain expatriates or former long-term residents of the United States.

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

We will also provide without charge to each person, including any beneficial owner of our ordinary shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to James J. Huang, Chief Investment Officer, Indonesia Energy Corporation Limited, Gedung Graha Anugerah, Jl. Raya Pasar Minggu No. 17A, Kelurahan Pancoran, Kecamatan Pancoran, Jakarta Selatan 12780 - Indonesia.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

As of December 31, 2020 and 2019, all of the Company’s accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the TAC by Pertamina. This concentration of receivables from one party may impact the Company’s overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2020, 2019 and 2018, 100% of the Company’s revenues were generated through the operatorship of Kruh Block. The Company does not believe that there will be any material adverse change in the operatorship of Kruh Block or the TAC.

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

Use of Proceeds

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2020 were ineffective.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2020 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

C. Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have implemented and planned to implement a number of measures to address the material weakness by implementing the following measures:

●	We are in the process of hiring additional qualified finance and accounting staff with working experience in U.S. GAAP and SEC reporting requirements.

●	We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

●	We intend to establish an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements.

●	We intend to engage professional financial advisory firms if necessary to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Michael L. Peterson, is an independent director and a member and chairperson of our audit committee, is an “Audit Committee Financial Expert” under Section 407(d)(5) of Regulation S-K promulgated under the Securities and Exchange Act of 1934, as amended, and the corporate governance rules of NYSE American.

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

ITEM 16C. AUDIT-RELATEDFEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP (“MBP”), for the years ended December 31, 2020 and 2019:

$’000	2019	2020
Audit fees[1]	$195	$245
Other audit service fees[2]	79	-
Total fees	$274	$245

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

We have not engaged MBP to provide tax compliance, tax advice, tax planning or any other services.

In accordance with our charter, the audit committee is required to pre-approve all audit and non-audit services to be performed by our independent auditors and the related fees for such services other than prohibited non-auditing services as promulgated under rules and regulations of the SEC (subject to the inadvertent de minimis exceptions set forth in the Sarbanes-Oxley Act of 2002 and the SEC rules). Subsequent to our initial public offering in December 2020, all services performed by MBP for our benefit were pre-approved by the audit committee in accordance with its charter and all applicable laws, rules and regulations.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of MBP, is set forth on pages F-1 through F-34 and are filed as part of this annual report.

ITEM 19. EXHIBITS

		Incorporated Herein by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum of Association of the Registrant	F-1	333-232894	3.1	November 12, 2019
1.2	Amended and Restated Articles of Association of the Registrant	F-1	333-232894	3.2	November 12, 2019
4.1	Underwriting Agreement, dated December 19, 2019, by and between Indonesia Energy Corporation Limited and Aegis Capital Corp.	F-1	333-232894	1.1	November 29, 2019
4.2	Sale and Purchase of Shares and Receivables Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited, HFO Investment Group Limited, Opera Cove International Limited and WJ Energy Group Limited.	F-1	333-232894	10.1	July 30, 2019
4.3	Debt Conversion Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited and HFO Investment Group Limited	F-1	333-232894	10.2	July 30, 2019
4.4	Debt Acknowledgement Note, dated June 30, 2018 (Maderic Holdings Limited)	F-1	333-232894	10.3	July 30, 2019
4.5	Debt Acknowledgement Note, dated June 30, 2018 (HFO Investment Group)	F-1	333-232894	10.4	July 30, 2019
4.6	Contract regarding acquisition of Citarum Block and/or the 2016 joint study regarding the Citarum Block (Joint Study Agreement)	F-1	333-232894	10.5	November 12, 2019
4.7	Technical Assistance Contract with PT Pertamina in regards to the Kruh Block	F-1	333-232894	10.6	July 30, 2019
4.8	Letter extending Kruh contract	F-1	333-232894	10.7	August 21, 2019
4.9	Employment Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf	F-1	333-232894	10.8	July 30, 2019
4.10	Share Option Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf	F-1	333-232894	10.9	July 30, 2019
4.11	Employment Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli	F-1	333-232894	10.10	July 30, 2019
4.12	Share Option Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli	F-1	333-232894	10.11	July 30, 2019
4.13	First Amendment to Employment Agreement, dated January 23. 2020, between the Company and Frank Ingriselli	6-K	001-39164	10.1	January 29, 2020
4.14	Employment Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu	F-1	333-232894	10.12	July 30, 2019
4.15	Share Option Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu	F-1	333-232894	10.13	July 30, 2019
4.16	Employment Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said	F-1	333-232894	10.14	July 30, 2019
4.17	Share Option Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said	F-1	333-232894	10.15	July 30, 2019
4.18	Employment Agreement, dated February 1, 2019, between the Registrant and James J. Huang	F-1	333-232894	10.16	July 30, 2019
4.19	Share Option Agreement, dated February 1, 2019, between the Registrant and James J. Huang	F-1	333-232894	10.17	July 30, 2019
4.20	Employment Agreement, dated February 1, 2019, between the Registrant and Gregory L. Overholtzer	F-1	333-232894	10.18	July 30, 2019
4.21	First Amendment to Employment Agreement, dated January 29. 2020, between the Company and Gregory Overholtzer	6-K	001-39164	10.2	January 29, 2020
4.22	Indonesian Energy Corporation Limited 2018 Equity Incentive Plan	F-1	333-232894	10.19	July 30, 2019
4.23	Loan Agreement, dated January 30, 2019, between Maderic Holdings Limited and WJ Energy Group Limited.	F-1	333-232894	10.20	November 12, 2019
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	333-232894	14.1	July 30, 2019
8.1	Subsidiaries of the registrant	F-1	333-232894	21.1	July 30, 2019
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Nominating and Corporate Governance Committee Charter	F-1	333-232894	99.1	July 30, 2019
15.2	Compensation Committee Charter	F-1	333-232894	99.2	July 30, 2019
15.3	Audit Committee Charter	F-1	333-232894	99.3	July 30, 2019
15.4	Consent of Marcum Bernstein & Pinchuk LLP					X
101	Interactive Data File (XBRL)#					X

+	Management contract or compensatory plan or arrangement
*	Furnished herewith
#

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

GLOSSARY OF TERMS

The following is a glossary of oil and gas industry and other defined terms used in this annual report:

“AMDAL”	Environmental impact assessment report.

“Bbl” or “bbl”	Barrel of oil, with “bbls” referring to the plural.

“BP Migas”	Badan Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of upstream oil and gas activities under the Oil and Gas Law.

“BPH Migas”	Badan Pengatur Hilir Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of downstream oil and gas activities under the Oil and Gas Law.

“BPJS Kesehatan”	Indonesian Health Social Security Administrative Body

“BPJS Ketenagakerjaan”	Indonesian the Manpower Social Security Administrative Body

“Brexit”	The United Kingdom referendum voting in favor to leave the European Union and voted to leave

“CNE”	PT Cogen Nusantara Energi, our indirect, wholly-owned subsidiary.

“Company”	Indonesia Energy Corporation Limited

“Companies Act”	The Cayman Islands Companies Act, as amended and revised from time to time.

“Cost Recovery”	The arrangement with the Government under which oil and gas contractors are allowed to recover their costs from the revenue. Different contracts may impose different ceiling on the percentage of revenue recoverable.
“delineation well”	A well that is drilled to exploit the hydrocarbon accumulation defined by an appraisal or delineation well.

“DGOG”	The Indonesian Director-General of Oil and Gas

“DMO”	Domestic market obligation

“exploration well”	A well that is designed to test the validity of a seismic interpretation and to confirm the presence of hydrocarbons in an undrilled formation.

“FTP”	First tranche petroleum.

“GHG”	Regulation of greenhouse gas

“Government”	The Government of the Republic of Indonesia.

“GWN”	PT Green World Nusantara, our indirect, wholly-owned subsidiary.

“HNE”	PT Harvel Nusantara Energi, our indirect, wholly-owned subsidiary.

“HSSE”	Health, safety, security and environment activities

“HWE”	PT Hutama Wiranusa Energi, our indirect, wholly-owned subsidiary

“ICP”	Indonesian Crude Price for the “Talang Akar Pendopo (TAP) / Air Hitam” crude oil type.

“IDR” or “Rupiah”	Indonesian Rupiah.

“Indonesia”	The Republic of Indonesia.

“ITB”	Bandung Institute of Technology.

“JOB”	Joint Operating Body.

“Joint Study”	A program with the Government whose objective is to determine oil and gas potential within a proposed working area by conducting geological and geophysical work.

“KSO”	Kerja Sama Operasi/Joint Operation with Pertamina, a type of contract between Pertamina and exploration companies.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“medium-sized blocks”	We use a three-tier classification for the size of blocks in Indonesia. The mean reserve size of middle third class (medium-sized field) of 610 oil fields in Indonesia is 5.1 MMBO reserve with a range of 2 to 11 MMBO. With a proved and probable reserves of 7.57 MMBO, Kruh Block is considered a medium-sized oil production block.

“MEMR”	The Ministry of Energy and Mineral Resources of Indonesia.

“MK”	The Constitutional Court of the Republic of Indonesia.

“Oil and Gas Law”	The oil and gas law enacted on November 23, 2001 by the Government.

“OPEC”	The Organization of Petroleum Exporting Countries.

“Pertamina”	PT Pertamina (Persero), the Indonesia state-owned oil and gas company.

“Profit Sharing”	The revenue remaining after cost recovery is profit petroleum which is shared between the Government and the exploration company.

“Program Legislasi Nasional”	The Indonesian National Legislation Program.

“PRMS”	Petroleum Resources Management System.

“proved reserves”	Those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and Government regulations.

“PSC”	Production Sharing Contract, a type of contract between Pertamina and exploration companies.

“SKK Migas”	Special Task Force for Upstream Oil and Gas Business Activities, an institution established by the Government.

“TAC”	Technical Assistance Contract, a contract between Pertamina and an exploration company

“U.S. GAAP”	Generally accepted accounting principles in the United States.

“UPL”	Environmental monitoring effort plan

“US$”	United States dollars.

“USGS”	United States Geological Survey

“WJ Energy”	WJ Energy Group Limited, our direct, wholly-owned subsidiary

Units of Measurement

“BOPD”	Barrels of oil production per day.

“BSCF”	Billion standard cubic feet

“MMSCFD”	Million standard cubic feet per day.

“TCF”	Trillion cubic feet

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDONESIA ENERGY CORPORATION LIMITED

By:	/s/ Dr. Wirawan Jusuf
Name:	Dr. Wirawan Jusuf
Title:	Chairman & Chief Executive Officer

Date: May 17, 2021

INDONESIA ENERGY CORPORATION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Indonesia Energy Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Indonesia Energy Corporation Limited (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive (loss) income, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 18, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York

May 17, 2021

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
Current assets
Cash and cash equivalents	$6,903,499	$12,241,339
Restricted cash – current	2,500,000	2,064,130
Accounts receivable	1,131,954	350,672
Other assets – current	705,936	418,584
Total current assets	11,241,389	15,074,725
Non-current assets
Restricted cash -non-current	-	1,766,700
Property and equipment, net	131,329	175,437
Oil and gas property – subject to amortization, net	1,338,987	1,427,486
Oil and gas property – not subject to amortization, net	1,113,494	958,133
Deferred charges	1,167,995	1,240,751
Other assets –non-current	582,614	512,105
Total non-current assets	4,334,419	6,080,612
Total assets	$15,575,808	$21,155,337

Liabilities and Equity
Current liabilities
Accounts payable	$297,081	$917,241
Bank loan	980,452	1,105,741
Other current liabilities	19,121	34,250
Accrued expenses	429,371	576,386
Taxes payable	101,770	105,450
Total current liabilities	1,827,795	2,739,068
Non-current liabilities
Asset retirement obligations	321,253	222,344
Long term loan	1,000,000	2,000,000
Provision for post-employment benefit	68,701	-
Total non-current liabilities	1,389,954	2,222,344
Total liabilities	3,217,749	4,961,412

Commitments and contingencies	-	-

Shareholders’ Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of December 31, 2020 and 2019, respectively) *	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 7,407,955 and 7,363,637 shares issued and outstanding as of December 31, 2020 and 2019, respectively) *	$19,754	$19,636
Additional paid-in capital	40,073,087	36,910,568
Accumulated deficit	(27,734,782)	(20,783,084)
Accumulated other comprehensive income	-	46,805
Total shareholders’ equity	12,358,059	16,193,925
Total liabilities and shareholders’ equity	$15,575,808	$21,155,337

The accompanying notes are an integral part of these consolidated financial statements

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Years Ended December 31,
	2020	2019	2018
Revenue	$1,980,773	$4,183,354	$5,856,341

Operating costs and expenses:
Lease operating expenses	2,017,856	2,474,230	2,540,353
Depreciation, depletion and amortization	698,851	876,676	1,156,494
General and administrative expenses	6,533,642	2,434,099	2,016,110
Total operating costs and expenses	9,250,349	5,785,005	5,712,957

(Loss) income from operations	(7,269,576)	(1,601,651)	143,384

Other income (expense):
Exchange gain (loss)	132,033	(51,584)	42,056
Other income(expense), net	185,845	(20,500)	(44,452)
Total other income (expense)	317,878	(72,084)	(2,396)

(Loss) income before income tax	(6,951,698)	(1,673,735)	140,988
Income tax provision	-	-	-
Net (loss) income	(6,951,698)	(1,673,735)	140,988

Less: net loss attributable to non-controlling interests	-	-	(4,735)
Net (loss) income attributable to the Company	$(6,951,698)	$(1,673,735)	$145,723

Comprehensive (loss) income:
Net (loss) income	(6,951,698)	(1,673,735)	140,988
Actuarial gain for post-employment benefits	-	549	20,356
Total comprehensive (loss) income	(6,951,698)	(1,673,186)	161,344

Less: comprehensive loss attributable to Non-controlling interests	-	-	(4,735)
Comprehensive (loss) income attributable to the Company	$(6,951,698)	$(1,673,186)	$166,079

(Loss) income per ordinary share attributable to the Company
Basic and diluted	$(0.94)	$(0.28)	$0.02
Weighted average ordinary shares outstanding*
Basic and diluted	7,395,120	6,048,568	6,000,000

*The shares are presented on a retroactive basis to reflect the nominal share issuance and the reverse stock split

The accompanying notes are an integral part of these consolidated financial statements

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other		Total
	Number		Number		Paid-in	Accumulated	Comprehensive	Non-controlling	(Deficit)
	of Shares*	Amount	of Shares*	Amount	Capital	Deficit	Income	interest	Equity
Balance as of December 31, 2017	-	-	6,000,000	$16,000	$(14,700)	$(19,255,072)	$25,900	$(158,666)	$(19,386,538)
Net income	-	-	-	-	-	145,723	-	(4,735)	140,988
Actuarial gain for post-employment benefits	-	-	-	-	-	-	20,356	-	20,356
Shareholder debts converted to capital contribution	-	-	-	-	24,298,700	-	-	-	24,298,700
Buyouts of Non-controlling interests	-	-	-	-	(163,401)	-	-	163,401	-

Balance as of December 31, 2018	-	-	6,000,000	$16,000	$24,120,599	$(19,109,349)	$46,256	$-	$5,073,506
Net loss	-	-	-	-	-	(1,673,735)	-	-	(1,673,735)
Actuarial gain for post-employment benefits	-	-	-	-	-	-	549	-	549
Proceeds from IPO, net of underwriting discount and offering expenses	-	-	1,363,637	3,636	12,542,152	-	-	-	12,545,788
Share-based compensation	-	-	-	-	247,817	-	-	-	247,817
Balance as of December 31, 2019	-	$-	7,363,637	$19,636	36,910,568	$(20,783,084)	$46,805	$-	$16,193,925
Net loss	-	-	-	-	-	(6,951,698)	-		(6,951,698)
Realization of actuarial gain for post-employment benefits	-	-	-	-	-	-	(46,805)	-	(46,805)
Non-employee share-based compensation	-	-	44,318	118	155,438	-	-	-	155,556
Share-based compensation	-	-	-	-	3,007,081	-	-	-	3,007,081
Balance as of December 31, 2020	-	$-	7,407,955	$19,754	$40,073,087	$(27,734,782)	$-	$-	$12,358,059

*The shares are presented on a retroactive basis to reflect the nominal share issuance and the reverse stock split

The accompanying notes are an integral part of these consolidated financial statements

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net (loss) income	$(6,951,698)	$(1,673,735)	$140,988
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Income from accounts payable written-off	(146,662)	-	-
Realized actuarial gain	(46,805)	-	-
Write down of other assets	-	-	1,972
Depreciation, depletion and amortization	698,851	876,676	1,156,494
Amortization of deferred charges	72,756	57,418	41,216
Share-based compensation	3,007,081	247,817	-
Issuance of shares for compensation of non-employee services	155,556	-	-
Changes in operating assets and liabilities
Accounts receivable	(1,046,645)	409,599	244,790
Other receivables	-	-	884,849
Due from related parties – current	-	-	107,709
Other assets – current	(287,352)	(77,419)	84,207
Other assets – non current	(70,509)	(184,344)	(48,784)
Accounts payable	(473,498)	(109,428)	(180,777)
Other current liabilities	(15,129)	11,296	(133)
Accrued expenses	(147,015)	25,373	(52,769)
Taxes payable	(3,680)	4,036	(155,554)
Provision of post-employment benefit	68,701	(27,083)	(303,989)
Net cash (used in) provided by operating activities	(5,186,048)	(439,794)	1,920,219
Cash flows from investing activities
Oil and gas exploration and development costs	(357,333)	(545,579)	(228,389)
Purchase of property and equipment	-	-	(2,168)
Deferred charges	-	(500,000)	(783,123)
Repayment from a related party	-	-	160,100
Net cash used in investing activities	(357,333)	(1,045,579)	(853,580)
Cash flows from financing activities
Proceeds from IPO	-	13,650,007	-
Payment for IPO cost (offering cost)	-	(525,931)	(443,315)
(Repayment of) Proceeds from bank loan	(125,289)	174	(746,398)
Loan from related parties	-	-	2,360,000
Repayment of Long term loan to a third party	(1,000,000)	-	-
Net cash (used in) provided by financing activities	(1,125,289)	13,124,250	1,170,287
Net change in cash and cash equivalents, and restricted cash	(6,668,670)	11,638,877	2,236,926
Cash and cash equivalents, and restricted cash at beginning of year	16,072,169	4,433,292	2,196,366
Cash and cash equivalents, and restricted cash at end of year	$9,403,499	$16,072,169	$4,433,292

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$10,891	$11,991	$19,614
Income tax	$-	$-	$-

Non-cash investing and financing activities
Shareholder debts converted to capital contribution	$-	$-	$24,298,700
Buyout of non-controlling interests	$-	$-	$163,401
NCI subscription receivables transferred to the Company	$-	$-	$22,955
Asset retirement obligations	$364,272	$118,640	$89,844

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

On a monthly basis, based on TAC, the Company submits to Pertamina an Entitlement Calculation Statement (“ECS”) stating the amount of money that GWN is entitled to. Such entitlement is made through the proceeds of the sale, conducted by Pertamina, of the crude oil produced in the block on a monthly basis based on the prevailing ICP, but capped at 65% of such monthly proceeds. In addition, the Company is also entitled to an additional 26.79% of the remaining 35% of the proceeds from the sale of the crude oil as part of the profit sharing. Both of these two portions of entitlements are recognized as revenue of the Company, net of tax. Section “Revenue Recognition” of Note 2 provides further discussion about the accounting treatment of these entitlement.

After May 2020, the Company continued the operatorship of Kruh Block under a KSO contract. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between the two contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per bbl multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract will not be carried over to the KSO, meaning that the cost recovery balance were reset to nil with the commencement of the operatorship under the KSO in May 2020.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates with original maturities of three months or less, which are unrestricted as to withdrawal and use.

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

Accounts receivable and other receivables

Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2020, 2019 and 2018, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts, respectively.

Credit and concentration risk

As of December 31, 2020 and 2019, all of the Company’s accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the TAC and KSO by Pertamina. This concentration of receivables from one party may impact the Company’s overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2020, 2019 and 2018, 100% of the Company’s revenues were generated through the operatorship of Kruh Block. The Company does not believe that there will be any material adverse change in the operatorship of Kruh Block or the TAC and KSO.

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

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition, where the fair value is lower than the carrying value, an impairment loss is recognized in the consolidated statements of operations and comprehensive (loss) income for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets.

Oil & Gas Property, net, Full Cost Method

The Company follows the full-cost method of accounting for the Oil & Gas Property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, such as the TAC and KSO Kruh Block, are capitalized. As of December 31, 2020 and 2019, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2020, 2019 and 2018.

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

For the years ended December 31, 2020, 2019 and 2018, the estimated proved reserves were considered based on the operatorship of the Kruh Block expiring in May 2030, as the Company completed all administrative steps of the process to obtain the extension of the operatorship of the Kruh Block in the last quarter of 2018 and the uncertainty regarding the extension was removed.

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

As of December 31, 2020 and 2019, asset retirement obligations were $321,253 and $222,344, respectively.

Provision for post-employment benefit

Post-employment benefits are recognized, pursuant to the regulatory requirements under the Indonesia Labor Law Article 167 Law No. 13 of 2003, to capture the amount the Company is obligated to pay, in lump-sum, to the employees hired under the governance of TAC and KSO upon its maturity. Such recognition is reviewed on an annual basis during the period in which the employees provide their services to the Company and is performed through the involvement of an actuary.

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

The following table summarizes the quantitative information about the Company’s level 3 fair value measurements in the determination of the balance of the post-employment benefits, which utilize significant unobservable inputs:

Actuarial Assumption	December 31, 2020	December 31, 2019
Discount Rate	5.98%	4.93%
Expected Return on Plan Assets	N/A	4.93%
Wage Increase Rate	7.00%	9.00%
Mortality Rate	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019	Table Mortality Index (“TMI”) of Indonesia, 2011
Disability Rate	5% of TMI IV 2019	5% of TMI 2011
Normal retirement age	58 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030	58 Years (All employees are assumed to retire at pension age). With work contract until May 31, 2020

Withdrawal Rate	Age	Rate	Age	Rate
	20 – 29	5%	20 - 29	5%
	30 – 39	4%	30 - 39	4%
	49 – 44	3%	49 - 44	3%
	45 – 49	2%	45 - 49	2%
	50 – 57	1%	50 - 57	1%
	>57	0%	>57	0%

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

The Company recognizes revenue from the entitlement of Oil & Gas Property - Kruh Block Proven and profit sharing from the sale of the crude oil under the TAC and KSO with Pertamina, when the Entitlement Calculation Sheets have been submitted to Pertamina after the monthly Indonesian Crude Price (“ICP”) has been published by the Government of Indonesia. The Company delivers the crude oil it produces to Pertamina Jirak Gathering Station (“Pertamina-Jirak”), located approximately 3 miles away from Kruh Block. After the volume and quality of the crude oil delivered is accepted and recorded by Pertamina, Pertamina is responsible for the ultimate sales of the crude to the end-users. The total volume of crude oil sold is confirmed by Pertamina and, combining with the monthly published ICP, the Company calculates the entire amount of its entitlement with Pertamina through the Entitlement Calculation Sheets, at which point revenue is recognized.

The revenue is calculated based on the proceeds of the sales of the crude oil produced by the Company and conducted by Pertamina, For TAC with a 65% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia. In addition, the Company is also entitled to an additional 26.7857% of the remaining 35% of such sales proceeds as part of the profit sharing. Both of these two portions are recognized as revenue of the Company, net of tax. For KSO with a 80% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia plus 80% of the operating cost per bbl multiplying Non-Shareable Oil (“NSO”). In addition, the Company is also entitled to an additional 23.5294% (twenty-three point five two nine four percent) of the remaining 20% of such sales proceeds as part of the profit sharing. In the TAC, all oil produced is shareable between Pertamina and the Company, while in the KSO, a NSO production is determined and agreed between Pertamina and the Company so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the Company’s revenue and production sharing portion shall be determined only from the production above the NSO baseline;

Accordingly, there were no significant changes to the timing or valuation of revenue recognized for sales of production from exploration and production activities.

The Company does not have any contract assets (unbilled receivables) since revenue is recognized when control of the crude oil is transferred to the refinery and the payment for the crude oil is not contingent on a future event.

There were no significant contract liabilities or transaction price allocations to any remaining performance obligations as of December 31, 2020 and 2019.

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

For years ended December 31, 2020, 2019 and 2018, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax benefits. The Company does not expect that its assessment regarding unrecognized tax position will materially change over the following 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Net loss and other comprehensive loss attributable to non-controlling shareholders are presented as a separate component on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2018. There were no non-controlling interests presented on the consolidated balance sheets as of December 31, 2020 and 2019 as such non-controlling interest was bought out in the year end December 31, 2018.

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

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payables, due from and due to related parties, other current liabilities, accrued expenses and tax payables, approximate their fair values due to the short-term nature of these instruments.

Liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2020 and 2019 are as follows:

		Fair value measurement at reporting date using
	As of December 31, 2020	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Provision for post-employment benefit	$68,701	$-	$-	$68,701

Fair value measurement at reporting date using
	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Provision for post-employment benefit	$-	$-	$-	$-

Segment reporting

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

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

Recently issued accounting standards

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 from January 1, 2022. The Company is in the process of evaluating the effect of the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The adoption is not expected to have a material impact on its consolidated financial statements.

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

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:

	As of December 31,
	2020	2019
Cash and cash equivalent	$6,903,499	$12,241,339
Restricted cash-current	2,500,000	2,064,130
Restricted cash-non current	-	1,766,700
Total Cash and cash equivalent and Restricted cash	$9,403,499	$16,072,169

As of December 31, 2020 and 2019, the restricted cash -current related to (i) cash held in a special account as collateral against a bank loan with amount to $1,000,000 and $2,000,000 respectively, (ii) cash held by Restricted Cash in Bank Time Deposit for Cutting Mutia is $1,500,000 and nil, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2020	2019
Accounts receivable	$1,131,954	$350,672
Allowance for doubtful accounts	-	-
Accounts receivable, net	$1,131,954	$350,672

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment and, as a result of such analysis, the Company did not recognize any allowance for doubtful accounts for the years ended December 31, 2020, 2019 and 2018. All balances as of December 31, 2020 and 2019 have been fully collected in the subsequent year.

NOTE 5 – OTHER ASSETS

	As of December 31,
	2020	2019
Consumables and spare parts	$296,611	$248,367
Prepaid taxes	154,736	75,534
Prepaid expenses and advances	254,589	94,683
Other assets -current	$705,936	$418,584

Durable spare parts	$328,006	$249,588
Deposit and others	254,608	262,517
Other assets –non current	$582,614	$512,105

NOTE 6 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	As of December 31,
	2020	2019
Oil and gas property – subject to amortization	$20,912,041	$20,345,797
Accumulated depletion and impairment	(19,573,054)	(18,918,311)
Oil and gas property – subject to amortization, net	$1,338,987	$1,427,486

Oil and gas property – not subject to amortization	$1,113,494	$958,133
Accumulated impairment	-	-
Oil and gas property – not subject to amortization, net	$1,113,494	$958,133

The following shows the movement of the oil and gas property – subject to amortization balance.

Oil & Gas Property – Kruh
January 1, 2018	$2,911,730
Additional capitalization	166,871
Depletion	(1,078,784)
January 1, 2019	$1,999,817
Additional capitalization	245,202
Depletion	(817,533)
December 31, 2019	$1,427,486
Additional capitalization	566,244
Depletion	(654,743)
December 31, 2020	$1,338,987

During the years ended December 31, 2020, 2019, and 2018 the Company incurred an aggregated development costs and abandonment and site restoration provisions, which were capitalized, at $566,244, $245,202 and $166,871 respectively, mainly for the purpose of the geological and geophysical studies and drilling of wells.

Depletion recorded for production on properties subject to amortization for the years ended December 31, 2020, 2019 and 2018 were $654,743,$817,533 and $1,078,784 respectively.

Furthermore, the Company did not record any impairment to the Oil and gas property -Kruh Block Proven as a result of the ceiling tests conducted due to that the present value of estimated future net revenues generated by the Oil and gas property -Kruh Block Proven exceeded the carrying balances on the Consolidated Balance Sheets.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2020	2019
Housing and welfare	$4,312	$4,312
Furniture and office equipment	4,013	4,013
Computer and software	5,605	5,605
Production facilities	93,049	93,049
Drilling and production tools	1,499,535	1,499,535
Equipment	1,650	1,650
Total	1,608,164	1,608,164
Less: accumulated depreciation	(1,476,835)	(1,432,727)
Property and equipment, net	$131,329	$234,580

Depreciation charged to expense amounted to $44,108, $59,143 and$77,710 for the years ended December 31, 2020, 2019 and 2018, respectively.

NOTE 8 – BANK LOAN

Bank loans consist of the following:

	As of December 31,
	2020	2019
PT Bank UOB Indonesia	$980,452	$1,105,741
Total	$980,452	$1,105,741

On November 14, 2016, GWN, a subsidiary of the Company, entered in an agreement and obtained a credit facility in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of 1 year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which the Company deposits a balance of $2 million for the purpose of pledging this loan. The pledge decreased to $1,000,000 since the facility decreased from $1,900,000 to $1,000,000 on March 2, 2020. The unpaid borrowings were extended to the next year.

The Company has booked interest expense on the loan of$10,891, $11,991 and $16,194 for the years ended December 31, 2020, 2019 and 2018, respectively. The interest expense is recorded in the other income (expenses), net on the consolidated statements of operations and comprehensive (loss) income, and unpaid interest is recorded in the consolidated balance sheets under accrued expenses.

NOTE 9 – RELATED PARTIES BALANCE AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Maderic Holding Limited	Shareholder of IEC
HFO Investment Group Limited	Shareholder of IEC
Coalville Holdings Limited	Controlled by Dr. Wirawan Jusuf
Mr. Ignatius Indiarto	Commissioner of GWN, subsidiary of IEC
Mr. Mirza F. Said	Chief Business Development Officer of IEC

The related party transactions during the years ended December 31, 2020 ,2019 and 2018 are as follows:

	Years Ended December 31,
	2020	2019	2018
Repayment from a related party
Coalville Holdings Limited	$-	$-	$160,100
Repayment from a related party	$-	$-	$160,100

Loan from a related party
Maderic Holding Limited	$-	$3,800,000	$4,500,000
Repayment to related parties
Maderic Holding Limited	-	(3,800,000)	(2,140,000)
Net loan from related parties	$-	$-	$2,360,000

Shareholder debts converted to capital contribution
Maderic Holding Limited	$-	$-	$21,150,000
HFO Investment Group Limited	-	-	3,150,000
Total shareholder debts converted to capital contribution	$-	$-	$24,300,000

NCI subscription receivables transferred to the Company
Mr. Ignatius Indiarto (HNE)	$-	$-	$7,750
Mr. Mirza F. Said (HNE)	-	-	7,455
Mr. Mirza F. Said (CNE)	-	-	7,750
Total NCI subscription receivables transferred to the Company	$-	$-	$22,955

NOTE 10 – ACCRUED EXPENSES

Accrued expenses are comprised as follows:

	As of December 31,
	2020	2019
Accrued interest	$133,215	$106,563
Accrued operating expenses	296,156	469,823
Total	$429,371	$576,386

Accrued interest represented the accrual of interests from the $1,000,000 loan from Thalesco Eurotronics Pte Ltd (Note 13 LONG TERM LOAN) and accrual of interests from bank loan (Note 8 BANK LOAN).

Accrued operating expenses mainly due to unpaid professional fees and unbilled transactions from vendors related to the operations in the Kruh Block TAC and KSO.

During the year ended December 31, 2020 the Company wrote off a payable in the amount of $146,662 due to a vendor as it has been deemed remote for the vendor to request the Company to pay the balance.

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

Nevertheless, the Company’s subsidiaries are classified as VAT Collectors. As the name implies, VAT Collector is required to collect the VAT due from a taxable enterprise (vendor) on the delivery to it of taxable goods or services and to pass the VAT payment directly to the government, rather than to the vendor or the service provider. The VAT Collectors are currently the State Treasury, State Owned Enterprises (Badan Usaha Milik Negara/BUMN) and some of their subsidiaries, and PSC (Production Sharing Contract) companies such as the Company’s. This means that, although the Company is not subject to VAT, the Company has the obligation to collect the VAT and pay the VAT on behalf of the Company’s vendors to the Indonesian government.

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

Indonesia

The Company’s subsidiaries incorporated in Indonesia are subject to Indonesia Corporate Income Tax (“CIT”) law. Pursuant to the Indonesia CIT law, given the specific year (2000) in which the TAC was signed, GWN’s TAC operations are subject to a CIT rate of 30%. Unless that GWN fully recovers its expenditures, the GWN’s TAC operations are effectively exempted from the application of the CIT. Upon the expiry of the TAC, any unrecovered portion of the Kruh Block oil and gas investment will be deemed as waived by the Company and will not be available for tax deduction purposes for any future earnings. As of December 31, 2020 and 2019, the unrecovered expenditures on TAC operations are $16,766,664.59 and $16,373,223, respectively.

Other Indonesia subsidiaries are subject to a flat standard CIT rate of 25%, on which these subsidiaries would also enjoy a 50% discount over the standard CIT rate provided that each of these subsidiaries’ annual revenue proceed is less than 50 billion Rupiah (or approximately $374,000) per year.

The components of the income tax provision are:

Years Ended December 31,
	2020	2019	2018
Current	$-	$-	$-
Deferred	-	-	-
Total income tax provision	$-	$-	$-

The reconciliation of income taxes provision computed at the statutory tax rate applicable to income tax provision are as follows:

	Years Ended December 31,
	2020	2019	2018
(Loss) income before income tax	$(6,951,698)	$(1,673,735)	$140,988
Computed income tax expense (benefit) with statutory income tax rate	(1,737,925)	(418,434)	35,247
Effect of tax holiday and preferential tax rate	16,759	25,045	21,841
Effect of different tax rates in other jurisdictions	1,281,519	130,962	100,390
Effect of different tax rates for the TAC/KSO operations	(86,668)	(41,896)	36,286
Effect of tax exemption for unrecovered expenditures on TAC/KSO operations	520,007	251,378	(217,714)
Change in valuation allowance	6,308	52,945	23,950
Total income tax provision	$-	$-	$-

The components of the deferred tax assets are as follows:

	As of December 31,
	2020	2019
Tax loss carry forwards	$83,203	$76,895
Total deferred tax assets, gross	83,203	76,895
Valuation allowance	(83,203)	(76,895)
Total deferred tax assets, net	$-	$-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. As of December 31, 2020 and 2019, the Company had tax operating loss carry forwards of $118,533 and $181,875, respectively from its subsidiary in Hong Kong and $509,156 and $375,086, respectively from its subsidiaries in Indonesia, which can be carried forward to offset taxable income. The net operating loss will be carried forwards indefinitely under Hong Kong Tax regulations, while the net operating loss will expire in year 2023 if not utilized under Indonesian Tax regulations. For the years ended December 31, 2020 and 2019, the Company recognized a valuation allowance against deferred tax assets on tax loss carry forward of $83,203 and $76,895, respectively.

NOTE 12 – PROVISION FOR POST-EMPLOYMENT BENEFITS

Provision for post-employment benefits consists of the following:

	As of December 31,
	2020	2019
Provision for post-employment benefits	$68,701	$-

The provision for post-employment benefits are recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

The following outlines how each category of employee benefits are measured, providing reconciliation on present value of Defined Benefit Obligation and Plan Asset.

	As of December 31,
	2020	2019
Present Value of Defined Benefit Obligation (DBO) and Fair Value of Plan Assets
Present Value of DBO, at the Beginning of Year	$-	$264,253
Current service cost	68,701	75,695
Interest cost on the DBO	-	16,188
Employee benefits are already noted for quit employees	-	-
Exchange rate impact	-	12,805
Present Value of DBO, (expected) at the End of Year	68,701	368,941
Actuarial gain on DBO		(4,179)
Present Value of DBO, (actual) at the End of Year	$68,701	$364,762

Fair Value of Plan Assets at the Beginning of Year	$-	$236,621
Interest income on Plan Assets	-	14,496
Company contribution to Plan Assets	-	105,052
Exchange rate impact	-	12,223
Fair Value of Plan Assets, (expected) at the End of Year	-	368,392
Actuarial gain or loss on Plan Assets	-	6,528
Fair Value of Plan Assets, (actual) at the End of Year	$-	$374,920

The effect of asset ceiling	-	(10,158)

Provision for post-employment benefits	$68,701	$-

The following are key information for the recalculation of employee benefits obligations as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Liabilities at the Beginning of Year	$-	$27,632
Post-employment benefits costs	68,701	77,388
Actuarial gain on liabilities	-	(549)
Company contribution	-	(105,052)
Employee benefits paid	-	-
Exchange rate impact	-	581
Liabilities at the End of Year	$68,701	$-

The Company recorded actuarial gain of nil, $549 and $20,356 for the years ended December 31, 2020, 2019 and 2018, respectively.

NOTE 13 – LONG TERM LOAN

	As of December 31,
	2020	2019
Loan from a third party	$1,000,000	$2,000,000
Total	$1,000,000	$2,000,000

On July 19, 2016, GWN entered into a loan agreement with Thalesco Eurotronics Pte Ltd. and obtained a loan facility in the amount of $2,000,000 with original maturity date on July 30, 2017, and renewed until July 30, 2020, to finance the drilling of one well in Kruh Block. On June 3, 2019, the loan was further extended until May 22, 2023.The loan bears an interest rate of 1.5% per annum. On August 25, 2020, the Company repaid $1,000,000 in the principal to Thalesco Eurotronics Pte Ltd. The Company has booked interest expense on the loan of $24,380, $30,009 and $32,468 for the years ended December 31, 2020, 2019 and 2018, respectively. The interest expense is recorded in the other income (expenses), net in the consolidated statement of operations and comprehensive (loss) income, and unpaid interest is recorded in the consolidated balance sheets under accrued expenses.

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

On December 19, 2019, the Company listed its ordinary shares on the NYSE American in the IPO. As a result, the Company issued a total of 1,363,637 ordinary shares at a price to the public of $11.00 per share in connection with its IPO and received net proceeds of approximately US$12.5 million, after deducting underwriting discounts and the offering expenses. Upon the completion of the IPO, the Company had a total of 7,363,637 ordinary shares.

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

The expected volatility at each grant date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the share options. The weighted average volatility is the expected volatility at the grant date weighted by the number of the share options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Contractual term is the remaining contract life of the share options. The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US dollars at the share option grant date.

c) Share options activities

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding as of January 1, 2019	-	-	-	-
Granted	637,500	$11.00	8.82	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2019	637,500	$11.00	8.80	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2020	637,500	$11.00	7.80	-

Vested and expected to vest as of December 31, 2020	637,500	$11.00	7.80	-
Vested as of December 31, 2020	237,500	$11.00	7.92	-

For the years ended December 31, 2020 and 2019, share-based compensation expenses recognized associated with share options granted by the Company were $3,007,081 and $247,817, respectively. As of December 31, 2020, there was $1,815,078 of unrecognized share-based compensation related to the share options granted to the Company’s executive management.

Furthermore, on April 15, 2020, the Company issued 31,818 ordinary shares to ARC Group Ltd. as a compensation for the advisory services provided in connection with the Company’s initial public offering, the fair market value of the shares was $3.51 on the issuance date; On the same date, the Company also issued 12,500 ordinary shares to TraDitigal Marketing Group, Inc. as a compensation for the marketing services provided in connection with the Company’s initial public offering, the fair market value of the shares was also $3.51. Total share-based compensation expenses for such shares granted and issued on April 15, 2020 were $155,556.

.

NOTE 16 – (LOSS) EARNINGS PER SHARE

The computation of basic and diluted (loss) earnings per ordinary share is as follows:

	Years Ended December 31,
	2020	2019	2018
Numerator:
Net (loss) income attributable to the Company	$(6,951,698)	$(1,673,735)	$145,723

Denominator:
Basic and diluted weighted average number of ordinary shares outstanding	7,395,120	6,048,568	6,000,000

Basic and diluted net (loss) income per ordinary share	$(0.94)	$(0.28)	$0.02

Due to the loss for the year ended December 31, 2020 and 2019, 637,500 options to purchase the Company’s ordinary shares were excluded from the calculation of diluted net loss per share, because the effect would be anti-dilutive.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of December 31, 2020.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

The Kruh block covers a 258 km2 area with a TAC contract until May 20, 2020, continued with a KSO contract until May 20, 2030. The Company has material commitments in regards to Kruh Block and material commitments in regards to the exploration activity in the Citarum block and development and exploration activities in Kruh Block following the extension of the operatorship in May 2020. The Company has also entered into a joint study program for the Rangkas area to evaluate the oil and gas potential of the area. The following table summarizes future commitments amounts on an undiscounted basis as of December 31, 2020 for all the planned expenditures to be carried out in Kruh, Citarum and Rangkas blocks:

		Future commitments
	Nature of commitments	2021	2022	2023 and beyond
Citarum Block PSC
Environmental Permits	(c)	34,653	-	-
G&G studies	(c)	-	150,000	950,000
2D seismic	(c)	-	3,384,727	2,750,000
3D seismic	(c)	-	-	2,100,000
Exploratory Well	(c)	-	-	30,000,000
Total commitments -Citarum PSC		$34,653	$3,534,727	$35,800,000
Kruh Block KSO
Operating lease commitments	(a)	$1,364,917	$3,131,019	$21,864,512
Production facility	(c)	349,726	1,500,000	2,500,000
G&G studies	(c)	-	200,000	1,300,000
2D seismic	(c)	1,153,163	-	-
3D seismic	(c)	1,119,816	-	-
Drilling and sand fracturing	(c)	7,500,000	9,000,000	10,500,000
Workover	(c)	292,376	-	-
Re-opening	(c)	63,200	-	-
Abandonment and Site Restoration	(b)	32,125	32,125	240,939
Total commitments - Kruh KSO		$11,875,323	$13,863,144	$36,405,451
Total Commitments		$11,909,976	$17,397,871	$72,205,451

Nature of commitments:

(a) Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease represents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of the operating leases are related with the equipment and machinery used in oil production. Rental expenses under operating leases for the years ended December 31, 2020, 2019 and 2018 were $1,167,097, $1,184,831, and $901,106, respectively.

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

NOTE 18 – GOING CONCERN

The Company experienced net loss of $6,951,698 and $1,673,735, and net cash used in operating activities of $5,186,048 and $439,794 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company had net current assets of $9,413,594, however, considering the planned level of capital expenditures expected during the next twelve months, there will be an expected capital deficit to occur. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

When preparing the consolidated financial statements as of December 31, 2020 and for the year then ended, the Company’s management concluded that a going concern basis of preparation was appropriate after analyzing the cash flow forecast for the next twelve months. In preparing the cash flow analysis, management took into account the Company’s ability to reduce capital expenditures when there is lack of available cash, and the Company’s ability to obtain financial support to fund any shortfall in cash requirements from potential public and private issuances of its securities, funding from its principal shareholder and through bank debt with banks in Indonesia with which the Company has pre-existing relationships.

If the Company fails to achieve these goals, the Company will likely need additional financing to execute its business plan. If additional financing is required, the Company cannot predict whether this additional financing will be in the form of equity, debt, or another form, and the Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available from any source, or that the Company is unsuccessful in increasing its gross profit margin and reducing operating losses, the Company may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

Management prepared the consolidated financial statements assuming the Company will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on the financial statements.

NOTE 19 – SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared the COVID-19 as a pandemic. There is ongoing impact of COVID-19, which has spread rapidly to many parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities worldwide for the year. Given the rapidly expanding nature of the COVID-19 pandemic, the Company believes there is a substantial risk that the Company’s business, results of operations, and financial condition will be adversely affected. Potential impact to the Company’s results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond the Company’s control.

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

The COVID-19 pandemic may also affect our business, financial condition and results of operations for the full year 2021 to some extent. Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from the COVID-19 pandemic. We are nonetheless closely monitoring the development of the COVID-19 pandemic and continuously evaluating any potential impact on our business, results of operations and financial condition.

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

All of the Company’s operations are directly related to oil and natural gas producing activities from the Kruh Block in Indonesia.

Capitalized Costs Relating to Oil and Gas Producing Activities

	As of December 31,
	2020	2019
Proved properties
Mineral interests	$15,084,658	$15,084,658
Wells, equipment and facilities	5,827,383	5,261,139
Total proved properties	20,912,041	20,345,797

Unproved properties
Mineral interests	1,113,494	958,133
Uncompleted wells, equipment and facilities	-	-
Total unproved properties	1,113,494	958,133

Less accumulated depletion and impairment	(19,573,054)	(18,918,311)
Net Capitalized Costs	$2,452,481	$2,385,619

Costs Incurred in Oil and Gas Property Exploration, and Development

Amounts reported as costs incurred include both capitalized costs for exploration and development activities and costs charged to expense for normal maintenance operational activities under TAC and KSO of Kruh Block. Exploration costs presented below include the costs of drilling and equipping successful and unsuccessful exploration wells during the year, geological and geophysical expenses, and the costs of retaining undeveloped leaseholds. Development costs include the costs of drilling and equipping development wells, and construction of related production facilities.

	Years Ended December 31,
	2020	2019	2018
GWN (Kruh)
Exploration	$-	$-	$-
Development	566,244	245,202	166,871
	$566,244	$245,202	$166,871

HNE (Citarum)
Exploration	$155,362	$142,207	$64,056
Development	-	-	-
	$155,362	$142,207	$64,056
GWN (Rangkas)
Exploration	$4,943	$276,810	$87,306
Development	-	-	-
	$4,943	$276,810	$87,306

Results of Operations from Oil and Gas Producing Activities

Results of operations for producing activities consist of all activities within the operating reporting segment. Revenues are generated from entitlement of Oil & Gas Property –Kruh Block Proven and profit sharing of the sale of the crude oil under the TAC and KSO. Production costs are costs to operate and maintain the Company’s wells, related equipment, and supporting facilities used in oil and gas operations, including expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration; and production-related general and administrative expense. The results of operations exclude general office overhead and interest expense attributable to oil and gas activities.

	Years Ended December 31,
	2020	2019	2018
Oil and gas revenues	$1,980,773	$4,183,354	$5,856,341
Production costs	(2,017,856)	(2,474,230)	(2,540,353)
Depletion, depreciation, and amortization	(698,851)	(876,676)	(1,156,494)
Result of oil and gas producing operations before income taxes	$(735,934)	$832,448	$(2,159,494)
Provision for income taxes	-	-	-
Results of oil and gas producing operations	$(735,934)	$832,448	$(2,159,494)

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

The table below shows the individual qualifications of the Company’s internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	43	12	-	33	22
Djoko Martianto	Petroleum Engineering	B.S.	42	31	12	-	10
Denny Radjawane	Geophysics	M.S.	30	12	-	20	12
Fransiska Sitinjak	Petroleum Engineering	M.S.	17	7	12	-	8
Yudhi Setiawan	Geology	B.S.	18	12	4	6	3
Oni Syahrial	Geology	B.S.	14	-	-	14	8
Juan Chandra	Geology	B.S.	15	-	-	15	9

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

As of December 31, 2020 and 2019, the Company estimates that it will be entitled to approximately 43.57% and 42.72% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block. The estimates are based on the extension of the Kruh Block operatorship to May 2030 and the cost recovery balance reset to nil in May 2020.

Following the confirmation of the Kruh Block extension, the Company approved a development plan for a drilling program of 18 Proved Undeveloped Reserves (or PUD) wells, according to the schedule below:

	Unit\Year	2021	2022	2023	Total
Planned PUD wells	Gross well	5	6	7	18
Future wells costs (1)	US$	3,824,061	9,000,000	10,500,000	23,324,061
Total gross PUD added	Bbls	1,299,469	1,219,638	1,551,413	4,070,520
Total net PUD added	Bbls	794,392	745,589	948,410	2,488,391

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

For Proved Developed (“PDP”) reserves, as a result of a more effective reservoir management, the Company produced a total of 322,887 bbls for the year ended December 31, 2020, a decrease of 231,898bbls compared to previous year estimates of 2020 production. Such recovery also brings reduction of PDP reserves forecast of 10,879 bbls as the revision of previous estimates for future production as of December 31, 2020. However, the net PDP was increase of 21,938 bbls due to the loss of net share (43.57%) from the non-shareable oil (NSO) of 234,116 bbls in the new KSO contract despite the upward revision of net ratio increase (from 42.72% to 43.57%) of beginning total gross PDP and upward revision of PDP reserves estimate in 2020. As a result of rescheduling of development plan, the gross PUD estimate is revised downward by168,461bbls and net PUD estimate is revised downward by 642,170 bbls. No amounts have been incurred during the year ended December 31, 2020 to convert PUD reserves to PDP reserves. Beginning on May 22, 2020, when the Kruh Block operatorship is renewed under the KSO contract, the Company will begin the drilling program to convert PUD reserves to PDP reserves.

The fiscal 2020 and 2019 proved developed and undeveloped reserves are summarized in the tables below:

	Crude Oil (Bbls) as of December 31,
	2020	Note	2019	Note
Total Proved Developed (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	4,619,992		4,997,305
Revisions of previous estimates	(226,585)	(a)	(290,165)	(k)
Improved recovery	(11,006)	(b)	3,841
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(72,524)	(c)	(90,989)	(l)
Sale of minerals in place	-		-
End of the period	4,309,877		4,619,992
Net Proved Developed Reserves (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	1,965,577		2,134,685
Revisions of previous estimates	618,421	(d)	(131,134)	(m)
Improved recovery	(6,728)	(e)	1,673
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(44,335)	(f)	(39,647)	(n)
Sale of minerals in place	-		-
End of the period	2,532,934		1,965,577
Total Proved developed reserves (PDP)
Beginning of the period	387,154		398,708
Revisions of previous estimates	(64,267)	(g)	75,594	(k)
Improved recovery	(11,006)	(b)	3,841
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(75,524)	(c)	(90,989)	(l)
Sale of minerals in place	-		-
End of the period	239,357		387,154
Total Proved undeveloped reserves (PUD)
Beginning of the period	4,232,838		4,598,597
Revisions of previous estimates	(162,318)	(h)	(365,759)	(k)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	-		-
Sale of minerals in place	-		-
End of the period	4,070,521		4,232,838
Net Proved developed reserves (PDP)
Beginning of the period	121,182		170,315
Revisions of previous estimates	(25,576)	(i)	(11,159)	(m)
Improved recovery	(6,728)	(e)	1,673
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(44,335)	(f)	(39,647)	(n)
Sale of minerals in place	-		-
End of the period	44,542		121,182
Net Proved undeveloped reserves (PUD)
Beginning of the period	1,844,395		1,964,370
Revisions of previous estimates	643,997	(j)	(119,975)	(m)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	-		-
Sale of minerals in place	-		-
End of the period	2,488,392		1,844,395

(a)	The revision of previous estimates in the amount of negative 226,585 bbls refers to the sum of 1) revision of previous PDP reserves estimates of negative 64,267 bbls (g) and 2) revision of previous PUD reserves estimates of negative 162,318 bbls (h);

(b)	The improved recovery amount of negative 11,006 bbls refers to the additional crude oil production compared to previous estimates for Kruh block as a result of an improvement in reservoir management;

(c)	The production of negative 72,524 bbls refers to the amount of total gross crude oil produced from Kruh block in 2020;

(d)	The revision of previous estimates in the amount of 618,421 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of negative 25,576 bbls (i) and 2) net PUD reserves revision of previous estimates in the amount of 643,997 bbls (j);

(e)	The improved recovery in the amount of negative 6,728 bbls refers to the net share (61.13%) of crude oil production increase from the Kruh block compared to previous estimates as a result of effective reservoir management;

(f)	The production of negative 44,335 bbls is the amount of net share (61.13%) of the total crude oil production in the amount of negative 72,524 bbls in 2020 (c);

(g)	The revision of previous estimates in the amount of negative 64,267 bbls refers to the total gross amount of PDP reserves increase as a result of improved reservoir management which has increased oil production in 2020;

(h)	The revision of previous estimates in the amount of negative 162,318 bbls refers to the amount of PUD reserves decrease from 2019 to 2020 due to the revision of the drilling schedule;

(i)	The revision of previous estimates of net PDP reserves in the amount of negative 25,576 bbls refers to the sum of 1) net share difference (61.13% in 2020 as compared with 43.57% in 2019) of the beginning total PDP reserves in the amount of 387,154 bbls, 2) net share (61.13%) of revision of previous estimates of total PDP reserves estimates in the amount of negative 64,267 bbls (g), and 3) net share (61.13%) of the transfer of Non-shareable oil (NSO) to Pertamina in the amount of 88,771 bbls according to the KSO contract;

(j)	The revision of previous estimates of net PUD reserves in the amount of 643,997 bbls refers to the sum of 1) net share difference (61.13% in 2020 as compared with 43.57% in 2019) of the beginning total PUD reserves in the amount of 4,232,838 bbls and 2) net share (61.13%) of revision of previous PUD reserves estimates in the amount of negative 162,318 bbls;

(k)

The revision of previous estimates in the amount of negative 290,165 bbls refers to the sum of 1) revision of previous PDP reserves estimates of 75,594 bbls and 2) revision of previous PUD reserves estimates of negative 365,759 bbls;

(l)	The amount of negative 90,989 bbls is the total gross amount of crude oil produced from the Kruh Block in 2019;

(m)

The revision of previous estimates in the amount of negative 131,134 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of negative 11,159 bbls and 2) net PUD reserves revision of previous estimates in the amount of negative 119,975 bbls;

(n)	The amount of negative 39,647 bbls is the total net amount of crude oil produced from the Kruh Block in 2019 that the Company is entitled to, calculated as approximately 43.57% of the total gross amount of crude oil produced (m);

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on the Company’s best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2020 and 2019, respectively, in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities” which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company’s proved oil and gas reserves.

	As of December 31,
	2020	2019
Future cash inflows	$100,920,387	$121,755,908
Future production costs (1)	(43,360,461)	(46,394,506)
Future development costs	(41,056,457)	(41,867,500)
Future income tax expenses	(5,571,112)	(15,593,639)
Future net cash flows	$10,932,358	$17,900,262
10% annual discount for estimated timing of cash flows	(5,352,516)	(7,736,291)
Standardized measure of discounted future net cash flows at the end of the year	$5,579,842	$10,163,971

(1)	Production costs include oil and gas operations expense, production ad valorem taxes, transportation costs and general and administrative expense supporting the Company’s oil and gas operations.

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

	Years ended December 31,
	2020	2019	2018
Average crude oil price per Bbl	$37.58	$61.89	$66.12

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

	Year ended December 31,
	2020	2019	2018
Standardized measure of discounted future net cash flows at the beginning of the year	$10,120,562	$14,513,446	$4,222,805
Extensions, discoveries and improved recovery, less related costs	500,000	500,000	(7,000,000)
Revisions of previous quantity estimates	6,073,161	(3,431,073)	85,790,320
Changes in estimated future development costs	811,043	752,299	(42,865,000)
Purchases (sales) of minerals in place	-	-	-
Net changes in prices and production costs	(21,967,808)	(4,090,493)	3,655,533)
Accretion of discount	2,377,063	1,384,269	(8,462,229
Sales of oil and gas produced, net of production costs	(2,536,006))	(2,166,491)	(2,946,923)
Development costs incurred during the period	201,946	245,202	103,337
Change in timing of estimated future production and other	-	-	-
Net change in income taxes	9,999,882	2,413,403	(17,984,397)
Standardized measure of discounted future net cash flows at the end of the year	$5,579,842	$10,120,562	$14,513,446

