Form 20-F
period 2021-12-31
Indonesia Energy Corp Ltd
filed 2022-05-02
CIK 1757840

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2021, there were 7,447,955 of the registrant’s ordinary shares, $0.00267 par value per share, issued and outstanding. As of the date of this filing, there were 7,462,955 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☐ No

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors”. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	Our overall ability to meet our goals and strategies, including our plans to drill additional wells at Kruh Block, to develop Citarum Block or acquire rights in additional oil and gas assets in the future;

●	The economic, capital markets and social impact of the worldwide novel coronavirus (COVID-19) pandemic on the demand for our oil and gas products in Indonesia and the price of our oil and gas products;

●	Our ability to estimate our oil reserves;

●	Our ability to anticipate our financial condition and results of operations;

●	The anticipated prices for, and volatility in the prices for, oil and gas products and the growth of the oil and gas market in Indonesia and worldwide;

●	Our expectations regarding our relationships with the Government and its oil and gas regulatory agencies;

●	Relevant Government policies and regulations relating to our industry; and

●	Our corporate structure and related laws, rules and regulations.

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

-ii-

SUMMARY OF RISK FACTORS

An investment in our ordinary shares is highly speculative and involves a significant degree of risk. The following is a summary of risks, uncertainties and other factors related to our company. As the following is just a summary, you are encouraged to carefully consider all of the risk factors presented in “Item 1A. Risk Factors” and all other information contained in this Report including the financial statements.

●	Our operations are solely in Indonesia, and our lack of asset and geographic diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify;

●	Oil and gas price volatility has and may continue to adversely affect our results of operations and financial condition;

●	Lower oil and/or gas prices may also reduce the amount of oil and/or gas that we can produce economically;

●	There is inherent credit risk in any gas sales arrangements with the Government to which we may become a party in the future;

●	The global pandemic of COVID-19 and volatility in the energy markets may materially and adversely affect our business, financial condition, operating results, cash flow, liquidity and prospects;

●	Our business requires significant capital investment and maintenance expenses, which we may be unable to finance on satisfactory terms or at all;

●	Our estimated oil reserves are based on assumptions that may prove inaccurate, and thus our estimates of proved reserves and future net revenue are inherently imprecise.

●	We may not find any commercially productive oil and gas reservoirs in connection with our exploration activities.

●	We have previously had to modify and in the future we may not adhere to our proposed drilling schedule, and our drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors that are beyond our control;

●	We are subject to complex laws, rules and regulations common to the oil and natural gas industry, including those specific to operating in Indonesia, which can have a material adverse effect on our business, financial condition and results of operations;

●	Our Production Sharing Contract for Citarum Block requires or may require us to relinquish portions of the subject contract area in certain circumstances, which would potentially leave us with less area to explore;

●	Climate change and climate change legislation and regulatory initiatives could result in increased operating costs and decreased demand for the oil and natural gas that we produce;

●	We are faced with the high risks inherent in the drilling of oil and natural gas wells, including the risk that we may encounter no commercially productive natural gas or oil reservoirs even if we expend significant costs on such exploration;

●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited, as a result of our company being incorporated under the laws of the Cayman Islands;

●	We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2021.

●	Our January 2022 convertible note and warrant financing with L1 Capital Global Opportunities Master Fund, Ltd. (“L1 Capital”) could cause substantial dilution and pressure on the public price of our ordinary shares as repayments under such note can be paid in ordinary shares priced at a discount to market;

●	The rights afforded to L1 Capital under our convertible note and warrant financing with them could discourage investment in our company from third parties;

●	The market for our ordinary shares has been volatile, and an active, liquid and orderly trading market for our ordinary shares may not be maintained in the United States, which could limit your ability to sell our ordinary shares; and

●	As a foreign private issuer, we are subject to different U.S. securities laws and NYSE American governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the risks described below, as well as the other information in this report, including our consolidated financial statements and the related notes and all other disclosures in this annual report before deciding whether to invest in our ordinary shares. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our ordinary shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and growth prospects.

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

Oil and gas price volatility has and may continue to adversely affect our results of operations and financial condition.

Our revenues, cash flow, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas, over which we have no control. If oil prices are higher, we can generate more cash from our drilling operations, and if oil prices are lower, our ability to generate cash is reduced. In addition, our ability to borrow funds and to obtain additional capital on attractive terms is also substantially dependent on oil and gas prices. Historically and recently, world-wide oil and gas prices and markets have been very volatile and are likely to continue to be volatile in the future.

Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include international political conditions (including wars, conflicts, trade and other disputes, cyberattacks and similar occurrences), the domestic and foreign supply of oil and gas, the level of consumer demand and factors effecting such demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the effect of domestic and foreign regulation of production and transportation, general economic conditions, changes in supply due to drilling by other producers and changes in demand may adversely affect our ability to market our oil and gas production. Any significant decline in the price of oil or gas would adversely affect our revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of our oil and gas properties and our planned level of capital expenditures. This risk was demonstrated in 2020 and 2021 with very significant swings in the price of oil as a result of the global COVID-19 pandemic and in 2022 with Russia’s invasion of Ukraine. We may continue to be subject to oil and gas price-related risks while the pandemic persists and for so long as the global economy remains uncertain.

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

Our growth is materially dependent upon the success of our drilling program. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including:

●	Unexpected drilling conditions, pressure or irregularities in formations;

●	Equipment failures or accidents;

●	Adverse weather conditions;

●	Volatility (significant increase and decreases) in natural gas and oil prices;

●	Surface access restrictions;

●	Loss of title or other title related issues;

●	Compliance with, or changes in, governmental requirements and regulation; and

●	Costs of shortages or delays in the availability of drilling rigs or crews and the delivery of equipment and materials.

We experienced difficulties in drilling in 2021 at our Kruh-25 well when the well collapsed during the rainy season. Our future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Our overall drilling success rate or our drilling success rate for activity within a particular geographic area may decline. We may be unable to lease or drill identified or budgeted prospects within our expected time frame, or at all. We may be unable to lease or drill a particular prospect because, in some cases, we identify a prospect or drilling location before seeking an option or lease rights in the prospect or location. Similarly, our drilling schedule has varied and may in the future vary from the schedule set forth in our capital budget. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including:

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

Sustained substantial declines in oil and/or gas prices may render a significant portion of our exploration, development and exploitation projects unviable from an economic perspective, which may result in us having to make significant downward adjustments to our estimated proved reserves. As a result, a prolonged or substantial decline in oil and/or gas prices, such as we have experienced since mid-2014 and which was exacerbated during the COVID-19 pandemic during 2020 caused, and would likely in the future cause, a material and adverse effect on our future business, financial condition, results of operations, liquidity and ability to finance capital expenditures. Additionally, if we experience significant sustained decreases in oil and gas prices such that the expected future cash flows from our oil and gas properties falls below the net book value of our properties, we may be required to write down the value of our oil and gas properties. Any such asset impairments could materially and adversely affect our results of operations and, in turn, the trading price of our ordinary shares.

COVID-19 and any resulting volatility in the energy markets may materially and adversely affect our business, financial condition, operating results, cash flow, liquidity and prospects.

The outbreak of COVID-19 and its development into a pandemic in March 2020 have resulted in significant disruption globally, and variants of COVID-19 have continued to impact major parts of the world into 2022. Actions taken by various governmental authorities, individuals and companies around the world to prevent the spread of COVID-19 and its variants have restricted travel, business operations, and the overall level of individual movement and in-person interaction across the globe, including the United States and Indonesia. Furthermore, the pandemic in 2020 and at times since then has reduced demand and prices for oil and natural gas.

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

A sustained disruption in the capital markets from the COVID-19 pandemic during 2020 and at times since, specifically with respect to the energy industry. Any future such disruption could negatively impact our ability to raise capital. In the past, we have financed our operations by the issuance of equity securities. However, we cannot predict whether macro-economic disruptions stemming from COVID-19 will continue to fluctuate when the economy will fully return to pre-COVID-19 levels, if at all. These macro-economic disruptions may adversely impact our ability to raise additional capital to finance our operations in the future, which could materially and adversely affect our business, financial condition and prospects, and could ultimately cause our business to fail.

The extent to which COVID-19 ultimately impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of COVID-19 or variants of COVID-19, its severity, the actions to contain COVID-19 or treat its impact (such as vaccinations), and how quickly and to what extent normal economic and operating conditions can resume. Even after COVID-19 has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future, and lasting effects on the volatility in the price of oil and natural gas.

We may not be able to fund the capital expenditures that will be required for us to increase reserves and production.

We must make capital expenditures to develop our existing reserves and to discover new reserves. Historically, we have financed our capital expenditures primarily through related and non-related party financings as well as our initial public offering in December 2019 and the first tranche of our financing with L1 Capital in 2022. We expect to continue to utilize these or similar resources (as well as funds from potential equity and debt financings and any future net positive cash flow) in the future.

However, we cannot assure you that we will have sufficient capital resources in the future to finance all of our planned capital expenditures. This is particularly the case as we raised less funds than we had anticipated in our December 2019 initial public offering, which has required us to modify our drilling and other operational plans during 2020 and 2021.

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

Our future growth prospects are dependent upon our ability to identify optimal strategies for our business. In developing our business plan, we have and will continue to consider allocating capital and other resources to various aspects of our businesses including well-development (primarily drilling), reserve acquisitions, exploratory activity, corporate items and other alternatives. We also have and will continue to consider our likely sources of capital. Our ability to fund our current business plan is dependent on our available capital. As we raised less funds than we had anticipated in our December 2019 initial public offering, we have been faced with challenges relative to the allocation of those funds, which has required us to modify our business plan and which could create challenges for our ability to fully fund our plans. In addition, notwithstanding the determinations made in the development of our business plan, business opportunities not previously identified periodically come to our attention, including possible acquisitions and dispositions. If we fail to identify optimal business strategies or fail to optimize our capital investment and capital raising opportunities and the use of our other resources in furtherance of our business strategies, our financial condition and growth rate may be adversely affected. Moreover, economic or other circumstances may change from those contemplated by our business plan, and our failure to recognize or respond to those changes may limit our ability to achieve our objectives.

Our expectations for future drilling activities will be realized over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of such activities.

We have identified drilling locations and prospects for future drilling opportunities, including development and exploratory drilling activities, at both Kruh Block and Citarum Block. These drilling locations and prospects represent a significant part of our future drilling plans. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, access to and availability of equipment, services, resources and personnel and drilling results. There can be no assurance that we will drill these locations or that we will be able to produce oil from these locations or any other potential drilling locations. Changes in the laws or regulations on which we rely in planning and executing its drilling programs could adversely impact our ability to successfully complete those programs.

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

We have previously had to modify and in the future we may not adhere to our proposed drilling schedule.

While we have internally approved plans for development of Kruh Block and have publicly stated our intentions with respect to new drilling activity for Kruh Block, we have had to modify our drilling schedule in the past, and may be required to do so again in the future. Our final determination of whether and when to drill any scheduled or budgeted wells (whether in Kruh Block or otherwise) from time to time will be dependent on a number of factors, including:

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

Moreover, conditions (such as weather, Government permitting, our capital resources, and similar matters) have in the past required us, and may in the future require us, to modify or delay our drilling programs. Some of the factors that impact the timing of our drilling plans are beyond our control. Any delay in implementing our drilling programs could damage our reputation and share price, and could also have a material adverse effect on our results of operations (including our cash flows).

Seasonal weather conditions and other factors could adversely affect our ability to conduct drilling activities.

Our operations could be adversely affected by weather conditions. Severe weather conditions limit and may temporarily halt our ability to operate during such conditions. We experienced weather related challenges with the collapse of our Kruh-25 well in 2021, which set back our production in 2021. These constraints and the resulting shortages or high costs could delay or temporarily halt our oil and gas operations and materially increase our operating and capital costs, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors that are beyond our control.

Our drilling operations are subject to a number of risks, including:

●	Unexpected drilling conditions;

●	Facility or equipment failure or accidents;

●	Adverse weather conditions;

●	Unusual or unexpected geological formations;

●	Fires, blowouts and explosions;

●	Geopolitical conflicts including the recent military in Ukraine and sanctions on certain oil and gas exporting countries;

●	Unforeseen delays in the Government permit processing or the timing for the tendering of necessary third party services;

●	Uncontrollable pressures or flows of oil or gas or well fluids; and

●	Public health risks and pandemic outbreaks, such as COVID-19 and its variants.

With respect to the novel coronavirus pandemic in particular, the full effects of this outbreak around the world are presently unknown and unpredictable and could have a material adverse effect on (i) the demand for our oil and gas in Indonesia, (ii) our ability to staff our drilling operations and (iii) our supply chain.

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

Global financial crises and related turmoil in the global financial system have may have had a negative impact on our business, financial condition and results of operations. In particular, if disruptions in international credit markets, exacerbated by the sovereign debt crises or global pandemics, adversely impact the Indonesian economy (where our oil and gas products are sold by the Government), our business may suffer and may adversely affect our ability to access the credit or capital markets at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions. Any of the foregoing factors or a combination of these factors, or similar factors not known to us presently, could have an adverse effect on our liquidity, results of operations and financial condition.

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

Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, market uncertainty and a variety of other factors beyond our control, including:

●	Changes in foreign and domestic supply and demand for oil and gas;

●	Political stability and economic conditions in oil producing countries, particularly in the Middle East and also in Russia (particularly given the February 2022 invasion of Ukraine by Russian);

●	Weather conditions;

●	Price and level of foreign imports;

●	Terrorist activity in Indonesia or elsewhere;

●	Availability of pipeline and other secondary capacity;

●	General economic conditions;

●	Global risks of more coronavirus or other viral outbreaks, or other global or local public health uncertainties;

●	Domestic and foreign governmental regulation; and

●	The price and availability of alternative fuel sources.

Estimates of proved reserves and future net revenue are inherently imprecise.

The process of estimating oil reserves in accordance with the requirements of the United States Securities and Exchange Commission (“SEC”) is complex and involves decisions and assumptions in evaluating the available geological, geophysical, engineering and economic data. Accordingly, these estimates are imprecise. Actual future production, oil and gas prices, revenues, taxes, capital expenditures, operating expenses and quantities of recoverable oil reserves most likely will vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of our reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control.

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

If our capital requirements vary materially from our current plans, we would likely require further investment (which may be unavailable to the extent to do not generate positive cash flows) or equity financing (which may be unavailable on desirable terms, or at all). In addition, we will likely incur significant financial indebtedness in the future, which may involve restrictions on other financing and operating activities. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. A significant reduction in cash flows from operations or the availability of credit could materially adversely affect our ability to achieve our planned growth and operating results.

Our estimates regarding our market are based on our research but may prove incorrect.

This report contains certain data and information that we obtained from private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the oil and gas industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these or other forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

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

For example, on November 13, 2012, the Constitutional Court of the Republic of Indonesia (Mahkamah Konstitusi Republic Indonesia, or MK) issued Decision 36/PUU-X/2012 (or MK Decision 36/2012). In it, the MK declared several articles in the Oil and Gas Law of 2001 invalid and dissolved Badan Pelaksana Minyak dan Gas Bumi (or BP Migas) for failing to directly manage oil and gas resources as required by its interpretation of Article 33 of the Constitution of the Republic of Indonesia. In response to MK Decision 36/2012, the Government created SKK Migas and authorized it to take over the functions of BP Migas pursuant to Presidential Regulation No. 9 of 2013 on the Implementation of Management of Natural oil and Gas Upstream Business Activities. However, while these arrangements have not been challenged to date, there is a risk that future challenge to the current arrangements, and changes in Indonesian law generally, could require us to modify our operation and development plans, and could adversely impact our results of operations.

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

In Indonesia, the complexity of the laws and regulations relating to oil and gas activities is compounded by uncertainties in the legal and regulatory framework. Indonesia’s Oil and Gas Law of 2001 went into effect on November 23, 2001 (or the Oil and Gas Law). This law sets forth a statutory body of general principles governing oil and gas activities, which are further developed and implemented in a series of Government regulations, presidential decrees and ministerial decrees. The provisions of the Oil and Gas Law are generally broad, and few sources of interpretative guidance are available. In addition, not all of the implementing regulations to the Oil and Gas Law have been issued and some have only recently been enacted. It is uncertain how these regulations will affect us and our operations without clear instances of their application, while the uncertainty surrounding the Oil and Gas Law and its implementing regulations has increased the risks, and may result in increases in the costs, of conducting oil and gas activities in Indonesia.

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

For example, Law No. 32 of 2009 on Protection and Management of Environment (or the Environmental Law) as amended by Law No. 11 of 2020 on Job Creation (or the Omnibus Law) and its implementing regulation, Government Regulation No. 22 of 2021 on Environmental Protection and Management (or GR 22/2021), require an entity conducting oil and gas business operations have its environmental impact assessment report (Analisis Mengenai Dampak Lingkungan, or AMDAL), as well as an environmental management effort plan (Upaya Pengelolaan Lingkungan Hidup, or UKL) or an environmental monitoring effort plan (Upaya Pemantauan Lingkungan Hidup or UPL), approved. Under the Environmental Law, our environmental permit may be revoked should we fail to meet the obligations contained in the relevant AMDAL or UKL or UPL, which can in turn lead to the nullification of our business license.

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

Risks Related to Doing Business in Indonesia

As the domestic Indonesian market constitutes the major source of our revenue, the downturn in the rate of economic growth in Indonesia or other countries due to the unprecedented and challenging global market and economic conditions, whether due to the COVID-19 pandemic or any other such downturn for any other reason, will be detrimental to our results of operations.

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

In addition, the Indonesian securities market and the Indonesian economy are influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effect on the securities of companies in other countries, including Indonesia. A loss of investor confidence in the financial systems of other emerging markets may cause volatility in Indonesian financial markets and, indirectly, in the Indonesian economy in general. Any worldwide financial instability could also have a negative impact on the Indonesian economy, including the movement of exchange rates and interest rates in Indonesia. Any slowdown in the Indonesian economy, or future volatility in global commodity prices, could adversely affect the growth of our business in Indonesia.

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

On November 2, 2020, the Government of Indonesia issued the Omnibus Law, which aims to attract investment, create new jobs, and stimulate the economy by, among other things, simplifying the licensing process and harmonizing various laws and regulations, and making policy decisions faster for the central government to respond to global or other changes or challenges. The Omnibus Law amended more than 75 laws (including aspects of the Oil and Gas Law) and up to March 2022, the central government has issued at least 51 implementing regulations making the Omnibus Law one of the most sweeping regulatory reform in Indonesian history. The Omnibus Law introduces a number of new concepts, including a new risk-based assessment (i.e. low, medium and high risks) in issuing licenses for businesses, removes foreign ownership restrictions in various industries, simplifies environmental assessment requirements and licensing procedures, and provides a more flexible manpower regulation. Given the extensive breadth of changes introduced by the Omnibus Law, the full impact of various regulation and policy changes on our business and operation in Indonesia are presently unknown and subject to our ongoing review. Therefore, we are subject to the risk that compliance with the Omnibus Law may be challenging and may distract our management, and may also require us to alter operations, which in turn could impact our results of operations.

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

Prolonged and/or widespread regional conflict in the South East Asia could have the following results, among others:

●	Capital market reassessment of risk and subsequent redeployment of capital to more stable areas making it more difficult for us to obtain financing for potential development projects;

●	Security concerns in Indonesia, making it more difficult for our personnel or supplies to enter or exit the country;

●	Security concerns leading to evacuation of our personnel;

●	Damage to or destruction of our wells, production facilities, receiving terminals or other operating assets;

●	Inability of our service and equipment providers to deliver items necessary for us to conduct our operations in Indonesia, resulting in delays; and

●	The lack of availability of drilling rig and experienced crew, oilfield equipment or services if third party providers decide to exit the region.

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

As of the date of this report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa2” by Moody’s, “Negative” by Standard & Poor’s and “BBB” by Fitch Ratings. Indonesia’s short-term foreign currency debt is rated “A-2” by Standard & Poor’s and “F2” by Fitch Ratings.

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

We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia

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

Risks Related to Our Corporate Structure

We are a holding company, with all of our operations conducted through our operating subsidiaries in Indonesia. Should our operations generate positive cash flows in the future, and should we desire to cause our operating subsidiaries to make dividends or distributions to our parent company in the future, limitations on the ability of our subsidiaries to do so, or any tax implications of doing so, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries, which are limited liability companies established in Indonesia. Should our operations generate positive cash flows in the future, and should we desire to cause our operating subsidiaries to make dividends or distributions to our parent company in the future, we might be limited in our ability to do so for regulatory or tax reasons. If applicable laws, rules and regulations in Indonesia or Hong Kong (where our holding subsidiary WJ Energy is domiciled) in the future limit or preclude our Indonesian subsidiaries from making dividends to us, our ability to fund our holding company obligations or pay dividends on our ordinary shares could be materially and adversely affected. In addition, we may also enter into debt arrangements in the future which limit our ability to receive dividends or distributions from our operating subsidiaries or pay dividends to the holders of our ordinary shares. Indonesian, Hong Kong or Cayman Island tax laws, rules and regulations may also limit our future ability to receive dividends or distributions from our operating subsidiaries or pay dividends to the holders of our ordinary shares.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (Revised) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

Like many jurisdictions in the United States, Cayman Islands law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

A foreign corporation will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale of other disposition of their shares in the PFIC.

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

WJ Energy is our wholly-owned holding company subsidiary which is incorporated in Hong Kong. On June 30, 2020, the Hong Kong Special Administrative Region of the People’s Republic of China implemented a new national security law. The implementation of the national security law and its development may trigger sanctions or other forms of penalties by foreign governments, which may cause economic and other hardship for Hong Kong, including companies such as WJ Energy. As of the date of this annual report, we are not aware of any restrictions under this law that would preclude the transfer of corporate funds of our company through WJ Energy, nor have there been any sanctions or any forms of penalties imposed by foreign governments related to the Hong Kong national security law that would impact WJ Energy. However, it is difficult to predict the impact in the future, if any, that the national security law or similar measures will have on WJ Energy, including, without limitation, the ability of WJ Energy to pay dividends or make distributions to our company, as such impact will depend on future developments, which are highly uncertain and cannot be predicted. Any restrictions or limitations on funds passing through WJ Energy could have a material adverse effect on our ability to finance our operations in accordance with our past and current practices.

Risks Related to Our Ordinary Shares

Our January 2022 convertible note and warrant financing with L1 Capital could cause substantial dilution and pressure on the public price of our ordinary shares as repayments under such note can be paid in ordinary shares priced at a discount to market.

Beginning May 2022, we are required to commence monthly installment payments of our convertible note held by L1 Capital through maturity (or 14 payments) (which we refer to as the Monthly Payments), which Monthly Payments may be made, at our election, in cash or ordinary shares (or a combination of cash and ordinary shares), with such ordinary shares being issued at a valuation equal to the lesser of: (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the ordinary shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date (the Market Price), with a floor price of $1.20 per share (which floor price may be waived by us, but not L1 Capital, under certain circumstances). We shall not be permitted to make Monthly Payments under the note in ordinary shares if certain equity conditions are not met.

If we elect to Monthly Payments in ordinary shares, the value of such ordinary shares will be at discount to the then current market price of the ordinary shares. As such, the number of ordinary shares used to repay the note could be substantial, and issuances of ordinary shares to repay the note could therefore cause substantial dilution to our existing shareholders. Moreover, If the market price of the ordinary shares decreases in the 10 days following a Monthly Payment made in ordinary shares, L1 Capital will be entitled to receive an amount in additional ordinary shares or in cash based on a formula to account for the decrease in the share price, which would require us to issue even more ordinary shares, thus causing additional dilution.

In addition, any exercise by L1 Capital of the warrants that were issued to them in connection with this financing would cause additional dilution.

Finally, the ordinary shares we may use to repay the note and the ordinary shares underlying the L1 Capital warrants are expected to be registered for resale pursuant to a Registration Statement on Form F-1 filed with the SEC on March 9, 2022 (the “L1 Registration Statement”). If and when the L1 Registration Statement is declared effective, L1 Capital will have the ability to, in its discretion, sell any such shares in the public market. Accordingly, there is a risk that such sales could cause pressure on the public price of our ordinary shares and could force such price downwards, perhaps significant.

The rights afforded to L1 Capital under our convertible note and warrant financing with them could discourage investment in our company from third parties

Under our January 2022 (as amended in March 2022) financing agreements with L1 Capital, L1 Capital has been afforded certain rights which could discourage third parties from investing in our company based on the perceived preferred position and rights of L1 Capital. These rights include:

●	Without the approval of L1 Capital, we are restricted from issuing new ordinary shares or ordinary share equivalents until the date that is seven (7) trading days following the effectiveness of the L1 Registration Statement (subject to certain exceptions);

●	Our indebtedness to L1 Capital is required to be outstanding until repaid the senior debt obligation of our company;

●	Until January 21, 2023, L1 Capital shall have the right to participate in up to thirty percent (30%) of our future financings undertaken during that period;

●	While our indebtedness to L1 Capital is outstanding, if we issue any debt, including any subordinated debt or convertible debt, then L1 Capital will have the option to cause us to immediately utilize 30% of the aggregate proceeds of such issuance to repay the note to L1 Capital. In addition, if we issue any equity interests for cash as part of a financing transaction (other than in connection with an “at the market” funding program), then L1 Capital will have the option to cause us to direct 30% of such proceeds from such issuance to repay the L1 Capital note;

●	While our indebtedness to L1 Capital is outstanding, we shall not (without the prior written consent of L1 Capital): (i) enter into any financing transactions that qualify as “variable rate transactions” until thirty (30) days after such time as the L1 Capital note has been repaid in full and/or has been fully converted into ordinary shares or (ii) utilize any “at the market” offering program in respect of our ordinary shares in the thirty (30) day period following any date that we have made payments under the L1 Capital note in the form of ordinary shares; and

●	While our indebtedness to L1 Capital is outstanding, we shall not (without the prior written consent of L1 Capital): (i) authorize the amendment of any outstanding note, option, warrant, or other derivative security convertible, exercisable or exchangeable for ordinary shares to reduce the conversion, exercise or exchange price of any such security or (ii) grant a replacement note, option, warrant or other derivative security convertible, exercisable or exchangeable for ordinary shares for the purpose of reducing the conversion, exercise or exchange price of any such security being replaced; and

●	If we enter into a definitive agreement with respect to a change of control of our company, L1 Capital shall have the right to require our company to prepay the L1 Capital note with a five percent (5%) payment premium.

The existence of these rights of L1 Capital, or the exercise of such rights, may deter potential investors from providing us needed financing, or may deter investment banks from working with us, which would have a material adverse effect on our ability to finance our company.

The market for our ordinary shares has been volatile, and an active, liquid and orderly trading market for our ordinary shares may not be maintained in the United States, which could limit your ability to sell our ordinary shares.

The market for our ordinary shares has been volatile, with times of significant trading volume and times of minimal trading volume. Although our ordinary shares are listed on the NYSE American, an active, liquid and orderly U.S. public market for our ordinary shares may not be achieved or sustained, and the market for our ordinary shares may remain unpredictable. If an active, liquid and orderly market is not sustained, you may experience difficulty selling your ordinary shares. Moreover, the price of our publicly-listed shares has been subject to significant price fluctuations, which creates the risk of loss of your investment in our ordinary shares.

Our ordinary share price has been and may in the future be volatile and, as a result, you could lose a significant portion or all of your investment.

The market price of our ordinary shares on the NYSE American has fluctuated, and may in the future fluctuate (in each case to a significant extent), as a result of several factors, including the following:

●	Fluctuations in oil and other commodity prices (including but not limited to as a result of external events such as the COVID-19 pandemic and Russia’s invasion of Ukraine in February 2022);

●	Volatility in the energy industry, both in Indonesia and internationally;

●	Variations in our operating results;

●	Risks relating to our business and industry, including those discussed above;

●	Strategic actions by us or our competitors;

●	Reputational damage from accidents or other adverse events related to our company or its operations;

●	Investor perception of us, the energy sector in which we operate, the investment opportunity associated with the ordinary shares and our future performance;

●	Addition or departure of our executive officers or directors;

●	Changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;

●	Trading volume of our ordinary shares;

●	Future sales of our ordinary shares by us or our shareholders;

●	Domestic and international economic, legal and regulatory factors unrelated to our performance; or

●	The release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

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

We may not be able to maintain the listing of our ordinary shares on the NYSE American, which could adversely affect our liquidity and the trading volume and market price of our ordinary shares, and decrease the value of your investment.

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

We presently have only limited commitments for financing from our January 2022 financing transaction with L1 Capital), and no assurance can be provided that we will be able to raise funds when needed. Further, we cannot assure you that our actual cash requirements will not exceed our estimates. Even if we were to discover be successful in our exploration operations, we will require additional financing to bring our interests into commercial operation and pay for operating expenses until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

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

Maderic Holding Limited, an entity controlled by our Chairman Wirawan Jusuf (or Maderic), owns and exercises voting and investment control of approximately 68.29% of our ordinary shares as of the date of this report. As a result of this concentration of share ownership, investors may be prevented from affecting matters involving our company, including:

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

We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2021. If we fail to remediate this weakness or otherwise develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We have identified a “material weakness” and other control deficiencies including significant deficiencies in our internal control over financial reporting for the year ended December 31, 2021. As defined in the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2021 and 2020, the material weaknesses that have been identified in our internal control over financial reporting as of such dates related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weakness identified. As a result of the material weakness, our management has concluded that as of December 31, 2021, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and that the required disclosure is made within the time period specified in the rules and forms of the SEC. We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

Upon completion of our initial public offering, we became subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in this report. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

As a “foreign private issuer” for U.S. securities laws purposes, the rules governing the information that we will be required to disclose differ materially from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. For example, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly (should we provide them) or current reports may contain less or different information than required under U.S. filings. In addition, as a foreign private issuer, we are exempt from the proxy rules under Section 14 of the Exchange Act, and proxy statements that we distribute are not subject to review by the SEC. Our exemption from Section 16 rules under the Exchange Act regarding sales of ordinary shares by our insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our ordinary shares.

Moreover, as a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE American applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. For example, we follow Cayman Islands law with respect to the requirements for meetings of our shareholders, which are different from the requirements of the NYSE American. Additionally, in January 2022 in connection with our financing with L1 Capital, we formally adopted home country practice and thereby opted out of the NYSE American rule that would otherwise require shareholder approval should we issue more than 19.99% of our then outstanding ordinary shares in a financing that is not a “public offering” at less than the then current market value. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE American rules as shareholders of companies that do not have such exemptions.

Other future issuances of additional ordinary shares could cause dilution of ownership interests and adversely affect our share price.

Beyond our note financing with L1 Capital, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders or result in downward pressure on the price of our ordinary shares.

Shares eligible for future, including as a result of our financing with L1 Capital, sale may depress our stock price.

As of the date of this report, we had 7,647,214 ordinary shares outstanding, 5,441,481 of which were held by our officers, directors and affiliates. In addition, 637,500 ordinary shares are subject to outstanding options granted under certain stock option agreements entered into with our management team. All of the ordinary shares held by affiliates (notably Maderic, which is controlled by our Chairman) are restricted or control securities under Rule 144 promulgated under the Securities Act. Sales of these ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

Moreover, under our convertible note financing with L1 Capital, L1 Capital has the right to convert principal under such note at $6.00 per share, which could be substantially lower than the prevailing market price of our ordinary shares. Further, we are required to make monthly installment payments of the L1 Capital note beginning in May 2022, and should we elect to make such payments in the form of ordinary shares, such shares will be priced at (and the number of shares to be issued will be determined based upon) the lesser (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the ordinary shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date, with a floor price of $1.20 per share (which floor price may be waived by us, but not L1 Capital, under certain circumstances). Any payments of the L1 Capital note in ordinary shares could therefore require us to issue L1 Capital a significant number of ordinary shares, which could be sold into the market, which could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities. L1 Capital also holds the ordinary share purchase warrants, which are currently exercisable at $6.00 per share. Upon exercise of such warrants, sales of the underlying ordinary shares could also have a material adverse effect on the price of the ordinary shares.

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

We do not know when or if we will pay dividends to our shareholders, and the likelihood that we will be paying dividends on our ordinary is remote at this time. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. Accordingly, investors must look solely to appreciation of our ordinary shares in the market to realize a gain on their investment. This appreciation may not occur.

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

Indonesia’s Oil and Gas Industry and Economic Information

The largest economy in Southeast Asia, Indonesia (located between the Indian and Pacific oceans and bordered by Malaysia, Singapore, East Timor and Papua New Guinea) has charted impressive economic growth since overcoming the Asian financial crisis of the late 1990s. The Indonesian economy continued to recover in 2021 despite moderating due to the COVID-19 Delta variant wave mid-year. The Indonesian economy is estimated to have expanded 3.7 percent during 2021 and is forecast to accelerate to 5.2 percent in 2022, according to the World Bank. Today, Indonesia is the world’s 10th largest economy, a member of the G-20 and the world’s fourth most populous nation with a population, according to the Central Intelligence Agency’s World Factbook, as of July 2021 of over 275 million. Indonesia also has a prominent presence in other commodities markets such as thermal coal, copper, gold and tin, with Indonesia being the world’s second largest tin producer and largest tin exporter, as well as in the agriculture industry as a producer of rice, palm oil, coffee, medicinal plants, spices and rubber according to the Indonesia Commodity & Derivatives Exchange and the World Factbook.

The Indonesian oil and gas industry is among the oldest in the world. Indonesia has been active in the oil and gas sector for over 130 years after its first oil discovery in North Sumatra in 1885. The major international energy companies began their significant exploration and development operations in the mid-20th century. According to the Special Taskforce for Upstream Oil and Gas Business Activities (SKK Migas - Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi) Annual Report 2020 and the BP Statistical Review of World Energy 2021, Indonesia held proven oil reserves of 2.44 billion barrels at the end of 2020. According to its public filings, Chevron has been very active in Indonesia for over 50 years. Chevron has produced a very large amount of oil — 12 billion barrels — over this period with billions of those barrels having been produced in Sumatra (the location of our Kruh Block, as described below. The following map shows the area in which international major companies operate within Indonesia:

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

The oil and gas industry, however, both in Indonesia and globally, has experienced significant volatility in the last four years. Global geopolitical and economic considerations play a significant role in driving the sensitivity of oil prices. From its peak in mid-2014 (US$105.72 per barrel), the Indonesia Crude Price (the “ICP”) for the type of crude oil we produce collapsed by more than 75% and began 2016 at US$25.83 per barrel. Since 2016, political and economic factors forced the global crude oil supply and demand to a balance and ICP rose again to reach the average of US$61.89 for the year ended December 31, 2019. According to Forbes, in the first quarter of 2020, the Covid-19 outbreak had a large impact on oil prices worldwide. As Saudi Arabia increased oil production and lowered prices beginning of March, despite a lack in demand in the wake of the virus outbreak, benchmark oil prices collapsed by 25%. The ICP was depressed to an average price of US$ 37.58 per barrel for the year ending December 31, 2020 which, compared to the year ending December 31, 2019, is a decline of 39.28% (although in 2021, the average ICP price has risen with an average December 2021 price of US$72.62 per barrel).

The problem of a lack of new reserve discoveries and reserve depletion still remains, resulting in a decline in the contribution to state revenue from the Indonesian oil and gas sector. According to the PWC 2020 Guide, investment in the oil and gas industry was around US$12.1 billion in 2019, the highest since 2016 due to the rise in oil and gas prices triggering some investment interest. On a gas reserve basis, as stated in the BP Statistical Review of World Energy 2021 (or the BP 2021 Report), Indonesia ranks 20th in the world and the 4th in the Asia-Pacific region, following China, Australia and India.

According to the DGOG, in 2020, investment of US$10.47 billion has been realized in upstream activities in Indonesia. The SKK Migas Annual Report recorded that at the end of 2020, Indonesia had a total of 184 Contract Areas, comprising 95 Contract Areas in exploitation stage and the remaining 89 in the exploration stage. SKK Migas also reported that total investment in 2020 was US$ 10.5 billion. Roughly 75% of oil upstream activities are focused in Western Indonesia, where our blocks are located. SKK MIGAS also recorded that there are 42 main projects in the upstream sector until 2027 with the total investment amount of US$ 43.3 billion. SKK Migas stated in their 2020 Annual Report that the spirit to continue production has increased investment in 2018 up to 2019, but decreased in 2020. If compared in 2019, investment in 2020 decreased by 9.5% due to various challenges from a technical point of view as well as the upstream oil and gas business climate as the decline in oil prices and the conditions of the Covid-19 pandemic. In order to boost oil and gas investment and production, the Indonesian government changed the PSC system in March 2018 from cost recovery to gross split, and further revoked 18 regulations and 23 requirements for certifications, recommendations and permits, each in an attempt to reduce duplication in certification, shorten bureaucracy and simplify the regulatory regime. The gross split scheme allocates oil and gas production to contracting parties based on gross production, whereas in cost recovery, oil and gas production was shared between the government and contractors after deducting the production costs. The government remains keen to attract more foreign investment into the domestic oil and gas industry due to insufficient production against rising demand.

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

According to the BP 2021 Report, Indonesia’s oil consumption in 2020 reached 1.45 million barrels per day, 51% of which was met by domestic production. The MEMR specified that Indonesia exported 31.45 million barrels of oil and imported 79.69 million barrels of oil in 2020. SKK Migas recorded Thailand and Singapore as the top two countries Indonesia exported oil and condensate to in 2020, respectively at 10.18 million barrels and 4.13 million barrels.

Further, we believe that Indonesia’s expanding economy, in combination with the government’s intention to lower reliance on coal as a source for energy supply in industries, power generation and transportation, will cause Indonesian domestic demand for gas to rise in the future. Indonesia’s power infrastructure needs substantial investment if it is not to inhibit Indonesia’s economic growth. According to the MEMR 2020 Report, generating capacity at the end of 2020 was standing at around 72.8 gigawatts or an increase of 4.5% compared to 69.7 gigawatts generating capacity in 2019. According to the 2017 Indonesian General National Energy Plan, the Government has targeted an increase in power generation capacity to 190 gigawatts in 2030 and 443 gigawatts in 2050 to keep up with the electricity demand from Indonesia’s growing middle class population and its manufacturing sector. The Indonesian Secretariat General of National Energy Council has reported that Indonesia’s gas demand is estimated to rise from 1.67 TCF in 2015 to 2.45 TCF in 2025 with the bulk of demand originating from Java and Bali, particularly for power stations and fertilizer plants.

According to Indonesia Energy Outlook 2020, a report published by the Indonesian Agency for the Assessment and Application of Technology, from 2018 to 2050, Indonesia’s total energy demand is expected to grow at an average rate of 3.9% per year. For the same period, natural gas demand average growth rate is estimated at 3.8% per year, industrial sector energy demand average growth rate is expected at 4.4% per year and total electricity demand is expected to increase 630% by 2050, with 24% of it will be generated by gas.

In terms of gas distribution, Indonesia still lacks an extensive gas pipeline network because the major gas reserves are located away from the demand centers due to the particular territorial composition of the archipelagic state of Indonesia. Indonesian gas pipeline networks have been developed based on business projects; thus, they are composed of a number of fragmented systems. The developed gas networks are located mostly near consumer centers. Total gas transmission and distribution pipeline infrastructure in 2020 was 15.725,06 km which is 6.51% higher compared to 2019 but still 46% lower compared to 2019 additional pipeline length. By 2024 Indonesia is expected to have a total of 17,300 km of gas pipeline network according to Oil and Gas Downstream Regulatory Agency (BPH MIGAS) 2020 Performance Report.

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

An important fact is that, since we started our operations in 2014, the natural resources industry has gone through a dramatic change due to oil price volatility. The challenges imposed by low oil prices during this period created an incentive for us to operate efficiently by driving our business to make the most use of the resources available within our organization to lower costs and improve operational productivity. More recently, with an improvement in oil prices, we believe are in a good position to take advantage of our lower producing costs.

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

Kruh Block

We acquired rights to the Kruh Block in 2014 and started its operations in November 2014 through our Indonesian subsidiary PT Green World Nusantara (or GWN). Kruh Block operated under a Technical Assistance Contract (or TAC) with Pertamina, Indonesia’s state-owned oil and natural gas corporation, until May 2020 and the operatorship of Kruh Block shall continue as a Joint Operation Partnership (or KSO) from May 2020 until May 2030. This block covers an area of 258 km2 (63,753 acres) and is located 16 miles northwest of Pendopo, Pali, South Sumatra. This block produced an average of about 6,044 barrels of oil per month in 2020 and about 5,053 barrels oil per month in 2021. Out of the total eight proved and potentially oil bearing structures in the block, three structures (North Kruh, Kruh and West Kruh fields) have combined proved developed and undeveloped gross crude oil reserves of 3.25 million barrels (net crude oil proved reserves of 1.52 million barrels) and probable undeveloped gross crude oil reserves of 2.44 million barrels as of December 31, 2021 determined on a May 2030 contract expiration date. Due to the production in 2021 and late start of development drilling program caused by the Government permitting process and the COVID-19 pandemic, the proved reserves is likely to decrease in 2022 while the probable reserves will increase. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. While proved undeveloped reserves include locations directly offsetting development spacing areas, probable reserves are locations directly offsetting proved reserves areas and where data control or interpretations of available data are less certain. There should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. The estimate of probable reserves is more uncertain than proved reserves and has not been adjusted for risk due to the uncertainty. Therefore, estimates of proved and probable reserves may not be comparable with each other and should not be summed arithmetically.

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

As of May 22, 2020, we commenced the continuation of our operatorship of Kruh Block under a KSO contract that has a term until May 2030. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between both contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per bbl multiplying non-shareable oil (NSO). Also, similar to the TAC contract, under the KSO terms, we have committed to a 3 years’ work program to drill additional wells and perform exploration activities such as 2D and 3D seismic within the Kruh Block. If we fail to fulfill our obligations, including the performance of the work program commitment, Pertamina will have the right to terminate our KSO contract and our bank guarantee shall be deemed forfeited. As of December 2021, we have fulfilled the obligation of drilling commitment specified in the KSO contract.

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Government permitting process and COVID-19-related delays experienced during 2021, our overall drilling program for Kruh Block has similarly been somewhat delayed. We continue to carry on with our plan on drilling 18 new wells at Kruh Block, but now through 2024 rather than 2023. We completed the drilling of 2 of those wells in 2021 with the additional 16 more wells expected during the course of 2022 through 2024 as described further below.

We commenced the drilling of a well named “Kruh-25” at Kruh Block on April 21, 2021 and another well named “Kruh-26” at Kruh Block on August 22, 2021. As a result of our successful drilling program at Kruh-26, our production rate increased by over 50% from approximately 160 barrels of oil per day during the first 10 months of 2021 to approximately 245 barrels of oil per day as of late December 2021. Kruh 25 has not reached its optimal production rate as a result of significant damage due to flooding during an extended period of heavy monsoon rain in 2021, leading to extremely difficult working conditions caused by a deteriorated drill site and inadequate equipment performance. We are currently conducting remedial workover activities at Kruh 25 so that it can attempt to match the results of the Kruh-26 well. We will use Electrical Enhanced Oil Recovery (or EEOR), an electro kinetic process to improve oil recovery, to help remedy the damage in K-25 reservoirs. Such technique improves viscosity of fluids by electrochemical reactions such as oxidation and reduction (REDOX reactions). Our other existing producing wells at Kruh Block could also potentially benefit from this technique.

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

In December 2018, we initiated a pilot project with the application of electrical stimulation oil recovery method (ESOR) for an attempt of increasing the oil production in the Kruh field. The basic function of the ESOR process is to increase the mobility of the oil by reducing its viscosity, which in turn helps move the oil toward producing wells. By inducing direct current power through existing oil wells, the electric field drives the oil from the anode to the cathode, a process commonly referred to as electrokinetics. During the trial period in 2019, we did not observe significant increases of production rate from the 4 producing wells. Therefore, we terminated the pilot project in February 2020.

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

During 2021, Kruh Block produced an average of about 5,053 barrels per month (gross), which is less than in 2020 due to further anticipated decline. For the year ended December 2021, we have produced a total of 60,637 barrels of oil from the Kruh structure. The production rate is expected to increase given the commencement of new drilling at Kruh Block in early 2022.

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

As of December 31, 2021 and 2020, considering the operatorship of Kruh Block ending in May 2030, net proved reserves have a net ratio of approximately 46.65% and 61.13% of total reserves, respectively. This net ratio calculation is based on our revenue entitlement, taking into consideration the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period. As of December 31, 2017, with the Kruh Block operatorship ending in May 2020, the unrecovered expenditures on TAC operations of $20,258,361 would remain unrecovered up to the end of the TAC, hence our entitlement to 74.37% of the revenue from the sales of the crude oil produced until the expiry of the TAC in May 2020 (65% of the proceeds from the sale of the crude oil produced as cost recovery plus 26.7857% profit sharing portion of the remaining 35% of the proceeds from the sale of the crude oil), which results in a net proved reserves ratio of 74.37% of total reserves at that point in time. In contrast, as of December 31, 2018, with an assumed extension of the Kruh Block operatorship to May 2030 and with the cost recovery balance reset to zero in May 2020, we estimate that we will be entitled to approximately 42.72% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block until May 2030, considering the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period, resulting on a net proved reserves ratio of 42.72% of total reserves.

Following the confirmation of the Kruh Block extension, our board of directors approved a development plan for a drilling program of 16 Proved Undeveloped Reserves (or PUD) wells at Kruh Block, according to the schedule below:

	Unit\Year	2022	2023	2024	Total
Planned PUD wells	Gross well	4	6	6	16
Future wells costs (1)	US$	6,000,000	9,000,000	9,000,000	24,000,000
Costs already paid	US$	357,321	-	-	-
Total gross PUD added	Bbls	592,992	1,312,446	1,036,968	2,942,406
Total net PUD added	Bbls	276,636	612,267	483,754	1,372,657

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

We commenced new drilling operations in Kruh Block in March 2021, and new drilling of 2 wells commenced in April 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process.

For Proved Developed (or PDP) reserves, we produced 72,524 bbls and 60,637 bbls for the years ended December 2020 and 2021. The declining production is mostly due to natural reservoir energy decline and delay in drilling new wells due to COVID19 pandemic. With the 4 new development wells planned in 2022, the production rate will increase significantly. We expect to finance these future drilling plans through short-term and long-term borrowings from third parties or related parties as well as the recent financing with L1 Capital.

The gross oil reserves were reduced from 4,309,877 bbls as of December 31, 2020 to 3,253,617 bbls as of December 31, 2021 mostly due to the production and rescheduling of our drilling plan. As of December 31, 2021, the net reserves were estimated as 1,517,840 bbls using a per barrel crude price of US$67.02 (historical 12-month average price calculated as the average ICP for each month in 2021). In a “cost recovery” system such as the Kruh KSO contract, the production share and net reserves entitlement to our company increases in periods of lower oil prices (46.65% net share for ICP, US$67.02 in year 2021) and decreases in periods of higher oil prices (61.13% net share for ICP, US$37.58 in year 2020). This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the KSO economic models.

The table below summarizes the gross and net crude oil proved reserves as of December 31, 2021 in Kruh Block:

	Crude Oil Proved Reserves at Kruh Block
Gross Crude Oil Reserves
Gross Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	311,211
Gross Crude Oil Proved Undeveloped Reserves (PUD)		2,942,406
Total Gross Crude Oil Reserves	Bbl	3,253,617

Net Crude Oil Reserves
Net Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	145,182
Net Crude Oil Proved Undeveloped Reserves (PUD)		1,372,658
Total Net Crude Oil Reserves	Bbl	1,517,840

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

Net reserves were estimated using a per barrel crude price of US$67.02 (historical 12-month average price calculated as the average ICP for each month in 2021). In a “cost recovery” system, such as the TAC or KSO, in which Kruh Block operates or will operate, the production share and net reserves entitlement to our company reduces in periods of higher oil price and increases in periods of lower oil price. This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the TAC and KSO economic models.

As of December 31, 2021, Kruh Block had 5 oil producing wells (K-20, K-22, K-23, K-25 and K-26 in Kruh field) covering 47 acres. K-21 well is temporarily shut-in. There were 16 proved undeveloped oil locations in Kruh (5), North Kruh (6) and West Kruh (5) field covering 391 acres. In the West Kruh field, there are additional 5 probable locations covering 132 acres. See details on table below.

PDP, PUD and Probable Locations and Acreage for the Kruh Block as of December 31, 2021
Reserves Category	Kruh Field		North Kruh Field		West Kruh Field		Total
	Locations	Acreage	Locations	Acreage	Locations	Acreage	Locations	Acreage
Proved Dev Producing (PDP)	6	42	-	-	-	-	6	42
Proved Undeveloped (PUD)	5	41	6	159	5	149	16	349
Total Proved	11	83	6	159	5	149	22	391
Probable	7	36	5	101	5	132	17	269
Total Proved & Probable	18	119	11	260	10	281	39	660

The following table summarizes the gross and net developed and undeveloped acreage of Kruh Block based on our TAC and KSO terms, as well as our economic model as of December 31, 2021:

Gross and Net Developed and Undeveloped Acreage of Kruh Block as of December 31, 2021
	Developed Acreage		Undeveloped Acreage		Total Acreage
Kruh Block	Gross	Net	Gross	Net	Gross	Net
Kruh Field	125	58	41	19	166	77
North Kruh Field	51	24	159	74	210	98
West Kruh Field	9	4	149	70	158	74
Other	-	-	63,219	29,492	63,219	29,492
Total	185	86	63,568	29,655	63,753	29,741

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

The following timeline illustrates the Citarum Block acquisition process:

As part of our commitment of conducting a 300 km of seismic survey, we have recently submitted our work program and budget to the Indonesian Interim Taskforce for Upstream Oil and Gas Business Activities (Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, or SKK Migas). Upon its approval, we will start an Environmental Base Assessment for the region in conjunction with a local university and use the result as a base for any exploration activity in the area. This is part of our exploration activity in Citarum. When the exploration program is initiated, we plan to conduct more Geological and Geophysical (“G&G”) studies and a 300km2 2D seismic within the first year of the exploration program and drill our first exploration well in the Jonggol area in its second year. If the drilling is successful, we plan on conducting a 100km2 3D seismic within the second year and drill additional 2 delineation wells in the third year in order to propose a phase 1 development plan for the Citarum Block. If no petroleum in commercial quantities is discovered in Citarum during the exploration period, our PSC would be automatically terminated.

The upcoming exploration program for Citarum will begin with the 8 prospects with the lowest risk (38%-48%), 5 in the Jonggol region and 3 in the Purwakarta region, out of the 28 exploration prospects previously identified and evaluated by the Joint Study. According to data published by SKK Migas, from 2012 to 2020, there were a total of 392 exploration wells drilled in Indonesia and 258 out of the 392 resulted in an oil and gas discovery. The most recent complete data is shown in the table below.

Description \ Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Total Exploration Wells	96	75	64	33	33	15	22	26	28	392
Total Discovery Wells	65	53	47	27	23	10	13	8	12	258
Success Ratio	68%	71%	73%	82%	70%	67%	59%	31%	43%	66%
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

47

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

In 2021, we continued to evaluate the resource size and risk for the prospects. Design of the 2D seismic acquisition and processing program is underway. The 2D seismic program will be used to further evaluate the prospects before we begin the drilling program.

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

The following table summarizes the gross and net developed and undeveloped acreage of Citarum Block based on our PSC terms and economic model as of December 31, 2021:

Gross and Net Developed and Undeveloped Acreage of Citarum Block as of December 31, 2021
	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
Citarum Block	-	-	969,807	622,112	969,807	622,112
Total	-	-	969,807	622,112	969,807	622,112

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

Due to the high level of COVID19 cases from late 2020 till late 2021, populated areas such as Jakarta and Java have enforced the lockdown policy which restricted practically all work activities to home-based. Travelling and mobilization of goods between cities and towns were restricted. In view of this situation, SKKMIGAS has given one year extension until November 2022 of seismic acquisition project and G&G studies in the Citarum Block.

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

Potential Additional Block (Rangkas Area)

In mid-2018, we identified an onshore open area in the province of West Java, adjacent to our Citarum Block. We believe that this area, also known as the Rangkas Area, holds large amounts of crude oil due to its proven petroleum system. To confirm the potential of Rangkas Area, in July 2018, we formally expressed our interest to the DGOG of MEMR to conduct a Joint Study in the Rangkas Area and we attained the approval to initiate our Joint Study program in this area on November 5, 2018. The Rangkas Joint Study covered an area of 3,970 km2 (or 981,008 acres) and was completed in November 2019. The DGOG accepted the completion of the joint study and inquired IEC’s interest for further process to tender the block. The study result suggested an effective petroleum system for oil and gas accumulations. Furthermore, with the opportunity to integrate the operation of Citarum and Rangkas together efficiently, we decided to issue a Statement of Interest Letter in December 2020 to the Ministry of Energy (DGOG) as we intend to enter into a PSC contract for the Rangkas through a direct tender process. We will have the right to change our offer in order to match the best offer following the results of the bidding process. The timeline for the tender is contingent upon the DGOG’s plans and schedule. As of the date of this report, DGOG has neither responded to our Statement of Interest Letter, nor announced any plans for the direct tender process, due to the ongoing Covid-19 pandemic.

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

Our Kruh Block operatorship was under a TAC until May 2020, under which we were entitled to recover our share of past exploration and development costs and ongoing production costs of maximum 65% per annum and if those costs exceed the stated 65%, then the unrecovered surplus would be recovered in the succeeding years. Together with our share split, our monthly revenue was around 74% of the total production times Indonesian Crude Price during the TAC term. In May 2020, our Kruh Block operatorship was “renewed” under a KSO for an additional 10 years. Under KSO, part of the revenue. would be recognized based on the prevailing ICP through GWN from the 65% (sixty-five percent) of monthly proceeds as monthly cost recovery entitlement, which was different from TAC and would exclude all previous right form TAC to recover previously unrecovered costs.

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

Environmental Regulations

Indonesian law requires companies whose operations have a significant environmental or social impact to create and maintain one of two documents. Where a company’s operations meet or exceed a specified threshold, that company must obtain an Environmental Impact Assessment Report (Analisis Mengenai Dampak Lingkungan, or AMDAL). Minister of Environment and Forestry Regulation No. P.38/MENLHK/SETJEN/KUM.1/7/2019 of 2019 on Types of Business Plan and/or Activities Requiring an Environmental Impact Assessment requires companies whose operations involve the exploitation of oil and gas; pipelines of oil and gas under the sea; the construction of oil refineries, LPG refineries, or LNG refineries; the regasification of LNG; lubricating oil refineries; and coal bed methane field development, and whose operations meet the environmental or social impact threshold, to create and maintain an AMDAL. Where operations do not reach the threshold required for an AMDAL but still have an appreciable environmental or social impact, the company must prepare an Environmental Management Effort-Environmental Monitoring Effort (Upaya Pengelolaan Lingkungan Hidup dan Upaya Pemantauan Lingkungan Hidup, or UKL-UPL).

There are a number of other key obligations that companies involved in upstream oil and gas may be required to fulfill in order to monitor their environmental impact and ensure adequate resources are allocated to cleanup activities. GR 22/2021 requires business actors to submit reports detailing their disposal of wastewater and compliance with applicable regulations to the Environmental Information System, a newly established system to support environmental protection operations and management. Government Regulation 101 of 2014 on Management of Hazardous and Toxic Waste Materials and Government Regulation No. 74 of 2001 on Management of Hazardous or Toxic Materials (Bahan Berbahaya dan Beracun), require companies using or producing specified hazardous materials such as flammable, poisonous, or infectious waste to obtain a revocable permit in relation to their activities and subjects mining operations to controls on the disposal of such materials. Law No. 32 of 2009 on Environment requires the environmental license holder to create an environmental deposit fund for the restoration of the environment in a state-owned bank appointed by the MEF, Governor, Regent, or Mayor in accordance with their authority, who also has the authority to appoint a third party to conduct the restoration of the environment using the environmental deposit fund (this is to be detailed in an implementing regulation, which to date has not been issued). GR 35/2004 also requires contractors to allocate environmental deposit funds for the restoration of the environment after decommissioning, the amount of which is to be determined each year in conjunction with the budgets for operating costs and included in the work program and annual budget.

 In addition to the environmental deposit funds allocated for environmental restoration, on February 23, 2018 the MEMR issued MEMR Regulation No. 15 of 2018 on the Post-Operation Activities in Upstream Oil and Gas Business Activities (or MEMR Regulation 15/2018), which requires all contractors who are parties to an unexpired PSC to set aside certain amounts in an abandonment and site restoration (ASR) fund deposited in a bank account held jointly with SKK Migas from the start of commercial operations until the expiry of the PSC. Moreover, on September 12, 2018, SKK Migas issued the Guidance of Abandonment and Restoration No.KEP-0087/SKKMA0000/2018/S0 of 2018 and Working Procedure Guidelines No. PTK-040/SKKMA0000/2018/S0 (or the Restoration Guidance) as guidance for the implementation of abandonment and site restoration (or ASR) activities for upstream oil and gas business activities. Under the Restoration Guidance, the contractor must prepare an ASR report in relation to existing assets, assets being constructed, and assets that will be constructed in accordance with the development plan that must contain estimates of ASR costs, and the total amount to be reserved as an ASR fund which is to be established with a reputable Indonesian bank as a joint account with SKK Migas. The contractor must also submit a report on the results of the implementation plan as well as the use of the ASR fund after completing its ASR activities to SKK Migas, which will evaluate the report submitted and issue a statement letter confirming completion of the ASR if the evaluation result is satisfactory.

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

History and Corporate Structure

We were incorporated on April 24, 2018 as a holding company for WJ Energy, which in turn owns our Indonesian holding and operating subsidiaries. We presently have one major shareholder, Maderic, which owns 68.29% of our issued and outstanding ordinary shares. Our Chairman and Chief Executive and certain of his family members own and control Maderic (see Item 7. Major Shareholders and Related Party Transactions).

WJ Energy was incorporated in Hong Kong on June 3, 2014. The initial shareholders of WJ Energy were Maderic and HFO Investment Group Ltd. (which is controlled by the adult sister of our Chief Investment Officer and director, James J. Huang) (or HFO), with each owning 50% of WJ Energy’s shares. On October 20, 2014, HFO received HKD 4,000 from Maderic as consideration for 4,000 shares in WJ Energy, which resulted in Maderic owning 90% of WJ Energy and HFO owning 10%.

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

This series of transactions resulted in the then ownership of our company prior to our initial public offering to be set at 87.04% owned by Maderic (13,925,926 ordinary shares), and 12.96% owned by HFO (2,074,074 ordinary shares), out of a total of 16,000,000 issued ordinary shares.

On November 8, 2019, we implemented a one-for-zero point three seven five (1 for 0.375) reverse stock split of our ordinary shares by way of share consolidation under Cayman Islands law (which we refer to herein as the Reverse Stock Split). As a result of the Reverse Stock Split, the total of 16,000,000 issued and outstanding ordinary shares prior to the Reverse Stock Split was reduced to a total of 6,000,000 issued and outstanding ordinary shares. The purpose of the Reverse Stock Split was for us to be able to achieve a share price for our ordinary shares consistent with the listing requirements of the NYSE American. Any fractional ordinary share that would have otherwise resulted from the Reverse Stock Split was rounded up to the nearest full share. The Reverse Stock Split maintained our founding shareholders’ then percentage ownership interests in our company at 87.04% owned by Maderic (5,222,222 ordinary shares) and 12.96% owned by HFO (777,778 ordinary shares), out of a total of 6,000,000 issued ordinary shares. The Reverse Stock Split also increased the par value of our ordinary shares from $0.001 to $0.00267 and decreased the number of authorized ordinary shares of our company from 100,000,000 to 37,500,000 and authorized preferred shares from 10,000,000 to 3,750,000.

As of the date of this report, Maderic owns 68.29% of our issued and outstanding shares, while HFO owns less than 5% of our issued and outstanding shares. As of the date of this report, we have 7,647,214 ordinary shares issued and outstanding.

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

Recent Developments

Drilling and Production at Kruh Block

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Government permitting process and COVID-19-related delays experienced during 2021, our overall drilling program for Kruh Block has similarly been somewhat delayed. We still plan on drilling 18 new wells through 2024, we completed the drilling of 2 of those wells in 2021 (with the additional 16 more wells during the course of 2022 to 2024.

We commenced the drilling of a well named “Kruh 25” on Sumatra Island on April 21, 2021 and another one named “Kruh 26” on the same island on August 22, 2021. We discovered oil in both wells and our production rate increased by over 50% from approximately 160 barrels of oil per day during the first 10 months of 2021 to approximately 245 barrels of oil per day as of late December 2021, as a result of the completed Kruh 26 well on at Kruh Block.

We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022 which has a target total depth of 3,400 feet and we expected to take approximately 45 days to complete all drilling operations. We also plan to commence drilling of the K-28 well immediately following the completion of the K-27 well. A third new well at Kruh Block is anticipated to commence drilling in the June-July 2022 timeframe, and likely a fourth new well sometime before the end of 2022. These wells are the continuation of our previously announced drilling campaign to complete a total of 18 new production wells in Kruh Block by the end of 2024. If drilling is successful, each of K-27 and K-28 is expected to average production of over 100 barrels of oil per day over the first year of production, and each well will cost approximately $1.5 million to drill and complete. Based on the terms of our contract with the Indonesian government and an oil price of $90.00/barrel, each well is expected to generate $2.4 million in net revenue in its first twelve months, which would be enough to recover the cost of drilling the wells in the first year of production.

L1 Capital Financing

On January 21, 2022 (the “Initial Closing Date”), we closed an initial $5.0 million tranche (the “First Tranche”) of a total anticipated $7.0 million private placement with L1 Capital pursuant to the terms of Securities Purchase Agreement, dated January 21, 2022, between our company and L1 Capital (the “Purchase Agreement”).

In connection with the closing of the First Tranche, we issued to L1 Capital (i) a 6% Original Issuance Discount Senior Convertible Note in a principal amount of up to $7,000,000 (as described further below, the “Note”) and (ii) a five year Ordinary Share Purchase Warrant (the “Initial Warrant”) to purchase up to 383,620 of our ordinary shares at an exercise price of $6.00 per share, subject to adjustment.

Within two (2) trading days of the declaration of effectiveness of the L1 Registration Statement filed on March 9, 2022, and subject to the satisfaction of certain conditions precedent, a second tranche of funding under the Note (the “Second Tranche”) shall be provided by L1 Capital in the principal amount of $2,000,000. Such principal amount, if funded, will be added to the principal amount of the Note, and L1 Capital will be entitled to receive an additional Ordinary Share Purchase Warrant (carrying the same terms as the Initial Warrant) (the “Second Warrant” and collectively with the Initial Warrant, the “Warrants”) to purchase up to 153,450 ordinary shares, if the full amount of the Second Tranche is funded, at an exercise price of $6.00 per share, subject to adjustment.

The amount of the Second Tranche, and the corresponding number of ordinary shares underlying the Second Warrant, is subject to reduction if the principal amount of the Note (after funding the Second Tranche) would be less than 25% of our then current market capitalization at that time.

EF Hutton, division of Benchmark Investment, LLC, acted as exclusive placement agent for the offering and received customary fees.

On March 4, 2022, we entered into a First Amendment with L1 Capital to the Purchase Agreement (the “SPA Amendment”) and an Amended and Restated Senior Convertible Promissory Note, which amends and restates the Original Note in its entirety (the “Replacement Note”), to memorialize the following amendments to the terms of the financing transaction:

1. The Second Tranche Amount was increased from $2,000,000 to $5,000,000 (less a 6% original issuance discount as provided for in the Original Note) (the “New Second Tranche Amount”).

2. Because of the increase in the Second Tranche Amount, at the closing of the Second Tranche, L1 Capital will be entitled to receive a Second Warrant to purchase up to 383,620 Ordinary Shares (rather than 153,450 Ordinary Shares per the initial Purchase Agreement terms, and assuming the full New Second Tranche Amount is funded) at an exercise price of $6.00 per share, subject to adjustment as described above.

3. Without the prior approval of L1 Capital, we will be restricted in issuing new ordinary shares or ordinary share equivalents (subject to certain exceptions) during the period from March 4, 2022 through the date that is seven (7) trading days after the L1 Registration Statement is declared effective; provided that this restriction will not apply if then trading price of the Ordinary Shares is over $9.00 with average five (5) day trading volume of 500,000 shares.

4. The New Second Tranche Amount, and the corresponding number of ordinary shares underlying the Second Warrant, is subject to reduction if the principal amount of the Replacement Note (after funding the Second Tranche) would be 20% (as opposed to 25% as provided for in the Original Note) of our market capitalization on the trading following the date of effectiveness of the L1 Registration Statement.

Amendments to Employment Agreements

On January 21, 2022, we entered into a Second Amendment to Employment Agreement (the “Ingriselli Second Amendment”) with Frank C. Ingriselli, our President. The effective date of the Ingriselli Second Amendment is January 1, 2022. The Ingriselli Second Amendment amends that certain Employment Agreement between Mr. Ingriselli and us, effective February 1, 2019, as amended by that certain First Amendment to Employment Agreement, effective as of February 1, 2020 (the “Ingriselli Agreement”).

Pursuant to the Ingriselli Second Amendment: (i) the term of the Ingriselli Agreement was extended to December 31, 2023, unless terminated earlier pursuant to the terms of the Ingriselli Agreement; and (ii) Mr. Ingriselli was granted an award of 60,000 ordinary shares, with 30,000 shares vesting on July 1, 2022 and 30,000 vesting on January 1, 2023, with a lock-up period of 180 days from each vesting date.

On January 21, 2022, we entered into a Second Amendment to Employment Agreement (the “Overholtzer Second Amendment”) with Gregory Overholtzer, our Chief Financial Officer. The effective date of the Overholtzer Second Amendment is January 1, 2022. The Overholtzer Second Amendment amends that certain Employment Agreement between Mr. Overholtzer and us, effective February 1, 2019, as amended by that certain First Amendment to Employment Agreement, effective as of February 1, 2020 (the “Overholtzer Agreement”).

Pursuant to the Overholtzer Second Amendment, the term of the Overholtzer Agreement was extended to December 31, 2023, unless terminated earlier pursuant to the terms of the Overholtzer Agreement.

No further changes were made to either the Ingriselli Agreement or the Overholtzer Agreement.

The foregoing description of the Ingriselli Second Amendment and the Overholtzer Second Amendment is a summary only and does not purport to be complete and, is qualified in its entirety by reference to the full text of such documents, the forms of which is attached as Exhibit 10.5 and 10.6 tour Current Report on Form 6-K, filed with the SEC on January 25, 2022, respectively, and incorporated herein by reference.

Corporate Information

Our principal executive offices are located at GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia. Our telephone number at this address is +62 21 2696 2888. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands. Our web site is located at www.indo-energy.com. The information contained on our website is not incorporated by reference into this report, and the reference to our website in this report is an inactive textual reference only.

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

The table below shows the individual qualifications of our internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	44	12		32	23
Denny Radjawane	Geophysics	M.S.	31	12		19	15
Fransiska Sitinjak	Petroleum Engineering	M.S.	18	5	13		9
Yudhi Setiawan	Geology	B.S.	19	13	2	4	2
Oni Syahrial	Geology	B.S.	15	1		14	9
Juan Chandra	Geology	B.S.	16	1		15	10

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

Our revenue and potential for profit depend mostly on the level of oil production in Kruh Block and the ICP that is correlated to international crude oil prices. Therefore, the biggest factor affecting our financial results in 2021 and 2020 was the volatility in the price of crude oil. For the year ended December 31, 2021, ICP increased to an average of $67.02 per Bbl., 78.34% higher when compared to the ICP average of $37.58 per Bbl. for the year ended December 31, 2020, which reduced the financial performance of our company in 2020.

Since the commencement of operations in 2014 (then via our now subsidiary WJ Energy), the natural resources industry has gone through a dramatic change. The downturn in the price of crude oil during this period has impacted our results of operations, cash flows, capital and exploratory investment program and production outlook. A sustained lower price environment could result in the impairment or write-down of specific assets in future periods. During 2016, oil price crisis hit its bottom with an ICP of only $25.83 per Bbl. in the month of January. As a result of this low price, our operations went through a cost analysis procedure in order to determine the economic limit of each of our producing wells at Kruh by identifying their respective direct production cost. Accordingly, we closed a total of 6 wells that were producing less than 10 BOPD each that year. We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the drilling of the second well was commenced in August 2021. The reserve estimate was updated at the end of 2021. We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022 which has a target total depth of 3,400 feet and we expected to take approximately 45 days to complete all drilling operations. and we also plan to commence drilling of the K-28 well immediately following the completion of the K-27 well. A third new well at Kruh Block is anticipated to commence drilling in the June-July 2022 timeframe, and likely a fourth new well sometime before the end of 2022. These wells are the continuation of our previously announced drilling campaign to complete a total of 18 new production wells in Kruh Block by the end of 2024. If drilling is successful, each of K-27 and K-28 is expected to average production of over 100 barrels of oil per day over the first year of production, and each well will cost approximately $1.5 million to drill and complete. Based on the terms of our contract with the Indonesian government and an oil price of $90.00/barrel, each well is expected to generate $2.4 million in net revenue in its first twelve months, which would be enough to recover the cost of drilling the wells in the first year of production.

Key Components of Results of Operations

For the years ended December 31, 2021 and 2020

Financial and operating results for the year ended December 31, 2021 compared to the year ended December 31, 2020 are as follows:

●	Total oil production decreased approximately 16.39%, from 72,524 Bbl. for the year ended December 31, 2020 to 60,637 Bbl. for the same period in 2021. The higher oil price in 2021, however, resulted in higher revenue and cost recovery entitlements for the year ended December 31, 2021 than for the same period in 2020. This decrease in production was due to the decrease of the reservoir pressure which comes naturally in the primary recovery production phase for our four existing wells. The production increase from the two new wells K-25 and K-26 was offset by the natural decline of the four existing wells. Production from the new planned wells in 2022 is expected to show an increase in total daily production.

●	ICP increased 78.35% from an average price of $37.58 per Bbl. for the year ended December 31, 2020 to $67.02 per Bbl. for the same period in 2021. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2020, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price. In 2021, as the increasing COVID-19 vaccination rate among key industrial countries, loosening pandemic-related restrictions in many countries, and a growing economic resulted in increasing global petroleum demand and accordingly the increasing oil price.

●	Revenue increased by $471,767, or 23.82%, from $1,980,773 for the year ended December 31, 2020 to $2,452,540 for the same period in 2021 due to a combination of much higher ICP and slightly lower production.

●	General and administrative expenses decreased by $1,283,024, or 19.64%, for the year ended December 31, 2021 as compared to the same period in 2020, mainly due to the decrease of share-based compensation expense and travel expenses.

●	The amount of lease operating expenses increased by $474,620, or 23.52%, for the year ended December 31, 2021 as compared to the same period in 2020 mainly because of additional equipment added, including fracturing and servicing for K-22 approved in 2021 and water treatment system as well as pumping units and gensets (power generators) for new wells K-25 and K-26.

●	We incurred a net loss of $6,083,379 for the year ended December 31, 2021 as compared to a net loss of $6,951,698 for the same period in 2020, with the reduction in net loss being due to a combination of the factors described above.

●	The average production cost per barrel of oil for the year ended December 31, 2021 was $41.11 compared to $27.82 for the year ended December 31, 2020, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 53% due to a combination of the factors discussed above.

For the years ended December 31, 2020 and 2019

Financial and operating results for the year ended December 31, 2020 compared to the year ended December 31, 2019 are as follows:

●	Total oil production decreased approximately 20.29%, from 90,989 Bbl. for the year ended December 31, 2019 to 72,524 Bbl. for the same period in 2020, which resulted in lower revenue and cost recovery entitlements for the year ended December 31, 2020 than for the same period in 2019. This decrease was due to the decrease of the reservoir pressure which comes naturally in the primary recovery production phase for our four existing wells.

●	ICP decreased 39.28% from an average price of $61.89 per Bbl. for the year ended December 31, 2019 to $37.58 per Bbl. for the same period in 2020, reducing our revenue and cost recovery entitlements. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2020, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price.

●	Revenue decreased by $2,202,581, or 52.65%, from $4,183,354 for the year ended December 31, 2019 to $1,980,773 for the same period in 2020 due to a combination of lower ICP and lower production.

●	General and administrative expenses increased by $4,099,543, or 168.42%, for the year ended December 31, 2020 as compared to the same period in 2019. Major expenses for the years ended December 31, 2020 were employee salary (including share-based compensation expense), professional fees, director and officer insurance expense, and travel expenses.

●	The amount of lease operating expenses decreased by approximately $456,374, or 18.45%, for the year ended December 31, 2020 as compared to the same period in 2019 mainly because of the decline in production in Kruh Block.

●	We incurred a net loss of $6,951,698 for the year ended December 31, 2020 compared to a net loss of $1,673,735 for the same period in 2019, with the increase in net loss being due to a combination of the factors stated above.

●	The average production cost per barrel of oil for the year ended December 31, 2020 was $27.82 compared to $21.34 for the year ended December 31, 2019, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 30% due to a combination of the factors discussed above.

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

It is expected that the principal source of cash flow will be from the production and sale of crude oil and natural gas capitalized property which are depleting assets. Cash flow from the sale of oil and gas production depends upon the quantity of production and the price obtained for the production. An increase in prices will permit us to finance operations to a greater extent with internally generated funds and may allow us to obtain equity financing more easily or on better terms (subject to our agreements with L1 discussed above), and lessens the difficulty of obtaining financing. However, price increases heighten the competition for oil and gas prospects, increase the costs of exploration and development, and, because of potential price declines, increase the risks associated with the purchase of producing properties during times that prices are at higher levels.

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

We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the second well commenced in August 2021. The reserve estimate was updated at the end of 2021. We will complete the remaining 16 wells in 2022, 2023 and 2024.  We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022 which has a target total depth of 3,400 feet and we expected to take approximately 45 days to complete all drilling operations. and we also plan to commence drilling of the K-28 well immediately following the completion of the K-27 well. A third new well at Kruh Block is anticipated to commence drilling in the June-July 2022 timeframe, and likely a fourth new well sometime before the end of 2022. These wells are the continuation of our previously announced drilling campaign to complete a total of 18 new production wells in Kruh Block by the end of 2024. If drilling is successful, each of K-27 and K-28 is expected to average production of over 100 barrels of oil per day over the first year of production, and each well will cost approximately $1.5 million to drill and complete. Based on the terms of our contract with the Indonesian government and an oil price of $90.00/barrel, each well is expected to generate $2.4 million in net revenue in its first twelve months, which would be enough to recover the cost of drilling the wells in the first year of production.

The Russian-Ukraine conflict which began in February 2022 has caused an oil supply concern, which has led to a sharp increase in global oil prices. This trend has led to a higher Indonesian Crude Price (ICP), from $94.92 per Bbl in February and $114.02 per Bbl in March 2022 from the average ICP price of $67.02 per Bbl for the year 2021. A sustained increase in ICP creates the potential for higher revenue for our company without a resulting increase in expenses. It is our expectation that for 2022, this trend in oil price will help us establish positive cash flows for our company, enhance our liquidity and may provide us with enhanced access to capital resources.

Other than the foregoing, the management is unaware of any other trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

Results of Operations

The table below sets forth certain line items from our Consolidated Statement of Operations for the years ended December 31, 2021, 2020 and 2019:

	For The Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Revenue	$2,452,540	$1,980,773	$4,183,354
Lease operating expenses	2,492,476	2,017,856	2,474,230
Depreciation, depletion and amortization	810,855	698,851	876,676
General and administrative expenses	5,250,618	6,533,642	2,434,099
Exchange gain (loss)	28,489	132,033	(51,584)
Other income (expenses), net	(10,459)	185,845	(20,500)
Loss before income tax	(6,083,379)	(6,951,698)	(1,673,735)
Income tax provision	-	-	-
Net loss	$(6,083,379)	$(6,951,698)	$(1,673,735)
Other comprehensive loss	30,704	-	549
Total comprehensive loss	$(6,052,675)	$(6,951,698)	$(1,673,186)

Year ended December 31, 2021 compared with year ended December 31, 2020

Revenue

Total revenue for the year ended December 31, 2021 were $2,452,540 compared to $1,980,773 for the year ended December 31, 2020, an increase of $471,767 due to increase in ICP and partly offset by production declines.

Lease operating expenses

Lease operating expenses increased by $474,620, or 23.52%, for the year ended December 31, 2021 compared to the same period in 2020 mainly because of additional equipment added, including fracturing and servicing for K-22 approved in 2021 and water treatment system as well as pumping units and gensets (power generators) for new wells K-25 and K-26.

Depreciation, depletion and amortization (DD&A)

The amount of DD&A increased by $112,004, or 16.03%, for the year ended December 31, 2021 compared to the same period in 2020 due to retirement of certain drilling and production tools for the TAC Period.

General and Administrative Expenses

General and administrative expenses decreased by $1,283,024 or 19.64%, for the year ended December 31, 2021 as compared to the same period in 2020 due to a decrease of share-based compensation and travel expenses.

Exchange gain

We had exchange gain of $28,489 for the year ended December 31, 2021, as compared to exchange gain of $132,033 for the same periods ended in 2020. The change was primarily due to the fluctuation of the exchange rate.

Other expenses (income), net

There were other expenses, net of $10,459 for the year ended December 31, 2021 as compared to other income, net of $185,845 in the same period in 2020 due to bank charges, interest cost and interest income during year 2021.

Net Loss

We had net loss for the year ended December 31, 2021 in the amount of $6,083,379 as compared to $6,951,698 for the same periods in 2020, with the reduction in loss being due to the combination of the factors discussed above.

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

General and Administrative Expenses

General and administrative expenses increased by $4,099,543, or 168.42%, for the year ended December 31, 2020 as compared to the same period in 2019 due to an increase of employee salary and share-based compensation, professional fees, D&O insurance expense, and travel expenses.

Exchange gain

We had exchange gain of $132,033 for the year ended December 31, 2020, as compared to exchange loss of $51,584 for the same periods ended in 2019. The change was primarily due to the fluctuation of the exchange rate.

Other income (expenses), net

There was other income, net of $185,845 for the year ended December 31, 2020 as compared to net other expenses of $20,500 in the same period in 2019 due to the income from the write-off of account payable and actuarial gain, partially offset by the record of non-recoverable expense related to Kruh Block’s operations in the year ended December 31, 2020.

Net Loss

We had net loss for the year ended December 31, 2020 in the amount of $6,951,698 as compared to $1,673,735 for the same period in 2019, with the increase in net loss being due to the combination of the factors discussed above.

Critical Accounting Policies and Estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, included elsewhere in this annual report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

Impairment of long-lived assets

We review our long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets or asset group by comparing the carrying value of the long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition when the estimated undiscounted future cash flows is lower than the carrying value, an impairment loss is recognized in the consolidated statements of operations and comprehensive loss for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. There was no impairment for long-lived assets for the years ended December 31, 2021, 2020 and 2019, respectively.

Oil and gas property, net, Full cost method

We follow the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, such as the TAC and KSO Kruh Block, are capitalized. As of December 31, 2021 and 2020, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2021, 2020 and 2019, respectively.

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

For the years ended December 31, 2021, 2020 and 2019, the estimated proved reserves were considered based on the operatorship of the Kruh Block under the TAC through May 2020 and then the KSO from June 2020 and expiring in May 2030.

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

Provision for post-employment benefit

Post-employment benefits are recognized, pursuant to the regulatory requirements under the Indonesia Labor Law Article 167 Law No. 13 of 2003, to capture the amount we are obligated to pay, in lump-sum, to the employees hired under the governance of TAC and KSO upon its maturity. Such recognition is reviewed on an annual basis during the period in which the employees provide their services to our company and is performed through the involvement of an actuary.

Actuarial gains or losses are recognized in the other comprehensive income (“OCI”) and excluded permanently from operating profit or loss. Expected returns on plan assets are not recognized in operating profit or loss. Expected returns are replaced by recognizing interest income (or expense) on the net defined asset (or liability) in operating profit or loss, which is calculated using the discount rate used to measure the pension obligation.

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

Liquidity and Capital Resources

We generated a net loss of $6,083,379 and net cash used in operating activities of $3,548,656 for the year ended December 31, 2021. In addition, we have an accumulated deficit of $33,818,161 and working capital of $699,044 as of December 31, 2021. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve profitability for the foreseeable future. If we are unable to increase revenue or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

Our principal sources of liquidity include cash generated from operating activities, proceeds from our initial public offering which was completed on December 19, 2019 (the “IPO”), short-term and long-term borrowings from third parties or related parties as well as the recent financing with L1 Capital. On July 19, 2016, we entered into a loan agreement with Thalesco Eurotronics Pte Ltd. (a third party) and obtained a loan facility in the amount of $2,000,000 with original maturity date on July 30, 2017, renewed until July 30, 2020 to finance the drilling of one well in Kruh Block.On June 3, 2019, the loan was further extended until May 22, 2023. The loan bears an interest rate of 1.5% per annum. We also obtained a credit facility in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of 1 year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which we deposited a balance of $2,000,000 for the purpose of pledging this loan. On August 25, 2020 we repaid $1,000,000 towards the loan from Thalesco Eurotronics Pte Ltd. As of the end of 2021 and 2020, the amount due to Thalesco Eurotronics Pre Ltd. was $1,000,000 and $1,000,000, respectively.

On December 23, 2019, we consummated our IPO of 1,363,637 shares of our ordinary shares at a public offering price of $11.00 per ordinary share for gross proceeds of $15,000,007 before underwriting discounts, commissions and expenses.

On January 21, 2022, we closed the First Tranche of a total then anticipated $7,000,000 million private placement with L1 Capital pursuant to the Purchase Agreement. After deduction of 6.0% original issue discount and related legal expenses to the “First Tranche”, a total of $4,271,000 was received by us on January 24, 2022.

The Second Tranche under the original Note, in the principal amount of $2,000,000 (subject to potential reduction as described in our Current Report on Form 6-K filed on January 25, 2022, the “Second Tranche Amount”) was to be funded two (2) trading days following the declaration of effectiveness the L1 Registration Statement, subject to the satisfaction of certain conditions precedent. On March 4, 2022, we entered into the SPA Amendment and an Amended and Restated Senior Convertible Promissory Note with L1 Capital, which amends and restates the original Note in its entirety. Pursuant to these amendments, the Second Tranche Amount was increased from $2,000,000 to $5,000,000 (less a 6% original issuance discount as provided for in the Original Note). As of April 26, 2022, there was still $5,000,000 available under the L1 agreement without any restrictions to drawing those amounts.

As of April 26, 2022, we had approximately $1.91 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. In addition, we believe we will have continued access to financial support from L1 Capital in fulfilling our capital requirements. We expect to fund any shortfall in cash requirements through bank debt with banks in Indonesia with which we have pre-existing relationships and through potential public or private issuances of our securities. We will also continue to focus on improving operational efficiency and cost reductions and developing our core cash-generating business as planned. We intend to meet our cash requirements for the 12 months following the date of the issuance of this annual report through operations and the foregoing potential funding opportunities.

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

Cash flows

The following table sets forth certain historical information with respect to our statements of cash flows for the years ended December 31, 2021, 2020 and 2019:

	For The Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Net cash used in operating activities	$(3,548,656)	$(5,186,048)	$(439,794)
Net cash used in investing activities	(2,759,829)	(357,333)	(1,045,579)
Net cash (used in) provided by financing activities	-	(1,125,289)	13,124,250
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	-	-	-
Net change in cash and cash equivalents, and restricted cash	$(6,308,485)	$(6,668,670)	$11,638,877
Cash and cash equivalents, and restricted cash at beginning of year	9,403,499	16,072,169	4,433,292
Cash and cash equivalents, and restricted cash at end of year	$3,095,014	$9,403,499	$16,072,169

Year ended December 31, 2021 compared with year ended December 31, 2020

Operating activities

Operating activities used $3.55 million in cash for the year ended December 31, 2021, as compared to $5.19 million for 2020. The decrease of approximately $1.64 million in the amount of net cash used in operating activities is primarily due to contributions from approximately $1.18 million decrease of cash outflow from accounts receivable and decrease of $0.47 million cash outflow from accounts payable for the year ended December 31, 2021 comparing to outflows in 2020.

Investing activities

Net cash used in investing activities for the year ended December 31, 2021 was approximately $2.76 million, as compared to approximately $0.36 million for the year ended December 31, 2020. The increase of approximately $2.15 million of net cash used in investing activities was primarily a result of an increase of cash paid for capital expenditures.

Financing activities

There was no cash provided or used in financing activities for the year ended December 31, 2021. Cash used in financing activities for the year ended December 31, 2020 amounted to $1.13 million and primarily consisted of the repayment of long-term loan to a third party and repayment of bank loan of about $0.13 million.

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

Capital Expenditures

We made capital expenditures of $2,759,829 and $357,333 for the years ended December 31, 2021 and 2020, respectively, which were primarily related to the development and exploration of the oil and gas property, purchases of property and equipment, as well as the deferred charges related to the acquisition of operatorship contract.

Transfers of Funds Through Our Corporate Organization

With respect to how cash funds are transferred from our company to WJ Energy and subsequently to our operating subsidiaries in Indonesia, such transfers are undertaken in the form of shareholder loans to fund capital, operational and general and administrative expenditures of our operating subsidiaries. For the years ended December 31, 2021 and 2020: (i) the total amount of cash transferred from us to WJ Energy was $2,922,205 and $3,708,054, respectively and (ii) the total amount of cash transferred from WJ Energy to our operating subsidiaries was $2,899,444 and $3,656,345, respectively. All the above-mentioned transactions have been made through bank accounts owned by each respective company in Indonesia. Our parent company, WJ Energy and our operating subsidiaries each hold bank accounts in Indonesia to minimize international or cross-border cash transfers.

No dividends or distributions have been made to date from our operating subsidiaries to WJ Energy, nor from WJ Energy to our company. While as of the date of this annual report, the likelihood of our paying dividends to our shareholders (including our public shareholders) is remote, we are not aware of any Hong Kong or other restriction on foreign exchange nor any restriction that impairs (i) our ability to distribute earnings to our shareholders, (ii) WJ Energy’s ability to make distributions to our parent company or (iii) our operating subsidiaries ability to make distributions to WJ Energy.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, and results of operations, liquidity or capital resources.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021:

		Future commitments
	Nature of commitments	2022	2023	2024 and beyond
Citarum Block PSC
G&G studies	(c)	-	150,000	950,000
2D seismic	(c)	-	3,384,727	2,750000
3D seismic		-	-	2,100,000
Exploratory Well		-	-	30,000,000
Total commitments -Citarum PSC		$-	$3,534,727	$35,800,000
Kruh Block KSO
Operating lease commitments	(a)	$2,297,411	$3,640,269	$28,976,613
Production facility		-	980,000	1,300,000
G&G studies	(c)	-	200,000	1,100,000
2D seismic	(c)	613,817	613,817	-
3D seismic	(c)	613,817	613,817	-
Drilling and sand fracturing	(c)	6,000,000	9,000,000	9,000,000
Certification		-	250,000	-
Abandonment and Site Restoration	(b)	-	-	321,253
Total commitments - Kruh KSO		$9,525,045	$15,297,903	$40,697,866
Total Commitments		$9,525,045	$18,832,630	$76,497,866

Nature of commitments:

(a) Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease presents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of the operating leases are related with the equipment and machinery used in oil production. Rental expenses under operating leases for the years ended December 31, 2021, 2020 and 2019 were $1,228,871, $1,167,097, and $1,204,204, respectively.

(b) Included in the well cost is the abandonment and site restoration (ASR) cost which covers primarily upstream asset removal costs at the completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on government rules. ASR cost for covering all wells within the Kruh Block is $32,125 per year until the end of the contract.

(c) Both firm committed planned work program are included in the estimate. We have flexibility on the timing of allocating the expenditures within 10 years.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dr. Wirawan Jusuf	36	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	68	President
Chia Hsin “Charlie” Wu	69	Chief Operating Officer
Mirza F. Said	56	Chief Business Development Officer and Director
James J. Huang	35	Chief Investment Officer and Director
Gregory L. Overholtzer	65	Chief Financial Officer
Mochtar Hussein	64	Independent Director
Benny Dharmawan	39	Independent Director
Tamba P. Hutapea	63	Independent Director
Michael L. Peterson	60	Independent Director

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

Involvement in Certain Legal Proceedings

To our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

The board adopted a code of ethics and business conduct applicable to our directors, officers and employees on June 21, 2019.

Executive Compensation

Summary Compensation Table

Our compensation committee, consisting of independent board members determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Our compensation committee measures each of our officers by a series of performance criteria by our board of directors, or the compensation committee on a yearly basis. Such criteria is based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Our board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. Our board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2021 and 2020.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(2)	Total ($)
Dr. Wirawan Jusuf	2021	297,000	-	-	-	-	-	-	297,000
Chief Executive Officer	2020	297,000	-	-	21,069	-	-		318,069

Frank C. Ingriselli	2021	150,000	-	-	-	-	-	-	150,000
President	2020	150,000	-	-	155,885	-	-	-	305,885

Gregory L. Overholtzer	2021	80,000	-	-	-	-	-	-	80,000
Chief Financial Officer	2020	80,000	-	-	-	-	-	-	80,000

Mirza F. Said	2021	204,000	-	-	-	-	-	-	204,000
Chief Business Development Officer	2020	204,000		-	24,843	-	-		228,843

Chia Hsin “Charlie” Wu	2021	204,000	-	-	-	-	-	-	204,000
Chief Operating Officer	2020	204,000	-	-	24,843	-	-	-	228,843

James J. Huang	2021	240,000	-	-	-	-	-	-	240,000
Chief Investment Officer	2020	240,000	-	-	24,843	-	-	-	264,843

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

Outstanding Equity Awards at 2021 Year-End

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2021.

Name	Grant date	Vesting Start date	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Options exercise price ($)	Option Expiration date
Dr. Wirawan Jusuf Chief Executive Officer	December 19, 2019	December 23, 2020	100,000	50,000	$11.00	December 19, 2024

Frank C. Ingriselli President	December 19, 2019	December 19, 2019	37,500	-	$11.00	December 19, 2029

Gregory L. Overholtzer Chief Financial Officer	-	-	-	-	-	-

Chia Hsin “Charlie” Wu Chief Operating Officer	December 19, 2019	December 23, 2020	100,000	50,000	$11.00	December 19, 2029

James J. Huang Chief Investment Officer	December 19, 2019	December 23, 2020	100,000	50,000	$11.00	December 19, 2029

Mirza F. Said Chief Business Development Officer	December 19, 2019	December 23, 2020	100,000	50,000	$11.00	December 19, 2029

On March 3, 2022, with the approval of the Compensation Committee of our board of directors, certain of our executive officers exercised vested options to purchase restricted ordinary shares on a “cashless exercise” basis. The following table shows the ordinary shares issued to these officers upon such exercise:

Optionee	Vested Options Exercised	Option Exercise Price	Closing Price on March 3, 2022	Net Shares Received Upon Exercise
Wirawan Jusuf	100,000	$11.00	$20.20	45,545
James J, Huang	100,000	$11.00	$20.20	45,545
Mirza Said	100,000	$11.00	$20.20	45,545
Chia Hsin “Charlie” Wu	100,000	$11.00	$20.20	45,545
Frank Ingriselli	37,500	$11.00	$20.20	17,079
Total	437,500			199,259

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

The Ingriselli Agreement had an initial term beginning on February 1, 2019, and expired one (1) year from such date. The Ingriselli Amendment extends the term of Mr. Ingriselli’s employment as our President for a two-year term commencing on February 1, 2020 and terminating on January 31, 2022, unless terminated earlier pursuant to the Ingriselli Agreement. The Ingriselli Agreement is not subject to automatic renewal.

Pursuant to the terms and provisions of the Ingriselli Agreement, as amended by the Ingriselli Amendment, Mr. Ingriselli is entitled to an annual base salary of $150,000 and a $75,000 cash bonus for services rendered during the year ended December 31, 2019. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion. Pursuant to the Ingriselli Amendment, Mr. Ingriselli was also granted 35,000 ordinary shares as an equity incentive award for his continued service as our President. The vesting schedule of these shares is as follows: 18,750 vested on December 19, 2019, 9,375 will vest on June 16, 2020, and 9,375 will vest on December 19, 2020. The award also includes a 180-day lock-up period from the date of vesting. Participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

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

On January 21, 2022, we entered into a Second Amendment to Employment Agreement (the “Ingriselli Second Amendment”) with Mr. Ingriselli. The effective date of the Ingriselli Second Amendment is January 1, 2022. Pursuant to the Ingriselli Second Amendment: (i) the term of the Ingriselli Agreement was extended to December 31, 2023, unless terminated earlier pursuant to the terms of the Ingriselli Agreement; and (ii) Mr. Ingriselli was granted an award of 60,000 ordinary shares, with 30,000 shares vesting on July 1, 2022 and 30,000 vesting on January 1, 2023, with a lock-up period of 180 days from each vesting date.

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

Gregory Overholtzer

On February 27, 2019, our board of directors approved an employment agreement with Gregory Overholtzer and we entered into such agreement (which we refer to as the Overholtzer Agreement) with Mr. Overholtzer effective February 1, 2019, under which he serves as our Chief Financial Officer. On January 29, 2020, we and Mr. Overholtzer entered into an amendment to the Overholtzer Agreement (the “Overholtzer Amendment”).

The Overholtzer Agreement had an initial term beginning on February 1, 2019, which expired one (1) year from such date. Pursuant to the Overholtzer Amendment, Mr. Overholtzer’s employment term was extended for a two-year term commencing on February 1, 2020 and terminating on January 31, 2020, unless terminated earlier pursuant to the Overholtzer Agreement, as amended. The Overholtzer Agreement, as amended is not subject to automatic renewal.

Pursuant to the terms and provisions of the Overholtzer Agreement, as amended by the Overholtzer Amendment, Mr. Overholtzer was entitled to an annual base salary of $40,000 until the effectiveness of our registration statement in connection with our IPO on December 19, 2019, when his annual base salary increased to $80,000. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

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

On January 21, 2022, the we entered into a Second Amendment to Employment Agreement (the “Overholtzer Second Amendment”) with Mr. Overholtzer. The effective date of the Overholtzer Second Amendment is January 1, 2022. The Overholtzer Second Amendment amends that certain Employment Agreement between us and Mr. Overholtzer, effective February 1, 2019, as amended by that certain First Amendment to Employment Agreement, effective as of February 1, 2020 (the “Overholtzer Agreement”).

Pursuant to the Overholtzer Second Amendment, the term of the Overholtzer Agreement was extended to December 31, 2023, unless terminated earlier pursuant to the terms of the Overholtzer Agreement.

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

Non-Employee Director Compensation

For the year ended December 31, 2021, none of our non-employee directors received any compensation.

Equity Awards for Non-Employee Directors

As of December 31, 2021, none of our non-employee directors were granted any options.

Employees

As of December 31, 2021, we had 28 permanent employees and 34 contract employees, respectively. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we believe we maintain good relationships with our employees.

The table below sets forth the breakdown of our employees by function as of December 31, 2021:

Function	Number of Employees	% of Total
Senior Management	6	9.52%
Subsurface	3	4.76%
Engineering	3	4.76%
Operation and Production	3	4.76%
Finance and Accounting	6	9.52%
Administration, Procurement and Human Resources	5	7.94%
Health, Safety, Security and Environment (or HSSE)	1	1.59%
Local Relations	1	1.59%
Operation Contract Employees (production, construction and HSSE)	35	55.56%
Total	63	100%

We believe that all of our contract employees for non-specialized job functions are replaceable in the marketplace, thus not representing a material risk to our business. We believe we are in material compliance with Indonesian labor regulations.

Share Ownership

Please see Item 7 Major Shareholders and Related Party Transactions of this annual report for information relating to ownership of our securities by our directors, officers and certain major shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principle Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws. Percentage ownership of our ordinary shares in the following table is based on 7,647,214 ordinary shares outstanding as of the date of this report. Unless otherwise noted, the business address for each of our directors and executive officers is GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Dr. Wirawan Jusuf (1)	5,267,767	68.88%
Frank C. Ingriselli (2)	37,079	*
Mirza F. Said (3)	45,545	*
James J. Huang (4)	45,545	*
Chia Hsin “Charlie” Wu (5)	45,545	*
Gregory L. Overholtzer	—	—
Mochtar Hussein	—	—
Benny Dharmawan	—	—
Tamba P. Hutapea	—	—
Michael L. Peterson	—	—
All directors and officers as a group	5,441,481	71.56%
5% shareholders:
MADERIC Holding Limited (1)	5,222,222	68.29%

(1)	Dr. Wirawan Jusuf, our Chairman and Chief Executive Officer, holds voting and dispositive control over, and thus beneficial ownership of, the shares held by MADERIC Holding Limited. Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vest December 19, 2022 (the third anniversary of the closing of our initial public offering).

(2)	Beneficial ownership excludes 60,000 ordinary shares awarded pursuant to the Ingriselli Second Amendment, with 30,000 shares vesting on July 1, 2022 and 30,000 vesting on January 1, 2023.

(3)	Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vest December 19, 2022 (the third anniversary of the closing of our initial public offering).

(4)	Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vest December 19, 2022 (the third anniversary of the closing of our initial public offering).

(5)	Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vest December 19, 2022 (the third anniversary of the closing of our initial public offering).

*	Less than one percent

Related Party Transactions

Other than the executive and director compensation and other arrangements discussed in the “Item 6. Directors, Senior Management and Employees” of this report, we have not entered into any transactions to which we or our subsidiaries have been or are a party of the type which is required to be disclosed under Item 7.B of the Form 20-F for fiscal years 2020 and 2021.

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

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

The financial statements required by this item can be found at the end of this report beginning on page F-1.

Legal Proceedings

From time to time, we may be subject to legal proceedings arising in the ordinary course of business. As of the date of this report, we are not a party to any litigation or similar proceedings.

Dividend Policy

Subject to the provisions of the Companies Act and any rights for the time being attaching to any class or classes of shares: (i) our directors may declare dividends or distributions out of our funds which are lawfully available for that purpose and (ii)

our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

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

We do not know when or if we will pay dividends to our shareholders (including our public shareholders), and the likelihood that we will be paying dividends on our ordinary is remote at this time. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities.

Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares are listed on the NYSE American under the symbol “INDO.”

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

Attached as exhibits to this annual report or incorporated by reference herein are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. We refer you to “Item 4. Information on the Company” and “Related Party Transactions” under “Item 7. Major Shareholders and related party transactions” of this annual report for a discussion of these contracts. Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

As of December 31, 2021 and 2020, all of our accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the TAC and KSO by Pertamina. This concentration of receivables from one party may impact our overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2021, 2020 and 2019, 100% of our revenues were generated through the operatorship of Kruh Block. We do not believe that there will be any material adverse change in the operatorship of Kruh Block or the TAC.

Liquidity Risk

See above “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Interest Rate Risk

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Rate Risk

Our reporting currency is the United States dollar (“USD”, “dollar”). The currency of the primary economic environment in which our operations are conducted is dollar. Therefore, the dollar has been determined to be our functional currency.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our design and operation of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2021 were ineffective due to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. Our goal is to remediate deficiencies in our disclosure controls via the actions described under “Management’s Annual Report on Internal Control over Financial Reporting” below.

Disclosure controls and procedures are designed to enable us to record, process, summarize and report information required to be included in the reports that we file or submit under the Exchange Act within the time period required and also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while our disclosure controls and procedures as of December 31, 2021 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive Officer (Wirawan Jusuf) and Principal Financial Officer (Gregory Overholtzer), and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the disposition of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with authorizations of our management and board of directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2021, we identified one material weaknesses in our internal control over financial reporting as of December 31, 2021. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (the “PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified with regards to our company related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

During 2021, we sought to implement and will continue to implement a number of measures to address the material weakness, including the following measures:

●	We are continuing our efforts to hire additional qualified internal finance and accounting staff with working experience in U.S. GAAP and SEC reporting requirements.

●	We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

●	We intend to establish an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements.

●	We have engaged and will continue to engage professional financial advisory firms if necessary to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system.

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

C. Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting for 5 years. Therefore, this annual report contains no such attestation of our registered independent accounting firm.

D. Changes in Internal Controls Over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP (“MBP”), for the years ended December 31, 2021 and 2020:

$’000	2020	2021
Audit Fees[1]	$245	$175
Audit-Related Fees[2]	-	51
Tax Fees	-	-
All Other Fees	-	-
Total fees	$245	$226

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any ordinary shares from the open market during the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are permitted to follow certain corporate governance rules of our home country (the Cayman Islands) in lieu of NYSE American’s corporate governance rules. Our corporate governance practices do not deviate from NYSE American corporate governance rules and we are in full compliance with all other applicable NYSE American corporate governance standards; provided, however, that in January 2022 in connection with our financing with L1 Capital, we formally adopted home country practice and thereby opted out of the NYSE American rule that would otherwise require shareholder approval should we issue more than 19.99% of our then outstanding ordinary shares in a financing that is not a “public offering” at less than the then current market value.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of MBP, is set forth on pages F-1 through F-34 and are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit		Incorporated Herein by Reference				Filed
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Herewith
3.1	Amended and Restated Memorandum of Association of the Registrant	F-1	333-232894	3.1	November 12, 2019
3.2	Amended and Restated Articles of Association of the Registrant	F-1	333-232894	3.2	November 12, 2019
10.1	Sale and Purchase of Shares and Receivables Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited, HFO Investment Group Limited, Opera Cove International Limited and WJ Energy Group Limited.	F-1	333-232894	10.1	July 30, 2019
10.2	Debt Conversion Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited and HFO Investment Group Limited	F-1	333-232894	10.2	July 30, 2019
10.3	Debt Acknowledgement Note, dated June 30, 2018 (Maderic Holding Limited)	F-1	333-232894	10.3	July 30, 2019
10.4	Debt Acknowledgement Note, dated June 30, 2018 (HFO Investment Group)	F-1	333-232894	10.4	July 30, 2019
10.5	Contract regarding acquisition of Citarum Block and/or the 2016 joint study regarding the Citarum Block (Joint Study Agreement)	F-1	333-232894	10.5	November 12, 2019

10.6	Technical Assistance Contract with PT Pertamina in regards to the Kruh Block	F-1	333-232894	10.6	July 30, 2019
10.7	Letter extending Kruh contract	F-1	333-232894	10.7	August 21, 2019
10.8	Employment Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.8	July 30, 2019
10.9	Share Option Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.9	July 30, 2019
10.10	Employment Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.10	July 30, 2019
10.11	Share Option Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.11	July 30, 2019
10.12	First Amendment to Employment Agreement, dated January 23. 2020, between the Company and Frank Ingriselli+	6-K	001-39164	10.1	January 29, 2020
10.13	Employment Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.12	July 30, 2019
10.14	Share Option Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.13	July 30, 2019
10.15	Employment Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.14	July 30, 2019
10.16	Share Option Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.15	July 30, 2019
10.17	Employment Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.16	July 30, 2019
10.18	Share Option Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.17	July 30, 2019
10.19	Employment Agreement, dated February 1, 2019, between the Registrant and Gregory L. Overholtzer+	F-1	333-232894	10.18	July 30, 2019
10.20	First Amendment to Employment Agreement, dated January 29. 2020, between the Company and Gregory Overholtzer+	6-K	001-39164	10.2	January 29, 2020
10.21	Indonesian Energy Corporation Limited 2018 Equity Incentive Plan+	F-1	333-232894	10.19	July 30, 2019
10.22	Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	January 25, 2022
10.23	Senior Convertible Promissory Note issued to L1 Capital, dated January 21, 2022	6-K	001-39164	10.2	January 25, 2022
10.24	Form of Ordinary Share Purchase Warrant issued to L1 Capital	6-K	001-39164	10.3	January 25, 2022
10.25	Guaranty, dated January 21, 2022, by WJ Energy Group Limited favor of L1 Capital	6-K	001-39164	10.4	January 25, 2022
10.26	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Frank Ingriselli+	6-K	001-39164	10.5	January 25, 2022

10.27	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Gregory Overholtzer+	6-K	001-39164	10.6	January 25, 2022
10.28	First Amendment to Securities Purchase Agreement, dated March 4, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	March 9, 2022
10.29	Amended and Restated Senior Convertible Promissory Note issued to L1 Capital, dated March 4, 2022	6-K	001-39164	10.2	March 9, 2022
8.1	Subsidiaries of the registrant	F-1	333-232894	21.1	July 30, 2019
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*					X
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*					X
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*					X
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*					X
15.1	Nominating and Corporate Governance Committee Charter	F-1	333-232894	99.1	July 30, 2019
15.2	Compensation Committee Charter	F-1	333-232894	99.2	July 30, 2019
15.3	Audit Committee Charter	F-1	333-232894	99.3	July 30, 2019
15.4	Consent of Marcum Bernstein & Pinchuk LLP					X
101	Interactive Data File (XBRL)#					X

+	Management contract or compensatory plan or arrangement.
*	Furnished herewith
#	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

GLOSSARY OF TERMS

The following is a glossary of oil and gas industry and other defined terms used in this annual report:

“AMDAL”	Environmental impact assessment report.

“Bbl” or “bbl”	Barrel of oil, with “bbls” referring to the plural.

“BP Migas”	Badan Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of upstream oil and gas activities under the Oil and Gas Law.

“BPH Migas”	Badan Pengatur Hilir Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of downstream oil and gas activities under the Oil and Gas Law.

“BPJS Kesehatan”	Indonesian Health Social Security Administrative Body

“BPJS Ketenagakerjaan”	Indonesian the Manpower Social Security Administrative Body

“CNE”	PT Cogen Nusantara Energi, our indirect, wholly-owned subsidiary.

“Company”	Indonesia Energy Corporation Limited

“Companies Act”	The Cayman Islands Companies Act, as amended and revised from time to time.

“Cost Recovery”	The arrangement with the Government under which oil and gas contractors are allowed to recover their costs from the revenue. Different contracts may impose different ceiling on the percentage of revenue recoverable.
“delineation well”	A well that is drilled to exploit the hydrocarbon accumulation defined by an appraisal or delineation well.

“DGOG”	The Indonesian Director-General of Oil and Gas

“DMO”	Domestic market obligation

“exploration well”	A well that is designed to test the validity of a seismic interpretation and to confirm the presence of hydrocarbons in an undrilled formation.

“FTP”	First tranche petroleum.

“GHG”	Regulation of greenhouse gas

“Government”	The Government of the Republic of Indonesia.

“GWN”	PT Green World Nusantara, our indirect, wholly-owned subsidiary.

“HNE”	PT Harvel Nusantara Energi, our indirect, wholly-owned subsidiary.

“HSSE”	Health, safety, security and environment activities

“HWE”	PT Hutama Wiranusa Energi, our indirect, wholly-owned subsidiary

“ICP”	Indonesian Crude Price for the “Talang Akar Pendopo (TAP) / Air Hitam” crude oil type.

“IDR” or “Rupiah”	Indonesian Rupiah.

“Indonesia”	The Republic of Indonesia.

“ITB”	Bandung Institute of Technology.

“JOB”	Joint Operating Body.

“Joint Study”	A program with the Government whose objective is to determine oil and gas potential within a proposed working area by conducting geological and geophysical work.

“KSO”	Kerja Sama Operasi/Joint Operation with Pertamina, a type of contract between Pertamina and exploration companies.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“medium-sized blocks”	We use a three-tier classification for the size of blocks in Indonesia. The mean reserve size of middle third class (medium-sized field) of 610 oil fields in Indonesia is 5.1 MMBO reserve with a range of 2 to 11 MMBO. With a proved and probable reserves of 7.57 MMBO, Kruh Block is considered a medium-sized oil production block.

“MEMR”	The Ministry of Energy and Mineral Resources of Indonesia.

“MK”	The Constitutional Court of the Republic of Indonesia.

“Oil and Gas Law”	The oil and gas law enacted on November 23, 2001 by the Government.

“OPEC”	The Organization of Petroleum Exporting Countries.

“Pertamina”	PT Pertamina (Persero), the Indonesia state-owned oil and gas company.

“Profit Sharing”	The revenue remaining after cost recovery is profit petroleum which is shared between the Government and the exploration company.

“Program Legislasi Nasional”	The Indonesian National Legislation Program.

“PRMS”	Petroleum Resources Management System.

“proved reserves”	Those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and Government regulations.

“PSC”	Production Sharing Contract, a type of contract between Pertamina and exploration companies.

“SEC”	The United States Securities and Exchange Commission.

“SKK Migas”	Special Task Force for Upstream Oil and Gas Business Activities, an institution established by the Government.

“TAC”	Technical Assistance Contract, a contract between Pertamina and an exploration company

“U.S. GAAP”	Generally accepted accounting principles in the United States.

“UPL”	Environmental monitoring effort plan

“US$”	United States dollars.

“USGS”	United States Geological Survey

“WJ Energy”	WJ Energy Group Limited, our direct, wholly-owned subsidiary

Units of Measurement

“BOPD”	Barrels of oil production per day.

“BSCF”	Billion standard cubic feet

“MMSCFD”	Million standard cubic feet per day.

“TCF”	Trillion cubic feet

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDONESIA ENERGY CORPORATION LIMITED

By:	/s/ Dr. Wirawan Jusuf
Name:	Dr. Wirawan Jusuf
Title:	Chairman & Chief Executive Officer

Date: April 29, 2022

INDONESIA ENERGY CORPORATION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Indonesia Energy Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Indonesia Energy Corporation Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, NY

April 29, 2022

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
Current assets
Cash and cash equivalents	$595,014	$6,903,499
Restricted cash – current	1,000,000	2,500,000
Accounts receivable	997,741	1,131,954
Prepayment and other current assets	940,001	705,936
Total current assets	3,532,756	11,241,389
Non-current assets
Restricted cash – non-current	1,500,000	-
Property and equipment, net	292,538	131,329
Oil and gas property – subject to amortization, net	3,604,480	1,338,987
Oil and gas property – not subject to amortization, net	1,151,804	1,113,494
Deferred charges	1,089,004	1,167,995
Other assets – non-current	919,519	582,614
Total non-current assets	8,557,345	4,334,419
Total assets	$12,090,101	$15,575,808

Liabilities and Equity
Current liabilities
Accounts payable	$1,604,196	$542,251
Bank loan	980,452	980,452
Other current liabilities	20,590	19,121
Accrued expenses	143,798	184,201
Taxes payable	84,676	101,770
Total current liabilities	2,833,712	1,827,795
Non-current liabilities
Asset retirement obligations	321,253	321,253
Long term loan	1,000,000	1,000,000
Provision for post-employment benefits	115,393	68,701
Total non-current liabilities	1,436,646	1,389,954
Total liabilities	$4,270,358	3,217,749

Commitments and contingencies	-	-

Shareholders’ Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of December 31, 2021 and 2020, respectively)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 7,447,955 and 7,407,955 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	$19,861	$19,754
Additional paid-in capital	41,587,339	40,073,087
Accumulated deficit	(33,818,161)	(27,734,782)
Accumulated other comprehensive income	30,704	-
Total shareholders’ equity	7,819,743	12,358,059
Total liabilities and shareholders’ equity	$12,090,101	$15,575,808

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2021	2020	2019
Revenue	$2,452,540	$1,980,773	$4,183,354

Operating costs and expenses:
Lease operating expenses	2,492,476	2,017,856	2,474,230
Depreciation, depletion and amortization	810,855	698,851	876,676
General and administrative expenses	5,250,618	6,533,642	2,434,099
Total operating costs and expenses	8,553,949	9,250,349	5,785,005

Loss from operations	(6,101,409)	(7,269,576)	(1,601,651)

Other income (expense):
Foreign currency exchange gain (loss)	28,489	132,033	(51,584)
Other (expense) income, net	(10,459)	185,845	(20,500)
Total other income (expense), net	18,030	317,878	(72,084)

Loss before income tax	(6,083,379)	(6,951,698)	(1,673,735)
Income tax provision	-	-	-
Net loss	(6,083,379)	(6,951,698)	(1,673,735)

Comprehensive loss:
Net loss	(6,083,379)	(6,951,698)	(1,673,735)
Actuarial gain for post-employment benefits	30,704	-	549
Total comprehensive loss	(6,052,675)	(6,951,698)	(1,673,186)

Loss per ordinary share
Basic and diluted	$(0.82)	$(0.94)	$(0.28)
Weighted average ordinary shares outstanding*
Basic and diluted	7,420,414	7,395,120	6,048,568

* The shares are presented on a retroactive basis to reflect the reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Shares		Ordinary Shares		Additional		Accumulated Other	Total
	Number of		Number of		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares*	Amount	Shares*	Amount	Capital	Deficit	Income	Equity
Balance as of December 31, 2018	-	-	6,000,000	$16,000	$24,120,599	$(19,109,349)	$46,256	$5,073,506
Net loss	-	-	-	-	-	(1,673,735)	-	(1,673,735)
Actuarial gain for post-employment benefits	-	-	-	-	-	-	549	549
Proceeds from IPO, net of underwriting discount and offering expenses	-	-	1,363,637	3,636	12,542,152	-	-	12,545,788
Share-based compensation	-	-	-	-	247,817	-	-	247,817
Balance as of December 31, 2019	-	$-	7,363,637	$19,636	36,910,568	$(20,783,084)	$46,805	$16,193,925
Net loss	-	-	-	-	-	(6,951,698)	-	(6,951,698)
Realization of actuarial gain for post-employment benefits	-	-	-	-	-	-	(46,805)	(46,805)
Non-employee share-based compensation	-	-	44,318	118	155,438	-	-	155,556
Share-based compensation	-	-	-	-	3,007,081	-	-	3,007,081
Balance as of December 31, 2020	-	$-	7,407,955	$19,754	$40,073,087	$(27,734,782)	$-	$12,358,059
Net loss	-	-	-	-	-	(6,083,379)	-	(6,083,379)
Actuarial gain for post-employment benefits	-	-	-	-	-	-	30,704	30,704
Issuance of shares for compensation of employee and nonemployee services	-	-	40,000	107	225,669	-	-	225,776
Share-based compensation	-	-	-	-	1,288,583	-	-	1,288,583
Balance as of December 31, 2021	-	$-	7,447,955	$19,861	$41,587,339	$(33,818,161)	$30,704	$7,819,743

*	The shares are presented on a retroactive basis to reflect the reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net loss	$(6,083,379)	$(6,951,698)	$(1,673,735)
Adjustments to reconcile net loss to net cash used in operating activities
Income from accounts payable written-off	-	(146,662)	-
Actuarial gain on liabilities	-	(46,805)	-
Depreciation, depletion and amortization	810,855	698,851	876,676
Amortization of deferred charges	78,991	72,756	57,418
Share-based compensation	1,288,583	3,007,081	247,817
Issuance of shares for compensation of employee and non-employee services	225,776	155,556	-
Post-employment benefits costs	77,396	68,701	(27,083)
Changes in operating assets and liabilities
Accounts receivable	134,213	(1,046,645)	409,599
Prepayment and other current assets	(234,065)	(287,352)	(77,419)
Other assets – non current	209,002	(70,509)	(184,344)
Accounts payable	-	(473,498)	(109,428)
Other current liabilities	1,469	(15,129)	11,296
Accrued expenses	(40,403)	(147,015)	25,373
Taxes payable	(17,094)	(3,680)	4,036
Net cash used in operating activities	(3,548,656)	(5,186,048)	(439,794)
Cash flows from investing activities
Oil and gas exploration and development costs	(2,448,270)	(357,333)	(545,579)
Purchase of property and equipment	(311,559)	-	-
Deferred charges	-	-	(500,000)
Net cash used in investing activities	(2,759,829)	(357,333)	(1,045,579)
Cash flows from financing activities
Proceeds from IPO	-	-	13,650,007
Payment for IPO cost (offering cost)	-	-	(525,931)
(Repayment of) Proceeds from bank loan	-	(125,289)	174
Repayment of long term loan to a third party	-	(1,000,000)	-
Net cash (used in) provided by financing activities	-	(1,125,289)	13,124,250
Net change in cash and cash equivalents, and restricted cash	(6,308,485)	(6,668,670)	11,638,877
Cash and cash equivalents, and restricted cash at beginning of year	9,403,499	16,072,169	4,433,292
Cash and cash equivalents, and restricted cash at end of year	$3,095,014	$9,403,499	$16,072,169

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$15,673	$10,891	$11,991
Income tax	$-	$-	$-

Non-cash investing and financing activities
Asset retirement obligations	$-	$364,272	$118,640
Purchase of oil and gas property financed by accounts payable	1,061,945	-	-

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Indonesia Energy Corporation Limited (the “Company” or “IEC”)

Indonesia Energy Corporation Limited was formed on April 24, 2018 as an exempted company with limited liability under the laws of the Cayman Islands and is a holding company for WJ Energy Group Limited (or “WJ Energy”), which in turn owns 100% of the operating subsidiaries in Indonesia, which are described below. The Company has two shareholders: Maderic Holding Limited (or “Maderic”) and HFO Investment Group (or “HFO”), which hold 87.04% and 12.96%, respectively, of IEC’s outstanding shares, prior to the initial public offering (“IPO”). Certain of IEC’s officers and directors own interests in Maderic and HFO. The Company, through its subsidiaries in Hong Kong and in Indonesia, is an oil and gas exploration and production company focused on the Indonesian market. The Company currently holds two oil and gas assets through subsidiaries in Indonesia: one producing block (the “Kruh Block”) and one exploration block (the “Citarum Block”). The Company also identified a potential third exploration block (the “Rangkas Area”).

The following diagram illustrates the Company’s structure, including its consolidated holding and operating subsidiaries as of December 31, 2021:

Corporate Structuring

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

The Kruh Block operation was governed by the TAC established between GWN and PT Pertamina (Persero) (“Pertamina”), under which the Company had the operatorship to, but not the ownership of, the extraction and production of oil from the designated oil deposit location in Indonesia until May 2020 and the operatorship of Kruh Block continued as a KSO from May 2020 until May 2030. During the operations, the Company paid all expenditures and obligations incurred including but not limited to exploration, development, extraction, production, transportation, abandonment and site restoration. These costs, depending on the purpose, are either capitalized on the balance sheet as Oil and gas property – subject to amortization, net, or expensed as lease operating expenses. Section “Oil & Gas Property, Full Cost Method” of Note 2 provides further discussion about the accounting treatment of these costs.

On a monthly basis, based on TAC, the Company submitted to Pertamina an Entitlement Calculation Statement (“ECS”) stating the amount of money that GWN is entitled to. Such entitlement is made through the proceeds of the sale, conducted by Pertamina, of the crude oil produced in the block on a monthly basis based on the prevailing ICP, but capped at 65% of such monthly proceeds. In addition, the Company is also entitled to an additional 26.79% of the remaining 35% of the proceeds from the sale of the crude oil as part of the profit sharing. Both of these two portions of entitlements are recognized as revenue of the Company, net of tax. Section “Revenue Recognition” of Note 2 provides further discussion about the accounting treatment of these entitlement.

After May 2020, the Company continued the operatorship of Kruh Block under a KSO contract. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between the two contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per barrel of oil (“bbl”) multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract were not carried over to the KSO, meaning that the cost recovery balance was reset to nil with the commencement of the operatorship under the KSO in May 2020. As of December 31, 2021 and 2020, the unrecovered expenditures on KSO operations are $3,087,881 and $193,209, respectively.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, oil and gas depletion, impairment of long-lived assets, asset retirement obligations, provision for post-employment benefit and going concern. Actual results could differ from those estimates and judgments.

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

Accounts receivable and other receivables

Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2021, 2020 and 2019, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts, respectively.

Credit and concentration risk

As of December 31, 2021 and 2020, all of the Company’s accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the TAC and KSO by Pertamina. This concentration of receivables from one party may impact the Company’s overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2021, 2020 and 2019, 100% of the Company’s revenues were generated through the operatorship of Kruh Block. The Company does not believe that there will be any material adverse change in the operatorship of Kruh Block or the KSO.

The Company places its cash and cash equivalents and restricted cash, with reputable financial institutions that have high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expense; major additions to physical properties are capitalized.

Depreciation of leasehold improvements is provided using the straight-line method over the shorter of the remaining lease term or their estimated useful lives. Except for leasehold improvements, depreciation of other property and equipment are provided using the declining balance method over their estimated useful lives:

Useful life
Housing and welfare	10 years
Furniture and office equipment	5 years
Computer and software	5 years
Production facilities	5 years
Leasehold improvements	Shorter of the remaining lease terms or 5 years
Drilling and production tools	5 years
Equipment	5 years

Upon sale or disposal, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to the consolidated statement of operations.

Impairment of long-lived assets

The Company reviews its long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets or asset group by comparing the carrying value of the long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition, when the estimated undiscounted future cash flows is lower than the carrying value, an impairment loss is recognized in the consolidated statements of operations and comprehensive loss for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets.

Oil and gas property, net, full cost method

The Company follows the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, such as the TAC and KSO Kruh Block, are capitalized. As of December 31, 2021 and 2020, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2021, 2020 and 2019.

Depletion for each of the reported periods is computed on the units-of-production method. Depletion base is the total capitalized oil and gas property in the previous period, plus the current period capitalization and future development costs. Furthermore, the depletion rate is calculated as the depletion base divided by the total estimated proved reserves that expected to be extracted during the operatorship. Then, depletion is calculated as the production of the period times the depletion rate.

For the years ended December 31, 2021, 2020 and 2019, the estimated proved reserves were considered based on the operatorship of the Kruh Block under the TAC through May 2020 and then the KSO from June 2020 and expiring in May 2030.

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

As of December 31, 2021 and 2020, asset retirement obligations were $321,253 and $321,253, respectively.

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

Actuarial gains or losses are recognized in the other comprehensive income (“OCI”) and excluded permanently from net profit or loss. Expected returns on plan assets are not recognized in net profit or loss. Expected returns are replaced by recognizing interest income (or expense) on the net defined asset (or liability) in net profit or loss, which is calculated using the discount rate used to measure the pension obligation.

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

The following table summarizes the quantitative information about the Company’s level 3 fair value measurements in the determination of the balance of the post-employment benefits, which utilize significant unobservable inputs:

Actuarial Assumption	December 31, 2021	December 31, 2020
Discount Rate	5.99% and 3.06%	5.98%
Expected Return on Plan Assets	N/A	N/A
Wage Increase Rate	7.00%	7.00%
Mortality Rate	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019
Disability Rate	5% of TMI IV 2019	5% of TMI IV 2019
Normal retirement age	55 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030	58 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030

Withdrawal Rate	Age	Rate	Age	Rate
	15 – 29	6.0%	20 – 29	6.0%
	30 – 34	3.0%	30 – 39	3.0%
	35 – 39	1.8%	40 – 44	1.8%
	40 – 50	1.2%	45 – 49	1.2%
	51 – 52	0.6%	50 – 57	0.6%
	>52	0.0%	>57	0.0%

Revenue recognition

The Company adopted ASC Topic 606, “Revenue from Contracts with Customers” on January 1, 2019, using the modified retrospective method applied to contract that was not completed as of January 1, 2019, the TAC with Pertamina. Under the modified retrospective method, prior period financial positions and results were not adjusted. The cumulative effect adjustment recognized in the opening balances included no significant changes as a result of this adoption.

The Company recognizes revenue from the entitlement of Oil and gas property - Kruh Block ECS and profit sharing from the sale of the crude oil under the TAC and KSO with Pertamina, when the ECS have been submitted to Pertamina after the monthly ICP has been published by the Government of Indonesia. The Company delivers the crude oil it produces to Pertamina Jirak Gathering Station (“Pertamina-Jirak”), located approximately 3 miles away from Kruh Block. After the volume and quality of the crude oil delivered is accepted and recorded by Pertamina, Pertamina is responsible for the ultimate sales of the crude to the end-users. The total volume of crude oil sold is confirmed by Pertamina and, combining with the monthly published ICP, the Company calculates the entire amount of its entitlement with Pertamina through the Entitlement Calculation Sheets, at which point revenue is recognized.

The revenue is calculated based on the proceeds of the sales of the crude oil produced by the Company and conducted by Pertamina, for TAC with a 65% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia. In addition, the Company is also entitled to an additional 26.7857% of the remaining 35% of such sales proceeds as part of the profit sharing. Both of these two portions are recognized as revenue of the Company, net of tax. For KSO with a 80% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia plus 80% of the operating cost per bbl multiplying NSO. In addition, the Company is also entitled to an additional 23.5294% of the remaining 20% of such sales proceeds as part of the profit sharing. In the TAC, all oil produced was shareable between Pertamina and the Company, while in the KSO, a NSO production is determined and agreed between Pertamina and the Company so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the Company’s revenue and production sharing portion shall be determined only from the production above the NSO baseline;

The Company does not have any contract assets (unbilled receivables) since revenue is recognized when control of the crude oil is transferred to the refinery and the payment for the crude oil is not contingent on a future event.

There were no significant contract liabilities as of December 31, 2021 and 2020.

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

For years ended December 31, 2021, 2020 and 2019, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax benefits. The Company does not expect that its assessment regarding unrecognized tax position will materially change over the following 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payables, other current liabilities, accrued expenses and tax payables, approximate their fair values due to the short-term nature of these instruments.

Liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021 and 2020 are as follows:

		Fair value measurement at reporting date using
	As of December 31, 2021	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Provision for post-employment benefits	$115,393	$-	$-	$115,393

		Fair value measurement at reporting date using
	As of December 31, 2020	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Provision for post-employment benefits	$68,701	$-	$-	$68,701

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

Comparative information

Certain items in prior years consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

Basic and diluted loss per share

Net loss per share is calculated in accordance with FASB ASC 260-10, “Earnings per Share”. Basic loss per share is computed by dividing losses available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential ordinary shares outstanding during the period. Dilutive loss per share excludes all potential ordinary shares if their effect is anti-dilutive. The potential dilutive securities that were not included in the calculation of dilutive loss per share were 637,500, 637,500 and 637,500, respectively, for the years ended December 31, 2021, 2020 and 2019.

Recently issued accounting standards

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02 from January 1, 2022. The Company has recognized right-of-use lease assets and related lease liabilities for operating leases in the amount of $0.5 million on its consolidated balance sheet as of January 1, 2022.

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

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2021	2020
Cash and cash equivalent	$595,014	$6,903,499
Restricted cash - current	1,000,000	2,500,000
Restricted cash - non-current	1,500,000	-
Total Cash and cash equivalent and Restricted cash	$3,095,014	$9,403,499

As of December 31, 2021 and 2020, the restricted cash related to (i) cash held in a special account as collateral against a bank loan with amount to $1,000,000 and $1,000,000 respectively, (ii) cash held in a time deposit account at Bank Mandiri’s Jakarta Cut Meutia Branch with amount equal to $1,500,000 and $1,500,000, respectively, used as collateral for the issuance of a bank and guarantee related to the implementation of the Company’s contractual commitments for Citarum Block until February 28, 2023.

NOTE 4 – OTHER ASSETS

	As of December 31,
	2021	2020
Consumables and spare parts	$136,623	$296,611
Prepaid taxes	555,929	154,736
Prepaid expenses	238,516	254,589
Other receivables	8,933	-
Prepayment and other current assets	$940,001	$705,936

Durable spare parts	$123,611	$328,006
Prepaid to well equipment	545,908	-
Deposit and others	250,000	254,608
Other assets –non current	$919,519	$582,614

NOTE 5 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	As of December 31,
	2021	2020
Oil and gas property – subject to amortization	$23,828,143	$20,912,041
Accumulated depletion and impairment	(20,223,663)	(19,573,054)
Oil and gas property – subject to amortization, net	$3,604,480	$1,338,987

Oil and gas property – not subject to amortization	$1,151,804	$1,113,494
Accumulated impairment	-	-
Oil and gas property – not subject to amortization, net	$1,151,804	$1,113,494

The following shows the movement of the oil and gas property – subject to amortization balance.

Oil and Gas Property – Kruh Block
January 1, 2019	$1,999,817
Additional capitalization	245,202
Depletion	(817,533)
December 31, 2019	$1,427,486
Additional capitalization	566,244
Depletion	(654,743)
December 31, 2020	$1,338,987
Additional capitalization	2,916,102
Depletion	(650,609)
December 31, 2021	$3,604,480

During the years ended December 31, 2021, 2020 and 2019 the Company incurred an aggregated development costs and abandonment and site restoration provisions, which were capitalized, at $2,916,102, $566,244 and $245,202 respectively, mainly for the purpose of the geological and geophysical studies and drilling of wells.

Depletion recorded for production on properties subject to amortization for the years ended December 31, 2021, 2020 and 2019 were $650,609, $654,743 and $817,533 respectively.

Furthermore, the Company did not record any impairment to the oil and gas property -Kruh Block Proven as a result of the ceiling tests conducted due to that the present value of estimated future net revenues generated by the oil and gas property -Kruh Block Proven exceeded the carrying balances.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2021	2020
Housing and welfare	$4,312	$4,312
Furniture and office equipment	4,013	4,013
Computer and software	5,605	5,605
Production facilities	93,049	93,049
Drilling and production tools	1,499,535	1,499,535
Leasehold improvement	321,991	-
Equipment	1,650	1,650
Total	1,930,155	1,608,164
Less: accumulated depreciation	(1,637,617)	(1,476,835)
Property and equipment, net	$292,538	$131,329

Depreciation charged to expense amounted to $160,246, $44,108 and $59,143 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 7 – BANK LOAN

Bank loans consist of the following:

	As of December 31,
	2021	2020
PT Bank UOB Indonesia	$980,452	$980,452
Total	$980,452	$980,452

On November 14, 2016, GWN, a subsidiary of the Company, entered in an agreement and obtained a credit facility in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of one year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which the Company deposits a balance of $2,000,000 for the purpose of pledging this loan. The pledge decreased to $1,000,000 since the facility decreased from $1,900,000 to $1,000,000 on March 2, 2020. The unpaid borrowings were extended to November 14, 2022

The Company has recorded interest expense on the loan of $11,220, $10,891 and $11,991 for the years ended December 31, 2021, 2020 and 2019, respectively. The interest expense is recorded in the other income (expenses), net on the consolidated statements of operations and comprehensive loss, and unpaid interest is recorded in the consolidated balance sheets under accrued expenses.

NOTE 8 – RELATED PARTIES BALANCE AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Maderic Holding Limited	Shareholder of IEC

The related party transactions during the years ended December 31, 2021, 2020 and 2019 are as follows:

	Years Ended December 31,
	2021	2020	2019
Loan from a related party
Maderic Holding Limited	$-	$-	$3,800,000
Repayment to related parties
Maderic Holding Limited	-	-	(3,800,000)
Net loan from related parties	$-	$-	$-

NOTE 9 – ACCRUED EXPENSES

Accrued expenses are comprised as follows:

	As of December 31,
	2021	2020
Accrued interest	$143,798	$133,215
Accrued operating expenses	-	50,986
Total	$143,798	$184,201

Accrued interest represented the accrual of interests from bank loan (Note 7 BANK LOAN) and long term loan from a third party (Note 12 LONG TERM LOAN).

NOTE 10 – TAXES

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

Nevertheless, the Company’s subsidiaries are classified as VAT Collectors. As the name implies, VAT Collector is required to collect the VAT due from a taxable enterprise (vendor) on the delivery to it of taxable goods or services and to pass the VAT payment directly to the government, rather than to the vendor or the service provider. The VAT Collectors are currently the State Treasury, State Owned Enterprises (Badan Usaha Milik Negara/BUMN) and some of their subsidiaries, and PSC companies such as the Company’s. This means that, although the Company is not subject to VAT, the Company has the obligation to collect the VAT and pay the VAT on behalf of the Company’s vendors to the Indonesian government.

2) Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company’s subsidiary WJ Energy is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Hong Kong registered companies are exempt from Hong Kong income tax on their foreign derived income.

Indonesia

The Company’s subsidiaries incorporated in Indonesia are subject to Indonesia Corporate Income Tax (“CIT”) law. Pursuant to the Indonesia CIT law, given the specific year (2020) in which the KSO was signed, GWN’s KSO operations are subject to a CIT rate of 25%. Unless that GWN fully recovers its expenditures, the GWN’s KSO operations are effectively exempted from the application of the CIT. Upon the expiry of the KSO, any unrecovered portion of the Kruh Block oil and gas investment will be deemed as waived by the Company and will not be available for tax deduction purposes for any future earnings. As of December 31, 2021 and 2020, the unrecovered expenditures on KSO operations are $3,087,881 and $193,209, respectively.

Pursuant to the Indonesia CIT law, standard CIT rate was adjusted from 25% to 22%. Other Indonesia subsidiaries are subject to a flat standard CIT rate of 22%, on which these subsidiaries would not eligible for 50% tax discount anymore and therefore should use the standard CIT rate from 2021 onwards.

The components of the income tax provision are:

Years Ended December 31,
	2021	2020	2019
Current	$-	$-	$-
Deferred	-	-	-
Total income tax provision	$-	$-	$-

The reconciliation of income taxes provision computed at the statutory tax rate applicable to income tax provision are as follows:

	Years Ended December 31,
	2021	2020	2019
loss before income tax	$(6,083,379)	$(6,951,698)	$(1,673,735)
Computed income tax benefit with statutory income tax rate	(1,338,343)	(1,737,925)	(418,434)
Effect of tax holiday and preferential tax rate	-	16,759	25,045
Effect of different tax rates in other jurisdictions	518,955	1,281,519	130,962
Effect of different tax rates for the TAC/KSO operations	(100,210)	(86,668)	(41,896)
Effect of tax exemption for unrecovered expenditures on TAC/KSO operations	835,085	520,007	251,378
Effect of tax rates adjustment	(48,370)	-	-
Change in valuation allowance	132,883	6,308	52,945
Total income tax provision	$-	$-	$-

The components of the deferred tax assets are as follows:

	As of December 31,
	2021	2020
Tax loss carry forwards	$216,086	$83,203
Total deferred tax assets, gross	216,086	83,203
Valuation allowance	(216,086)	(83,203)
Total deferred tax assets, net	$-	$-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. As of December 31, 2021 and 2020, the Company had tax operating loss carry forwards of $118,974 and $118,533, respectively from its subsidiary in Hong Kong and $892,978 and $509,156, respectively from its subsidiaries in Indonesia, which can be carried forward to offset taxable income. The net operating loss will be carried forward indefinitely under Hong Kong Tax regulations, while the net operating loss will begin to expire in year 2023 if not utilized under Indonesian Tax regulations. As of December 31, 2021 and 2020, the Company had a valuation allowance against deferred tax assets on tax loss carry forward of $216,086 and $83,203, respectively.

NOTE 11 – PROVISION FOR POST-EMPLOYMENT BENEFITS

Provision for post-employment benefits consists of the following:

	As of December 31,
	2021	2020
Provision for post-employment benefits	$115,393	$68,701

The provision for post-employment benefits are recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

The following outlines how each category of employee benefits are measured, providing reconciliation on present value of Defined Benefit Obligation and Plan Asset.

	As of December 31,
	2021	2020
Present Value of Defined Benefit Obligation (DBO) and Fair Value of Plan Assets
Present Value of DBO, at the Beginning of Year	$68,701	$-
Current service cost	69,157	68,701
Interest cost on the DBO	4,198	-
Employee benefits are already noted for quit employees	4,041	-
Exchange rate impact	-	-
Present Value of DBO, (expected) at the End of Year	146,097	68,701
Actuarial gain on DBO	(30,704)
Present Value of DBO, (actual) at the End of Year	$115,393	$68,701

Fair Value of Plan Assets at the Beginning of Year	$-	$-
Interest income on Plan Assets	-	-
Company contribution to Plan Assets	-	-
Exchange rate impact	-	-
Fair Value of Plan Assets, (expected) at the End of Year	-	-
Actuarial gain or loss on Plan Assets	-	-
Fair Value of Plan Assets, (actual) at the End of Year	$-	$-

The effect of asset ceiling	-	-

Provision for post-employment benefits	$115,393	$68,701

The following are key information for the recalculation of employee benefits obligations as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Liabilities at the Beginning of Year	$68,701	$-
Post-employment benefits costs	77,396	68,701
Actuarial gain on liabilities	(30,704)	-
Company contribution	-	-
Employee benefits paid	-	-
Exchange rate impact	-	-
Liabilities at the End of Year	$115,393	$68,701

The Company recorded actuarial gain of $30,704, nil and $549 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company realized actuarial gain of nil, $46,805 and nil for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 12 – LONG TERM LOAN

	As of December 31,
	2021	2020
Loan from a third party	$1,000,000	$1,000,000
Total	$1,000,000	$1,000,000

On July 19, 2016, GWN entered into a loan agreement with Thalesco Eurotronics Pte Ltd. and obtained a loan facility in the amount of $2,000,000 with original maturity date on July 30, 2017, and renewed until July 30, 2020, to finance the drilling of one well in Kruh Block. On June 3, 2019, the loan was further extended until May 22, 2023.The loan bears an interest rate of 1.5% per annum. On August 25, 2020, the Company repaid $1,000,000 in the principal to Thalesco Eurotronics Pte Ltd. The Company has booked interest expense on the loan of $15,000, $24,380 and $30,009 for the years ended December 31, 2021, 2020 and 2019, respectively. The interest expense is recorded in the other income (expenses), net in the consolidated statement of operations and comprehensive loss, and unpaid interest is recorded in the consolidated balance sheets under accrued expenses.

NOTE 13 – EQUITY

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

On November 8, 2019, the Company implemented a one-for-zero point three seven five (1 for 0.375) stock split of the Company’s ordinary shares by way of share consolidation under Cayman Islands law (the “Reverse Stock Split”), which in turn decreased the total of 16,000,000 issued and outstanding ordinary shares to a total of 6,000,000 issued and outstanding ordinary shares for the purpose of achieving a certain share price as part of certain listing requirements of the NYSE American. Any fractional ordinary share that would have otherwise resulted from the Reverse Stock Split was rounded up to the nearest full share. The Reverse Stock Split maintained the shareholders’ percentage ownership interests in the Company at 87.04% owned by Maderic (5,222,222 ordinary shares) and 12.96% owned by HFO (777,778 ordinary shares), out of a total of 6,000,000 issued ordinary shares. The Reverse Stock Split also increased the par value of the ordinary shares from $0.001 to $0.00267 and decreased the number of authorized ordinary shares of the Company from 100,000,000 to 37,500,000 and authorized preferred shares from 10,000,000 to 3,750,000. The Reverse Stock Split did not alter the total dollar amount of the ordinary shares of the Company. All number of shares and per share data presented in the consolidated financial statements and related notes have been retroactively restated to reflect the Reverse Stock Split stated above.

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

On April 15, 2020, the Company issued 31,818 ordinary shares to ARC Group Ltd. as a compensation for the advisory services provided in connection with the Company’s initial public offering; On the same date, the Company also issued 12,500 ordinary shares to TraDigital Marketing Group, Inc. as a compensation for the digital marketing services provided in order to enhance investor awareness.

During the year ended December 31, 2021, the Company issued 40,000 ordinary shares as share based compensations (see Note 14 below) to its employee and service provider.

As of December 31, 2021, the Company had a total of 7,447,955 ordinary shares outstanding.

NOTE 14 – SHARE BASED COMPENSATION EXPENSES

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

In connection with the Reverse Stock Split described in Note 13, the total number of share options granted on February 1, 2019, decreased from 1,700,000 to 637,500.

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

c) Share options activities

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding as of January 1, 2020	-	-	-	-
Granted	637,500	$11.00	8.80	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2020	637,500	$11.00	7.80	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2021	637,500	$11.00	6.80	-

Vested and expected to vest as of December 31, 2021	637,500	$11.00	6.80	-
Vested as of December 31, 2021	437,500	$11.00	6.83	-

For the years ended December 31, 2021, 2020 and 2019, share-based compensation expenses recognized associated with share options granted by the Company were $1,288,583, $3,007,081 and $247,817, respectively. As of December 31, 2021 and 2020, there was $526,495 and 1,815,078 of unrecognized share-based compensation related to the share options granted to the Company’s executive management. The unrecognized share-based compensation as of December 31, 2021 and 2020 was expected to be recognized in a weighted average period of 0.98 years and 1.48 years, respectively.

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

On September 7, 2021, the Company issued 35,000 ordinary shares to Frank Ingriselli, the President of the Company, as a compensation as per his Employment contract, the fair market value of the shares was $4.96 on the issuance date; On September 15, 2021, the Company also issued 5,000 ordinary shares to TraDigital Marketing Group, Inc. as a compensation for the digital marketing services provided in order to enhance investor awareness, the fair market value of the shares on the issuance date was $5.01.

The Company has recorded compensation of employee and non-employee services of $225,776, $155,556 and nil for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of December 31, 2021.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

The Kruh Block covers a 258 square kilometer area with a TAC contract until May 20, 2020, continued with a KSO contract until May 20, 2030. The Company has material commitments in regards to Kruh Block and material commitments in regards to the exploration activity in the Citarum Block and development and exploration activities in Kruh Block following the extension of the operatorship in May 2020. The Company has also entered into a joint study program for the Rangkas Area to evaluate the oil and gas potential of the area. The following table summarizes future commitments amounts on an undiscounted basis as of December 31, 2021 for all the planned expenditures to be carried out in Kruh Block, Citarum Block and the Rangkas Area:

		Future commitments
	Nature of commitments	2022	2023	2024 and beyond
Citarum Block PSC
G&G studies	(c)	-	150,000	950,000
2D seismic	(c)	-	3,384,727	2,750000
3D seismic		-	-	2,100,000
Exploratory Well		-	-	30,000,000
Total commitments -Citarum Block PSC		$-	$3,534,727	$35,800,000
Kruh Block KSO
Operating lease commitments	(a)	$2,297,411	$3,640,269	$28,976,613
Production facility		-	980,000	1,300,000
G&G studies	(c)	-	200,000	1,100,000
2D seismic	(c)	613,817	613,817	-
3D seismic	(c)	613,817	613,817	-
Drilling and sand fracturing	(c)	6,000,000	9,000,000	9,000,000
Certification		-	250,000	-
Abandonment and Site Restoration	(b)	-	-	321,253
Total commitments - Kruh Block KSO		$9,525,045	$15,297,903	$40,697,866
Total Commitments		$9,525,045	$18,832,629	$76,497,865

Nature of commitments:

(a)	Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease presents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of the operating leases are related with the equipment and machinery used in oil production. Rental expenses under operating leases for the years ended December 31, 2021, 2020 and 2019 were $1,228,871, $1,167,097, and $1,184,831, respectively.

(b)	Included in the well cost is the abandonment and site restoration (ASR) cost which covers primarily upstream asset removal costs at the completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on government rules. ASR cost for covering all wells within the Kruh Block is $321,253 as agreed with Pertamina.

(c)	Both firm and planned work program are included in the estimate.

NOTE 16 – LIQUIDITY

The Company experienced net loss of $6,083,379, $6,951,698 and 1,673,735 and net cash used in operating activities of $3,548,656, $5,186,048 and $439,794 for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, the Company had net current assets of $699,044. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses and achieve profitability for the foreseeable future. If management is not able to increase revenues and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity have been cash generated from its December 2019 initial public offering, short-term and long-term borrowings from third parties or related parties, as well as private placement with L1 Capital Global Opportunities Master Fund, Ltd. (“L1 Capital”), which private placement had an initial closing in January 2022 (see Note 18). As of April 26, 2022, the Company has approximately $1.91 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. The Company expects to fund any shortfall in cash requirements through bank debt with banks in Indonesia with which the Company has pre-existing relationships. The Company will focus on improving operational efficiency and cost reductions, developing its core cash-generating business and enhancing efficiency. The Company intends to meet its cash requirements for the 12 months following the issuance of the consolidated financial statements through operations, equity or debt financing and financial support from third parties and related parties. On January 21, 2022, the Company closed an initial $5,000,000 million tranche (the “First Tranche”) private placement with L1 Capital Global Opportunities Master Fund. On March 4, 2022, the Company and the Investor entered into a First Amendment to the Purchase Agreement and the Second Tranche Amount was increased from $2,000,000 to $5,000,000. This financing will help cover the $9,000,000 expected drilling cost for six new wells to be drilled in next 12 months.

The Company believes that the Company’s current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s accompanying audited consolidated financial statements. The Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

NOTE 17 – IMPACT OF COVID-19

Since March 2020, the World Health Organization declared the COVID-19 as a pandemic. There is ongoing impact of COVID-19, which has spread rapidly to many parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities worldwide for the year. Given the rapidly expanding nature of the COVID-19 pandemic, the Company believes there is a substantial risk that the Company’s business, results of operations, and financial condition will be adversely affected. Potential impact to the Company’s results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond the Company’s control.

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

The COVID-19 pandemic may continue to affect the Company’s business, financial condition and results of operations for the full year 2022 to some extent. Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from the COVID-19 pandemic. The Company is nonetheless closely monitoring the development of the COVID-19 pandemic and continuously evaluating any potential impact on its business, results of operations and financial condition.

NOTE 18 – SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than those subsequent events described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

On January 21, 2022, the Company closed an initial $5,000,000 million tranche (the “First Tranche”) of a total then anticipated $7,000,000 million private placement with L1 Capital Global Opportunities Master Fund, Ltd. (the “Investor”) pursuant to the terms of Securities Purchase Agreement, dated January 21, 2022, between the Company and the Investor (the “Purchase Agreement”). In connection with the closing of the First Tranche, the Company issued to the Investor (i) a Senior Convertible Promissory Note in a principal amount of up to $7,000,000 (the “Original Note”) and (ii) a five year Ordinary Share Purchase Warrant (the “Initial Warrant”) to purchase up to 383,620 ordinary shares of the Company (the “Ordinary Shares”) at an exercise price of $6.00 per share, subject to “full ratchet” price-based anti-dilution adjustments for future issuances of Ordinary Shares by the Company (subject to certain exceptions) and customary share-based adjustments for stock splits and the like.

After deduction of 6.0% original issue discount and related legal expenses to the “First Tranche”, a total of $4,271,000 was received by the Company on January 24, 2022.

A second tranche of funding (the “Second Tranche”) under the Original Note, in the principal amount of $2,000,000 (subject to potential reduction, the “Second Tranche Amount”) was to be funded two (2) trading days following the declaration of effectiveness a registration statement covering the resale of the Ordinary Shares underlying the Original Note and Warrants (as defined below) (the “Registration Statement”), subject to the satisfaction of certain conditions precedent. At the closing of the Second Tranche, the Investor was to be entitled to receive an additional Ordinary Share Purchase Warrant (carrying the same terms as the Initial Warrant) (the “Second Warrant”, and collectively with the Initial Warrant, the “Warrants”) to purchase up to 153,450 Ordinary Shares, if the full amount of the Second Tranche was funded, at an exercise price of $6.00 per share, subject to adjustment as described above.

On March 4, 2022, the Company and the Investor entered into a First Amendment to the Purchase Agreement (the “SPA Amendment”) and an Amended and Restated Senior Convertible Promissory Note, which amends and restates the Original Note in its entirety (the “Replacement Note”), to memorialize the following amendments to the terms of the financing transaction:

1. The Second Tranche Amount was increased from $2,000,000 to $5,000,000 (less a 6% original issuance discount as provided for in the Original Note) (the “New Second Tranche Amount”).

2. Because of the increase in the Second Tranche Amount, at the closing of the Second Tranche, the Investor will be entitled to receive a Second Warrant to purchase up to 383,620 Ordinary Shares (rather than 153,450 Ordinary Shares per the initial Purchase Agreement terms, and assuming the full New Second Tranche Amount is funded) at an exercise price of $6.00 per share, subject to adjustment as described above.

3. Without the prior approval of the Investor, the Company will be restricted in issuing new Ordinary Shares or Ordinary Share equivalents (subject to certain exceptions) during the period from March 4, 2022 through the date that is seven (7) trading days after the Registration Statement is declared effective; provided that this restriction will not apply if then trading price of the Ordinary Shares is over $9.00 with average five (5) day trading volume of 500,000 shares.

4. The New Second Tranche Amount, and the corresponding number of Ordinary Shares underlying the Second Warrant, is subject to reduction if the principal amount of the Replacement Note (after funding the Second Tranche) would be 20% (as opposed to 25% as provided for in the Original Note) of the market capitalization of the Company on the trading following the date of effectiveness of the Registration Statement.

SUPPLEMENTARY INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following supplemental unaudited information regarding the Company’s oil and gas activities is presented pursuant to the disclosure requirements of ASC 932. All oil and gas operations are located in Indonesia.

All of the Company’s operations are directly related to oil and natural gas producing activities from the Kruh Block in Indonesia.

Capitalized Costs Relating to Oil and Gas Producing Activities

	As of December 31,
	2021	2020
Proved properties
Mineral interests	$15,084,658	$15,084,658
Wells, equipment and facilities	8,743,485	5,827,383
Total proved properties	23,828,143	20,912,041

Unproved properties
Mineral interests	1,151,804	1,113,494
Uncompleted wells, equipment and facilities	-	-
Total unproved properties	1,151,804	1,113,494

Less accumulated depletion and impairment	(20,223,663)	(19,573,054)
Net Capitalized Costs	$4,756,284	$2,452,481

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

	Years Ended December 31,
	2021	2020	2019
GWN (Kruh)
Exploration	$-	$-	$-
Development	2,916,102	566,244	245,202
	$2,916,102	$566,244	$245,202
CNE (Citarum)
Exploration	$38,309	$155,362	$142,207
Development	-	-	-
	$38,309	$155,362	$142,207
GWN (Rangkas)
Exploration	$-	$4,943	$276,810
Development	-	-	-
	$-	$4,943	$276,810
Total Costs Incurred in Oil and Gas Property Exploration, and Development	$2,954,411	$726,549	$664,219

Results of Operations from Oil and Gas Producing Activities

Results of operations for producing activities consist of all activities within the operating reporting segment. Revenues are generated from entitlement of oil and gas property –Kruh Block Proven and profit sharing of the sale of the crude oil under the TAC and KSO. Production costs are costs to operate and maintain the Company’s wells, related equipment, and supporting facilities used in oil and gas operations, including expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration; and production-related general and administrative expense. The results of operations exclude general office overhead and interest expense attributable to oil and gas activities.

	Years Ended December 31,
	2021	2020	2019
Oil and gas revenues	$2,452,540	$1,980,773	$4,183,354
Production costs	(2,492,476)	(2,017,856)	(2,474,230)
Depletion, depreciation, and amortization	(810,855)	(698,851)	(876,676)
Result of oil and gas producing operations before income taxes	$(850,791)	$(735,934)	$832,448
Provision for income taxes	-	-	-
Results of oil and gas producing operations	$(850,791)	$(735,934)	$832,448

Proved Reserves the Company Expects to Lift in Kruh Block

The Company’s proved oil reserves have not been estimated or reviewed by independent petroleum engineers. The estimate of the proved reserves for the Kruh Block was prepared by IEC representatives, a team consisting of engineering, geological and geophysical staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (“SEC”) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).

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

The table below shows the individual qualifications of the Company’s internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	44	12	-	32	23

Denny Radjawane	Geophysics	M.S.	31	12	-	19	15
Fransiska Sitinjak	Petroleum Engineering	M.S.	18	5	13	-	9
Yudhi Setiawan	Geology	B.S.	19	13	2	4	2
Oni Syahrial	Geology	B.S.	15	1	-	14	9
Juan Chandra	Geology	B.S.	16	1	-	15	10

*	The individuals from the reserves estimation team are member of at least one of the following professional associations: American Association of Petroleum Geologists (AAPG), Indonesian Association of Geophysicist (HAGI), Indonesian Association of Geologists (IAGI), Society of Petroleum Engineers (SPE), Society of Indonesian Petroleum Engineers (IATMI) and Indonesian Petroleum Association (IPA).

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

As of December 31, 2021 and 2020, the Company estimates that it will be entitled to approximately 46.65% and 43.57% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block. The estimates are based on the extension of the Kruh Block operatorship to May 2030 and the cost recovery balance reset to nil in May 2020.

Following the confirmation of the Kruh Block extension, the Company approved a development plan for a drilling program of 16 Proved Undeveloped Reserves (or PUD) wells, according to the schedule below:

	Unit\Year	2022	2023	2024	Total
Planned PUD wells	Gross well	4	6	6	16
Future wells costs (1)	US$	6,000,000	9,000,000	9,000,000	24,000,000
Total gross PUD added	Bbls	592,992	1,312,446	1,036,968	2,942,406
Total net PUD added	Bbls	276,636	612,267	483,754	1,372,657

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

The fiscal 2021 and 2020 proved developed and undeveloped reserves are summarized in the tables below:

	Crude Oil (Bbls) as of December 31,
	2021	Note	2020	Note
Total Proved Developed (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	4,309,877		4,619,992
Revisions of previous estimates	(988,090)	(a)	(226,585)	(1)
Improved recovery	(7,533)	(b)	(11,006)	(2)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(60,637)	(c)	(72,524)	(3)
Sale of minerals in place	-		-
End of the period	3,253,617		4,309,877
Net Proved Developed Reserves (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	2,532,934		1,965,577
Revisions of previous estimates	(983,291)	(d)	618,421	(4)
Improved recovery	(3,514)	(e)	(6,728)	(5)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(28,288)	(f)	(44,335)	(6)
Sale of minerals in place	-		-
End of the period	1,517,841		2,532,934
Total Proved developed reserves (PDP)
Beginning of the period	239,357		387,154
Revisions of previous estimates	32,132	(g)	(64,267)	(7)
Improved recovery	(7,533)	(b)	(11,006)	(8)
Purchase of minerals in place	-
Extensions and discoveries	104,436	(h)	-
Production	(57,181)	(i)	(72,524)	(9)
Sale of minerals in place	-		-
End of the period	311,211		239,357
Total Proved undeveloped reserves (PUD)
Beginning of the period	4,070,520		4,232,838
Revisions of previous estimates	(1,020,222)	(j)	(162,318)	(10)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	(104,436)	(k)	-
Production	(3,456)	(l)	-
Sale of minerals in place	-		-
End of the period	2,942,406		4,070,520
Net Proved developed reserves (PDP)
Beginning of the period	44,542		121,182
Revisions of previous estimates	82,110	(m)	(25,576)	(11)
Improved recovery	(3,514)	(e)	(6,728)	(5)
Purchase of minerals in place	-		-
Extensions and discoveries	48,720	(n)	-
Production	(26,676)	(o)	(44,335)	(12)
Sale of minerals in place	-		-
End of the period	145,182		44,542
Net Proved undeveloped reserves (PUD)
Beginning of the period	2,488,392		1,844,395
Revisions of previous estimates	(1,065,401)	(p)	643,997	(13)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	(48,720)	(q)	-
Production	(1,612)	(r)	-
Sale of minerals in place	-		-
End of the period	1,372,659		2,488,392

(a)	The revision of previous estimates in the amount of negative 988,090 bbls refers to the sum of 1) revision of previous PDP reserves estimates of 32,132 bbls (note g) and 2) revision of previous PUD reserves estimate of negative 1,020,222 bbls (note j);

(b)	The improved recovery amount of negative 7,533 bbls refers to the reduced amount of crude oil production of 57,181 bbls in 2021 compared to previous estimates of 64,714 bbls for Kruh Block in 2020 as a result of rescheduling of drilling program and reserves revision;

(c)	The production in the amount of negative 60,637 bbls refers to the amount of total gross crude oil produced from 1) PDP reserves production in the amount of negative 57,181 bbls (note i) and 2) PUD reserves production in the amount of negative 3,456 bbls (note l) in the Kruh Block;

(d)	The revisions of previous estimates of negative 983,291 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of 82,110 bbls (note m), and 2) net PUD reserves revision of previous estimates in the amount of negative 1,065,401 bbls (note p);

(e)	The Improved recovery in the amount of negative 3,514 bbls refers to the net share (46.65%) of crude oil production decrease of 7,533 bbls (note b) as a result of rescheduling of drilling program;

(f)	The net PDP and PUD production of negative 28,288 bbls refers to the sum of the net PDP production in the amount of negative 26,676 bbls (note o) and net PUD production in the amount of negative of 1,612 bbls (note r);

(g)	The revisions of previous estimates in the amount of 32,132 bbls refers to the total gross amount of PDP reserves increase as a result of new drilling;

(h)	The extension and discoveries in the amount of 104,436 bbls refers to the gain of PDP reserves from the completion of two new wells, K-25 and K-26;

(i)	The PDP production in the amount of negative 57,181 bbls refers to the gross amount of PDP reserves produced in 2021;

(j)	The revisions of previous estimates in the amount of negative 1,020,222 bbls refers to the total gross amount of PUD reserves decrease from the 4,070,520 bbls in 2020 to 2,942,406 bbls in 2021 excluding the 104,436 bbls conversion of PUD to PDP and 3,514 bbls reduction due to rescheduling of drilling schedule and reserves revision;

(k)	The extension and discoveries in the amount of negative 104,436 bbls refers to the conversion of PUD reserves to PDP reserves as a result of the completion of two new wells, K-25 and K-26;

(l)	The PUD production in the amount of negative 3,456 bbls refers to the gross amount of PUD reserves produced in 2021;

(m)	The revision of previous estimates of net PDP reserves in the amount of 82,110 bbls refers to the sum of 1) net share difference (46.65% in 2021 as compared to 61.13% in 2020) of the beginning total PDP reserves in the amount of 239,357 bbls, 2) net share (46.65%) of revision of previous estimates of total PDP reserves estimates in the amount of 32,132 bbls (note g), and 3) correction of net Non-shareable oil (NSO) transferred to Pertamina and a revision of 47,515;

(n)	The net extension and discoveries in the amount of 48,720 bbls refers to the PDP reserves gain from the net share (46.65%) of the gross amount of 104,436 bbls oil converted from PUD reserves as a result of the completion of two new wells, K-25 and K-26;

(o)	The net PDP production in the amount of negative 26,676 bbls refers to the net share (46.65%) of gross amount of 57,181 bbls PDP reserves produced in 2021;

(p)	The revision of previous estimates of net PUD reserves in the amount of negative 1,065,401 bbls refers to the sum of 1) net share difference (46.65% in 2021 as compared to 61.13% in 2020) of the beginning total PUD reserves in the amount of 4,070,520 bbls, and 2) net share (46.65%) of revision of previous estimates of total PUD reserves estimates in the amount of negative 1,020,222 bbls (note j);

(q)	The extension and discoveries amount of negative 48,720 bbls refers to the net share (46.65%) of the gross amount of 104,436 bbls (note h) PUD reserves converted to PDP reserves as a result of the completion of two new wells, K-25 and K-26;

(r)	The net PUD production in the amount of negative 1,612 bbls refers to the net share (46.65%) of gross amount of PUD reserves 3,456 bbls produced in 2021;

(1)	The revision of previous estimates in the amount of negative 226,585 bbls refers to the sum of 1) revision of previous PDP reserves estimates of 64,267 bbls and 2) revision of previous PUD reserves of negative 162,318 bbls;

(2)	The improved recovery amount of negative 11,006 bbls refers to the decrease of crude oil produced from the Kruh Block in 2020 as compared to the prediction from previous year;

(3)	The production in the amount of negative 72,524 bbls refers to the total gross amount of crude oil produced from the Kruh Block in 2020;

(4)	The revisions of previous estimates in the amount of 618,421 bbls refer to the total amount of 1) 25,576 bbls of PDP reserves revisions, and 2) 643,997 bbls of PUD reserves revisions;

(5)	The improved recovery in the amount of negative 6,728 bbls refers to the net share (61.13%) of the PDP production decrease of negative 11,006 bbls in 2020;

(6)	The net PDP and PUD production in the amount of negative 44,335 bbls refers to the net share (61.13%) of gross amount of 72,524 bbls PDP reserves produced in 2020;

(7)	The revisions of previous estimates in the amount of 64,267 bbls refers to the total gross amount of PDP reserves increase as a result of new drilling schedule and reserves revision;

(8)	The improved recovery in the amount of negative 11,006 bbls refers to the reduced amount of crude oil produced from the Kruh Block in 2020 compared to the prediction from the previous year;

(9)	The PDP production in the amount of negative 72,524 bbls refers to the gross amount of PDP reserves produced in 2020;

(10)	The revisions of previous estimates in the amount of negative 162,318 bbls refers to the total gross amount of PUD reserves decrease from the 4,232,838 bbls in 2019 to 4,070,520 bbls in 2020 as a result of new drilling schedule and reserves revision;

(11)	The revision of previous estimates of net PDP reserves in the amount of negative 25,576 bbls refers to the sum of 1) net share difference (61.13% in 2020 as compared to 43.57% in 2019) of the beginning total PDP reserves in the amount of 387,154 bbls, 2) net share (61.13%) of revision of previous estimates of total PDP reserves estimates in the amount of 64,267 bbls, and 3) net difference of Non-shareable oil (NSO) transferred to Pertamina between 2019 and 2020.

(12)	The net PDP production in the amount of negative 44,335 bbls refers to the net share (61.13%) of gross amount of 72,524 bbls PDP reserves produced in 2020;

(13)	The revision of previous estimates of net PUD reserves in the amount of negative 643,997 bbls refers to the sum of 1) net share difference (61.13% in 2020as compared to 43.57% in 2019) of the beginning total PUD reserves in the amount of 4,232,838 bbls, and 2) net share (61.13%) of revision of previous estimates of total PUD reserves estimates in the amount of negative 162,318 bbls.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on the Company’s best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2021 and 2020, respectively, in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities” which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company’s proved oil and gas reserves.

	As of December 31,
	2021	2020
Future cash inflows	$101,718,042	$100,920,387
Future production costs (1)	(43,837,125)	(43,360,461)
Future development costs	(34,285,268)	(41,056,457)
Future income tax expenses	(11,284,102)	(5,571,112)
Future net cash flows	$12,311,547	$10,932,358
10% annual discount for estimated timing of cash flows	(4,714,315)	(5,352,516)
Standardized measure of discounted future net cash flows at the end of the year	$7,597,232	$5,579,842

(1)	Production costs include oil and gas operations expense, production ad valorem taxes, transportation costs and general and administrative expense supporting the Company’s oil and gas operations.

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

	Years ended December 31,
	2021	2020	2019
Average crude oil price per Bbl	$67.02	$37.58	$61.89

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

	Year ended December 31,
	2021	2020	2019
Standardized measure of discounted future net cash flows at the beginning of the year	$5,579,842	$10,120,562	$14,513,446
Extensions, discoveries and improved recovery, less related costs	500,000	500,000	500,000
Revisions of previous quantity estimates	(14,979,996)	6,073,161	(3,431,073)
Changes in estimated future development costs	4,046,951	811,043	752,299
Purchases (sales) of minerals in place	-	-	-
Net changes in prices and production costs	19,129,705	(21,967,808)	(4,090,493)
Accretion of discount	638,201	2,377,063	1,384,269
Sales of oil and gas produced, net of production costs	(4,328,719)	(2,536,006)	(2,166,491)
Development costs incurred during the period	2,724,238	201,946	245,202
Change in timing of estimated future production and other	-	-	-
Net change in income taxes	(5,712,990)	9,999,882	2,413,403
Standardized measure of discounted future net cash flows at the end of the year	$7,597,232	$5,579,842	$10,120,562

