Form 20-F
period 2022-12-31
Indonesia Energy Corp Ltd
filed 2023-05-01
CIK 1757840

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2022, there were 10,142,694 of the registrant’s ordinary shares, $0.00267 par value per share, issued and outstanding. As of April 26, there were 10,142,694 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors”. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	Our overall ability to meet our goals and strategies, including our plans to drill additional wells at Kruh Block, to develop Citarum Block or acquire rights in additional oil and gas assets in the future;

●	The economic and capital markets impact of macro-economic and other conditions beyond our control (such as the war between Russia and Ukraine, inflation, rising interest rates and the persistence of the COVID-19 pandemic) on the demand for our oil and gas products in Indonesia and the price of our oil and gas products;

●	Our ability to estimate our oil reserves;

●	Our ability to anticipate our financial condition and results of operations;

●	The anticipated prices for, and volatility in the prices for, oil and gas products and the growth of the oil and gas market in Indonesia and worldwide;

●	Our expectations regarding our relationships with the Indonesian government (“Government”) and its oil and gas regulatory agencies;

●	Relevant Government policies and regulations relating to our industry; and

●	Our corporate structure and related laws, rules and regulations.

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

-ii-

GLOSSARY OF TERMS

The following is a glossary of oil and gas industry and other defined terms used in this annual report.

In addition, in this annual report, when we refer to a particular well with the designation of “K” (such as “K-25”), we are referring to a numbered well at Kruh Block.

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

-iii-

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

-iv-

SUMMARY OF SIGNIFICANT RISK FACTORS

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

●

The existence of COVID-19 or similar health crises and any resulting volatility in the energy markets may materially and adversely affect our business, financial condition, operating results, cash flow, liquidity and prospects;

●	Our estimated oil reserves are based on assumptions that may prove inaccurate, and thus our estimates of proved reserves and future net revenue are inherently imprecise.

●	We may not find any commercially productive oil and gas reservoirs in connection with our exploration activities.

●	We have previously had to modify and in the future we may not adhere to our proposed drilling schedule, and our drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors that are beyond our control;

●	We are subject to complex laws, rules and regulations common to the oil and natural gas industry, including those specific to operating in Indonesia, which can have a material adverse effect on our business, financial condition and results of operations;

●	Our production sharing contract for Citarum Block requires or may require us to relinquish portions of the subject contract area in certain circumstances, which would potentially leave us with less area to explore;

●	Climate change and climate change legislation and regulatory initiatives could result in increased operating costs and decreased demand for the oil and natural gas that we produce;

●	We are faced with the high risks inherent in the drilling of oil and natural gas wells, including the risk that we may encounter no commercially productive natural gas or oil reservoirs even if we expend significant costs on such exploration;

●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited, as a result of our company being incorporated under the laws of the Cayman Islands;

●	We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2022.

●	Our 2022 financing with L1 Capital Global Opportunities Master Fund, Ltd. (“L1 Capital”) could cause dilution and pressure on the public price of our ordinary shares as the outstanding warrants can be exercised at discounted price to market;

●	The rights afforded to L1 Capital under our convertible note and warrant financing with them could discourage investment in our company from third parties;

●	The market for our ordinary shares has been volatile, and an active, liquid and orderly trading market for our ordinary shares may not be maintained in the United States, which could limit your ability to sell our ordinary shares; and

●	As a foreign private issuer, we are subject to different U.S. securities laws and NYSE American governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

●	Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value.

-v-

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

Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include international political conditions (including wars, conflicts, trade and other disputes, cyberattacks and similar occurrences), the domestic and foreign supply of oil and gas, the level of consumer demand and factors effecting such demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the effect of domestic and foreign regulation of production and transportation, general economic conditions, changes in supply due to drilling by other producers and changes in demand may adversely affect our ability to market our oil and gas production. Any significant decline in the price of oil or gas would adversely affect our revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of our oil and gas properties and our planned level of capital expenditures. This risk was demonstrated in 2021 and 2022 with very significant swings in the price of oil as a result of rising interest rates and inflation, the ongoing Russia-Ukraine conflict, high demand for oil in China and India, the actions taken by oil-related intergovernmental organizations such as OPEC to effect the supply and price of oil, and the recovery of the global economy after the COVID-19 pandemic. We may continue to be subject to oil and gas price-related risks while these or similar conditions persist and the global economy remains uncertain.

The war in Ukraine could materially and adversely affect our business and results of operations.

The 2022 invasion of Ukraine by Russia and resulting war has materially affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may continue to lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers or suppliers’ businesses and potentially our business.

As we are an oil and gas exploration and production company, our performance is affected by global economic conditions as well as geopolitical issues and other conditions. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast financial results. As a result of the recent movement of Russian military units into provinces in Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic and Crimea). Moreover, on February 22, 2022, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. Any or all of these factors could negatively affect our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of United States, the European Union, the United Nations, or other jurisdictions were to determine that any of our activities constitutes a violation of the sanctions they impose or provides a basis for a sanction designation of us.

However, as of the date of this report, we do not have any business, operation or assets in Russian or Ukraine, nor do they have any direct or indirect business or contracts with any Russian or Ukraine entity as a supplier or customer. Consequently, we do not expect that Russia’s invasion of Ukraine will have any material impact on our business operations, including but not limited to our product pricing, supply, consumer demand, and the supply chain. Additionally, we believe the cybersecurity risks in the supply chain are not material to our business, and there is no new or heightened risk of potential cyberattacks on the Company by state actors or others since Russia’s invasion of Ukraine.

The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military actions or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

There is inherent credit risk in any gas sales arrangements with the Government to which we may become a party in the future.

Natural gas supply contracts in Indonesia are negotiated on a field-by-field basis among SKK Migas, an oil, energy, and government company organized and authorized by the Government to manage natural oil and gas upstream business activities, gas buyers and sellers. The common clause in gas supply contracts is a “take-or-pay arrangement” in which the buyer is required to either pay the price corresponding to certain pre-agreed quantities of natural gas and offtake such quantities or pay their corresponding price regardless of whether it purchases them. Under certain circumstances, such as industrial or economic crisis in Indonesia or globally, the buyer may be unwilling or unable to make these payments, which could trigger a renegotiation of contracts and become the subject of legal disputes between parties. When and if we establish natural gas production and enter into related contracts with the Government, this contract term could have a material adverse effect on our business, financial condition and result of operation by reducing our net profit or increasing our total liabilities in the future, or both.

We face credit risk from the Government and the ability of Pertamina to pay our company for the operating costs and profit sharing split in a timely manner.

Our current cash inflow is dependent on a “cost recovery” and profit-sharing arrangement with Pertamina, an Indonesian state-owned oil and natural gas corporation based in Jakarta, meaning that all operating costs (expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration) are advanced by our company and later repaid by Pertamina plus a share of the profit from operations. Any delay of payment by Pertamina may adversely affect our operations and delay the schedule of capital investments which could have otherwise have an adverse effect on our business, prospects, financial condition and results of operations.

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

We experienced difficulties in drilling in 2021 at our K-25 well when the well collapsed during the rainy season, and at K-28 in 2022 when significant amount of gas was encountered during drilling which required additional effort to protect the well and operations. Our future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Our overall drilling success rate or our drilling success rate for activity within a particular geographic area may decline. We may be unable to lease or drill identified or budgeted prospects within our expected time frame, or at all. We may be unable to lease or drill a particular prospect because, in some cases, we identify a prospect or drilling location before seeking an option or lease rights in the prospect or location. Similarly, our drilling schedule has varied and may in the future vary from the schedule set forth in our capital budget. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including:

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

Sustained substantial declines in oil and/or gas prices may render a significant portion of our exploration, development and exploitation projects unviable from an economic perspective, which may result in us having to make significant downward adjustments to our estimated proved reserves. As a result, a prolonged or substantial decline in oil and/or gas prices, such as what we have experienced since mid-2014, which was exacerbated during the COVID-19 pandemic since 2020 caused, and would likely in the future cause, a material and adverse effect on our future business, financial condition, results of operations, liquidity and ability to finance capital expenditures. Additionally, if we experience significant sustained decreases in oil and gas prices such that the expected future cash flows from our oil and gas properties falls below the net book value of our properties, we may be required to write down the value of our oil and gas properties. Any such asset impairments could materially and adversely affect our results of operations and, in turn, the trading price of our ordinary shares.

The existence of COVID-19 or similar health crises and any resulting volatility in the energy markets may materially and adversely affect our business, financial condition, operating results, cash flow, liquidity and prospects.

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

The COVID-19 pandemic has caused us to modify our business practices, including by restricting employee travel, requiring employees to work remotely and cancelling physical participation in meetings, events and conferences, and we may take further actions as may be required by government authorities in future.

The COVID-19 pandemic has caused significant disruptions in the capital markets since its outbreak in 2020, which to some extent adversely affected the energy industry. Any future such disruption could negatively impact our ability to raise capital. In the past, we have financed our operations by the issuance of equity securities. However, we cannot predict whether macro-economic disruptions stemming from COVID-19 will continue to fluctuate when the economy will fully return to pre-COVID-19 levels, if at all. These macro-economic disruptions may adversely impact our ability to raise additional capital to finance our operations in the future, which could materially and adversely affect our business, financial condition and prospects, and could ultimately cause our business to fail.

The extent to which COVID-19 ultimately impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of COVID-19 or variants of COVID-19, its severity, the actions to contain COVID-19 or treat its impact (such as vaccinations), and how quickly and to what extent normal economic and operating conditions can resume. Even after COVID-19 has subsided, we may continue to experience materially adverse impacts on our business as a result of its global economic impact, including any recession that has occurred or may occur in the future, and lasting effects on the volatility in the price of oil and natural gas.

We may not be able to fund the capital expenditures that will be required for us to increase reserves and production.

We must make capital expenditures to develop our existing reserves and to discover new reserves. Historically, we have financed our capital expenditures primarily through related and non-related party financings as well as funds raised from our initial public offering in December 2019 and our financing with L1 Capital in 2022. We expect to continue to utilize these or similar resources (as well as funds from potential equity and debt financings and any future net positive cash flow) in the future.

However, we cannot assure you that we will have sufficient capital resources in the future to finance all of our planned capital expenditures. During 2021 and 2022, we have had to modify our drilling and other operational plans due in part to limitations on our capital resources.

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

One of our key business strategies is to expand our asset portfolio, which may include producing our exploration blocks. We have currently identified one such potential block – the Rangkas Area – and our goal will be to secure rights to conduct activities in Rangkas and other areas in Indonesia, However, due to the competitive tender process and uncertainties around Government contracting, among other factors, we may be unable to secure rights to conduct exploration or production activities in any additional areas. In particular, we face competition from other oil and gas companies in the acquisition of new oil blocks through the Indonesian government’s tender process. Our competitors for these tenders include Pertamina (who can tender for blocks on its own), and other well-established large international oil and gas companies. Such companies have substantially greater capital resources and are able to offer more attractive terms when bidding for concessions. If we are unable to secure rights to additional blocks, we would be left without additional opportunities for revenue and profit and remain subject to the risks associated with our current lack of asset diversification, all of which would harm our results of operations.

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

Our operations could be adversely affected by weather conditions. Severe weather conditions limit and may temporarily halt our ability to operate during such conditions. We experienced weather related challenges with the collapse of our K-25 well in 2021, which set back our production in 2021. These constraints and the resulting shortages or high costs could delay or temporarily halt our oil and gas operations and materially increase our operating and capital costs, which could have a material adverse effect on our business, financial condition and results of operations.

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

With respect to the COVID-19 in particular, although the Government of Indonesia has officially ended the restrictions on December 30, 2022, it may be too early at this stage to conclude that COVID-19 is no longer a threat. The full effects of COVID-19 around the world are presently unknown and unpredictable and could have a material adverse effect on (i) the demand for our oil and gas in Indonesia, (ii) our ability to staff our drilling operations and (iii) our supply chain.

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

Even when properly used and interpreted, seismic data and visualization techniques are tools only used to assist geoscientists in identifying subsurface structures as well as eventual hydrocarbon indicators, and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of seismic and other advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies, and we could incur losses as a result of these expenditures. Because of these uncertainties associated with our use of seismic data, some of our drilling activities may not be successful or economically viable, and our overall drilling success rate or our drilling success rate for activities in a particular area could decline, which could have a material adverse effect on us. While we have announced our strategic plan to defer additional new drilling at Kruh Block in order to collect new seismic data acquisition, processing and interpretation during 2023 to provide better quality data, and in turn reduce the uncertainty to some degree in interpretation of reserves estimate and prospective drilling locations, we will continue to be faced with the a risk that this new data will be unreliable or may lead to drilling operations which do not result in oil or gas discoveries.

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

Global financial crises and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations. In particular, if disruptions in international credit markets, exacerbated by the sovereign debt crises or global pandemics, adversely impact the Indonesian economy (where our oil and gas products are sold by the Government), our business may suffer and may adversely affect our ability to access the credit or capital markets at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions. Any of the foregoing factors or a combination of these factors, or similar factors not known to us presently, could have an adverse effect on our liquidity, results of operations and financial condition.

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

Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, market uncertainty and a variety of other factors beyond our control, including:

●	Changes in foreign and domestic supply and demand for oil and gas;

●	Political stability and economic conditions in oil producing countries, particularly in the Middle East and also in Russia (particularly given the February 2022 invasion of Ukraine by Russia);

●	Weather conditions;

●	Price and level of foreign imports;

●	Terrorist activity in Indonesia or elsewhere;

●	Availability of pipeline and other secondary capacity;

●	General economic conditions;

●	Global risks of more coronavirus or other viral outbreaks, or other global or local public health uncertainties;

●	Domestic and foreign governmental regulation; and

●	The price and availability of alternative fuel sources.

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

Our production sharing contract, or PSC, for Citarum Block requires or may require us to relinquish portions of the subject contract area in certain circumstances, which would potentially leave us with less area to explore.

Pursuant to our PSC with SKK Migas for Citarum Block, there are circumstances under which we are required or may be required to relinquish portions of the contract area back to the Government, with such portions being subject to be agreed to between us and the Government. Such circumstances include our inability to complete the work programs agreed to in our PSC for Citarum. If we relinquish or are required to relinquish portions of Citarum, we could be left with fewer areas to explore and a resulting diminishment of potential resources we could capitalize on. See “Business—Our Assets—Citarum Block” for further information. We may be required to agree to similar provisions in future contracts with the Government.

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

In Indonesia, the complexity of the laws and regulations relating to oil and gas activities is compounded by uncertainties in the legal and regulatory framework. Indonesia’s Oil and Gas Law of 2001 went into effect on November 23, 2001 (or the Oil and Gas Law), which was amended on December 30, 2022 by Government Regulation In Lieu of Law No. 2 of 2022 on Job Creation (known as GR 2/2022). The Oil and Gas Law sets forth a statutory body of general principles governing oil and gas activities, which are further developed and implemented in a series of Government regulations, presidential decrees and ministerial decrees. The provisions of the Oil and Gas Law are generally broad, and few sources of interpretative guidance are available. In addition, not all of the implementing regulations to the Oil and Gas Law have been issued and some have only recently been enacted. It is uncertain how these regulations will affect us and our operations without clear instances of their application, while the uncertainty surrounding the Oil and Gas Law and its implementing regulations has increased the risks, and may result in increases in the costs, of conducting oil and gas activities in Indonesia.

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

We and our operations are subject to various international, domestic and foreign local environmental, health and safety laws and regulations governing, among other things, the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use, transportation and disposal of regulated materials; and human health and safety. Our operations are also subject to certain environmental risks that are inherent in the oil and gas industry and which may arise unexpectedly and result in material adverse effects on our business, financial condition and results of operations. Breach of environmental laws, as well as impacts on natural resources and unauthorized use of such resources, could result in environmental administrative investigations and/or lead to the termination of our concessions and contracts. Other potential consequences include fines and/or criminal environmental actions.

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

For example, Law No. 32 of 2009 on Protection and Management of Environment (or the Environmental Law) as amended by GR 2/2022 and its implementing regulation, Government Regulation No. 22 of 2021 on Environmental Protection and Management (or GR 22/2021), require an entity conducting oil and gas business operations have its environmental impact assessment report (Analisis Mengenai Dampak Lingkungan, or AMDAL), as well as an environmental management effort plan (Upaya Pengelolaan Lingkungan Hidup, or UKL) or an environmental monitoring effort plan (Upaya Pemantauan Lingkungan Hidup or UPL), approved. Under the Environmental Law, should we fail to meet the obligations contained in the relevant AMDAL or UKL or UPL, it can lead to the nullification of our business license.

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

Releases of regulated substances may occur and can be significant. Under certain environmental laws and regulations applicable to us in Indonesia, we could be held responsible for all of the costs relating to any contamination at our past and current facilities and at any third party waste disposal sites used by us or on our behalf. Pollution resulting from waste disposal, emissions and other operational practices might require us to remediate contamination, or retrofit facilities, at substantial cost. We also could be held liable for any and all consequences arising out of human exposure to such substances or for other damage resulting from the release of hazardous substances to the environment, property or to natural resources, or affecting endangered species or sensitive environmental areas. Environmental laws and regulations also require that wells be plugged and sites be abandoned and reclaimed to the satisfaction of the relevant regulatory authorities. We are currently required to, and in the future may need to, plug and abandon sites in certain blocks in which we operate, which could result in substantial costs.

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

Some of our proposed drilling locations are situated within forestry areas. In order to conduct drilling and seismic activities in the forest area within Indonesia, we will need to obtain “Approval for the Utilization of Forest Area (Persetujuan Penggunaan Kawasan Hutan or PPKH) or as previously known as “Borrow-to-use permit of forest area (Izin Pinjam Pakai Kawasan Hutan, or IPPKH)” from the Indonesian Ministry of Forestry. PPKH is granted for companies to use the forest area other than forestry activities. The Indonesian government has provided for such requirements in several laws and regulations since 1990 concerning conservation of natural resources, natural primary forest and the ecosystem.

The application for a PPKH must satisfy both administrative and the technical requirements. The maximum validity period for a PPKH for an exploration or production activity is no more than the validity period of the relevant license for the exploration and the production activities. However, in respect of a follow through exploration during a production period, the PPKH may be granted for a maximum period of two years and it is extendable. The application process of PPKH of forest area is complex because applicants had to comply with different requirements at different offices in the Ministry of Forestry, and between government agencies and local administrations, frequently with no certainty of processing time and cost.

With the announcement of an “online single submission” (or OSS) processing system in 2018 by the Ministry of Forestry, the application for a PPKH is processed through the OSS. While the OSS is supposed to shorten the period required for the application, there are numerous documents and other permits (including the local governor’s recommendation and environmental permits) as well as a work program and maps which are required before a PPKH application can be submitted. Any delay in the issuance to us of the PPKH, or our inability to obtain such permit for any reason, would cause delays in our ability to conduct drilling and seismic activities in the subject area, which in turn could adversely impact our business plans and results of operations.

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

Moreover, experts believe climate change poses potential physical risks, including an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. In addition, warmer winters as a result of global warming could also decrease demand for natural gas. To the extent that such unfavorable weather conditions are exacerbated by global climate change, GHG emissions or otherwise, our operations may be adversely affected to a greater degree than we have previously experienced, including increased delays and costs. However, the uncertain nature of changes in extreme weather events (such as increased frequency, duration, and severity) and the long period of time over which any changes would take place make any estimations of future financial risk to our operations caused by these potential physical risks of climate change unreliable. Moreover, the regulation of GHGs and the physical impacts of climate change in the areas in which we, our customers and the end-users of our products operate could adversely impact our operations and the demand for our products.

Labor laws and regulations in Indonesia and labor unrest may materially adversely affect our results of operations.

Laws and regulations which facilitate the forming of labor unions, combined with weak economic conditions, have resulted and may result in labor unrest and activism in Indonesia. In 2000, the Government issued Law No. 21 of 2000 regarding Labor Unions (or the Labor Union Law). The Labor Union Law permits employees to form unions without intervention from an employer, the government, a political party or any other party. On March 25, 2003, President Megawati enacted Law No. 13 of 2003 regarding Employment (or the Labor Law) which, among other things, increased the amount of severance, pension, medical coverage, service and compensation payments payable to employees upon termination of employment. The Labor Law requires further implementation of regulations that may substantively affect labor relations in Indonesia. The Labor Law requires companies with 50 or more employees establish bipartite forums with participation from employers and employees. The Labor Law also requires a labor union to have participation of more than half of the employees of a company in order for a collective labor agreement to be negotiated and creates procedures that are more permissive to the staging of strikes. Following the enactment, several labor unions urged the Indonesian Constitutional Court to declare certain provisions of the Labor Law unconstitutional and order the Government to revoke those provisions. The Indonesian Constitutional Court declared the Labor Law valid except for certain provisions, including relating to the right of an employer to terminate its employee who committed a serious mistake and criminal sanctions against an employee who instigates or participates in an illegal labor strike. The Labor Law was amended by GR2/2022 and the amendments include, amongst others, the reduction in the statutory severance payments payable to the employees in the event of employment termination.

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

On November 2, 2020, the Government of Indonesia issued the Omnibus Law No. 11 of 2020 on Job Creation (or the Omnibus Law), which aims to attract investment, create new jobs, and stimulate the economy by, among other things, simplifying the licensing process and harmonizing various laws and regulations, and making policy decisions faster for the central government to respond to global or other changes or challenges. The Omnibus Law amended more than 75 laws (including aspects of the Oil and Gas Law) and up to March 2022, the central government has issued at least 51 implementing regulations making the Omnibus Law one of the most sweeping regulatory reforms in Indonesian history. The Omnibus Law introduces a number of new concepts, including a new risk-based assessment (i.e. low, medium and high risks) in issuing licenses for businesses, removes foreign ownership restrictions in various industries, simplifies environmental assessment requirements and licensing procedures, and provides a more flexible manpower regulations. On November 25, 2021, the Constitutional Court declared the Omnibus Law to be conditionally unconstitutional, and it was subsequently revised and replaced with the issuance of Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation, also known as the new Omnibus Law. Given the extensive breadth of changes introduced by the Omnibus Law, the full impact of various regulation and policy changes on our business and operation in Indonesia are presently unknown and subject to our ongoing review. Therefore, we are subject to the risk that compliance with the Omnibus Law may be challenging and may distract our management, and may also require us to alter operations, which in turn could impact our results of operations.

On November 25, 2021, the Constitutional Court through Decision Number 91/PUU-XIII of 2020 declared the Omnibus Law to be “conditionally unconstitutional” and would need rectification. The Omnibus Law shall remain valid until the rectification is made within a period of two years. In response to such decision, on December 30, 2022, the Government of Indonesia enacted GR 2/2022. The previous Omnibus Law is deemed revoked and declared invalid. However, GR2/2022 retains most of the changes and concepts adopted in the Omnibus Law, such as the risk-based licensing process, and all regulations that have been amended by Omnibus Law shall remain valid as long as they are not in contravention of GR 2/2022. Furthermore, any implementing regulations enacted to implement the Omnibus Law also remain valid, as long as it does not contravene GR 2/2022.

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

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries. There is a risk that terrorist incidents may recur and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities.

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

An additional significant event that as of the date of this annual report is still unfolding and uncertain is the novel coronavirus outbreak which began in early 2020 and the related disease, COVID-19, which was declared as a pandemic by the World Health Organization on March 11, 2020. Indonesian government officials called for social distancing and isolation and considered to enforce a lockdown in affected areas in an attempt to minimize the spread of the virus. After two years, on December 30, 2022, the Government of Indonesia officially ended the restrictions but it is too early to conclude that COVID-19 is no longer a threat. The extent of the impact of COVID-19 on our future financial results will be dependent on future developments such as the length and severity of the COVID-19, future government actions in response to the COVID-19 and the overall impact of the COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable.

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

Although our functional currency is the U.S. Dollar, depreciation and volatility of the Indonesian Rupiah could potentially affect our business. A sharp depreciation of Indonesian Rupiah may potentially create difficulties in purchasing imported goods and services which are critical for our operation. As shown during the Asian monetary crisis in 1998, imported goods became scarce as suppliers often chose to keep their stocks in anticipation of further deterioration of the Indonesian Rupiah.

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

As of the date of this report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa2 (Stable)” by Moody’s, “BBB (Stable)” by Standard & Poor’s and “BBB (Stable)” by Fitch Ratings. Indonesia’s short-term foreign currency debt is rated “A-2” by Standard & Poor’s and “F2” by Fitch Ratings.

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

Indonesian Law No.25 of 1999 regarding Fiscal Decentralization and Law No.22 of 1999 regarding Regional Autonomy were passed by the Indonesian parliament in 1999 and further implemented by Government Regulation No.38 of 2007. Law No.22 of 1999 has been revoked by and replaced by the provisions on regional autonomy of Law No.32 of 2004 as amended by Law No.8 of 2005 and Law No.12 of 2008. Law No.32 of 2004 and its amendments were revoked and replaced by Law No.23 of 2014 regarding Regional Autonomy as amended lastly by GR 2/2022. Law No.25 of 1999 has been revoked and replaced by Law No.33 of 2004 regarding the Fiscal Balance between the Central and the Regional Governments, which has been revoked and replaced by Law No. 1 of 2022 regarding Fiscal Relation between Central and Regional Governments. Currently, there is uncertainty in respect of the balance between the local and the central governments and the procedures for renewing licenses and approvals and monitoring compliance with environmental regulations. In addition, some local authorities have sought to levy additional taxes or obtain other contributions. There can be no assurance that a balance between local governments and the central government will be effectively established or that our business, financial condition, results of operations and prospects will not be adversely affected by dual compliance obligations and further uncertainty as to legal authority to levy taxes or promulgate other regulations affecting our business.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2022 taxable year, and we do not expect to become a PFIC in any future taxable year. However, no assurance can be given that the U.S. Internal Revenue Service (or IRS) or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

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

Risks Related to Our Ordinary Shares

Our 2022 financing with L1 Capital Global Opportunities Master Fund, Ltd. (“L1 Capital”) could cause dilution and pressure on the public price of our ordinary shares as the outstanding warrants can be exercised at discounted price to market.

Any exercise by L1 Capital of the warrants that were issued to them in connection with our January 2022 financing will cause dilution to shareholders since it is likely that those warrants will only be exercise at a discount to the prevailing market price. Moreover, the ordinary shares underlying the L1 Capital warrants have been registered for resale pursuant to a Registration Statement on Form F-1 filed with the SEC on March 9, 2022, as amended (the “L1 Registration Statement”), effective June 1, 2022. After the L1 Registration Statement was declared effective, L1 Capital commenced sales of such shares in the public market. Any future such sales could cause pressure on the public price of our ordinary shares and could force such price downwards, perhaps significantly. During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the convertible notes were converted into ordinary shares at $6.00 per share at L1 Capital’s election and 325,000 of the total 767,240 warrants were exercised.

The rights afforded to L1 Capital under our convertible note and warrant financing with them could discourage investment in our company from third parties.

Under our January 2022 (as amended in March 2022) financing agreements with L1 Capital, L1 Capital has been afforded certain rights which could discourage third parties from investing in our company based on the perceived preferred position and rights of L1 Capital. These rights include:

●	Our indebtedness to L1 Capital is required to be outstanding until repaid the senior debt obligation of our company ($100,000 of such indebtedness remains outstanding);

●	While our indebtedness to L1 Capital is outstanding, if we issue any debt, including any subordinated debt or convertible debt, then L1 Capital will have the option to cause us to immediately utilize 30% of the aggregate proceeds of such issuance to repay the note to L1 Capital. In addition, if we issue any equity interests for cash as part of a financing transaction (other than in connection with an “at the market” funding program), then L1 Capital will have the option to cause us to direct 30% of such proceeds from such issuance to repay the L1 Capital note;

●	While our indebtedness to L1 Capital is outstanding, we shall not (without the prior written consent of L1 Capital): (i) enter into any financing transactions that qualify as “variable rate transactions” until thirty (30) days after such time as the L1 Capital note has been repaid in full and/or has been fully converted into ordinary shares or (ii) utilize any “at the market” offering program in respect of our ordinary shares in the thirty (30) day period following any date that we have made payments under the L1 Capital note in the form of ordinary shares; and

●	While our indebtedness to L1 Capital is outstanding, we shall not (without the prior written consent of L1 Capital): (i) authorize the amendment of any outstanding note, option, warrant, or other derivative security convertible, exercisable or exchangeable for ordinary shares to reduce the conversion, exercise or exchange price of any such security or (ii) grant a replacement note, option, warrant or other derivative security convertible, exercisable or exchangeable for ordinary shares for the purpose of reducing the conversion, exercise or exchange price of any such security being replaced; and

●	If we enter into a definitive agreement with respect to a change of control of our company, L1 Capital shall have the right to require our company to prepay the L1 Capital note with a five percent (5%) payment premium.

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

Maderic Holding Limited, an entity controlled by our Chairman Wirawan Jusuf (or Maderic), owns and exercises voting and investment control of approximately 51.49% of our ordinary shares as of the date of this report. As a result of this concentration of share ownership, investors may be prevented from affecting matters involving our company, including:

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

We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2022. If we fail to remediate this weakness or otherwise develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We have identified a “material weakness” in our internal control over financial reporting for the year ended December 31, 2022. As defined in the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2022 and 2021, a material weakness that have been identified in our internal control over financial reporting as of such dates related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weakness identified. As a result of the material weakness, our management has concluded that as of December 31, 2022, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and that the required disclosure is made within the time period specified in the rules and forms of the SEC. We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in this report. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Other future issuances and sales of additional ordinary shares could cause dilution of ownership interests and adversely affect our share price.

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

As of April 26, 2023, we had 10,142,694 ordinary shares outstanding, 5,434,402 of which were held by our officers, directors and affiliates. In addition, 200,000 ordinary shares are subject to outstanding options granted under certain stock option agreements entered into with our management team. All of the ordinary shares held by affiliates (notably Maderic, which is controlled by our Chairman) are restricted or control securities under Rule 144 promulgated under the Securities Act. Our affiliates may, subject to compliance with applicable law, choose to sell ordinary shares held by them. Sales of these ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

Moreover, under our convertible note financing with L1 Capital, L1 Capital has the right to convert principal under such note at $6.00 per share. During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the convertible notes has been converted into ordinary shares, which was substantially lower than the prevailing market price of our ordinary shares. Further, monthly installment payments of the L1 Capital note was deferred, but should we elect to make such payments in the form of ordinary shares, such shares will be priced at (and the number of shares to be issued will be determined based upon) the lesser (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the ordinary shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date, with a floor price of $1.20 per share (which floor price may be waived by us, but not L1 Capital, under certain circumstances). Any payments of the L1 Capital note in ordinary shares could therefore require us to issue L1 Capital ordinary shares, which could be sold into the market, which could have an adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities. L1 Capital also holds the ordinary share purchase warrants, which are currently exercisable at $6.00 per share. During the year ended December 31, 2022, 325,000 of the total 767,240 warrants was exercised. Upon exercise of such warrants, sales of the underlying ordinary shares could also have a material adverse effect on the price of the ordinary shares.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

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

Indonesia’s Oil and Gas Industry and Economic Information

The largest economy in Southeast Asia, Indonesia (located between the Indian and Pacific oceans and bordered by Malaysia, Singapore, East Timor and Papua New Guinea) has charted impressive economic growth since overcoming the Asian financial crisis of the late 1990s. According to the Word Bank, Indonesia experienced strong growth of 5.2 percent in 2022 according to the International Monetary Fund as a result of the post-COVID-19 reopening of the economy and rises in commodity prices, with growth expected to be maintained on average at 4.9 percent over the medium term between 2023 and 2025. Indonesia has the world’s 7th largest economy, is a member of the G-20 and is the world’s fourth most populous nation with an estimated 2023 population of over 279 million according to the Central Intelligence Agency’s World Factbook. Indonesia also has a prominent presence in other commodities markets such as thermal coal, copper, gold and tin, with Indonesia being the world’s second largest tin producer and largest tin exporter, as well as in the agriculture industry as a producer of rice, palm oil, coffee, medicinal plants, spices and rubber according to the Indonesia Commodity & Derivatives Exchange and the World Factbook.

The Indonesian oil and gas industry is among the oldest in the world. Indonesia has been active in the oil and gas sector for over 130 years after its first oil discovery in North Sumatra in 1885. The major international energy companies began their significant exploration and development operations in the mid-20th century. According to the Special Taskforce for Upstream Oil and Gas Business Activities (SKK Migas - Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi) Annual Report 2021, Indonesia held proven oil reserves of 2.36 billion barrels at the end of 2021. According to its public filings, Chevron has been very active in Indonesia for over 50 years. Chevron has produced a very large amount of oil — 12 billion barrels — over this period with billions of those barrels having been produced in Sumatra (the location of our Kruh Block, as described below. The following map shows the area in which international major companies operate within Indonesia:

The following map shows the area in which international major companies operate within Indonesia:

Source: Indonesia Energy Corporation Limited

Indonesia’s early entry into the energy industry helped the country become a global pioneer in developing a legal, commercial and financial framework to support a very stable, growing industry that encouraged the hundreds of billions of dollars made in investment. The Indonesian energy industry was the model of the global industry, having been the founder of the model form of PSC which is still used around the world as a preferred contract form; and this is the form of contract under which we operate our Citarum Block, as described below.

Indonesia’s oil and gas sector is governed by Law No. 22 of 2001 regarding Oil and Gas (November 22, 2001) as amended by GR 2/2022 (or the Oil and Gas Law). The Government retains mineral rights throughout Indonesian territory and the government controls the state mining authority. The oil and gas sector is comprised of upstream (namely exploration and production) and downstream activities (namely refining and processing), which are separately regulated and organized. The upstream sector is managed and supervised by SKK Migas. Private companies earn the right to explore and exploit oil and gas resources by entering into cooperation contracts, mainly based upon a production sharing scheme, with the government through SKK Migas, thus acting as a contractor to SKK Migas. One entity can hold only one PSC, and a PSC is normally granted for 30 years, typically comprising six plus four years of exploration and 20 years of exploitation.

The oil and gas industry, however, both in Indonesia and globally, has experienced significant volatility in the last four years. Global geopolitical and economic considerations play a significant role in driving the sensitivity of oil prices. From its peak in mid-2014 (US$105.72 per barrel), the Indonesia Crude Price (the “ICP”) for the type of crude oil we produce collapsed to an average price of US$37.58 per barrel for the year ended December 31, 2020 due to COVID-19 but rose again to reach a yearly average price of US$96.94 per barrel in 2022, 45% higher than 2021 yearly average price of US$67.02 per barrel. According to the International Energy Agency (“IEA”) February 2023 Oil Market Report, following a modest year-on-year contraction in the fourth quarter of 2022, global oil demand is set to rise by 2 mb/d in 2023 to 101.9 mb/d, and based on IEA data, Forbes stated that the consumption is expected to keep growing for the next 15 years and beyond. Since its bottom in April 2020, ICP has showed an upward trend and increased to $72.62 in December 2021. The ICP continues its upward trend to $119.36 in June 2022. Although oil prices have relatively declined since its peak in the first half of 2022 to $76.43 in December 2022, $78.40 in January 2023 and $78.63 in February 2023, we believe oil prices are likely to be volatile in 2023 and potentially longer due to rising interest rates and inflation, the ongoing Russia-Ukraine conflict, high demand for oil in China and India, the actions taken by oil-related intergovernmental organizations such as OPEC to effect the supply and price of oil, and the recovery of the global economy after the COVID-19 pandemic.

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

According to the Directorate General of Oil and Gas (“DGOG”), in 2022, investment of US$12.33 billion has been realized in upstream activities in Indonesia. The SKK Migas Annual Report recorded that at the end of 2022, Indonesia had a total of 173 Contract Areas, comprising 94 Contract Areas in exploitation stage and the remaining 79 in the exploration stage. SKK Migas also reported that total investment in 2021 was US$ 10.9 billion. If compared to 2020, investment in 2021 increased by 4% due to a more manageable COVID-19 environment and rising oil prices. In order to boost oil and gas investment and production, the Government changed the PSC system in March 2018 from cost recovery to gross split, and further revoked 18 regulations and 23 requirements for certifications, recommendations and permits, each in an attempt to reduce duplication in certification, shorten bureaucracy and simplify the regulatory regime. The gross split scheme allocates oil and gas production to contracting parties based on gross production, whereas in cost recovery, oil and gas production was shared between the government and contractors after deducting the production costs. The government remains keen to attract more foreign investment into the domestic oil and gas industry due to insufficient production against rising demand.

To further improve the oil and gas investment and to reverse the current trend in production, in 2021, the Government offered a stimulus package which provides fiscal incentives for the upstream oil production sector including, among others, an exemption to allow PSC contractors to offer discounts to buyers (known as “offtakers”) who agree to buy all or a portion of the future production for the oil quantities taken in excess of the offtakers’ “take or pay” arrangement (under which an offtaker takes an agreed-upon amount of oil on a certain date or pays a set fee if it does not) and a reduction of up to 100% of indirect taxes. Additionally, the Government also provided contractors with the flexibility to choose between the cost recovery PSC and the gross split PSC, discontinued the previous requirement of mandatory relinquishment by the third contract year, granted access to data in the Migas Data Repository and offered additional tax incentives to contractors.

According to the BP 2022 Report, Indonesia’s oil consumption in 2021 reached 1.47 million barrels per day, 47% of which was met by domestic production. The MEMR specified that Indonesia exported 43.77 million barrels of oil and imported 104.40 million barrels of oil in 2021. SKK Migas recorded Thailand and Malaysia as the top two countries Indonesia exported oil and condensate to in 2021, respectively at 18.65 million barrels and 7.03 million barrels.

Further, we believe that Indonesia’s expanding economy, in combination with the government’s intention to lower reliance on coal as a source for energy supply in industries, power generation and transportation, will cause Indonesian domestic demand for gas to rise in the future. Indonesia’s power infrastructure needs substantial investment if it is not to inhibit Indonesia’s economic growth. According to the MEMR 2021 Report, generating capacity at the end of 2021 was standing at around 74.5 gigawatts or an increase of 2.4% compared to 72.8 gigawatts generating capacity in 2020. According to the 2017 Indonesian General National Energy Plan, the Government has targeted an increase in power generation capacity to 190 gigawatts in 2030 and 443 gigawatts in 2050 to keep up with the electricity demand from Indonesia’s growing middle class population and its manufacturing sector. The Indonesian Secretariat General of National Energy Council has reported that Indonesia’s gas demand is estimated to rise from 1.67 TCF in 2015 to 2.45 TCF in 2025 with the bulk of demand originating from Java and Bali, particularly for power stations and fertilizer plants.

According to Indonesia Energy Outlook 2021, a report published by the Indonesian Agency for the Assessment and Application of Technology, from 2019 to 2050, Indonesia’s total energy demand is expected to grow at an average rate of 3.5% per year, and industrial sector energy demand average growth rate is expected at 3.9% per year. For 2018 to 2050, natural gas demand average growth rate is estimated at 3.8% per year, and total electricity demand is expected to increase 630% by 2050, with 24% of it will be generated by gas.

In terms of gas distribution, Indonesia still lacks an extensive gas pipeline network because the major gas reserves are located away from the demand centers due to the particular territorial composition of the archipelagic state of Indonesia. Indonesian gas pipeline networks have been developed based on business projects; thus, they are composed of a number of fragmented systems. The developed gas networks are located mostly near consumer centers. Total gas transmission and distribution pipeline infrastructure in 2021 was 19.045,78 km which is 21.12% higher compared to 2020 with an additional of 3,320.72 km pipeline length. By 2024 Indonesia is expected to have a total of 17,300 km of gas pipeline network according to Oil and Gas Downstream Regulatory Agency (BPH MIGAS) 2021 Performance Report.

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

Kruh Block

We acquired rights to the Kruh Block in 2014 and started its operations in November 2014 through our Indonesian subsidiary PT Green World Nusantara (or GWN). Kruh Block operated under a Technical Assistance Contract (or TAC) with Pertamina, until May 2020 and the operatorship of Kruh Block shall continue as a Joint Operation Partnership (or KSO) from May 2020 until May 2030. This block covers an area of 258 km2 (63,753 acres) and is located 16 miles northwest of Pendopo, Pali, South Sumatra. This block produced an average of about 6,044 barrels of oil per month in 2020, about 5,053 barrels oil per month in 2021, and about 5206 barrels oil per month in 2022. Out of the total eight proved and potentially oil bearing structures in the block, three structures (North Kruh, Kruh and West Kruh fields) have combined proved developed and undeveloped gross crude oil reserves of 2.06 million barrels (net crude oil proved reserves of 1.18 million barrels) and probable undeveloped gross crude oil reserves of 2.44 million barrels as of December 31, 2022 determined on a May 2030 contract expiration date. Due to the production in 2022 and late start of development drilling program caused by the Government permitting process and the COVID-19 pandemic, the proved reserves is likely to decrease in 2023 while the probable reserves may increase based on the technical evaluation. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. While proved undeveloped reserves include locations directly offsetting development spacing areas, probable reserves are locations directly offsetting proved reserves areas and where data control or interpretations of available data are less certain. There should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. The estimate of probable reserves is more uncertain than proved reserves and has not been adjusted for risk due to the uncertainty. Therefore, estimates of proved and probable reserves may not be comparable with each other and should not be summed arithmetically.

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

On May 22, 2020, we commenced the continuation of our operatorship of Kruh Block under a KSO contract that has a term until May 2030. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between both contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per bbl multiplying non-shareable oil (NSO). Also, similar to the TAC contract, under the KSO terms, we have committed to a 3 years’ work program to drill additional wells and perform exploration activities such as 2D and 3D seismic within the Kruh Block. If we fail to fulfill our obligations, including the performance of the work program commitment, Pertamina will have the right to terminate our KSO contract and our bank guarantee shall be deemed forfeited. As of December 2022, we have fulfilled the obligation of drilling commitment specified in the KSO contract.

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Government permitting process and COVID-19-related delays experienced during 2021 and 2022, our overall drilling program for Kruh Block has similarly been somewhat delayed. We continue to carry on with our plan on drilling 18 new wells at Kruh Block by the end of 2026, four of which have already been completed as of the date of this report.

We commenced the drilling of a well named “K-25” at Kruh Block on April 21, 2021 and another well named “K-26” at Kruh Block on August 22, 2021. As a result of our successful drilling program at K-26, our production rate increased by over 50% from approximately 160 barrels of oil per day during the first 10 months of 2021 to approximately 245 barrels of oil per day as of late December 2021. On April 7, 2022, we spudded the K-27 well and reached the total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was conducted at the K-27 well. The well is currently producing 38 BOPD. The fourth of the 18 new well program, K-28, was spudded on June 22, 2022 and reached the total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the K-28 well at 1,230 feet on September 4, 2022 and the K-28ST well, the side-tracked portion of the K-28 well, reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. We plan to complete the testing of K-28ST well in the first half of 2023.

When we acquired the Kruh Block in 2014, it had seven producing wells in 2014 and produced 200 barrels of oil per day (BOPD) with an average cost of production per barrel of US$60.25, while 90% of the production relied on only one well, K-20.

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

With this target in mind, following execution of Kruh TAC we started to collect data through a passive seismic survey in 80 locations and by reactivating an old well (K-19) to obtain additional geological information. After seismic data re-interpretation and modelling, we initiated our drilling campaign for 2 wells, K-21 and K-22.

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

Since 2014, we have increased the gross production from 250 BOPD (gross) in early 2014 and reached a peak of 400 BOPD in 2018, which we achieved by the drilling of three new wells and upgrade of the production facilities. Our production is our primary source of revenue. At a per barrel crude price of US$61.89 (historical 12-month average price calculated as the average ICP for each month in 2019) and a production of 7,582 barrels of oil per month, we were able to generate approximately US$470,000 per month of gross revenue from Kruh. We intend to gradually increase production on the block over the next few years, with an anticipated nominal amount of additional capital expenditure required.

During 2019, Kruh Block produced an average of about 7,582 barrels per month (gross). This represented an average of 26.9% decline from the 4 producing wells. The two major producing wells K-22 and K-23 wells, however, only declined at 14.9% rate. During the period of December 2014 to December 2019, we have produced a total of 497,398 barrels of oil from the Kruh structure.

During 2020, Kruh Block produced an average of about 6,044 barrels per month (gross), slightly less than in 2019 due to an anticipated decline of 20.3%. For the year ended December 31, 2020, we have produced a total of 72,524 barrels of oil from the Kruh structure.

During 2021, Kruh Block produced an average of about 5,053 barrels per month (gross), which is less than in 2020 due to further anticipated decline of 16.4%. For the year ended December 31, 2021, we have produced a total of 60,637 barrels of oil from the Kruh structure.

During 2022, we discovered two back-to-back discovery wells, K-27 and K-28 wells, at our 63,000-acre Kruh Block. The fourth well K-28 is still waiting for final flow test and we expect K-28 will be put into production in second half of 2023. For the year ended December 31, 2022, we have produced a total of 62,466 barrels of oil from the Kruh structure.

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

In October 2017, we formally started negotiations with Pertamina to obtain an extension for the operatorship of the Kruh Block after the expiry of our term in May 2020 through a KSO contract with Pertamina. Through a performance appraisal, we successfully qualified to continue the operatorship of Kruh Block. In October 2018, Pertamina has sent us the Direct Offering Invitation of Kruh Block attached with the contract draft for 10 years continuing operatorship period. In July 2019, we received the award from Pertamina to operate the Kruh Block for an additional 10 years under an extended KSO. The KSO contract was signed on July 26, 2019. Thus, the reserve estimation and economic models assumptions, as of December 31, 2019 and 2018, consider that we have the operatorship of the Kruh Block until May 2030, as evidence indicates that renewal is reasonably certain, based on SEC Regulation S-X §210.4-10(a)(22) that defines proved oil and gas reserves. In December 2022, we started our negotiations with Pertamina for a five year extension of our contract for Kruh Block. Instead of the current May 2030 expiration of this contract, this extension would move the expiration date to May 2035. This extension would effectively give us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. As of the date of this report, the discussion is still ongoing.

As of December 31, 2022 and 2021, considering the operatorship of Kruh Block ending in May 2030, net proved reserves have a net ratio of approximately 57.56% and 46.65% of total reserves, respectively.      This net ratio calculation is based on our revenue entitlement, taking into consideration the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period. As of December 31, 2017, with the Kruh Block operatorship ending in May 2020, the unrecovered expenditures on TAC operations of $20,258,361 would remain unrecovered up to the end of the TAC, hence our entitlement to 74.37% of the revenue from the sales of the crude oil produced until the expiry of the TAC in May 2020 (65% of the proceeds from the sale of the crude oil produced as cost recovery plus 26.7857% profit sharing portion of the remaining 35% of the proceeds from the sale of the crude oil), which results in a net proved reserves ratio of 74.37% of total reserves at that point in time. In contrast, as of December 31, 2018, with an assumed extension of the Kruh Block operatorship to May 2030 and with the cost recovery balance reset to zero in May 2020, we estimated that we would be entitled to approximately 42.72% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block until May 2030, considering the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period, resulting on a net proved reserves ratio of 42.72% of total reserves.

Following the confirmation of the Kruh Block extension, our board of directors approved a development plan for a drilling program of 14 Proved Undeveloped Reserves (or PUD) wells at Kruh Block, according to the schedule we estimate below:

	Unit\Year	2024	2025	2026	Total
Planned PUD wells	Gross well	4	6	4	14
Future wells costs (1)	US$	6,000,000	9,000,000	6,000,000	21,000,000
Costs already paid	US$	-	-	-	-
Total gross PUD added	Bbls	528,472	725,694	431,165	1,685,331
Total net PUD added	Bbls	304,1754	417,691690	248,168	970,033

(1)	Future wells costs are the estimated capital expenditures associated with the estimated new wells costs and do not include other capital expenditures such as production facilities.

We commenced new drilling operations in Kruh Block in March 2021, and new drilling of 4 wells were completed in 2021 and 2022. The fourth well, K-28, is still waiting for final flow test. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process.

In December 2022, we announced that in order to maximize the potential of Kruh Block after several encouraging new oil discoveries made during 2021 and 2022, our plan is to conduct significant new seismic operations across the entire Kruh Block. We believe that this new work, together with what has been learned from recent oil and gas discoveries, will greatly assist us in ascertaining the best locations conduct, conducting a continuous drilling campaign at Kruh Block that will look to develop not only the one oil formation currently being targeted, but to look to develop what appears to be at least three additional oil formations that may contain significant commercial quantities of oil and natural gas. Completion and full interpretation of this seismic operations will take approximately 12 months, after which we plan to re-start our continuous drilling campaign at Kruh Block. We continue to plan on drilling a total of 18 new wells at Kruh Block by the end of 2026, four of which have already been completed as of the date of this report. We expect to finance these drilling plans through short-term and long-term borrowings from third parties or related parties as well as our financing with L1 Capital. After the Kruh Block seismic acquisition, processing and interpretation program in 2023, we expect to resume drilling in 2024 with the goal of drilling 14 additional wells and significantly increasing our production rate.

For Proved Developed (or PDP) reserves, we produced 60,637 bbls and 62,466 bbls for the years ended December 2021 and 2022, respectively. The natural reservoir energy decline and delay in drilling new wells due to COVID19 pandemic slowed down the production rate increase after drilling program.

The gross oil reserves were reduced from 3,253,617 bbls as of December 31, 2021 to 2,056,407 bbls as of December 31, 2022 mostly due to the production, rescheduling of our drilling plan. As of December 31, 2022, the net reserves were estimated as 1,183,615 bbls using a per barrel crude price of US$96.94 (historical 12-month average price calculated as the average ICP for each month in 2022). In a “cost recovery” system such as the Kruh KSO contract, the production share and net reserves entitlement to our company increases in periods of lower oil prices (57.56% net share for ICP, US$96.94 in year 2022) and decreases in periods of higher oil prices (46.65% net share for ICP, US$67.02 in year 2021). This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the KSO economic models.

The table below summarizes the gross and net crude oil proved reserves as of December 31, 2022 in Kruh Block:

	Crude Oil Proved Reserves at Kruh Block
Gross Crude Oil Reserves
Gross Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	371,076
Gross Crude Oil Proved Undeveloped Reserves (PUD)		1,685,331
Total Gross Crude Oil Reserves	Bbl	2,056,407

Net Crude Oil Reserves
Net Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	213,582
Net Crude Oil Proved Undeveloped Reserves (PUD)		970,033
Total Net Crude Oil Reserves	Bbl	1,183,615

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

Net reserves were estimated using a per barrel crude price of US$96.94 (historical 12-month average price calculated as the average ICP for each month in 2022). In a “cost recovery” system, such as the TAC or KSO, in which Kruh Block operates or will operate, the production share and net reserves entitlement to our company reduces in periods of higher oil price and increases in periods of lower oil price. This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the TAC and KSO economic models.

As of December 31, 2022, Kruh Block had 6 oil producing wells (K-20, K-22, K-23, K-25, K-26 and K-27 in Kruh field) covering 47 acres. K-21 well is temporarily shut-in and K-28 is waiting for testing and completion. There were 14 proved undeveloped oil locations in Kruh (3), North Kruh (6) and West Kruh (5) field covering 218 acres. In the Kruh, North Kruh and West Kruh fields, there are additional 7, 5 and 5 probable locations respectively covering 270 acres. See details on table below.

PDP, PUD and Probable Locations and Acreage for the Kruh Block as of December 31, 2022
Reserves Category	Kruh Field		North Kruh Field		West Kruh Field		Total
	Locations	Acreage	Locations	Acreage	Locations	Acreage	Locations	Acreage
Proved Dev Producing (PDP)	8	47	-	-	-	-	8	47
Proved Undeveloped (PUD)	3	17	6	106	5	95	14	218
Total Proved	11	64	6	106	5	95	22	265
Probable	7	36	5	102	5	132	17	270
Total Proved & Probable	18	100	11	208	10	227	39	535

The following table summarizes the gross and net developed and undeveloped acreage of Kruh Block based on our TAC and KSO terms, as well as our economic model as of December 31, 2022:

Gross and Net Developed and Undeveloped Acreage of Kruh Block as of December 31, 2022
	Developed Acreage		Undeveloped Acreage		Total Acreage
Kruh Block	Gross	Net	Gross	Net	Gross	Net
Kruh Field	130	75	17	10	147	85
North Kruh Field	51	29	106	61	157	90
West Kruh Field	9	5	95	55	104	60
Other	-	-	63,345	36,460	63,345	36,460
Total	190	109	63,563	36,586	63,753	36,695

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

In July 2018, a PSC was signed with respect to Citarum between MEMR and two of our wholly-owned subsidiaries, PT Cogen Nusantara Energi (or CNE) and PT Hutama Wiranusa Energi (or HWE), marking the official commencement of our 30 years operatorship term for the Citarum Block.

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

The upcoming exploration program for Citarum will begin with the 8 prospects with the lowest risk (38%-48%), 5 in the Jonggol region and 3 in the Purwakarta region, out of the 28 exploration prospects previously identified and evaluated by the Joint Study. According to data published by SKK Migas, from 2012 to 2021, there were a total of 420 exploration wells drilled in Indonesia and 269 out of the 420 resulted in an oil and gas discovery. The most recent complete data is shown in the table below.

Description \ Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
Total Exploration Wells	96	75	64	33	33	15	22	26	28	28	420
Total Discovery Wells	65	53	47	27	23	10	13	8	12	11	269
Success Ratio	68%	71%	73%	82%	70%	67%	59%	31%	43%	39%	64%
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

In 2022, further technical work in the Citarum Block was conducted to evaluate the additional 9 prospects and 9 exploration leads (T series prospects and leads on the maps below) identified in 2020. The 28 prospects identified in 2019 (J and P series prospects) remain to be the primary prospects for further evaluation by the upcoming new seismic data. The acreage of primary prospects, potential reservoir thickness and net reservoir volume remain no change at this time.

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

In 2021 and 2022, we continued to evaluate the resource size and risk for the prospects. Design of the 2D seismic acquisition and processing program is underway and our application for the requisite environmental permit for the seismic acquisition program is in progress as of the date of this report. The 2D seismic program will be used to further evaluate the prospects before we begin the drilling program.

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

Thus, pursuant to our Citarum PSC contract, once Citarum commences production, we are entitled to at least 65% of the natural gas produced, calculated as 48% from the Base Split plus a Variable Component of 5% from the first Plan of Development (POD I) in Citarum, a Variable Component of 2% from the use of Local Content, as the oil and gas onshore services are mostly closed or restricted for foreign companies (as described below under “—Legal Framework for the Oil and Gas Industry in Indonesia), and a 10% increase for the first 180 BSCF produced or 30 million barrels of oil equivalent which according to our economic model, the cumulative production of 180 BSCF will only be achieved in 2029 based on an aggressive exploration and development program or in 2033 based on a conservative program.

The following table summarizes the gross and net developed and undeveloped acreage of Citarum Block based on our PSC terms and economic model as of December 31, 2022:

Gross and Net Developed and Undeveloped Acreage of Citarum Block as of December 31, 2022
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

Due to the high level of COVID19 cases from late 2020 till mid 2022, populated areas such as Jakarta and Java have enforced the lockdown policy which restricted practically all work activities to home-based. Travelling and mobilization of goods between cities and towns were restricted. In view of this situation, SKKMIGAS has given extension until 2023 of seismic acquisition project and G&G studies in the Citarum Block. Discussions of partial relinquishment of the block have also been postponed due to the COVID19 situation.

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

Our Competitive Strengths

We believe we have the following competitive strengths:

●	Experienced management.

◌	Our management and technical team are comprised of some of the brightest and most passionate people in the industry, including with expertise in exploration technology.

◌	Our professional team consistently adopts innovative concepts and technologies to reduce risks in exploring oil and gas, and continually looks for better ways to effectively manage our exploration and production operations.

◌	Our management team members (Chief Executive Officer, Chief Operating Officer, Chief Business Development Officer and General Manager) collectively have many years of experience in petroleum exploration, development and production operations. Together they have successfully operated more than 17 oil and gas blocks and found and developed more than 10 oil and gas fields over the last 16 years. Our management team located in the United States consists of our President and Chief Financial Officer. Our President brings 43 years of public energy company experience and was the founder of two energy companies that are or were listed on the NYSE American. Our Chief Financial Officer brings 40 years of financial business experience, mostly as either a chief financial officer or controller, including over 18 years working in public companies.

◌	Our top management team members have certification in “Kepala Teknik Tambang” from the Indonesian government, qualifying them for the implementation and compliance of occupational safety and health legislation in mining and petroleum operations. We are fully committed to conducting our operations according to the best industry practices to ensure the health, safety and security of all our stakeholders as well as the protection of the environment and surrounding communities.

●	Established relationships. Through our management team’s experience in operating blocks in Indonesia, we have established close relationships with central and local governments, service providers and other petroleum companies in Indonesia. The excellent relationship between management members and government agencies provides us extraordinary opportunities of accessing low risk and high potential blocks. In addition, our U.S. management team likewise has established relationships with key participants in the U.S. capital and energy markets that we believe will be an asset to us as a U.S.-listed public company.

●	Significant network. Our company has built solid alliances and a vast knowledge network within the Indonesian oil and gas industry, which gives us the ability to execute complex projects and traverse Indonesian regulatory and institutional risk.

●	Niche market. We look to acquire the rights to operate small to “medium sized blocks” onshore that are most likely overseen by the larger competitors. Being an independent and efficient oil and gas company in Indonesia, we have the flexibility and speed necessary to seize opportunities as they arise.

●	Strategically located assets. Our company has a proven track record in acquiring assets located close to major infrastructure and populous cities. We believe that being strategically located to major infrastructure will enable higher margins as we scale our business.

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

K-23 Well
K-22 Well
K-25 Well
K-26 Well
K-20 Well
178 Bbl
178 Bbl
260 Bbl
260 Bbl
220 Bbl
220 Bbl
MINI STATION
@K20
0.3 Km
0.3 Km
0.3 Km
0.3 Km
Thermal Oil
Heater
220 Bbl Tank
3 Km
: Storage Tank
: Pump
: Pipe Line
: Trucking
"SP4 – JIRAK"
GATHERING STATION
150 Bbl
Green World Nusantara
2 Km
Pertamina
SALES POINT
"KM3 PLAJU" REFINERY
DELIVERY POINT
"SPU2 – JIRAK"
MAIN GATHERING STATION
OTHER'S FIELD
PRODUCTION
800 Bbl
43 Km
11 Km
"SERDANG" BOOSTER
"P3 PANGABUAN"
MAIN CRUDE OIL STORAGE
"TALANG AKAR"
BOOSTER
41 Km
5 Km

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

MEMR Regulation No. 35 of 2021 on Procedures of Determining and Bidding Oil and Gas Working Areas (or MEMR Regulation 35/2021) regulates the awards of work areas, which may be granted on the basis of either a competitive tender process or a direct offer. The Director General of the DGOG may put a working area out to tender and invite bids for an interest in the area after considering the opinion and inputs of SKK Migas. Direct offers shall be performed based on a contractor’s written proposal for a working area that has not been reserved for the bidding process; if the Director General of the DGOG approves such proposal, the contractor must conduct a survey together with the DGOG to locate potential oil and gas fields (which we refer to as a Joint Study).

Joint Study Agreement

Pursuant to MEMR Regulation 35/2021, where an area has not already been reserved for the bidding process, a contractor may bid for such working area directly by providing the Director General of the DGOG with a written proposal. If the Director General approves the proposal, the contractor must conduct a Joint Study of the proposed area with the DGOG or any other party appointed by the DGOG. The Joint Study is conducted for the purposes of upgrading the data quality of geological and geophysical work such as field surveys, magnetic surveys, or the reprocessing of existing seismic lines, and is conducted over an eight-month period with a single possible extension of up to four months. Contractors are required to deliver a performance bond in the amount of US$500,000 from a well-known bank during the Joint Study, to be submitted 14 days from the date the Director General approves the direct offer; to bear all the costs, which generally range from US$500,000 to US$700,000, and risks in implementing the Joint Study; and to maintain the confidentiality of data used and produced in the Joint Study. Upon completion of the Joint Study, the Director General may choose to announce a bidding process for the working area, in which case the contractors who conducted the Joint Study will have the right to change their offer (right to match) in the bidding process if the other bidders give higher offers, but otherwise receive no preferential treatment.

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

S

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

Environmental Regulations

Indonesian law requires companies whose operations have a significant environmental or social impact to create and maintain one of two documents. Where a company’s operations meet or exceed a specified threshold, that company must obtain an Environmental Impact Assessment Report (Analisis Mengenai Dampak Lingkungan, or AMDAL). Minister of Environment and Forestry Regulation No. 4 of 2021 on List of Business Plan and/or Activities Requiring Environmental Impact Analysis, Environmental Management Efforts and Environmental Monitoring Efforts or Statements of Ability to Manage and Monitor the Environment requires companies whose operations involve the exploitation of oil and gas; and development of production facility, and whose operations meet the environmental or social impact threshold, to create and maintain an AMDAL. Where operations do not reach the threshold required for an AMDAL but still have an appreciable environmental or social impact, the company must prepare an Environmental Management Effort-Environmental Monitoring Effort (Upaya Pengelolaan Lingkungan Hidup dan Upaya Pemantauan Lingkungan Hidup, or UKL-UPL).

There are a number of other key obligations that companies involved in upstream oil and gas may be required to fulfill in order to monitor their environmental impact and ensure adequate resources are allocated to cleanup activities. GR 22/2021 requires business actors to submit reports detailing their disposal of wastewater and compliance with applicable regulations to the Environmental Information System, a newly established system to support environmental protection operations and management. Government Regulation No. 74 of 2001 on Management of Hazardous or Toxic Materials (Bahan Berbahaya dan Beracun) requires companies using or producing specified hazardous materials such as flammable, poisonous, or infectious waste to obtain a revocable permit in relation to their activities and subjects mining operations to controls on the disposal of such materials. Law No. 32 of 2009 on Environment as amended by GR 2/2022 requires the environmental license holder to create an environmental deposit fund for the restoration of the environment in a state-owned bank appointed by the MEF, Governor, Regent, or Mayor in accordance with their authority, who also has the authority to appoint a third party to conduct the restoration of the environment using the environmental deposit fund (this is to be detailed in an implementing regulation, which to date has not been issued). GR 35/2004 also requires contractors to allocate environmental deposit funds for the restoration of the environment after decommissioning, the amount of which is to be determined each year in conjunction with the budgets for operating costs and included in the work program and annual budget.

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

Contract Period

Law No. 13 of 2003 on Manpower, as amended by GR 2/2022 (or the Manpower Law), and Government Regulation No. 35 of 2021 on Temporary Employment Contract, Outsourcing, Working and Resting Time, and Termination of Employment Relationship (or GR 35/2021) stipulate that an employee can be hired under 2 schemes, either on a contract basis (temporary) or a permanent basis. For temporary employment contracts, the maximum period for the temporary employment contract is 5 years. Under the Manpower Law, temporary employment contracts are permitted only for works that are “temporary” in nature, such as seasonal works (e.g. crop harvesters) and project-based employments, such as construction works. Save for these types of works, workers are required to be employed on a permanent basis.

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

Outsourcing

Pursuant to the Regulation of the Minister of Manpower and Transmigration No. 19 of 2012 on Requirements for Assignment of Parts of the Works to be Performed by Other Companies (or MoMT 19/2012), in general, a company may outsource a third party to perform certain work if such work is not the core activity of the company’s business. MoMT 19/2012 provides for two types of outsourcing schemes, namely “labor supply” scheme or “sub contract” scheme.

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

Due to the enactment of the Omnibus Law, MOMT 19/2012 was revoked by Minister of Manpower Regulation No. 23 of 2021 and the restriction on the type of work that can be outsourced was abolished. Although GR 35/2021 includes certain provisions relating to outsourcing, it did not specifically limit the activities that can be outsourced to another company. The Omnibus Law however was later revoked by GR 2/2022 which re-introduced the restriction. GR 2/2022 stipulates that “certain work” that can be outsourced will be specified in an implementation regulation and as such, GR 35/2021 would likely need to be amended to reflect such changes. Until such amendments are enacted, the type of works that can be outsourced remain unclear.

Other Labor Compliance Obligations

Under Law No. 7 of 1981 on Mandatory Manpower Report, an employer is obligated to submit a mandatory manpower report consisting of among others the number of employees and the lowest to highest salary. In addition, the Manpower Law also requires a company that employs at least 10 employees to put in place a company regulation (or an employee handbook), which typically set forth general terms and conditions of employment such as number of leaves, procedure to take leave, working hours and disciplinary measure. Such company regulation must be registered with and ratified by the local manpower office. If there is a labor union in the company, the employer and the labor union may enter into a “collective labor agreement” which contents are often similar with the company regulation, and register the collective labor agreement with the local Manpower Office. If the employer and the labor union enter into a collective labor agreement, the preparation of company regulation by the company is not mandatory. We are not a party to any collective labor agreement.

History and Corporate Structure

We were incorporated on April 24, 2018 as a holding company for WJ Energy, which in turn owns our Indonesian holding and operating subsidiaries. We presently have one major shareholder, Maderic, which owns 51.49% of our issued and outstanding ordinary shares. Our Chairman and Chief Executive and certain of his family members own and control Maderic (see Item 7. Major Shareholders and Related Party Transactions).

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

As of April 25, 2023, Maderic owns 51.49% of our issued and outstanding shares, while HFO owns less than 5% of our issued and outstanding shares. As of April 25, 2023 we have 10,142,694 ordinary shares issued and outstanding.

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

2022 Developments

Drilling and Production at Kruh Block

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Government permitting process and COVID-19-related delays experienced during 2021 and 2022, our overall drilling program for Kruh Block has similarly been somewhat delayed. We continue to carry on with our plan on drilling 18 new wells at Kruh Block by the end of 2026, four of which have already been completed and put into production as of the date of this report.

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

We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022. The K-27 well reach a total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was conducted in the K-27 well. The well is currently producing 34 bopd. The fourth of the 18 wells program, K-28, was spudded on June 22, 2022 and reach the total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the well at 1,230 feet on September 4, 2022 and the K-28ST well reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. We plan to complete the testing of K-28ST well in the first half of 2023.

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

Within two (2) trading days of the declaration of effectiveness of the L1 Registration Statement filed on March 9, 2022, as amended, and subject to the satisfaction of certain conditions precedent, a second tranche of funding under the Note (the “Second Tranche”) shall be provided by L1 Capital in the principal amount of $2,000,000. Such principal amount, if funded, will be added to the principal amount of the Note, and L1 Capital will be entitled to receive an additional ordinary share purchase warrant (carrying the same terms as the Initial Warrant) (the “Second Warrant” and collectively with the Initial Warrant, the “Warrants”) to purchase up to 153,450 ordinary shares, if the full amount of the Second Tranche is funded, at an exercise price of $6.00 per share, subject to adjustment.

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

On May 16, 2022, we executed and delivered to L1 Capital a Second Amended and Restated Senior Convertible Promissory Note which amends and restates the SPA Amendment in its entirety (the “Second SPA Amendment”) to memorialize the following amendments to the terms of the financing transaction:

1. L1 Capital has agreed to fund the full New Second Tranche Amount of $5,000,000 (less a 6% original issuance discount) to the Company within two (2) trading days following the Company’s filing of a first amendment to the L1 Registration Statement (“L1 Amendment No. 1”), rather than following effectiveness of the L1 Registration Statement.

2. The market capitalization limitation and all other conditions within the control of the Investor to the funding of the New Second Tranche Amount have been removed.

3. L1 Capital agreed to defer the initial required monthly installment payment of the Note from May 21, 2022 until June 15, 2022.

As of the date of this report, $9,900,000 of the total $10,000,000 principal amount of the Notes has been converted into ordinary shares at $6.00 per share at L1 Capital’s election.

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

Our reserves estimate of 3 fields (Kruh, North Kruh and West Kruh) within the Kruh KSO block was based on two major sources: (i) an integrated study of geology, geophysics and reservoir including reserve evaluation of Kruh, North Kruh and West Kruh fields by LEMIGAS (a Government oil and gas research and development center responsible for exploration and production technology development and assessment of oil and gas fields) in 2005, and (ii) additional reservoir and production data since 2005, particularly from the addition of 8 new wells since 2013.

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

The table below shows the individual qualifications of our internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	45	12		33	23
Denny Radjawane	Geophysics	M.S.	32	12		20	15
Fransiska Sitinjak	Petroleum Engineering	M.S.	19	5	14		9
Yudhi Setiawan	Geology	B.S.	20	14	2	4	2
Oni Syahrial	Geology	B.S.	16	2		14	9
Juan Chandra	Geology	B.S.	17	2		15	10

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

Our Citarum PSC contract, valid until July 2048, is based on the “gross split” regime, in which the production of oil and gas is to be divided between the contractor and the Indonesian Government based on certain percentages in respect of (a) the crude oil production and (b) the natural gas production. Our share will be the Base Split share plus a Variable and Progressive component. Our Crude Oil Base Split share is 43% and our Natural Gas Base Split share is 48%. Our share percentage is determined based on both variable (such as carbon dioxide and hydrogen sulfide content) and progressive (such as crude oil and refined gas prices) components.

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

We currently generate revenue from Kruh Block and profit sharing from the sale of the crude oil under our new 10-year Joint Operation Partnership (or KSO) that commenced in May 2020 by Pertamina. Prior to May 2020, Kruh Block was operated under a TAC agreement. Under our KSO, we have the operatorship to, but not the ownership of, the extraction and production of oil from the designated oil deposit location in Indonesia until May 2030. During the operations, our company pays all expenditures and obligations incurred including but not limited to exploration, development, extraction, production, transportation, abandonment and site restoration. Under the TAC, revenue is recognized based on the prevailing ICP through GWN from the 65% (sixty-five percent) of monthly proceeds as monthly cost recovery entitlement plus 26.7857% (twenty six point seven eight five seven percent) of the remaining proceeds from the sale of the crude oil after monthly cost recovery entitlement as part of the profit sharing. For the KSO, with an 80% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by our company and the prevailing ICP published by the Government of Indonesia plus 80% of the operating cost per bbl multiplying Non-Shareable Oil (“NSO”). In addition, we are also entitled to an additional 23.5294% (twenty-three point five two nine four percent) of the remaining 20% of such sales proceeds as part of the profit sharing. The main differences between the two contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a NSO production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per bbl multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract will not be carried over to the KSO, meaning that the cost recovery balance was reset to nil with the commencement of the operatorship under the KSO in May 2020.

Our revenue and potential for profit depend mostly on the level of oil production in Kruh Block and the ICP that is correlated to international crude oil prices. Therefore, the biggest factor affecting our financial results in 2022 and 2021 was the volatility in the price of crude oil. For the year ended December 31, 2022, ICP increased to an average of $96.94 per Bbl., 44.64% higher when compared to the ICP average of $67.02 per Bbl. for the year ended December 31, 2021, which improved the financial performance of our company in 2022.

Since the commencement of operations in 2014 (then via our now subsidiary WJ Energy), the natural resources industry has gone through a dramatic change. The downturn in the price of crude oil during this period has impacted our results of operations, cash flows, capital and exploratory investment program and production outlook. A sustained lower price environment could result in the impairment or write-down of specific assets in future periods. During 2016, oil price crisis hit its bottom with an ICP of only $25.83 per Bbl. in the month of January. As a result of this low price, our operations went through a cost analysis procedure in order to determine the economic limit of each of our producing wells at Kruh by identifying their respective direct production cost. Accordingly, we closed a total of 6 wells that were producing less than 10 BOPD each that year. We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the drilling of the second well was commenced in August 2021. The reserve estimate was updated at the end of 2021. We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022 and reached a total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was performed in K-27 well. The well is currently producing 38 bopd. The fourth of the 18 wells program, K-28, was spudded on June 22, 2022 and reached a total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the well at 1,230 feet on September 4 and the K-28ST well reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. We plan to complete the testing of K-28ST well in the first half of 2023.

Key Components of Results of Operations

For the years ended December 31, 2022 and 2021

Financial and operating results for the year ended December 31, 2022 compared to the year ended December 31, 2021 are as follows:

●	Total oil production increased approximately 3.02%, from 60,637 Bbl. for the year ended December 31, 2021 to 62,466 Bbl. for the same period in 2022. Despite the natural decline of production due to reservoir energy decline, the production from new wells contributed to the production increase in 2022. The higher oil price in 2022, however, resulted in higher revenue and cost recovery entitlements for the year ended December 31, 2022 than for the same period in 2021. The production increase from the three new wells K-25, K-26 and K-27 was offset by the natural decline of the four existing wells. The Proved, Developed and Producing reserves (PDP) had increased from 311,211 bbls in 2021 to 371,076 bbls in 2022.

●	ICP increased 44.64% from an average price of $67.02 per Bbl. for the year ended December 31, 2021 to $96.94 per Bbl. for the same period in 2022. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2020, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price. In the first half of 2022, geopolitical tension with Russia, culminating with Russia’s full-scale invasion of Ukraine in February 2022, to some extent, contributed to crude oil price increases. In second half of 2022, crude oil prices generally decreased as concerns about a possible economic recession to some extent reduced demand.

●	Revenue increased by $1,644,863, or 67.07%, from $2,452,540 for the year ended December 31, 2021 to $4,097,403 for the same period in 2022 due to a combination of a significantly higher average ICP and slightly higher production.

●	General and administrative expenses decreased by $647,962, or 12.34%, for the year ended December 31, 2022 as compared to the same period in 2021, mainly due to a decrease of share-based compensation and travel expenses, which was offset by increases in professional service fees.

●	The amount of lease operating expenses increased by $460,778, or 18.49%, for the year ended December 31, 2022 as compared to the same period in 2021 mainly because of additional equipment rental added, well stimulation and fracturing activity for existing wells and a lease for a water treatment/environmental system as well as pumping units and gensets (power generators) for three wells (namely, K-25, K-26 and K-27).

●	We incurred a net loss of $3,122,592 for the year ended December 31, 2022 as compared to a net loss of $6,083,379 for the same period in 2021, with the reduction in net loss being due to a combination of the factors described above.

●	The average production cost per barrel of oil for the year ended December 31, 2022 was $47.28 compared to $41.10 for the year ended December 31, 2021, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 15.02% due to a combination of the factors discussed above.

For the years ended December 31, 2021 and 2020

Financial and operating results for the year ended December 31, 2021 compared to the year ended December 31, 2020 are as follows:

●	Total oil production decreased approximately 16.39%, from 72,524 Bbl. for the year ended December 31, 2020 to 60,637 Bbl. for the same period in 2021. The higher oil price in 2021, however, resulted in higher revenue and cost recovery entitlements for the year ended December 31, 2021 than for the same period in 2020. This decrease in production was due to the decrease of the reservoir pressure which comes naturally in the primary recovery production phase for our four existing wells. The production increase from the two new wells K-25 and K-26 was offset by the natural decline of the four existing wells. Production from the new planned wells in 2022 is expected to show an increase in total daily production.

●	ICP increased 78.35% from an average price of $37.58 per Bbl. for the year ended December 31, 2020 to $67.02 per Bbl. for the same period in 2021. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2020, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price. In 2021, as the increasing COVID-19 vaccination rate among key industrial countries, loosening pandemic-related restrictions in many countries, and a growing economic resulted in increasing global petroleum demand and accordingly the increasing oil price.

●	Revenue increased by $471,767, or 23.82%, from $1,980,773 for the year ended December 31, 2020 to $2,452,540 for the same period in 2021 due to a combination of a significantly higher average ICP and slightly lower production.

●	General and administrative expenses decreased by $1,283,024, or 19.64%, for the year ended December 31, 2021 as compared to the same period in 2020, mainly due to the decrease of share-based compensation expense and travel expenses.

●	The amount of lease operating expenses increased by $474,620, or 23.52%, for the year ended December 31, 2021 as compared to the same period in 2020 mainly because of additional equipment added, including fracturing and servicing for K-22 approved in 2021 and water treatment system as well as pumping units and gensets (power generators) for new wells K-25 and K-26.

●	We incurred a net loss of $6,083,379 for the year ended December 31, 2021 as compared to a net loss of $6,951,698 for the same period in 2020, with the reduction in net loss being due to a combination of the factors described above.

●	The average production cost per barrel of oil for the year ended December 31, 2021 was $41.11 compared to $27.82 for the year ended December 31, 2020, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 53% due to a combination of the factors discussed above.

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

It is expected that the principal source of cash flow will be from the production and sale of crude oil and natural gas capitalized property which are depleting assets. Cash flow from the sale of oil and gas production depends upon the quantity of production and the price obtained for the production. An increase in prices will permit us to finance operations to a greater extent with internally generated funds and may allow us to obtain equity financing more easily or on better terms, and lessen the difficulty of obtaining financing. However, price increases heighten the competition for oil and gas prospects, increase the costs of exploration and development, and, because of potential price declines, increase the risks associated with the purchase of producing properties during times that prices are at higher levels.

Oil prices have relatively declined since a peak in the first half of 2022 to $78.63 in February 2023. We believe oil prices are likely to be volatile in 2023 and potentially longer due to rising interest rates and inflation, the ongoing Russia-Ukraine conflict, high demand for oil in China and India, the actions taken by oil-related intergovernmental organizations such as OPEC to effect the supply and price of oil, and the recovery of the global economy after the COVID-19 pandemic.

We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the second well commenced in August 2021. The reserve estimate was updated at the end of 2021. The third and fourth well K-27 and K-28 were drilled in 2022. The K-27 is producing 38 barrels of oil per day at present, below the expected 100 barrels of oil per day while the K-28 well is still waiting for testing and completion in 2023. To further understand the oil and gas potential in the Kruh Block, we will conduct a seismic data acquisition, processing and interpretation program in 2023. After the Kruh Block seismic acquisition, processing and interpretation program is completed in 2023, we expect to resume drilling in 2024 with the goal of finishing 14 additional wells and significantly increasing our production rate by the end of 2026.

The Russian-Ukraine conflict which began in February 2022 has caused an oil supply concern, which has led to a sharp increase in global oil prices. This trend has led to a higher Indonesian Crude Price (ICP), from $94.92 per Bbl in February and $114.02 per Bbl in March 2022 from the average ICP price of $67.02 per Bbl for the year 2021, and an average ICP price of $96.94. A sustained increase in ICP creates the potential for higher revenue for our company without a resulting increase in expenses. It is our expectation that for 2023, this trend in oil price, although not as high as that in 2022, will help us establish positive cash flows for our company, enhance our liquidity and may provide us with enhanced access to capital resources.

Other than the foregoing, the management is unaware of any other trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

Results of Operations

The table below sets forth certain line items from our Consolidated Statement of Operations for the years ended December 31, 2022, 2021 and 2020:

	For The Years Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Revenue	$4,097,403	$2,452,540	$1,980,773
Lease operating expenses	2,953,254	2,492,476	2,017,856
Depreciation, depletion and amortization	1,139,723	810,855	698,851
General and administrative expenses	4,602,656	5,250,618	6,533,642
Total other income, net	1,475,638	(10,459)	185,845
Loss before income tax	(3,122,592)	(6,083,379)	(6,951,698)
Income tax provision	-	-	-
Net loss	$(3,122,592)	$(6,083,379)	$(6,951,698)
Actuarial gain for post-employment benefits	59,243	30,704	-
Total comprehensive loss	$(3,063,349)	$(6,052,675)	$(6,951,698)

Year ended December 31, 2022 compared with year ended December 31, 2021

Revenue

Total revenue for the year ended December 31, 2022, were $4,097,403 compared to $2,452,540 for the year ended December 31, 2021, an increase of $1,644,863 or 67.07% due to a combination of a significantly higher average ICP and slightly higher production.

Lease operating expenses

Lease operating expenses increased by $460,778, or 18.49%, for the year ended December 31, 2022, compared to the same period in 2021 mainly because of additional equipment rental added, well stimulation and fracturing activity for existing wells and a lease for a water treatment/environmental system as well as pumping units and gensets (power generators) for three wells (namely, K-25, K-26 and K-27).

Depreciation, depletion and amortization (DD&A)

The amount of DD&A increased by $328,868, or 40.56% for the year ended December 31, 2022 compared to the same period in 2021 due to retirement of certain drilling and production tools for the TAC Period and an increase in depletion number, which was the result of $4,912,336 addition of the depletion base due to the development of the two new drilled wells (K-27 and K-28) and an increase in depletion per unit due to a decrease in total estimated proved reserves.

General and Administrative Expenses

General and administrative expenses decreased by $647,962 or 12.34%, for the year ended December 31, 2022 as compared to the same period in 2021 due to a decrease of share-based compensation and travel expenses, which was offset by increases in professional service fees.

Total other income, net

There was other income, net of $1,475,638 for the year ended December 31, 2022 as compared to other income, net of $18,030 in the same period in 2021. The increase was mainly due to a $2,878,660 decrease of fair value of warrant liability as a result of a decline of year-end share price compared to May 2022, which was offset by an issuance cost allocated to warrants issued in a financing, an increase in other expense and an exchange loss as a result of the fluctuation in exchange rate.

Net Loss

We had net loss for the year ended December 31, 2022, in the amount of $3,122,592 as compared to $6,083,379 for the same period in 2021, with the reduction in loss being due to the combination of the factors discussed above.

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

Critical Accounting Policies and Estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

Impairment of long-lived assets

We review our long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets or asset group by comparing the carrying value of the long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition when the estimated undiscounted future cash flows is lower than the carrying value, an impairment loss is recognized in the consolidated statements of operations and comprehensive loss for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. There was no impairment for long-lived assets for the years ended December 31, 2022, 2021 and 2020, respectively.

Oil and gas property, net, Full cost method

We follow the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, such as the TAC and KSO Kruh Block, are capitalized. As of December 31, 2022 and 2021, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2022, 2021 and 2020, respectively.

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

For the years ended December 31, 2022, 2021 and 2020, the estimated proved reserves were considered based on the operatorship of the Kruh Block under the TAC through May 2020 and then the KSO from June 2020 and expiring in May 2030.

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

Warrant Liabilities

The Company accounts for the warrants issued in connection with its 2022 convertible note financing in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies such warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the condensed consolidated statements of operations. Such warrants are valued using the Black-Scholes option-pricing model as no observable traded price was available for such warrants. Determining the appropriate valuation model and estimating the fair values of warrant liabilities requires the input of subjective assumptions, including risk-free interest rate, expected stock price volatility, dividend yields and expected term. The assumptions used in calculating the fair values of warrant liabilities represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, warrant liabilities could be significantly different from what we recorded in the current period.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 - Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

We generated a net loss of $3,122,592 and net cash used in operating activities of $3,208,138 for the year end December 31, 2022. As of December 31, 2022, we had an accumulated deficit of $36,940,753 and working capital of $6,651,052. Our operating results for future periods are subject to numerous risks and uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve cash flow positive operations in the near term or eventually achieve profitability. If we are not able to increase revenues or manage operating expenses in line with revenue forecasts, or if the price of oil should drop significantly, we may not be able to achieve profitability.

We have financed the operations primarily through cash flow from operations, loans from banks, and proceeds from equity instrument financing, where necessary. As of December 31, 2022, the Company had total cash of $5,895,565. During the year ended December 31, 2022, the Company received proceeds of $8,589,000 from convertible note and warrant financing with L1 Capital and proceeds of $1,950,000 from exercises of warrants by L1 Capital. On July 22, 2022, we entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC, acting as our sales agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000. During the year ended December 31, 2022, we have received net proceeds of $4,366,642 through our utilization of such at-the-market offering program.

As of the date of this filing, we had approximately $4.8 million of cash, which is placed with financial institutions and is unrestricted as to withdrawal or use. We intend to meet the cash requirements for the next 12 months from the issuance date of the Company’s audited consolidated financial statements through a combination of improving operational efficiency, equity or debt financing and financial support from principal shareholder. We will collect the account receivables and other receivables more closely and review the payment schedule in a planned manner, especially for general and administrative expenses, seismic and G&G study. We will not plan any new drilling activity for the next 12 months, unless further proceeds from ATM offering or exercise of outstanding warrants are received. We expect that we will be able to obtain new bank loans based on past experience and the Company’s good credit history. In addition, Mr. Wirawan Jusuf, the Chief Executive Officer and Chairman of the Board of the Company, has agreed to provide $2 million of financial support in the form of debt to the Company to enable the Company to meet its obligations and commitments as they become due for at least next 12 months. We believe that our cash on hand and internally generated cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this filing.

Based on our current liquidity and anticipated funding requirements, if we determine that our cash requirements exceed the amount of cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available from any source in amounts or on terms acceptable to us, if at all or, therefore, that we will be able to alleviate our anticipated funding requirements.

Cash flows

The following table sets forth certain historical information with respect to our statements of cash flows for the years ended December 31, 2022, 2021 and 2020:

	For The Years Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Net cash used in operating activities	$(3,208,138)	$(3,548,656)	$(5,186,048)
Net cash used in investing activities	(5,416,501)	(2,759,829)	(357,333)
Net cash provided by (used in) financing activities	12,925,190	-	(1,125,289)
Effect of exchange rate changes on cash and restricted cash	-	-	-
Net change in cash, and restricted cash	$4,300,551	$(6,308,485)	$(6,668,670)
Cash and restricted cash at beginning of year	3,095,014	9,403,499	16,072,169
Cash and restricted cash at end of year	$7,395,565	$3,095,014	$9,403,499

Year ended December 31, 2022 compared with year ended December 31, 2021

Operating activities

Operating activities used $3.21 million in cash for the year ended December 31, 2022, as compared to $3.55 million for 2021. The decrease of approximately $0.34 million in the amount of net cash used in operating activities is primarily due to $1.04 million increase in cash received from our customer (Pertamina) which was offset by approximately $0.55 million increase of cash paid for prepaid tax that will be reimbursed by Pertamina.

Investing activities

Net cash used in investing activities for the year ended December 31, 2022 was approximately $5.42 million, as compared to approximately $2.76 million for the year ended December 31, 2021. The increase of approximately $2.60 million in the amount of net cash used in investing activities was primarily a result of an increase of cash paid for one fracturing job/stimulation expenditure and drilling expenditures for two wells in 2022.

Financing activities

Net cash received from financing activities for the year ended December 31, 2022 was approximately $12.93 million, as compared to $nil for the year ended December 31, 2021. Cash received in financing activities for the year ended December 31, 2022 amounted to $15.09 million , which primarily consisted of the proceeds from issuance of convertible note & warrants amounted to $8.59 million, exercise of warrants amounted to $1.95 million and issuance of ordinary shares by ATM offering amounted to $4.55 million. Cash used in financing activities for the year ended December 31, 2022 amounted to $1.98 million and primarily consisted of repayment of bank loan amounted to $0.98 million and repayment of long term loan to a third party amounted to $1 million.

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

Capital Expenditures

We made capital expenditures of $5,416,501 and $2,759,829 for the years ended December 31, 2022 and 2021, respectively, which were primarily related to the development and exploration of the oil and gas property and purchases of property and equipment.

Transfers of Funds Through Our Corporate Organization

With respect to how cash funds are transferred from our company to WJ Energy and subsequently to our operating subsidiaries in Indonesia, such transfers are undertaken in the form of shareholder loans to fund capital, operational and general and administrative expenditures of our operating subsidiaries. For the years ended December 31, 2022 and 2021: (i) the total amount of cash transferred from us to WJ Energy was $8,675,000 and $2,922,205, respectively and (ii) the total amount of cash transferred from WJ Energy to our operating subsidiaries was $7,785,506 and $2,899,444, respectively. All the above-mentioned transactions have been made through bank accounts owned by each respective company in Indonesia. Our parent company, WJ Energy and our operating subsidiaries each hold bank accounts in Indonesia to minimize international or cross-border cash transfers.

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

Research and development

Development costs that are expected to generate probable future economic benefits can be capitalized as intangible assets. All other research and development expenditure is recognized in income as incurred. For the years ended December 31, 2022 and 2021, the Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dr. Wirawan Jusuf	37	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	68	President
Chia Hsin “Charlie” Wu	70	Chief Operating Officer
Mirza F. Said	57	Chief Business Development Officer and Director
James J. Huang	35	Chief Investment Officer and Director
Gregory L. Overholtzer	66	Chief Financial Officer
Mochtar Hussein	65	Independent Director
Benny Dharmawan	40	Independent Director
Tamba P. Hutapea	64	Independent Director
Michael L. Peterson	61	Independent Director

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

Frank C. Ingriselli has served as our President since February 2019. With over 44 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging exploration and production experience in diverse geographies, business climates and political environments. From 2005 to 2018, Mr. Ingriselli was the founder, President, CEO and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on NYSE American. Prior to founding these two companies, from 1979 to 2001, Mr. Ingriselli worked at Texaco in diverse senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development. The positions Mr. Ingriselli held at Texaco included President of Texaco Technology Ventures, President and CEO of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations, where he directed Texaco’s global initiatives in exploration and development. While at Texaco, Mr. Ingriselli, among other activities, led Texaco’s initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries. Mr. Ingriselli served as an independent member of the Board of Directors of NXT Energy Solutions Inc. (TSX:SFD; OTC QB:NSFDF) from 2019 to 2022 and is also on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a charitable public foundation. From 2016 through 2018, Mr. Ingriselli founded and was the President and CEO of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes. Mr. Ingriselli also works part-time as the CEO of Trio Petroleum Corp (a private company developing assets in California) since February 2022 and serves on the Board of Directors of Lafayette Energy (a private company developing assets in Louisiana). Mr. Ingriselli graduated from Boston University in 1975 with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance in 1977 and a J.D. from Fordham University School of Law in 1979.

Dr. Chia Hsin (Charlie) Wu has served as our Chief Operating Officer since 2018. Dr. Wu is a highly qualified and recognized oil and gas industry veteran with over 40 years of experience. Dr. Wu has been responsible for building and leading the upstream exploration and production teams for 3 independent oil and gas companies in Indonesia over the last 15 years. Prior to joining our company, since 2017 Dr. Wu has been acting as the Chief Technology Officer for Pt. Pandawa Prima Lestari, an oil and gas company operating a PSC block in Kalimantan, as well as an independent oil and gas consultant. Dr. Wu previously served as the Director of Operations and Chief Operating Officer of Pt. Sugih Energy TBK, an oil and gas exploration and production company with 4 PSC blocks in Central and South Sumatera from 2013 to 2016. From 2010 to 2013, Dr. Wu was the President Director of Pacific Oil & Gas Indonesia, an oil and gas company operating 2 PSC blocks in North Sumatra and one KSO block in Aceh. Prior to 2010, Dr. Wu had transitioned into the senior role of Vice-President and General Manager with Petroselat Ltd., operator of an exploration and production PSC block in Central Sumatra between 2000 and 2010, and simultaneously served as Chief Operating Officer at International Mineral Resources Inc from 2003 to 2010. From 1999 to 2000, Dr. Wu served as an Exploration Consultant with EMP Kondur Petroleum, an oil company which operated a production PSC in Central Sumatra. From 1981 to 1999, Dr. Wu worked in a variety of roles internationally with Atlantic Richfield Company (ARCO, now recognized as BP Plc). Dr. Wu worked in the position of Geological Specialist from 1996 to 1999 in Jakarta, Indonesia. From 1990 to 1995, Dr. Wu worked as a New Venture Geologist with the ARCO organization in Plano, Texas, and from 1985 to 1990, Dr. Wu worked as an Exploration Coordinator of the for ARCO in Jakarta, Indonesia. Dr. Wu began his work with ARCO from 1983 to 1985 as an explorationist in Plano, Texas, during which time he earned ARCO’s “Exploration Excellence Award” on the Vice-President Level for providing training to worldwide staff in geohistory and basin modelling with subsequent exploration successes. From 1979 to 1981, Dr. Wu worked as a Petrophysical Supervisor with Core Laboratories Inc. Dr. Wu began his career as a Research Specialist with the US Department of Energy at the University of Oklahoma in 1979. Dr. Wu completed his Postgraduate Diploma in Business Administration at DeMontfort University in 2000 and earned his Ph.D. in Geosciences in 1991 at the University of Texas. He also completed his Masters of Science in Geology at the University of Toledo in 1979. Prior to his graduate studies, Dr. Wu earned his Bachelors of Science degree in Geology at National Taiwan University in 1975. Dr. Wu was once an Adjunct Associate Professor at the University of Texas at Dallas between 1995 and 2000 and has served as a lecturer at the University of Indonesia since 2006. Dr. Wu has also been a member of American Association of Petroleum Geologists (AAPG) since 1979.

Mirza F. Said has served as Chief Business Development Officer and a Director of our company since 2018, Chief Executive Officer of our subsidiary Pt. Green World Nusantara since 2014, PT Harvel Nusantara Energi since 2015, and PT Hutama Wiranusa Energi since 2018. From 2012 to 2014, Mr. Said had served as President Director and Commissioner of Pt. Humpuss Patragas, Pt. Humpuss Trading and Pt. Humpuss Wajo Energi simultaneously. All of these companies are the subsidiaries of PT. Humpuss, an Indonesian holding company focusing on energy business, including in upstream, transportation and refining activities. From 2010 to 2012, Mr. Said acted as the Senior Business Development & External Relations Manager for Pacific Oil & Gas. From 2007 to 2010, Mr. Said Co-Founded Pt. Corpora Hydrocarbon Asian, a private oil and gas investment company, and served as that organization’s Operational Specialist. Prior to serving as Chief Operating Officer of Pt. Indelberg Indonesia from 2006 to 2007, Mr. Said served as the Corporate Operations Controller for Akar Golindo Group from 2004 to 2006. From 2001 to 2004, Mr. Said was the Project Cost Controller & Analyst for the Kangean Asset for BP Indonesia, during which time, as a result of his achievements he was awarded the “Spot Recognition Award of Significant Contribution in Managing & Placing”. From 1997 to 1999, he served as Operations Manager for JOB Pertamina Western Madura Pty Ltd., a joint operation company between Citiview Corporation Ltd (an Australian based oil and gas company) and Pertamina (the Indonesian state owned oil and gas company) that operated a block in Madura, East Java. Mr. Said began his professional career as Senior Drilling Engineer with Pt. Humpuss Patragas, an Indonesian private oil and gas company a subsidiary of PT. Humpuss, which operated Cepu Block, East Java from 1991 to 1997 (he would later return to that organization in 2012 and serve in two senior executive positions concurrently). Mr. Said earned his Master of Engineering Management at the Curtin University of Technology in Perth, Australia, and had completed his Bachelor’s degree in Engineering at the Chemical Engineering Institute Technology of Indonesia. Mr. Said holds professional memberships with the Indonesian Petroleum Association (IPA) and Society of Indonesian Petroleum Engineers (IATMI) and is fluent in English and Indonesian. We believe Mr. Said is qualified to serve in his positions with our company as a result of his education and professional experiences, including achievements and expertise within the energy and infrastructure sector.

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

Gregory L. Overholtzer has served as our Chief Financial Officer since February 2019. Mr. Overholtzer is a seasoned financial officer for public companies, including in the energy space. Mr. Overholtzer has worked as a part-time Chief Financial Officer for Trio Corporation since February 2022. In addition, since November 2019, Mr. Overholtzer has served as a Consulting Director of Ravix Consulting Group. From December 2018 until November 2019, Mr. Overholtzer served as a Field Consultant at Resources Global Professionals. Mr. Overholtzer had served as the Chief Financial Officer of PEDEVCO Corp. from January 2012 to December 2018. From 2011 to 2012, Mr. Overholtzer served as Senior Director and Field Consultant for Accretive Solutions, where he had consulted for various companies at the chief financial officer and controller levels. Mr. Overholtzer acted as the Chief Financial Officer of Omni-ID USA Inc. from 2008 to 2011. Mr. Overholtzer was the Corporate Controller of Genitope Corporation from 2006 to 2008, and Stratex Inc. from 2005 to 2006. Mr. Overholtzer served as the Chief Financial Officer and Vice President of Finance for Polymer Technology Group from 1998 to 2005. From 1997 to 1998, he was the Chief Financial Officer and Vice President of Finance at TeleSensory Corporation. Mr. Overholtzer held roles of Chief Financial Officer, Vice President of Finance and Corporate Secretary with Giga-tronics Inc. from 1994 to 1997. Mr. Overholtzer also held several positions with Airco Coating Tech., a division of BOC Group London from 1982 to 1994, which included Senior Financial Analyst, General Accounting Manager, Vice President of Finance and Administration. In the early years of his career, Mr. Overholtzer also was as an MBA course Instructor in Managerial Accounting at Golden Gate University from 1984 to 1987 and 1989 to 1991. Mr. Overholtzer had received his MBA at the University of California, Berkeley, concentrating in Finance and Accounting and graduating with Beta Sigma Honors. Prior to his graduate studies, Mr. Overholtzer earned his B.A. in Zoology at the University of California, Berkeley, graduating with University Honors.

Mochtar Hussein  has served as a Director of our company since October 2018. From 2013 to 2018, Mr. Hussein acted as Inspector General of Inspectorate General of the MEMR. From 2014 to 2018, Mr. Hussein also served as Commissioner of Pt. Timah (Persero) Tbk, an Indonesian state-owned enterprise engaged in tin mining and listed on Indonesia Stock Exchange. In 2012, Mr. Hussein served as Director of Indonesian Government Institution Supervision of Public Welfare and Defence & Security, and from 2009 to 2012, he served as the Head of the Representative Office of the Indonesian State Finance & Development Surveillance Committee (known as BPKP) in Central Java Province. From 2005 to 2009, he served as Director of Fiscal and Investment Supervision in the BPKP, and during 2004, he served as the Head of the Representative Office of BPKP in Lampung Province. From 2000 to 2004, Mr. Hussein served as Head of Indonesian State & Regionally Owned Enterprises Supervision in Jakarta. From 1997 to 2000, Mr. Hussein concurrently served as Head of Indonesian State & Regionally Owned Enterprises Supervision in East Nusa Tenggara Province and the Section Head of Fuel & Non-Fuel Distribution Supervision. Mr. Hussein began his professional career in 1993 as Section Head of Services, Trading & Financial Institution Supervision in Bengkulu Province and served in a range of senior positions with the BPKP until 2012. Mr. Hussein holds a Forensic Auditor Certification. He earned his Bachelor’s degree in Economics at the Brawijaya University, Malang in East Java. We believe Mr. Hussein is qualified to serve as a Director of our company due to his expertise in investigative auditing, compliance and corporate governance.

Benny Dharmawan has served as a Director of our company since October 2018. Since 2006, following his previous international experiences throughout Australia, United Kingdom and the United States, Mr. Dharmawan has served as the Chief Compliance Officer for GIGA Carbon Neutrality Inc., a Canadian incorporated private company headquartered in London and offices in New York and Beijing, primarily engaged in the manufacturing and sales of zero emission commercial vehicle and equipment which integrates hydrogen fuel cells with electric battery. Mr. Dharmawan has also served as Director of Pt. Panasia Indo Resources Tbk., a holding company that primarily engages in yarn manufacturing and synthetic fibers through its subsidiaries, and in the mining sector. Since 2015, Mr. Dharmawan has served as a Controller at Pt. Sinar Tambang Arthalestari, a fully integrated cement producer in Central Java, Indonesia. From 2007 to 2015, Mr. Dharmawan served in several executive positions, first as equity capital markets, regional operations, and compliance, and later being promoted to Associate Vice President, at the Macquarie Group, a global provider of banking, advisory, trading, asset management and retail financial services, in New York, London and Sydney. Mr. Dharmawan earned his Bachelor’s degree in Commerce at the Macquarie University in Australia and received his Master’s degree in Applied Finance and Investments in Kaplan, Australia. We believe Mr. Dharmawan is qualified to serve as a Director of our company due to his previous international professional accomplishments, particularly his expertise in risk management, compliance, financial markets, business management and strategic and tactical planning.

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

Michael L. Peterson has served as a Director of our Company since January 2021. In April 2022, Mr. Peterson founded and currently serves as a Director and the Chief Executive Officer of Lafayette Energy Corp., a private company developing assets in Louisiana. Since May 2022, Mr. Peterson has served as an Independent Director and Chairman of the Audit Committee of Trio Petroleum Corp., a private company developing assets in California, and since June 2021, he has served as a Director of Aesther Healthcare Acquisition Corp., a Nasdaq listed special purpose acquisition company (“SPAC”), which merged with Ocean Biomedical Inc. (NASDAQ: OCEA) in February 2023, and Mr. Peterson currently serves as a Director of Ocean Biomedical Inc. Since March 2023, Mr. Peterson has served as a Director of OceanTech Acquisitions I Corp (NASDAQ: OTEC), a Nasdaq listed SPAC. Since December 2020, Mr. Peterson has served as the Chief Executive Officer of Nevo Motors, Inc. (Formerly Nevo Energy, Inc.), a company that is commercializing low carbon emission trucks. Between June 2018 and June 2021, Mr. Peterson served as the President of the Taipei Taiwan Mission of The Church of Jesus Christ of Latter-day Saints, in Taipei, Taiwan. From August 2016 to May 2021, Mr. Peterson served as an Independent Director of Trxade Health, Inc. (NASDAQ: MEDS), a Nasdaq listed company primarily engaged in pharmaceutical B2B technology. From 2011 to 2018, Mr. Peterson served in several executive officer positions and a Director at PEDEVCO Corp. (NYSE American: PED), a public company primarily engaged in the acquisition, exploration, development and production of oil and natural gas shale plays in the United States. These executive officer positions included Chief Executive Officer, President, Chief Financial Officer and Executive Vice President. Mr. Peterson previously served as Interim President and Chief Executive Officer (from June 2009 to December 2011), and as a Director (from May 2008 to December 2011), of Blast Energy (Pacific Energy Development’s predecessor), a company primarily engaged in oil and gas development, as a Director (from May 2006 to July 2012) of Aemetis, Inc. (formerly AE Biofuels Inc.), a Cupertino, California-based global advanced biofuels and renewable commodity chemicals company (AMTX.OB), and as Chairman and Chief Executive Officer of Nevo Energy, Inc. (“NEVE”, formerly Solargen Energy, Inc.), a Cupertino, California-based developer of utility-scale solar farms from December 2008 to July 2012. From 2005 to 2006, Mr. Peterson served as a Managing Partner of American Institutional Partners, a venture investment fund based in Salt Lake City. From 2000 to 2004, he served as a First Vice President at Merrill Lynch, where he helped establish a new private client services division to work exclusively with high-net-worth investors. From September 1989 to January 2000, Mr. Peterson was employed by Goldman Sachs & Co. in a variety of positions and roles, including as a Vice President with the responsibility for a team of professionals that advised and managed over $7 billion in assets. Mr. Peterson received his Master’s degree of Business Administration at the Marriott School of Management and a Bachelor’s degree in statistics/computer science from Brigham Young University. Mr. Peterson is qualified to be a Director of our company due to his experience in managing, operating and growing both public and private companies, especially those active in the energy industry.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2022 and 2021.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(2)	Total ($)
Dr. Wirawan Jusuf	2022	297,000	-	-	-	-	-	-	297,000
Chief Executive Officer	2021	297,000	-	-	-	-	-	-	297,000

Frank C. Ingriselli	2022	150,000	-	-	-	-	-	-	150,000
President	2021	150,000	-	-	-	-	-	-	150,000

Gregory L. Overholtzer	2022	80,000	-	-	-	-	-	-	80,000
Chief Financial Officer	2021	80,000	-	-	-	-	-	-	80,000

Mirza F. Said	2022	204,000	-	-	-	-	-	-	204,000
Chief Business Development Officer	2021	204,000		-	-	-	-	-	204,000

Chia Hsin “Charlie” Wu	2022	204,000	-	-	-	-	-	-	204,000
Chief Operating Officer	2021	204,000	-	-	-	-	-	-	204,000

James J. Huang	2022	240,000	-	-	-	-	-	-	240,000
Chief Investment Officer	2021	240,000	-	-	-	-	-	-	240,000

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

Outstanding Equity Awards at 2022 Year-End

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2022.

Name	Grant date	Vesting Start date	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Options exercise price ($)	Option Expiration date
Dr. Wirawan Jusuf Chief Executive Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2024

Frank C. Ingriselli President	-	-	-	-	-	-

Gregory L. Overholtzer Chief Financial Officer	-	-	-	-	-	-

Chia Hsin “Charlie” Wu Chief Operating Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2029

James J. Huang Chief Investment Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2029

Mirza F. Said Chief Business Development Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2029

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

Frank Ingriselli

On February 27, 2019, our board of directors approved an employment agreement with Frank Ingriselli and we entered into such agreement (which we refer to as the Ingriselli Agreement) with Mr. Ingriselli effective February 1, 2019, under which he serves as our President. We also entered into a share option agreement with Mr. Ingriselli effective as of February 1, 2019. On January 23, 2020, we entered into an amendment to the Ingriselli Agreement (the “Ingriselli Amendment”). On January 21, 2022, we entered into a Second Amendment to Ingriselli Agreement (the “Ingriselli Second Amendment”).

The Ingriselli Agreement had an initial term beginning on February 1, 2019, and expired one (1) year from such date. The Ingriselli Amendment extends the term of Mr. Ingriselli’s employment as our President for a two-year term commencing on February 1, 2020 and terminating on January 31, 2022, and the Ingriselli Second Amendment further extends the term of the Ingriselli Agreement to December 31, 2023, unless terminated earlier pursuant to the terms of the Ingriselli Agreement. The Ingriselli Agreement is not subject to automatic renewal.

Pursuant to the terms and provisions of the Ingriselli Agreement, as amended by the Ingriselli Amendment, Mr. Ingriselli is entitled to an annual base salary of $150,000 and a $75,000 cash bonus for services rendered during the year ended December 31, 2019. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion. Pursuant to the Ingriselli Amendment, Mr. Ingriselli was also granted 35,000 ordinary shares as an equity incentive award for his continued service as our President. The vesting schedule of these shares is as follows: 18,750 vested on December 19, 2019, 9,375 will vest on June 16, 2020, and 9,375 will vest on December 19, 2020. The award also includes a 180-day lock-up period from the date of vesting. Participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors. Pursuant to the Ingriselli Second Amendment: Mr. Ingriselli was granted an award of 60,000 ordinary shares, with 30,000 shares vesting on July 1, 2022 and 30,000 vesting on January 1, 2023, with a lock-up period of 180 days from each vesting date.

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

The Ingriselli Agreement, as amended, also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Ingriselli Agreement, as amended is governed by Cayman Islands law.

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

Gregory Overholtzer

On February 27, 2019, our board of directors approved an employment agreement with Gregory Overholtzer and we entered into such agreement (which we refer to as the Overholtzer Agreement) with Mr. Overholtzer effective February 1, 2019, under which he serves as our Chief Financial Officer. On January 29, 2020, we and Mr. Overholtzer entered into an amendment to the Overholtzer Agreement (the “Overholtzer Amendment”). On January 21, 2022, we entered into a Second Amendment to Overholtzer Agreement (the “Overholtzer Second Amendment”), effective January 1, 2022.

The Overholtzer Agreement had an initial term beginning on February 1, 2019, which expired one (1) year from such date. Pursuant to the Overholtzer Amendment, Mr. Overholtzer’s employment term was extended for a two-year term commencing on February 1, 2020 and terminating on January 31, 2022, and the Overholtzer Second Amendment further extends the term of the Overholtzer Agreement to December 31, 2023, unless terminated earlier pursuant to the Overholtzer Agreement, as amended. The Overholtzer Agreement, as amended is not subject to automatic renewal.

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

The Overholtzer Agreement, as amended, also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Overholtzer Agreement, as amended, is governed by Cayman Islands law.

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

Non-Employee Director Compensation

For the year ended December 31, 2022, each independent director receives annual cash compensation equal to $30,000 per year for such directors’ services to our board of directors. In addition to the annual cash compensation for serving on our board of directors, each independent director that also serves on a committee of our board of directors receives compensation as follows: each member of the audit committee and compensation committee (not including the chairperson) receives annual cash compensation of $3,000 per year and each member of the Nominating and Corporate Governance Committee (not including the chairperson) receives annual cash compensation of $3,000 per year. The chairperson of our Audit Committee receives annual compensation of $27,000 and the chairperson of our Compensation Committee receives annual compensation of $6,000 and the chairperson of our Nominating and Corporate Governance Committee receives annual compensation of $3,000.

Equity Awards for Non-Employee Directors

As of December 31, 2022, none of our non-employee directors were granted any options.

Employees

As of December 31, 2022, 2021 and 2020, we had 30, 28 and 28 permanent employees, respectively, and 39, 35, and 34 contract employees, respectively. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we believe we maintain good relationships with our employees.

The table below sets forth the breakdown of our employees by function as of December 31, 2022:

Function	Number of Employees	% of Total
Senior Management	6	8.70%
Subsurface	3	4.35%
Engineering	3	4.35%
Operation and Production	3	4.35%
Finance and Accounting	6	8.70%
Administration, Procurement and Human Resources	6	8.70%
Health, Safety, Security and Environment (or HSSE)	2	2.90%
Local Relations	1	1.45%
Operation Contract Employees (production, construction and HSSE)	39	56.50%
Total (including 30 permanent employees and 39 contract employees)	69	100%

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

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws. Percentage ownership of our ordinary shares in the following table is based on 10,142,694 ordinary shares outstanding as of April 26, 2023. Unless otherwise noted, the business address for each of our directors and executive officers is GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Dr. Wirawan Jusuf (1)	5,267,767	51.94%
Frank C. Ingriselli	30,000	*
Mirza F. Said (2)	45,545	*
James J. Huang (3)	45,545	*
Chia Hsin “Charlie” Wu (4)	45,545	*
Gregory L. Overholtzer	—	—
Mochtar Hussein	—	—
Benny Dharmawan	—	—
Tamba P. Hutapea	—	—
Michael L. Peterson	—	—
All directors and officers as a group	5,434,402	53.58%
5% shareholders:
MADERIC Holding Limited (1)	5,222,222	51.49%

(1)	Dr. Wirawan Jusuf, our Chairman and Chief Executive Officer, holds voting and dispositive control over, and thus beneficial ownership of, the shares held by MADERIC Holding Limited. Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering).

(2)	Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering).

(3)	Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering).

(4)	Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering).

*	Less than one percent

Related Party Transactions

Other than the executive and director compensation and other arrangements discussed in the “Item 6. Directors, Senior Management and Employees” of this report, we have not entered into any transactions to which we or our subsidiaries have been or are a party of the type which is required to be disclosed under Item 7.B of the Form 20-F for fiscal years ended December 31, 2022, 2021 and 2020.

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

We will also provide without charge to each person, including any beneficial owner of our ordinary shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to James J. Huang, Chief Investment Officer, Indonesia Energy Corporation Limited, GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia..

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

As of December 31, 2022 and 2021, all of our accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the TAC and KSO by Pertamina. This concentration of receivables from one party may impact our overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2022, 2021 and 2020, 100% of our revenues were generated through the operatorship of Kruh Block. We do not believe that there will be any material adverse change in the operatorship of Kruh Block or the TAC.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our design and operation of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2022 were ineffective due to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. Our goal is to remediate deficiencies in our disclosure controls via the actions described under “Management’s Annual Report on Internal Control over Financial Reporting” below.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2022 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Management conducted an evaluation of the effectiveness of our control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2022.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting as of December 31, 2022. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (the “PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness identified with regards to our company related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

During 2022, we sought to implement and will continue to implement a number of measures to address the material weakness, including the following measures:

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

We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate our internal control deficiency to comply with Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

C. Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting for 5 years. Therefore, this annual report contains no such attestation of our registered independent accounting firm.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Marcum Asia CPAs LLP, for the years ended December 31, 2022 and 2021:

$’000	2021	2022
Audit Fees[1]	$175	$200
Audit-Related Fees[2]	51	103
Tax Fees	-	-
All Other Fees	-	-
Total fees	$226	$303

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

We have not engaged Marcum Asia CPAs LLP to provide tax compliance, tax advice, tax planning or any other services.

In accordance with our charter, the audit committee is required to pre-approve all audit and non-audit services to be performed by our independent auditors and the related fees for such services other than prohibited non-auditing services as promulgated under rules and regulations of the SEC (subject to the inadvertent de minimis exceptions set forth in the Sarbanes-Oxley Act of 2002 and the SEC rules). Subsequent to our initial public offering in December 2020, all services performed by Marcum Asia CPAs LLP for our benefit were pre-approved by the audit committee in accordance with its charter and all applicable laws, rules and regulations.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Marcum Asia CPAs LLP, is set forth on pages F-1 through F-32 and are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit		Incorporated Herein by Reference				Filed
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Herewith
3.1	Amended and Restated Memorandum of Association of the Registrant	F-1	333-232894	3.1	November 12, 2019
3.2	Amended and Restated Articles of Association of the Registrant	F-1	333-232894	3.2	November 12, 2019
10.1	Sale and Purchase of Shares and Receivables Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited, HFO Investment Group Limited, Opera Cove International Limited and WJ Energy Group Limited.	F-1	333-232894	10.1	July 30, 2019
10.2	Debt Conversion Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited and HFO Investment Group Limited	F-1	333-232894	10.2	July 30, 2019
10.3	Debt Acknowledgement Note, dated June 30, 2018 (Maderic Holding Limited)	F-1	333-232894	10.3	July 30, 2019
10.4	Debt Acknowledgement Note, dated June 30, 2018 (HFO Investment Group)	F-1	333-232894	10.4	July 30, 2019
10.5	Contract regarding acquisition of Citarum Block and/or the 2016 joint study regarding the Citarum Block (Joint Study Agreement)	F-1	333-232894	10.5	November 12, 2019
10.6	Technical Assistance Contract with PT Pertamina in regards to the Kruh Block	F-1	333-232894	10.6	July 30, 2019
10.7	Letter extending Kruh contract	F-1	333-232894	10.7	August 21, 2019
10.8	Employment Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.8	July 30, 2019
10.9	Share Option Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.9	July 30, 2019
10.10	Employment Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.10	July 30, 2019
10.11	Share Option Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.11	July 30, 2019
10.12	First Amendment to Employment Agreement, dated January 23. 2020, between the Company and Frank Ingriselli+	6-K	001-39164	10.1	January 29, 2020

10.13	Employment Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.12	July 30, 2019
10.14	Share Option Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.13	July 30, 2019
10.15	Employment Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.14	July 30, 2019
10.16	Share Option Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.15	July 30, 2019
10.17	Employment Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.16	July 30, 2019
10.18	Share Option Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.17	July 30, 2019
10.19	Employment Agreement, dated February 1, 2019, between the Registrant and Gregory L. Overholtzer+	F-1	333-232894	10.18	July 30, 2019
10.20	First Amendment to Employment Agreement, dated January 29. 2020, between the Company and Gregory Overholtzer+	6-K	001-39164	10.2	January 29, 2020
10.21	Indonesian Energy Corporation Limited 2018 Equity Incentive Plan+	F-1	333-232894	10.19	July 30, 2019
10.22	Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	January 25, 2022
10.23	Senior Convertible Promissory Note issued to L1 Capital, dated January 21, 2022	6-K	001-39164	10.2	January 25, 2022
10.24	Form of Ordinary Share Purchase Warrant issued to L1 Capital	6-K	001-39164	10.3	January 25, 2022
10.25	Guaranty, dated January 21, 2022, by WJ Energy Group Limited favor of L1 Capital	6-K	001-39164	10.4	January 25, 2022
10.26	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Frank Ingriselli+	6-K	001-39164	10.5	January 25, 2022
10.27	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Gregory Overholtzer+	6-K	001-39164	10.6	January 25, 2022
10.28	First Amendment to Securities Purchase Agreement, dated March 4, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	March 9, 2022
10.29	Amended and Restated Senior Convertible Promissory Note issued to L1 Capital, dated March 4, 2022	6-K	001-39164	10.2	March 9, 2022
10.30	Second Amended and Restated Senior Convertible Note issued to L1 Capital, dated May 16, 2022.	6-K	001-39164	10.1	May 16, 2022
8.1	Subsidiaries of the registrant	F-1	333-232894	21.1	July 30, 2019
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*					X

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*					X
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*					X
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*					X
15.1	Nominating and Corporate Governance Committee Charter	F-1	333-232894	99.1	July 30, 2019
15.2	Compensation Committee Charter	F-1	333-232894	99.2	July 30, 2019
15.3	Audit Committee Charter	F-1	333-232894	99.3	July 30, 2019
15.4	Consent of Marcum Asia CPAs LLP					X
101	Interactive Data File (XBRL)#					X

+	Management contract or compensatory plan or arrangement.
*	Furnished herewith
#	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDONESIA ENERGY CORPORATION LIMITED

By:	/s/ Dr. Wirawan Jusuf
Name:	Dr. Wirawan Jusuf
Title:	Chairman & Chief Executive Officer

Date: May 1, 2023

INDONESIA ENERGY CORPORATION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Indonesia Energy Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Indonesia Energy Corporation Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2018.

New York, New York

May 1, 2023

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
Current assets
Cash	$5,895,565	$595,014
Restricted cash	-	1,000,000
Accounts receivables	468,153	997,741
Prepayment and other current assets	1,504,101	940,001
Total current assets	7,867,819	3,532,756
Non-current assets
Restricted cash	1,500,000	1,500,000
Property and equipment, net	201,495	292,538
Oil and gas property - subject to amortization, net	7,469,820	3,604,480
Oil and gas property - not subject to amortization, net	1,151,804	1,151,804
Right of use assets, net	351,446	-
Deferred charges	1,013,698	1,089,004
Other non-current assets	1,018,246	919,519
Total non-current assets	12,706,509	8,557,345
Total assets	$20,574,328	$12,090,101

Liabilities and Equity
Current liabilities
Accounts payables	$719,095	$1,604,196
Bank loan	-	980,452
Short-term operating lease liabilities	255,845	-
Accrued expenses	23,945	143,798
Taxes payable	147,797	84,676
Other current liabilities	70,085	20,590
Total current liabilities	1,216,767	2,833,712
Non-current liabilities
Asset retirement obligations	448,720	321,253
Long term loan	-	1,000,000
Warrant liabilities	1,389,643	-
Long-term operating lease liabilities	95,601	-
Provision for post-employment benefits	99,588	115,393
Total non-current liabilities	2,033,552	1,436,646
Total liabilities	$3,250,319	$4,270,358

Commitments and contingencies	-	-

Shareholders’ Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of December 31, 2022 and 2021, respectively)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 10,142,694 and 7,447,955 shares issued and outstanding as of December 31, 2022 and 2021, respectively)	$27,046	$19,861
Additional paid-in capital	54,147,769	41,587,339
Accumulated deficit	(36,940,753)	(33,818,161)
Accumulated other comprehensive income	89,947	30,704
Total shareholders’ equity	17,324,009	7,819,743
Total liabilities and shareholders’ equity	$20,574,328	$12,090,101

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2022	2021	2020
Revenue	$4,097,403	$2,452,540	$1,980,773

Operating costs and expenses:
Lease operating expenses	2,953,254	2,492,476	2,017,856
Depreciation, depletion and amortization	1,139,723	810,855	698,851
General and administrative expenses	4,602,656	5,250,618	6,533,642
Total operating costs and expenses	8,695,633	8,553,949	9,250,349

Loss from operations	(4,598,230)	(6,101,409)	(7,269,576)

Other income (expense):
Issuance loss of warrants	(133,325)	-	-
Issuance costs allocated to warrant liability	(465,577)	-	-
Change in fair value of warrant liability	2,878,660	-	-
Foreign currency exchange gain	(130,684)	28,489	132,033
Other (expense) income, net	(673,436)	(10,459)	185,845
Total other income, net	1,475,638	18,030	317,878

Loss before income tax	(3,122,592)	(6,083,379)	(6,951,698)
Income tax provision	-	-	-
Net loss	(3,122,592)	(6,083,379)	(6,951,698)

Comprehensive loss:
Net loss	(3,122,592)	(6,083,379)	(6,951,698)
Actuarial gain for post-employment benefits	59,243	30,704	-
Total comprehensive loss	(3,063,349)	(6,052,675)	(6,951,698)

Loss per ordinary share
Basic and diluted	$(0.35)	$(0.82)	$(0.94)
Weighted average ordinary shares outstanding*
Basic and diluted	8,888,421	7,420,414	7,395,120

* The shares are presented on a retroactive basis to reflect the reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of December 31, 2019	-	$-	7,363,637	$19,636	$36,910,568	$(20,783,084)	$46,805	$16,193,925
Net loss	-	-	-	-	-	(6,951,698)	-	(6,951,698)
Realization of actuarial gain for post-employment benefits	-	-	-	-	-	-	(46,805)	(46,805)
Non-employee share-based compensation	-	-	44,318	118	155,438	-	-	155,556
Share-based compensation	-	-	-	-	3,007,081	-	-	3,007,081
Balance as of December 31, 2020	-	$-	7,407,955	$19,754	$40,073,087	$(27,734,782)	$-	$12,358,059
Net loss	-	-	-	-	-	(6,083,379)	-	(6,083,379)
Actuarial gain for post-employment benefits	-	-	-	-	-	-	30,704	30,704
Issuance of shares for compensation of employee and nonemployee services	-	-	40,000	107	225,669	-	-	225,776
Share-based compensation	-	-	-	-	1,288,583	-	-	1,288,583
Balance as of December 31, 2021	-	$-	7,447,955	$19,861	$41,587,339	$(33,818,161)	$30,704	$7,819,743
Net loss	-	-	-	-	-	(3,122,592)	59,243	(3,063,349)
Issuance of ordinary shares by ATM offering	-	-	458,375	1,222	4,365,420	-	-	4,366,642
Conversion of Convertible Note	-	-	1,650,000	4,400	4,028,639	-	-	4,033,039
Exercise of warrants	-	-	325,000	866	3,429,799	-	-	3,430,665
Issuance of shares in exchange of service			62,105	166	210,607			210,773
Exercise of options	-	-	199,259	531	(531)	-	-	-
Share-based compensation	-	-	-	-	526,496	-	-	526,496
Balance as of December 31, 2022	-	$-	10,142,694	$27,046	$54,147,769	$(36,940,753)	$89,947	$17,324,009

*	The shares are presented on a retroactive basis to reflect the reverse stock split

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net loss	$(3,122,592)	$(6,083,379)	$(6,951,698)
Adjustments to reconcile net loss to net cash used in operating activities
Issuance loss of warrants	133,325	-	-
Insurance costs allocated to warrant liability	465,577	-	-
Change in fair value of warrant liability	(2,878,660)	-	-
Income from accounts payable written-off	-	-	(146,662)
Actuarial gain on liabilities	-	-	(46,805)
Depreciation, depletion and amortization	1,139,723	810,855	698,851
Amortization of deferred charges	75,306	78,991	72,756
Amortization on Right of Use Asset	353,997	-	-
Amortization of issuance discount on Convertible note	646,250	-	-
Share-based compensation	526,496	1,288,583	3,007,081
Issuance of shares for compensation of employee and non-employee services	210,773	225,776	155,556
Post-employment benefits costs	43,438	77,396	68,701
Changes in operating assets and liabilities
Accounts receivable	529,588	134,213	(1,046,645)
Prepayment and other current assets	(564,100)	(234,065)	(287,352)
Other assets – non current	(98,727)	209,002	(70,509)
Accounts payable	(255,154)	-	(473,498)
Other current liabilities	(2,649)	1,469	(15,129)
Accrued expenses	(119,853)	(40,403)	(147,015)
Taxes payable	63,121	(17,094)	(3,680)
Operating lease liabilities	(353,997)	-	-
Net cash used in operating activities	(3,208,138)	(3,548,656)	(5,186,048)
Cash flows from investing activities
Oil and gas exploration and development costs	(5,414,817)	(2,448,270)	(357,333)
Purchase of property and equipment	(1,684)	(311,559)	-
Net cash used in investing activities	(5,416,501)	(2,759,829)	(357,333)
Cash flows from financing activities
Proceeds from issuance of convertible notes and warrants, net of issuance cost	8,589,000	-	-
Proceeds from exercise of warrant shares	1,950,000	-	-
Proceeds from issuance of ordinary shares by ATM offering, net of issuance cost	4,366,642
Repayment of bank loan	(980,452)	-	(125,289)
Repayment of long term loan to a third party	(1,000,000)	-	(1,000,000)
Net cash provided by (used in) financing activities	12,925,190	-	(1,125,289)
Net change in cash and restricted cash	4,300,551	(6,308,485)	(6,668,670)
Cash and restricted cash at beginning of year	3,095,014	9,403,499	16,072,169
Cash and restricted cash at end of year	$7,395,565	$3,095,014	$9,403,499

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$23,836	$15,673	$10,891
Income tax	$-	$-	$-

Non-cash investing and financing activities
Asset retirement obligations	$188,873	$-	$364,272
Purchase of oil and gas property financed by accounts payable	$-	$1,061,945	$-
Conversion of Convertible Note to ordinary shares	$4,033,040	$-	$-
Right-of-use assets acquired under operating leases in exchange for operating liabilities	$705,443	$-	$-

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

The following diagram illustrates the Company’s structure, including its consolidated holding and operating subsidiaries as of December 31, 2022:

Corporate Structuring

Details of the subsidiaries of the Company as of December 31, 2022 are set out below:

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

On a monthly basis, based on TAC, the Company submitted to Pertamina an Entitlement Calculation Statement (“ECS”) stating the amount of money that GWN is entitled to. Such entitlement is made through the proceeds of the sale, conducted by Pertamina, of the crude oil produced in the block on a monthly basis based on the prevailing ICP, but capped at 65% of such monthly proceeds. In addition, the Company is also entitled to an additional 26.79% of the remaining 35% of the proceeds from the sale of the crude oil as part of the profit sharing. Both of these two portions of entitlements are recognized as revenue of the Company, net of tax. Section “Revenue Recognition” of Note 2 provides further discussion about the accounting treatment of these entitlements.

After May 2020, the Company continued the operatorship of Kruh Block under a KSO contract. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between the two contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% (sixty-five percent) of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per barrel of oil (“bbl”) multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract were not carried over to the KSO, meaning that the cost recovery balance was reset to nil with the commencement of the operatorship under the KSO in May 2020. As of December 31, 2022 and 2021, the unrecovered expenditures on KSO operations are $6,700,186 and $3,087,881, respectively.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the valuation of warrant liabilities, allowance for receivables, estimated useful lives of property and equipment, oil and gas depletion, impairment of long-lived assets, asset retirement obligations, provision for post-employment benefit, income taxes and related deferred tax valuation allowances. Actual results could differ from those estimates and judgments.

Cash

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Company had no cash equivalents as of December 31, 2022 and 2021.

Restricted cash

Restricted cash includes cash pledged for bank loan facilities, cash deposits in special account for the abandonment and site restoration and as performance guarantee in the oil and gas concessions in which the Company operates.

Foreign Currency Transaction

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

Accounts receivable and other receivables

Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2022, 2021 and 2020, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts, respectively.

Credit and concentration risk

As of December 31, 2022 and 2021, all of the Company’s accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the KSO by Pertamina. This concentration of receivables from one party may impact the Company’s overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2022, 2021 and 2020, 100% of the Company’s revenues were generated through the operatorship of Kruh Block. The Company does not believe that there will be any material adverse change in the operatorship of Kruh Block or the KSO.

The Company places its cash and restricted cash, with reputable financial institutions that have high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

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

Oil and gas property, net

The Company follows the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, such as the TAC and KSO Kruh Block, are capitalized. As of December 31, 2022 and 2021, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2022 and 2021.

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

For the years ended December 31, 2022 and 2021, the estimated proved reserves were considered based on the operatorship of the Kruh Block under the TAC through May 2020 and then the KSO from June 2020 and expiring in May 2030.

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

Operating Leases

The Company adopted Accounting Standards Codification 842 (“ASC 842”) on January 1, 2022 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

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

As of December 31, 2022 and 2021, asset retirement obligations were $448,720 and $321,253, respectively.

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

Actuarial gains or losses are recognized in the other comprehensive income (“OCI”) and excluded permanently from net profit or loss. Expected returns on plan assets are not recognized in net profit or loss. Expected returns are replaced by recognizing interest income (or expense) on the net defined asset (or liability) in net profit or loss, which is calculated using the discount rate used to measure the pension obligation. See note 13 for further information.

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

The revenue is calculated based on the proceeds of the sales of the crude oil produced by the Company and conducted by Pertamina, for TAC with a 65% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia. In addition, the Company is also entitled to an additional 26.7857% of the remaining 35% of such sales proceeds as part of the profit sharing. Both of these two portions are recognized as revenue of the Company, net of tax. For KSO with a 80% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia plus 80% of the operating cost per bbl multiplying NSO. In addition, the Company is also entitled to an additional 23.5294% of the remaining 20% of such sales proceeds as part of the profit sharing. In the TAC, all oil produced was shareable between Pertamina and the Company, while in the KSO, a NSO production is determined and agreed between Pertamina and the Company so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the Company’s revenue and production sharing portion shall be determined only from the production above the NSO baseline.

The Company does not have any contract assets (unbilled receivables) since revenue is recognized when control of the crude oil is transferred to the refinery and the payment for the crude oil is not contingent on a future event.

There were no contract liabilities as of December 31, 2022 and 2021.

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

For the years ended December 31, 2022 and 2021, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax benefits. The Company does not expect that its assessment regarding unrecognized tax position will materially change over the following 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Warrant Liabilities

The Company accounts for the warrants issued in connection with its convertible note financing (see note 9) in 2022 in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and will be recorded as liabilities. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations. Such warrants are valued using the Black-Scholes option-pricing model as no observable traded price was available for such warrants. See note 9 for further information.

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

The carrying values of the Company’s financial instruments, including cash, restricted cash, accounts receivable, other current assets, accounts payables, other current liabilities, accrued expenses and tax payables, approximate their fair values due to the short-term nature of these instruments.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021, indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
December 31, 2022

L1 Capital Warrants (See note 9)	$-	$-	$1,389,643

Provision for post-employment benefits (See note 13)	$-	$-	$99,588

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
December 31, 2021

Provision for post-employment benefits	$-	$-	$115,393

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

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of equity but are excluded from net income or loss. Other comprehensive income or loss consists of actuarial gain or loss for post-employment benefits.

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

Net Loss per Ordinary Share

Basic net loss per share is determined by dividing net loss attributable to ordinary shareholders by the weighted average number of the Company’s ordinary shares, outstanding during the period, without consideration of potentially dilutive securities, except for those ordinary shares that are issuable for little or no cash consideration. Diluted net loss per share is determined by dividing net loss attributable to ordinary shareholders by diluted weighted average ordinary and dilutive ordinary equivalent shares outstanding. Diluted weighted average shares reflects the dilutive effect, if any, of potentially dilutive ordinary shares, such as stock options and warrants calculated using the “treasury stock” and/or “if converted” methods, as applicable. In periods with reported net operating losses, all potential dilutive securities are generally deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal.

For the year end December 31, 2022, the following potentially dilutive securities were excluded from the computation of diluted earnings per share because their effects would be anti-dilutive:

	December 31,	December 31,
	2022	2021
Warrants issued to L1 Capital (see note 9)	442,240	-
Convertible note issued to L1 Capital (see note 9) (i)	16,667	-
Share options granted to the executive management	200,000	637,500
Total	658,907	637,500

(i)	Convertible note is assumed to be converted at the exercise price of $6.00 per share (subject to adjustment) as disclosed in note 9.

Recently issued accounting standards

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company has adopted this standard beginning on January 1, 2023 and the adoption of ASU 2016-13 did not have a material impact on its consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 3 – LIQUIDITY AND CAPITAL RESOURCES

As reflected in the Company’s consolidated financial statements, the Company has incurred a net loss of $3,122,592, $6,083,379 and $6,951,698 for the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company had a negative cash flow from operating activities of $3,208,138, $3,548,656 and $5,186,048, respectively. As of December 31, 2022 and 2021, the Company had accumulated deficits of $36,940,753 and $33,818,161, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2022, the Company had total cash of $5,895,565 and a working capital of $6,651,052. The Company has financed the operations primarily through cash flow from operations, loans from banks, and proceeds from equity instrument financing, where necessary. During the year ended December 31, 2022, the Company received an aggregated of $8,589,000 from issuance of convertible notes and warrants to L1 Capital Global Opportunities Master Fund (“L1 Capital”), and $1,950,000 of proceeds from exercises of warrants by L1 Capital (see note 9 for details). On July 22, 2022, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as its sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000 (see note 15 for details). During the year ended December 31, 2022, the Company received net proceeds of $4,366,642 through issuance of ordinary shares by ATM offering.

As of the date of this filing, the Company had approximately $4.8 million of cash, which is placed with financial institutions and is unrestricted as to withdrawal or use. The Company intends to meet the cash requirements for the next 12 months from the issuance date of the Company’s audited consolidated financial statements. Management’s plan for mitigating the conditions of substantial doubt about the Company’s ability to continue as a going concern includes a combination of improving operational efficiency, debt financing and financial support from the Chief Executive Officer and Chairman of the Board of the Company. The Company will collect the receivables more closely and review the payment schedule in a planned manner, especially for seismic and G&G study. The Company will focus on the completion and full interpretation of seismic operations that will take approximately 12 months, and after which the Company will plan to re-start the continuous new well drilling campaign at Kruh Block. There will be no new well drilling activity for the next 12 months till May 2024. The Company currently does not have any outstanding short-term or long-term bank borrowings balance. Management expects that it will be able to obtain new bank loans based on past experience and the Company’s good credit history. In addition, Mr. Wirawan Jusuf, the Chief Executive Officer and Chairman of the Board of the Company, has agreed to provide $2 million of financial support in the form of debt to the Company to enable the Company to meet its obligations and commitments as they become due for at least next 12 months.

The Company believes that the current cash and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s accompanying audited consolidated financial statements. Management believes that it is probable that the above plans can be effectively implemented, and it is probable that such plans will mitigate the conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern. The Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

NOTE 4 – CASH AND RESTRICTED CASH

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the total of such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2022	2021
Cash	$5,895,565	$595,014
Restricted cash – current	-	1,000,000
Restricted cash - non-current	1,500,000	1,500,000
Total Cash and Restricted cash	$7,395,565	$3,095,014

As of December 31, 2022 and 2021, the restricted cash related to (i) cash held in a special account as collateral against a bank loan with amount of nil and $1,000,000 respectively, (ii) cash held in a time deposit account at Bank Mandiri’s Jakarta Cut Meutia Branch with amount equal to $1,500,000 and $1,500,000, respectively, used as collateral for the issuance of a bank guarantee related to the implementation of the Company’s contractual commitments for Citarum Block until July 2024.

NOTE 5 – PREPAYMENT AND OTHER ASSETS

	As of December 31,
	2022	2021
Prepaid VAT taxes	$1,176,771	$555,929
Other receivables	186,840	8,933
Consumables and spare parts	121,740	136,623
Prepaid expenses	18,750	238,516
Prepayment and other current assets	$1,504,101	$940,001

Prepaid to well equipment	$635,052	$545,908
Deposit and others	268,666	250,000
Durable spare parts	114,528	123,611
Other non-current assets	$1,018,246	$919,519

NOTE 6 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas property by classification.

	As of December 31,
	2022	2021
Oil and gas property – subject to amortization	$28,740,479	$23,828,143
Accumulated depletion	(9,411,476)	(8,364,480)
Accumulated impairment	(11,859,183)	(11,859,183)
Oil and gas property – subject to amortization, net	$7,469,820	$3,604,480

Oil and gas property – not subject to amortization	$1,151,804	$1,151,804
Accumulated impairment	-	-
Oil and gas property – not subject to amortization, net	$1,151,804	$1,151,804

The following shows the movement of the oil and gas property – subject to amortization balance.

Oil and Gas Property – Kruh Block
January 1, 2020	$1,427,486
Additional capitalization	201,972
Asset retirement costs	364,272
Depletion	(654,743)
December 31, 2020	$1,338,987
Additional capitalization	2,916,102
Depletion	(650,609)
December 31, 2021	$3,604,480
Additional capitalization	4,723,463
Asset retirement costs	188,873
Depletion	(1,046,996)
December 31, 2022	$7,469,820

During the years ended December 31, 2022, 2021 and 2020 the Company incurred an aggregated development costs and abandonment and site restoration provisions, which were capitalized, at $4,912,336, $2,916,102 and $566,244 respectively, mainly for the purpose of the geological and geophysical studies and drilling of wells.

Depletion recorded for production on properties subject to amortization for the years ended December 31, 2022, 2021 and 2020 were $1,046,996, $650,609 and $654,743 respectively.

Furthermore, for the years ended December 31, 2022 and 2021, the Company has conducted ceiling test to which the present value of the estimated future net revenues generated by the oil and gas property - Kruh Block Proven exceed the carrying balances. As a result, no impairment was recognized.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2022	2021
Drilling and production tools	$1,499,535	$1,499,535
Leasehold improvement	323,675	321,991
Production facilities	93,049	93,049
Computer and software	5,605	5,605
Housing and welfare	4,312	4,312
Furniture and office equipment	4,013	4,013
Equipment	1,650	1,650
Total	1,931,839	1,930,155
Less: accumulated depreciation	(1,730,344)	(1,637,617)
Property and equipment, net	$201,495	$292,538

Depreciation charged to expense amounted to $92,727, $160,246 and $44,108 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 8 – BANK LOAN

Bank loans consist of the following:

	As of December 31,
	2022	2021
PT Bank UOB Indonesia	$-	$980,452
Total	$-	$980,452

On November 14, 2016, PT Green World Nusantara, an Indonesian subsidiary of the Company that operates the Kruh Block, entered in an agreement and obtained a bank loan in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of one year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which the Company deposits a balance of $2,000,000 for the purpose of pledging this loan. The pledge decreased to $1,000,000 since the facility decreased from $1,900,000 to $1,000,000 on March 2, 2020. On September 19, 2022, the unpaid balance in the amount of $980,452 have been repaid. Following the full repayment, this overdraft loan was terminated on November 14, 2022.

The Company has recorded interest expenses on the loan of $7,864, $11,220 and $10,891 for the years ended December 31, 2022, 2021 and 2020, respectively. The interest expense is recorded in the other income (expenses), net on the consolidated statements of operations and comprehensive loss, and unpaid interest is recorded in the consolidated balance sheets under accrued expenses.

NOTE 9 – FINANCIAL LIABILITY

	December 31, 2022	December 31, 2021
Convertible note payable, net of debt issuance costs	$52,143	$-
Warrant liabilities, net of debt issuance costs	$1,389,643	$-

On January 21, 2022 (the “Initial Closing Date”), the Company closed an initial $5,000,000 tranche (the “First Tranche”) of a total then anticipated $7,000,000 private placement with L1 Capital pursuant to the terms of a Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital (the “Purchase Agreement”). In connection with the closing of the First Tranche, the Company issued to the L1 Capital (i) a 6% Original Issuance Discount Senior Convertible Note in a principal amount of up to $7,000,000.00 (the “Note”) and (ii) a five-year Ordinary Share Purchase Warrant (the “Initial Warrant”) to purchase up to 383,620 ordinary shares at an exercise price of $6.00 per share, subject to adjustment. As of the date of the original Purchase Agreement, a second tranche (the “Second Tranche”) of funding under the Note in the amount of $2,000,000 (the “Second Tranche Amount”) was contemplated. The Note was subject to a deduction of a 6.0% original issuance discount. Except as upon an Event of Default (as defined in the Note), the Note did not bear interest.

Beginning 120 days after the Initial Closing Date, the Company was required to commence monthly installment payments of the Note through maturity (or 14 payments) (“Monthly Payments”), which Monthly Payments could be made, at the Company’s election, in cash or ordinary shares (or a combination of cash and ordinary shares), with such ordinary shares being issued at a valuation equal to the lesser of: (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the ordinary shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date, with a floor price of $1.20 per share. In addition, at any time following the date of effectiveness of a Registration Statement covering the applicable ordinary shares underlying the Note (such Registration Statement having been declared effective on June 1, 2022), the Note is convertible (in whole or in part), at the option of L1 Capital, into such number of fully paid and non-assessable ordinary shares determined by dividing (x) that portion of the outstanding principal amount of the Note that L1 Capital elects to convert by (y) $6.00 per share, which price was subject to adjustment as provided in the Note. Upon the occurrence of any Event of Default that has not been remedied, the Company would be obligated to pay to L1 Capital an amount equal to one hundred twenty percent (120%) of the outstanding principal amount of the Amended Note on the date on which the first Event of Default has occurred.

On March 4, 2022, the Company and L1 Capital entered into a First Amendment to the Purchase Agreement and an Amended and Restated Senior Convertible Promissory Note (the “Amended Note”) pursuant to which, among other items, Second Tranche Amount was increased from $2,000,000 to $5,000,000. Upon the funding of the Second Tranche Amount, L1 Capital was entitled to receive an additional five-year Ordinary Share Purchase Warrant (the “Second Warrant”) to purchase up to 383,620 ordinary shares at $6.00 per share (subject to adjustment).

On May 16, 2022, the Company executed and delivered to L1 Capital a Second Amended and Restated Senior Convertible Promissory Note which amends and restates the Amended Note in its entirety (the “Second Amended Note” and collectively with the Note and the Amended Note, the “Notes”). Among other matters, the Second Amended Note provided for an accelerated funding of the Second Tranche Amount, which was funded to the Company on May 23, 2022, at which time the Second Warrant was issued to L1 Capital.

Accounting for convertible notes

Adoption of ASU 2020-06

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The update removes separation models for (i) convertible debt with a cash conversion feature and (ii) convertible instruments with a beneficial conversion feature. Under ASU 2020-06, these features will be combined with the host contract. ASU 2020-06 does not impact the accounting treatment for conversion features that are accounted for as a derivative under Topic 815. The update also requires the application of the if-converted method to be used for convertible instruments and the effect of potential share settlement be included in the diluted earnings per share calculation when an instrument may be settled in cash or shares. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The amendment is to be adopted through either a fully retrospective or modified retrospective method of transition, only at the beginning of an entity’s fiscal year. Early adoption is permitted. The Company has elected to adopt the standard as of January 1, 2022.

The Company evaluated the terms of its Notes with L1 Capital and concluded that the instrument does not require separation and that there were no other derivatives that required separation. The Company evaluated the embedded features of the Notes in accordance with ASC 815-15-25 and determined that the most significant feature is the equity-like conversion option, which is not clearly and closely related to the debt host instrument. The Company further determined it would not meet the definition of a derivative, and therefore not required to be bifurcated and separately measured at fair value. As a result, there is no equity component, and the Company recorded the Notes as a single liability within long-term debt on the accompanying consolidated balance sheet.

The Initial Warrant and the Second Warrant (collectively, the “Warrants”) were issued in connection with the Notes, and exercise of such Warrants are not contingent upon conversion of the Notes; therefore, proceeds were allocated first to the Warrants based on their fair value and the residual were allocated to the Notes.

The Company incurred debt issuance costs associated with the Notes in the amount of $811,000, which are allocated to the Warrants based on assessed fair value of Warrants and residual proceeds allocated to Notes, compared to total proceeds received. Debt issuance costs associated with derivative warrant liabilities are expensed as incurred, presented as other expenses in the consolidated statements of operations. Offering costs associated with the Notes were charged as a direct deduction from the principal amount of the Notes. Debt issuance and offering costs are recorded as debt discount, which is amortized as interest expense over the term of the convertible debt instrument using the effective interest method.

With regards to the Second Tranche, due to the relatively high closing price of the ordinary shares on May 23, 2022 (the date of issuance of the Second Warrant), the fair value of Second Warrant of $4,833,325 exceeds the net proceeds received (see below for details on accounting for warrants). $133,325 of insurance loss was recognized and no residual proceeds were allocated to Notes. For the year end December 31, 2022, the total proceeds from both tranches of the Notes have supported oil well drilling of the K-27 and K-28 wells and working capital general corporate purposes.

During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the Notes has been converted into ordinary shares at $6.00 per share at L1 Capital’s election. As of December 31, 2022, the carrying value balance of the convertible note was $52,143, which was included in “Other current liabilities” on the accompanying consolidated balance sheets.

Convertible note	First Tranche	Second Tranche	Total
Initial recognition	$3,438,933	$-	$3,438,933
Amortization of insurance cost	358,155	288,095	$646,250
Conversion to ordinary shares	(3,797,088)	(235,952)	(4,033,040)
Balance as of December 31, 2022	$-	$52,143	$52,143

Accounting for warrants

The Warrants were issued in conjunction with the convertible note by a separate contract, and legally detachable and separately transferrable. The Warrants were exercisable via “cashless” exercise if there is not an effective registration statement covering resale of the ordinary share under the Warrants. The exercise price per ordinary share under the Warrants was $6.00 and subject to certain adjustments which do not meet the criteria for equity treatment in accordance with the guidance contained in ASC 815-40-15-7E. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations.

The Company recognized $915,644 for warrant liabilities upon issuance of the Initial Warrant on January 24, 2022. The Company recognized $4,833,325 for warrant liabilities upon issuance of the Second Warrant on May 23, 2022.

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of the Warrants at each reporting period since the Warrants are not actively traded. The estimated fair value of the Warrant liabilities is determined using Level 3 inputs in accordance with ASC 820, “Fair Value Measurement”. Inherent in the Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility of select peer companies that matches the expected remaining life of the Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following reflects the inputs and assumptions used:

	January 24, 2022	May 23, 2022	December 31 2022
Exercise price	$6.00	$6.00	$6.00
Share price	$3.64	$14.94	$4.66
Expected term from grant date (in years)	5.00	5.00	4.10 for Initial Warrant and 4.50 for Second Warrant
Expected volatility	96.32%	95.90%	96.03%
Risk-free interest rate	1.53%	2.88%	3.99%
Dividend yield (per share)	-	-	-

During the year ended December 31, 2022, L1 Capital has exercised 325,000 of the Initial Warrant at $6.00 per share while the Company has received $1,950,000 proceeds from exercise of these warrants. As of December 31, 2022, there were 442,240 warrants issued and outstanding.

The movement of warrant liabilities is summarized as follows:

Balance as of January 1, 2022	$-
Issuance of Initial Warrant as of January 24, 2022	915,644
Issuance of Second Warrant as of May 23, 2022	4,833,325
50,000 warrant shares exercised on June 16, 2022	(119,343)
185,000 warrant shares exercised on August 18, 2022	(915,799)
90,000 warrant shares exercised on August 29, 2022	(445,524)
Change in fair value of warrant liabilities for the year	(2,878,660)
Balance as of December 31, 2022	$1,389,643

NOTE 10 – OPERATING LEASES

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). All contracts are evaluated to determine whether or not they represent a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has operating leases primarily consisting of facilities with remaining lease terms of one year to three years. The lease term represents the period up to the early termination date unless it is reasonably certain that the Company will not exercise the early termination option.

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company does not hold any finance leases as of December 31, 2022.

The Company also has certain leases related to equipment and tools. A short-term lease is a lease with a term of 12 months or less and does not include the option to purchase the underlying asset that we would expect to exercise. The Company has elected to adopt the short-term lease exemption in ASC 842 and as such has not recognized a “right of use” asset or lease liability for these short-term leases.

The Company’s lease agreements generally do not provide an implicit borrowing rate, therefore 3-year Indonesia government bond yield to maturity was used at lease commencement date for purposes of determining the present value of lease payments.

The components of lease expense were as follows for each of the periods presented:

	December 31, 2022	December 31, 2021
Operating lease expense	$353,997	-
Short-term lease expense	1,061,609	690,203
Total operating lease costs	1,415,606	690,203
Other information
Operating cash flows used in operating leases	323,099	-
Weighted average remaining lease term (in years)	1.38	-
Weighted average discount rate	5.612%	-

Future lease payments included in the measurement of operating lease liabilities as of December 31, 2022 is as follows:

December 31, 2022
2023	$263,708
2024	103,396
367,104
Less: discount on operating lease liabilities	(15,658)
Present value of operating lease liabilities	351,446
Less: Current portion of operating lease liabilities	(255,845)
Non-current portion of operating lease liabilities	95,601

NOTE 11 – TAXES

The Company and its subsidiaries file tax returns separately.

1) Value added tax (“VAT”)

The Company’s subsidiaries’ activities and revenues are not subject to VAT. VAT is typically due on events involving the transfer of taxable goods or the provision of taxable services in Indonesia, except for some goods and services, such as mining or drilling products extracted directly from their sources, for example crude oil, natural gas and geothermal energy.

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

Indonesia

The Company’s subsidiaries incorporated in Indonesia are subject to Indonesia Corporate Income Tax (“CIT”) law. Pursuant to the Indonesia CIT law, given the specific year (2020) in which the KSO was signed, GWN’s KSO operations are subject to a CIT rate of 25%. Unless GWN fully recovers its expenditures, the GWN’s KSO operations are effectively exempted from the application of the CIT. Upon the expiry of the KSO, any unrecovered portion of the Kruh Block oil and gas investment will be deemed as waived by the Company and will not be available for tax deduction purposes for any future earnings. As of December 31, 2022 and 2021, the unrecovered expenditures on KSO operations are $6,700,186 and $3,087,881, respectively.

Pursuant to the Indonesia CIT law, standard CIT rate was adjusted from 25% to 22%. Other Indonesia subsidiaries are subject to a flat standard CIT rate of 22%, on which these subsidiaries would not be eligible for 50% tax discount anymore and therefore should use the standard CIT rate from 2021 onwards.

The components of the income tax provision are:

Years Ended December 31,
	2022	2021	2020
Current	$-	$-	$-
Deferred	-	-	-
Total income tax provision	$-	$-	$-

The loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	Years Ended December 31,
	2022	2021	2020
Indonesia	$(1,220,088)	$(3,724,160)	$(1,867,427)
Foreign	(1,902,504)	(2,359,219)	(5,084,271)
Total loss before income taxes	$(3,122,592)	$(6,083,379)	$(6,951,698)

The reconciliation of income taxes provision computed at the statutory tax rate applicable to income tax provision are as follows:

	Years Ended December 31,
	2022	2021	2020
Loss before income tax	$(3,122,592)	$(6,083,379)	$(6,951,698)
Computed income tax benefit with statutory income tax rate	(686,970)	(1,338,343)	(1,737,925)
Effect of tax holiday and preferential tax rate	-	-	16,759
Effect of different tax rates in other jurisdictions	418,276	518,955	1,281,519
Effect of different tax rates for the TAC/KSO operations	(26,458)	(100,210)	(86,668)
Effect of tax exemption for unrecovered expenditures on TAC/KSO operations	220,486	835,085	520,007
Effect of tax rates adjustment	-	(48,370)	-
Change in valuation allowance	74,666	132,883	6,308
Total income tax provision	$-	$-	$-

The components of the deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2022	2021
Deferred tax assets
Tax loss carry forwards	$290,752	$216,086
Operating lease liabilities	87,862	-
Total deferred tax assets, gross	378,614	216,086
Less: valuation allowance	(290,752)	(216,086)
Total deferred tax assets, net	$87,862	$-

Deferred tax liabilities
Operating lease right-of-use assets	(87,862)	-
Total deferred tax liabilities	(87,862)	-
Deferred tax assets, net	-	-
Deferred tax liabilities, net	-	-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. As of December 31, 2022 and 2021, the Company had tax operating loss carry forwards of $120,640 and $118,974, respectively from its subsidiary in Hong Kong and $1,231,123 and $892,978, respectively from its subsidiaries in Indonesia, which can be carried forward to offset taxable income. The net operating loss will be carried forward indefinitely under Hong Kong Tax regulations, while the net operating loss will begin to expire in year 2023 if not utilized under Indonesian Tax regulations. As of December 31, 2022 and 2021, the Company had a valuation allowance against deferred tax assets on tax loss carry forward of $290,752 and $216,086, respectively.

NOTE 12 – LONG TERM LOAN

	As of December 31,
	2022	2021
Loan from a third party	$-	$1,000,000
Total	$-	$1,000,000

On July 19, 2016, GWN entered into a loan agreement with Thalesco Eurotronics Pte Ltd. (“Thalesco”) and obtained a loan facility in the amount of $2,000,000 with original maturity date on July 30, 2017, and renewed until July 30, 2020, to finance the drilling of one well in Kruh Block. On June 3, 2019, the loan was further extended until May 22, 2023. The loan bears an interest rate of 1.5% per annum.

On August 25, 2020, the Company repaid $1,000,000 principal sum to Thalesco and on October 12, 2022, made repayment of the remaining $1,000,000 principal sum.

The interest expense related to the loan is recorded in the other income (expenses), net in the consolidated statement of operations and comprehensive loss, and unpaid interest is recorded in the consolidated balance sheets under accrued expenses. The Company has recorded interest expenses of $15,972, $15,000, and $24,380 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 13 – PROVISION FOR POST-EMPLOYMENT BENEFITS

Provision for post-employment benefits consists of the following:

	As of December 31,
	2022	2021
Provision for post-employment benefits	$99,588	$115,393

The provision for post-employment benefits are recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

The following outlines how each category of employee benefits is measured, providing reconciliation on present value of Defined Benefit Obligation and Plan Asset.

	As of December 31,
	2022	2021
Present Value of Defined Benefit Obligation (“DBO”) and Fair Value of Plan Assets
Present Value of DBO, at the Beginning of Year	$115,393	$68,701
Current service cost	36,824	69,157
Interest cost on the DBO	6,615	4,198
Employee benefits are already noted for quit employees	-	4,041
Present Value of DBO, (expected) at the End of Year	158,832	146,097
Actuarial gain on DBO	(59,244)	(30,704)
Present Value of DBO, (actual) at the End of Year	$99,588	$115,393

Fair Value of Plan Assets at the Beginning of Year	$-	$-
Interest income on Plan Assets	-	-
Company contribution to Plan Assets	-	-
Exchange rate impact	-	-
Fair Value of Plan Assets, (expected) at the End of Year	-	-
Actuarial gain or loss on Plan Assets	-	-
Fair Value of Plan Assets, (actual) at the End of Year	$-	$-

The effect of asset ceiling	-	-

Provision for post-employment benefits	$99,588	$115,393

The following are key information for the recalculation of employee benefits obligations as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Liabilities at the Beginning of Year	$115,393	$68,701
Post-employment benefits costs	43,439	77,396
Actuarial gain on liabilities	(59,244)	(30,704)
Company contribution	-	-
Employee benefits paid	-	-
Liabilities at the End of Year	$99,588	$115,393

The Company recorded actuarial gains of $59,244, $30,704 and nil for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company realized actuarial gain of nil, nil and $46,805 for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes the quantitative information about the Company’s level 3 fair value measurements in the determination of the balance of the post-employment benefits, which utilize significant unobservable inputs:

Actuarial Assumption	December 31, 2022	December 31, 2021
Discount Rate	6.77% and 5.17%	5.99% and 3.06%
Expected Return on Plan Assets	N/A	N/A
Wage Increase Rate	7.00%	7.00%
Mortality Rate	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019
Disability Rate	5% of TMI IV 2019	5% of TMI IV 2019
Normal retirement age	58 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030	55 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030

Withdrawal Rate	Age	Rate	Age	Rate
	20 – 29	6.0%	20 – 29	6.0%
	30 – 39	5.0%	30 – 39	5.0%
	40 – 44	3.0%	40 – 44	3.0%
	45 – 49	2.0%	45 – 49	2.0%
	50 – 57	1.0%	50 – 57	1.0%
	>57	0.0%	>57	0.0%

NOTE 14 – SHARE BASED COMPENSATION EXPENSES

Share options

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

In connection with the Reverse Stock Split, the total number of share options granted on February 1, 2019, decreased from 1,700,000 to 637,500.

On December 19, 2019, associated with the Company’s registered IPO, a mutual understanding between the Company and the executive management, about the nature of the compensatory and equity relationships established by the Option award were established. 637,500 share options were granted to the executive management with an exercise price of $11.00.

b) Valuation assumptions

The estimated fair value of each share option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Date of grant
Expected volatility	96.49% - 99.62%
Risk-free interest rate	1.79%
Expected term from grant date (in years)	3.50-6.00
Dividend rate	-
Dilution factor	0.9203
Fair value	$7.01-$8.26

The expected volatility at each grant date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the share options. The weighted average volatility is the expected volatility at the grant date weighted by the number of share options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. The contractual term is the remaining contract life of the share options. The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US dollars at the share option grant date.

c) Share options activities

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding as of January 1, 2020	-	-	-	-
Granted	637,500	$11.00	8.80	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2020	637,500	$11.00	7.80	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2021	637,500	$11.00	6.80	-
Granted	-	-	-	-
Exercised	(437,500)	-	-	-
Forfeited	-	-	-	-

Vested as of December 31, 2022	200,000	$11.00	5.80	-
Outstanding as of December 31, 2022	200,000	$11.00	5.80	-

On March 3, 2022, certain of the Company’s executive officers exercised 437,500 vested options to purchase restricted ordinary shares on a “net share settlement” basis. 199,259 shares were issued upon exercise.

For the years ended December 31, 2022, 2021 and 2020, share-based compensation expenses recognized associated with share options granted by the Company were $526,496, $1,288,583, and $3,007,081, respectively. As of December 31, 2022 and 2021, there was nil and 526,496 of unrecognized share-based compensation related to the share options granted to the Company’s executive management.

Restricted shares

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

On January 1, 2022, the Company issued 60,000 of the Company’s restricted ordinary shares to Frank Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2022 and 30,000 shares vesting on January 1, 2023. Such ordinary shares were valued at $2.85 per share, which was based on the closing price of the shares traded on the NYSE American exchange on January 3, 2022.

On April 28, 2022, the Company issued 2,105 ordinary shares to Srax, Inc. as compensation for the advisory services provided in connection with the Company’s investor relations efforts. Such ordinary shares were valued at $19.00 per share, which was based on the closing price of the shares traded on the NYSE American exchange on April 28, 2022.

The Company has recorded compensation of employee and non-employee services associated with above issuance of ordinary shares of $210,773, $225,776 and $155,556 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 15 – EQUITY

The Company was established under the laws of the Cayman Islands on April 24, 2018 and IEC issued 1,000 ordinary shares to Maderic. The authorized number of ordinary shares was 100,000,000 shares with par value of US$0.001 each upon establishment.

On June 30, 2018, the Company entered into two agreements with Maderic and HFO (the two then shareholders of WJ Energy): a Sale and Purchase of Shares and Receivables Agreement and a Debt Conversion Agreement (collectively, the “Restructuring Agreements”). The intention of the Restructuring Agreements was to restructure the Company’s capitalization. As a result of the transactions contemplated by the Restructuring Agreements: (i) WJ Energy (including its assets and liabilities) became a wholly-owned subsidiary of the Company, (ii) loans amounting to $21,150,000 and $3,150,000 that were owed by WJ Energy to Maderic and HFO, respectively, were converted for nominal value into ordinary shares of the Company and (iii) the Company issued an aggregate of 15,999,000 ordinary shares to Maderic and HFO. The above-mentioned transaction is accounted for as a nominal share issuance (the “Nominal Share Issuance”).

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

On September 7, 2021, the Company issued 35,000 ordinary shares to Frank Ingriselli, the President of the Company, as a compensation as per his employment contract.

On September 15, 2021, the Company issued 5,000 ordinary shares to TraDigital Marketing Group, Inc. as a compensation for the digital marketing services provided in order to enhance investor awareness.

On January 1, 2022, the Company issued 60,000 of the Company’s restricted ordinary shares to Frank Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2022 and 30,000 shares vesting on January 1, 2023.

On March 3, 2022, certain of the Company’s executive officers exercised vested options to purchase restricted ordinary shares on a “net share settlement” basis. 199,259 shares were issued upon exercise.

On April 28, 2022, the Company issued 2,105 ordinary shares to Srax, Inc. as compensation for the advisory services provided in connection with the Company’s investor relations efforts.

From June 2, 2022 to June 9, 2022, L1 Capital elected to convert an aggregate of $9,600,000 principal amount of the Notes into ordinary shares at $6.00 per share. On August 18, 2022, L1 Capital elected to further convert $300,000 principal amount of the Notes into ordinary shares at $6 per share. In total, 1,650,000 ordinary shares were issued upon convertible note conversion.

On June 16, 2022, L1 Capital exercised 50,000 Warrants to purchase 50,000 ordinary shares at $6.00 per share.

On the same day, L1 Capital exercised 185,000 warrants to purchase a like number of ordinary shares at a price of $6.00 per share for proceeds to the Company of $1,110,000. On August 29, 2022, L1 Capital exercised an additional 90,000 warrants to purchase a like number of ordinary shares at a price of $6.00 per share for proceeds to the Company of $540,000. In total, 325,000 ordinary shares were issued upon warrant exercise.

On July 22, 2022, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares (the “ATM Shares”) having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM Shares, if offered and sold by the Company, will be offered and sold pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of the Company’s shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the Securities and Exchange Commission on February 16, 2021. On August 25, 2022, the Company sold 177,763 ATM Shares at $10.7407 per share for net proceeds (after Sales Agent commissions) of $1,801,193. On August 25, 2022, the Company sold an additional 280,612 ATM Shares at $10.1090 per share for net proceeds (after Sales Agent commissions) of $2,750,449.

As of December 31, 2022 and 2021, the Company has a total of 10,142,694 and 7,447,955 ordinary shares outstanding, respectively.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of December 31, 2022.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

The Kruh Block covers a 258 square kilometer area with a TAC contract until May 20, 2020, continued with a KSO contract until May 20, 2030. The Company has material commitments in regard to Kruh Block and material commitments in regard to the exploration activity in the Citarum Block and development and exploration activities in Kruh Block following the extension of the operatorship in May 2020. The Company has also entered into a joint study program for the Rangkas Area to evaluate the oil and gas potential of the area. The following table summarizes future commitments amounts on an undiscounted basis as of December 31, 2022 for all the planned expenditures to be carried out in Kruh Block, Citarum Block and the Rangkas Area:

		Future commitments
	Nature of commitments	2023	2024	2025 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$950,000
2D seismic	(a)	-	846,182	5,203,818
sure3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments - Citarum PSC		$-	$996,182	$38,253,818
Kruh Block KSO				-
Operating commitments	(d)	$2,151,043	$3,039,964	$45,624,287
Production facility		-	100,000	1,300,000
G&G studies	(a)	200,000	100,000	500,000
2D seismic	(a)	-	1,250,000	-
3D seismic	(a)	476,323	758,355	-
Drilling	(a)(c)	-	6,000,000	15,000,000
Workover		144,893		-
Certification		250,000		-
Abandonment and Site Restoration	(a)	87,994	87,994	483,967
Total commitments - Kruh KSO		$3,310,253	$11,336,313	$62,908,254
Total Commitments		$3,310,253	$12,332,495	$101,162,072

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to the Company’s economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Operating commitments are primarily production operation costs related to or associated to the maintenance well work scheduled to be performed on the oil wells with respect to the Kruh Block KSO.

NOTE 17 – SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following supplemental unaudited information regarding the Company’s oil and gas activities is presented pursuant to the disclosure requirements of ASC 932. All oil and gas operations are located in Indonesia.

All of the Company’s operations are directly related to oil and natural gas producing activities from the Kruh Block in Indonesia.

Capitalized Costs Relating to Oil and Gas Producing Activities

	As of December 31,
	2022	2021	2020
Proved properties
Mineral interests	$15,084,658	$15,084,658	$15,084,658
Wells, equipment and facilities	13,655,822	8,743,485	5,827,384
Total proved properties	28,740,480	23,828,143	20,912,042

Unproved properties
Mineral interests	1,151,804	1,151,804	1,113,494
Uncompleted wells, equipment and facilities		-	-
Total unproved properties	1,151,804	1,151,804	1,113,494

Less accumulated depletion and impairment	(21,270,660)	(20,223,663)	(19,573,055)
Net Capitalized Costs	$8,621,624	$4,756,284	$2,452,481

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

	Years Ended December 31,
	2022		2021		2020
GWN (Kruh)
Exploration	$			$-	$-
Development		4,912,336		2,916,102	566,244
		$4,912,336		$2,916,102	$566,244
CNE (Citarum)
Exploration	$		$		$155,362
Development		-		38,309	-
	$			$38,309	$155,362
GWN (Rangkas)
Exploration		$-	$		$4,943
Development		-		-	-
		$-		$-	$4,943
Total Costs Incurred in Oil and Gas Property Exploration, and Development		$4,912,336		$2,954,411	$726,549

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

	Years Ended December 31,
	2022	2021	2020
Oil and gas revenues	$4,097,403	$2,452,540	$1,980,773
Production costs	(2,953,254)	(2,492,476)	(2,017,856)
Depletion, depreciation, and amortization	(1,139,723)	(810,855)	(698,851)
Result of oil and gas producing operations before income taxes	$4,426	$(850,791)	$(735,934)
Provision for income taxes	-	-	-
Results of oil and gas producing operations	$4,426	$(850,791)	$(735,934)

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

The table below shows the individual qualifications of the Company’s internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	45	12	-	33	23

Denny Radjawane	Geophysics	M.S.	32	12	-	20	15
Fransiska Sitinjak	Petroleum Engineering	M.S.	19	5	14	-	9
Yudhi Setiawan	Geology	B.S.	20	14	2	4	2
Oni Syahrial	Geology	B.S.	16	2	-	14	9
Juan Chandra	Geology	B.S.	17	2	-	15	10

*	The individuals from the reserves estimation team are member of at least one of the following professional associations: American Association of Petroleum Geologists (AAPG), Indonesian Association of Geophysicist (HAGI), Indonesian Association of Geologists (IAGI), Society of Petroleum Engineers (SPE), Society of Indonesian Petroleum Engineers (IATMI) and Indonesian Petroleum Association (IPA).

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

As of December 31, 2022 and 2021, the Company estimates that it will be entitled to approximately 57.56% and 46.65% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block. The estimates are based on the extension of the Kruh Block operatorship to May 2030 and the cost recovery balance reset to nil in May 2020.

Following the confirmation of the Kruh Block extension, the Company approved a development plan for a drilling program of 14 Proved Undeveloped Reserves (or PUD) wells, according to the schedule below:

	Unit\Year	2024	2025	2026	Total
Planned PUD wells	Gross well	4	6	4	14
Future wells costs (1)	US$	6,000,000	9,000,000	6,000,000	21,000,000
Total gross PUD added	Bbls	528,472	725,694	431,165	1,685,331
Total net PUD added	Bbls	304,175	417,690	248,168	970,033

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

The fiscal 2022 and 2021 proved developed and undeveloped reserves are summarized in the tables below:

	Crude Oil (Bbls) as of December 31,
	2022	Note	2021	Note
Total Proved Developed (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	3,253,617		4,309,877
Revisions of previous estimates	(1,121,980)	(a)	(988,090)	(1)
Improved recovery	(12,763)	(b)	(7,533)	(2)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(62,467)	(c)	(60,637)	(3)
Sale of minerals in place	-		-
End of the period	2,056,407		3,253,617
Net Proved Developed Reserves (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	1,517,841		2,532,934
Revisions of previous estimates	(290,926)	(d)	983,291	(4)
Improved recovery	(7,346)	(e)	(3,514)	(5)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(35,954)	(f)	(28,288)	(6)
Sale of minerals in place	-		-
End of the period	1,183,615		1,517,841
Total Proved developed reserves (PDP)
Beginning of the period	311,211		239,357
Revisions of previous estimates	5,476	(g)	(32,132)	(7)
Improved recovery	(12,763)		(7,533)	(8)
Purchase of minerals in place	-
Extensions and discoveries	125,425	(h)	104,436
Production	(58,273)	(i)	(57,181)	(9)
Sale of minerals in place	-		-
End of the period	371,076		311,211
Total Proved undeveloped reserves (PUD)
Beginning of the period	2,942,406		4,070,520
Revisions of previous estimates	(1,127,456)	(j)	(1,020,222)	(10)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	(125,425)	(k)	(104,436)
Production	(4,194)	(l)	(3,456)
Sale of minerals in place	-		-
End of the period	1,685,331		2,942,406
Net Proved developed reserves (PDP)
Beginning of the period	145,182		44,542
Revisions of previous estimates	37,095	(m)	82,110	(11)
Improved recovery	(7,346)	(e)	(3,514)	(5)
Purchase of minerals in place	-		-
Extensions and discoveries	72,191	(n)	48,720
Production	(33,540)	(o)	(26,676)	(12)
Sale of minerals in place	-		-
End of the period	213,582		145,182
Net Proved undeveloped reserves (PUD)
Beginning of the period	1,372,659		2,488,392
Revisions of previous estimates	(328,021)	(p)	(1,065,401)	(13)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	(72,191)	(q)	(48,720)
Production	(2,414)	(r)	(1,612)
Sale of minerals in place	-		-
End of the period	970,033		1,372,659

(a)	The revision of previous estimates in the amount of negative 1,121,980 bbls refers to the sum of 1) revision of previous PDP reserves estimate of 5,476 bbls (note g) and 2) revision of previous PUD reserves estimate of negative 1,127,456 bbls (note j);

(b)	The improved recovery amount of negative 12,763 bbls refers to the reduced amount of crude oil production of 58,273 bbls (note i) in 2022 compared to previous estimates of 71,036 bbls (prediction in previous year’s model) for Kruh Block in 2021 as a result of rescheduling of drilling program and reserves revision;

(c)	The production in the amount of negative 62,467 bbls refers to the amount of total gross crude oil produced from 1) PDP reserves production in the amount of negative 58,273 bbls (note i) and 2) PUD reserves production in the amount of negative 4,194 bbls (note l) in the Kruh Block;

(d)	The revisions of previous estimates of negative 290,926 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of 37,095 bbls (note m), and 2) net PUD reserves revision of previous estimates in the amount of negative 328,021 bbls (note p);

(e)	The Improved recovery in the amount of negative 7,346 bbls refers to the net share (57.56%) of crude oil production decrease of 12,763 bbls (note b) as a result of rescheduling of drilling program;

(f)	The net PDP and PUD production of negative 35,954 bbls refers to the sum of the net PDP production in the amount of negative 33,540 bbls (note o) and net PUD production in the amount of negative of 2,414 bbls (note r);

(g)	The revisions of previous estimates in the amount of 5,476 bbls refers to the total gross amount of PDP reserves increase as a result of new drilling;

(h)	The extension and discoveries in the amount of 125,425 bbls refers to the gain of PDP reserves from the completion of two new wells, K-27 and K-28;

(i)	The PDP production in the amount of negative 58,273 bbls refers to the gross amount of PDP reserves produced in 2022;

(j)	The revisions of previous estimates in the amount of negative 1,127,456 bbls refers to the total gross amount of PUD reserves decrease from the 2,942,406 bbls in 2021 to 1,685,331 bbls in 2022 excluding the 125,425 bbls conversion of PUD to PDP;

(k)	The extension and discoveries in the amount of negative 125,425 bbls refers to the conversion of PUD reserves to PDP reserves as a result of the completion of two new wells, K-27 and K-28;

(l)	The PUD production in the amount of negative 4,194 bbls refers to the gross amount of PUD reserves produced in 2022;

(m)	The revision of previous estimates of net PDP reserves in the amount of 37,095 bbls refers to the sum of 1) net share difference (57.56% in 2022 as compared to 46.65% in 2021) of the beginning total PDP reserves in the amount of 311,211 bbls and 2) net share (57.56%) of revision of previous estimates of total PDP reserves estimates in the amount of 5,476 bbls (note g);

(n)	The net extension and discoveries in the amount of 72,191 bbls refers to the PDP reserves gain from the net share (57.56%) of the gross amount of 125,425 bbls oil (note h) converted from PUD reserves as a result of the completion of two new wells, K-27 and K-28;

(o)	The net PDP production in the amount of negative 33,540 bbls refers to the net share (57.56%) of gross amount of 58,273 bbls (note i) PDP reserves produced in 2022;

(p)	The revision of previous estimates of net PUD reserves in the amount of negative 328,021 bbls refers to the sum of 1) net share difference (57.56% in 2022 as compared to 46.65% in 2021) of the beginning total PUD reserves in the amount of 2,942,406 bbls, and 2) net share (57.56%) of revision of previous estimates of total PUD reserves estimates in the amount of negative 1,127,456 bbls (note j);

(q)	The extension and discoveries amount of negative 72,191 bbls refers to the net share (57.56%) of the gross amount of 125,425 bbls (note h) PUD reserves converted to PDP reserves as a result of the completion of two new wells, K-27 and K-28;

(r)	The net PUD production in the amount of negative 2,414 bbls refers to the net share (57.56%) of gross amount of PUD reserves 4,194 bbls (note l) produced in 2022;

(1)	The revision of previous estimates in the amount of negative 988,090 bbls refers to the sum of 1) revision of previous PDP reserves estimate of 32,132 bbls (note 7) and 2) revision of previous PUD reserves of negative 1,020,222 bbls (note 10);

(2)	The improved recovery amount of negative 7,533 bbls refers to the decrease of crude oil produced from the Kruh Block in 2021 as compared to the prediction from previous year;

(3)	The production in the amount of negative 60,637 bbls refers to the total gross amount of crude oil produced from the Kruh Block in 2021;

(4)	The revisions of previous estimates in the amount of 983,291 bbls refer to the total amount of 1) 82,110 bbls of PDP reserves revisions, and 2) 1,065,401 bbls of PUD reserves revisions;

(5)	The improved recovery in the amount of negative 3,514 bbls refers to the net share (46.65%) of the PDP production decrease of negative 7,533 bbls in 2021;

(6)	The net PDP and PUD production in the amount of negative 28,288 bbls refers to the net share (46.65%) of gross amount of 57,181 bbls PDP reserves and 3,456 bbls PUD reserves produced in 2021;

(7)	The revisions of previous estimates in the amount of 32,132 bbls refers to the total gross amount of PDP reserves increase as a result of new drilling schedule and reserves revision;

(8)	The improved recovery in the amount of negative 7,533 bbls refers to the reduced amount of crude oil produced from the Kruh Block in 2021 compared to the prediction from the previous year;

(9)	The PDP production in the amount of negative 57,181 bbls refers to the gross amount of PDP reserves produced in 2021;

(10)	The revisions of previous estimates in the amount of negative 1,020,222 bbls refers to the total gross amount of PUD reserves decrease from the 4,070,520 bbls in 2020 to 2,942,406 bbls in 2021 excluding the 104,436 bbls conversion of PUD to PDP and 3,514 bbls reduction due to rescheduling of drilling schedule and reserves revision;

(11)	The revision of previous estimates of net PDP reserves in the amount of negative 82,110 bbls refers to the sum of 1) net share difference (46.65% in 2021 as compared to 61.13% in 2020) of the beginning total PDP reserves in the amount of 239,357 bbls, 2) net share (46.65%) of revision of previous estimates of total PDP reserves estimates in the amount of 32,132 bbls, and 3) net difference of Non-shareable oil (NSO) transferred to Pertamina between 2020 and 2021 and a revision of 47,515 bbls.

(12)	The net PDP production in the amount of negative 26,676 bbls refers to the net share (46.65%) of gross amount of 57,181 bbls PDP reserves produced in 2021;

(13)	The revision of previous estimates of net PUD reserves in the amount of negative 1,065,401 bbls refers to the sum of 1) net share difference (46.65% in 2021 as compared to 61.13% in 2020) of the beginning total PUD reserves in the amount of 4,070,520 bbls, and 2) net share (46.65%) of revision of previous estimates of total PUD reserves estimates in the amount of negative 1,020,222 bbls.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on the Company’s best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2022 and 2021, respectively, in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities” which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company’s proved oil and gas reserves.

	As of December 31,
	2022	2021
Future cash inflows	$114,735,610	$101,718,042
Future production costs (1)	(64,815,304)	(43,837,125)
Future development costs	(29,404,571)	(34,285,268)
Future income tax expenses	(7,591,667)	(11,284,102)
Future net cash flows	$12,924,068	$12,311,547
10% annual discount for estimated timing of cash flows	(4,690,738)	(4,714,315)
Standardized measure of discounted future net cash flows at the end of the year	$8,233,330	$7,597,232

(1)	Production costs include oil and gas operations expense, production ad valorem taxes, transportation costs and general and administrative expense supporting the Company’s oil and gas operations.

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

	Years ended December 31,
	2022	2021	2020
Average crude oil price per Bbl	$96.94	$67.02	$37.58

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

	Year ended December 31,
	2022	2021	2020
Standardized measure of discounted future net cash flows at the beginning of the year	$7,597,232	$5,579,842	$10,120,562
Extensions, discoveries and improved recovery, less related costs	500,000	500,000	500,000
Revisions of previous quantity estimates	(19,526,823)	(14,979,996)	6,073,161)
Changes in estimated future development costs	340,200	4,046,951	811,043
Purchases (sales) of minerals in place	-	-	-
Net changes in prices and production costs	15,310,987	19,129,705	(21,967,808)
Accretion of discount	23,577	638,201	2,377,063
Sales of oil and gas produced, net of production costs	(4,244,775)	(4,328,719)	(2,536,006)
Development costs incurred during the period	4,540,497	2,724,238	201,946
Change in timing of estimated future production and other	-	-	-
Net change in income taxes	3,692,435	(5,712,990)	9,999,882
Standardized measure of discounted future net cash flows at the end of the year	$8,233,330	$7,597,232	$5,579,842

