Form 20-F
period 2023-12-31
Indonesia Energy Corp Ltd
filed 2024-04-26
CIK 1757840

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2023, there were 10,142,694 of the registrant’s ordinary shares, $0.00267 par value per share, issued and outstanding. As of April 23, 2024, there were 10,202,694 ordinary shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors”. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	Our overall ability (including our anticipated timing) to meet our goals and strategies, including our plans to continue to conduct seismic interpretation activities, and drill additional wells, at Kruh Block, to develop Citarum Block or acquire rights in additional oil and gas assets in the future;

●	The economic and capital markets impact of macro-economic and other conditions beyond our control (such as the war between Russia and Ukraine, the conflict between Israel and Hamas, inflation, interest rates and the political situation in Indonesia) on the demand for our oil and gas products in Indonesia and the price of our oil and gas products;

●	Our ability to estimate our oil reserves;

●	Our ability to anticipate our financial condition and results of operations;

●	The anticipated prices for, and volatility in the prices for, oil and gas products and the growth of the oil and gas market in Indonesia and worldwide;

●	Our expectations regarding our relationships with the Indonesian government (“Government”) and its oil and gas regulatory agencies;

●	Relevant Government policies and regulations relating to our industry; and

●	Our corporate structure and related laws, rules and regulations.

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

“AMDAL”	Environmental Impact Assessment Report (Analisis Mengenai Dampak Lingkungan).

“Bbl” or “bbl”	Barrel of oil, with “bbls” referring to the plural.

“BP Migas”	Badan Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of upstream oil and gas activities under the Oil and Gas Law.

“BPH Migas”	Badan Pengatur Hilir Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of downstream oil and gas activities under the Oil and Gas Law.

“BPJS Kesehatan”	Indonesian Health Social Security Administrative Body.

“BPJS Ketenagakerjaan”	Indonesian the Manpower Social Security Administrative Body.

“CNE”	PT Cogen Nusantara Energi, our indirect, wholly-owned subsidiary.

“Company”	Indonesia Energy Corporation Limited.

“Companies Act”	The Cayman Islands Companies Act, as amended and revised from time to time.

“Cost Recovery”	The arrangement with the Government under which oil and gas contractors are allowed to recover their costs from the revenue. Different contracts may impose different ceiling on the percentage of revenue recoverable.

“delineation well”	A well that is drilled to exploit the hydrocarbon accumulation defined by an appraisal or delineation well.

“DGOG”	The Indonesian Director-General of Oil and Gas.

“DMO”	Domestic market obligation.

“exploration well”	A well that is designed to test the validity of a seismic interpretation and to confirm the presence of hydrocarbons in an undrilled formation.

“FTP”	First tranche petroleum.

“GHG”	Regulation of greenhouse gas.

“Government”	The Government of the Republic of Indonesia.

“GWN”	PT Green World Nusantara, our indirect, wholly-owned subsidiary.

“HNE”	PT Harvel Nusantara Energi, our indirect, wholly-owned subsidiary.

“HSSE”	Health, safety, security and environment activities.

“HWE”	PT Hutama Wiranusa Energi, our indirect, wholly-owned subsidiary.

“ICP”	Indonesian Crude Price for the “Talang Akar Pendopo (TAP) / Air Hitam” crude oil type.

“IDR” or “Rupiah”	Indonesian Rupiah.

“Indonesia”	The Republic of Indonesia.

“ITB”	Bandung Institute of Technology.

-iii-

“JOB”	Joint Operating Body.

“Joint Study”	A program with the Government whose objective is to determine oil and gas potential within a proposed working area by conducting geological and geophysical work.

“KSO”	Kerja Sama Operasi/Joint Operation with Pertamina, a type of contract between Pertamina and exploration companies.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“medium-sized blocks”	We use a three-tier classification for the size of blocks in Indonesia. The mean reserve size of middle third class (medium-sized field) of 610 oil fields in Indonesia is 5.1 MMBO reserve with a range of 2 to 11 MMBO. With a proved and probable reserves of 7.57 MMBO, Kruh Block is considered a medium-sized oil production block.

“MEMR”	The Ministry of Energy and Mineral Resources of Indonesia.

“MK”	The Constitutional Court of the Republic of Indonesia.

“Oil and Gas Law”	The oil and gas law enacted on November 23, 2001 by the Government.

“OPEC”	The Organization of Petroleum Exporting Countries.

“Pertamina”	PT Pertamina (Persero), the Indonesia state-owned oil and gas company.

“Profit Sharing”	The revenue remaining after cost recovery is profit petroleum which is shared between the Government and the exploration company.

“Program Legislasi Nasional”	The Indonesian National Legislation Program.

“PRMS”	Petroleum Resources Management System.

“proved reserves”	Those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and Government regulations.

“PSC”	Production Sharing Contract, a type of contract between Pertamina and exploration companies.

“SEC”	The United States Securities and Exchange Commission.

“SKK Migas”	Special Task Force for Upstream Oil and Gas Business Activities, an institution established by the Government.

“TAC”	Technical Assistance Contract, a contract between Pertamina and an exploration company.

“U.S. GAAP”	Generally accepted accounting principles in the United States.

“UPL”	Environmental monitoring effort plan.

“US$”	United States dollars.

“USGS”	United States Geological Survey.

“WJ Energy”	WJ Energy Group Limited, our direct, wholly-owned subsidiary.

Units of Measurement

“BOPD”	Barrels of oil production per day.

“BSCF”	Billion standard cubic feet.

“MMBO”	Million barrels of oil.

“MMSCFD”	Million standard cubic feet per day.

“TCF”	Trillion cubic feet.

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

●	Our operations are solely in Indonesia, and our lack of asset and geographic diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify.

●	We have previously experienced delays in and, as a result, have been required to modify, our proposed exploration and drilling schedule. There is a material risk that we will experience such delays and required modifications in the future.

●	Oil and gas price volatility has and may continue to adversely affect our results of operations and financial condition.

●	The war in Ukraine and the Israel-Hamas conflict could materially and adversely affect our business and results of operations.

●	Lower oil and/or gas prices may also reduce the amount of oil and/or gas that we can produce economically.

●	There is inherent credit risk in any gas sales arrangements with the Government to which we may become a party in the future.

●	Our business requires significant capital investment and maintenance expenses, which we may be unable to finance on satisfactory terms or at all.

●	Our estimated oil reserves are based on assumptions that may prove inaccurate, and thus our estimates of proved reserves and future net revenue are inherently imprecise.

●	We may not find any commercially productive oil and gas reservoirs in connection with our exploration activities.

●	We are subject to complex laws, rules and regulations common to the oil and natural gas industry, including those specific to operating in Indonesia, which can have a material adverse effect on our business, financial condition and results of operations.

●	Our production sharing contract for Citarum Block requires or may require us to relinquish portions of the subject contract area in certain circumstances, which would potentially leave us with less area to explore.

●	Climate change and climate change legislation and regulatory initiatives could result in increased operating costs and decreased demand for the oil and natural gas that we produce.

●	We are faced with the high risks inherent in the drilling of oil and natural gas wells, including the risk that we may encounter no commercially productive natural gas or oil reservoirs even if we expend significant costs on such exploration.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited, as a result of our company being incorporated under the laws of the Cayman Islands.

●	We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2023. If we fail to adequately remediate this weakness or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

●	The market for our ordinary shares has been volatile, and an active, liquid and orderly trading market for our ordinary shares may not be maintained in the United States, which could limit your ability to sell our ordinary shares.

●	As a foreign private issuer, we are subject to different U.S. securities laws and NYSE American governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

●	Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value.

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

Exploring and drilling oil and natural gas wells is a high-risk activity. These risks have delayed the implementation of our drilling program in the past and may continue to do so in the future.

Our ability to generate revenue and grow our company is materially dependent upon the success of our exploration and drilling programs. Drilling for oil and natural gas involves numerous risks, many of which are beyond our control, including risks associated with delays in our drilling program and the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of and timing for exploring, drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including:

●	Unexpected drilling conditions, pressure or irregularities in formations;

●	Equipment failures or accidents;

●	Adverse weather conditions;

●	Volatility (significant increase and decreases) in natural gas and oil prices;

●	Surface access restrictions;

●	Loss of title or other title related issues;

●	Compliance with, or changes in, governmental requirements and regulation; and

●	Costs of shortages or delays in the availability of drilling rigs or crews and the delivery of equipment and materials (which we experienced in recent past years as a result of COVID-19).

We experienced difficulties in drilling in 2021 at our K-25 well when the well collapsed during the rainy season, and at K-28 in 2022 when significant amount of gas was encountered during drilling which required additional effort to protect the well and operations. Our future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Our overall drilling success rate or our drilling success rate for activity within a particular geographic area may decline. We may be unable to lease or drill identified or budgeted prospects within our expected time frame, or at all. We may be unable to lease or drill a particular prospect because, in some cases, we identify a prospect or drilling location before seeking an option or lease rights in the prospect or location. Similarly, our drilling schedule has varied and may in the future vary from the schedule set forth in our capital budget. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including:

●	The timing for and results of exploration efforts and the acquisition, review and analysis of the seismic data;

●	The availability of sufficient capital resources to us to fund the exploration and drilling oil and gas prospects;

●	The approval of the prospects by other participants after additional data has been compiled;

●	Economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews;

●	Our financial resources and results; and

●	The availability of leases and permits on reasonable terms for the prospects and any delays in obtaining such permits.

These projects may not be successfully developed and the wells, if drilled, may not encounter reservoirs of commercially productive natural gas or oil. This would have a material adverse effect on our results of operations and liquidity.

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

Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include international political conditions (including wars, conflicts, trade and other disputes, cyberattacks and similar occurrences), the domestic and foreign supply of oil and gas, the level of consumer demand and factors effecting such demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the effect of domestic and foreign regulation of production and transportation, general economic conditions, changes in supply due to drilling by other producers and changes in demand may adversely affect our ability to market our oil and gas production. Any significant decline in the price of oil or gas would adversely affect our revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of our oil and gas properties and our planned level of capital expenditures. This risk was demonstrated in 2021 and 2022 with very significant swings in the price of oil as a result of rising interest rates and inflation, the ongoing Russia-Ukraine conflict, the ongoing Israel-Hamas conflict, high demand for oil in China and India, the actions taken by oil-related intergovernmental organizations such as OPEC to effect the supply and price of oil, and the recovery of the global economy after the COVID-19 pandemic. We may continue to be subject to oil and gas price-related risks while these or similar conditions persist and the global economy remains uncertain.

The war in Ukraine and the Israel-Hamas conflict could materially and adversely affect our business and results of operations.

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

Also, on October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

However, as of the date of this report, we do not have any business, operation or assets in Russian, Ukraine, Israel, Hamas, or Hezbollah, nor do they have any direct or indirect business or contracts with any Russian, Ukraine, Israel, Hamas, or Hezbollah entity as a supplier or customer. Consequently, we do not expect that Russia’s invasion of Ukraine or the Israel-Hamas conflict will have any material impact on our business operations, including but not limited to our product pricing, supply, consumer demand, and the supply chain. Additionally, we believe the cybersecurity risks in the supply chain are not material to our business, and there is no new or heightened risk of potential cyberattacks on the Company by state actors or others since Russia’s invasion of Ukraine.

The extent and duration of the military actions or campaigns, wars, terrorist attacks, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military actions or resulting sanctions or the Israel-Hamas conflict may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine or Israel, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Sustained substantial declines in oil and/or gas prices may render a significant portion of our exploration, development and exploitation projects unviable from an economic perspective, which may result in us having to make significant downward adjustments to our estimated proved reserves. As a result, a prolonged or substantial decline in oil and/or gas prices, such as what we have experienced since mid-2014, which was exacerbated during the COVID-19 pandemic and thereafter caused, and would likely in the future cause, a material and adverse effect on our future business, financial condition, results of operations, liquidity and ability to finance capital expenditures. Additionally, if we experience significant sustained decreases in oil and gas prices such that the expected future cash flows from our oil and gas properties falls below the net book value of our properties, we may be required to write down the value of our oil and gas properties. Any such asset impairments could materially and adversely affect our results of operations and, in turn, the trading price of our ordinary shares.

We may not be able to fund the capital expenditures that will be required for us to increase reserves and production.

We must make capital expenditures to develop our existing reserves and to discover new reserves. Historically, we have financed our capital expenditures primarily through related and non-related party financings as well as funds raised from our initial public offering in December 2019, our financing with L1 Capital and ATM financing with H.C. Wainwright & Co., LLC (the “Sales Agent”) in 2022. We expect to continue to utilize these or similar resources (as well as funds from potential equity and debt financings and any future net positive cash flow) in the future.

However, we cannot assure you that we will have sufficient capital resources in the future to finance all of our planned capital expenditures. During 2022 and 2023, we have had to modify our drilling and other operational plans due in part to limitations on our capital resources.

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

We have previously experienced delays in, and, as a result, have been required to modify, our proposed exploration and drilling schedule. There is a material risk that we will experience such delays and required modifications in the future.

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

Moreover, conditions (such as COVID-19, weather, equipment failures, well collapses, delays in Government permitting, limitations on activity due to our lack of, and need to preserve, capital resources, and similar factors) have in the past required us, and may in the future require us, to modify or delay our exploration and drilling programs. Some of the factors that impact the timing of our exploration and drilling plans are beyond our control. Any additional delays in implementing our exploration and drilling programs could damage our reputation and share price, and could also have a material adverse effect on our results of operations (including our cash flows).

Seasonal weather conditions and other factors could adversely affect our ability to conduct drilling activities.

Our operations could be adversely affected by weather conditions. Severe weather conditions limit and may temporarily halt our ability to operate during such conditions. We experienced weather related challenges with the collapse of our K-25 well in 2021, which set back our production in 2021, and at K-28 in 2022 when a significant amount of gas was encountered during drilling which required additional effort to protect the well and operations. These constraints and the resulting shortages or high costs could delay or temporarily halt our oil and gas operations and materially increase our operating and capital costs, which could have a material adverse effect on our business, financial condition and results of operations.

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

In Indonesia, the complexity of the laws and regulations relating to oil and gas activities is compounded by uncertainties in the legal and regulatory framework. Indonesia’s Oil and Gas Law of 2001 went into effect on November 23, 2001 (or the Oil and Gas Law), which was amended on March 31, 2023 by Law No. 6 of 2023 on Stipulation of Government Regulation In Lieu of Law No. 2 of 2022 on Job Creation (known as Law 6/2023). The Oil and Gas Law sets forth a statutory body of general principles governing oil and gas activities, which are further developed and implemented in a series of government regulations, presidential decrees and ministerial decrees. The provisions of the Oil and Gas Law are generally broad, and few sources of interpretative guidance are available. In addition, not all of the implementing regulations to the Oil and Gas Law have been issued and some have only recently been enacted. It is uncertain how these regulations will affect us and our operations without clear instances of their application, while the uncertainty surrounding the Oil and Gas Law and its implementing regulations has increased the risks, and may result in increases in the costs, of conducting oil and gas activities in Indonesia.

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

For example, Law No. 32 of 2009 on Protection and Management of Environment (or the Environmental Law) as amended by Law 6/2023 and its implementing regulation, Government Regulation No. 22 of 2021 on Environmental Protection and Management (or GR 22/2021), require an entity conducting oil and gas business operations have its environmental impact assessment report (known as AMDAL), as well as an environmental management effort plan (Upaya Pengelolaan Lingkungan Hidup, or UKL) or an environmental monitoring effort plan (Upaya Pemantauan Lingkungan Hidup or UPL), approved. Under the Environmental Law, should we fail to meet the obligations contained in the relevant AMDAL or UKL or UPL, it can lead to the nullification of our business license.

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

The application for a PPKH must satisfy both administrative and technical requirements. The maximum validity period for a PPKH for an exploration or production activity is no more than the validity period of the relevant license for the exploration and the production activities. However, in respect of a follow through exploration during a production period, the PPKH may be granted for a maximum period of two years and it is extendable. The application process of PPKH of forest area is complex because applicants had to comply with different requirements at different offices in the Ministry of Forestry, and between government agencies and local administrations, frequently with no certainty of processing time and cost.

With the announcement of an “online single submission” (or OSS) processing system in 2018 by the Coordinating Minister for Economic Affairs, the application for a PPKH is processed through the OSS. While the OSS is supposed to shorten the period required for the application, there are numerous documents and other permits (including the local governor’s recommendation and environmental permits) as well as a work program and maps which are required before a PPKH application can be submitted. Any delay in the issuance to us of the PPKH, or our inability to obtain such permit for any reason, would cause delays in our ability to conduct drilling and seismic activities in the subject area, which in turn could adversely impact our business plans and results of operations.

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

Laws and regulations which facilitate the forming of labor unions, combined with weak economic conditions, have resulted and may result in labor unrest and activism in Indonesia. In 2000, the Government issued Law No. 21 of 2000 regarding Labor Unions (or the Labor Union Law). The Labor Union Law permits employees to form unions without intervention from an employer, the government, a political party or any other party. On March 25, 2003, President Megawati enacted Law No. 13 of 2003 regarding Employment (or the Labor Law) which, among other things, increased the amount of severance, pension, medical coverage, service and compensation payments payable to employees upon termination of employment. The Labor Law requires further implementation of regulations that may substantively affect labor relations in Indonesia. The Labor Law requires companies with 50 or more employees establish bipartite forums with participation from employers and employees. The Labor Law also requires a labor union to have participation of more than half of the employees of a company in order for a collective labor agreement to be negotiated and creates procedures that are more permissive to the staging of strikes. Following the enactment, several labor unions urged the Indonesian Constitutional Court to declare certain provisions of the Labor Law unconstitutional and order the Government to revoke those provisions. The Indonesian Constitutional Court declared the Labor Law valid except for certain provisions, including relating to the right of an employer to terminate its employee who committed a serious mistake and criminal sanctions against an employee who instigates or participates in an illegal labor strike. The Labor Law was amended by Law 6/2023 and the amendments include, amongst others, the reduction in the statutory severance payments payable to the employees in the event of employment termination.

Labor unrest and activism in Indonesia could disrupt our operations, our suppliers or contractors and could affect the financial condition of Indonesian companies in general.

Risks Related to Doing Business in Indonesia

As the domestic Indonesian market constitutes the major source of our revenue, the downturn in the rate of economic growth in Indonesia or other countries due to the unprecedented and challenging global market and economic conditions will be detrimental to our results of operations.

The performance and growth of our business are necessarily dependent on the health of the overall Indonesian economy. Any downturn in the rate of economic growth in Indonesia, whether due to political instability or regional conflicts, global health crisis, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indonesian economy is also largely driven by the performance of the agriculture sector, which depends on the impact of the monsoon season, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in oil and gas extraction. During 2023, Indonesian gross domestic demand increased by 5.3% according to the International Monetary Fund, but any future slowdown in the Indonesian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

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

On November 25, 2021, the Constitutional Court through Decision Number 91/PUU-XIII of 2020 declared the Omnibus Law to be “conditionally unconstitutional” and would need rectification. The Omnibus Law shall remain valid until the rectification is made within a period of two years. In response to such decision, on December 30, 2022, the Government of Indonesia enacted Government Regulation In Lieu of Law No. 2 of 2022 on Job Creation (known as GR 2/2022). The previous Omnibus Law is deemed revoked and declared invalid. However, GR2/2022 retains most of the changes and concepts adopted in the Omnibus Law, such as the risk-based licensing process, and all regulations that have been amended by Omnibus Law shall remain valid as long as they are not in contravention of GR 2/2022. Furthermore, any implementing regulations enacted to implement the Omnibus Law also remain valid, as long as it does not contravene GR 2/2022.

On March 31, 2023, the House of Representative (Dewan Perwakilan Rakyat or DRP) ratified GR 2/2022 turning it into law (undang-undang) through Law 6/2023. The issuance of Law 6/2023 is expected to harmonize existing legislation and address current legal needs, thereby maintaining the stability of the national economy by providing a clear legal basis for government policies.

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

On February 14, 2024, Indonesia held its most recent election, a pivotal event in the country’s democratic process. The election not only aimed to determine the future leadership but also the direction of the nation. On March 20, 2024, the General Election Commission (Komisi Pemilihan Umum or KPU) finally completed the tabulation of the national vote count. The Prabowo Subianto-Gibran Rakabuming Raka ticket garnered a total of 96,214,691 votes (58.58%). Based on the tabulation of these voting results, the presidential and vice-presidential candidate pair Number 2, Prabowo Subianto and Gibran Rakabuming Raka, emerged victorious in the 2024 presidential election, confirming their position to lead Indonesia.

Despite the fraud allegations raised by other presidential candidates, the Constitutional Court has dismissed all claims. Nevertheless, lingering concerns remain regarding the surfaced allegations of election fraud. As the nation prepares for the upcoming swearing-in ceremony in October 2024, uncertainties continue to loom over the political landscape. Therefore, there can be no assurance that social, political and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

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

There have been a number of terrorist incidents in Indonesia in the past, including but not limited to the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005. There is a risk that terrorist incidents may recur and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities.

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

The structural and functional relationships between the central and local governments in Indonesia are guided by the principles of decentralization and regional autonomy. These principles are outlined in Law No. 23 of 2014 regarding Regional Autonomy, which was most recently amended by Law 6/2023, along with Law No. 1 of 2022 concerning Fiscal Relations between Central and Regional Governments.

However, currently, there is uncertainty in respect of the balance between the local and the central governments and the procedures for renewing licenses and approvals and monitoring compliance with environmental regulations. In addition, some local authorities have sought to levy additional taxes or obtain other contributions. There can be no assurance that a balance between local governments and the central government will be effectively established or that our business, financial condition, results of operations and prospects will not be adversely affected by dual compliance obligations and further uncertainty as to legal authority to levy taxes or promulgate other regulations affecting our business.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2023 taxable year, and we do not expect to become a PFIC in any future taxable year. However, no assurance can be given that the U.S. Internal Revenue Service (or IRS) or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

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

Any exercise by L1 Capital of the warrants that were issued to them in connection with our January 2022 financing will cause dilution to shareholders since it is likely that those warrants will only be exercise at a discount to the prevailing market price. Moreover, the ordinary shares underlying the L1 Capital warrants have been registered for resale pursuant to a Registration Statement on Form F-1 filed with the SEC on March 9, 2022, as amended (the “L1 Registration Statement”), effective June 1, 2022. After the L1 Registration Statement was declared effective, L1 Capital commenced sales of such shares in the public market. Any future such sales could cause pressure on the public price of our ordinary shares and could force such price downwards, perhaps significantly. During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the convertible notes were converted into ordinary shares at $6.00 per share at L1 Capital’s election and 325,000 of the total 767,240 warrants were exercised. During the year ended December 31, 2023, the remaining $100,000 principal amount of the convertible notes were fully repaid and no warrants were exercised. As of the date of this report, there are still certain warrants outstanding under the L1 Capital financing, which will cause dilution and pressure on the price of our ordinary shares and affect your investment in us.

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

The market price of our ordinary shares on the NYSE American has fluctuated, and may in the future fluctuate (in each case to a significant extent), as a result of several factors, including the following:

●	Fluctuations in oil and other commodity prices (including but not limited to as a result of external events such as the Russia-Ukraine war and the Israel-Hamas war);

●	Volatility in the energy industry, both in Indonesia and internationally;

●	Variations in our operating results;

●	Risks relating to our business and industry, including those discussed above;

●	Strategic actions by us or our competitors;

●	Reputational damage from accidents or other adverse events related to our company or its operations;

●	Investor perception of us, the energy sector in which we operate, the investment opportunity associated with the ordinary shares and our future performance;

●	Addition or departure of our executive officers or directors;

●	Changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;

●	Trading volume of our ordinary shares;

●	Future sales of our ordinary shares by us or our shareholders;

●	Domestic and international economic, legal and regulatory factors unrelated to our performance; or

●	The release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

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

Maderic Holding Limited, an entity controlled by our Chairman Wirawan Jusuf (or Maderic), owns and exercises voting and investment control of approximately 51.34% of our ordinary shares as of the date of this report. As a result of this concentration of share ownership, investors may be prevented from affecting matters involving our company, including:

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

We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2023. If we fail to adequately remediate this weakness or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2023. As defined in the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2023 and 2022, a material weakness that have been identified in our internal control over financial reporting as of such dates related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weakness identified. As a result of the material weakness, our management has concluded that as of December 31, 2023, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and that the required disclosure is made within the time period specified in the rules and forms of the SEC. We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in this report. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems on an ongoing basis. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to develop and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods, which would further damage our reputation and likely adversely impact our share price.

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

Moreover, as a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE American applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. For example, we follow Cayman Islands law with respect to the requirements for meetings of our shareholders, which are different from the requirements of the NYSE American. Additionally, in January 2022 in connection with our financing with L1 Capital, we formally adopted home country practice and thereby opted out of the NYSE American rule that would otherwise require shareholder approval should we issue more than 19.99% of our then outstanding ordinary shares in a financing that is not a “public offering” at less than the then current market value; and in December 2023, we adopted home country practice and opted out of the NYSE American rule that would otherwise require each issuer listing common stock or voting preferred stock, and/or their equivalents, to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE American rules as shareholders of companies that do not have such exemptions.

Other future issuances and sales of additional ordinary shares could cause dilution of ownership interests and adversely affect our share price.

Beyond our ATM financing with the Sales Agent, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders or result in downward pressure on the price of our ordinary shares.

Shares eligible for future, including as a result of our financing with the Sales Agent, sale may depress our stock price.

As of April 23, 2024, we had 10,202,694 ordinary shares outstanding, 5,464,402 of which were held by our officers, directors and affiliates. In addition, 200,000 ordinary shares are subject to outstanding options granted under certain stock option agreements entered into with our management team. All of the ordinary shares held by affiliates (notably Maderic, which is controlled by our Chairman) are restricted or control securities under Rule 144 promulgated under the Securities Act. Our affiliates may, subject to compliance with applicable law, choose to sell ordinary shares held by them. Sales of these ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

On July 22, 2022, we entered into an At The Market Offering Agreement (the “ATM Agreement”) with the Sales Agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares (the “ATM Shares”) having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM Shares, if offered and sold by us, will be offered and sold pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of our shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the SEC on February 16, 2021 (“Prior Registration Statement”). On August 25, 2022, we sold 177,763 ATM Shares at $10.7407 per share for net proceeds (after Sales Agent commissions) of $1,801,193. On August 25, 2022, we sold an additional 280,612 ATM Shares at $10.1090 per share for net proceeds (after Sales Agent commissions) of $2,750,449. As of December 31, 2023, there are no ATM Shares sold under the ATM Agreement. On March 22, 2024, we filed a new shelf registration statement on Form F-3 (the “New F-3 Registration Statement”, File No. 333-278175), which includes a Prospectus Supplement and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the First Amendment to the ATM Agreement (“ATM Amendment No.1”) on March 22, 2024, with Sales Agent. We are not permitted to sell any ATM Shares prior to the effectiveness of the New F-3 Registration Statement. As of the date of this report, the New F-3 Registration Statement has not been declared effective. The sales of such ATM Shares could also have a material adverse effect on the price of our ordinary shares.

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

We currently have rights through contracts with the Government to one oil and gas producing block (Kruh Block) and one oil and gas exploration block (Citarum Block). We may seek to acquire or otherwise obtain rights to additional oil and gas producing assets.

We produce oil through PT Green World Nusantara (“GWN”), our indirect wholly-owned subsidiary which operates the Kruh Block under an agreement with PT Pertamina (Persero), the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block previously ran until May 2030 under a ten-year Operations Cooperation Agreement, known as Joint Operation Partnership (the “KSO”), between GWN and Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed an amendment to the KSO (the “Amended KSO”) that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%.

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

Indonesia’s Oil and Gas Industry and Economic Information

The largest economy in Southeast Asia, Indonesia (located between the Indian and Pacific oceans and bordered by Malaysia, Singapore, East Timor and Papua New Guinea) has charted impressive economic growth since overcoming the Asian financial crisis of the late 1990s. According to the Word Bank, Indonesia experienced resilient growth of 5.0 percent in 2023 with inflation on a declining trend and a stable currency, with growth expected to be maintained on average at 4.9 percent over the medium term between 2024 and 2026. Indonesia has the world’s 7th largest economy, is a member of the G-20 and is the world’s fourth most populous nation with an estimated 2023 population of over 279 million according to the Central Intelligence Agency’s World Factbook. Indonesia also has a prominent presence in other commodities markets such as thermal coal, copper, gold and tin, with Indonesia being the world’s second largest tin producer and largest tin exporter, as well as in the agriculture industry as a producer of rice, palm oil, coffee, medicinal plants, spices and rubber according to the Indonesia Commodity & Derivatives Exchange and the World Factbook.

The Indonesian oil and gas industry is among the oldest in the world. Indonesia has been active in the oil and gas sector for over 130 years after its first oil discovery in North Sumatra in 1885. The major international energy companies began their significant exploration and development operations in the mid-20th century. According to the Special Taskforce for Upstream Oil and Gas Business Activities (SKK Migas - Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi) Company Profile 2023, Indonesia held proven oil reserves of 4.17 billion barrels in July 2023. According to its public filings, Chevron has been very active in Indonesia for over 50 years. Chevron has produced a very large amount of oil — 12 billion barrels — over this period with billions of those barrels having been produced in Sumatra (the location of our Kruh Block, as described below. The following map shows the area in which international major companies operate within Indonesia:

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

Gross Revenue
100%
First Tranche
Petroleum (FTP)
5%
1
Base line Production
Incremental
Production
Base line Fee
Cost Recovery
100%
2
Equity to be Split
52.79% Max
3
Domestic Market
Obligation (DMO)
DMO Fee
3
Tax Rate
33.7%
Contractor Share
35%
Government/
Pertamina Take
Contractor Take

1: The agreed number of crude oil production that belong to Pertamina as per contract
2: Apply only when there is no more cost to be recovered
3: Contractor is obliged to provide domestic market supplies of the contractor's share of crude oil before tax at market price

Indonesia’s oil and gas sector is governed by Law No. 22 of 2001 regarding Oil and Gas (November 22, 2001) as amended by Law 6/2023 (or the Oil and Gas Law). The Government retains mineral rights throughout Indonesian territory and the government controls the state mining authority. The oil and gas sector is comprised of upstream (namely exploration and production) and downstream activities (namely refining and processing), which are separately regulated and organized. The upstream sector is managed and supervised by SKK Migas. Private companies earn the right to explore and exploit oil and gas resources by entering into cooperation contracts, mainly based upon a production sharing scheme, with the government through SKK Migas, thus acting as a contractor to SKK Migas. One entity can hold only one PSC, and a PSC is normally granted for 30 years, typically comprising six plus four years of exploration and 20 years of exploitation.

The oil and gas industry, however, both in Indonesia and globally, has experienced significant volatility in the last four years. Global geopolitical and economic considerations play a significant role in driving the sensitivity of oil prices. From its peak in mid-2014 (US$105.72 per barrel), the Indonesia Crude Price (the “ICP”) for the type of crude oil we produce collapsed to an average price of US$37.58 per barrel for the year ended December 31, 2020 due to COVID-19 but rose again to reach a yearly average price of US$96.94 per barrel in 2022, 45% higher than 2021 yearly average price of US$67.02 per barrel. For the year ended December 31, 2023, the average Indonesia Crude Price was US$77.61 per barrel. According to the International Energy Agency (“IEA”) December 2023 Oil Market Report, world oil demand is on track to rise 2.3 mb/d to 101.7 mb/d in 2023, but this masks the impact of a further weakening of the macroeconomic climate. Global 4Q23 demand growth has been revised down by almost 400 kb/d, with Europe making up more than half the decline. The slowdown is set to continue in 2024, with global gains halving to 1.1 mb/d, as GDP growth stays below trend in major economies.

Since the decline of oil price at over $100 in July 2022, Brent oil price remains relatively stable around $80 except for a spike of $93.72 in September 2023 when Saudi Arabia and Russia decided to extend the output cut of 1.3 mb/d. The average ICP in 2022 was $96.94 while the average ICP in 2023 was $77.61. Although the regional conflicts of the ongoing Russia-Ukraine war and Israel-Hamas war may potentially result in an oil price exceeding $100, we expect the oil price is likely to remain around $80 per barrel in 2024 and 2025 because of the relatively balanced supply and demand.

The problem of a lack of new reserve discoveries and reserve depletion still remains, resulting in a decline in the contribution to state revenue from the Indonesian oil and gas sector. According to an article titled “Oil and Gas in Indonesia: Investment and Taxation Guide 2023” released on pwc.com, in 2022, investment in the oil and gas industry in Indonesia increased to $12.3 billion for the upstream sector, or 93% of the $13.2 billion target. On a gas reserve basis, as stated in the BP Statistical Review of World Energy 2021 (or the BP 2021 Report), Indonesia ranks 20th in the world and the 4th in the Asia-Pacific region, following China, Australia and India.

According to the Directorate General of Oil and Gas (“DGOG”), in 2022, investment of US$12.33 billion has been realized in upstream activities in Indonesia. The SKK Migas company profile report recorded that at the end of July 2023, Indonesia had a total of 171 Contract Areas, comprising 103 Contract Areas in production stage and the remaining 68 in the exploration stage. SKK Migas Annual Report also reported that total investment in 2022 was US$ 12.11 billion, reflecting an increase of 11% from 2021. This growth rate surpassed the average increase in global investment of only 5%. Apart from the gradual recovery of the worldwide economy, the rise in investment can also be attributed to several incentives provided by the Government of the Republic of Indonesia to the upstream oil and gas industry to maintain project economics and increase production. The gross split scheme allocates oil and gas production to contracting parties based on gross production, whereas in cost recovery, oil and gas production was shared between the government and contractors after deducting the production costs. The government remains keen to attract more foreign investment into the domestic oil and gas industry due to insufficient production against rising demand.

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

According to the BP 2023 Report, Indonesia’s oil consumption in 2022 reached 1.59 million barrels per day, 40.6% of which was met by domestic production. The MEMR specified that Indonesia exported 15.49 million barrels of oil and imported 104.72 million barrels of oil in 2022. SKK Migas recorded Thailand and Australia as the top two countries Indonesia exported oil and condensate to in 2022, at 11,818 million barrels and 1,473 million barrels, respectively.

Further, we believe that Indonesia’s expanding economy, in combination with the government’s intention to lower reliance on coal as a source for energy supply in industries, power generation and transportation, will cause Indonesian domestic demand for gas to rise in the future. Indonesia’s power infrastructure needs substantial investment if it is not to inhibit Indonesia’s economic growth. According to the MEMR 2022 Report, generating capacity at the end of 2022 was standing at around 83.8 gigawatts or an increase of 12.5% compared to 74.5 gigawatts generating capacity in 2021.

According to Indonesia Energy Outlook 2023, a report published by the Secretariate General of The National Energy Council, in the next ten years from 2023 to 2033, Indonesia’s final energy demand is projected to grow 4.6% in average, natural gas consumption average growth rate is estimated at 3.2%, and total electricity demand is expected to increase 53% by 2033.

In terms of gas distribution, Indonesia still lacks an extensive gas pipeline network because the major gas reserves are located away from the demand centers due to the particular territorial composition of the archipelagic state of Indonesia. Indonesian gas pipeline networks have been developed based on business projects; thus, they are composed of a number of fragmented systems. The developed gas networks are located mostly near consumer centers. Total gas transmission and distribution pipeline infrastructure in 2023 was 22,478.62 km which is 4.97% higher compared to 2022 with an additional of 1,064.68 km pipeline length. Based on the total pipe length achieved in 2023, the medium- and long-term target in 2024 of 17,300 km has been exceeded according to Oil and Gas Downstream Regulatory Agency (BPH MIGAS) 2023 Performance Report.

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

Kruh Block

We acquired rights to the Kruh Block in 2014 and started its operations in November 2014 through our Indonesian subsidiary PT Green World Nusantara (or GWN). Kruh Block operated under a Technical Assistance Contract (or TAC) with Pertamina, until May 2020 and the operatorship of Kruh Block shall continue as a Joint Operation Partnership (or KSO) from May 2020 until September 2035 after the extension. This block covers an area of 258 km2 (63,753 acres) and is located 16 miles northwest of Pendopo, Pali, South Sumatra. This block produced an average of about 6,044 barrels of oil per month in 2020, about 5,053 barrels oil per month in 2021, about 5,206 barrels oil per month in 2022, and about 4,885 barrels oil per month in 2023. Out of the total eight proved and potentially oil bearing structures in the block, three structures (North Kruh, Kruh and West Kruh fields) have combined proved developed and undeveloped gross crude oil reserves of 3.14 million barrels (net crude oil proved reserves of 2.33 million barrels) and probable undeveloped gross crude oil reserves of 3.17 million barrels as of December 31, 2023 determined on a September 2035 contract expiration date. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed an amendment to the KSO (the “Amended KSO”) that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%. We received Pertamina’s signature to the Amended KSO in early September 2023. The additional 5 years production and higher profit split lead to a significant increase of proved and probable reserves from 2.06 and 2.44 million barrels, respectively, as of December 31, 2022 to 3.14 and 3.17 million barrels, respectively, as of December 31, 2023. Due to the lengthy negotiations with the Government on the contract amendment, the seismic program was rescheduled from 2023 to 2024. The new drilling program after the completion of 3D seismic program is expected to increase the proved reserves and probable reserves.

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

Pursuant to the Kruh TAC, our subsidiary GWN was a contractor with the rights to operate in the Kruh area with an economic interest in the development of the petroleum deposits within the block until May 2020. The contract was based on a “cost recovery” system, meaning that all operating costs (expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration) were advanced by GWN and later repaid to GWN by Pertamina. Pursuant to the Kruh TAC, all the oil produced in Kruh Block was delivered to Pertamina and, subsequently, GWN recovered the operating costs through the proceeds of the sale of the crude oil produced in the block in a monthly basis, but capped at 65% of such monthly proceeds. GWN was also entitled to an additional 26.7857% of the remaining proceeds from the sale of the crude oil after monthly cost recovery repayment as part of the profit sharing. Together with our share split, our net revenue income was around 74% of the total production times the ICP. On a monthly basis, we submitted to Pertamina an Entitlement Calculation Statement (ECS) stating the amount of money that we were entitled to base on the oil lifting, ICP, cost recovery and profit sharing of the respective month. In connection with our acquisition (by which we mean our entry into the TAC) of Kruh Block, approximately $15 million of the acquisition costs were carried to our financial statements from the previous contractor. The cost recovery scheme is illustrated and described in “—Legal Framework for the Oil and Gas Industry in Indonesia” below. Since our recoverable cost balance will not be fully recovered up to the expiry of the contract, our net income is not subject to any tax whatsoever.

Historically, the cooperation agreement between Pertamina and its contractors were established via a TAC, but after the regulatory reform in the early 2000’s and the reorganization of Pertamina, the contractual relationship between Pertamina and its partners was changed into KSO.

On May 22, 2020, we commenced the continuation of our operatorship of Kruh Block under a KSO contract that has a term until May 2030, which was extended to 2035. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between both contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per bbl multiplying non-shareable oil (NSO). Also, similar to the TAC contract, under the KSO terms, we have committed to a 3 years’ work program to drill additional wells and perform exploration activities such as 2D and 3D seismic within the Kruh Block. If we fail to fulfill our obligations, including the performance of the work program commitment, Pertamina will have the right to terminate our KSO contract and our bank guarantee shall be deemed forfeited. As of December 2022, we have fulfilled the obligation of drilling commitment specified in the KSO contract.

In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed an amendment to the KSO (the “Amended KSO”) that moved the expiration date of our operatorship of Kruh Block to September 15, 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from the 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%. We received Pertamina’s signature to the Amended KSO in early September 2023. To maximize the benefits from the amended KSO contract, we have rescheduled the 2023 seismic program to 2024 when the amended contract went effective. We will resume drilling program after the 3D seismic program and evaluation is completed, subject to the availability of funding.

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Government permitting process and COVID-19 related delays experienced during 2021 and 2022, our overall drilling program for Kruh Block has similarly been delayed. We continue to plan on drilling a total of 18 new wells at Kruh Block, and current estimation is that this will be completed by the end of 2029 (we previously estimated that this goal would be completed earlier, but as discussed elsewhere in this report, we have experienced delays in our exploration and drilling programs). Four of these 18 new Kruh Block wells have already been completed as of the date of this report. We expect to finance additional exploration and drilling activities through short-term and long-term borrowings from third parties or related parties as well as further use of our ATM.

We commenced the drilling of a well named “K-25” at Kruh Block on April 21, 2021 and another well named “K-26” at Kruh Block on August 22, 2021. As a result of our successful drilling program at K-26, our production rate increased by over 50% from approximately 160 barrels of oil per day during the first 10 months of 2021 to approximately 245 barrels of oil per day as of late December 2021. On April 7, 2022, we spudded the K-27 well and reached the total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was conducted at the K-27 well. The well is currently producing 38 BOPD. The fourth of the 18 new well program, K-28, was spudded on June 22, 2022 and reached the total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the K-28 well at 1,230 feet on September 4, 2022 and the K-28ST well, the side-tracked portion of the K-28 well, reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. We plan to complete the testing of K-28ST well in the first half of 2024.

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

During 2022, we discovered two back-to-back discovery wells, K-27 and K-28 wells, at our 63,000-acre Kruh Block. The fourth well K-28 is still waiting for final flow test. For the year ended December 31, 2022, we have produced a total of 62,467 barrels of oil from the Kruh structure.

During 2023, we concentrated on the negotiation of the 5 year contract extension for Kruh Block with the Government providing for a higher profit split. To maximize the benefit from the amended contract terms, major work programs such as seismic acquisition and drilling were rescheduled after the amended contract terms became effective. In the meantime, our operations team effectively managed the reservoir and production to minimize the decline. As a result, we produced an average of about 4,885 barrels per month of oil in 2023 compared to about 5,206 barrels per month in 2022, a 6.1% annual decline.

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

In October 2017, we formally started negotiations with Pertamina to obtain an extension for the operatorship of the Kruh Block after the expiry of our term in May 2020 through a KSO contract with Pertamina. Through a performance appraisal, we successfully qualified to continue the operatorship of Kruh Block. In October 2018, Pertamina has sent us the Direct Offering Invitation of Kruh Block attached with the contract draft for 10 years continuing operatorship period. In July 2019, we received the award from Pertamina to operate the Kruh Block for an additional 10 years under an extended KSO. The KSO contract was signed on July 26, 2019. Thus, the reserve estimation and economic models assumptions, as of December 31, 2019 and 2018, consider that we have the operatorship of the Kruh Block until May 2030, as evidence indicates that renewal is reasonably certain, based on SEC Regulation S-X §210.4-10(a)(22) that defines proved oil and gas reserves. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed an Amended KSO that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%. We received Pertamina’s signature to the Amended KSO in early September 2023.

As of December 31, 2023 and 2022, considering the operatorship of Kruh Block ending in September 2035, net proved reserves have a net ratio of approximately 74.16% and 57.56% of total reserves, respectively. This net ratio calculation is based on our revenue entitlement, taking into consideration the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period.

As of December 31, 2017, with the Kruh Block operatorship ending in May 2020, the unrecovered expenditures on TAC operations of $20,258,361 would remain unrecovered up to the end of the TAC, hence our entitlement to 74.37% of the revenue from the sales of the crude oil produced until the expiry of the TAC in May 2020 (65% of the proceeds from the sale of the crude oil produced as cost recovery plus 26.7857% profit sharing portion of the remaining 35% of the proceeds from the sale of the crude oil), which resulted in a net proved reserves ratio of 74.37% of total reserves at that point in time. In contrast, as of December 31, 2023, with an extension of the Kruh Block operatorship to September 2035 and with the cost recovery cost recovery cap increased from 80% to 100%., we estimated that we would be entitled to approximately 74.16% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block until September 2035, considering the cost recovery balance estimations and profit sharing portions throughout the Kruh Block operatorship period, resulting on a net proved reserves ratio of 74.16% of total reserves.

Following the confirmation of the Kruh Block extension to September 2035, our board of directors approved a development plan for a drilling program of 14 Proved Undeveloped Reserves (or PUD) wells at Kruh Block, according to the schedule we estimate below:

	Unit\Year	2026	2027	2028	2029	Total
Planned PUD wells	Gross well	4	4	4	2	14
Future wells costs (1)	US$	6,000,000	6,000,000	6,000,000	3,000,000	21,000,000
Costs already paid	US$	-	-	-		-
Total gross PUD added	Bbls	750,189	727,140	884,661	447,478	2,809,468
Total net PUD added	Bbls	556,365	539,271	656,094	331,864	2,083,594

(1)	Future wells costs are the estimated capital expenditures associated with the estimated new wells costs and do not include other capital expenditures such as production facilities.

We commenced new drilling operations in Kruh Block in March 2021, and new drilling of 4 wells were completed in 2021 and 2022. The fourth well, K-28, is still waiting for final flow test.

In December 2022, we announced that in order to maximize the potential of Kruh Block after several encouraging new oil discoveries made during 2021 and 2022, our plan is to conduct significant new seismic operations across the entire Kruh Block. We believe that this new work, together with what has been learned from recent oil and gas discoveries, will greatly assist us in ascertaining the best locations conduct, conducting a continuous drilling campaign at Kruh Block that will look to develop not only the one oil formation currently being targeted, but to look to develop what appears to be at least three additional oil formations that may contain significant commercial quantities of oil and natural gas. Completion and full interpretation of this seismic operations is currently expected to occur by the middle of 2024 (although it could take longer), after which we plan to re-start our continuous drilling campaign at Kruh Block in 2026 and subject to the availability of funding. We continue to plan on drilling a total of 18 new wells at Kruh Block, and current estimation is that this will be completed by the end of 2029 (we previously estimated that this goal would be completed earlier, but as discussed elsewhere in this report, we have experienced delays in our exploration and drilling programs). Four of these 18 new Kruh Block wells have already been completed as of the date of this report. We expect to finance additional exploration and drilling activities through short-term and long-term borrowings from third parties or related parties as well as further use of our ATM. After the Kruh Block seismic acquisition, processing and interpretation program in 2024, we expect to resume drilling in 2025 with the goal of drilling 14 additional wells and significantly increasing our production rate. The result of the high quality 3D seismic data will also provide strong support of additional PUD locations which will result in additional proved reserves.

For Proved Developed (or PDP) reserves, we produced 62,467 bbls and 58,616 bbls for the years ended December 2022 and 2023, respectively. The natural reservoir energy decline and delay in drilling new wells due to COVID-19 slowed down the production rate increase after drilling program.

The gross proved oil reserves were increased from 2,056,407 bbls as of December 31, 2022 to 3,144,659 bbls as of December 31, 2023 mostly due to the production from 5 additional years and higher profit split in the Amended KSO. As of December 31,2023, the net reserves were estimated as 2,332,183 bbls using a per barrel crude price of US$77.61 (historical 12-month average price calculated as the average ICP for each month in 2023). In a “cost recovery” system such as the Kruh KSO contract, the production share and net reserves entitlement to our company decreases in periods of higher oil prices (57.56% net share for ICP, US$96.94 in year 2022) and increases in periods of lower oil prices (74.16% net share for ICP, US$77.61 in year 2023). This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the KSO economic models.

The table below summarizes the gross and net crude oil proved reserves as of December 31, 2023 in Kruh Block:

	Crude Oil Proved Reserves at Kruh Block
Gross Crude Oil Reserves
Gross Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	335,191
Gross Crude Oil Proved Undeveloped Reserves (PUD)		2,809,468
Total Gross Crude Oil Reserves	Bbl	3,144,659

Net Crude Oil Reserves
Net Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	248,589
Net Crude Oil Proved Undeveloped Reserves (PUD)		2,083,594
Total Net Crude Oil Reserves	Bbl	2,332,183

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

Net reserves were estimated using a per barrel crude price of US$77.61 (historical 12-month average price calculated as the average ICP for each month in 2023). In a “cost recovery” system, such as the TAC or KSO, in which Kruh Block operates or will operate, the production share and net reserves entitlement to our company reduces in periods of higher oil price and increases in periods of lower oil price. This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the KSO economic models.

As of December 31, 2023, Kruh Block had 6 oil producing wells (K-20, K-21, K-22, K-23, K-26 and K-27 in Kruh field) covering 48.0 acres. K-25 well is temporarily shut-in and K-28 is waiting for testing and completion. There were 14 proved undeveloped oil locations in Kruh (3), North Kruh (6) and West Kruh (5) field covering 381.4 acres. In the Kruh, North Kruh and West Kruh fields, there are additional 7, 5 and 5 probable locations respectively covering 270 acres. See details on table below. Larger oil reserves due to bigger share and 5 years additional production lead to greater acreage of each PDP, PUD and probable location.

PDP, PUD and Probable Locations and Acreage for the Kruh Block as of December 31, 2023
Reserves Category	Kruh Field		North Kruh Field		West Kruh Field		Total
	Locations	Acreage	Locations	Acreage	Locations	Acreage	Locations	Acreage
Proved Dev Producing (PDP)	8	48	-	-	-	-	8	48
Proved Undeveloped (PUD)	3	24	6	156	5	201	14	381
Total Proved	11	72	6	156	5	201	22	429
Probable	7	49	5	126	5	172	17	346
Total Proved & Probable	18	121	11	282	10	373	39	775

The following table summarizes the gross and net developed and undeveloped acreage of Kruh Block based on our TAC and KSO terms, as well as our economic model as of December 31, 2022:

Gross and Net Developed and Undeveloped Acreage of Kruh Block as of December 31, 2023
	Developed Acreage		Undeveloped Acreage		Total Acreage
Kruh Block	Gross	Net	Gross	Net	Gross	Net
Kruh Field	131	97	24	18	154	115
North Kruh Field	51	37	156	116	207	153
West Kruh Field	9	7	201	149	211	156
Other	-	-	63,181	46,857	63,181	46,857
Total	191	141	63,562	47,140	63,753	281

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

Source: Indonesia Energy Corporation Limited

We started collecting data regarding the Citarum Block in 2016, when we decided it was time to expand our asset base by adding an exploration block to our portfolio. Given our strategy, we had to find a cost-efficient method to acquire a block with the potential to add hydrocarbons reserves to our company as part of the process to maximize our company’s value. With the necessary technical knowledge and regulatory experience from our professionals, we agreed that the best method for us to acquire an exploration block was via a Joint Study proposal to the Government in a “work area” that had not yet been reserved for the bidding process by the Government. The Joint Study objective is to determine oil and gas potential within a proposed working area by conducting geological and geophysical work such as field surveys, magnetic surveys and the reprocessing of existing seismic lines. Upon completion of the Joint Study, if the Government further decided to conduct a bidding process for the working area, we would have the right to change our offer (right to match) in the bidding process if the other bidders gave higher offers.

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

Between 2009 and 2016, Citarum Block had been operated by Pan Orient Energy Corp. (or POE), a Canadian oil and natural gas company whose shares are listed on the TSX Venture Exchange. POE carried out various exploration work on the Citarum Block, including the drilling of 4 wells in different locations across the block: Pasundan-1, Geulis-1, Cataka-1 and Jatayu-1. Providentially, all 4 wells discovered natural gas and gas flow was recorded for the Pasundan-1 and Jatayu-1 wells. The total investment made by POE on Citarum Block was $40,630,824 during this period.

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

The Joint Study was completed within a 12-month period (8 months plus a 4-month extension period) and the findings summarized in a report with the following information regarding the area: synopsis of regional geology and petroleum system, play concept, lead and prospect, volumetric of hydrocarbon prospect and economic prospect valuation.

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

The following timeline illustrates the Citarum Block acquisition process:

As part of our commitment of conducting a 300 km of seismic survey, we have recently submitted our work program and budget to the Indonesian Interim Taskforce for Upstream Oil and Gas Business Activities (Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, or SKK Migas). We have also completed an Environmental Base Assessment for the region in conjunction with a local university and will use the result as a base for any exploration activity in the area. This is part of our exploration activity in Citarum. When the exploration program is initiated, we plan to conduct more Geological and Geophysical (“G&G”) studies and a 300km2 2D seismic within the first year of the exploration program and drill our first exploration well in the Jonggol area in its second year. If the drilling is successful, we plan on conducting a 100km2 3D seismic within the second year and drill additional 2 delineation wells in the third year in order to propose a phase 1 development plan for the Citarum Block. If no petroleum in commercial quantities is discovered in Citarum during the exploration period, our PSC would be automatically terminated.

The upcoming exploration program for Citarum will begin with the 8 prospects with the lowest risk (38%-48%), 5 in the Jonggol region and 3 in the Purwakarta region, out of the 28 exploration prospects previously identified and evaluated by the Joint Study. According to data published by SKK Migas, from 2012 to 2022, there were a total of 441 exploration wells drilled in Indonesia and 286 out of the 441 resulted in an oil and gas discovery. The most recent complete data is shown in the table below.

Description \ Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
Total Exploration Wells	96	75	64	33	33	15	22	26	28	28	21	441
Total Discovery Wells	65	53	47	27	23	10	13	8	12	11	17	286
Success Ratio	68%	71%	73%	82%	70%	67%	59%	31%	43%	39%	81%	65%
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

In 2022 and 2023, further technical work in the Citarum Block was conducted to evaluate the additional 9 prospects and 9 exploration leads (T series prospects and leads on the maps below) identified in 2020. The 28 prospects identified in 2019 (J and P series prospects) remain to be the primary prospects for further evaluation by the upcoming new seismic data. The acreage of primary prospects, potential reservoir thickness and net reservoir volume remain no change at this time.

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

In 2022 and 2023, we continued to evaluate the resource size and risk for the prospects. Design of the 2D seismic acquisition and processing program is underway and our application for the requisite environmental permit for the seismic acquisition program is in progress as of the date of this report. The 2D seismic program will be used to further evaluate the prospects before we begin the drilling program.

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

The following table summarizes the gross and net developed and undeveloped acreage of Citarum Block based on our PSC terms and economic model as of December 31, 2023:

Gross and Net Developed and Undeveloped Acreage of Citarum Block as of December 31, 2023
	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
Citarum Block	-	-	969,807	614,239	969,807	614,239
Total	-	-	969,807	614,239	969,807	614,239

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

Due to the high level of COVID-19 cases from late 2020 till the middle of year 2022, populated areas such as Jakarta and Java have enforced the lockdown policy which restricted practically all work activities to home-based. Travelling and mobilization of goods between cities and towns were restricted. In view of this situation, SKKMIGAS has given extension until 2024 of seismic acquisition project and G&G studies in the Citarum Block. Discussions of partial relinquishment of the block have also been postponed due to COVID-19.

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

Potential Additional Block (Rangkas Area)

In mid-2018, we identified an onshore open area in the province of West Java, adjacent to our Citarum Block. We believe that this area, also known as the Rangkas Area, holds large amounts of crude oil due to its proven petroleum system. To confirm the potential of Rangkas Area, in July 2018, we formally expressed our interest to the DGOG of MEMR to conduct a Joint Study in the Rangkas Area and we attained the approval to initiate our Joint Study program in this area on November 5, 2018. The Rangkas Joint Study covered an area of 3,970 km2 (or 981,008 acres) and was completed in November 2019. The DGOG accepted the completion of the joint study and inquired IEC’s interest for further process to tender the block. The study result suggested an effective petroleum system for oil and gas accumulations. As of the date of this report, we have not decided when to acquire this block due to our work load in Kruh and Citarum blocks.

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
Pertamina
2 Km
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

Law 6/2023 amended several provisions of the Oil and Gas Law. However, the changes were relatively limited pending the enactment of the proposed amendments to the Oil and Gas Law. The Government has since issued Government Regulation No. 5 of 2021 on Implementation of Risk-based Licensing, which serves as an implementing regulation to the Omnibus Law and which, among others, extends the requirement to obtain a Business Registration Number (Nomor Induk Berusaha or NIB) to oil and gas contractors which operate as “permanent establishments”.

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

The base split, pursuant to the MEMR Regulation No. 08 of 2017 (MEMR 08/2017) as amended by the MEMR Regulation No. 52 of 2017, the MEMR Regulation No. 20 of 2019 (MEMR 20/2019) and lastly by MEMR Regulation No. 12 of 2020 (MEMR 12/2020), is currently set at, for gas, 52% for the Government and 48% for the contractor and for oil, 57% for the Government and 43% for the contractor. The percentage of variable components is determined based on, among others, the status of the work area, the field location, reservoir, supporting infrastructure, carbon dioxide and hydrogen sulfide content and compliance with local content requirements. The latest percentage of each variable component is detailed in the schedule to the MEMR 20/2019. For the progressive components, the adjustment is made by taking into account oil price, gas price and the cumulative oil and gas production. Current details on the split adjustment based on the progressive components are provided for in the MEMR 20/2019.

The concerns over the new Gross Split PSC introduced in 2017 may be relieved with issuance of MEMR Regulation No. 12/2020 in July 2020 which opens the door to oil and gas investors to elect to use the previous conventional cost recovery scheme, that is perceived to provide better investment returns. However, the oil and gas landscape both in Indonesia and globally has only worsened due to the COVID-19 pandemic which has significantly reduced energy demand and consequently hydrocarbon prices. With all those negative conditions, SKK Migas in June 2020 launched a comprehensive reforms initiative with a goal to achieve production of one million barrels of oil per day (BOPD) and 12 billion standard cubic feet per day (Bscfd) of gas production by 2030.

Depending upon the particular oil and gas field and related economic considerations, the MEMR may adjust the split in favor of either the contractor or the Government. The gross split is calculated based on gross production split, without regard to the cost recovery approach. Contractors who have entered into the PSCs prior to the issuance of MEMR 08/2017 may propose to amend the sharing mechanism under their existing PSCs to the gross split mechanism. The latest iteration of the gross-split PSCs fiscal terms are provided for in Government Regulation No. 53 of 2017, promulgated on 28 December 2017, regarding the Tax Treatment for the Upstream Oil and Gas Activities with Gross-Split Production Sharing Contracts (GR 53/2017).

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

On May 23, 2023, the MEMR made a press release announcing that the Government planned to revise the existing regulations to provide for a “new simplified gross split” arrangement. Aside for improving the investment climate in the oil and gas industry, the revisions are primarily intended to achieve the following objectives:

(i) Increasing the contractor’s production share (before tax) to become within the range of 80% - 90% of the gross production, depending on the risk profile of the working area;

(ii) Reducing the need for the contractor to rely on the Minister’s discretionary decision (to award additional split) to increase the economics of the working area;

(iii) Reducing the components and parameters for the split; and

(iv) Designing fiscal policies that are better suited for unconventional oil and gas development.

Such revisions will be effected through an amendment to MEMR 08 of 2017.

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

Our Kruh Block operatorship was under a TAC until May 2020, under which we were entitled to recover our share of past exploration and development costs and ongoing production costs of maximum 65% per annum and if those costs exceed the stated 65%, then the unrecovered surplus would be recovered in the succeeding years. Together with our share split, our monthly revenue was around 74% of the total production times Indonesian Crude Price during the TAC term. In May 2020, our Kruh Block operatorship was “renewed” under a KSO for an additional 10 years. Under KSO, part of the revenue. would be recognized based on the prevailing ICP through GWN from the 65% of monthly proceeds as monthly cost recovery entitlement, which was different from TAC and would exclude all previous right form TAC to recover previously unrecovered costs.

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

Environmental Regulations

Indonesian law requires companies whose operations have a significant environmental or social impact to create and maintain one of two documents. Where a company’s operations meet or exceed a specified threshold, that company must obtain an AMDAL. The Minister of Environment and Forestry Regulation No. 4 of 2021 on List of Business Plan and/or Activities Requiring Environmental Impact Analysis, Environmental Management Efforts and Environmental Monitoring Efforts or Statements of Ability to Manage and Monitor the Environment requires companies whose operations involve the exploitation of oil and gas; and development of production facility, and whose operations meet the environmental or social impact threshold, to create and maintain an AMDAL. Where operations do not reach the threshold required for an AMDAL but still have an appreciable environmental or social impact, the company must prepare an Environmental Management Effort-Environmental Monitoring Effort (Upaya Pengelolaan Lingkungan Hidup dan Upaya Pemantauan Lingkungan Hidup, or UKL-UPL). Finally, in instances where operations do not reach the threshold required for a UKL-UPL, the company must prepare a Statement of Ability to Manage and Monitor the Environment.

There are a number of other key obligations that companies involved in upstream oil and gas may be required to fulfill in order to monitor their environmental impact and ensure adequate resources are allocated to cleanup activities. GR 22/2021 requires business actors to submit reports detailing their disposal of wastewater and compliance with applicable regulations to the Environmental Information System, a newly established system to support environmental protection operations and management. Government Regulation No. 74 of 2001 on Management of Hazardous or Toxic Materials (Bahan Berbahaya dan Beracun) requires companies using or producing specified hazardous materials such as flammable, poisonous, or infectious waste to obtain a revocable permit in relation to their activities and subjects mining operations to controls on the disposal of such materials. The Environmental Law requires the environmental license holder to create an environmental deposit fund for the restoration of the environment in a state-owned bank appointed by the MEF, Governor, Regent, or Mayor in accordance with their authority, who also has the authority to appoint a third party to conduct the restoration of the environment using the environmental deposit fund (this is to be detailed in an implementing regulation, which to date has not been issued). GR 35/2004 also requires contractors to allocate environmental deposit funds for the restoration of the environment after decommissioning, the amount of which is to be determined each year in conjunction with the budgets for operating costs and included in the work program and annual budget.

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

Until recently, the employment of foreign manpower in the upstream and downstream sectors of the oil and gas industry was subject to additional requirements under MEMR Regulation No. 31 of 2013 on Expatriate Utilization and the Development of Indonesian Employees in the Oil and Gas Business (or MEMR31/2013). MEMR 31/2013 provided stringent regulations on the employment of expatriates, including a general obligation to prioritize the employment of Indonesian workers and specific prohibitions on hiring foreign manpower for certain roles such as human resources, legal, quality control, and exploration and exploitation functions below the level of superintendent. MEMR 31/2013 also permitted the use of foreign manpower in limited circumstances based on a stringent set of requirements such as age, relevant work experience, and willingness to transfer knowledge to the local workforce.

However, on February 8, 2018 the MEMR issued MEMR Regulation No. 6 of 2018 on the Revocation of the Regulations of the Minister of Energy and Mineral Resources, the Regulations of the Minister of Mining and Energy Regulations, and the Decisions of the Minister of Energy and Mineral Resources (or MEMR 6/2018). MEMR 6/2018 revokes 11 regulations which were deemed onerous in an attempt to, among other things, simplify the regulations in order to promote foreign investment in the energy and natural resources sectors. Among other things, MEMR 6/2018 revokes MEMR Regulation31/2013 and the Regulation of the Minister of Mining and Energy No. 02/P/M/Pertamb/1975 regarding the Work Safety on Distribution Pipes and other Facilities for the Transportation of Oil and Gas Outside of the Oil and Gas Working Area. As a result, expatriates are now subject to the Ministry of Manpower’s more relaxed requirements and certain positions that were previously restricted for expatriates have been opened for expatriates unless restricted under the general manpower regulations.

Contract Period

Law No. 13 of 2003 on Manpower, as amended by Law 6/2023 (or the Manpower Law), and Government Regulation No. 35 of 2021 on Temporary Employment Contract, Outsourcing, Working and Resting Time, and Termination of Employment Relationship (or GR 35/2021) stipulate that an employee can be hired under 2 schemes, either on a contract basis (temporary) or a permanent basis. For temporary employment contracts, the maximum period for the temporary employment contract is 5 years. Under the Manpower Law, temporary employment contracts are permitted only for works that are “temporary” in nature, such as seasonal works (e.g. crop harvesters) and project-based employments, such as construction works. Save for these types of works, workers are required to be employed on a permanent basis.

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

History and Corporate Structure

We were incorporated on April 24, 2018 as a holding company for WJ Energy, which in turn owns our Indonesian holding and operating subsidiaries. We presently have one major shareholder, Maderic, which owns 51.34% of our issued and outstanding ordinary shares. Our Chairman and Chief Executive and certain of his family members own and control Maderic (see Item 7. Major Shareholders and Related Party Transactions).

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

On June 30, 2018, we entered into two agreements with Maderic and HFO (the two then shareholders of WJ Energy): a Sale and Purchase of Shares and Receivables Agreement and a Debt Conversion Agreement (which we refer to collectively as the Restructuring Agreements). The intention of the Restructuring Agreements was to restructure our capitalization in anticipation of our initial public offering. As a result of the transactions contemplated by the Restructuring Agreements: (i) WJ Energy (including its assets and liabilities) became a wholly-owned subsidiary of our company, (ii) loans amounting to $21,150,000 and $3,150,000 that were owed by WJ Energy to Maderic and HFO, respectively, were converted for nominal value into ordinary shares of our company and (iii) we issued an aggregate of 15,999,000 ordinary shares to Maderic and HFO. The above-mentioned transaction is accounted for as a nominal share issuance (which we refer to as the Nominal Share Issuance). All number of shares and per share data presented in this report have been retroactively restated to reflect the Nominal Share Issuance.

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

As of April 23, 2024, Maderic owns 51.34% of our issued and outstanding shares, while HFO owns less than 5% of our issued and outstanding shares. As of April 23, 2024, we have 10,202,694 ordinary shares issued and outstanding.

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

Recent Developments

Drilling and Production at Kruh Block

We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022. The K-27 well reach a total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was conducted in the K-27 well. The well is currently producing 45 bopd. The fourth of the 18 wells program, K-28, was spudded on June 22, 2022 and reach the total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the well at 1,230 feet on September 4, 2022 and the K-28ST well reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. We plan to complete the testing of K-28ST well in the first half of 2024.

During 2023, we were concentrated on the negotiation of the 5 year Kruh Block contract extension with the Government providing for a higher profit split. To maximize the benefit from the amended contract terms, major work programs such as seismic acquisition and drilling are rescheduled after the Amended KSO contract terms became effective. In the meantime, our operations team effectively managed the reservoir and production to minimize the decline. As a result, we produced an average of approximately 4,885 barrels per month of oil in 2023, compared with approximately 5,206 barrels per month in 2022, approximately a 6.1% annual decline.

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

On March 4, 2022, we entered into a First Amendment with L1 Capital to the Purchase Agreement (the “SPA Amendment”) and an Amended and Restated Senior Convertible Promissory Note, which amends and restates the Original Note in its entirety (the “Replacement Note”).

On May 16, 2022, we executed and delivered to L1 Capital a Second Amended and Restated Senior Convertible Promissory Note which amends and restates the SPA Amendment in its entirety (the “Second SPA Amendment”).

During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the convertible notes were converted into ordinary shares at $6.00 per share at L1 Capital’s election and 325,000 of the total 767,240 warrants were exercised. During the year ended December 31, 2023, the remaining $100,000 principal amount of the convertible notes were fully repaid and no warrants were exercised. As of the date of this report, there are still certain warrants not exercised under the L1 Capital financing.

Amendments to Executive Employment Agreements

On January 16, 2024, we entered into a First Amendment to the Said Agreement (as defined below) with Mirza F. Said (the “Said First Amendment”), our prior Chief Business Development Officer (who is also a member of the board), effective on January 16, 2024. The Said First Amendment amended and restated the Said Agreement between us and Mr. Said.

Pursuant to the Said First Amendment: (i) Mr. Said serve as our Chief Operating Officer (“COO”), effective from January 16, 2024; (ii) the pre-tax annual base salary for Mr. Said remains at US$204,000; and (iii) Mr. Said shall perform the duties and responsibilities (a) typically associated with the office of COO of a similarly sized U.S. listed public company in the oil and gas exploration and production sector and (b) outlined in the Said First Amendment. As a result of the Said First Amendment, Mr. Said, is our COO, and is no longer our Chief Business Development Officer, and no other individual was appointed to this position.

On January 16, 2024, we entered into a First Amendment to the Wu Agreement (as defined below) with Chia Hsin “Charlie” Wu (the “Wu First Amendment”), our prior COO, effective on January 16, 2024. The Wu First Amendment amended and restated the Wu Agreement between us and Dr. Wu.

Pursuant to the Wu First Amendment: (i) Dr. Wu serves as the our Chief Technology Officer (“CTO”), effective from January 16, 2024; (ii) the pre-tax annual base salary for Dr. Wu remains at US$204,000; (iii) Dr. Wu shall perform the duties and responsibilities (a) typically associated with the office of CTO of a similarly sized U.S. listed public company in the oil and gas exploration and production sector and (b) outlined in the Wu First Amendment. As a result of the Wu First Amendment, Dr. Wu is our CTO, and is no longer our COO.

Except for the foregoing, no further changes were made to either the Said First Amendment or the Wu First Amendment.

On December 28, 2023, we entered into a Third Amendment to the Ingriselli Agreement (as defined below) with Frank C. Ingriselli (the “Ingriselli Third Amendment”), our President, effective on January 1, 2024. The Ingriselli Third Amendment amended and restated the Ingriselli Agreement between us and Mr. Ingriselli, as amended by certain First Amendment to the Ingriselli Agreement, effective as of February 1, 2020 (the “Ingriselli First Agreement”), and certain Second Amendment to the Ingriselli Agreement, effective as of January 1, 2022 (the “Ingriselli Second Agreement”).

Pursuant to the Ingriselli Third Amendment: (i) the term of the Ingriselli Agreement was extended to December 31, 2025, unless terminated earlier pursuant to the terms of the Ingriselli Agreement; (ii) the pre-tax annual base salary for Mr. Ingriselli remains at US$150,000; and (iii) Mr. Ingriselli was granted an award of 60,000 ordinary shares, with 30,000 ordinary shares vesting on July 1, 2024 and 30,000 ordinary shares vesting on January 1, 2025, under a lock-up period of 180 days from each vesting date.

On January 1, 2024, we entered into a Third Amendment to the Overholtzer Agreement (as defined below) with Gregory L. Overholtzer (the “Overholtzer Third Amendment”), our Chief Financial Officer, effective on January 1, 2024. The Overholtzer Third Amendment amended and restated the Overholtzer Agreement between us and Mr. Overholtzer, as amended by certain First Amendment to the Overholtzer Agreement, effective as of February 1, 2020 (the “Overholtzer First Agreement”), and certain Second Amendment to the Overholtzer Agreement, effective as of January 1, 2022 (the “Overholtzer Second Agreement”).

Pursuant to the Overholtzer Third Amendment: (i) the term of the Overholtzer Agreement was extended to December 31, 2025, unless terminated earlier pursuant to the terms of the Overholtzer Agreement; and (ii) the pre-tax annual base salary for Mr. Overholtzer remains at US$80,000.

Except for the foregoing, no further changes were made to either the Ingriselli Agreement or the Overholtzer Agreement.

Departure of Director and Appointment of Director

On January 15, 2024, Tamba P. Hutapea, our independent director, resigned from the board, the chairman and a member of the Nominating and Corporate Governance Committee and a member of the Compensation Committee of the Company, effective on January 15, 2024. Mr. Hutapea’s resignation was not due to any disputes or disagreements with us or our Board.

On January 16, 2024, our board appointed Ahmad Fathurachman as an independent director, the chairman and a member of the Nominating and Corporate Governance Committee and a member of the Compensation Committee of the Company, effective on January 16, 2024. Mr. Fathurachman currently serves as our independent director for a term expiring at our next annual meeting or until his successor is duly elected.

First Amendment to the ATM Agreement

On July 22, 2022, we entered into an At The Market Offering Agreement (the “ATM Agreement”) with the Sales Agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares (the “ATM Shares”) having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM Shares, if offered and sold by us, will be offered and sold pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of our shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the SEC on February 16, 2021 (“Prior Registration Statement”). On August 25, 2022, we sold 177,763 ATM Shares at $10.7407 per share for net proceeds (after Sales Agent commissions) of $1,801,193. On August 25, 2022, we sold an additional 280,612 ATM Shares at $10.1090 per share for net proceeds (after Sales Agent commissions) of $2,750,449. As of December 31, 2023, there are no ATM Shares sold under the ATM Agreement.

On March 22, 2024, we filed a New F-3 Registration Statement, which includes a Prospectus Supplement and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the ATM Amendment No.1 on March 22, 2024, with the Sales Agent. We are not permitted to sell any ATM Shares prior to the effectiveness of the New F-3 Registration Statement. As of the date of this report, the New F-3 Registration Statement has not been declared effective.

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

We currently have rights through contracts with the Government to one oil and gas producing block (Kruh Block) and one oil and gas exploration block (Citarum Block). We may seek to acquire or otherwise obtain rights to additional oil and gas producing assets.

We produce oil through GWN, our indirect wholly-owned subsidiary which operates the Kruh Block under an agreement with Pertamina, the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block previously ran until May 2030 under a ten-year Operations Cooperation Agreement, known as Joint Operation Partnership (the “KSO”), between GWN and Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed the Amended KSO that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%.

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

Kruh Block’s general manager, Mr. Denny Radjawane, and our Chief Technology Officer, Mr. Charlie Wu, have reviewed the reserves estimate to ensure compliance to SEC guidelines for (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities. The estimate of reserves was also reviewed by our Chief Business Development Officer and our Chief Executive Officer.

The table below shows the individual qualifications of our internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	46	12		34	23
Frans Watimena	Petroleum Engineering	M.S.	35	20	15		6
Denny Radjawane	Geophysics	M.S.	33	12		21	15
Fransiska Sitinjak	Petroleum Engineering	M.S.	20	6	14		9
Yudhi Setiawan	Geology	B.S.	21	15	2	4	2
Oni Syahrial	Geology	B.S.	17	2		15	9
Juan Chandra	Geology	B.S.	18	2		16	10

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

We currently generate revenue from Kruh Block and profit sharing from the sale of the crude oil under our new 10-year Joint Operation Partnership (or KSO) that commenced in May 2020 by Pertamina. Prior to May 2020, Kruh Block was operated under a TAC agreement. Under our KSO, we have the operatorship to, but not the ownership of, the extraction and production of oil from the designated oil deposit location in Indonesia until May 2030. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed the Amended KSO that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%.

During the operations, our company pays all expenditures and obligations incurred including but not limited to exploration, development, extraction, production, transportation, abandonment and site restoration. Under the TAC, revenue was recognized based on the prevailing ICP through GWN from the 65% of monthly proceeds as monthly cost recovery entitlement plus 26.7857% of the remaining proceeds from the sale of the crude oil after monthly cost recovery entitlement as part of the profit sharing. For the original KSO, with an 80% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by our company and the prevailing ICP published by the Government of Indonesia plus 80% of the operating cost per bbl multiplying Non-Shareable Oil (“NSO”). In addition, we were also entitled to an additional 23.5294% of the remaining 20% of such sales proceeds as part of the profit sharing. The main differences between the two contracts (KSO and TAC) are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a NSO production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 80% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per bbl multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract will not be carried over to the KSO, meaning that the cost recovery balance was reset to nil with the commencement of the operatorship under the KSO in May 2020.

In the Amended KSO contract, Pertamina receives 5% gross production as the first tranche production (ftp). GWN is entitled to use 100% of the rest for cost recovery. For the DMO responsibility, GWN receives 100% of ICP in the amended KSO compared to 25% of ICP in the original KSO contract. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%.

Our revenue and potential for profit depend mostly on the level of oil production in Kruh Block and the ICP that is correlated to international crude oil prices. Therefore, the biggest factor affecting our financial results in 2023 and 2022 was the volatility in the price of crude oil. For the year ended December 31, 2023, ICP decreased to an average of $77.61 per Bbl., 19.94% lower when compared to the ICP average of $96.94 per Bbl. for the year ended December 31, 2022, which eroded the financial performance of our company in 2023.

Since the commencement of operations in 2014 (then via our now subsidiary WJ Energy), the natural resources industry has gone through a dramatic change. The downturn in the price of crude oil during this period has impacted our results of operations, cash flows, capital and exploratory investment program and production outlook. A sustained lower price environment could result in the impairment or write-down of specific assets in future periods. During 2016, oil price crisis hit its bottom with an ICP of only $25.83 per Bbl. in the month of January. As a result of this low price, our operations went through a cost analysis procedure in order to determine the economic limit of each of our producing wells at Kruh by identifying their respective direct production cost. Accordingly, we closed a total of 6 wells that were producing less than 10 BOPD each that year. We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the drilling of the second well was commenced in August 2021. The reserve estimate was updated at the end of 2021. We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022 and reached a total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was performed in K-27 well. The well is currently producing 38 bopd. The fourth of the 18 wells program, K-28, was spudded on June 22, 2022 and reached a total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the well at 1,230 feet on September 4 and the K-28ST well reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. We plan to complete the testing of K-28ST well in the first half of 2024.

Key Components of Results of Operations

For the years ended December 31, 2023 and 2022

Financial and operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022 are as follows:

●	Total oil production decreased approximately 6.16%, from 62,467 Bbl. for the year ended December 31, 2022 to 58,616 Bbl. for the same period in 2023. The decline of production in 2023 was due to the natural reservoir energy decline and no new production from drilling contributed to the production decrease in 2023. The lower oil price in 2023 resulted in lower revenue and cost recovery entitlements for the year ended December 31, 2023 than for the same period in 2022. However, effective production and reservoir management minimized the decline rate in 2023. The Proved, Developed and Producing reserves (PDP) decreased from 371,076 bbls in 2022 to 335,191 bbls in 2023 due to production.

●	ICP decreased 19.94% from an average price of $96.94 per Bbl. for the year ended December 31, 2022 to $77.61 per Bbl. for the same period in 2023. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2023, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price. In the first half of 2022, geopolitical tension with Russia, culminating with Russia’s full-scale invasion of Ukraine in February 2022, to some extent, contributed to crude oil price increases. In second half of 2022, crude oil prices generally decreased as concerns about a possible economic recession to some extent reduced demand. Since the decline of oil price at over $100 in July 2022, Brent oil price remains relatively stable around $80 except a spike of $93.72 in September 2023 when Saudi Arabia and Russia decided to extend the output cut of 1.3 mb/d. The average ICP in 2022 was $96.94 while the average ICP in 2023 was $77.61. Although the regional conflicts of the ongoing Russia-Ukraine war and Israel-Hamas war could lead to oil price shock above $100, we expect the oil price would most likely stay around $80 per barrel in 2024 and 2025 because of the relatively balanced supply and demand.

●	Revenue decreased by $571,949, or 13.96%, from $4,097,403 for the year ended December 31, 2022 to $3,525,454 for the same period in 2023 due to a combination of a significantly lower average ICP and slightly lower production.

●	General and administrative expenses decreased by $1,234,627, or 26.82%, for the year ended December 31, 2023 as compared to the same period in 2022, mainly due to a decrease in share-based compensation which was fully amortized in 2022, and a decrease in professional service fees resulted from lower volume of financing activities.

●	The amount of lease operating expenses slightly decreased by $2,385, or 0.08%, for the year ended December 31, 2023 as compared to the same period in 2022 mainly because of stable productivity activities as no new well developed in 2023.

●	We incurred a net loss of $2,642,684 for the year ended December 31, 2023 as compared to a net loss of $3,063,349 for the same period in 2022, with the reduction in net loss being due to a combination of the factors described above.

●	The average production cost per barrel of oil for the year ended December 31, 2023 was $50.34 compared to $47.2 for the year ended December 31, 2022, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 6.20% due to a combination of the factors discussed above.

For the years ended December 31, 2022 and 2021

Financial and operating results for the year ended December 31, 2022 compared to the year ended December 31, 2021 are as follows:

●	Total oil production increased approximately 3.02%, from 60,637 Bbl. for the year ended December 31, 2021 to 62,467 Bbl. for the same period in 2022. Despite the natural decline of production due to reservoir energy decline, the production from new wells contributed to the production increase in 2022. The higher oil price in 2022, however, resulted in higher revenue and cost recovery entitlements for the year ended December 31, 2022 than for the same period in 2021. The production increase from the three new wells K-25, K-26 and K-27 was offset by the natural decline of the four existing wells. The Proved, Developed and Producing reserves (PDP) had increased from 311,211 bbls in 2021 to 371,076 bbls in 2022.

●	ICP increased 44.64% from an average price of $67.02 per Bbl. for the year ended December 31, 2021 to $96.94 per Bbl. for the same period in 2022. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2020, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price. In the first half of 2022, geopolitical tension with Russia, culminating with Russia’s full-scale invasion of Ukraine in February 2022, to some extent, contributed to crude oil price increases. In the second half of 2022, crude oil prices generally decreased as concerns about a possible economic recession to some extent reduced demand.

●	Revenue increased by $1,644,863, or 67.07%, from $2,452,540 for the year ended December 31, 2021 to $4,097,403 for the same period in 2022 due to a combination of a significantly higher average ICP and slightly higher production.

●	General and administrative expenses decreased by $647,962, or 12.34%, for the year ended December 31, 2022 as compared to the same period in 2021, mainly due to a decrease of share-based compensation and travel expenses, which was offset by increases in professional service fees.

●	The amount of lease operating expenses increased by $460,778, or 18.49%, for the year ended December 31, 2022 as compared to the same period in 2021 mainly because of additional equipment rental added, well stimulation and fracturing activity for existing wells and a lease for a water treatment/environmental system as well as pumping units and gensets (power generators) for three wells (namely, K-25, K-26 and K-27).

●	We incurred a net loss of $3,122,592 for the year ended December 31, 2022 as compared to a net loss of $6,083,379 for the same period in 2021, with the reduction in net loss being due to a combination of the factors described above.

●	The average production cost per barrel of oil for the year ended December 31, 2022 was $47.28 compared to $41.10 for the year ended December 31, 2021, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 15.02% due to a combination of the factors discussed above.

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

Since the decline of oil price at over $100 in July 2022, Brent oil price remains relatively stable around $80 except a spike of $93.72 in September 2023 when Saudi Arabia and Russia decided to extend the output cut of 1.3 mb/d. The average ICP in 2022 was $96.94 while the average ICP in 2023 was $77.61. Although the regional conflicts of the ongoing Russia-Ukraine war and Israel-Hamas war could lead to oil price shock above $100, we expect the oil price would most likely stay around $80 per barrel in 2024 and 2025 because of the relatively balanced supply and demand. ICP of the first three months in 2024 is $77.02, $80.16 and $82.78, respectively.

We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the second well commenced in August 2021. The reserve estimate was updated at the end of 2021. The third and fourth well K-27 and K-28 were drilled in 2022. The K-27 was producing a maximum of 59 barrels of oil per day in June 2023 while the K-28 well is still waiting for testing and completion in the first half of 2024. To further understand the oil and gas potential in the Kruh Block, we will complete a seismic data acquisition, processing and interpretation program in 2024. After the Kruh Block seismic acquisition, processing and interpretation program is completed in 2024, we expect to resume drilling in 2024 with the goal of finishing 14 additional wells and significantly increasing our production. The result of the high quality 3D seismic data will also provide strong support of additional PUD locations which will result in additional proved reserves.

The Russian-Ukraine conflict which began in February 2022 and the most recent Israel-Hamas conflict have caused an oil supply concern, which has led to a sharp increase in global oil prices. This trend has led to a higher Indonesian Crude Price (ICP), from $94.92 per Bbl in February and $114.02 per Bbl in March 2022 from the average ICP price of $67.02 per Bbl for the year 2021, and an average ICP price of $96.94. A sustained increase in ICP creates the potential for higher revenue for our company without a resulting increase in expenses. In 2023, the range of ICP prices was between US$68.06 and US$89.69 per barrel with an average of US$77.61 per barrel. It is our expectation that for 2024, the oil price will be around US$80 per barrel. This will help us establish a stable cash flows for our company, enhance our liquidity and may provide us with enhanced access to capital resources.

Other than the foregoing, the management is unaware of any other trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

Results of Operations

The table below sets forth certain line items from our Consolidated Statement of Operations for the years ended December 31, 2023, 2022 and 2021:

	For The Years Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Revenue	$3,525,454	$4,097,403	$2,452,540
Lease operating expenses	2,950,869	2,953,254	2,492,476
Depreciation, depletion and amortization	702,217	1,139,723	810,855
General and administrative expenses	3,368,029	4,602,656	5,250,618
Total other income, net	852,977	1,475,638	(10,459)
Loss before income tax	(2,642,684)	(3,122,592)	(6,083,379)
Income tax provision	-	-	-
Net loss	$(2,642,684)	$(3,122,592)	$(6,083,379)
Actuarial gain for post-employment benefits	8,543	59,243	30,704
Total comprehensive loss	$(2,634,141)	$(3,063,349)	$(6,052,675)

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenue

Total revenue for the year ended December 31, 2023, were $3,525,454 compared to $4,097,403 for the year ended December 31, 2022, an decreased of $571,949 or 13.96% due to a combination of a significantly lower average ICP and slightly lower production.

Lease operating expenses

Lease operating expenses decreased by $2,385, or 0.08%, for the year ended December 31, 2023, compared to the same period in 2022 mainly because of stable productivity activities as no new well developed in 2023.

Depreciation, depletion and amortization (DD&A)

The amount of DD&A decreased by $437,506, or 38.39% for the year ended December 31, 2023 compared to the same period in 2022 mainly due to decrease in depletion per unit as there was an increase in total estimated proved reserves and slight decrease in production.

General and Administrative Expenses

General and administrative expenses decreased by $1,234,627 or 26.82%, for the year ended December 31, 2023 as compared to the same period in 2022 due to a decrease in share-based compensation which was fully amortized in 2022, and a decrease in professional service fees resulted from lower volume of financing activities.

Total other income, net

There was other income, net of $852,977 for the year ended December 31, 2023 as compared to other income, net of $1,475,638 in the same period in 2022. The decreased was mainly due to a $1,971,235 decrease in fair value change of warrant liability as a result of a decline of year-end share price compared to 2022, the decrease of amortization of debt discount for convertible note and an exchange gain as a result of the fluctuation in exchange rate.

Net Loss

We had net loss for the year ended December 31, 2023, in the amount of $2,642,684 as compared to $3,122,592 for the same period in 2022, with the reduction in loss being due to the combination of the factors discussed above.

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

Critical Accounting Policies and Estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Out of our significant accounting policies, which are described in Note 2 — Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this annual report, certain accounting policies and practices are deemed as “critical accounting policy,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) impairment of long-lived assets; (ii) oil and gas property, net, full cost method, and (iii) warrant liabilities. We believe that the following estimates involve the most significant judgments used in the preparation of our financial statements are deemed as “critical accounting estimate”:

Impairment of long-lived assets

We review our long-lived assets or asset group for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying value of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets or asset group by comparing the carrying value of the long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition when the estimated undiscounted future cash flows is lower than the carrying value, an impairment loss is recognized in the consolidated statements of operations and comprehensive loss for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. We primarily consider whether the following factors exist when evaluating impairment:

●	significant underperformance relative to projected operating results;
●	significant changes in the overall business strategy;
●	significant adverse changes in legal or business environment: and
●	significant competition, unfavorable industry trends, or economic outlook.

There was no impairment for long-lived assets for the years ended December 31, 2023, 2022 and 2021, respectively.

Oil and gas property, net, Full cost method

We follow the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves under KSO Kruh Block, are capitalized. As of December 31, 2023 and 2022, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, updated drilling schedule and estimated production and development costs, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2023, 2022 and 2021, respectively.

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

For the years ended December 31, 2023, 2022 and 2021, the estimated proved reserves were considered based on the operatorship of the Kruh Block under the TAC through May 2020 and then the KSO and Amended KSO from June 2020 and expiring in September 2035.

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

We primarily consider whether the following factors exist when evaluating future net cash flows and future development costs:

●	significant underperformance relative to projected operating results;
●	significant changes in the overall business strategy;
●	significant changes in legal, business or environmental factors; and
●	significant competition, industry trends, or economic outlook.

Fair Value of Warrant Liabilities

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

Going Concern Forecast

The Company assessed its ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the consolidated financial statements. For the cashflow projection, we assume production from existing wells with natural decline, average ICP of last 12 months in the most recent fiscal year as expected ICP, stable operational cost and limited capital expenditure as new drilling will not begin until 2026.

The Company’s going concern status is subject to various risks and uncertainties mainly includes limited unrestricted cash balance as of the date of this report, volatility on profit forecast affected by fluctuations in oil price, planned level of operational and capital expenditures and ability to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all, from any source.

Recent Accounting Pronouncements

A list of recently adopted accounting pronouncements that are relevant to us is included in Note 2 - Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

We generated a net loss of $2,634,141 and net cash used in operating activities of $2,978,919 for the year end December 31, 2023. As of December 31, 2023, we had an accumulated deficit of $39,583,437 and working capital of $5,016,233. Our operating results for future periods are subject to numerous risks and uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve cash flow positive operations in the near term or eventually achieve profitability. If we are not able to increase revenues or manage operating expenses in line with revenue forecasts, or if the price of oil should drop significantly, we may not be able to achieve profitability.

We have financed the operations primarily through cash flow from operations, loans from banks, and proceeds from equity instrument financing, where necessary. As of December 31, 2023, the Company had total cash of $3,997,187. On March 22, 2024, we filed a New F-3 Registration Statement, which includes a Prospectus Supplement and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the ATM Amendment No.1 on March 22, 2024, with H.C. Wainwright & Co., LLC as Sales Agent. We are not permitted to sell any ATM Shares prior to the effectiveness of the New F-3 Registration Statement. As of the date of this report, the New F-3 Registration Statement has not been declared effective yet.

As of April 23, 2024, we had approximately $0.75 million of cash, which is placed with financial institutions and is unrestricted as to withdrawal or use. We intend to meet the cash requirements for the next 12 months from the issuance date of the Company’s audited consolidated financial statements through a combination of improving operational efficiency, equity or debt financing and financial support from principal shareholder. We will collect the account receivables and other receivables more closely and review the payment schedule in a planned manner, especially for general and administrative expenses, seismic and G&G study. We will not plan any new drilling activity for the next 12 months, unless further proceeds from above ATM offering or exercise of outstanding warrants are received. We expect that we will be able to obtain new bank loans based on past experience and the Company’s good credit history. In addition, Mr. Wirawan Jusuf, the Chief Executive Officer and Chairman of the Board of the Company, has agreed to provide $4 million of financial support in the form of debt to the Company to enable the Company to meet its obligations and commitments as they become due for at least next 12 months. We believe that our cash on hand and internally generated cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this filing.

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

Cash flows

The following table sets forth certain historical information with respect to our statements of cash flows for the years ended December 31, 2023, 2022 and 2021:

	For The Years Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Net cash used in operating activities	$(2,978,919)	$(3,208,138)	$(3,548,656)
Net cash used in investing activities	(419,459)	(5,416,501)	(2,759,829)
Net cash provided by (used in) financing activities	-	12,925,190	-
Effect of exchange rate changes on cash and restricted cash	-	-	-
Net change in cash, and restricted cash	$(3,398,378)	$4,300,551	$(6,308,485)
Cash and restricted cash at beginning of year	7,395,565	3,095,014	9,403,499
Cash and restricted cash at end of year	$3,997,187	$7,395,565	$3,095,014

Year ended December 31, 2023 compared with year ended December 31, 2022

Operating activities

Operating activities used $2.99 million in cash for the year ended December 31, 2023, as compared to $3.21 million for 2022. The decrease of approximately $0.22 million in the amount of net cash used in operating activities is primarily due to decrease in operating expenses.

Investing activities

Net cash used in investing activities for the year ended December 31, 2023 was approximately $0.42 million, as compared to approximately $5.42 million for the year ended December 31, 2022. The decreased is mainly due to decrease in cash paid for fracturing job stimulation expenditure and drilling expenditures as no new well developed in 2023.

Financing activities

Net cash received from financing activities for the year ended December 31, 2023 was $nil, as compared to $12.93 million for the year ended December 31, 2022. There was no cash received in financing activities for the year ended December 31, 2023.

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

Financing activities

Net cash received from financing activities for the year ended December 31, 2022 was approximately $12.93 million, as compared to $nil for the year ended December 31, 2021. Cash received in financing activities for the year ended December 31, 2022 amounted to $15.09 million, which primarily consisted of the proceeds from issuance of convertible note & warrants amounted to $8.59 million, exercise of warrants amounted to $1.95 million and issuance of ordinary shares by ATM offering amounted to $4.55 million. Cash used in financing activities for the year ended December 31, 2022 amounted to $1.98 million and primarily consisted of repayment of bank loan amounted to $0.98 million and repayment of long term loan to a third party amounted to $1 million.

Capital Expenditures

We made capital expenditures of $419,459 and $5,416,501 for the years ended December 31, 2023 and 2022, respectively, which were primarily related to the development and exploration of the oil and gas property and purchases of property and equipment.

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

Research and development

Development costs that are expected to generate probable future economic benefits can be capitalized as intangible assets. All other research and development expenditure is recognized in income as incurred. For the years ended December 31, 2023 and 2022, the Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dr. Wirawan Jusuf	38	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	69	President
Chia Hsin “Charlie” Wu	71	Chief Technology Officer, prior Chief Operating Officer
Mirza F. Said	58	Chief Operating Officer and Director, prior Chief Business Development Officer
James J. Huang	37	Chief Investment Officer and Director
Gregory L. Overholtzer	66	Chief Financial Officer
Mochtar Hussein	66	Independent Director
Benny Dharmawan	41	Independent Director
Ahmad Fathurachman	32	Independent Director
Michael L. Peterson	62	Independent Director

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

Frank C. Ingriselli has served as our President since February 2019. With over 45 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging exploration and production experience in diverse geographies, business climates and political environments. From 2005 to 2018, Mr. Ingriselli was the founder, President, CEO and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on NYSE American. Prior to founding these two companies, from 1979 to 2001, Mr. Ingriselli worked at Texaco in diverse senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development. The positions Mr. Ingriselli held at Texaco included President of Texaco Technology Ventures, President and CEO of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations, where he directed Texaco’s global initiatives in exploration and development. While at Texaco, Mr. Ingriselli, among other activities, led Texaco’s initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries. Mr. Ingriselli served as an independent member of the Board of Directors of NXT Energy Solutions Inc. (TSX:SFD; OTC QB:NSFDF) from 2019 to 2022 and is also on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a charitable public foundation. From 2016 through 2018, Mr. Ingriselli founded and was the President and CEO of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes. Mr. Ingriselli also served as the chief executive officer of Trio Petroleum Corp. (NYSE American: TPET) (“Trio Petroleum”), a company developing assets in California, from February 2022 to October 2023, and has been serving as vice chairman and director of Trio Petroleum since February 2022, and serves on the Board of Directors of Lafayette Energy (a private company developing assets in Louisiana). Mr. Ingriselli graduated from Boston University in 1975 with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance in 1977 and a J.D. from Fordham University School of Law in 1979.

Dr. Chia Hsin (Charlie) Wu has served as our Chief Technology Officer since January 2024 and previously served as our Chief Operating Officer since 2018. Dr. Wu is a highly qualified and recognized oil and gas industry veteran with over 40 years of experience. Dr. Wu has been responsible for building and leading the upstream exploration and production teams for 3 independent oil and gas companies in Indonesia over the last 15 years. Prior to joining our company, since 2017 Dr. Wu has been acting as the Chief Technology Officer for Pt. Pandawa Prima Lestari, an oil and gas company operating a PSC block in Kalimantan, as well as an independent oil and gas consultant. Dr. Wu previously served as the Director of Operations and Chief Operating Officer of Pt. Sugih Energy TBK, an oil and gas exploration and production company with 4 PSC blocks in Central and South Sumatera from 2013 to 2016. From 2010 to 2013, Dr. Wu was the President Director of Pacific Oil & Gas Indonesia, an oil and gas company operating 2 PSC blocks in North Sumatra and one KSO block in Aceh. Prior to 2010, Dr. Wu had transitioned into the senior role of Vice-President and General Manager with Petroselat Ltd., operator of an exploration and production PSC block in Central Sumatra between 2000 and 2010, and simultaneously served as Chief Operating Officer at International Mineral Resources Inc from 2003 to 2010. From 1999 to 2000, Dr. Wu served as an Exploration Consultant with EMP Kondur Petroleum, an oil company which operated a production PSC in Central Sumatra. From 1981 to 1999, Dr. Wu worked in a variety of roles internationally with Atlantic Richfield Company (ARCO, now recognized as BP Plc). Dr. Wu worked in the position of Geological Specialist from 1996 to 1999 in Jakarta, Indonesia. From 1990 to 1995, Dr. Wu worked as a New Venture Geologist with the ARCO organization in Plano, Texas, and from 1985 to 1990, Dr. Wu worked as an Exploration Coordinator of the for ARCO in Jakarta, Indonesia. Dr. Wu began his work with ARCO from 1983 to 1985 as an explorationist in Plano, Texas, during which time he earned ARCO’s “Exploration Excellence Award” on the Vice-President Level for providing training to worldwide staff in geohistory and basin modelling with subsequent exploration successes. From 1979 to 1981, Dr. Wu worked as a Petrophysical Supervisor with Core Laboratories Inc. Dr. Wu began his career as a Research Specialist with the US Department of Energy at the University of Oklahoma in 1979. Dr. Wu completed his Postgraduate Diploma in Business Administration at DeMontfort University in 2000 and earned his Ph.D. in Geosciences in 1991 at the University of Texas. He also completed his Masters of Science in Geology at the University of Toledo in 1979. Prior to his graduate studies, Dr. Wu earned his Bachelors of Science degree in Geology at National Taiwan University in 1975. Dr. Wu was once an Adjunct Associate Professor at the University of Texas at Dallas between 1995 and 2000 and has served as a lecturer at the University of Indonesia since 2006. Dr. Wu has also been a member of American Association of Petroleum Geologists (AAPG) since 1979.

Mirza F. Said has served as Chief Operating Officer since January 2024 and a Director of our company since 2018, Chief Executive Officer of our subsidiary Pt. Green World Nusantara since 2014, PT Harvel Nusantara Energi since 2015, and PT Hutama Wiranusa Energi since 2018. Mr. Said was also our Chief Business Development Officer between February 2019 and January 2024. From 2012 to 2014, Mr. Said had served as President Director of Pt. Humpuss Patragas, and Commissioner of Pt. Humpuss Trading and Pt. Humpuss Wajo Energi simultaneously. All of these companies are the subsidiaries of PT. Humpuss, an Indonesian holding company focusing on energy business, including in upstream, transportation and refining activities. From 2010 to 2012, Mr. Said acted as the Senior Business Development & External Relations Manager for Pacific Oil & Gas. From 2007 to 2010, Mr. Said Co-Founded Pt. Corpora Hydrocarbon Asian, a private oil and gas investment company, and served as that organization’s Operational Specialist. Prior to serving as Chief Operating Officer of Pt. Indelberg Indonesia from 2006 to 2007, Mr. Said served as the Corporate Operations Controller for Akar Golindo Group from 2004 to 2006. From 2001 to 2004, Mr. Said was the Project Cost Controller & Analyst for the Kangean Asset for BP Indonesia, during which time, as a result of his achievements he was awarded the “Spot Recognition Award of Significant Contribution in Managing & Placing”. From 1997 to 1999, he served as Operations Manager for JOB Pertamina Western Madura Pty Ltd., a joint operation company between Citiview Corporation Ltd (an Australian based oil and gas company) and Pertamina (the Indonesian state owned oil and gas company) that operated a block in Madura, East Java. Mr. Said began his professional career as Senior Drilling Engineer with Pt. Humpuss Patragas, an Indonesian private oil and gas company a subsidiary of PT. Humpuss, which operated Cepu Block, East Java from 1991 to 1997 (he would later return to that organization in 2012 and serve in two senior executive positions concurrently). Mr. Said earned his Master of Engineering Management at the Curtin University of Technology in Perth, Australia, and had completed his Bachelor’s degree in Chemical Engineering at the Institute Technology of Indonesia. Mr. Said holds professional memberships with the Indonesian Petroleum Association (IPA) and Society of Indonesian Petroleum Engineers (IATMI) and is fluent in English and Indonesian. We believe Mr. Said is qualified to serve in his positions with our company as a result of his education and professional experiences, including achievements and expertise within the energy and infrastructure sector.

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

Ahmad Fathurachman has served as a Director of our company since January 2024. Mr. Fathurachman is an oil and gas professional with a multifaceted skillset in electrical & instrumentation (“E&I”) engineering. Since August 2022, Mr. Fathurachman has served as a consultant in Indonesia to Weatherford International (“Weatherford”), a global oil field services company. Prior to this role, he held several positions at Weatherford, first as a project manager for production business unit between March 2018 and June 2020, and later as a senior project manager for project development & product sales between June 2020 and August 2022. Between October 2022 and June 2023, he served as a Business Development Specialist at Deleum Oilfield Services, an oilfield services company engaged in oil & gas chemical business in Southeast Asia. Between October 2016 and February 2018, he served as an E&I system engineer at PT. Wifgasindo Dinamika Instrument Engineering, an Indonesia engineering, procurement, construction, and installation company, and between January 2016 and September 2016, he worked as an E&I system engineer at PT. Mangunkerta Nusantara, an E&I system integrator company in Indonesia. From January 2014 to December 2015, he served as an E&I services engineer at Matrik Engineering (j.v PT. Kota Minyak Internusa), an E&I manufacturing company in Indonesia. Mr. Fathurachman received his bachelor’s degree in electrical engineering from Universitas Jenderal Achmad Yani in Indonesia in 2013. We believe Mr. Fathurachman is qualified to serve as a Director of our company due to his expertise in implementation and optimization of heavy oil production, especially deep understanding of oilfield digital solution and project executions in Indonesia.

Michael L. Peterson has served as a Director of our Company since January 2021. In April 2022, Mr. Peterson founded and currently serves as a Director and the Chief Executive Officer of Lafayette Energy Corp., a private company developing assets in Louisiana. Since October 2023, Mr. Peterson has served as the chief executive officer of Trio Petroleum, and since June 2021, he has served as a Director of Aesther Healthcare Acquisition Corp., a Nasdaq listed special purpose acquisition company (“SPAC”), which merged with Ocean Biomedical Inc. (NASDAQ: OCEA) in February 2023, and Mr. Peterson currently serves as a Director of Ocean Biomedical Inc. Since March 2023, Mr. Peterson has served as a Director of OceanTech Acquisitions I Corp (NASDAQ: OTEC), a Nasdaq listed SPAC. Since December 2020, Mr. Peterson has served as the Chief Executive Officer of Nevo Motors, Inc. (Formerly Nevo Energy, Inc.), a company that is commercializing low carbon emission trucks. Between June 2018 and June 2021, Mr. Peterson served as the President of the Taipei Taiwan Mission of The Church of Jesus Christ of Latter-day Saints, in Taipei, Taiwan. From August 2016 to May 2021, Mr. Peterson served as an Independent Director of Trxade Health, Inc. (NASDAQ: MEDS), a Nasdaq listed company primarily engaged in pharmaceutical B2B technology. From 2011 to 2018, Mr. Peterson served in several executive officer positions and a Director at PEDEVCO Corp. (NYSE American: PED), a public company primarily engaged in the acquisition, exploration, development and production of oil and natural gas shale plays in the United States. These executive officer positions included Chief Executive Officer, President, Chief Financial Officer and Executive Vice President. Mr. Peterson previously served as Interim President and Chief Executive Officer (from June 2009 to December 2011), and as a Director (from May 2008 to December 2011), of Blast Energy (Pacific Energy Development’s predecessor), a company primarily engaged in oil and gas development, as a Director (from May 2006 to July 2012) of Aemetis, Inc. (formerly AE Biofuels Inc.), a Cupertino, California-based global advanced biofuels and renewable commodity chemicals company (AMTX.OB), and as Chairman and Chief Executive Officer of Nevo Energy, Inc. (“NEVE”, formerly Solargen Energy, Inc.), a Cupertino, California-based developer of utility-scale solar farms from December 2008 to July 2012. From 2005 to 2006, Mr. Peterson served as a Managing Partner of American Institutional Partners, a venture investment fund based in Salt Lake City. From 2000 to 2004, he served as a First Vice President at Merrill Lynch, where he helped establish a new private client services division to work exclusively with high-net-worth investors. From September 1989 to January 2000, Mr. Peterson was employed by Goldman Sachs & Co. in a variety of positions and roles, including as a Vice President with the responsibility for a team of professionals that advised and managed over $7 billion in assets. Mr. Peterson received his Master’s degree of Business Administration at the Marriott School of Management and a Bachelor’s degree in statistics/computer science from Brigham Young University. Mr. Peterson is qualified to be a Director of our company due to his experience in managing, operating and growing both public and private companies, especially those active in the energy industry.

Family Relationships and Conflicts of Interests

There are no family relationships between any of our officers and directors. We are not aware of any conflicts of interests related to our officers and directors arising from the management and operations of our business.

Board of Directors and Committees

General

Our board of directors consists of seven (7) directors. A majority of our board of directors (namely, Mochtar Hussein, Benny Dharmawan, Ahmad Fathurachman and Michael L. Peterson) are independent, as such term is defined by the NYSE American. The members of our board of directors are elected annually at our annual general meeting of shareholders.

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

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Michael L. Peterson (3)	(2)	—	—
Ahmad Fathurachman	—	(1)	(2)
Benny Dharmawan	(1)	(2)	(1)
Mochtar Hussein	(1)	(1)	—

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2023 and 2022.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(2)	Total ($)
Dr. Wirawan Jusuf	2023	297,000	-	-	-	-	-	-	297,000
Chief Executive Officer	2022	297,000	-	-	-	-	-	-	297,000

Frank C. Ingriselli	2023	150,000	-	-	-	-	-	-	150,000
President	2022	150,000	-	-	-	-	-	-	150,000

Gregory L. Overholtzer	2023	80,000	-	-	-	-	-	-	80,000
Chief Financial Officer	2022	80,000	-	-	-	-	-	-	80,000

Mirza F. Said	2023	204,000	-	-	-	-	-	-	204,000
Chief Operating Officer	2022	204,000		-	-	-	-	-	204,000

Chia Hsin “Charlie” Wu	2023	204,000	-	-	-	-	-	-	204,000
Chief Technology Officer	2022	204,000	-	-	-	-	-	-	204,000

James J. Huang	2023	240,000	-	-	-	-	-	-	240,000
Chief Investment Officer	2022	240,000	-	-	-	-	-	-	240,000

(1) The options and bonus were granted pursuant to agreements between the executives and our company. The values of the option awards represent grant-date fair values without regard to forfeitures.

(2) All other compensation refers to income tax withholding under Indonesian law. Salaries in Indonesia are negotiated on a “take home pay” basis. Therefore, we pay the income withholding tax on behalf of the employee, which is legally considered part of the employee’s compensation.

Outstanding Equity Awards at 2023 Year-End

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2023.

Name	Grant date	Vesting Start date	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Options exercise price ($)	Option Expiration date
Dr. Wirawan Jusuf Chief Executive Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2024

Frank C. Ingriselli President	-	-	-	-	-	-

Gregory L. Overholtzer Chief Financial Officer	-	-	-	-	-	-

Chia Hsin “Charlie” Wu Chief Technology Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2029

James J. Huang Chief Investment Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2029

Mirza F. Said Chief Operating Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2029

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

Frank C. Ingriselli

On February 27, 2019, our board of directors approved an employment agreement with Frank C. Ingriselli and we entered into such agreement (which we refer to as the Ingriselli Agreement) with Mr. Ingriselli effective February 1, 2019, under which he serves as our President. We also entered into a share option agreement with Mr. Ingriselli effective as of February 1, 2019. On January 23, 2020, we entered into an amendment to the Ingriselli Agreement (the “Ingriselli Amendment”). On January 21, 2022, we entered into a Second Amendment to Ingriselli Agreement (the “Ingriselli Second Amendment”). On December 28, 2023, we entered into the Ingriselli Third Amendment with Mr. Ingriselli, effective on January 1, 2024.

The Ingriselli Agreement had an initial term beginning on February 1, 2019, and expired one (1) year from such date. The Ingriselli Amendment extends the term of Mr. Ingriselli’s employment as our President for a two-year term commencing on February 1, 2020 and terminating on January 31, 2022, the Ingriselli Second Amendment extends the term of the Ingriselli Agreement to December 31, 2023, and the Ingriselli Third Amendment further extends the term of the Ingriselli Agreement to December 31, 2025 unless terminated earlier pursuant to the terms of the Ingriselli Agreement. The Ingriselli Agreement is not subject to automatic renewal.

Pursuant to the terms and provisions of the Ingriselli Agreement, as amended by the Ingriselli Amendment, Mr. Ingriselli is entitled to an annual base salary of $150,000 and a $75,000 cash bonus for services rendered during the year ended December 31, 2019. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion. Pursuant to the Ingriselli Amendment, Mr. Ingriselli was also granted 35,000 ordinary shares as an equity incentive award for his continued service as our President. The vesting schedule of these shares is as follows: 18,750 vested on December 19, 2019, 9,375 will vest on June 16, 2020, and 9,375 will vest on December 19, 2020. The award also includes a 180-day lock-up period from the date of vesting. Participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors. Pursuant to the Ingriselli Second Amendment, Mr. Ingriselli was granted an award of 60,000 ordinary shares, with 30,000 shares vesting on July 1, 2022 and 30,000 vesting on January 1, 2023, with a lock-up period of 180 days from each vesting date. Pursuant to the Ingriselli Third Amendment, the pre-tax annual base salary for Mr. Ingriselli will remain at US$150,000; Mr. Ingriselli was granted an award of 60,000 ordinary shares, with 30,000 ordinary shares vesting on July 1, 2024 and 30,000 ordinary shares vesting on January 1, 2025, under a lock-up period of 180 days from each vesting date.

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

Gregory L. Overholtzer

On February 27, 2019, our board of directors approved an employment agreement with Gregory L. Overholtzer and we entered into such agreement (which we refer to as the Overholtzer Agreement) with Mr. Overholtzer effective February 1, 2019, under which he serves as our Chief Financial Officer. On January 29, 2020, we and Mr. Overholtzer entered into an amendment to the Overholtzer Agreement (the “Overholtzer Amendment”). On January 21, 2022, we entered into a Second Amendment to Overholtzer Agreement (the “Overholtzer Second Amendment”), effective January 1, 2022. On January 1, 2024, we entered into the Overholtzer Third Amendment with Mr. Overholtzer, effective on January 1, 2024.

The Overholtzer Agreement had an initial term beginning on February 1, 2019, which expired one (1) year from such date. Pursuant to the Overholtzer Amendment, Mr. Overholtzer’s employment term was extended for a two-year term commencing on February 1, 2020 and terminating on January 31, 2022, the Overholtzer Second Amendment extends the term of the Overholtzer Agreement to December 31, 2023, and the Overholtzer Third Amendment further extends the term of the Overholtzer Agreement to December 31, 2025 unless terminated earlier pursuant to the Overholtzer Agreement, as amended. The Overholtzer Agreement, as amended, is not subject to automatic renewal.

Pursuant to the terms and provisions of the Overholtzer Agreement, as amended by the Overholtzer Amendment, Mr. Overholtzer was entitled to an annual base salary of $40,000 until the effectiveness of our registration statement in connection with our IPO on December 19, 2019, when his annual base salary increased to $80,000. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors. Pursuant to the Overholtzer Third Amendment, the pre-tax annual base salary for Mr. Overholtzer will remain at US$80,000.

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

Chia Hsin “Charlie” Wu

On February 27, 2019, our board of directors approved an employment agreement with Chia Hsin “Charlie” Wu and we entered into such agreements (which we refer to as the Wu Agreement) with Dr. Wu effective February 1, 2019, under which he serves as our Chief Operating Officer. We also entered into a share option agreement with Dr. Wu effective as of February 1, 2019.

The Wu Agreement has an initial term beginning on February 1, 2019, and expiring one (1) year from such date. The Wu Agreement is subject to automatic renewal on a year-to-year renewal basis unless either we or Dr. Wu provides written notice not to renew the Wu Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Wu Agreement, Dr. Wu is entitled to an annual base salary of $204,000 following our initial public offering (Dr. Wu’s annual base salary prior to the completion of our initial public offering was $75,000), cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

On January 16, 2024, we entered into the Wu First Amendment with Dr. Wu, effective January 16, 2024. The Wu First Amendment amended and restated the Wu Agreement between us and Dr. Wu. Pursuant to the Wu First Amendment: (i) Dr. Wu serves as our Chief Technology Officer (“CTO”), effective from January 16, 2024; (ii) the pre-tax annual base salary for Dr. Wu remains at US$204,000; (iii) Dr. Wu shall perform the duties and responsibilities (a) typically associated with the office of CTO of a similarly sized U.S. listed public company in the oil and gas exploration and production sector and (b) outlined in the Wu First Amendment. As a result of the Wu First Amendment, Dr. Wu is our CTO, and is no longer our COO. Except for the foregoing, no further changes were made to the Wu First Amendment.

We may terminate the Wu Agreement without cause upon 30 days’ prior written notice and Dr. Wu may resign without cause upon 30 days’ prior written notice. We may also immediately terminate Wu Agreement for cause (as set forth in the Wu Agreement). Upon the termination of the Wu Agreement for any reason, Dr. Wu will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Dr. Wu is terminated during the term of the employment agreement other than for cause, Dr. Wu is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination and such severance payments as may be mandated by Indonesian law (presently one month of base salary for every year worked with us) (the “Wu Severance Payment”). In the event that such termination is upon a Change of Control (as defined in the Wu Agreement), Dr. Wu shall be entitled to the Wu Severance Payment. In addition, the Wu Agreement will terminate prior to its scheduled expiration date in the event of Dr. Wu’s death or disability.

The Wu Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Wu Agreement is governed by Cayman Islands law.

Under Dr. Wu’s share option agreement, Dr. Wu was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Dr. Wu’s option shall vest as follows (assuming, in each case, that Dr. Wu remains employed with us): (a) 50,000 ordinary shares shall vest on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares shall vest on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares shall vest on the third anniversary of the closing of our initial public offering. The share option agreement is governed by Cayman Islands law.

Mirza F. Said

On February 27, 2019, our board of directors approved an employment agreement with Mirza F. Said and we entered into such agreements (which we refer to as the Said Agreement) with Mr. Said effective February 1, 2019, under which he served as Chief Business Development Officer. We also entered into a share option agreement with Mr. Said effective as of February 1, 2019.

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

On January 16, 2024, we entered into the Said First Amendment with Mr. Said, effective January 16, 2024. The Said First Amendment amended and restated the Said Agreement between us and Mr. Said.

Pursuant to the Said First Amendment: (i) Mr. Said serves as our Chief Operating Officer (“COO”), effective from January 16, 2024; (ii) the pre-tax annual base salary for Mr. Said remains at US$204,000; and (iii) Mr. Said shall perform the duties and responsibilities (a) typically associated with the office of COO of a similarly sized U.S. listed public company in the oil and gas exploration and production sector and (b) outlined in the Said First Amendment. As a result of the Said First Amendment, Mr. Said, is our COO, and is no longer our Chief Business Development Officer, and no other individual was appointed to this position. Except for the foregoing, no further changes were made to the Said First Amendment.

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

Non-Employee Director Compensation

For the year ended December 31, 2023, each independent director receives annual cash compensation equal to $30,000 per year for such directors’ services to our board of directors. In addition to the annual cash compensation for serving on our board of directors, each independent director that also serves on a committee of our board of directors receives compensation as follows: each member of the audit committee and compensation committee (not including the chairperson) receives annual cash compensation of $3,000 per year and each member of the Nominating and Corporate Governance Committee (not including the chairperson) receives annual cash compensation of $3,000 per year. The chairperson of our Audit Committee receives annual compensation of $27,000 and the chairperson of our Compensation Committee receives annual compensation of $6,000 and the chairperson of our Nominating and Corporate Governance Committee receives annual compensation of $3,000.

Equity Awards for Non-Employee Directors

As of December 31, 2023, none of our non-employee directors were granted any options.

Employees

As of December 31, 2023, 2022 and 2021, we had 33, 30 and 28 permanent employees, respectively, and 42, 35, and 34 contract employees, respectively. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we believe we maintain good relationships with our employees.

The table below sets forth the breakdown of our employees by function as of December 31, 2023:

Function	Number of Employees	% of Total
Senior Management	6	8.00%
Subsurface	3	4.00%
Engineering	3	4.00%
Operation and Production	3	4.00%
Finance and Accounting	6	8.00%
Administration, Procurement and Human Resources	9	12.00%
Health, Safety, Security and Environment (or HSSE)	2	2.67%
Local Relations	1	1.33%
Operation Contract Employees (production, construction and HSSE)	42	56.00%
Total (including 33 permanent employees and 42 contract employees)	75	100%

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

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws. Percentage ownership of our ordinary shares in the following table is based on 10,172,694 ordinary shares outstanding as of April 23, 2024. Unless otherwise noted, the business address for each of our directors and executive officers is GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Dr. Wirawan Jusuf (1)	5,267,767	51.78%
Frank C. Ingriselli	30,000	*
Mirza F. Said (2)	45,545	*
James J. Huang (3)	45,545	*
Chia Hsin “Charlie” Wu (4)	45,545	*
Gregory L. Overholtzer	—	—
Mochtar Hussein	—	—
Benny Dharmawan	—	—
Ahmad FathurachmanFathurachman	—	—
Michael L. Peterson	—	—
All directors and officers as a group	5,434,402	53.42%
5% shareholders:
MADERIC Holding Limited (1)	5,222,222	51.34%

(1)	Dr. Wirawan Jusuf, our Chairman and Chief Executive Officer, holds voting and dispositive control over, and thus beneficial ownership of, the shares held by MADERIC Holding Limited. Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering).

(2)	Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering).

(3)	Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering).

(4)	Beneficial ownership excludes options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering).

*	Less than one percent

Related Party Transactions

Other than the executive and director compensation and other arrangements discussed in the “Item 6. Directors, Senior Management and Employees” of this report, we have not entered into any transactions to which we or our subsidiaries have been or are a party of the type which is required to be disclosed under Item 7.B of the Form 20-F for fiscal years ended December 31, 2023, 2022 and 2021.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

As of December 31, 2023 and 2022, all of our accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the KSO by Pertamina. This concentration of receivables from one party may impact our overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2023, 2022 and 2021, 100% of our revenues were generated through the operatorship of Kruh Block. We do not believe that there will be any material adverse change in the operatorship of Kruh Block or the KSO.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our design and operation of our disclosure controls and procedures as of December 31, 2023. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2023 were ineffective due to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. Our goal is to remediate deficiencies in our disclosure controls via the actions described under “Management’s Annual Report on Internal Control over Financial Reporting” below.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2023 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive Officer (Wirawan Jusuf) and Principal Financial Officer (Gregory L. Overholtzer), and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the disposition of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with authorizations of our management and board of directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2023, we identified a material weakness in our internal control over financial reporting as of December 31, 2023. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (the “PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

During 2023, we sought to implement and will continue to implement a number of measures to address the material weakness, including the following measures:

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Marcum Asia CPAs LLP, for the years ended December 31, 2023 and 2022:

$’000	2022	2023
Audit Fees[1]	$303	$345
Tax Fees	-	-
All Other Fees	-	-
Total fees	$303	$345

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are permitted to follow certain corporate governance rules of our home country (the Cayman Islands) in lieu of NYSE American’s corporate governance rules. Our corporate governance practices do not deviate from NYSE American corporate governance rules and we are in full compliance with all other applicable NYSE American corporate governance standards; provided, however, that (i) in January 2022 in connection with our financing with L1 Capital, we formally adopted home country practice and thereby opted out of the NYSE American rule that would otherwise require shareholder approval should we issue more than 19.99% of our then outstanding ordinary shares in a financing that is not a “public offering” at less than the then current market value, and (ii) on December 22, 2023, we adopted home country practice and thereby opted out of the NYSE American rule that would otherwise require each issuer listing common stock or voting preferred stock, and/or their equivalents to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Marcum Asia CPAs LLP, is set forth on pages F-1 through F-37 and are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit		Incorporated Herein by Reference				Filed
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Herewith
3.1	Amended and Restated Memorandum of Association of the Registrant	F-1	333-232894	3.1	November 12, 2019
3.2	Amended and Restated Articles of Association of the Registrant	F-1	333-232894	3.2	November 12, 2019
10.1	Sale and Purchase of Shares and Receivables Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited, HFO Investment Group Limited, Opera Cove International Limited and WJ Energy Group Limited.	F-1	333-232894	10.1	July 30, 2019
10.2	Debt Conversion Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited and HFO Investment Group Limited	F-1	333-232894	10.2	July 30, 2019
10.3	Debt Acknowledgement Note, dated June 30, 2018 (Maderic Holding Limited)	F-1	333-232894	10.3	July 30, 2019
10.4	Debt Acknowledgement Note, dated June 30, 2018 (HFO Investment Group)	F-1	333-232894	10.4	July 30, 2019
10.5	Contract regarding acquisition of Citarum Block and/or the 2016 joint study regarding the Citarum Block (Joint Study Agreement)	F-1	333-232894	10.5	November 12, 2019
10.6	Technical Assistance Contract with PT Pertamina in regards to the Kruh Block	F-1	333-232894	10.6	July 30, 2019
10.7	Letter extending Kruh contract	F-1	333-232894	10.7	August 21, 2019
10.8	Employment Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.8	July 30, 2019
10.9	Share Option Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.9	July 30, 2019
10.10	Employment Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.10	July 30, 2019
10.11	Share Option Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.11	July 30, 2019
10.12	First Amendment to Employment Agreement, dated January 23. 2020, between the Company and Frank C. Ingriselli+	6-K	001-39164	10.1	January 29, 2020

10.13	Employment Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.12	July 30, 2019
10.14	Share Option Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.13	July 30, 2019
10.15	Employment Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.14	July 30, 2019
10.16	Share Option Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.15	July 30, 2019
10.17	Employment Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.16	July 30, 2019
10.18	Share Option Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.17	July 30, 2019
10.19	Employment Agreement, dated February 1, 2019, between the Registrant and Gregory L. Overholtzer+	F-1	333-232894	10.18	July 30, 2019
10.20	First Amendment to Employment Agreement, dated January 29. 2020, between the Company and Gregory L. Overholtzer+	6-K	001-39164	10.2	January 29, 2020
10.21	Indonesian Energy Corporation Limited 2018 Equity Incentive Plan+	F-1	333-232894	10.19	July 30, 2019
10.22	Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	January 25, 2022
10.23	Senior Convertible Promissory Note issued to L1 Capital, dated January 21, 2022	6-K	001-39164	10.2	January 25, 2022
10.24	Form of Ordinary Share Purchase Warrant issued to L1 Capital	6-K	001-39164	10.3	January 25, 2022
10.25	Guaranty, dated January 21, 2022, by WJ Energy Group Limited favor of L1 Capital	6-K	001-39164	10.4	January 25, 2022
10.26	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Frank C. Ingriselli+	6-K	001-39164	10.5	January 25, 2022
10.27	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Gregory L. Overholtzer+	6-K	001-39164	10.6	January 25, 2022
10.28	First Amendment to Securities Purchase Agreement, dated March 4, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	March 9, 2022
10.29	Amended and Restated Senior Convertible Promissory Note issued to L1 Capital, dated March 4, 2022	6-K	001-39164	10.2	March 9, 2022
10.30	Second Amended and Restated Senior Convertible Note issued to L1 Capital, dated May 16, 2022.	6-K	001-39164	10.1	May 16, 2022
10.31	At The Market Offering Agreement, dated July 22, 2022, by and between the Company and H.C. Wainwright & Co., LLC	6-K	001-39164	1.1	July 22, 2022
10.32	First Amendment to At The Market Offering Agreement, dated March 22, 2024, by and between the Company and and H.C. Wainwright & Co., LLC	F-3	333-278175	10.7	March 22, 2024
10.33	English Translation of Amendment to Operations Cooperation Agreement for Kruh Block, dated August 9, 2023, between PT Pertamina EP and PT Green World Nusantara (the Company’s subsidiary) ^	6-K	001-39164	10.1	September 28, 2023
10.34	Third Amendment to Employment Agreement, dated December 28, 2023, between the Company and Frank C. Ingriselli.	6-K	001-39164	10.1	January 3, 2024
10.35	Third Amendment to Employment Agreement, dated January 1, 2024, between the Company and Gregory L. Overholtzer.	6-K	001-39164	10.2	January 3, 2024
10.36	First Amendment to Employment Agreement, dated January 16, 2024, between the Company and Mirza F. Said.	6-K	001-39164	10.1	January 18, 2024
10.37	First Amendment to Employment Agreement, dated January 16, 2024, between the Company and Chia Hsin “Charlie” Wu.	6-K	001-39164	10.2	January 18, 2024
21.1	Subsidiaries of the registrant	F-1	333-232894	21.1	July 30, 2019
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*					X

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*					X
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*					X
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002*					X
23.1	Consent of Marcum Asia CPAs LLP					X
99.1	Nominating and Corporate Governance Committee Charter	F-1	333-232894	99.1	July 30, 2019
99.2	Compensation Committee Charter	F-1	333-232894	99.2	July 30, 2019
99.3	Audit Committee Charter	F-1	333-232894	99.3	July 30, 2019
99.4	Home Country Exemption Letter	6-K	001-39164	99.1	December 22, 2023
99.5	Executive Compensation Clawback Policy					X
99.6	Insider Trading Policies and Procedures
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+	Management contract or compensatory plan or arrangement.
*	Furnished herewith
^	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item 601(b)(10) as the Company has determined such portions are both not material and are of the type that the Company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDONESIA ENERGY CORPORATION LIMITED

By:	/s/ Dr. Wirawan Jusuf
Name:	Dr. Wirawan Jusuf
Title:	Chairman & Chief Executive Officer

Date: April 26, 2024

INDONESIA ENERGY CORPORATION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Indonesia Energy Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Indonesia Energy Corporation Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Beijing, China
April 26, 2024

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Current assets
Cash	$2,009,687	$5,895,565
Restricted cash	1,567,500	-
Accounts receivables	582,335	468,153
Prepayment and other current assets	1,920,576	1,504,101
Total current assets	6,080,098	7,867,819
Non-current assets
Restricted cash	420,000	1,500,000
Property and equipment, net	109,017	201,495
Oil and gas property - subject to amortization, net	7,111,624	7,469,820
Oil and gas property - not subject to amortization	1,155,439	1,151,804
Right of use assets, net	1,097,168	351,446
Deferred charges	938,392	1,013,698
Other non-current assets, net	812,943	1,018,246
Total non-current assets	11,644,583	12,706,509
Total assets	$17,724,681	$20,574,328

Liabilities and Equity
Current liabilities
Accounts payables	$753,823	$719,095
Short-term operating lease liabilities	629,325	255,845
Accrued expenses	152,078	23,945
Taxes payable	60,698	147,797
Other current liabilities	17,941	70,085
Total current liabilities	1,613,865	1,216,767
Non-current liabilities
Asset retirement obligations	352,636	448,720
Warrant liabilities	482,219	1,389,643
Long-term operating lease liabilities	467,843	95,601
Provision for post-employment benefits	118,250	99,588
Total non-current liabilities	1,420,948	2,033,552
Total liabilities	$3,034,813	$3,250,319

Commitments and contingencies	-	-

Shareholders’ Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of December 31, 2023 and 2022, respectively)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 10,142,694 shares issued and outstanding as of December 31, 2023 and 2022)	$27,046	$27,046
Additional paid-in capital	54,147,769	54,147,769
Accumulated deficit	(39,583,437)	(36,940,753)
Accumulated other comprehensive income	98,490	89,947
Total shareholders’ equity	14,689,868	17,324,009
Total liabilities and shareholders’ equity	$17,724,681	$20,574,328

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2023	2022	2021
Revenue	$3,525,454	$4,097,403	$2,452,540

Operating costs and expenses:
Lease operating expenses	2,950,869	2,953,254	2,492,476
Depreciation, depletion and amortization	702,217	1,139,723	810,855
General and administrative expenses	3,368,029	4,602,656	5,250,618
Total operating costs and expenses	7,021,115	8,695,633	8,553,949

Loss from operations	(3,495,661)	(4,598,230)	(6,101,409)

Other income (expense):
Change in fair value of warrant liability	907,424	2,878,660	-
Foreign currency exchange gain	136,788	(130,684)	28,489
Allowance on other receivable	59,604	-	-
Issuance loss of warrants	-	(133,325)	-
Issuance costs allocated to warrant liability	-	(465,577)	-
Other (expense) income, net	(131,631)	(673,436)	(10,459)
Total other income, net	852,977	1,475,638	18,030

Loss before income tax	(2,642,684)	(3,122,592)	(6,083,379)
Income tax provision	-	-	-
Net loss	(2,642,684)	(3,122,592)	(6,083,379)

Comprehensive loss:
Net loss	(2,642,684)	(3,122,592)	(6,083,379)
Actuarial gain for post-employment benefits	8,543	59,243	30,704
Total comprehensive loss	(2,634,141)	(3,063,349)	(6,052,675)

Loss per ordinary share
Basic and diluted	$(0.26)	$(0.35)	$(0.82)
Weighted average ordinary shares outstanding*
Basic and diluted	10,142,694	8,888,421	7,420,414

*	The shares are presented on a retroactive basis to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of December 31, 2020	-	$-	7,407,955	$19,754	$40,073,087	$(27,734,782)	$-	$12,358,059
Net loss	-	-	-	-	-	(6,083,379)	-	(6,083,379)
Actuarial gain for post-employment benefits	-	-	-	-	-	-	30,704	30,704
Issuance of shares for compensation of employee and nonemployee services	-	-	40,000	107	225,669	-	-	225,776
Share-based compensation	-	-	-	-	1,288,583	-	-	1,288,583
Balance as of December 31, 2021	-	$-	7,447,955	$19,861	$41,587,339	$(33,818,161)	$30,704	$7,819,743
Net loss	-	-	-	-	-	(3,122,592)	59,243	(3,063,349)
Issuance of ordinary shares by ATM offering	-	-	458,375	1,222	4,365,420	-	-	4,366,642
Conversion of Convertible Note	-	-	1,650,000	4,400	4,028,639	-	-	4,033,039
Exercise of warrants	-	-	325,000	866	3,429,799	-	-	3,430,665
Issuance of shares in exchange of service			62,105	166	210,607			210,773
Exercise of options	-	-	199,259	531	(531)	-	-	-
Share-based compensation	-	-	-	-	526,496	-	-	526,496
Balance as of December 31, 2022	-	$-	10,142,694	$27,046	$54,147,769	$(36,940,753)	$89,947	$17,324,009
Net loss	-	-	-	-	-	(2,642,684)	-	(2,642,684)
Actuarial gain for post employment	-	-	-	-	-	-	8,543	8,543
Balance as of December 31, 2023	-	$-	10,142,694	$27,046	$54,147,769	$(39,583,437)	$98,490	14,689,868

*	The shares are presented on a retroactive basis to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net loss	$(2,642,684)	$(3,122,592)	$(6,083,379)
Adjustments to reconcile net loss to net cash used in operating activities
Issuance loss of warrants	-	133,325	-
Insurance costs allocated to warrant liability	-	465,577	-
Change in fair value of warrant liability	(907,424)	(2,878,660)	-
Depreciation, depletion and amortization	702,217	1,139,723	810,855
Amortization of deferred charges	75,306	75,306	78,991
Amortization on Right of Use Asset	472,777	353,997	-
Amortization of issuance discount on Convertible note	(52,144)	646,250	-
Allowance on other receivable	59,604	-	-
Share-based compensation	-	526,496	1,288,583
Issuance of shares for compensation of employee and non-employee services	-	210,773	225,776
Post-employment benefits costs	27,205	43,438	77,396
Changes in operating assets and liabilities
Accounts receivable	(114,182)	529,588	134,213
Prepayment and other current assets	(1,026,079)	(564,100)	(234,065)
Other non-current assets	755,303	(98,727)	209,002
Accounts payable	102,925	(255,154)	-
Other current liabilities	-	(2,649)	1,469
Accrued expenses	128,133	(119,853)	(40,403)
Taxes payable	(87,099)	63,121	(17,094)
Operating lease liabilities	(472,777)	(353,997)	-
Net cash used in operating activities	(2,978,919)	(3,208,138)	(3,548,656)
Cash flows from investing activities
Oil and gas exploration and development costs	(419,459)	(5,414,817)	(2,448,270)
Purchase of property and equipment	-	(1,684)	(311,559)
Net cash used in investing activities	(419,459)	(5,416,501)	(2,759,829)
Cash flows from financing activities
Proceeds from issuance of convertible notes and warrants, net of issuance cost	-	8,589,000	-
Proceeds from exercise of warrant shares	-	1,950,000	-
Proceeds from issuance of ordinary shares by ATM offering, net of issuance cost	-	4,366,642	-
Repayment of bank loan	-	(980,452)	-
Repayment of long term loan to a third party	-	(1,000,000)	-
Net cash provided by financing activities	-	12,925,190	-
Net change in cash and restricted cash	(3,398,378)	4,300,551	(6,308,485)
Cash and restricted cash at beginning of year	7,395,565	3,095,014	9,403,499
Cash and restricted cash at end of year	$3,997,187	$7,395,565	$3,095,014

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$23,836	$15,673
Income tax	$-	$-	$-

Reconciliation of cash and restricted cash
Cash	$2,009,687	$5,895,565	$595,014
Restricted Cash - current	1,567,500	-	1,000,000
Restricted Cash - non-current	420,000	1,500,000	1,500,000
	$3,997,187	$7,395,565	$3,095,014
Non-cash investing and financing activities
Addition of asset retirement obligations	$42,998	$188,873	$-
Purchase of oil and gas property financed by accounts payable	$-	$-	$1,061,945
Conversion of Convertible Note to ordinary shares	$-	$4,033,040	$-
Right-of-use assets acquired under operating leases in exchange for operating liabilities	$169,094	$705,443	$-

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

The following diagram illustrates the Company’s structure, including its consolidated holding and operating subsidiaries as of December 31, 2023

Corporate Structuring

Details of the subsidiaries of the Company as of December 31, 2023 are set out below:

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

The Kruh Block operation was governed by the TAC established between GWN and PT Pertamina (Persero) (“Pertamina”), under which the Company had the operatorship to, but not the ownership of, the extraction and production of oil from the designated oil deposit location in Indonesia until May 2020 and the operatorship of Kruh Block continued as a KSO from May 2020 until May 2030, which was further extended to September 2035 in August 2023. This extension effectively gives the Company 13 years to fully develop the existing three oil fields, and five other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%. During the operations, the Company paid all expenditures and obligations incurred including but not limited to exploration, development, extraction, production, transportation, abandonment and site restoration. These costs, depending on the purpose, are either capitalized on the balance sheet as Oil and gas property – subject to amortization, net, or expensed as lease operating expenses. Section “Oil & Gas Property, Full Cost Method” of Note 2 provides further discussion about the accounting treatment of these costs.

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

After May 2020, the Company continued the operatorship of Kruh Block under a KSO contract. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between the two contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 100% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per barrel of oil (“bbl”) multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract were not carried over to the KSO, meaning that the cost recovery balance was reset to nil with the commencement of the operatorship under the KSO in May 2020. As of December 31, 2023 and 2022, the unrecovered expenditures on KSO operations are $6,521,865 and $6,700,186, respectively.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the valuation of warrant liabilities, allowance for receivables, estimated useful lives of property and equipment, depletion and impairment of oil and gas property, impairment of long-lived assets, asset retirement obligations, provision for post-employment benefit, income taxes, related deferred tax valuation allowances and going concern forecast. Actual results could differ from those estimates and judgments.

Cash

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Company had no cash equivalents as of December 31, 2023 and 2022.

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

Accounts receivable and other receivables

The Company adopted ASU2016-13 from January 1, 2023. In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The standard will replace incurred loss approach with an expected loss model for instruments measured at amortized cost. After review of accounts receivable and other receivables as of January 1, 2023, there is no cumulative-effect adjustment to retained earnings for the beginning balances.

Accounts receivable and other receivables as of December 31, 2023 are recorded at net realizable value consisting of the carrying amount less an allowance for expected credit losses as needed. All expected credit losses were measured for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company uses forward-looking information to better inform our credit loss estimates. We will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2023, the Company recorded $59,604 allowances for doubtful accounts against its other receivables. For the year ended December 31, 2022 and 2021, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts.

Credit and concentration risk

As of December 31, 2023 and 2022, all of the Company’s accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the KSO by Pertamina. This concentration of receivables from one party may impact the Company’s overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2023, 2022 and 2021, 100% of the Company’s revenues were generated through the operatorship of Kruh Block. The Company does not believe that there will be any material adverse change in the operatorship of Kruh Block or the KSO.

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

Oil and gas property, net

The Company follows the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, under the KSO for Kruh Block, are capitalized. As of December 31, 2023 and 2022, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2023, 2022 and 2021.

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

For the years ended December 31, 2023, 2022 and 2021, the estimated proved reserves were considered based on the operatorship of the Kruh Block under the TAC through May 2020 and then the KSO from June 2020 and expiring in September 2035.

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

The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”) on a collateralized basis for a similar term as the underlying lease. The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

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

As of December 31, 2023 and 2022, asset retirement obligations were $352,636 and $448,720, respectively.

Provision for post-employment benefit

Post-employment benefits are recognized, pursuant to the regulatory requirements under the Indonesia Labor Law Article 167 Law No. 13 of 2003, to capture the amount the Company is obligated to pay, in lump-sum, to the employees hired under the governance of the KSO upon its maturity. Such recognition is reviewed on an annual basis during the period in which the employees provide their services to the Company and is performed through the involvement of an actuary.

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

The Company recognizes revenue from the entitlement of Oil and gas property - Kruh Block ECS and profit sharing from the sale of the crude oil under the KSO with Pertamina, when the ECS have been submitted to Pertamina after the monthly ICP has been published by the Government of Indonesia. The only performance obligation of the Company is to deliver the crude oil it produces to Pertamina Jirak Gathering Station (“Pertamina-Jirak”), located approximately 3 miles away from Kruh Block. After the volume and quality of the crude oil delivered is accepted and recorded by Pertamina, Pertamina is responsible for the ultimate sales of the crude to the end-users. The total volume of crude oil sold is confirmed by Pertamina and, combining with the monthly published ICP, the Company calculates the entire amount of its entitlement with Pertamina through the Entitlement Calculation Sheets, at which point revenue is recognized by the end of each month.

The revenue was calculated based on the proceeds of the sales of the crude oil produced by the Company and conducted by Pertamina, for TAC with a 65% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia. In addition, the Company was also entitled to an additional 26.7857% of the remaining 35% of such sales proceeds as part of the profit sharing. Both of these two portions were recognized as revenue of the Company, net of tax. For KSO with a 80% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia plus 100% of the operating cost per bbl multiplying NSO. In addition, the Company is also entitled to an additional 52.7963% of the remaining 20% of such sales proceeds as part of the profit sharing. In the TAC, all oil produced was shareable between Pertamina and the Company, while in the KSO, a NSO production is determined and agreed between Pertamina and the Company so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the Company’s revenue and production sharing portion shall be determined only from the production above the NSO baseline.

The Company does not have any contract assets (unbilled receivables) since revenue is recognized when control of the crude oil is transferred to the refinery and the payment for the crude oil is not contingent on a future event.

There were no contract liabilities as of December 31, 2023 and 2022.

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

For the years ended December 31, 2023, 2022 and 2021, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax benefits. The Company does not expect that its assessment regarding unrecognized tax position will materially change over the following 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Warrant Liabilities

The Company accounts for the warrants issued in connection with its convertible note financing (see note 8) in 2022 in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and will be recorded as liabilities. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations. Such warrants are valued using the Black-Scholes option-pricing model as no observable traded price was available for such warrants. See note 8 for further information.

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

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2022, indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
December 31, 2023

L1 Capital Warrants (See note 8)	$-	$-	$482,219

Provision for post-employment benefits (See note 11)	$-	$-	$118,250

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
December 31, 2022

L1 Capital Warrants (See note 8)	$-	$-	$1,389,643

Provision for post-employment benefits (See note 11)	$-	$-	$99,588

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

For the year end December 31, 2023, the following potentially dilutive securities were excluded from the computation of diluted earnings per share because their effects would be anti-dilutive:

	December 31, 2023	December 31, 2022
Warrants issued to L1 Capital (see note 8)	442,240	442,240
Convertible note issued to L1 Capital (see note 8) (i)	-	16,667
Share options granted to the executive management	200,000	200,000
Total	642,240	658,907

(i)	Convertible note is assumed to be converted at the exercise price of $6.00 per share (subject to adjustment) as disclosed in note 8.

Recently adopted accounting standards

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. This ASU has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019, and effective for all other entities for annual and interim periods beginning after December 15, 2022. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Company adopted ASU2016-13 from January 1, 2023 and concluded that the adoption of this standard did not have a material impact on its condensed consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Recently issued accounting standards which have not yet been adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is still evaluating the effect of the adoption of this guidance.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is still evaluating the effect of the adoption of this guidance.

On March 6, 2024, the SEC approved a rule that will require registrants to provide certain climate-related information in their registration statements and annual reports. The rule requires information about a registrant’s climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks also includes disclosure of a registrant’s greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. The Group is evaluating the potential impact of this rule on the consolidated financial statements and related disclosures.

NOTE 3 – LIQUIDITY AND CAPITAL RESOURCES

As reflected in the Company’s consolidated financial statements, the Company has incurred a net loss of $2,634,141, $3,063,349 and $6,052,675 for the years ended December 31, 2023, 2022 and 2021, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company had a negative cash flow from operating activities of $2,978,919, $3,208,138 and $3,548,656, respectively. As of December 31, 2023 and 2022, the Company had accumulated deficits of $39,583,437 and $36,940,753, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has financed the operations primarily through cash flow from operations, loans from banks, and proceeds from equity instrument financing, where necessary. On March 22, 2024, we filed a New F-3 Registration Statement, which includes a Prospectus Supplement and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the ATM Amendment No.1 on March 22, 2024, with H.C. Wainwright & Co., LLC as Sales Agent. We are not permitted to sell any ATM Shares prior to the effectiveness of the New F-3 Registration Statement. As of the date of this report, the New F-3 Registration Statement has not been declared effective yet.

As of April 23, 2024, the Company had approximately $0.75 million of cash, which is placed with financial institutions and is unrestricted as to withdrawal or use. The Company intends to meet the cash requirements for the next 12 months from the issuance date of the Company’s audited consolidated financial statements. Management’s plan for mitigating the conditions of substantial doubt about the Company’s ability to continue as a going concern includes a combination of improving operational efficiency, debt financing and financial support from the Chief Executive Officer and Chairman of the Board of the Company. The Company will collect the receivables more closely and review the payment schedule in a planned manner, especially for seismic and G&G study. The Company will focus on the completion and full interpretation of seismic operations that will take approximately 12 months, and after which the Company will plan to re-start the continuous new well drilling campaign at Kruh Block in 2026, subject to the availability of funding. There will be no new well drilling activity for the next 12 months till 2026. The Company currently does not have any outstanding short-term or long-term bank borrowings balance. Management expects that it will be able to obtain new bank loans based on past experience and the Company’s good credit history. In addition, Mr. Wirawan Jusuf, the Chief Executive Officer and Chairman of the Board of the Company, has agreed to provide $4 million of financial support in the form of debt to the Company to enable the Company to meet its obligations and commitments as they become due for at least next 12 months from the issuance date of this financial statement for the year ended December 31, 2023.

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

NOTE 4 – CASH AND RESTRICTED CASH

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the total of such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2023	2022
Cash	$2,009,687	$5,895,565
Restricted cash - current	1,567,500	-
Restricted cash - non-current	420,000	1,500,000
Total Cash and Restricted cash	$3,997,187	$7,395,565

As of December 31, 2023 and 2022, the restricted cash related to (i) cash held in a special account as extended Guarantee for the performance commitment for Kruh Block with amount of $487,500 and nil respectively, (ii) cash held in a time deposit account at Bank Mandiri’s Jakarta Cut Meutia Branch with amount equal to $1,500,000 and $1,500,000, respectively, used as collateral for the issuance of a bank guarantee related to the implementation of the Company’s contractual commitments for Citarum Block until July 2024.

NOTE 5 – PREPAYMENT AND OTHER ASSETS

	As of December 31,
	2023	2022
Prepaid VAT taxes	$1,442,517	$1,176,771
Other receivables	307,700	186,840
Consumables and spare parts	148,376	121,740
Prepaid expenses	21,983	18,750
Prepayment and other current assets	$1,920,576	$1,504,101

Other receivable from well equipment	$609,604	$635,052
Deposit and others	134,836	268,666
Durable spare parts	128,107	114,528
Other non-current assets	872,547	1,018,246
Less: allowance on doubtful receivables	(59,604)	-
Other non-current assets, net	$812,943	$1,018,246

For the year ended December 31, 2023, the Company sold a rig equipment to a third party. As of the date of this filing, there is an outstanding balance of $609,604, which is expected to be received in 2025. Considering the potential risk of default, the Company recorded $59,604 allowance for the doubtful account.

NOTE 6 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas property by classification.

	As of December 31,
	2023	2022
Oil and gas property – subject to amortization	$28,035,019	$28,740,479
Accumulated depletion	(9,064,212)	(9,411,476)
Accumulated impairment	(11,859,183)	(11,859,183)
Oil and gas property – subject to amortization, net	$7,111,624	$7,469,820

Oil and gas property – not subject to amortization	$1,155,439	$1,151,804
Accumulated impairment	-	-
Oil and gas property – not subject to amortization, net	$1,155,439	$1,151,804

The following shows the movement of the oil and gas property – subject to amortization balance.

Oil and Gas Property – Kruh Block
December 31, 2020	$1,338,987
Additional capitalization	2,916,102
Depletion	(650,609)
December 31, 2021	$3,604,480
Additional capitalization	4,723,463
Asset retirement costs	188,873
Depletion	(1,046,996)
December 31, 2022	$7,469,820
Additional capitalization	294,540
Asset retirement costs	(42,998)
Depletion	(609,738)
December 31, 2023	$7,111,624

During the years ended December 31, 2023, 2022 and 2021 the Company incurred an aggregated development costs and abandonment and site restoration provisions, which were capitalized, at $294,540, $4,723,463 and $2,916,102 respectively, mainly for the purpose of the geological and geophysical studies and drilling of wells.

Depletion recorded for production on properties subject to amortization for the years ended December 31, 2023, 2022 and 2021 were $609,738, $1,046,996 and $650,609 respectively.

Furthermore, for the years ended December 31, 2023 and 2022, the Company has conducted ceiling test to which the present value of the estimated future net revenues generated by the oil and gas property - Kruh Block Proven exceed the carrying balances. As a result, no impairment was recognized.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2023	2022
Drilling and production tools	$1,499,535	$1,499,535
Leasehold improvement	323,675	323,675
Production facilities	93,049	93,049
Computer and software	5,605	5,605
Housing and welfare	4,312	4,312
Furniture and office equipment	4,013	4,013
Equipment	1,650	1,650
Total	1,931,839	1,931,839
Less: accumulated depreciation	(1,822,822)	(1,730,344)
Property and equipment, net	$109,017	$201,495

Depreciation charged to expense amounted to $92,478, $92,727 and $160,246 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 8 – FINANCIAL LIABILITY

	December 31, 2023	December 31, 2022
Convertible note payable, net of debt issuance costs	$-	$52,143
Warrant liabilities, net of debt issuance costs	$482,219	$1,389,643

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

During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the Notes has been converted into ordinary shares at $6.00 per share at L1 Capital’s election. On July 21, 2023, the Company repaid the remaining $100,000 principal amount of the Notes to L1 Capital in cash. As of December 31, 2023, the carrying value balance of the convertible note was $0.

Convertible note	First Tranche	Second Tranche	Total
Initial recognition	$3,438,933	$-	$3,438,933
Amortization of insurance cost	358,155	288,095	$646,250
Conversion to ordinary shares	(3,797,088)	(235,952)	(4,033,040)
Balance as of December 31, 2022	$-	$52,143	$52,143
Amortization of insurance cost	-	47,857	47,857
Repayment	-	(100,000)	(100,000)
Balance as of December 31, 2023	$-	$-	$-

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

The following reflects the inputs and assumptions used:

	January 24, 2022	May 23, 2022	December 31, 2022	December 31, 2023
Exercise price	$6.00	$6.00	$6.00	$6.00
Share price	$3.64	$14.94	$4.66	$2.71
Expected term from grant date (in years)	5.00	5.00	4.10 for Initial Warrant and 4.50 for Second Warrant	3.10 for Initial Warrant and 3.40 for Second Warrant
Expected volatility	96.32%	95.90%	96.03%	82.40%
Risk-free interest rate	1.53%	2.88%	3.99%	4.01%
Dividend yield (per share)	-	-	-	-

During the year ended December 31, 2022, L1 Capital has exercised 325,000 of the Initial Warrant at $6.00 per share while the Company has received $1,950,000 proceeds from exercise of these warrants. As of December 31, 2023, there were 442,240 warrants issued and outstanding.

The movement of warrant liabilities is summarized as follows:

Balance as of January 1, 2022	$-
Issuance of Initial Warrant as of January 24, 2022	915,644
Issuance of Second Warrant as of May 23, 2022	4,833,325
50,000 warrant shares exercised on June 16, 2022	(119,343)
185,000 warrant shares exercised on August 18, 2022	(915,799)
90,000 warrant shares exercised on August 29, 2022	(445,524)
Change in fair value of warrant liabilities for the year	(2,878,660)
Balance as of December 31, 2022	1,389,643
Change in fair value of warrant liabilities for the year	(907,424)
Balance as of December 31, 2023	$482,219

NOTE 9 – OPERATING LEASES

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

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company does not hold any finance leases as of December 31, 2023 and 2022.

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

The Company’s lease agreements generally do not provide an implicit borrowing rate, therefore 3-year Indonesia government bond yield to maturity was used for the year ended December 31, 2022 for purposes of determining the present value of lease payments. As of December 31, 2023, the Company used the 3-year tenure secured borrowing rate at 10% per year from Bank UOB (Indonesia) as incremental borrowing rate.

The components of lease expense were as follows for each of the periods presented:

	December 31, 2023	December 31, 2022
Operating lease expense	$472,777	353,997
Short-term lease expense	939,500	1,061,609
Total operating lease costs	1,412,277	1,415,606
Other information
Operating cash flows used in operating leases	373,680	323,099
Weighted average remaining lease term (in years)	2.00	1.38
Weighted average discount rate	10%	5.612%

Future lease payments included in the measurement of operating lease liabilities as of December 31, 2023 is as follows:

December 31, 2023
2024	$662,492
2025	422,683
2026	131,224
1,216,399
Less: discount on operating lease liabilities	(119,231)
Present value of operating lease liabilities	1,097,168
Less: Current portion of operating lease liabilities	(629,325)
Non-current portion of operating lease liabilities	467,843

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

Indonesia

The Company’s subsidiaries incorporated in Indonesia are subject to Indonesia Corporate Income Tax (“CIT”) law. Pursuant to the Indonesia CIT law, given the specific year (2020) in which the KSO was signed, GWN’s KSO operations are subject to a CIT rate of 25%. Unless GWN fully recovers its expenditures, the GWN’s KSO operations are effectively exempted from the application of the CIT. Upon the expiry of the KSO, any unrecovered portion of the Kruh Block oil and gas investment will be deemed as waived by the Company and will not be available for tax deduction purposes for any future earnings. As of December 31, 2023 and 2022, the unrecovered expenditures on KSO operations are $6,521,865 and $6,700,186, respectively.

Pursuant to the Indonesia CIT law, standard CIT rate was adjusted from 25% to 22%. Other Indonesia subsidiaries are subject to a flat standard CIT rate of 22%, on which these subsidiaries would not be eligible for 50% tax discount anymore and therefore should use the standard CIT rate from 2021 onwards.

The components of the income tax provision are:

Years Ended December 31,
	2023	2022	2021
Current	$-	$-	$-
Deferred	-	-	-
Total income tax provision	$-	$-	$-

The loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	Years Ended December 31,
	2023	2022	2021
Indonesia	$(1,060,197)	$(1,220,088)	$(3,724,160)
Foreign	(1,582,487)	(1,902,504)	(2,359,219)
Total loss before income taxes	$(2,642,684)	$(3,122,592)	$(6,083,379)

The reconciliation of income taxes provision computed at the statutory tax rate applicable to income tax provision are as follows:

	Years Ended December 31,
	2023	2022	2021
Loss before income tax	$(2,642,684)	$(3,122,592)	$(6,083,379)
Computed income tax benefit with statutory income tax rate	(581,391)	(686,970)	(1,338,343)
Effect of different tax rates in other jurisdictions	306,694	418,276	518,955
Effect of different tax rates for the KSO operations	(26,433)	(26,458)	(100,210)
Effect of tax exemption for unrecovered expenditures on KSO operations	220,274	220,486	835,085
Current year true up	-	-	-
Effect of tax rates adjustment	-	-	(48,370)
Change in valuation allowance	80,856	74,666	132,883
Total income tax provision	$-	$-	$-

The components of the deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2023	2022
Deferred tax assets
Tax loss carry forwards	$356,735	$290,752
Operating lease liabilities	274,292	87,862
Total deferred tax assets, gross	631,027	378,614

Deferred tax liabilities
Operating lease right-of-use assets	(274,292)	(87,862)
Total deferred tax liabilities	(274,292)	(87,862)

Deferred tax assets, net	356,735	290,752

Less: valuation allowance	(356,735)	(290,752)
Total deferred tax assets, net	$274,292	$87,862

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. As of December 31, 2023 and 2022, the Company had tax operating loss carry forwards of $371,872 and $120,640, respectively from its subsidiary in Hong Kong and $1,342,618 and $1,231,123, respectively from its subsidiaries in Indonesia, which can be carried forward to offset taxable income. The net operating loss will be carried forward indefinitely under Hong Kong Tax regulations, while the net operating loss began to expire in year 2023 if not utilized under Indonesian Tax regulations. As of December 31, 2023 and 2022, the Company had a valuation allowance against deferred tax assets on tax loss carry forward of $356,735 and $290,752, respectively. The change in valuation allowance of $65,982 was due to current additions of $80,856 offset by foreign exchange differences of $14,874.

NOTE 11 – PROVISION FOR POST-EMPLOYMENT BENEFITS

Provision for post-employment benefits consists of the following:

	As of December 31,
	2023	2022
Provision for post-employment benefits	$118,250	$99,588

The provision for post-employment benefits is recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

The following outlines how each category of employee benefits is measured, providing reconciliation on present value of Defined Benefit Obligation and Plan Asset.

	As of December 31,
	2023	2022
Present Value of Defined Benefit Obligation (“DBO”) and Fair Value of Plan Assets
Present Value of DBO, at the Beginning of Year	$99,588	$115,393
Current service cost	27,737	36,824
Interest cost on the DBO	6,191	6,615
Past Service Cost-Vested	(6,723)	-
Employee benefits are already noted for quit employees	-	-
Present Value of DBO, (expected) at the End of Year	126,793	158,832
Actuarial gain on DBO	(8,543)	(59,244)
Present Value of DBO, (actual) at the End of Year	$118,250	$99,588

The effect of asset ceiling	-	-

Provision for post-employment benefits	$118,250	$99,588

The following are key information for the recalculation of employee benefits obligations as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Liabilities at the Beginning of Year	$99,588	$115,393
Post-employment benefits costs	27,205	43,439
Actuarial gain on liabilities	(8,543)	(59,244)
Liabilities at the End of Year	$118,250	$99,588

The Company recorded actuarial gains of $8,543, $59,244 and $30,704 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company realized no actuarial gain for the years ended December 31, 2023, 2022 and 2021.

The following table summarizes the quantitative information about the Company’s level 3 fair value measurements in the determination of the balance of the post-employment benefits, which utilize significant unobservable inputs:

Actuarial Assumption	December 31, 2023	December 31, 2022
Discount Rate	6.77% and 6.25%	6.77% and 5.17%
Expected Return on Plan Assets	N/A	N/A
Wage Increase Rate	7.00%	7.00%
Mortality Rate	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019
Disability Rate	5% of TMI IV 2019	5% of TMI IV 2019
Normal retirement age	58 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030	58 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030

Withdrawal Rate	Age	Rate	Age	Rate
	20 – 29	6.0%	20 – 29	6.0%
	30 – 39	5.0%	30 – 39	5.0%
	40 – 44	3.0%	40 – 44	3.0%
	45 – 49	2.0%	45 – 49	2.0%
	50 – 57	1.0%	50 – 57	1.0%
	>57	0.0%	>57	0.0%

NOTE 12 – SHARE BASED COMPENSATION EXPENSES

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

c) Share options activities

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding as of January 1, 2020	-	-	-	-
Granted	637,500	$11.00	8.80	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2020	637,500	$11.00	7.80	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2021	637,500	$11.00	6.80	-
Granted	-	-	-	-
Exercised	(437,500)	-	-	-
Forfeited	-	-	-	-
Vested as of December 31, 2022	200,000	$11.00	5.80	-
Outstanding as of December 31, 2022	200,000	$11.00	5.80	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2023	200,000	$11.00	4.80	-

On March 3, 2022, certain of the Company’s executive officers exercised 437,500 vested options to purchase restricted ordinary shares on a “net share settlement” basis. 199,259 shares were issued upon exercise.

For the years ended December 31, 2023, 2022 and 2021, share-based compensation expenses recognized associated with share options granted by the Company were nil, $526,496, and $1,288,583, respectively. As of December 31, 2023 and 2022, there no unrecognized share-based compensation related to the share options granted to the Company’s executive management.

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

On September 7, 2021, the Company issued 35,000 ordinary shares to Frank C. Ingriselli, the President of the Company, as a compensation as per his Employment contract, the fair market value of the shares was $4.96 on the issuance date; On September 15, 2021, the Company also issued 5,000 ordinary shares to TraDigital Marketing Group, Inc. as a compensation for the digital marketing services provided in order to enhance investor awareness, the fair market value of the shares on the issuance date was $5.01.

On January 1, 2022, the Company issued 60,000 of the Company’s restricted ordinary shares to Frank C. Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2022 and 30,000 shares vesting on January 1, 2023. Such ordinary shares were valued at $2.85 per share, which was based on the closing price of the shares traded on the NYSE American exchange on January 3, 2022.

On April 28, 2022, the Company issued 2,105 ordinary shares to Srax, Inc. as compensation for the advisory services provided in connection with the Company’s investor relations efforts. Such ordinary shares were valued at $19.00 per share, which was based on the closing price of the shares traded on the NYSE American exchange on April 28, 2022.

The Company has recorded compensation of employee and non-employee services associated with above issuance of ordinary shares of nil, $210,773 and $225,776 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

On September 7, 2021, the Company issued 35,000 ordinary shares to Frank C. Ingriselli, the President of the Company, as a compensation as per his employment contract.

On September 15, 2021, the Company issued 5,000 ordinary shares to TraDigital Marketing Group, Inc. as a compensation for the digital marketing services provided in order to enhance investor awareness.

On January 1, 2022, the Company issued 60,000 of the Company’s restricted ordinary shares to Frank C. Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2022 and 30,000 shares vesting on January 1, 2023.

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

On July 22, 2022, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares (the “ATM Shares”) having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM Shares, if offered and sold by the Company, will be offered and sold pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of the Company’s shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on February 16, 2021. On August 25, 2022, the Company sold 177,763 ATM Shares at $10.7407 per share for net proceeds (after Sales Agent commissions) of $1,801,193. On August 25, 2022, the Company sold an additional 280,612 ATM Shares at $10.1090 per share for net proceeds (after Sales Agent commissions) of $2,750,449.

As of December 31, 2023 and 2022, the Company has a total of 10,142,694 ordinary shares outstanding.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of December 31, 2023.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

The Kruh Block covers a 258 square kilometer area with a TAC contract until May 20, 2020, continued with a KSO contract until May 20, 2030, which was extended to 2035. The Company has material commitments in regard to Kruh Block and material commitments in regard to the exploration activity in the Citarum Block and development and exploration activities in Kruh Block following the extension of the operatorship in May 2020. The Company has also entered into a joint study program for the Rangkas Area to evaluate the oil and gas potential of the area. The following table summarizes future commitments amounts on an undiscounted basis as of December 31, 2022 for all the planned expenditures to be carried out in Kruh Block, Citarum Block and the Rangkas Area:

		Future commitments
	Nature of commitments	2024	2025	2026 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$950,000
2D seismic	(a)	-	-	6,050,000
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments - Citarum PSC		$-	$150,000	$39,100,000
Kruh Block KSO				-
Operating commitments	(d)	$1,687,622	$1,562,162	$74,595,092
Production facility		-	-	1,300,000
G&G studies	(a)	100,000	100,000	350,000
3D seismic	(a)	1,140,000	-	-
Drilling	(a)(c)	-	-	21,000,000
Workover				-
Certification				250,000
Abandonment and Site Restoration	(a)	53,085	53,085	504,309
Total commitments - Kruh KSO		$2,980,707	$1,715,247	$97,999,401
Total Commitments		$2,980,707	$1,865,247	$137,099,401

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to the Company’s economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Operating commitments are primarily production operation costs related to or associated to the maintenance well work scheduled to be performed on the oil wells with respect to the Kruh Block KSO.

NOTE 15 – SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements except the following.

On January 30, 2024, the Company issued 60,000 of the Company’s restricted ordinary shares to Frank C. Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2024 and 30,000 shares vesting on January 1, 2025.

On March 22, 2024, the Company filed a New F-3 Registration Statement, which includes a Prospectus Supplement and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the ATM Amendment No.1 on March 22, 2024, with H.C. Wainwright & Co., LLC as Sales Agent. We are not permitted to sell any ATM Shares prior to the effectiveness of the New F-3 Registration Statement. As of the date of this report, the New F-3 Registration Statement has not been declared effective.

SUPPLEMENTARY INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following supplemental unaudited information regarding the Company’s oil and gas activities is presented pursuant to the disclosure requirements of ASC 932. All oil and gas operations are located in Indonesia.

All of the Company’s operations are directly related to oil and natural gas producing activities from the Kruh Block in Indonesia.

Capitalized Costs Relating to Oil and Gas Producing Activities

	As of December 31,
	2023	2022	2021
Proved properties
Mineral interests	$15,084,658	$15,084,658	$15,084,658
Wells, equipment and facilities	13,907,363	13,655,822	8,743,485
Total proved properties	28,992,021	28,740,480	23,828,143

Unproved properties
Mineral interests	1,155,439	1,151,804	1,151,804
Uncompleted wells, equipment and facilities	-	-	-
Total unproved properties	1,155,439	1,151,804	1,151,804

Less accumulated depletion and impairment	(21,880,397)	(21,270,660)	(20,223,663)
Net Capitalized Costs	$8,267,063	$8,621,624	$4,756,284

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

	Years Ended December 31,
	2023		2022		2021
GWN (Kruh)
Exploration	$		$			$-
Development		251,542		4,912,336		2,916,102
		$251,542		$4,912,336		$2,916,102
CNE (Citarum)
Exploration		$-	$		$
Development		3,635		-		38,309
		$3,635	$			$38,309
GWN (Rangkas)
Exploration		$-		$-	$
Development		-		-		-
		$-		$-		$-
Total Costs Incurred in Oil and Gas Property Exploration, and Development		$255,177		$4,912,336		$2,954,411

Results of Operations from Oil and Gas Producing Activities

Results of operations for producing activities consist of all activities within the operating reporting segment. Revenues are generated from entitlement of oil and gas property –Kruh Block Proven and profit sharing of the sale of the crude oil under the KSO. Production costs are costs to operate and maintain the Company’s wells, related equipment, and supporting facilities used in oil and gas operations, including expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration; and production-related general and administrative expense. The results of operations exclude general office overhead and interest expense attributable to oil and gas activities.

	Years Ended December 31,
	2023	2022	2021
Oil and gas revenues	$3,525,454	$4,097,403	$2,452,540
Production costs	(2,943,173)	(2,953,254)	(2,492,476)
Depletion, depreciation, and amortization	(702,217)	(1,139,723)	(810,855)
Result of oil and gas producing operations before income taxes	$(119,936)	$4,426	$(850,791)
Provision for income taxes	-	-	-
Results of oil and gas producing operations	$(119,936)	$4,426	$(850,791)

Proved Reserves the Company Expects to Lift in Kruh Block

The Company’s proved oil reserves have not been estimated or reviewed by independent petroleum engineers. The estimate of the proved reserves for the Kruh Block was prepared by IEC representatives, a team consisting of engineering, geological and geophysical staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).

The Company’s estimates of the proven reserves are made using available geological and reservoir data as well as production performance data. These estimates are reviewed annually by internal reservoir engineers, and Pertamina, and revised as warranted by additional data. Revisions are due to changes in, among other things, development plans, reservoir performance, the KSO effective period and governmental restrictions.

Kruh Block’s general manager, Mr. Denny Radjawane, and the Company’s Chief Technology Officer, Mr. Charlie Wu, have reviewed the reserves estimate to ensure compliance to SEC guidelines for (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities. The estimate of reserves was also reviewed by the Company’s Chief Operating Officer and Chief Executive Officer.

The table below shows the individual qualifications of the Company’s internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	46	12	-	34	23
Frans Watimena	Petroleum Engineering	M.S.	35	20	15		6
Denny Radjawane	Geophysics	M.S.	33	12	-	21	15
Fransiska Sitinjak	Petroleum Engineering	M.S.	20	6	14	-	9
Yudhi Setiawan	Geology	B.S.	21	15	2	4	2
Oni Syahrial	Geology	B.S.	17	2	-	15	9
Juan Chandra	Geology	B.S.	18	2	-	16	10

*	The individuals from the reserves estimation team are member of at least one of the following professional associations: American Association of Petroleum Geologists (AAPG), Indonesian Association of Geophysicist (HAGI), Indonesian Association of Geologists (IAGI), Society of Petroleum Engineers (SPE), Society of Indonesian Petroleum Engineers (IATMI) and Indonesian Petroleum Association (IPA).

In the “cost recovery” system of a KSO, under which Kruh Block operates or will operate, the production share and net reserves entitlement to the Company reduces in periods of higher oil price and increases in periods of lower oil price. This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by the Company according to the KSO economic model.

As of December 31, 2023 and 2022, the Company estimates that it will be entitled to approximately 74.16% and 57.56% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block. The estimates are based on the extension of the Kruh Block operatorship to September 2035 for the 2023 model and to May 2030 for the 2022 model, and the cost recovery balance reset to nil in May 2020.

Following the confirmation of the Kruh Block extension, the Company approved a development plan for a drilling program of 14 Proved Undeveloped Reserves (or PUD) wells, according to the schedule below:

	Unit\Year	2026	2027	2028	2029	Total
Planned PUD wells	Gross well	4	4	4	2	14
Future wells costs (1)	US$	6,000,000	6,000,000	6,000,000	3,000,000	21,000,000
Costs already paid	US$	-	-	-		-
Total gross PUD added	Bbls	750,189	727,140	884,661	447,478	2,809,468
Total net PUD added	Bbls	556,365	539,271	656,094	331,864	2,083,594

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

The fiscal 2023 and 2022 proved developed and undeveloped reserves are summarized in the tables below:

	Crude Oil (Bbls) as of December 31,
	2023	Note	2022	Note
Total Proved Developed (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	2,056,407		3,253,617
Revisions of previous estimates	1,165,999	(a)	(1,121,980)	(1)
Improved recovery	(19,131)	(b)	(12,763)	(2)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(58,616)	(c)	(62,467)	(3)
Sale of minerals in place	-		-
End of the period	3,144,659		2,056,407
Net Proved Developed Reserves (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	1,183,615		1,517,841
Revisions of previous estimates	1,206,228	(d)	(290,926)	(4)
Improved recovery	(14,188)	(e)	(7,346)	(5)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(43,472)	(f)	(35,954)	(6)
Sale of minerals in place	-		-
End of the period	2,332,183		1,183,615
Total Proved developed reserves (PDP)
Beginning of the period	371,076		311,211
Revisions of previous estimates	41,862	(g)	5,476	(7)
Improved recovery	(19,131)		(12,763)
Purchase of minerals in place			-
Extensions and discoveries	-	(h)	125,425	(8)
Production	(58,616)	(i)	(58,273)	(9)
Sale of minerals in place			-
End of the period	335,191		371,076
Total Proved undeveloped reserves (PUD)
Beginning of the period	1,685,331		2,942,406
Revisions of previous estimates	1,124,137	(j)	(1,127,456)	(10)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	-	(k)	(125,425)
Production	-	(l)	(4,194)
Sale of minerals in place			-
End of the period	2,809,468		1,685,331
Net Proved developed reserves (PDP)
Beginning of the period	213,582		145,182
Revisions of previous estimates	92,667	(m)	37,095	(11)
Improved recovery	(14,188)		(7,346)
Purchase of minerals in place	-		-
Extensions and discoveries	-	(n)	72,191
Production	(43,472)	(o)	(33,540)	(12)
Sale of minerals in place	-		-
End of the period	248,589		213,582
Net Proved undeveloped reserves (PUD)
Beginning of the period	970,033		1,372,659
Revisions of previous estimates	1,113,561	(p)	(328,021)	(13)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	-	(q)	(72,191)
Production	-	(r)	(2,414)	(14)
Sale of minerals in place	-		-
End of the period	2,083,594		970,033

(a)	The revision of previous estimates in the amount of 1,165,999 bbls refers to the sum of 1) revision of previous PDP reserves estimates of 41,862 bbls (note g) and 2) revision of previous PUD reserves estimate of 1,124,137 bbls (note j).

(b)	The improved recovery amount of -19,131 bbls refers to the amount variation of crude oil production of 58,616 bbls (note i) in 2023 compared to previous estimates of 77,747 bbls (prediction in previous year’s model) for Kruh Block in 2022 as a result of rescheduling of drilling program and reserves revision.

(c)	The production in the amount of 58,616 bbls refers to the amount of total gross crude oil produced from 1) PDP reserves production in the amount of 58,616 bbls (note i) and 2) PUD reserves production in the amount of zero bbls (note l) in the Kruh Block.

(d)	The revisions of previous estimates of 1,206,228 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of 92,667 bbls (note m), and 2) net PUD reserves revision of previous estimates in the amount of 1,113,561 bbls (note p).

(e)	The Improved recovery in the amount of -14,188 bbls refers to the net share (74.16%) of crude oil production variation of -19,131 bbls (note b) as a result of rescheduling of drilling program.

(f)	The net PDP and PUD production of -43,472 bbls refers to the sum of the net PDP production in the amount of -43,472 bbls (note o) and net PUD production in the amount of zero bbls (note r).

(g)	The revisions of previous estimates in the amount of 41,862 bbls refers to the total gross amount of PDP reserves variation as a result of production and well conditions; and the reserves gain from the additional 5 years production and greater profit split to 2035.

(h)	No new drilling in 2023 resulted in zero extensions and discoveries.

(i)	The PDP production in the amount of -58,616 bbls refers to the gross amount of PDP reserves produced in 2023.

(j)	The revisions of previous estimates in the amount of 1,124,137 bbls refers to the total gross amount of PUD reserves variation from the 1,685,331 bbls in 2022 to 1,191,048 bbls in 2023 during the same period to 2030; and offset by the reserves gain of 1,618,420 bbls from 5 years additional production and greater split.

(k)	No new drilling in 2023 resulted in zero extensions and discoveries.

(l)	The PUD production in the amount of zero bbls refers to no PUD reserves converted to production in 2023.

(m)	The revision of previous estimates of net PDP reserves in the amount of 92,667 bbls refers to the sum of 1) net share difference (74.16%) in 2023 as compared to (57.56%) in 2022 of the beginning total PDP reserves in the amount of 371,076 bbls and 2) net share (74.16%) of revision of previous estimates of total PDP reserves estimates in the amount of 41,862 bbls (note g).

(n)	No new drilling in 2023 resulted in zero extensions and discoveries.

(o)	The net PDP production in the amount of 43,472 bbls refers to the net share (74.16%) of gross amount of 58,616 bbls (note i) PDP reserves produced in 2023.

(p)	The revision of previous estimates of net PUD reserves in the amount of 1,113,561 bbls refers to the sum of (1) net share difference (74.16%) in 2023 as compared to (57.56%) in 2022 of the beginning total PUD reserves in the amount of 1,685,331 bbls, and (2) net share (74.16%) of revision of previous estimates of total PUD reserves estimates in the amount of 1,124,137 bbls (note j).

(q)	No new drilling in 2023 resulted in zero extensions and discoveries.

(r)	The net PUD production in the amount of zero bbls reflects the PUD reserves converted to production in 2023.

(1)	The revision of previous estimates in the amount of -1,121,981 bbls refers to the sum of 1) revision of previous PDP reserves estimates of 5,475bbls (note g) and 2) revision of previous PUD reserves estimate of -1,127,456 bbls (note 10).

(2)	The improved recovery amount of -12,763 bbls refers to the amount variation of crude oil production of 58,273 bbls (note 9) in 2022 compared to previous estimates of 71,036 bbls (prediction in previous year’s model) for Kruh Block in 2021 as a result of rescheduling of drilling program and reserves revision.

(3)	The production in the amount of 62,467 bbls refers to the amount of total gross crude oil produced from 1) PDP reserves production in the amount of 58,273 bbls (note 9) and 2) PUD reserves production in the amount of 4,194 bbls in the Kruh Block.

(4)	The revisions of previous estimates of -290,926 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of 37,094 bbls (note 11), and 2) net PUD reserves revision of previous estimates in the amount of -328,019 bbls (note 13).

(5)	The Improved recovery in the amount of -7,346 bbls refers to the net share (57.56%) of crude oil production change of -12,763 bbls (note 2) as a result of rescheduling of drilling program.

(6)	The net PDP and PUD production of -35,954 bbls refers to the sum of the net PDP production in the amount of -33,540 bbls (note 12) and net PUD production in the amount of -2,414 bbls (note 14).

(7)	The revisions of previous estimates in the amount of 5,475 bbls refers to the total gross amount of PDP reserves variation as a result of production.

(8)	The extension and discoveries in the amount of 125,425 bbls refers to the gain of PDP reserves from the completion of two new wells, K-27 and K-28.

(9)	The PDP production in the amount of 58,616 bbls refers to the gross amount of PDP reserves produced in 2022.

(10)	The revisions of previous estimates in the amount of -1,127,456 bbls refers to the total gross amount of PUD reserves variation from the 2,942,406 bbls in 2021 to 1,814,950 bbls in 2022 during the same period to 2030.

(11)	The revision of previous estimates of net PDP reserves in the amount of 37,094 bbls refers to the sum of 1) net share difference (57.56%) in 2022 as compared to (46.65%) in 2021) of the beginning total PDP reserves in the amount of 311,211 bbls and 2) net share (57.56%) of revision of previous estimates of total PDP reserves estimates in the amount of 5,475 bbls (note 7).

(12)	The net PDP production in the amount of 33,540 bbls refers to the net share (57.56%) of gross amount of 58,273 bbls (note 9) PDP reserves produced in 2022.

(13)	The revision of previous estimates of net PUD reserves in the amount of -328,019 bbls refers to the sum of 1) net share difference (57.56%) in 2022 as compared to (46.65%) in 2021 of the beginning total PUD reserves in the amount of 2,942,406 bbls, and 2) net share (57.56%) of revision of previous estimates of total PUD reserves estimates in the amount of -1,127,456 bbls (note 10).

(14)	The net PUD production in the amount of 2,414 bbls reflects the net PUD reserves converted to production in 2022.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on the Company’s best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2023 and 2022, respectively, in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities” which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company’s proved oil and gas reserves.

	As of December 31,
	2023	2022
Future cash inflows	$181,000,717	$114,735,610
Future production costs (1)	(99,160,999)	(64,815,304)
Future development costs	(29,867,500)	(29,404,571)
Future income tax expenses	(18,037,976)	(7,591,667)
Future net cash flows	$33,934,242	$12,924,068
10% annual discount for estimated timing of cash flows	(18,318,152)	(4,690,738)
Standardized measure of discounted future net cash flows at the end of the year	$15,616,090	$8,233,330

(1)	Production costs include oil and gas operations expense, production ad valorem taxes, transportation costs and general and administrative expense supporting the Company’s oil and gas operations.

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

	Years ended December 31,
	2023	2022	2021
Average crude oil price per Bbl	$77.61	$96.94	$67.02

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

	Year ended December 31,
	2023	2022	2021
Standardized measure of discounted future net cash flows at the beginning of the year	$8,233,330	$7,597,232	$5,579,842
Extensions, discoveries and improved recovery, less related costs	500,000	500,000	500,000
Revisions of previous quantity estimates	40,409,026	(19,526,823)	(14,979,996)
Changes in estimated future development costs	(584,751)	340,200	4,046,951
Purchases (sales) of minerals in place	-	-	-
Net changes in prices and production costs	(6,345,840)	15,310,987	19,129,705)
Accretion of discount	(13,627,414)	23,577	638,201
Sales of oil and gas produced, net of production costs	(2,643,773)	(4,244,775)	(4,328,719)
Development costs incurred during the period	121,822	4,540,497	2,724,238
Change in timing of estimated future production and other	-	-	-
Net change in income taxes	(10,446,308)	3,692,435	(5,712,990)
Standardized measure of discounted future net cash flows at the end of the year	$15,616,090	$8,233,330	$7,597,232

