Form 20-F
period 2024-12-31
Indonesia Energy Corp Ltd
filed 2025-04-30
CIK 1757840

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2024, there were 13,600,519 of the registrant’s ordinary shares, $0.00267 par value per share, issued and outstanding. As of April 25, 2025, there were 13,910,038 ordinary shares outstanding.

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
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors”. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	Our overall ability (including our anticipated timing) to meet our goals and strategies, including our plans to continue to conduct seismic interpretation activities, and drill additional wells, at Kruh Block, to develop Citarum Block or acquire rights in additional oil and gas assets in the future;

●	The economic and capital markets impact of macro-economic and other conditions beyond our control (such as the war between Russia and Ukraine, the conflict between Israel and Hamas, inflation, tariffs, interest rates and the political situation in Indonesia) on the demand for our oil and gas products in Indonesia and the price of our oil and gas products;

●	Our ability to estimate our oil reserves;

●	Our ability to anticipate our financial condition and results of operations;

●	The anticipated prices for, and volatility in the prices for, oil and gas products and the growth of the oil and gas market in Indonesia and worldwide;

●	Our expectations regarding our relationships with the Indonesian government (“Government”) and its oil and gas regulatory agencies;

●	Relevant Government policies and regulations relating to our industry; and

●	Our corporate structure and related laws, rules and regulations.

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

●

Our business, financial condition, and results of operations may be adversely affected by the imposition of tariffs, changes in trade policies, trade wars, and fluctuations in global economic conditions and energy prices.

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

●

If we fail to implement effective internal controls over financial reporting, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our ordinary shares.

●	We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2024. If we fail to adequately remediate those weaknesses or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

●	The market for our ordinary shares has been volatile, and an active, liquid and orderly trading market for our ordinary shares may not be maintained in the United States, which could limit your ability to sell our ordinary shares.

●	As a foreign private issuer, we are subject to different U.S. securities laws and NYSE American governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

●	Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value.

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

We experienced difficulties in drilling in 2021 at our K-25 well when the well collapsed during the rainy season, and at K-28 in 2022 when significant amount of gas was encountered during drilling which required additional effort to protect the well and operations. We discontinued major drilling during parts of 2023 and 2024 to engage in exploration and optimization work, and thus our previously reported drilling plans have been consistently delayed. While we expect to commencing drilling again in 2025, no assurances can be given that we will be able to do so with positive effect.

Our future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Our overall drilling success rate or our drilling success rate for activity within a particular geographic area may decline. We may be unable to lease or drill identified or budgeted prospects within our expected time frame, or at all. We may be unable to lease or drill a particular prospect because, in some cases, we identify a prospect or drilling location before seeking an option or lease rights in the prospect or location. Similarly, our drilling schedule has varied and may in the future vary from the schedule set forth in our capital budget. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including :

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

Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include international political conditions (including wars, conflicts, tariffs, trade and other disputes, cyberattacks and similar occurrences), the domestic and foreign supply of oil and gas, the level of consumer demand and factors effecting such demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the effect of domestic and foreign regulation of production and transportation, general economic conditions, changes in supply due to drilling by other producers and changes in demand may adversely affect our ability to market our oil and gas production. Any significant decline in the price of oil or gas would adversely affect our revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of our oil and gas properties and our planned level of capital expenditures. This risk was demonstrated in 2021 and 2022 with very significant swings in the price of oil as a result of rising interest rates and inflation, the ongoing Russia-Ukraine conflict, the ongoing Israel-Hamas conflict, high demand for oil in China and India, the actions taken by oil-related intergovernmental organizations such as OPEC to effect the supply and price of oil, and the recovery of the global economy after the COVID-19 pandemic. We may continue to be subject to oil and gas price-related risks while these or similar conditions persist and the global economy remains uncertain.

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

As we are an oil and gas exploration and production company, our performance is affected by global economic conditions as well as geopolitical issues and other conditions. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast financial results. As a result of the movement of Russian military units into provinces in Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic and Crimea). Moreover, on February 22, 2022, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. Any or all of these factors could negatively affect our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of United States, the European Union, the United Nations, or other jurisdictions were to determine that any of our activities constitutes a violation of the sanctions they impose or provides a basis for a sanction designation of us.

Also, on October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced which continues to the present time. Following the October 7 attack, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon as well as in Syria and Iran. Given that the price of oil is significantly correlated with events in the Middle East, any hostilities involving Israel and its neighbors or the interruption or curtailment of trade between Israel and its trading partners could adversely the price of oil and otherwise affect our operations and results of operations. However, as of the date of this annual report, we do not have any business, operation or assets in Russian, Ukraine, Israel or Israel’s neighboring countries, nor do we have any direct or indirect business or contracts with any supplier or customer in these areas. Consequently, we do not expect that Russia’s invasion of Ukraine or the Israel-Hamas conflict will have a direct impact on our business operations, although as noted these matters could adversely impact the price of oil to our detriment.

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

Our business, financial condition, and results of operations may be adversely affected by the imposition of tariffs, changes in trade policies, trade wars, and fluctuations in global economic conditions and energy prices.

We face risks associated with heightened tensions in geopolitical and economic relations, particularly in light of the trade policies and related actions of the Trump administration. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Israel-Hamas and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our operations, expenses, access to capital and the market for oil and gas. Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries. Especially, the U.S. has imposed a 32% tariff on imports from Indonesia in April 2025. However, the 32% tariff has been temporarily paused for 90 days to allow for negotiations. During this period, Indonesia has proposed to increase its imports from the U.S. by up to $19 billion, including approximately $10 billion in energy purchases such as crude oil and liquefied petroleum gas. These developments indicated an effort by both nations to resolve trade tensions through diplomatic negotiations and mutual concessions. However, there can be no assurance that a permanent resolution will be reached. If the U.S. tariff is reinstated or if negotiations fail to prevent other trade restrictions, it could materially affect the cost competitiveness of Indonesian exports to the United States. If the proposal for imports of approximately $10 billion in energy products, including crude oil and liquefied petroleum gas, from the U.S. is approved and implemented, Indonesia may increase its purchases of crude oil and liquefied petroleum gas from the U.S. As a result, the purchasing patterns of our customers may change. There is no assurance that our current customers will continue to purchase products from us, and any reduction in their purchases could materially and adversely affect our business, financial condition, and results of operations. Historically, tariffs have led to increased trade and tensions between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Such tensions may lead to significant volatility in market for oil and gas, which could induce significant oil price fluctuations and hence negatively affect our ability to conduct business.

While we operate exclusively in domestic markets in Indonesia and are not directly exposed to tariffs as we have no products imported from, or exported to the U.S., the instability caused by tariffs and trade wars could still have an adverse effect on our business, financial condition, access to capital, and results of operations and thus affect our ability to continue as a going concern. Tariffs and related trade barriers can disrupt global supply chains, increase the costs of goods and services, and contribute to broader economic uncertainty. Furthermore, if any of our domestic suppliers are affected by increased costs or supply disruptions related to international trade tensions, our input costs could rise, potentially affecting our margins and profitability.

We may not be able to fund the capital expenditures that will be required for us to increase reserves and production.

We must make capital expenditures to develop our existing reserves and to discover new reserves. Historically, we financed our capital expenditures primarily through related and non-related party financings as well as funds raised from our initial public offering in December 2019, our financing with L1 Capital in 2022, and ATM (At The Market ) financing with H.C. Wainwright & Co., LLC (the “Sales Agent”) since 2022. We expect to continue to utilize these or similar resources (as well as funds from potential equity and debt financings and any future net positive cash flow) in the future.

However, we cannot assure you that we will have sufficient capital resources in the future to finance all of our planned capital expenditures. In recent years, we have had to modify our drilling and other operational plans due in part to limitations on our capital resources.

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

While we have internally approved plans for development of Kruh Block and have publicly stated our intentions with respect to new drilling activity for Kruh Block, we have had to modify our drilling schedule several times in the past, and may be required to do so again in the future.

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

We have spent time and resources over the past two years engaging in exploration and well optimization activities using, among other techniques, seismic imaging. Seismic data is crucial in drilling, particularly in oil and gas exploration. It helps in identifying potential drilling targets, assessing risks, and optimizing well placement. However, even when properly used and interpreted, seismic data and visualization techniques are tools only used to assist geoscientists in identifying subsurface structures as well as eventual hydrocarbon indicators, and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of seismic and other advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies, and we could incur losses as a result of these expenditures. Because of these uncertainties associated with our use of seismic data, some of our drilling activities (which we are recommencing in 2025) may not be successful or economically viable, and our overall drilling success rate or our drilling success rate for activities in a particular area could decline, which could have a material adverse effect on us.

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

In Indonesia, the complexity of the laws and regulations relating to oil and gas activities is compounded by uncertainties in the legal and regulatory framework. Indonesia’s Oil and Gas Law of 2001 went into effect on November 23, 2001 (or the Oil and Gas Law), which was amended on March 31, 2023 by Law No. 6 of 2023 on Stipulation of Government Regulation In Lieu of Law No. 2 of 2022 on Job Creation into Law (known as Law 6/2023). The Oil and Gas Law sets forth a statutory body of general principles governing oil and gas activities, which are further developed and implemented in a series of government regulations, presidential decrees and ministerial decrees. The provisions of the Oil and Gas Law are generally broad, and few sources of interpretative guidance are available. In addition, not all of the implementing regulations to the Oil and Gas Law have been issued and some have only recently been enacted. It is uncertain how these regulations will affect us and our operations without clear instances of their application, while the uncertainty surrounding the Oil and Gas Law and its implementing regulations has increased the risks, and may result in increases in the costs, of conducting oil and gas activities in Indonesia.

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

For example, Law No. 32 of 2009 on Protection and Management of Environment as amended by Law 6/2023 (or the Environmental Law) and its implementing regulation, Government Regulation No. 22 of 2021 on Environmental Protection and Management (or GR 22/2021), require an entity conducting oil and gas business operations have its environmental impact assessment report (known as AMDAL), as well as an environmental management effort plan (Upaya Pengelolaan Lingkungan Hidup, or UKL) or an environmental monitoring effort plan (Upaya Pemantauan Lingkungan Hidup or UPL), approved. Under the Environmental Law, should we fail to meet the obligations contained in the relevant AMDAL or UKL or UPL, it can lead to the nullification of our business license.

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

As of the date of this annual report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa2 (Stable)” by Moody’s, “BBB (Stable)” by Standard & Poor’s and “BBB (Stable)” by Fitch Ratings. Indonesia’s short-term foreign currency debt is rated “A-2” by Standard & Poor’s and “F2” by Fitch Ratings.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2024 taxable year, and we do not expect to become a PFIC in any future taxable year.   However, no assurance can be given that the U.S. Internal Revenue Service (or IRS) or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

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

Any exercise by L1 Capital of the warrants that were issued to them in connection with our January 2022 financing will cause dilution to shareholders since it is likely that those warrants will only be exercise at a discount to the prevailing market price. Moreover, the ordinary shares underlying the L1 Capital warrants have been registered for resale pursuant to a Registration Statement on Form F-1 filed with the SEC on March 9, 2022, as amended (the “L1 Registration Statement”), effective June 1, 2022. After the L1 Registration Statement was declared effective, L1 Capital commenced sales of such shares in the public market. Any future such sales could cause pressure on the public price of our ordinary shares and could force such price downwards, perhaps significantly. During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the convertible notes were converted into ordinary shares at $6.00 per share at L1 Capital’s election and 325,000 of the total 767,240 warrants were exercised. During the year ended December 31, 2023, the remaining $100,000 principal amount of the convertible notes were fully repaid and no warrants were exercised. As of December 31, 2024, there were 58,620 warrants outstanding under the first tranche of our L1 Capital financing, and 383,620 under the second tranche of such financing. As of the date of this annual report, there are still certain warrants outstanding under the L1 Capital financing, which will cause dilution and pressure on the price of our ordinary shares and affect your investment in us.

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

Our Chairman and Chief Executive Officer, Wirawan Jusuf, beneficially owns and exercises voting and investment control of approximately 38.31% of our ordinary shares as of April 25, 2025. As a result of this concentration of share ownership, investors may be prevented from affecting matters involving our company, including:

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

If we fail to implement effective internal controls over financial reporting, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. If we fail to design and operate effective internal controls or remediate our existing material weaknesses, it could result in material misstatements in our financial statements, impair our ability to raise revenue, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our ordinary shares.

We are required to disclose changes made in our internal controls and procedures and our management are required to assess the effectiveness of these controls annually. As we completed our initial public offering on December 19, 2019, we ceased to qualify as an emerging growth company as of December 31, 2024 under Section 404. We are currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended December 31, 2024 because we are neither an accelerated filer nor a large accelerated filer, even though we are no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC. We will incur additional expenses in connection with compliance with these regulations and our management will need to devote additional time and effort to implement and comply with such requirements.

We are currently not required to have our registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 because we are neither an accelerated filer nor a large accelerated filer and are no longer an emerging growth company. As a result, our internal control over financial reporting has not been subject to the same level of independent external audit scrutiny as would be required for accelerated or large accelerated filers. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

While management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness, the absence of an auditor attestation could result in:

●	Potential undetected material weaknesses in our internal control over financial reporting;
●	Inaccurate financial reporting or failure to prevent or detect fraud;
●	Reduced ability to identify and remediate control deficiencies in a timely manner; and
●	A negative impact on investor confidence in our financial statements.

If we fail to maintain effective internal control over financial reporting or if material weaknesses are identified in the future, we may be unable to accurately report our financial results or prevent fraud. This could result in restatements of our financial statements, regulatory scrutiny, or a decline in the price of our securities. Additionally, if we become an accelerated filer or large accelerated filer in the future, we will be required to obtain an auditor attestation of our internal control over financial reporting, and we may incur significant additional costs and resources to comply with such requirements.

We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2024. If we fail to adequately remediate those weaknesses or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2024. As defined in the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2024 and 2023, material weaknesses that have been identified in our internal control over financial reporting as of such dates related to the following:

●	The lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues, prepare and review financial statements including related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

●	The lack of sufficient controls designed and implemented in our information technology (“IT”) environment and our IT general control activities, which are mainly associated with areas of password management as well as cyber security management.

During 2024, to remediate the identified material weaknesses and improve the internal control over financial reporting, we sought to implement and will continue to implement a number of measures to address the material weaknesses, including the following:

●	We are continuing our efforts to hire additional qualified internal finance and accounting staff with work experience in U.S. GAAP and SEC reporting requirements.

●	We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

●	We intend to establish a training program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements.

●

We have engaged and will continue to engage professional financial advisory firms, if necessary, to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system.

●	We have updated password parameters and requested password update every 6 months.
●	We have employed an experienced head of Information Technology to improve IT functionality and mitigate potential IT risks.

As a result of the material weaknesses, our management has concluded that as of December 31, 2024, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and that the required disclosure is made within the time period specified in the rules and forms of the SEC. We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in this report. As we completed our initial public offering on December 19, 2019, we ceased to qualify as an emerging growth company as of December 31, 2024 under Section 404. We are currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended December 31, 2024 because we are neither an accelerated filer nor a large accelerated filer, even though we are no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC. We will incur additional expenses in connection with compliance with these regulations and our management will need to devote additional time and effort to implement and comply with such requirements. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. While our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems on an ongoing basis. We may be unable to timely complete our evaluation testing and any required remediation.

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

We are no longer an “emerging growth company,” which may increase our compliance burden and associated costs.

As of December 31, 2024, we ceased to qualify as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, because the fifth anniversary of our initial public offering has passed. As a result, we are no longer eligible for certain exemptions previously available to us. We are currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended December 31, 2024 because we are neither an accelerated filer nor a large accelerated filer. Compliance with these requirements will likely increase our legal, accounting, and other compliance costs and make some activities more time-consuming and costly.

However, because we continue to qualify as a “foreign private issuer” under SEC rules, we remain exempt from certain reporting and governance requirements applicable to U.S. domestic issuers. These include, among others, the requirement to provide a compensation discussion and analysis and other detailed disclosures regarding executive compensation, and the requirement to hold non-binding shareholder advisory votes on executive compensation and golden parachute arrangements.

Nonetheless, the loss of our emerging growth company status may still increase our compliance burden and subject us to greater scrutiny by investors, analysts, and regulators. Any failure to comply with our expanded obligations could adversely affect our business, financial condition, and results of operations.

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

As of April 25, 2025, we had 13,910,038 ordinary shares outstanding, 5,464,402 of which were held by our officers, directors and affiliates. In addition, 590,000 ordinary shares are subject to outstanding options granted under certain stock option agreements entered into with our management team.  All of the ordinary shares held by affiliates (notably Maderic, which is controlled by our Chairman) are restricted or control securities under Rule 144 promulgated under the Securities Act. Our affiliates may, subject to compliance with applicable law, choose to sell ordinary shares held by them. Sales of these ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

On July 22, 2022, we entered into an At The Market Offering Agreement (the “ATM Agreement”) with the Sales Agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares (the “ATM Shares”) having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM Shares, if offered and sold by us, will be offered and sold pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of our shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the SEC on February 16, 2021 (“Prior Registration Statement”). On August 25, 2022, we sold 177,763 ATM Shares at $10.7407 per share for net proceeds (after Sales Agent commissions) of $1,801,193. On August 25, 2022, we sold an additional 280,612 ATM Shares at $10.1090 per share for net proceeds (after Sales Agent commissions) of $2,750,449. As of December 31, 2023, there are no ATM Shares sold under the ATM Agreement. On March 22, 2024, we filed a new shelf registration statement on Form F-3 (the “New F-3 Registration Statement”, File No. 333-278175), which includes a Prospectus Supplement and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $9,600,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the First Amendment to the ATM Agreement (“ATM Amendment No.1”) on March 22, 2024, with Sales Agent. On May 31, 2024, the New F-3 Registration Statement was declared effective. On December 18, 2024, we filed a prospectus supplement to amend the prospectus supplement (the “ATM Prospectus Supplement”) and its accompanying base prospectus included in the New F-3 Registration Statement to increase the maximum amount of ordinary shares that we are eligible to sell pursuant to the ATM Agreement and the ATM Amendment No.1 due to the offering limits set forth under General Instruction I.B.5 of Form F-3. As a result of those limits, the aggregate amount available for sale by us was approximately $3,863,045. Under this prospectus supplement, we registered up to $3,850,000 worth of ordinary shares, including $906,305 worth of ordinary shares from the ATM Prospectus Supplement that were unsold prior to December 18, 2024. As of December 31, 2024, we sold 3,372,825 ATM Shares for net proceeds (after Sales Agent commissions) of approximately $8,405,018. The sales of such ATM Shares could also have a material adverse effect on the price of our ordinary shares by increasing the supply of shares in the market, which may cause a decline in the trading price, increased volatility, and reduced investor confidence.

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

Indonesia’s Oil and Gas Industry and Economic Information

The largest economy in Southeast Asia, Indonesia (located between the Indian and Pacific oceans and bordered by Malaysia, Singapore, East Timor and Papua New Guinea) has charted impressive economic growth since overcoming the Asian financial crisis of the late 1990s. According to the World Bank, Indonesia experienced resilient growth of 5.0 percent in 2023 with inflation on a declining trend and a stable currency, with growth expected to be maintained on average at 4.9 percent over the medium term between 2024 and 2026. According to Reuters, Indonesia’s economy grew 5.03% in 2024, roughly similar to the previous year rate and in line with the expectations from the World Bank. According to World Bank Group, Indonesia is the world’s fourth most populous nation and 10th largest economy in terms of purchasing power parity. Indonesia is also currently a member of G-20. Indonesia also has a prominent presence in other commodities markets such as thermal coal, copper, gold and tin, with Indonesia being the world’s second largest tin producer and largest tin exporter, as well as in the agriculture industry as a producer of rice, palm oil, coffee, medicinal plants, spices and rubber according to the Indonesia Commodity & Derivatives Exchange and the World Factbook.

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

The oil and gas industry, however, both in Indonesia and globally, has experienced significant volatility in the last five years . According to Deloitte 2025 Oil and Gas Industry Outlook, the crude oil and natural gas market navigated a complex landscape of controlled OPEC+ supply and variable demand, heightened geopolitical tensions, macroeconomic weakness, and a continued focus on energy transition in the year 2024. This resilience is reflected in the stability of oil prices: Brent crude oil prices exhibited a minimal average monthly change and a monthly range-bound movement between US$74 and US$90 per barrel in 2024, making 2024 one of the most stable years in the past 25 years.  Global geopolitical and economic considerations play a significant role in driving the sensitivity of oil prices. From its peak in mid-2014 (US$105.72 per barrel), the Indonesia Crude Price (the “ICP”) for the type of crude oil we produce collapsed to an average price of US$37.58 per barrel for the year ended December 31, 2020 due to COVID-19 but rose again to reach a yearly average price of US$96.94 per barrel in 2022, 45% higher than 2021 yearly average price of US$67.02 per barrel. In the year 2023, the average price of crude oil price went down to US$77.61 per barrel. The ICP for 2024 yearly average further declined to US$76.48 per barrel, which was around 1.5% down compared to the price in 2023. According to the International Energy Agency (“IEA”) December 2024 Oil Market Report, world oil demand is going to accelerate from 840 kb/d in 2024 to 1.1 mb/d in 2025, lifting consumption to 103.9 mb/d in 2025 . According to the International Energy Agency (“IEA”) April 2025 Oil Market Report, the global oil demand in 2025 has been revised down by 300kb/d since March’s Report to 730 kb/d as escalating trade tensions have put negative impact on the economic outlook. ,

Since the decline of oil price at over $100 in July 2022, Brent oil price remains relatively stable around $80 except for a spike of $93.72 in September 2023 when Saudi Arabia and Russia decided to extend the output cut of 1.3 mb/d. According to an article titled “EIA forecasts lower oil price in 2025 amid significant market uncertainties” released in January 2025 on U.S. Energy Information Administration (“EIA”) website at www.eia.gov/todayinenergy, the benchmark Brent crude oil prices are forecasted to fall from an average of $81 per barrel in 2024 to $74 per barrel in 2025 and $66 per barrel in 2026 due to a strong global growth in the production of petroleum and other liquids and slower demand growth. This may result in a downward pressure on prices and help offset heightened geopolitical risks and voluntary production restraint from OPEC+ members. However, according to the latest forecast released by EIA in April 2025, due to the new tariffs imposed by the U.S. and OPEC+ would accelerate production increases, the crude oil price fell sharply in the first week of April 2025. Therefore, the Brent crude oil price is forecasted to be reduced to an average of $68 per barrel in 2025 and $61 per barrel in 2026. Those prices were $6 per barrel and $7 per barrel lower, respectively, than in the previous forecast issued by EIA in January 2025. This reflects more uncertainty around global oil demand growth as well the potential for additional supply from OPEC+ in the coming months. However, factors including existing sanctions on Russia, Iran, and Venezuela create additional uncertainty for crude oil prices.

As Indonesia’ oil and gas fields matured over the last two decades, with no significant new reserves found, managing the natural decline in production has posed an increasing challenge. According to an article titled “Oil and Gas in Indonesia: Investment, Taxation and Regulatory Guide – 13th Edition” released on pwc.com, on May 2024, in 2023, the Non-Tax State Revenue (PNBP - Penerimaan Negara Bukan Pajak) contributed by oil and gas sector was IDR 117 trillion, which was 4.75% of the total state revenue. The percentage of revenue contribution from the oil and gas sector in Indonesia has shown a declining trend over the years. In 2023, the contribution decreased by 3.30% compared to that in 2022.

The 2023 SKK Migas Annual Report recorded that at the end of 2023, Indonesia had a total of 166 Contract Areas, comprising 104 active Exploration Contract Areas,77 of which were in production phase, with the remaining 27 in the development phase. The 2023 SKK Migas Annual Report also reported that Indonesia showed an increasing trend in investment compared to the year 2022, with the upstream oil and gas investment in 2023 reaching $13.7 billion. Compared to the 2022 investment realization of US$12.1 billion, the 2023 investment increased by 13%, surpassing the global upstream oil and gas investment growth, which was estimated at around 6.5%. Apart from the gradual recovery of the worldwide economy, the rise in investment can also be attributed to several incentives provided by the Government of the Republic of Indonesia to the upstream oil and gas industry to maintain project economics and increase production. The gross split scheme allocates oil and gas production to contracting parties based on gross production, whereas in cost recovery, oil and gas production was shared between the government and contractors after deducting the production costs. The government remains keen to attract more foreign investment into the domestic oil and gas industry due to insufficient production against rising demand.

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

Indonesia has recorded increasing demand for crude oil in recent years. According to an article titled “Oil and Gas in Indonesia: Investment, Taxation and Regulatory Guide – 13th Edition” released on pwc.com, the import of crude oil and natural gas reached 15,263 tonnes in 2022 and increased to 52,144 tonnes in 2023. The demand for oil and gas in Indonesia is significant, with the country’s oil and gas market expected to grow. The Indonesia oil and gas market is projected to reach 635.23 thousand barrels per day in 2024 and grow at a compound annual growth rate (“CAGR”) of 1.60% to reach 687.70 thousand barrels per day by 2029. Indonesia has one of the largest proven reserves among Southeast Asia countries and the country is experiencing rapid economic growth. The demand for petroleum and petroleum related products are expected to drive up in the foreseeable future.

Further, as global leaders push for lower carbon emissions and adoption of new technologies, we believe that Indonesia’s expanding economy, in combination with the government’s intention to lower reliance on coal as a source for energy supply in industries, power generation and transportation, will cause Indonesian domestic demand for gas to rise in the future. According to the 2023 SKK Migas Annual Report, in bridging the energy transition, Indonesia’s upstream oil and gas sector will continue maximize the use of gas as an energy source. The discovery of gas reserves in Geng North Structure, North Ganal Contract Area, Layaran Structure, and South Andaman Contract Area, will be the exploration milestone and as well as a new record for resource discovery in 2023. The discovery for Indonesian upstream oil and gas industry proves that the readiness for gas in the future is very promising and it also opens the door for further upstream investment in Indonesia.

As stated in “Handbook of Energy & Economic Statistics of Indonesia 2023”, published by MEMR, there was an increase in energy consumption reaching 6.29%, or 1,220 million barrel oil equivalent (BOE). Similar to energy supply, consumption in energy was the highest in the past six years. In 2023, the industrial sector has the highest share in energy demand at 45.60% and followed by the transportation sector at 36.74%, households at 12.35%, commercial at 4.44% and other sectors at 0.87%. Natural gas production increased in 2023 with an production volume of 6,630 MMSCFD or 2.42 BSCF, which was 2.13% higher than the year 2022.

In terms of gas distribution, Indonesia still lacks an extensive gas pipeline network because the major gas reserves are located away from the demand centers due to the particular territorial composition of the archipelagic state of Indonesia. Indonesian gas pipeline networks have been developed based on business projects; thus, they are composed of a number of fragmented systems. The developed gas networks are located mostly near consumer centers. In order to plug the gap between excess supply in the eastern part of the island and buyers in the west of Indonesia, it is planned to begin constructing a 245 kilometer gas pipeline in Java according to an article titled “Indonesia to Construct New 245-Km Gas Pipeline to Boost Gas Supply” released on “Oil and Gas Today,” a magazine under Fireworks Business Information, a leading trade publishers in South-East Asia.  Also stated in PWC Oil and Gas in Indonesia: Investment, Taxation and Regulatory Guide, it is estimated that around 6,000 kilometers of transmission lines are needed by 2030, increasing to around 15,000 kilometers by 2040.

In West Java, where the Citarum Block is located, the total natural gas demand faces a deficit estimated at 144 MMSCFD according to Oil and Gas Today. Being relatively low-carbon compared to coal, as well as being medium-cost, gas is likely to remain a favored fuel for at least the next decade, especially given Indonesia’s extensive gas reserves. Moreover, energy demand in Indonesia is expected to increase as Indonesia’s economy and population grow.

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

Kruh Block

We acquired rights to the Kruh Block in 2014 and started its operations in November 2014 through our Indonesian subsidiary PT Green World Nusantara (or GWN). Kruh Block operated under a Technical Assistance Contract (or TAC) with Pertamina, until May 2020 and the operatorship of Kruh Block shall continue as a Joint Operation Partnership (or KSO) from May 2020 until September 2035 after the extension. This block covers an area of 258 km2 (63,753 acres) and is located 16 miles northwest of Pendopo, Pali, South Sumatra. This block produced an average of about 6,044 barrels of oil per month in 2020, about 5,053 barrels oil per month in 2021, about 5,206 barrels oil per month in 2022, about 4,885 barrels oil per month in 2023, and about 3,774 barrels oil per month in 2024. Out of the total eight proved and potentially oil bearing structures in the block, three structures (North Kruh, Kruh and West Kruh fields) have combined proved developed and undeveloped gross crude oil reserves of 3.30 million barrels (net crude oil proved reserves of 2.53 million barrels) and probable undeveloped gross crude oil reserves of 2.95 million barrels as of December 31, 2024 determined on a September 2035 contract expiration date  . In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed an amendment to the KSO (the “Amended KSO”) that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%. We received Pertamina’s signature to the Amended KSO in early September 2023. The additional 5 years production and higher profit split lead to a significant increase of proved and probable reserves from 2.06 and 2.44 million barrels, respectively, as of December 31, 2022 to 3.14 and 3.17 million barrels, respectively, as of December 31, 2023, and 3.30 and 2.95 million barrels, respectively, as of December 31, 2024. Due   to the lengthy negotiations with the Government on the contract amendment, the seismic program was rescheduled from 2023 to 2024. The seismic data acquisition and processing was completed in 2024. The interpretation and modeling are still ongoing and are expected to be completed in the second quarter of 2025. The new drilling program after the completion of the 3D seismic program is expected to commence in the second half of 2025 with the aim of increasing our proved reserves and probable reserves.

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

We commenced the drilling of a well named “K-25” at Kruh Block on April 21, 2021 and another well named “K-26” at Kruh Block on August 22, 2021. As a result of our successful drilling program at K-26, our production rate increased by over 50% from approximately 160 barrels of oil per day during the first 10 months of 2021 to approximately 245 barrels of oil per day as of late December 2021. On April 7, 2022, we spudded the K-27 well and reached the total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was conducted at the K-27 well. The well is currently producing 38 BOPD. The fourth of the 18 new well program, K-28, was spudded on June 22, 2022 and reached the total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the K-28 well at 1,230 feet on September 4, 2022 and the K-28ST well, the side-tracked portion of the K-28 well, reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. Due to the mechanical problem caused by drilling, test results of the K-28 well were inconclusive and have not led to any production as of the date of this annual report. We plan to re-test the potential oil zones identified in K-28 for potential oil production along with the next drilling of K-29 well in the third quarter of 2025.

When we acquired the Kruh Block in 2014, it had seven producing wells in 2014 and produced 200 barrels of oil per day (BOPD) with an average cost of production per barrel of US$60.25, while 90% of the production relied on only one well, K-20. Our development plan for the Kruh Block was to increase the production by drilling proved undeveloped (PUD) wells which we considered a low-risk investment due to the higher probability of these wells to produce commercial levels of oil compared to drilling wells with unproved reserves. Finding ways to increase the production is particularly important in maturing fields as producing volumes inevitably decline due to the normal decline rate of production in these fields. In financial terms, our target was to produce the highest cash inflow within the remaining period of the contract.

With this target in mind, following execution of Kruh TAC we started to collect data through a passive seismic survey in 80 locations and by reactivating an old well (K-19) to obtain additional geological information. After seismic data re-interpretation and modelling, we initiated our drilling campaign for 2 wells, K-21 and K-22.

During 2021, Kruh Block produced an average of about 5,053 barrels per month (gross), which is less than 6,044 barrels per month (gross) in 2020 due to further anticipated decline of 16.4%. For the year ended December 31, 2021, we produced a total of 60,637 barrels of oil from the Kruh structure.

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

Following the confirmation of the Kruh Block extension to September 2035, our board of directors approved a development plan for a drilling program of 14 Proved Undeveloped Reserves (or PUD) wells at Kruh Block. Based on the new 3D seismic data, four more locations were added to the PUD category in Kruh Block. A total of 18 wells is planned for the 5-year program between 2025 and 2029 with the schedule estimate below:

	Unit\Year	2025	2026	2027	2028	2029	Total
Planned PUD wells	Gross well	2	4	4	4	4	18
Future wells costs (1)	US$	3,260,000	6,520,000	6,520,000	6,520,000	6,520,000	29,340,000
Costs already paid	US$	-	-	-	-		-
Total gross PUD added	Bbls	337,708	664,458	650,584	678,037	804,394	3,135,182
Total net PUD added	Bbls	258,908	509,414	498,777	519,824	616,697	2,403,620

(1)	Future wells costs are the estimated capital expenditures associated with the estimated new wells costs and do not include other capital expenditures such as production facilities.

We commenced new drilling operations in Kruh Block in March 2021, and new drilling of four wells were completed in 2021 and 2022.

In December 2022, we announced that in order to maximize the potential of Kruh Block after several encouraging new oil discoveries made during 2021 and 2022, our plan is to conduct significant new seismic operations across the entire Kruh Block. We believe that this new work, together with what has been learned from recent oil and gas discoveries, will greatly assist us in ascertaining the best locations conduct, conducting a continuous drilling campaign at Kruh Block that will look to develop not only the one oil formation currently being targeted, but to look to develop what appears to be at least three additional oil formations that may contain significant commercial quantities of oil and natural gas. Due to the lengthy negotiations with the Government on the contract amendment, the seismic program was rescheduled from 2023 to 2024. The seismic data acquisition and processing was completed in 2024. The interpretation and modeling are still ongoing and are expected to be completed in the second quarter of 2025. The new drilling program after the completion of 3D seismic program is expected to increase the proved reserves and probable reserves. Besides the four wells already drilled in 2021 and 2022, we continue to plan on drilling a total of 18 new wells at Kruh Block beginning 2025, and current estimation is that this will be completed by the end of 2029 (we previously estimated that this goal would be completed earlier, but as discussed elsewhere in this report, we have experienced delays in our exploration and drilling programs). Four of these 18 new Kruh Block wells are additional locations identified from the 3D seismic program. We expect to finance additional exploration and drilling activities through short-term and long-term borrowings from third parties or related parties as well as further use of our at the market offering program. After the Kruh Block seismic acquisition, processing and interpretation program in 2024, we expect to resume drilling in 2025 with the goal of drilling 18 additional wells over time and significantly increasing our production rate. The result of the high quality 3D seismic data will also provide strong support of additional PUD locations which will result in additional proved reserves.

For Proved Developed (or PDP) reserves, we produced 58,616 bbls and 45,287 bbls for the years ended December 2023 and 2024, respectively  . The natural reservoir energy decline and delay in drilling new wells due to COVID-19 slowed down the production rate increase after drilling program.

The gross proved oil reserves were increased from 2,056,407 bbls as of December 31, 2022 to 3,144,659 bbls as of December 31, 2023 mostly due to the production from 5 additional operation years and higher profit split in the Amended KSO. As of December 31,2023, the net reserves were estimated as 2,332,183 bbls using a per barrel crude price of US$77.61 (historical 12-month average price calculated as the average ICP for each month in 2023). In a “cost recovery” system such as the Kruh KSO contract, the production share and net reserves entitlement to our company decreases in periods of higher oil prices (57.56% net share for ICP, US$96.94 in year 2022) and increases in periods of lower oil prices (74.16% net share for ICP, US$77.61 in year 2023). This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the KSO economic models.

The gross proved oil reserves were increased from 3,144,660 bbls as of December 31, 2023 to 3,298,961 bbls as of December 31, 2024, mostly due to the additional production estimate from the four new PUD locations identified from the 3D seismic program. As of December 31, 2024, the net reserves were estimated as 2,529,183 bbls using a per barrel crude price of US$76.48, compared to the 2,332,183 bbls using a per barrel crude price of US$77.61 as of December 31, 2023.

The table below summarizes the gross and net crude oil proved reserves as of December 31, 2024 in Kruh Block:

		Crude Oil Proved Reserves at Kruh Block
Gross Crude Oil Reserves
Gross Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	163,779
Gross Crude Oil Proved Undeveloped Reserves (PUD)		3,135,182
Total Gross Crude Oil Reserves	Bbl	3,298,961

Net Crude Oil Reserves
Net Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	125,563
Net Crude Oil Proved Undeveloped Reserves (PUD)		2,403,620
Total Net Crude Oil Reserves	Bbl	2,529,183

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

Net reserves were estimated using a per barrel crude price of US$76.48 (historical 12-month average price calculated as the average ICP for each month in 2024).    In a “cost recovery” system, such as the TAC or KSO, in which Kruh Block operates or will operate, the production share and net reserves entitlement to our company reduces in periods of higher oil price and increases in periods of lower oil price. This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the KSO economic models.

As of December 31, 2024, Kruh Block had six oil producing wells (K-20, K-21, K-22, K-23, K-26 and K-27 in Kruh field) covering 43.0 acres. K-25 well is temporarily shut-in and K-28 is currently shut-in after inconclusive testing. After the addition of the four new locations identified from 3D seismic data, there are 18 proved undeveloped oil locations in Kruh (7), North Kruh (6) and West Kruh (5) field covering 313 acres. In the Kruh, North Kruh and West Kruh fields, there are additional seven, five and five probable locations respectively covering 426 acres. See details on table below. Larger oil reserves due to bigger share and 5 years additional production lead to greater acreage of each PDP, PUD and probable location.

PDP, PUD and Probable Locations and Acreage for the Kruh Block as of December 31, 2024
Reserves Category	Kruh Field		North Kruh Field		West Kruh Field		Total
	Locations	Acreage	Locations	Acreage	Locations	Acreage	Locations	Acreage
Proved Dev Producing (PDP)	8	43	-	-	-	-	8	43
Proved Undeveloped (PUD)	7	58	6	135	5	120	18	313
Total Proved	15	101	6	135	5	120	26	356
Probable	7	72	5	127	5	226	17	426
Total Proved & Probable	22	173	11	262	10	346	43	782

The following table summarizes the gross and net developed and undeveloped acreage of Kruh Block based on our TAC and KSO terms, as well as our economic model as of December 31, 2024:

Gross and Net Developed and Undeveloped Acreage of Kruh Block as of December 31, 2024
	Developed Acreage		Undeveloped Acreage		Total Acreage
Kruh Block	Gross	Net	Gross	Net	Gross	Net
Kruh Field	126	97	58	44	184	141
North Kruh Field	51	39	135	104	186	142
West Kruh Field	9	7	120	92	129	99
Other	-	-	63,1254	48,495	63,254	48,495
Total	186	143	63,567	48,734	63,753	48,877

Citarum Block

Citarum Block is an exploration block covering an original contract area of 3,924.67 km2 (969,807 acres). The block is located onshore in West Java with a population of 48.7 million people and only 16 miles south of the capital city of Indonesia, Jakarta, thus placing it within a short distance to the major gas consumption area in Indonesia – the Greater Jakarta region in West Java. We believe this significantly mitigates the logistical and geographical challenges posed by Indonesia’s composition and infrastructure, significantly reducing the commercial risks of our project.

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

The upcoming exploration program for Citarum will begin with the eight prospects with the lowest risk (38%-48%), five in the Jonggol region and three in the Purwakarta region, out of the 28 exploration prospects previously identified and evaluated by the Joint Study. According to data published by SKK Migas, from 2012 to 2022, there were a total of 441 exploration wells drilled in Indonesia and 286 out of the 441 resulted in an oil and gas discovery. The most recent complete data is shown in the table below.

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

In 2022 and 2023  , further technical work in the Citarum Block was conducted to evaluate the additional nine prospects and nine exploration leads (T series prospects and leads on the maps below) identified in 2020. The 28 prospects identified in 2019 (J and P series prospects) remain to be the primary prospects for further evaluation by the upcoming new seismic data. The acreage of primary prospects, potential reservoir thickness and net reservoir volume remain no change at this time. 31 of the 46 prospects will be retained in the proposed 20% final retained area.

Prospect		Drilling sequence	Acreage (acres)	Reservoir thickness (feet)
1	J-2		1,330	303
2	J-3		95	28
3	J-4		203	118
4	J-5	3rd	2,111	157
5	J-6	5th	1,094	373
6	J-7		117	61
7	J-8		246	379
8	J-9	7th	1,171	1,494
9	J-10		876	358
10	J-11		73	95
11	J-12		724	389
12	J-13		172	238
13	J-14		260	75
14	J-15	4th	1407	793
15	J-16	2nd	1,755	381
16	J-20		744	317
17	P-1		646	378
18	P-2		722	303
19	P-3	1st	2,160	700
20	P-4		1,501	386
21	P-5	6th	2,628	408
22	P-6		1,234	665
23	P-7		1,297	181
24	P-8	8th	1,036	782
25	P-9		488	795
26	T-7		25,286	135
27	T-8		5525	110
28	T-10		861	135
29	T-11		20,222	103
30	T-12		1,188	103
31	T-13		361	12
	Total		77,533	10,753

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

Between September 2024 and March 2025, a regional geochemical survey was conducted to further confirm the prospectivity of the key areas in Citarum Block. Microseepage survey and analysis of 135 soil samples performed by Dr. Seneshen of Geochemical Exploration Services in Denver, Colorado confirm the presence of hydrocarbons in the Pasundan-1 well, Jatayu-1 well and Jonggol area. Dr. Seneshen further suggest that the Jatayu-1 well and Jonggol area are more likely to be gas-bearing than oil-bearing while the Pasundan-1 well area is more likely to be oil-bearing than gas-bearing. The results of the geochemical survey have significantly reduced the risk of hydrocarbon exploration in the Citarum Block.

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

Thus, pursuant to our Citarum PSC contract, once Citarum commences production, we are entitled to at least 65% of the natural gas produced, calculated as 48% from the Base Split plus a Variable Component of 5% from the first Plan of Development (POD I) in Citarum, a Variable Component of 2% from the use of Local Content, as the oil and gas onshore services are mostly closed or restricted for foreign companies (as described below under “—Legal Framework for the Oil and Gas Industry in Indonesia), and a 10% increase for the first 180 BSCF produced or 30 million barrels of oil equivalent which according to our economic model, the cumulative production of 180 BSCF will only be achieved in 2030 based on an aggressive exploration and development program or in 2033 based on a conservative program.

The following table summarizes the gross and net developed and undeveloped acreage of Citarum Block based on our PSC terms and economic model as of December 31, 2024 based on 20% retained area:

Gross and Net Developed and Undeveloped Acreage of Citarum Block as of December 31, 2024
	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
Citarum Block	-	-	193,948	126,066	193,948	126,066
Total	-	-	193,948	126,066	193,948	126,066

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

Due to the high level of COVID-19 cases from late 2020 till the middle of year 2022, populated areas such as Jakarta and Java have enforced the lockdown policy which restricted practically all work activities to home-based. Travelling and mobilization of goods between cities and towns were restricted. In view of this situation, SKKMIGAS has given extension until 2024 of seismic acquisition project and G&G studies in the Citarum Block. Discussions of partial relinquishment of the block have also been postponed due to COVID-19. In the second half of 2024, we finalized the 20% of the original area for retention. The final 20% of the original acreage contains the top 31 of the original 46 prospects.

Potential Additional Block (Rangkas Area)

In mid-2018, we identified an onshore open area in the province of West Java, adjacent to our Citarum Block. We believe that this area, also known as the Rangkas Area, holds large amounts of crude oil due to its proven petroleum system. To confirm the potential of Rangkas Area, in July 2018, we formally expressed our interest to the DGOG of MEMR to conduct a Joint Study in the Rangkas Area and we attained the approval to initiate our Joint Study program in this area on November 5, 2018. The Rangkas Joint Study covered an area of 3,970 km2 (or 981,008 acres) and was completed in November 2019. The DGOG accepted the completion of the joint study and inquired IEC’s interest for further process to tender the block. The study result suggested an effective petroleum system for oil and gas accumulations. As of the date of this annual report, we have not decided when to acquire this block due to our work load in Kruh and Citarum blocks.

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

Our Competitive Strengths

We believe we have the following competitive strengths:

●	Experienced management.

◌	Our management and technical team are comprised of some of the brightest and most passionate people in the industry, including with expertise in exploration technology.

◌	Our professional team consistently adopts innovative concepts and technologies to reduce risks in exploring oil and gas, and continually looks for better ways to effectively manage our exploration and production operations.

◌	Our management team members (Chief Executive Officer, Chief Operating Officer, Chief Business Development Officer and General Manager) collectively have many years of experience in petroleum exploration, development and production operations. Together they have successfully operated more than 17 oil and gas blocks and found and developed more than 10 oil and gas fields over the last 16 years. Our management team located in the United States consists of our President and Chief Financial Officer. Our President brings 46 years of public energy company experience and was the founder of two energy companies that are or were listed on the NYSE American. Our Chief Financial Officer brings 40 years of financial business experience, mostly as either a chief financial officer or controller, including over 18 years working in public companies.

◌	Our top management team members have certification in “Kepala Teknik Tambang” from the Indonesian government, qualifying them for the implementation and compliance of occupational safety and health legislation in mining and petroleum operations . We are fully committed to conducting our operations according to the best industry practices to ensure the health, safety and security of all our stakeholders as well as the protection of the environment and surrounding communities.

●	Established relationships. Through our management team’s experience in operating blocks in Indonesia, we have established close relationships with central and local governments, service providers and other petroleum companies in Indonesia. The excellent relationship between management members and government agencies provides us extraordinary opportunities of accessing low risk and high potential blocks. In addition, our U.S. management team likewise has established relationships with key participants in the U.S. capital and energy markets that we believe will be an asset to us as a U.S.-listed public company.

●	Significant network. Our company has built solid alliances and a vast knowledge network within the Indonesian oil and gas industry, which gives us the ability to execute complex projects and traverse Indonesian regulatory and institutional risk.

●	Niche market. We look to acquire the rights to operate small to “medium sized blocks” onshore that are most likely overseen by the larger competitors. Being an independent and efficient oil and gas company in Indonesia, we have the flexibility and speed necessary to seize opportunities as they arise.

●	Strategically located assets. Our company has a proven track record in acquiring assets located close to major infrastructure and populous cities. We believe that being strategically located to major infrastructure will enable higher margins as we scale our business.

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

The key elements for achieving our goal are set out below.

●	Strategic investment allocation in existing blocks. We are focused on validating the reserves of our blocks by continuing to develop high impact exploration activities to add reserves, combined with a plan of development in order to increase production.

●	Commercialization and monetization of oil and gas discoveries. We are a revenue driven company and we strategically adjust our operations and development programs in our blocks by evaluating the market and the Indonesian energy demand.

●	Develop our “de- risked” 193,948 acres Citarum Block containing 31 prospects. $40.6 million was invested by the block’s prior owner, Pan Orient Energy Corp. (TSXV.POE) who drilled four wells and successfully discovered natural gas and gas flow from each of the four wells. We believe this contribution provides us with a unique de-risked asset to continue exploration on.

●	Expansion of our company’s asset portfolio. We actively seek to acquire blocks to increase our company’s value. The energy demand growth and increase of manufacturing activities in the region could lead us to invest into the downstream oil and gas sector.

●	Maintain balance sheet strength to offset commodity cyclicality. We intend to fund our exploration and production activities with equity, free cash flow and a moderate use of debt. With the uncertainty within our sector, we believe that maintaining a strong balance sheet will be critical to our growth.

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
DELIVERY POINT
"KM3 PLAJU" REFINERY
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

Following the enactment of PR 95/2012 and MEMR Regulation 3135/2012, on January 10, 2013, the President issued Presidential Regulation No. 9 of 2013 on the Implementation of Management of Natural oil and Gas Upstream Business Activities, as amended by the Presidential Regulation No. 36 of 2018 (or PR 9/2013), which established SKK Migas and transferred the authorities to manage upstream oil and gas activities which are based on cooperation contracts to the new regulatory body. PR 9/2013 also establishes a Supervisory Commission, whose membership consists of the MEMR as Chairman, the Vice Minister of Finance, who manages the State Budget as the Vice Chairman, the Chairman of the Capital Investment Coordinating Board, Minister of Environment and Forestry, Chief of National Police and the Vice Minister of the MEMR, so that SKK Migas can control, supervise, and evaluate the management of the upstream oil and gas business activities under its authority. The Supervisory Commission is required to submit a report to the President at least once every six months.

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

The MEMR issued MEMR Regulation No. 37 of 2016,as amended subsequently by MEMR Regulation No. 1 of 2025, on Terms of Bidding Participating Interest 10.0% in Oil and Gas Working Areas (known as the MEMR Regulation 37/2016) which operates as the implementation regulations for the offering by the contractors of the 10 percent participating interest in the oil and gas working areas to regional government-owned enterprises. MEMR Regulation 37/2016 restricts the right to bid to regional government-owned enterprises (commonly known as BUMD) which meet the following requirements (i) the entities must be incorporated either as a regional general company (perusahaan umum daerah) whose entire capital is owned by a single regional government and is not divided into shares, or as a regional limited liability company where at least 99% of its shares are owned by the regional government with the remaining shares entirely owned by parties affiliated with the regional government; (ii) their status of the regional government-owned enterprise was established through the enactment of a local regulation; and (iii) their businesses are limited only to engage in the management of the participating interest. Each regional government-owned enterprise can only hold participating interest management in one working area.

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

On August 12, 2024, the Government issued MEMR Regulation No. 13 of 2024 (MEMR 13/2024), replacing MEMR 08/2017. Under MEMR 13/2024, the mechanism for determining the split under the PSC depends on whether the oil and gas is classified as conventional or non-conventional. Non-conventional oil and gas is defined as oil and gas formed and trapped in fine-grained, low-permeability reservoir rocks within the maturity zone, which can be economically produced using horizontal drilling and hydraulic fracturing techniques. This includes shale oil, shale gas, tight sand oil, tight sand gas, coal bed methane, and methane hydrates. Conventional oil and gas refer to all other types of oil and gas not classified as non-conventional oil and gas.

Further, as implementing regulation of MEMR 13/2024, the Government issued Decision of MEMR No. 230.K/MG.01/MEM.M/2024 on Guidelines on the Implementation and Component of Gross Split PSC dated September 19,2024 (“MEMR Decision 230.K/2024”). According to MEMR Decision 230.K/2024, the distribution or split between the Government and the contractor is as follows:

a)	For conventional oil and gas, the base split between the contractor and the Government is as follows: for oil, the split is 47% (contractor) and 53% (Government); and for gas, the split is 49% (contractor) and 51% (Government). This base split is adjusted based on a number of “components”, which include “variable components” such as reserve quantity, the location of the Work Area, and the infrastructure availability, as well as “progressive components”, which are based on oil and gas pricing.
b)	For non-conventional oil and gas, the base split is as follows: for oil the split is 47% (contractor) and 53% (Government); and for gas, the split is 49% for (contractor) and 51% (Government). This split is adjusted according to “fixed variable components” specific to non-conventional oil and gas, which is set at 46% for the contractor, with the potential for additional split percentages granted by the MEMR.

Furthermore, the split provided in the PSC may be subsequently adjusted: (a) during the POD approval process; and/or (b) when assessing the application to extend the term of the PSC or the management of the work area for contracts that are nearing expiration.

Pursuant to the transitional provisions of MEMR 13/2024, Gross Split PSCs signed prior to the enactment of MEMR 13/2024 shall remain valid until the expiration of their respective contract periods. However, Gross Split PSCs that have been executed prior to the enactment of MEMR 13/2024 may be amended to reflect the provisions of MEMR 13/2024, provided that: (a) the PSC pertains to a working area classified as a non-conventional oil and gas working area; (b) the PSC pertains to a conventional oil and gas working area for which a plan of development for the first field has not yet been approved; or (c) the PSC pertains to a conventional oil and gas working area in the exploitation stage, where the contractor intends to develop potential non-conventional oil and gas resources within the same working area (in which case, the amendment to the PSC shall be limited only to parts of the contract that may need to be revised to accommodate the development of non-conventional oil and gas resources). Additionally, any Gross Split PSCs signed prior to the enactment of MEMR 13/2024 may be converted into a cost recovery PSC.

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

On October 14, 2024, the MoF issued MoF Regulation No. 81 of 2024 on Taxation Provisions for the Implementation of the Core Tax Administration System (“MOF 81/2024”), which came into effect on January 1, 2025. MOF 81/2024 is an omnibus regulation that consolidates and updates various tax rules to support the implementation of the new Core Tax Administration System, and it revokes MoF Regulation No. 257/PMK.011/2011 on Procedures for Withholding and Payment of Income Tax on Other Contractor Income, Including Uplift or Similar Benefits, and/or Income from the Transfer of Participating Interest dated December 28, 2011. MOF 81/2024 does not introduce significant changes to income taxes imposed on PSC contractors. The regulation continues to stipulate that taxable income, after the deduction of final income tax on uplift and/or participating interest transfer, is subject to branch profit tax in accordance with the income tax law.

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

Until recently, the employment of foreign manpower in the upstream and downstream sectors of the oil and gas industry was subject to additional requirements under MEMR Regulation No. 31 of 2013 on Expatriate Utilization and the Development of Indonesian Employees in the Oil and Gas Business (or MEMR 31/2013). MEMR 31/2013 provided stringent regulations on the employment of expatriates, including a general obligation to prioritize the employment of Indonesian workers and specific prohibitions on hiring foreign manpower for certain roles such as human resources, legal, quality control, and exploration and exploitation functions below the level of superintendent. MEMR 31/2013 also permitted the use of foreign manpower in limited circumstances based on a stringent set of requirements such as age, relevant work experience, and willingness to transfer knowledge to the local workforce.

However, on February 8, 2018 the MEMR issued MEMR Regulation No. 6 of 2018 on the Revocation of the Regulations of the Minister of Energy and Mineral Resources, the Regulations of the Minister of Mining and Energy Regulations, and the Decisions of the Minister of Energy and Mineral Resources (or MEMR 6/2018). MEMR 6/2018 revokes 11 regulations which were deemed onerous in an attempt to, among other things, simplify the regulations in order to promote foreign investment in the energy and natural resources sectors. Among other things, MEMR 6/2018 revokes MEMR 31/2013 and the Regulation of the Minister of Mining and Energy No. 02/P/M/Pertamb/1975 regarding the Work Safety on Distribution Pipes and other Facilities for the Transportation of Oil and Gas Outside of the Oil and Gas Working Area. As a result, expatriates are now subject to the Ministry of Manpower’s more relaxed requirements and certain positions that were previously restricted for expatriates have been opened for expatriates unless restricted under the general manpower regulations.

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

Statutory Benefits

Under Law No. 24 of 2011 on Social Security Administrative Bodies as amended by Law 6/2023 (or BPJS Law), a company is obligated to enroll its employees (including expatriates with an employment period of 6 months or more) for manpower social security programs with the Manpower Social Security Administrative Body (or BPJS Ketenagakerjaan) and Health Social Security Administrative Body (or BPJS Kesehatan). The coverage of BPJS Ketenagakerjaan includes, among other things, insurance for work-related accidents and pension/retirement. The premium payment arrangement for these programs vary from one program to the other. The insurance premiums for the work-related accidents, for example, is borne and paid by the employer while the premium payment for retirement insurance is shared between the employers and the employees.

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

Due to the enactment of the Omnibus Law, MOMT 19/2012 was revoked by Minister of Manpower Regulation No. 23 of 2021 and the restriction on the type of work that can be outsourced was abolished. Although GR 35/2021 includes certain provisions relating to outsourcing, it did not specifically limit the activities that can be outsourced to another company. The Omnibus Law, however, was later revoked by Law 6/2023 which re-introduced the restriction. Law 6/2023 stipulates that “certain work” that can be outsourced will be specified in an implementation regulation and as such, GR 35/2021 would likely need to be amended to reflect such changes. Until such amendments are enacted, the type of works that can be outsourced remain unclear.

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

History and Corporate Structure

We were incorporated on April 24, 2018 as a holding company for WJ Energy, which in turn owns our Indonesian holding and operating subsidiaries. Our Chairman and Chief Executive Officer, Wirawan Jusuf, beneficially owns 38.31% of our issued and outstanding ordinary shares (see Item 7. Major Shareholders and Related Party Transactions).

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

As of April 25, 2025, our Chairman and Chief Executive Officer, Wirawan Jusuf, beneficially owns 38.31% of our issued and outstanding shares, while HFO owns less than 5% of our issued and outstanding shares. As of April 25, 2024, we have 13,910,038 ordinary shares issued and outstanding.

The following diagram illustrates our corporate structure, including our consolidated holding and operating subsidiaries, as of the date of this annual report:

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

Recent Developments

Drilling and Production at Kruh Block

We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022. The K-27 well reach a total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was conducted in the K-27 well. The well is currently producing 38 BOPD. The fourth of the 18 wells program, K-28, was spudded on June 22, 2022 and reach the total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the well at 1,230 feet on September 4, 2022 and the K-28ST well reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. Due to the mechanical problem caused by drilling, test results of the K-28 well were inconclusive and have not led to any production as of the date of this annual report. We plan to re-test the potential oil zones identified in K-28 for potential oil production along with the next drilling of K-29 well in the second half of 2025 .

During 2024, we were concentrated on the negotiation of the 5 year Kruh Block contract extension with the Government providing for a higher profit split. To maximize the benefit from the amended contract terms, major work programs such as seismic acquisition and drilling are rescheduled after the Amended KSO contract terms became effective. In the meantime, our operations team effectively managed the reservoir and production to minimize the decline. As a result, we produced an average of approximately 3,774 barrels per month of oil in 2024, compared with approximately 4,885 barrels per month in 2023, approximately a 22.74% annual decline.

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

During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the convertible notes were converted into ordinary shares at $6.00 per share at L1 Capital’s election and 325,000 of the total 767,240 warrants were exercised. During the year ended December 31, 2023, the remaining $100,000 principal amount of the convertible notes were fully repaid and no warrants were exercised. As of the date of this report, there are still certain warrants not exercised under the L1 Capital financing, including 58,620 warrants outstanding under the First Tranche and 383,620 warrants outstanding under the Second Tranche.

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

On March 22, 2024, we filed a New F-3 Registration Statement, which includes a ATM Prospectus Supplement and a base prospectus supplemented by the ATM Prospectus Supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $9,600,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the ATM Amendment No.1 on March 22, 2024, with the Sales Agent. On May 31, 2024, the New F-3 Registration Statement was declared effective.

On December 18, 2024, we filed a prospectus supplement to amend the ATM Prospectus Supplement to increase the maximum amount of ordinary shares that we are eligible to sell pursuant to the ATM Agreement and the ATM Amendment No.1 due to the offering limits set forth under General Instruction I.B.5 of Form F-3. As a result of those limits, the aggregate amount available for sale by us was approximately $3,863,045. Under this prospectus supplement, we registered up to $3,850,000 worth of ordinary shares, including $906,305 worth of ordinary shares from the ATM Prospectus Supplement that were unsold prior to December 18, 2024.

As of December 31, 2024, we sold 3,372,825 ATM Shares for net proceeds (after Sales Agent commissions) of approximately $8,405,018.

Option Grants and Share Option Agreements

On December 16, 2024, we entered into share option agreements with certain officers and directors under our 2018 Omnibus Equity Incentive Plan, effective as of December 16, 2024.

These option agreements contained substantially similar terms and conditions, pursuant to which the optionees were granted options under the 2018 Omnibus Equity Incentive Plan to purchase an aggregate of 440,000 ordinary shares, par value $0.00267 per share, of the Company at the exercise price of $2.79 per share. These options shall vest and become exercisable immediately on December 16, 2024. The breakdown of the Options granted under the Plan is detailed in table below:

Optionees	Date of Grant	Option Shares	Exercise Price (Closing Price of Date of Grant)	Vesting Conditions
Dr. Wirawan Jusuf	December 16, 2024	100,000	$2.79
James J. Huang	December 16, 2024	100,000	$2.79
Mirza F. Said	December 16, 2024	100,000	$2.79
Chia Hsin “Charlie” Wu	December 16, 2024	50,000	$2.79	The option shall vest and
Gregory L. Overholtzer	December 16, 2024	20,000	$2.79	become exercisable
Michael L. Peterson	December 16, 2024	20,000	$2.79	immediately
Benny Dharmawan	December 16, 2024	20,000	$2.79	on December 16, 2024.
Mochtar Husein	December 16, 2024	20,000	$2.79
Ahmad Fathurachman	December 16, 2024	10,000	$2.79
Total		440,000

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

Our estimates of the proven reserves are made using available geological and reservoir data as well as production performance data. These estimates are reviewed annually by internal reservoir engineers, and Pertamina, and revised as warranted by additional data. Revisions are due to changes in, among other things, development plans, reservoir performance, KSO   effective period and governmental restrictions.

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

The table below shows the individual qualifications of our internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	47	12		35	24
Frans Watimena	Petroleum Engineering	M.S.	36	21	15		6
Denny Radjawane	Geophysics	M.S.	34	12		22	16
Fransiska Sitinjak	Petroleum Engineering	M.S.	21	6	17		10
Yudhi Setiawan	Geology	B.S.	22	16	2	4	2
Oni Syahrial	Geology	B.S.	18	2		16	10
Juan Chandra	Geology	B.S.	19	2		17	11

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

Our revenue and potential for profit depend mostly on the level of oil production in Kruh Block and the ICP that is correlated to international crude oil prices. Therefore, the biggest factor affecting our financial results in 2024, 2023 and 2022   was the volatility in the price of crude oil. For the year ended December 31, 2023, ICP decreased to an average of $77.61 per Bbl., 19.94% lower when compared to the ICP average of $96.94 per Bbl. for the year ended December 31, 2022, which eroded the financial performance of our company in 2023. For the year ended December 31, 2024, ICP decreased slightly to an average of $76.48per Bbl. The oil production is expected to increase beginning second half of 2025 after we resume the drilling campaign.

Since the commencement of operations in 2014 (then via our now subsidiary WJ Energy), the natural resources industry has gone through a dramatic change. The downturn in the price of crude oil during this period has impacted our results of operations, cash flows, capital and exploratory investment program and production outlook. A sustained lower price environment could result in the impairment or write-down of specific assets in future periods. During 2016, oil price crisis hit its bottom with an ICP of only $25.83 per Bbl. in the month of January. As a result of this low price, our operations went through a cost analysis procedure in order to determine the economic limit of each of our producing wells at Kruh by identifying their respective direct production cost. Accordingly, we closed a total of 6 wells that were producing less than 10 BOPD each that year. We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the drilling of the second well was commenced in August 2021. The reserve estimate was updated at the end of 2021. We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022 and reached a total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was performed in K-27 well. The well is currently producing 38 BOPD. The fourth of the 18 wells program, K-28, was spudded on June 22, 2022 and reached a total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the well at 1,230 feet on September 4 and the K-28ST well reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. Although the test results were inconclusive leading to shut-in of K-28 well, we will test and produce the potential zones in the upcoming K-29 well drilling in 2025.

Key Components of Results of Operations

For the years ended December 31, 2024 and 2023

Financial and operating results  for the year ended December 31, 2024 compared to the year ended December 31, 2023 are as follows:

●	Total oil production decreased approximately 22.74%, from 58,616 Bbl. for the year ended December 31, 2023 to 45,287 Bbl. for the year ended December 31, 2024. The decline of production in 2024 was primarily due to the natural depletion of reservoir energy, coupled with the absence of new production from drilling activities in 2024. The lower oil price in 2024, compared to 2023, also contributed to a decrease in revenue and cost recovery entitlements for the year ended December 31, 2024. The Proved, Developed and Producing reserves (PDP) decreased from 335,191 bbls in 2023 to 163,779 bbls in 2024 primarily due to production.

●	ICP slightly decreased by approximately 1.46% from an average price of $77.61 per Bbl. for the year ended December 31, 2023 to $76.48 per Bbl. for the same period in 2024. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2024, the crude oil was relatively stable and the increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price. Since the decline of oil price at over $100 in July 2022, brent oil price remains relatively stable around $80 except a spike of $93.72 in September 2023 when Saudi Arabia and Russia decided to extend the output cut of 1.3 mb/d. The average ICP in 2022 was $96.94 while the average ICP in 2023 was $77.61 and the ICP in 2024 kept decreasing to $76.48. Although the regional conflicts of the ongoing Russia-Ukraine war and Israel-Hamas war could lead to oil price shock above $100, we expect the oil price would most likely stay around at its current level around $74 per barrel in 2025 and 2026 because of the relatively balanced supply and demand.

●	Revenue decreased by $857,946, or approximately 24.34%, from $3,525,454 for the year ended December 31, 2023 to $2,667,508 for the same period in 2024 primarily due to a combination of a slightly lower average ICP and relatively large deduction in production than previous years.

●	General and administrative expenses increased to $5,170,103, or approximately 53.51%, for the year ended December 31, 2024 as compared to the same period in 2023, mainly due to an increase in payment of Share Based Compensation, office expenses and expense on professional services.

●	The amount of lease operating expenses decreased by $185,911, or around 6.30%, for the year ended December 31, 2024 as compared to the same period in 2023 mainly because of stable productivity activities as no new well developed in 2024.

●	We incurred a net loss of $6,343,541 for the year ended December 31, 2024 as compared to a net loss of $2,642,684 for the same period in 2023, with the increase in net loss being due to a combination of the factors described above.

●	The average production cost per barrel of oil for the year ended December 31, 2024 was approximately $61.05 compared to $50.34 for the year ended December 31, 2023, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 18.18% due to a combination of the factors discussed above.

For the years ended December 31, 2023 and 2022

Financial and operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022 are as follows:

●	Total oil production decreased approximately 6.16%, from 62,467 Bbl. for the year ended December 31, 2022 to 58,616 Bbl. for the same period in 2023. The decline of production in 2023 was due to the natural reservoir energy decline and no new production from drilling contributed to the production decrease in 2023. The lower oil price in 2023 resulted in lower revenue and cost recovery entitlements for the year ended December 31, 2023 than for the same period in 2022. However, effective production and reservoir management minimized the decline rate in 2023. The Proved, Developed and Producing reserves (PDP) decreased from 371,076 bbls in 2022 to 335,191 bbls in 2023 due to production.

●	ICP decreased 19.94% from an average price of $96.94 per Bbl. for the year ended December 31, 2022 to $77.61 per Bbl. for the same period in 2023. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2023, increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price. In the first half of 2022, geopolitical tension with Russia, culminating with Russia’s full-scale invasion of Ukraine in February 2022, to some extent, contributed to crude oil price increases. In second half of 2022, crude oil prices generally decreased as concerns about a possible economic recession to some extent reduced demand. Since the decline of oil price at over $100 in July 2022, Brent oil price remains relatively stable around $80 except a spike of $93.72 in September 2023 when Saudi Arabia and Russia decided to extend the output cut of 1.3 mb/d. The average ICP in 2022 was $96.94 while the average ICP in 2023 was $77.61. Although the regional conflicts of the ongoing Russia-Ukraine war and Israel-Hamas war could lead to oil price shock above $100, we expect the oil price would most likely stay around $80 per barrel in 2024 and 2025 because of the relatively balanced supply and demand.

●	Revenue decreased by $571,949, or 13.96%, from $4,097,403 for the year ended December 31, 2022 to $3,525,454 for the same period in 2023 due to a combination of a significantly lower average ICP and slightly lower production.

●	General and administrative expenses decreased by $1,234,627, or 26.82%, for the year ended December 31, 2023 as compared to the same period in 2022, mainly due to a decrease in share-based compensation which was fully amortized in 2022, and a decrease in professional service fees resulted from lower volume of financing activities.

●	The amount of lease operating expenses slightly decreased by $2,385, or 0.08%, for the year ended December 31, 2023 as compared to the same period in 2022 mainly because of stable productivity activities as no new well developed in 2023.

●	We incurred a net loss of $2,642,684 for the year ended December 31, 2023 as compared to a net loss of $3,063,349 for the same period in 2022, with the reduction in net loss being due to a combination of the factors described above.

●	The average production cost per barrel of oil for the year ended December 31, 2023 was $50.34 compared to $47.2 for the year ended December 31, 2022, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 6.20% due to a combination of the factors discussed above.

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

Since the decline of oil price at over $100 in July 2022, Brent oil price has been relatively stable in the $70-$80 range, except a spike of $93.72 in September 2023 when Saudi Arabia and Russia decided to extend the output cut of 1.3 mb/d. The average ICP in 2022 was $96.94 while the average ICP in 2023 was $77.61, and the ICP in 2024 kept decreasing to $76.48. Although the regional conflicts of the ongoing Russia-Ukraine war and Israel-Hamas war could lead to oil price shock above $100, we expect the oil price would most likely stay around $74 per barrel in 2025 because of the relatively balanced supply and demand. ICP for the first three months in 2025 was $74.74, $72.12 and $68.99, respectively.

We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the second well commenced in August 2021. The reserve estimate was updated at the end of 2021. The third and fourth well K-27 and K-28 were drilled in 2022. The K-27 was producing a maximum of 59 barrels of oil per day in June 2023. K-28 has been shut in due to mechanical problem downhole. To further understand the oil and gas potential in the Kruh Block, we would like to conduct a seismic data acquisition and processing. Due to the lengthy negotiations with the Government on the contract amendment, the seismic program was rescheduled from 2023 to 2024. The seismic data acquisition and processing was completed in 2024. The interpretation and modeling are still ongoing and are expected to be completed in the second quarter of 2025. We expect to resume drilling in 2025 with the goal of finishing 18 additional wells and significantly increasing our production in the next few years. The result of the high-quality 3D seismic data will also provide strong support of additional PUD locations which will result in additional proved reserves and probable reserves.

The Russian-Ukraine conflict which began in February 2022 and the most recent Israel-Hamas conflict have caused an oil supply concern, which has led to a sharp increase in global oil prices. This trend has led to a higher Indonesian Crude Price (ICP), from $94.92 per Bbl in February and $114.02 per Bbl in March 2022 from the average ICP price of $67.02 per Bbl for the year 2021, and an average ICP price of $96.94. A sustained increase in ICP creates the potential for higher revenue for our company without a resulting increase in expenses. In 2024, the range of ICP prices was between US$77.02 and US$71.61 per barrel with an average of $76.48 per barrel. It is our expectation that for 2025, the oil price will be around US74 per barrel. This will help us establish a stable cash flows for our company, enhance our liquidity and may provide us with enhanced access to capital resources. Recently, the U.S. has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including Indonesia. The U.S. has imposed a 32% tariff on U.S. imports from Indonesia in April 2025, which has been temporarily paused for 90 days to allow for negotiations. During this period, Indonesia has proposed to increase its imports from the U.S. by up to $19 billion, including approximately $10 billion in energy purchases such as crude oil and liquefied petroleum gas. The tariffs imposed by the U.S. in April 2025 could create downward pressure on the price of oil and other adverse economic outcomes in the near and over the longer term. While we operate exclusively in domestic markets in Indonesia and are not directly exposed to tariffs as we have no products imported from, or exported to the U.S., the instability caused by tariffs and trade wars could still have an adverse effect on our business, financial condition, access to capital, and results of operations and thus affect our ability to continue as a going concern. See “Risk Factor - Our business, financial condition, and results of operations may be adversely affected by the imposition of tariffs, changes in trade policies, trade wars, and fluctuations in global economic conditions and energy prices” on page 5.

Other than the foregoing, the management is unaware of any other trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

Results of Operations

The table below sets forth certain line items from our Consolidated Statement of Operations for the years ended December 31, 2024, 2023 and 2022:

	For The Years Ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Revenue	$2,667,508	$3,525,454	$4,097,403
Lease operating expenses	2,764,958	2,950,869	2,953,254
Depreciation, depletion and amortization	665,187	702,217	1,139,723
General and administrative expenses	5,170,103	3,368,029	4,602,656
Total other income (expense), net	(410,801)	852,977	(1,475,638)
Loss before income tax	(6,343,541)	(2,642,684)	(3,122,592)
Income tax provision	-	-	-
Net loss	$(6,343,541)	$(2,642,684)	$(3,122,592)
Actuarial gain for post-employment benefits	4,715	8,543	59,243
Total comprehensive loss	$(6,338,826)	$(2,634,141)	$(3,063,349)

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenue

Total revenue for the year ended December 31, 2024 was $2,667,508 compared to $3,525,454 for the year ended December 31, 2023, representing a decrease of $857,946 or 24.34%, primarily due to a reduction in oil production attributable to excessive well service required in the K-27 well in early 2024.

Lease operating expenses

Lease operating expenses decreased by $185,911, or 6.30%, for the year ended December 31, 2024, compared to the same period in 2023, mainly attributable to stable productivity activities as well as no development of new wells in 2024.

Depreciation, depletion and amortization (DD&A)

The amount of DD&A decreased by $37,030, or approximately 9.80% for the year ended December 31, 2024, compared to the same period in 2023, mainly due to a decrease in depletion expenses   as there was an increase in total estimated proved reserves and decrease in production in the year 2024.

General and Administrative Expenses

General and administrative expenses increased to $5,170,103 or approximately 53.51%, for the year ended December 31, 2024 as compared to the same period in 2023 due to an large increase in Share Based Compensation, office expenses and professional services fees.

Total other income (expense), net

There was other expense, net of $410,801 for the year ended December 31, 2024 as compared to other income, net of $852,977 in the same period in 2023. The decrease was mainly due to a $252,894 increase in a loss on exchange rate and a decrease of $1,004,134 in fair value change of warrant liability as a result of a decline of year-end share price compared to 2023.

Net Loss

We had net loss of $6,343,541 for the year ended December 31, 2024, as compared to $2,642,684 for the same period in 2023, with the increase in loss being due to the combination of the factors discussed above.

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

Critical Accounting Estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, included elsewhere in this annual report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Out of our significant accounting estimates, which are described in Note 2 — Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this annual report, as it   requires management’s highest degree of judgment, estimates and assumptions, including (i)   oil and gas property, net, full cost method. We believe that the following estimate   involving the most significant judgments used in the preparation of our financial statements is   deemed as “critical accounting estimate”:

Valuation of Oil and Gas Property

We follow the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves under KSO Kruh Block, are capitalized. As of December 31, 2024, 2023 and 2022, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to an annual ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, updated drilling schedule and estimated production and development costs, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2024, 2023 and 2022, respectively.

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

For the years ended December 31, 2024, 2023 and 2022, the estimated proved reserves were considered based on the operatorship of the Kruh Block under the TAC through May 2020 and then the KSO and Amended KSO from June 2020 and expiring in September 2035.

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

Liquidity and Capital Resources

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

As reflected in our consolidated financial statements, we have incurred a net loss of $$6,343,541, $2,642,684 and $3,122,592 for the years ended December 31, 2024, 2023 and 2022, respectively. During the years ended December 31, 2024, 2023 and 2022, we had a negative cash flow from operating activities of $3,087,099, $2,978,919 and $3,208,138, respectively. As of December 31, 2024, 2023 and 2022, we had accumulated deficits of $45,926,978, $39,583,437 and $36,940,753, respectively. These conditions indicated a substantial doubt about our ability to continue as a going concern.

We have financed the operations primarily through cash flow from operations, loans from banks, and proceeds from equity instrument financing, where necessary. On March 22, 2024, we filed a New F-3 Registration Statement, which includes a Prospectus Supplement and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $9,600,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the ATM Amendment No.1 on March 22, 2024, with H.C. Wainwright & Co., LLC as Sales Agent. On May 31, 2024, the New F-3 Registration Statement was declared effective.

On December 18, 2024, we filed a prospectus supplement to amend the ATM Prospectus Supplement to increase the maximum amount of ordinary shares that we are eligible to sell pursuant to the ATM Agreement and the ATM Amendment No.1 due to the offering limits set forth under General Instruction I.B.5 of Form F-3. As a result of those limits, the aggregate amount available for sale by us was approximately $3,863,045. Under this prospectus supplement, we registered up to $3,850,000 worth of ordinary shares, including $906,305 worth of ordinary shares from the ATM Prospectus Supplement that were unsold prior to December 18, 2024. By the issuance date of the annual report, there is $3.85 million available under the ATM offering.

As of April 25, 2025, we had approximately $3.64 million of cash, which is placed with financial institutions and is unrestricted as to withdrawal or use. We intend to mitigate the conditions of substantial doubt and meet the cash requirements for the next 12 months from the issuance date of our audited consolidated financial statements by implementing management’s plan, including a combination of improving operational efficiency, cost reductions and debt and equity financing. We will collect the receivables timely and arrange payment schedule in accordance with our cash management plan. We anticipate to obtain unconditional financial support from our Chief Executive Officer up to $11 million from the issuance date of the financial statements for the next 12 months operation. We currently do not have any outstanding short-term or long-term bank borrowings balance.

We believe that our current cash and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and commitments for at least the next 12 months after the issuance of our accompanying audited consolidated financial statements. Management believes that it is probable that the above plans can be effectively implemented, and it is probable that such plans will alleviate the substantial doubt about our ability to continue as a going concern. We have prepared the consolidated financial statements on a going concern basis. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that we will be able to raise additional capital if needed.

Cash flows

The following table sets forth certain historical information with respect to our statements of cash flows for the years ended December 31, 2024, 2023 and 2022:

	For The Years Ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Net cash used in operating activities	$(3,087,099)	$(2,978,919)	$(3,208,138)
Net cash used in investing activities	(2,821,110)	(419,459)	(5,416,501)
Net cash provided by financing activities	8,405,018	-	12,925,190
Effect of exchange rate changes on cash and restricted cash	-	-	-
Net change in cash, and restricted cash	$2,496,809	$(3,398,378)	$4,300,551
Cash and restricted cash at beginning of year	3,997,187	7,395,565	3,095,014
Cash and restricted cash at end of year	$6,493,996	$3,997,187	$7,395,565

Year ended December 31, 2024 compared with year ended December 31, 2023

Operating activities

Operating activities used approximately $3.09 million in cash for the year ended December 31, 2024, as compared to $2.98 million for 2023, representing an increase of approximately $0.11 million or approximately 3.63%, primarily due to the increase in operating expenses.

Investing activities

Net cash used in investing activities for the year ended December 31, 2024 was approximately $2.82 million, as compared to approximately $0.42 million for the year ended December 31, 2023. The large increase was mainly due to an increase in cash paid for drilling expenditures or existing wells as a result of the expense of 3D seismic study in 2024.

Financing activities

Net cash received from financing activities for the year ended December 31, 2024 was around $8.41 million, as compared to $0 for the year ended December 31, 2023. The increase was due to the Company’s ATM offering.

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

Capital Expenditures

We made capital expenditures of $2,460,323, $419,459 and $5,416,501 for the years ended December 31, 2024, 2023 and 2022, respectively, which were primarily related to the development and exploration of the oil and gas property and purchases of property and equipment.

Transfers of Funds Through Our Corporate Organization

With respect to how cash funds are transferred from our company to WJ Energy and subsequently to our operating subsidiaries in Indonesia, such transfers are undertaken in the form of shareholder loans to fund capital, operational and general and administrative expenditures of our operating subsidiaries. For the years ended December 31, 2024 and 2023: (i) the total amount of cash transferred from us to WJ Energy was $3,566,699 and $3,326,895, respectively and (ii) the total amount of cash transferred from WJ Energy to our operating subsidiaries was $3,486,071 and $8,675,000, respectively. For the years ended December 31, 2022 and 2021: (i) the total amount of cash transferred from us to WJ Energy was $8,675,000 and $2,922,205, respectively and (ii) the total amount of cash transferred from WJ Energy to our operating subsidiaries was $7,785,506 and $2,899,444, respectively. All the above-mentioned transactions have been made through bank accounts owned by each respective company in Indonesia. Our parent company, WJ Energy and our operating subsidiaries each hold bank accounts in Indonesia to minimize international or cross-border cash transfers.

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

Research and development

Development costs that are expected to generate probable future economic benefits can be capitalized as intangible assets. All other research and development expenditure is recognized in expense as incurred. For the years ended December 31, 2024, 2023 and 2022, the Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital   resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dr. Wirawan Jusuf	39	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	70	President
Chia Hsin “Charlie” Wu	72	Chief Technology Officer, prior Chief Operating Officer
Mirza F. Said	59	Chief Operating Officer and Director, prior Chief Business Development Officer
James J. Huang	38	Chief Investment Officer and Director
Gregory L. Overholtzer	68	Chief Financial Officer
Mochtar Hussein	67	Independent Director
Benny Dharmawan	42	Independent Director
Ahmad Fathurachman	33	Independent Director
Michael L. Peterson	63	Independent Director

Dr. Wirawan Jusuf is a co-founder, Chief Executive Officer and Chairman of the board of directors of our company, and has served as the Chief Executive Officer of WJ Energy since 2014. Since 2015, Dr. Jusuf has also served as a co-founder and Commissioner of Pt. Asiabeef Biofarm Indonesia, a fully integrated and sustainable cattle business company in Indonesia. Dr. Jusuf also serves as the Director of Maderic Holding Limited, a private investment firm and our largest shareholder, which he founded in 2014. Dr. Jusuf began his professional career when he co-founded and served as the Director of Pt. Wican Indonesia Energi, an oil and gas services company, from 2012 to 2014. Dr. Jusuf earned his Master’s in Public Health at the Gajah Mada University-Jogjakarta in Central Java, Indonesia, and his medical degree at the University of Tarumanegara in Jakarta, Indonesia beforehand. We believe Dr. Jusuf is qualified to serve in his positions with our company due to his strong qualifications in business development, government relations and strategic planning.

Frank C. Ingriselli has served as our President since February 2019. With over 45 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging exploration and production experience in diverse geographies, business climates and political environments. From 2005 to 2018, Mr. Ingriselli was the founder, President, CEO and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on NYSE American. Prior to founding these two companies, from 1979 to 2001, Mr. Ingriselli worked at Texaco in diverse senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development. The positions Mr. Ingriselli held at Texaco included President of Texaco Technology Ventures, President and CEO of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations, where he directed Texaco’s global initiatives in exploration and development. While at Texaco, Mr. Ingriselli, among other activities, led Texaco’s initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries. Mr. Ingriselli served as an independent member of the Board of Directors of NXT Energy Solutions Inc. (TSX:SFD; OTC QB:NSFDF) from 2019 to 2022 and is also on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a charitable public foundation. From 2016 through 2018, Mr. Ingriselli founded and was the President and CEO of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes. Mr. Ingriselli also served as the chief executive officer of Trio Petroleum Corp. (NYSE American: TPET) (“Trio Petroleum”), a company developing assets in California, from February 2022 to October 2023, and has been serving as vice chairman and director of Trio Petroleum from February 2022 to December 2023 and serves on the Board of Directors of Lafayette Energy (a private company developing assets in Louisiana). Mr. Ingriselli graduated from Boston University in 1975 with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance in 1977 and a J.D. from Fordham University School of Law in 1979.

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

Mirza F. Said has served as Chief Operating Officer since January 2024 and a Director of our company since 2018, Chief Executive Officer of our subsidiary Pt. Green World Nusantara since 2014, PT Harvel Nusantara Energi since 2015, and PT Hutama Wiranusa Energi since 2018. Mr. Said was also our Chief Business Development Officer between February 2019 and January 2024. From 2012 to 2014, Mr. Said had served as President Director of Pt. Humpuss Patragas, and Commissioner of Pt. Humpuss Trading and Pt. Humpuss Wajo Energi simultaneously. All of these companies are the subsidiaries of PT. Humpuss, an Indonesian holding company focusing on energy business, including in upstream, transportation and refining activities. From 2010 to 2012, Mr. Said acted as the Senior Business Development & External Relations Manager for Pacific Oil & Gas. From 2007 to 2010, Mr. Said Co-Founded Pt. Corpora Hydrocarbon Asian, a private oil and gas investment company, and served as that organization’s Operational Specialist. Prior to serving as Chief Operating Officer of Pt. Indelberg Indonesia from 2006 to 2007, Mr. Said served as the Corporate Operations Controller for Akar Golindo Group from 2004 to 2006. From 2001 to 2004, Mr. Said was the Project Cost Controller & Analyst for the Kangean Asset for BP Indonesia. From 1997 to 1999, he served as Operations Manager for JOB Pertamina Western Madura Pty Ltd., a joint operation company between Citiview Corporation Ltd (an Australian based oil and gas company) and Pertamina (the Indonesian state owned oil and gas company) that operated a block in Madura, East Java. Mr. Said began his professional career as Senior Drilling Engineer with Pt. Humpuss Patragas, an Indonesian private oil and gas company a subsidiary of PT. Humpuss, which operated Cepu Block, East Java from 1991 to 1997 (he would later return to that organization in 2012 and serve in two senior executive positions concurrently). Mr. Said earned his Master of Engineering Management at the Curtin University of Technology in Perth, Australia, and had completed his Bachelor’s degree in Chemical Engineering at the Institute Technology of Indonesia. Mr. Said holds professional memberships with the Indonesian Petroleum Association (IPA) and Society of Indonesian Petroleum Engineers (IATMI). We believe Mr. Said is qualified to serve in his positions with our company as a result of his education and professional experiences, including achievements and expertise within the energy and infrastructure sector.

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

Michael L. Peterson has served as a Director of our Company since January 2021. Mr. Peterson has served as director and chair of the audit committee of Wellgistics (NASDAQ: WGRX), a holding company for existing and future planned operating companies centered around pharmaceuticals and healthcare services, since April 2025. Since May 2022, Mr. Peterson has served as a Director and the Chief Executive Officer of Lafayette Energy Corp., an oil and gas development company. Mr. Peterson has served as a director of Ocean Biomedical Inc. (NASDAQ: OCEA) since September 2021 and since October 2024, as audit committee chair of OCEA. Between October 2023 and July 2024, Mr. Peterson served as President and CEO, and from July 2022 through July 2024, as a member of the Board of Directors, of Trio Petroleum Corp. (NYSE American: TPET), an oil and gas company with assets in the State of California. Between December 2020 and June 2023, Mr. Peterson served as the President of Nevo Motors, Inc. (Formerly Nevo Energy, Inc.), a company that was established to commercialize a range extender generator technology for the heavy-duty electric vehicle market. Between June 2018 and June 2021, Mr. Peterson served as the President of the Taipei Taiwan Mission of The Church of Jesus Christ of Latter-day Saints, in Taipei, Taiwan. From January 2023 to May 2024, Mr. Peterson served as an Independent Director of Scienture Holdings, Inc (NASDAQ: SCNX) (formerly Trxade Group, Inc.), a Nasdaq listed company primarily engaged in pharmaceutical B2B technology, and from August 2016 to May 2021, he served as a director of SCNX. From 2011 to 2018, Mr. Peterson served in several executive officer positions and a Director at PEDEVCO Corp. (NYSE American: PED), a public company primarily engaged in the acquisition, exploration, development and production of oil and natural gas shale plays in the United States. These executive officer positions included Chief Executive Officer, President, Chief Financial Officer and Executive Vice President. Mr. Peterson previously served as Interim President and Chief Executive Officer (from June 2009 to December 2011), and as a Director (from May 2008 to December 2011), of Blast Energy (Pacific Energy Development’s predecessor), a company primarily engaged in oil and gas development, as a Director (from May 2006 to July 2012) of Aemetis, Inc. (formerly AE Biofuels Inc.), a Cupertino, California-based global advanced biofuels and renewable commodity chemicals company (AMTX.OB), and as Chairman and Chief Executive Officer of Nevo Energy, Inc. (“NEVE”, formerly Solargen Energy, Inc.), a Cupertino, California-based developer of utility-scale solar farms from December 2008 to July 2012. Mr. Peterson received his master’s degree in Business Administration at the Marriott School of Management and a bachelor’s degree in Statistics/Computer Science from Brigham Young University. Mr. Peterson is qualified to be a Director of our company due to his experience in managing, operating and growing both public and private companies, especially those active in the energy industry.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2024 and 2023.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(2)	Total ($)
Dr. Wirawan Jusuf	2023	297,000	-	-	-	-	-	-	297,000
Chief Executive Officer	2024	297,000	-	-	279,000	-	-	-	576,000

Frank C. Ingriselli	2023	150,000	-	-	-	-	-	-	150,000
President	2024	150,000	-	161,960	-	-	-	-	311,960

Gregory L. Overholtzer	2023	80,000	-	-		-	-	-	80,000
Chief Financial Officer	2024	80,000	-	-	55,800	-	-	-	135,800

Mirza F. Said	2023	204,000	-	-	-	-	-	-	204,000
Chief Operating Officer	2024	204,000		-	279,000	-	-	-	483,000

Chia Hsin “Charlie” Wu	2023	204,000	-	-	-	-	-	-	204,000
Chief Technology Officer	2024	204,000	-	-	139,500	-	-	-	343,500

James J. Huang	2023	240,000	-	-	-	-	-	-	240,000
Chief Investment Officer	2024	240,000	-	-	279,000	-	-	-	519,000

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

Outstanding Equity Awards at 2024 Year-End

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2024.

Name	Grant date	Vesting Start date	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Options exercise price ($)	Option Expiration date
Dr. Wirawan Jusuf Chief Executive Officer	December 16, 2024	December 16, 2024	100,000	-	$2.79	December 16, 2029

Frank C. Ingriselli President	-	-	-	-	-	-

Gregory L. Overholtzer Chief Financial Officer	December 16, 2024	December 16, 2024	20,000	-	$2.79	December 16, 2034

Chia Hsin “Charlie” Wu Chief Technology Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2029
	December 16, 2024	December 16, 2024	50,000		$2.79	December 16, 2034

James J. Huang Chief Investment Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2029
	December 16, 2024	December 16, 2024	100,000		$2.79	December 16, 2034

Mirza F. Said Chief Operating Officer	December 19, 2019	December 23, 2022	50,000	-	$11.00	December 19, 2029
	December 16, 2024	December 16, 2024	100,000		$2.79	December 16, 2034

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

Under Mr. Jusuf’s share option agreement, Mr. Jusuf was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Jusuf’s option shall vest as follows (assuming, in each case, that Mr. Jusuf remains employed with us): (a) 50,000 ordinary shares shall vest on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares shall vest on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares shall vest on the third anniversary of the closing of our initial public offering. On December 16, 2024, Mr. Jusuf was granted an additional option under a new share option agreement to purchase 100,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $2.79 per share, which shall vest and become exercisable immediately on December 16, 2024, expiring on December 16, 2029.The share option agreements are governed by Cayman Islands law. There are 50,000 shares granted on December 19, 2019 went expired on December 19, 2024.

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

Pursuant to the terms and provisions of the Ingriselli Agreement, as amended by the Ingriselli Amendment, Mr. Ingriselli is entitled to an annual base salary of $150,000 and a $75,000 cash bonus for services rendered during the year ended December 31, 2019. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion. Pursuant to the Ingriselli Amendment, Mr. Ingriselli was also granted 35,000 ordinary shares as an equity incentive award for his continued service as our President. The vesting schedule of these shares is as follows: 18,750 vested on December 19, 2019, 9,375 will vest on June 16, 2020, and 9,375 will vest on December 19, 2020. The award also includes a 180-day lock-up period from the date of vesting. Participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors. Pursuant to the Ingriselli Second Amendment, Mr. Ingriselli was granted an award of 60,000 ordinary shares, with 30,000 shares vesting on July 1, 2022 and 30,000 vesting on January 1, 2023, with a lock-up period of 180 days from each vesting date. Pursuant to the Ingriselli Third Amendment, the term of the employment was extended to December 31, 2025, unless terminated earlier pursuant to the terms of the Ingriselli Agreement. The term will not be subject to renewal without the prior written agreement of the Company and Mr. Ingriselli. Additionally, the pre-tax annual base salary for Mr. Ingriselli remains at US$150,000.

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

Under Mr. Huang’s share option agreement, Mr. Huang was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Huang’s option shall vest as follows (assuming, in each case, that Mr. Huang remains employed with us): (a) 50,000 ordinary shares shall vest on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares shall vest on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares shall vest on the third anniversary of the closing of our initial public offering. On December 16, 2024, Mr. Huang was granted an additional option under a new share option agreement to purchase 100,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $2.79 per share, which shall vest and become exercisable immediately on December 16, 2024, expiring on December 16, 2034. The share option agreements are governed by Cayman Islands law.

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

On December 16, 2024, Mr. Overholtzer was granted an option under a share option agreement to purchase 20,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $2.79 per share, which shall vest and become exercisable immediately on December 16, 2024, expiring on December 16, 2034. The share option agreement is governed by Cayman Islands law.

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

Under Dr. Wu’s share option agreement, Dr. Wu was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Dr. Wu’s option shall vest as follows (assuming, in each case, that Dr. Wu remains employed with us): (a) 50,000 ordinary shares shall vest on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares shall vest on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares shall vest on the third anniversary of the closing of our initial public offering. On December 16, 2024, Dr. Wu was granted an additional option under a new share option agreement to purchase 50,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $2.79 per share, which shall vest and become exercisable immediately on December 16, 2024, expiring on December 16, 2034. The share option agreements are governed by Cayman Islands law.

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

Under Mr. Said’s share option agreement, Mr. Said was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Said’s option shall vest as follows (assuming, in each case, that Mr. Said remains employed with us): (a) 50,000 ordinary shares shall vest on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares shall vest on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares shall vest on the third anniversary of the closing of our initial public offering. On December 16, 2024, Mr. Said was granted an additional option under a new share option agreement to purchase 100,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $2.79 per share, which shall vest and become exercisable immediately on December 16, 2024, expiring on December 16, 2034. The share option agreements are governed by Cayman Islands law.

Non-Employee Director Compensation

For the year ended December 31, 2024, each independent director receives annual cash compensation equal to $30,000 per year for such directors’ services to our board of directors. In addition to the annual cash compensation for serving on our board of directors, each independent director that also serves on a committee of our board of directors receives compensation as follows: each member of the audit committee and compensation committee (not including the chairperson) receives annual cash compensation of $3,000 per year and each member of the Nominating and Corporate Governance Committee (not including the chairperson) receives annual cash compensation of $3,000 per year. The chairperson of our Audit Committee receives annual compensation of $27,000 and the chairperson of our Compensation Committee receives annual compensation of $6,000 and the chairperson of our Nominating and Corporate Governance Committee receives annual compensation of $3,000.

Equity Awards for Non-Employee Directors

As of December 31, 2024, our non-employee directors were granted options as shown in below table:

Optionees	Date of Grant	Option Shares	Exercise Price (Closing Price of Date of Grant)	Vesting Conditions
Dr. Wirawan Jusuf	December 16, 2024	100,000	$2.79
James J. Huang	December 16, 2024	100,000	$2.79
Mirza F. Said	December 16, 2024	100,000	$2.79
Chia Hsin “Charlie” Wu	December 16, 2024	50,000	$2.79	The option shall vest and
Gregory L. Overholtzer	December 16, 2024	20,000	$2.79	become exercisable immediately
Michael L. Peterson	December 16, 2024	20,000	$2.79	on December 16, 2024.
Benny Dharmawan	December 16, 2024	20,000	$2.79
Mochtar Husein	December 16, 2024	20,000	$2.79
Ahmad Fathurachman	December 16, 2024	10,000	$2.79
Total		440,000

Employees

As of December 31, 2024, 2023 and 2022, we had 31, 33, and 30 permanent employees, respectively, and 42, 42, and 35 contract employees, respectively. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we believe we maintain good relationships with our employees.

The table below sets forth the breakdown of our employees by function as of December 31, 2024:

Function	Number of Employees	% of Total
Senior Management	7	9.59%
Subsurface	3	4.11%
Engineering	3	4.11%
Operation and Production	3	4.11%
Finance and Accounting	5	6.85%
Administration, Procurement and Human Resources	7	9.59%
Health, Safety, Security and Environment (or HSSE)	2	2.74%
Local Relations	1	1.37%
Operation Contract Employees (production, construction and HSSE)	42	57.53%
Total (including 31 permanent employees and 42 contract employees)	73	100%

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 25, 2025 by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws. Percentage ownership of our ordinary shares in the following table is based on 13,910,038 ordinary shares outstanding as of April 25, 2025. Unless otherwise noted, the business address for each of our directors and executive officers is GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Dr. Wirawan Jusuf (1)	5,367,767	38.31%
Frank C. Ingriselli (2)	60,000	*
Mirza F. Said (3)	195,545	*
James J. Huang (4)	195,545	*
Chia Hsin “Charlie” Wu (5)	145,545	*
Gregory L. Overholtzer (6)	20,000	*
Mochtar Hussein (7)	20,000	*
Benny Dharmawan (8)	20,000	*
Ahmad Fathurachman (9)	10,000	*
Michael L. Peterson (10)	20,000	*
All directors and officers as a group (ten individuals)	6,054,402	43.19%
5% shareholders:
MADERIC Holding Limited (1)	5,222,222	37.54%

(1)	Represent 5,367,767 ordinary shares beneficially owned by Dr. Wirawan Jusuf, our Chairman and Chief Executive Officer, including (i) 5,222,222 ordinary shares held of record by MADERIC Holding Limited, (iii) 45,545 ordinary shares held of record by Dr. Wirawan Jusuf, and (iii) options to purchase 100,000 ordinary shares at $2.79 per share which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options within 60 days of the date of this annual report. Dr. Wirawan Jusuf, our Chairman and Chief Executive Officer, holds voting and dispositive control over, and thus beneficial ownership of, the shares held by MADERIC Holding Limited.

(2)	Represents 60,000 ordinary shares held of record by Frank C. Ingriselli, with 30,000 ordinary shares vested on July 1, 2024 and 30,000 ordinary shares vested on January 1, 2025, under a lock-up period of 180 days from each vesting date.

(3)	Represents 195,545 ordinary shares beneficially owned by Mirza F. Said, including (i) 45,545 ordinary shares held of record by Mirza F. Said, and (ii) options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering), and options to purchase 100,000 ordinary shares at $2.79 per share which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options within 60 days of the date of this annual report.

(4)	Represents 195,545 ordinary shares beneficially owned by James J. Huang, including (i) 45,545 ordinary shares held of record by James J. Huang, and (ii) options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering), and options to purchase 100,000 ordinary shares at $2.79 per share which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options within 60 days of the date of this annual report.

(5)	Represents 145,545 ordinary shares beneficially owned by Chia Hsin “Charlie” Wu, including (i) 45,545 ordinary shares held of record by Chia Hsin “Charlie” Wu, and (ii) options to purchase 50,000 ordinary shares at $11.00 per share which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering), and options to purchase 50,000 ordinary shares at $2.79 per share which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options within 60 days of the date of this annual report.

(6)	Represent options to purchase 20,000 ordinary shares at $2.79 per share which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Gregory L. Overholtzer within 60 days of the date of this annual report.

(7)	Represent options to purchase 20,000 ordinary shares at $2.79 per share which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Mochtar Hussein within 60 days of the date of this annual report.

(8)

Represent options to purchase 20,000 ordinary shares at $2.79 per share which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Benny Dharmawan within 60 days of the date of this annual report.

(9)

Represent options to purchase 10,000 ordinary shares at $2.79 per share which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Ahmad Fathurachman within 60 days of the date of this annual report.

(10)

Represent options to purchase 20,000 ordinary shares at $2.79 per share which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Michael L. Peterson within 60 days of the date of this annual report.

*	Less than one percent.

Related Party Transactions

Other than the executive and director compensation and other arrangements discussed in the “Item 6. Directors, Senior Management and Employees” of this report, we have identified the related party transaction as shown below:

Since January 1, 2023, we leased Giesmart Plaza Zone 2 and Zone 1, 3&4 for KSO and combined office space for CNE, HNE and HWE, respectively, from PT WKM. PT WKM is owned by our CEO, Dr. Wirawan Jusuf, who holds 50% of the ownership. The lease term for Giesmart Plaza Zone 2 was from January 1, 2023 to March 31, 2024 and extended to March 31, 2025. The lease term for Giesmart Zone 1, 3&4 was from January 1, 2023 to September 30, 2024, which was extended to September 30, 2027. For the year ended 2024, we incurred rent expense of $64,730 for Giesmart Plaza Zone 2, and $90,929 for Zone 1, 3&4. For the year ended December 31, 2023, we incurred rent expense of $74,842 for Giesmart Plaza Zone 2, and $85,244 for Zone 1, 3&4.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

As of December 31, 2024, 2023 and 2022, all of our accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the KSO by Pertamina. This concentration of receivables from one party may impact our overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2024, 2023 and 2022, 100% of our revenues were generated through the operatorship of Kruh Block. We do not believe that there will be any material adverse change in the operatorship of Kruh Block or the KSO.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our design and operation of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2024 were ineffective   due to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. Our management has also concluded that we have a cyber security-related deficiency due to the lack of sufficient controls designed and implemented in IT environment and IT general control activities, which are mainly associated with areas of password management as well as cyber security management. Our goal is to remediate deficiencies in our disclosure controls via the actions described under “Management’s Annual Report on Internal Control over Financial Reporting” below.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2024 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Management conducted an evaluation of the effectiveness of our control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (the “PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We noted the following deficiencies that we believe to be material weaknesses:

-	The lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues, prepare and review financial statements including related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

-	The lack of sufficient controls designed and implemented in IT environment and IT general control activities, which are mainly associated with areas of password management as well as cyber security management.

During 2024, to remediate the identified material weaknesses and improve the internal control over financial reporting, we understood the Company has sought to implement and will continue to implement a number of measures to address the material weaknesses, including the following:

●	We are continuing our efforts to hire additional qualified internal finance and accounting staff with working experience in U.S. GAAP and SEC reporting requirements.

●	We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

●	We intend to establish a training program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements.

●	We have engaged and will continue to engage professional financial advisory firms if necessary to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system.

●	We have updated password parameters and requested password update every 6 months.
●	We have employed an experienced head of Information Technology to improve IT functionality and mitigate potential IT risks.

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

C. Attestation Report of the Registered Public Accounting Firm

As we completed our initial public offering on December 19, 2019, we ceased to qualify as an emerging growth company as of December 31, 2024 under Section 404. We are currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended December 31, 2024 because we are neither an accelerated filer nor a large accelerated filer, even though we are no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC. We will incur additional expenses in connection with compliance with these regulations and our management will need to devote additional time and effort to implement and comply with such requirements.

However, we are currently not required to have our registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting under Section 404(b) because we are neither an accelerated filer nor a large accelerated filer and are no longer an emerging growth company.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Marcum Asia CPAs LLP, for the years ended December 31, 2024, 2023 and 2022:

$’000	2022	2023	2024
Audit Fees[1]	$303	$345	$344
Tax Fees	-	-	-
All Other Fees	-	-	-
Total fees	$303	$345	$344

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Marcum Asia CPAs LLP, is set forth on pages F-1 through F-43 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit		Incorporated Herein by Reference
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Memorandum of Association of the Registrant	F-1	333-232894	3.1	November 12, 2019
3.2	Amended and Restated Articles of Association of the Registrant	F-1	333-232894	3.2	November 12, 2019
10.1	Sale and Purchase of Shares and Receivables Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited, HFO Investment Group Limited, Opera Cove International Limited and WJ Energy Group Limited.	F-1	333-232894	10.1	July 30, 2019
10.2	Debt Conversion Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited and HFO Investment Group Limited	F-1	333-232894	10.2	July 30, 2019
10.3	Debt Acknowledgement Note, dated June 30, 2018 (Maderic Holding Limited)	F-1	333-232894	10.3	July 30, 2019
10.4	Debt Acknowledgement Note, dated June 30, 2018 (HFO Investment Group)	F-1	333-232894	10.4	July 30, 2019
10.5	Contract regarding acquisition of Citarum Block and/or the 2016 joint study regarding the Citarum Block (Joint Study Agreement)	F-1	333-232894	10.5	November 12, 2019
10.6	Technical Assistance Contract with PT Pertamina in regards to the Kruh Block	F-1	333-232894	10.6	July 30, 2019
10.7	Letter extending Kruh contract	F-1	333-232894	10.7	August 21, 2019
10.8	Employment Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.8	July 30, 2019
10.9	Share Option Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.9	July 30, 2019
10.10	Employment Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.10	July 30, 2019
10.11	Share Option Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.11	July 30, 2019
10.12	First Amendment to Employment Agreement, dated January 23. 2020, between the Company and Frank C. Ingriselli+	6-K	001-39164	10.1	January 29, 2020

10.13	Employment Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.12	July 30, 2019
10.14	Share Option Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.13	July 30, 2019
10.15	Employment Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.14	July 30, 2019
10.16	Share Option Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.15	July 30, 2019
10.17	Employment Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.16	July 30, 2019
10.18	Share Option Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.17	July 30, 2019
10.19	Employment Agreement, dated February 1, 2019, between the Registrant and Gregory L. Overholtzer+	F-1	333-232894	10.18	July 30, 2019
10.20	First Amendment to Employment Agreement, dated January 29. 2020, between the Company and Gregory L. Overholtzer+	6-K	001-39164	10.2	January 29, 2020
10.21	Indonesian Energy Corporation Limited 2018 Equity Incentive Plan+	F-1	333-232894	10.19	July 30, 2019
10.22	Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	January 25, 2022
10.23	Senior Convertible Promissory Note issued to L1 Capital, dated January 21, 2022	6-K	001-39164	10.2	January 25, 2022
10.24	Form of Ordinary Share Purchase Warrant issued to L1 Capital	6-K	001-39164	10.3	January 25, 2022
10.25	Guaranty, dated January 21, 2022, by WJ Energy Group Limited favor of L1 Capital	6-K	001-39164	10.4	January 25, 2022
10.26	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Frank C. Ingriselli+	6-K	001-39164	10.5	January 25, 2022
10.27	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Gregory L. Overholtzer+	6-K	001-39164	10.6	January 25, 2022
10.28	First Amendment to Securities Purchase Agreement, dated March 4, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	March 9, 2022
10.29	Amended and Restated Senior Convertible Promissory Note issued to L1 Capital, dated March 4, 2022	6-K	001-39164	10.2	March 9, 2022
10.30	Second Amended and Restated Senior Convertible Note issued to L1 Capital, dated May 16, 2022.	6-K	001-39164	10.1	May 16, 2022
10.31	At The Market Offering Agreement, dated July 22, 2022, by and between the Company and H.C. Wainwright & Co., LLC	6-K	001-39164	1.1	July 22, 2022
10.32	First Amendment to At The Market Offering Agreement, dated March 22, 2024, by and between the Company and and H.C. Wainwright & Co., LLC	F-3	333-278175	10.7	March 22, 2024
10.33	English Translation of Amendment to Operations Cooperation Agreement for Kruh Block, dated August 9, 2023, between PT Pertamina EP and PT Green World Nusantara (the Company’s subsidiary) ^	6-K	001-39164	10.1	September 28, 2023
10.34	Third Amendment to Employment Agreement, dated December 28, 2023, between the Company and Frank C. Ingriselli.	6-K	001-39164	10.1	January 3, 2024
10.35	Third Amendment to Employment Agreement, dated January 1, 2024, between the Company and Gregory L. Overholtzer.	6-K	001-39164	10.2	January 3, 2024
10.36	First Amendment to Employment Agreement, dated January 16, 2024, between the Company and Mirza F. Said.	6-K	001-39164	10.1	January 18, 2024
10.37	First Amendment to Employment Agreement, dated January 16, 2024, between the Company and Chia Hsin “Charlie” Wu.	6-K	001-39164	10.2	January 18, 2024
10.38	Form of Share Option Agreement, dated December 16, 2024 between the Registrant and its officers/directors.	6-K	001-39164	10.1	December 20, 2024
21.1	Subsidiaries of the registrant	F-1	333-232894	21.1	July 30, 2019
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002**
23.1	Consent of Marcum Asia CPAs LLP*
99.1	Nominating and Corporate Governance Committee Charter	F-1	333-232894	99.1	July 30, 2019
99.2	Compensation Committee Charter	F-1	333-232894	99.2	July 30, 2019
99.3	Audit Committee Charter	F-1	333-232894	99.3	July 30, 2019
99.4	Home Country Exemption Letter	6-K	001-39164	99.1	December 22, 2023
99.5	Executive Compensation Clawback Policy	20-F	001-39164	99.5	April 26, 2024
99.6	Insider Trading Policies and Procedures	20-F	001-39164	99.6	April 26, 2024
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

+	Management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.
^	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item 601(b)(10) as the Company has determined such portions are both not material and are of the type that the Company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDONESIA ENERGY CORPORATION LIMITED

By:	/s/ Dr. Wirawan Jusuf
Name:	Dr. Wirawan Jusuf
Title:	Chairman & Chief Executive Officer

Date: April 29, 2025

INDONESIA ENERGY CORPORATION LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Indonesia Energy Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Indonesia Energy Corporation Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

The Impact of Proved Developed Oil Reserves on Proved Oil and Gas Properties, Net

Description of the Matter

As described in Notes 2 and 6 to the consolidated financial statements, a significant portion of the Company’s properties and equipment, net balance of $9.35 million as of December 31, 2024, and depreciation, depletion and amortization (“DD&A”) expense of $0.58 million for the year ended December 31, 2024 relate to proved oil and gas properties. The Company uses the full-cost method of accounting for its oil and gas producing activities. As disclosed by management, the Company’s rate of recording depletion, depreciation & amortization expense is dependent upon the estimate of proved reserves and proved developed reserves, which are utilized in the unit-of-production calculation. In estimating proved oil and natural gas reserves, management relies on interpretations and judgment of available geological, geophysical, engineering and production data. Additional assumptions include drilling and operating expenses, capital expenditures, taxes and availability of funds. The estimates of oil and natural gas reserves have been developed by the Company’s internal oil and gas experts, specifically petroleum engineers.

The principal considerations for our determination that performing procedures relating to the impact of proved developed oil reserves on proved oil and gas properties, net is a critical audit matter are (i) the significant judgment by management, including the use of internal experts, when developing the estimates of proved developed oil reserves, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence related to the data, methods, and assumptions used by management and its internal experts in developing the estimates of proved developed oil reserves.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The work of management’s experts was used in performing the procedures to evaluate the reasonableness of the proved developed oil reserves. As a basis for using this work, the internal experts’ qualifications were understood and the Company’s relationship with the experts was assessed. The procedures performed also included evaluating the methods and assumptions used by the experts, testing the completeness and accuracy of the data used by the experts, and evaluating the experts’ findings. We have involved an oil and gas specialist to assist with the performance of certain procedures on evaluating work performed by the Company’s internal experts.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2018.

New York, NY
April 29, 2025

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
Current assets
Cash	$4,573,996	$2,009,687
Restricted cash	-	1,567,500
Accounts receivables, net	344,340	582,335
Prepayment and other current assets , net	1,137,224	1,920,576
Total current assets	6,055,560	6,080,098
Non-current assets
Restricted cash – Non Current	1,920,000	420,000
Property and equipment, net	19,691	109,017
Oil and gas property - subject to amortization, net	9,350,890	7,111,624
Oil and gas property - not subject to amortization	1,224,667	1,155,439
Right of use assets, net	881,639	1,097,168
Deferred charges	862,949	938,392
Other non-current assets, net	1,599,197	812,943
Total non-current assets	15,859,033	11,644,583
Total assets	$21,914,593	$17,724,681

Liabilities and Equity
Current liabilities
Accounts payables	$899,638	$753,823
Amount due to a related party	2,687	-
Short-term operating lease liabilities	556,756	629,325
Accrued expenses	351,596	152,078
Taxes payable	77,686	60,698
Other current liabilities	17,941	17,941
Total current liabilities	1,906,304	1,613,865
Non-current liabilities
Asset retirement obligations	776,669	352,636
Warrant liabilities	578,928	482,219
Long-term operating lease liabilities	324,883	467,843
Provision for post-employment benefits	136,936	118,250
Total non-current liabilities	1,817,416	1,420,948
Total liabilities	$3,723,720	$3,034,813

Commitments and contingencies (Note 14)	-	-

Shareholders’ Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of December 31, 2024 and 2023, respectively)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 13,600,519 and 10,142,694 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	$36,267	$27,046
Additional paid-in capital	63,978,379	54,147,769
Accumulated deficit	(45,926,978)	(39,583,437)
Accumulated other comprehensive income	103,205	98,490
Total shareholders’ equity	18,190,873	14,689,868
Total liabilities and shareholders’ equity	$21,914,593	$17,724,681

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2024	2023	2022
Revenue	$2,667,508	$3,525,454	$4,097,403

Operating costs and expenses:
Lease operating expenses	2,764,958	2,950,869	2,953,254
Depreciation, depletion and amortization	665,187	702,217	1,139,723
General and administrative expenses	5,170,103	3,368,029	4,602,656
Total operating costs and expenses	8,600,248	7,021,115	8,695,633

Loss from operations	(5,932,740)	(3,495,661)	(4,598,230)

Other income (expense):
Change in fair value of warrant liability	(96,709)	907,424	2,878,660
Foreign currency exchange gain/(loss)	(116,107)	136,788	(130,684)
Allowance on other receivable	(58,070)	(59,604)	-
Issuance loss of warrants	-	-	(133,325)
Issuance costs allocated to warrant liability	-	-	(465,577)
Other (expense) , net	(139,915)	(131,631)	(673,436)
Total other (expenses) income, net	(410,801)	852,977	1,475,638

Loss before income tax	(6,343,541)	(2,642,684)	(3,122,592)
Income tax provision	-	-	-
Net loss	(6,343,541)	(2,642,684)	(3,122,592)

Comprehensive loss:
Net loss	(6,343,541)	(2,642,684)	(3,122,592)
Actuarial gain for post-employment benefits	4,715	8,543	59,243
Total comprehensive loss	(6,338,826)	(2,634,141)	(3,063,349)

Loss per ordinary share
Basic and diluted	$(0.55)	$(0.26)	$(0.35)
Weighted average ordinary shares outstanding*
Basic and diluted	11,498,096	10,142,694	8,888,421

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of December 31, 2021	7,447,955	$19,861	$41,587,339	$(33,818,161)	$30,704	$7,819,743
Net loss	-	-	-	(3,122,592)	59,243	(3,063,349)
Issuance of ordinary shares by ATM offering	458,375	1,222	4,365,420	-	-	4,366,642
Conversion of Convertible Note	1,650,000	4,400	4,028,639	-	-	4,033,039
Exercise of warrants	325,000	866	3,429,799	-	-	3,430,665
Issuance of shares in exchange of service	62,105	166	210,607			210,773
Exercise of options	199,259	531	(531)	-	-	-
Share-based compensation	-	-	526,496	-	-	526,496
Balance as of December 31, 2022	10,142,694	$27,046	$54,147,769	$(36,940,753)	$89,947	$17,324,009
Net loss	-	-	-	(2,642,684)	-	(2,642,684)
Actuarial gain for post employment	-	-	-	-	8,543	8,543
Balance as of December 31, 2023	10,142,694	$27,046	$54,147,769	$(39,583,437)	$98,490	14,689,868
Net loss	-	-	-	(6,343,541)	4,715	(6,338,826)
Issuance of shares in exchange of President’s service	60,000	160	161,960	-	-	162,120
Issuance of shares in exchange of service	25,000	67	66,933	-	-	67,000
Issuance of ordinary shares by ATM offering	3,372,825	8,994	8,374,117	-	-	8,383,111
Share based compensation	-	-	1,227,600	-	-	1,227,600
Balance – December 31, 2024	13,600,519	36,267	63,978,379	(45,926,978)	103,205	18,190,873

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net loss	$(6,343,541)	$(2,642,684)	$(3,122,592)
Adjustments to reconcile net loss to net cash used in operating activities
Issuance loss of warrants	-	-	133,325
Insurance costs allocated to warrant liability	-	-	465,577
Change in fair value of warrant liability	96,709	(907,424)	(2,878,660)
Depreciation, depletion and amortization	665,187	702,217	1,139,723
Amortization of deferred charges	75,443	75,306	75,306
Amortization of Share-Based Compensation	1,227,600	-	526,496
Amortization on Right of Use Asset	796,499	472,777	353,997
Amortization of issuance discount on Convertible note	-	(52,144)	646,250
Allowance on other receivable	58,070	59,604	-
Issuance of shares for compensation of employee and non-employee services	229,120	-	210,773
Post-employment benefits costs	18,686	27,205	43,438
Actuarial gain for post-employment benefits	4,715	-	-
Changes in operating assets and liabilities
Accounts receivable	237,995	(114,182)	529,588
Prepayment and other current assets	679,919	(1,026,079)	(564,100)
Other non-current assets	(740,891)	755,303	(98,727)
Accounts payable	145,815	102,925	(255,154)
Other current liabilities	-	-	(2,649)
Accrued expenses	177,612	128,133	(119,853)
Taxes payable	16,988	(87,099)	63,121
Asset retirement obligations	360,786	-	-
Operating lease liabilities	(796,498)	(472,777)	(353,997)
Amounts due to related parties – non current	2,687	-	-
Net cash used in operating activities	(3,087,099)	(2,978,919)	(3,208,138)
Cash flows from investing activities
Oil and gas exploration and development costs	(2,821,110)	(419,459)	(5,414,817)
Purchase of property and equipment	-	-	(1,684)
Net cash used in investing activities	(2,821,110)	(419,459)	(5,416,501)
Cash flows from financing activities
Proceeds from issuance of convertible notes and warrants, net of issuance cost	-	-	8,589,000
Proceeds from exercise of warrant shares	-	-	1,950,000
Proceeds from issuance of ordinary shares by ATM offering, net of issuance cost	8,405,018	-	4,366,642
Repayment of bank loan	-	-	(980,452)
Repayment of long term loan to a third party	-	-	(1,000,000)
Net cash provided by financing activities	8,405,018	-	12,925,190
Net change in cash and restricted cash	2,496,809	(3,398,378)	4,300,551
Cash and restricted cash at beginning of year	3,997,187	7,395,565	3,095,014
Cash and restricted cash at end of year	$6,493,996	$3,997,187	$7,395,565

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$23,836
Income tax	$-	$-	$-

Reconciliation of cash and restricted cash
Cash	$4,573,996	$2,009,687	$5,895,565
Restricted Cash - current	-	1,567,500	-
Restricted Cash - non-current	1,920,000	420,000	1,500,000
	$6,493,996	$3,997,187	$7,395,565
Non-cash investing and financing activities
Addition of asset retirement obligations	$(487,280)	$42,998	$188,873
Conversion of Convertible Note to ordinary shares	$-	$-	$4,033,040
Right-of-use assets acquired under operating leases in exchange for operating liabilities	$478,614	$169,094	$705,443

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

The following diagram illustrates the Company’s structure, including its consolidated holding and operating subsidiaries as of December 31, 2024.

Corporate Structuring

Details of the subsidiaries of the Company as of December 31, 2024 are set out below:

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

After May 2020, the Company continued the operatorship of Kruh Block under a KSO contract. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between the two contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 100% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per barrel of oil (“bbl”) multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract were not carried over to the KSO, meaning that the cost recovery balance was reset to nil with the commencement of the operatorship under the KSO in May 2020. As of December 31, 2024, 2023 and 2022, the unrecovered expenditures on KSO operations are $8,684,991,$6,521,865 and 6,700,186, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in depletion and impairment of oil and gas property and going concern forecast. Actual results could differ from those estimates and judgments.

Cash

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Company had no cash equivalents as of December 31, 2024, 2023 and 2022.

Restricted cash

Restricted cash includes cash pledged for bank loan facilities, cash deposits in special account for the abandonment and site restoration and as performance guarantee in the oil and gas concessions in which the Company operates.

Foreign Currency Transaction

The reporting currency of the Company is United States dollar (“USD”, “dollar”). The currency of the primary economic environment in which the operations of the Company are conducted is dollar. Therefore, the dollar has been determined to be the Company’s functional currency. Non-dollar transactions and balances have been translated into dollars for financial reporting purposes. Transactions in foreign currency (primarily in Indonesian Rupiahs – “IDR”) are recorded at the exchange rate as of the transaction date. The Company use Bank Indonesia middle rate as of December 31, 2024 for Balance Sheet accounts at a rate of IDR16,162 per USD and for Income Statement accounts, the Company use average rate for the year 2024 at a rate of IDR15,855 per USD. Monetary assets and liabilities denominated in foreign currency are translated on the basis of the representative rates of exchange at the balance sheet dates. All exchange gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as they arise.

Accounts receivable and other receivables

The Company adopted ASU2016-13 from January 1, 2023. In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The standard replaced the incurred loss approach with an expected loss model for instruments measured at amortized cost. After review of accounts receivable and other receivables as of January 1, 2023, there is no cumulative-effect adjustment to retained earnings for the beginning balances.

Accounts receivable and other receivables as of December 31, 2024 and 2023 are recorded at net realizable value consisting of the carrying amount less an allowance for expected credit losses as needed. All expected credit losses were measured for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company uses forward-looking information to better inform our credit loss estimates. We will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2024, the Company recorded $117,134 allowances for doubtful accounts against its other receivables. For the year ended December 31, 2023, the Company recorded $59,604 allowances on other receivables, and for the year ended December 31 2022, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts.

Credit and concentration risk

As of December 31, 2024, 2023 and 2022, all of the Company’s accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the KSO by Pertamina. This concentration of receivables from one party may impact the Company’s overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2024, 2023 and 2022, 100% of the Company’s revenues were generated through the operatorship of Kruh Block. The Company does not believe that there will be any material adverse change in the operatorship of Kruh Block or the KSO. For the year ended December 31 ,2024, the Company’s accounts payable, up to approximately 33% of the total accounts payables is from Pertamina and around 21% is from Wican Indonesia Energi related to routine costs to pumping, distributing crude oil to the deliver point billed by Pertamina based on KSO production and short-term leasing bumps, respectively. For the year ended December 31, 2023, Pertamina and Wican Indonesia Energi accounted for 48% and 11% of the total accounts payable related to routine costs and bumps leasing. For the year ended December 31, 2022, Pertamina and Wican Indonesia Energi accounted for 33% and 12% of the total accounts payable, respectively for routine costs and short-term leasing bumps.

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

Impairment of long-lived assets

The Company reviews its long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets or asset group by comparing the carrying value of the long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition, when the estimated undiscounted future cash flows is lower than the carrying value, an impairment loss is recognized in the consolidated statements of operations and comprehensive loss for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets.   There was no impairment for long-lived assets for the years ended 2024, 2023 and 2022.

Oil and gas property, net

The Company follows the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, under the KSO for Kruh Block, are capitalized. As of December 31, 2024,2023 and 2022, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to an annual ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2024, 2023 and 2022.

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

For the years ended December 31, 2024, 2023 and 2022, the estimated proved reserves were considered based on the operatorship of the Kruh Block under the KSO from June 2020 and expiring in September 2035.

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

Deferred charges

Deferred charges mainly represent the compensation paid for the acquisition of the oil and gas mineral rights to the employer of the block, such as Pertamina or SKK Migas, for information, equipment and services, signature bonus and other fees required by law for the operatorship of a TAC, KSO or PSC. As these payments are made as part of the requirements for the participating in the bidding of the oil and gas operatorship contract and will be continuing to satisfy performance obligations in the future and recovered through future operation such payments are amortized on a straight-line basis throughout the contract period.

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

As of December 31, 2024, 2023 and 2022, asset retirement obligations were $776,669, $352,636, and $448,720, respectively.

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

The Company recognizes revenue from the entitlement of Oil and gas property - Kruh Block ECS and profit sharing from the sale of the crude oil under the KSO with Pertamina, when the ECS have been submitted to Pertamina after the monthly ICP has been published by the Government of Indonesia. The only performance obligation of the Company is to deliver the crude oil it produces to Pertamina Jirak Gathering Station (“Pertamina-Jirak”), located approximately 3 miles away from Kruh Block. After the volume and quality of the crude oil delivered is accepted and recorded by Pertamina, Pertamina is responsible for the ultimate sales of the crude to the end-users. The total volume of crude oil sold is confirmed by Pertamina and, combining with the monthly published ICP, the Company calculates the entire amount of its entitlement with Pertamina through the Entitlement Calculation Sheets, at which point revenue is recognized by the end of each month when the contractual performance obligation is satisfied. The Company recognizes crude oil revenue at the point in time when custody and control of the product transfers to Pertamina.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including amounts that represent variable consideration, as volume and price carry a low level of estimation uncertainty given the actual volumetric measurements and the use of ICP that determined by the Indonesia Government at the end of each month. Accordingly, the Company does not consider estimates of variable consideration to be constrained.

The revenue was calculated based on the proceeds of the sales of the crude oil produced by the Company and conducted by Pertamina. In addition, the Company was also entitled to an additional 26.7857% of the remaining 35% of such sales proceeds as part of the profit sharing. Both of these two portions were recognized as revenue of the Company, net of tax. For KSO with a 80% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia plus 100% of the operating cost per bbl multiplying NSO. In addition, the Company is also entitled to an additional 49.0196% of the remaining 20% of such sales proceeds as part of the profit sharing.   In the KSO, a NSO production is determined and agreed between Pertamina and the Company so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the Company’s revenue and production sharing portion shall be determined only from the production above the NSO baseline.

The Company does not have any contract assets (unbilled receivables) since revenue is recognized when control of the crude oil is transferred to the refinery and the payment for the crude oil is not contingent on a future event.

There were no contract liabilities as of December 31, 2024, 2023 and 2022.

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

For the years ended December 31, 2024, 2023 and 2022, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax benefits. The Company does not expect that its assessment regarding unrecognized tax position will materially change over the following 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024, 2023 and 2022 , indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
December 31, 2024

L1 Capital Warrants (See note 8)	$-	$-	$578,928

Provision for post-employment benefits (See note 11)	$-	$-	$136,936

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
December 31, 2023

L1 Capital Warrants (See note 8)	$-	$-	$482,219

Provision for post-employment benefits (See note 11)	$-	$-	$118,250

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
December 31, 2022

L1 Capital Warrants (See note 8)	$-	$-	$1,389,643

Provision for post-employment benefits (See note 11)	$-	$-	$99,588

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

The Company manages its business as a single operating segment engaged in upstream oil and gas industry in Indonesia. Substantially all of its revenues are derived in Indonesia. All long-lived assets are located in Indonesia    . Therefore, no geographical segments are presented.

The Company has provided this segment information for all comparable prior periods. Segment information is summarized as follows:

	Years Ended December 31,
	2024	2023	2022
Oil and gas revenues	$2,667,508	$3,525,454	$4,097,403
Lease operating expense	(2,764,958)	(2,950,869)	(2,953,254)
Depletion, depreciation, and amortization	(665,187)	(702,217)	(1,139,723)
General and administrative expenses	(5,170,103)	(3,368,029)	(4,602,656)
Total other income (loss), net	(410,801)	852,977	1,475,638
Result of oil and gas producing operations before income taxes	$(6,343,541)	$(2,642,684)	$(3,122,592)
Segment net loss	$(6,343,541)	$(2,642,684)	$(3,122,592)

Reconciliation of profit or loss
Adjustment and reconciling items	-	-	-
Consolidated net loss	$(6,343,541)	$(2,642,684)	$(3,122,592)

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

For the year end December 31, 2024, 2023 and 2022, the following potentially dilutive securities were excluded from the computation of diluted earnings per share because their effects would be anti-dilutive:

	December 31, 2024	December 31, 2023	December 31, 2022
Warrants issued to L1 Capital (see note 8)	442,240	442,240	442,240
Convertible note issued to L1 Capital	-	-	16,667
Share options granted to the executive management	440,000	200,000	200,000
Total	882,240	642,240	658,907

Recently accounting pronouncement adopted

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted this ASU on a retrospective basis for the annual reporting period of the fiscal year beginning January 1, 2024 , which did not have a material impact on the consolidated financial statements but resulted in certain additional disclosures as required by the revised ASU. See Note 2.

Recently issued accounting standards which have not yet been adopted

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

In November 2024, the FASB issued ASU 2024-03, “Disaggregation of Income Statement Expenses”, which requires companies to provide new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. This amendment is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, on a prospective basis and early adoption and retrospective application is permitted. The Company is currently assessing the impact of adopting this standard on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, “Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”, which seeks to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. This amendment is effective for annual periods beginning after December 15, 2025, and for interim periods within fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

NOTE 3 – GOING CONCERN

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

As reflected in the Company’s consolidated financial statements, the Company has incurred a net loss of $$6,343,541, $2,642,684 and $3,122,592 for the years ended December 31, 2024, 2023 and 2022, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company had a negative cash flow from operating activities of $3,087,099, $2,978,919 and $3,208,138, respectively. As of December 31, 2024, 2023 and 2022, the Company had accumulated deficits of $45,926,978, $39,583,437 and $36,940,753, respectively. These conditions indicated a substantial doubt about the Company’s ability to continue as a going concern.

The Company has financed the operations primarily through cash flow from operations, loans from banks, and proceeds from equity instrument financing, where necessary. On March 22, 2024, the Company filed a New F-3 Registration Statement, which includes a Prospectus Supplement and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $9,600,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the ATM Amendment No.1 on March 22, 2024, with H.C. Wainwright & Co., LLC as Sales Agent. On May 31, 2024, the New F-3 Registration Statement was declared effective.

On December 18, 2024, the Company filed a prospectus supplement to amend the ATM Prospectus Supplement to increase the maximum amount of ordinary shares that we are eligible to sell pursuant to the ATM Agreement and the ATM Amendment No.1 due to the offering limits set forth under General Instruction I.B.5 of Form F-3. As a result of those limits, the aggregate amount available for sale by us was approximately $3,863,045. Under this prospectus supplement, we registered up to $3,850,000 worth of ordinary shares, including $906,305 worth of ordinary shares from the ATM Prospectus Supplement that were unsold prior to December 18, 2024. As of the date of the annual report, there is $3.85 million available under the ATM offering.

As of April 25, 2025, the Company had approximately $3.64 million of cash, which is placed with financial institutions and is unrestricted as to withdrawal or use. The Company intends to mitigate the conditions of substantial doubt and meet the cash requirements for the next 12 months from the issuance date of the Company’s audited consolidated financial statements by implementing management’s plan, including a combination of improving operational efficiency, cost reductions and debt and equity financing. The Company will collect the receivables timely and arrange payment schedule in accordance with the Company’s cash management plan. The Company anticipates to obtain unconditional financial support from Chief Executive Officer up to $11 million from the issuance of the financial statements for the next 12 months operation. The Company currently does not have any outstanding short-term or long-term bank borrowings balance.

The Company believes that the current cash and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s accompanying audited consolidated financial statements. Management believes that it is probable that the above plans can be effectively implemented, and it is probable that such plans will alleviate the substantial doubt about the Company’s ability to continue as a going concern. The Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

NOTE 4 – CASH AND RESTRICTED CASH

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the total of such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2024	2023	2022
Cash	$4,573,996	$2,009,687	$5,895,565
Restricted cash - current	-	1,567,500	-
Restricted cash - non-current	1,920,000	420,000	1,500,000
Total Cash and Restricted cash	$6,493,996	$3,997,187	$7,395,565

As of December 31, 2024, 2023, and 2022, the restricted cash related to (i) cash held in a special account as extended Guarantee for the performance commitment for Kruh Block with amount of $420,000, $487,500 and nil, respectively, (ii) cash held in a time deposit account at Bank Mandiri’s Jakarta Cut Meutia Branch with amount equal to $1,500,000, $1,500,000 and $1,500,000, respectively, used as collateral for the issuance of a bank guarantee related to the implementation of the Company’s contractual commitments for Citarum Block until July 2026.

NOTE 5 – PREPAYMENT AND OTHER ASSETS

	As of December 31,
	2024	2023	2022
VAT receivable - current	$348,112	$1,442,517	$1,176,771
Other receivables	43,824	307,700	186,840
Other receivables from well equipment - current	609,604	-	-
Consumables and spare parts	190,584	148,376	121,740
Prepaid expenses	48,533	21,983	18,750
Less: Allowance on other receivables	(103,433)	-	-
Prepayment and other current assets	$1,137,224	$1,920,576	$1,504,101

VAT receivable – non-current	1,294,611	-	-
Other receivables from well equipment – non-current	-	609,604	635,052
Deposit and others	133,682	134,836	268,666
Durable spare parts	185,145	128,107	114,528
Other non-current assets	1,613,438	872,547	1,018,246
Less: allowance on doubtful receivables	(14,241)	(59,604)	-
Other non-current assets, net	$1,599,197	$812,943	$1,018,246

For the year ended December 31, 2023, the Company sold a rig equipment to a third party. As of the date of this filing, there is an outstanding balance of $609,604. Considering the potential risk of default, the Company recorded $59,604 allowance for the doubtful account as of December 31, 2023. For the year ended December 31, 2024, the Company further recorded $40,000 allowance for the doubtful accounts. The Company also record allowance on the VAT receivable, $3,829 and $14,241 on the current and non-current, respectively. The VAT receivable is the qualified input VAT paid by the Company to Pertamina. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. As the Company’s sales does not subject to any VAT output, the Company will bill Pertamina for reimbursement per tax reimbursement filing. The Company put all VAT receivable under current asset in the fiscal year 2022 and 2023, however, based on the latest facts and circumstances, the Company started to collect its VAT receivable for 2021 in the year 2024. Therefore, the Company considered the 2022 VAT would be collected in the year 2025 which were reasonable to be classified as current assets while the rest was reclassified as non-current assets as it is expected to be collected over next 12 months after December 31, 2024.

After evaluating above facts, $1,294,611 VAT receivable is classified as non-current assets as of December 31, 2024 and $348,112 is classified under current assets.

NOTE 6 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas property by classification.

	As of December 31,
	2024	2023	2022
Oil and gas property – subject to amortization	$31,807,148	$28,035,019	$28,740,479
Accumulated depletion	(10,597,075)	(9,064,212)	(9,411,476)
Accumulated impairment	(11,859,183)	(11,859,183)	(11,859,183)
Oil and gas property – subject to amortization, net	$9,350,890	$7,111,624	$7,469,820

Oil and gas property – not subject to amortization	$1,224,667	$1,155,439	$1,151,804
Accumulated impairment	-	-	-
Oil and gas property – not subject to amortization, net	$1,224,667	$1,155,439	$1,151,804

The following shows the movement of the oil and gas property – subject to amortization balance.

Oil and Gas Property – Kruh Block
December 31, 2021	$3,604,480
Additional capitalization	4,723,463
Asset retirement costs	188,873
Depletion	(1,046,996)
December 31, 2022	$7,469,820
Additional capitalization	294,540
Asset retirement costs	(42,998)
Depletion	(609,738)
December 31, 2023	$7,111,624
Additional capitalization	2,815,127
Depletion	(575,861)
December 31, 2024	$9,350,890

During the years ended December 31, 2024, 2023 and 2022, the Company incurred an aggregated development costs and abandonment and site restoration provisions, which were capitalized at $2,815,127, $294,540, and $4,723,463, respectively, mainly for the purpose of the geological and geophysical studies and drilling of wells.

Depletion recorded for production on properties subject to amortization for the years ended December 31, 2024, 2023 and 2022 were $575,861, $609,738, and $1,046,996, respectively.

Furthermore, for the years ended December 31, 2024, 2023 and 2022, the Company has conducted ceiling test to which the present value of the estimated future net revenues generated by the oil and gas property - Kruh Block Proven exceed the carrying balances. As a result, no further impairment was recognized.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2024	2023	2022
Drilling and production tools	$1,499,535	$1,499,535	$1,499,535
Leasehold improvement	323,675	323,675	323,675
Production facilities	93,049	93,049	93,049
Computer and software	5,605	5,605	5,605
Housing and welfare	4,312	4,312	4,312
Furniture and office equipment	4,013	4,013	4,013
Equipment	1,650	1,650	1,650
Total	1,931,839	1,931,839	1,931,839
Less: accumulated depreciation	(1,912,148)	(1,822,822)	(1,730,344
Property and equipment, net	$19,691	$109,017	$201,495

Depreciation charged to expense amounted to $89,327, $92,478, and $92,727 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 8 – FINANCIAL LIABILITY

	December 31, 2024	December 31, 2023	December 31, 2022
Convertible note payable, net of debt issuance costs	-	-	$52,143
Warrant liabilities, net of debt issuance costs	$578,928	$482,219	$1,389,643

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

The Company incurred debt issuance costs associated with the Notes in the amount of $811,000 in 2022, which were allocated to the Warrants based on assessed fair value of Warrants and residual proceeds allocated to Notes, compared to total proceeds received. Debt issuance costs associated with derivative warrant liabilities are expensed as incurred, presented as other expenses in the consolidated statements of operations. Offering costs associated with the Notes were charged as a direct deduction from the principal amount of the Notes. Debt issuance and offering costs are recorded as debt discount, which is amortized as interest expense over the term of the convertible debt instrument using the effective interest method.

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

During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the Notes has been converted into ordinary shares at $6.00 per share at L1 Capital’s election. On July 21, 2023, the Company repaid the remaining $100,000 principal amount of the Notes to L1 Capital in cash. As of December 31, 2024 and 2023, the carrying value balance of the convertible note was $0.  The carrying value balance of the convertible notes was $52,143 as of December 31, 2022.

Convertible note	First Tranche	Second Tranche	Total
Initial recognition	$3,438,933	$-	$3,438,933
Amortization of insurance cost	358,155	288,095	$646,250
Conversion to ordinary shares	(3,797,088)	(235,952)	(4,033,040)
Balance as of December 31, 2022	$-	$52,143	$52,143

Amortization of insurance cost	-	47,857	47,857
Repayment	-	(100,000)	(100,000)
Balance as of December 31, 2023	$-	$-	$-
Balance as of December 31, 2024	-	-	-

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

The following reflects the inputs and assumptions used:

	January 24, 2022	May 23, 2022	December 31, 2022	December 31, 2023	December 31, 2024
Exercise price	$6.00	$6.00	$6.00	$6.00	$6.00
Share price	$3.64	$14.94	$4.66	$2.71	$2.78
Expected term from grant date (in years)	5.00	5.00	4.10 for Initial Warrant and 4.50 for Second Warrant	3.10 for Initial Warrant and 3.40 for Second Warrant	2.09 for initial Warrant and 2.44 for Second Warrant
Expected volatility	96.32%	95.90%	96.03%	82.40%	107.66% for the initial Warrant and 111.22% for Second Warrant
Risk-free interest rate	1.53%	2.88%	3.99%	4.01%	4.25%
Dividend yield (per share)	-	-	-	-	-

During the year ended December 31, 2022, L1 Capital exercised 325,000 of the Initial Warrant to receive 325,000 ordinary shares  at $6.00 per share while the Company received $1,950,000 proceeds from exercise of these warrants. As of December 31, 2024 and 2023, there were 442,240 and 442,240 warrants issued and outstanding, respectively.

The movement of warrant liabilities is summarized as follows:

Balance as of January 1, 2022	$-
Issuance of Initial Warrant as of January 24, 2022	915,644
Issuance of Second Warrant as of May 23, 2022	4,833,325
50,000 warrant shares exercised on June 16, 2022	(119,343)
185,000 warrant shares exercised on August 18, 2022	(915,799)
90,000 warrant shares exercised on August 29, 2022	(445,524)
Change in fair value of warrant liabilities for the year	(2,878,660)
Balance as of December 31, 2022	1,389,643
Change in fair value of warrant liabilities for the year	(907,424)
Balance as of December 31, 2023	$482,219
Change in fair value of warrant liabilities for the year	96,709
Balance as of December 31, 2024	$578,928

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

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company does not hold any finance leases as of December 31, 2024, 2023 and 2022.

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

The Company’s lease agreements generally do not provide an implicit borrowing rate, therefore, the incremental borrowing rate (“IBR”) on a collateralized basis for a similar term as the underlying lease was used at lease commencement date for purposes of determining the present value of lease payments. As of December 31, 2024, there was no update to an incremental borrowing rate at 10%, which was a 3-year tenure secured borrowing rate as quoted by a local bank.

The components of lease expense were as follows for each of the periods presented:

	December 31, 2024	December 31, 2023	December 31, 2022
Operating lease expense	$700,064	472,777	$353,997
Short-term lease expense	186,577	939,500	1,061,609
Total operating lease costs	886,641	1,412,277	1,415,606
Other information
Operating cash flows used in operating leases	373,680	373,680	323,099
Weighted average remaining lease term (in years)	1.83	2.00	1.38
Weighted average discount rate	10%	10%	6%

Future lease payments included in the measurement of operating lease liabilities as of December 31, 2024 is as follows:

December 31, 2024
2025	$586,107
2026	302,945
2027	81,193
970,245
Less: discount on operating lease liabilities	(88,606)
Present value of operating lease liabilities	881,639
Less: Current portion of operating lease liabilities	556,756
Non-current portion of operating lease liabilities	324,883

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

2) Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. The company’s subsidiary WJ Energy is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Hong Kong registered companies are exempt from Hong Kong income tax on their foreign-derived income.

Indonesia

GWN, HNE, CNE and HWE are incorporated in Indonesia, which are subject to Indonesia Corporate Income Tax (“CIT”) law. Pursuant to the Indonesia CIT law, Companies engaged in upstream oil and gas typically have to calculate CIT in accordance with their Production Sharing Contracts (in IEC’s case, namely KSO). Given the specific year (2020) in which the KSO was signed, GWN’s KSO operations are subject to a CIT rate of 25%. Unless GWN fully recovers its expenditures, the GWN’s KSO operation are effectively exempted from the application of the CIT. Upon the expiry of the KSO, any unrecovered portion of the Kruh Block oil and gas investment will be deemed as waived by the Company and will not be available for tax deduction purpose for any future earnings. Pursuant to the Indonesia CIT law, a flat CIT rate of 22% applies to net taxable income in Indonesia on FY21 onwards. As of December 31, 2024, 2023 and 2022, the unrecovered expenditures on KSO operations are 8,684,991, $6,521,865 and $6,700,186, respectively.

Pursuant to the Indonesia CIT law, standard CIT rate was adjusted from 25% to 22%. Other Indonesia subsidiaries are subject to a flat standard CIT rate of 22%, on which these subsidiaries would not be eligible for 50% tax discount anymore and therefore should use the standard CIT rate from 2021 onwards.

The components of the income tax provision are:

Years Ended December 31,
	2024	2023	2022
Current	$-	$-	$-
Deferred	-	-	-
Total income tax provision	$-	$-	$-

The loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	Years Ended December 31,
	2024	2023	2022
Indonesia	$(4,027,285)	$(1,060,197)	$(1,220,088)
Foreign	(2,316,256)	(1,582,487)	(1,902,504)
Total loss before income taxes	$(6,343,541)	$(2,642,684)	$(3,122,592)

The reconciliation of income taxes provision computed at the statutory tax rate applicable to income tax provision are as follows:

	Years Ended December 31,
	2024	2023	2022
Loss before income tax	$(6,343,541)	$(2,642,684)	$(3,122,592)
Computed income tax benefit with statutory income tax rate	(1,395,579)	(581,391)	(686,970)
Effect of different tax rates in other jurisdictions	506,800	306,694	418,276
Effect of different tax rates for the KSO operations	(114,102)	(26,433)	(26,458)
Effect of tax exemption for unrecovered expenditures on KSO operations	934,206	220,274	220,486
Effect of expired NOL	75,919	-	-
Change in valuation allowance	(7,244)	80,856	74,666
Total income tax provision	$-	$-	$-

The components of the deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2024	2023	2022
Deferred tax assets
Tax loss carry forwards	$315,440	$356,735	290,752
Allowance for credit loss	4,668	-	-
Unrealized foreign exchange (gain)/loss	29,384	-	-
Operating lease liabilities	220,410	274,292	87,862
Total deferred tax assets, gross	569,902	631,027	378,614
Less: Valuation allowance	(349,492)	(356,735)	(290,752)
Total deferred tax assets, net of valuation allowance	220,410	274,292	87,862
Net off against deferred tax liabilities	(220,410)	(274,292)	(87,862)
Net deferred tax assets	-	-	-

Deferred tax liabilities
Operating lease right-of-use assets	(220,410)	(274,292)	(87,862)
Total deferred tax liabilities	(220,410)	(274,292)	(87,862)
Net off against deferred tax assets	220,410	274,292	87,862
Net deferred tax liabilities	-	-	-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. As of December 31, 2024, 2023 and 2022, the Company had tax operating loss carry forwards of $373,405, $371,872 and $120,640, respectively from its subsidiary in Hong Kong and $1,153,764, $1,342,618 and $1,231,123, respectively from its subsidiaries in Indonesia, which can be carried forward to offset taxable income. The net operating loss will be carried forward indefinitely under Hong Kong Tax regulations, while the net operating loss began to expire in year 2025 if not utilized under Indonesian Tax regulations. As of December 31, 2024, 2023 and 2022, the Company had a valuation allowance against deferred tax assets on tax loss carry forward of $349,492, $356,735 and $290,752, respectively. The change in valuation allowance of $7,244 was due to current additions of $41,082 offset by foreign exchange differences of $48,326.

NOTE 11 – PROVISION FOR POST-EMPLOYMENT BENEFITS

Provision for post-employment benefits consists of the following:

	As of December 31,
	2024	2023	2022
Provision for post-employment benefits	$136,936	$118,250	$99,588

The provision for post-employment benefits is recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

The following outlines how each category of employee benefits is measured, providing reconciliation on present value of Defined Benefit Obligation and Plan Asset.

	As of December 31,
	2024	2023	2022
Present Value of Defined Benefit Obligation (“DBO”) and Fair Value of Plan Assets
Present Value of DBO, at the Beginning of Year	$118,250	$99,588	$115,393
Current service cost	22,438	27,737	36,824
Interest cost on the DBO	7,619	6,191	6,615
Past Service Cost-Vested	(1,198)	(6,723	-
Effect of change of exchange rate	(5,458)	-	-
Present Value of DBO, (expected) at the End of Year	141,651	126,793	158,832
Actuarial gain on DBO	(4,715)	(8,543)	(59,244)
Present Value of DBO, (actual) at the End of Year	$136,936	$118,250	$99,588
Provision for post-employment benefits	$136,936	$118,250	$99,588

The following are key information for the recalculation of employee benefits obligations as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
Liabilities at the Beginning of Year	$118,250	$99,588	$115,393
Post-employment benefits costs	23,401	27,205	43,439
Actuarial gain on liabilities	(4,715)	(8,543)	(59,244)
Liabilities at the End of Year	$136,936	$118,250	$99,588

The Company recorded actuarial gains of $4,715, $8,543 and $59,244 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company realized no actuarial gain for the years ended December 31, 2024, 2023 and 2022.

The following table summarizes the quantitative information about the Company’s level 3 fair value measurements in the determination of the balance of the post-employment benefits, which utilize significant unobservable inputs:

Actuarial Assumption	December 31, 2024	December 31, 2023	December 31, 2022
Discount Rate	6.76% and 0.00%	6.77% and 6.25%	6.77% and 5.17%
Expected Return on Plan Assets	N/A	N/A	N/A
Wage Increase Rate	7.00%	7.00%	7.00%
Mortality Rate	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019
Disability Rate	5% of TMI IV 2019	5% of TMI IV 2019	5% of TMI IV 2019
Normal retirement age	58 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030	58 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030	58 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030

Withdrawal Rate	Age	Rate	Age	Rate	Age	Rate
	20 – 29	6.0%	20 – 29	6.0%	20 – 29	6.0%
	30 – 39	5.0%	30 – 39	5.0%	30 – 39	5.0%
	40 – 44	3.0%	40 – 44	3.0%	40 – 44	3.0%
	45 – 49	2.0%	45 – 49	2.0%	45 – 49	2.0%
	50 – 57	1.0%	50 – 57	1.0%	50 – 57	1.0%
	>57	0.0%	>57	0.0%	>57	0.0%

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

On December 16, 2024, the Company entered into share option agreements (the “Option Agreements”) with certain officers and directors (the “Optionees”) under its 2018 Omnibus Equity Incentive Plan (as the same may be amended from time to time, the “Plan”), effective as of December 16, 2024 (“Date of Grant”). The Option Agreements contained substantially similar terms and conditions, pursuant to which the Optionees were granted options (“Options”) under the Plan to purchase an aggregate of 440,000 ordinary shares (the “Option Shares”), par value $0.00267 per share, of the Company at the exercise price of $2.79 per share. The Options shall vest and become exercisable immediately on the Date of Grant and expire on December 16, 2029 if the shareholder owns 10% of the shareholding and December 16, 2034 for other shareholders.

b) Valuation assumptions

The estimated fair value of each share option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Date of grant
Expected volatility	96.49% - 137.87%
Risk-free interest rate	1.79-4.39%
Expected term from grant date (in years)	3.50-10.00
Dividend rate	-
Dilution factor	0.9203-1.379
Fair value	$2.48-$8.26

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

c) Share options activities

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding as of December 31, 2021	637,500	$11.00	6.80	-
Granted	-	-	-	-
Exercised	(437,500)	-	-	-
Forfeited	-	-	-	-
Vested as of December 31, 2022	200,000	$11.00	5.80	-
Outstanding as of December 31, 2022	200,000	$11.00	5.80	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2023	200,000	$11.00	4.80	-
Granted	440,000	-	-	-
Exercised	-	-	-	-
Forfeited/Cancelled	(50,000)	-	-	-
Outstanding as of December 31, 2024	590,000	$4.88	7.85	-

On March 3, 2022, certain of the Company’s executive officers exercised 437,500 vested options to purchase restricted ordinary shares on a “net share settlement” basis. 199,259 shares were issued upon exercise.

On December 19, 2024, 50,000 options of the Company’s Chief Executive Officer have gone expired.

For the years ended December 31, 2024, 2023 and 2022, share-based compensation expenses recognized associated with share options granted by the Company were $1,227,600, nil, and $526,496, respectively. As of December 31, 2024, 2023 and 2022, there no unrecognized share-based compensation related to the share options granted to the Company’s executive management and no share-based compensation expenses are expected to be recognized in future years.

Restricted shares

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation: Overall.

In accordance with ASC 718, it is required that the Company measures compensation cost for stock-based employee compensation at fair value at the grant date and recognizes the expense over the employees’ remaining service period. The volatility is based on the historical volatility of our stock for the last five years. The expected life assumption is primarily with maximum 10 years or 5 years to a shareholder with 10% shareholding. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company utilizes the Black-Scholes model in estimating the fair value of options.

On April 15, 2020, the Company issued 31,818 ordinary shares to ARC Group Ltd. as a compensation for the advisory services provided in connection with the Company’s initial public offering, the fair market value of the shares was $3.51 on the issuance date; On the same date, the Company also issued 12,500 ordinary shares to TraDitigal Marketing Group, Inc. as a compensation for the marketing services provided in connection with the Company’s initial public offering, the fair market value of the shares was also $3.51. Those shares were not subject to any restriction as of the date of this report.

On January 1, 2022, the Company issued 60,000 of the Company’s restricted ordinary shares to Frank C. Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2022 and 30,000 shares vesting on January 1, 2023. Such ordinary shares were valued at $2.85 per share, which was based on the closing price of the shares traded on the NYSE American exchange on January 3, 2022. Those shares were not subject to any restriction as of the date of this report.

On April 28, 2022, the Company issued 2,105 ordinary shares to Srax, Inc. as compensation for the advisory services provided in connection with the Company’s investor relations efforts. Such ordinary shares were valued at $19.00 per share, which was based on the closing price of the shares traded on the NYSE American exchange on April 28, 2022. Those shares were not subject to any restriction as of the date of this report.

On January 30, 2024, the Company issued 60,000 of the Company’s restricted ordinary shares to Frank Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2024 and 30,000 shares vesting on January 1, 2025 . Such ordinary shares were valued at $2.70 per share, which was based on the closing price of the shares traded on the NYSE American exchange on January 30, 2024.

On June 20, 2024, the Company issued 25,000 of the Company’s restricted ordinary shares to the Money Channel NYC, INC in exchange for services. Those shares were not subject to any restriction as of the date of this report.

The Company has recorded compensation of employee and non-employee services associated with above issuance of ordinary shares of $228,893, nil and $210,773 for the years ended December 31, 2024, 2023 and 2022, respectively. Those shares were not subject to any restriction as of the date of this report.

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

On July 22, 2022, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares (the “ATM Shares”) having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM Shares, if offered and sold by the Company, will be offered and sold pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of the Company’s shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on February 16, 2021. On August 25, 2022, the Company sold 177,763 ATM Shares at $10.7407 per share for net proceeds (after Sales Agent commissions) of $1,801,193. On August 25, 2022, the Company sold an additional 280,612 ATM Shares at $10.1090 per share for net proceeds (after Sales Agent commissions) of $2,750,449. On May 31, 2024, the New F-3 Registration Statement was declared effective. On December 18, 2024, subject to the offering limits set forth in General Instruction I.B.5 of Form F-3, we filed a prospectus supplement supplementing certain information contained in the prospectus supplement (the “ATM Prospectus Supplement”) and its accompanying base prospectus included in the New F-3 Registration Statement, relating to the offer and sale of our ordinary shares having an aggregate offering price of up to $3,850,000 (inclusive of $906,305 worth of ordinary shares from the ATM Prospectus Supplement that were unsold), through the Sales Agent, pursuant to the ATM Agreement and the ATM Amendment No.1. For the year ended December 31, 2024, we sold 3,372,825 ATM Shares for net proceeds (after Sales Agent commissions) of approximately $8,405,018.

On January 30, 2024, the Company issued 60,000 of the Company’s restricted ordinary shares to Frank Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2024 and 30,000 shares vesting on January 1, 2025. Such ordinary shares were valued at $2.70 per share, which was based on the closing price of the shares traded on the NYSE American exchange on January 30, 2024.

On June 20, 2024, the Company issued 25,000 of the Company’s restricted ordinary shares to the Money Channel NYC, INC in exchange for services.

During the year ended December 31, 2024, total 3,372,825 ordinary shares were issued through ATM and the Company received aggregate net proceeds of $8,405,018 from January to December 2024 through issuance of ordinary shares at the ATM offering.

As of December 31, 2024, 2023 and 2022, the Company has a total of 13,600,519, 10,142,694 and 10,142,694 ordinary shares outstanding, respectively.

NOTE – 14 Related Party Transactions

The following is a list of the major related parties and the relationship with the Company as of December 31, 2024, 2023 and 2022:

Name of the related parties	Relation with the Company
Maderic Holding Limited	Shareholder of IEC
HFO Investment Group Ltd	Shareholder of IEC
Dr. Wirawan Jusuf	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	President
Chia Hsin “Charlie” Wu	Chief Technology Officer
Mirza F. Said	Chief Operating Officer and Director
James J. Huang	Chief Investmenr Officer and Director
Grogory L. Overholtzer	Chief Financial Officer
CHIU CHEN-CHIA	Shareholder of IEC
CHIU CHEN-TA	Shareholder of IEC
Coal Ville Holding Ltd.	Entity Controlled by Dr. Wirawan Jusuf
PT. Wiranusa Karana Mardika	Entity Controlled by Dr. Wirawan Jusuf

The Company’s related party, PT. Wirannusa Karana Mardika (PT WKM) provides office space for KSO, CNE, HNE and HWE. KSO related expenses are recorded under lease operating expense and rental related to other related parties are recorded under general and administrative expenses. The related party rental expense for the year ended 2024, 2023 and 2022 were as follows:

	For the year ended December 31,
	2024	2023	2022
General and administrative expense	$80,364	$73,972	$-
Lease operating expense	75,253	84,253	-
	$155,617	$158,225	$-

As of December 31, 2024, 2023 and 2022 the amount due to related parties of the Company are listed as below:

Amount due to related parties	As of December 31,
	2024	2023	2022
PT. Wiranusa Karana Mardika	$2,687	$-	$-
	$2,687	$-	$-

Since January 1, 2023, we leased Giesmart Plaza Zone 2 and Zone 1, 3&4 for KSO and combined office space for CNE, HNE and HWE, respectively, from PT WKM. PT WKM is owned by our CEO, Dr. Wirawan Jusuf, who holds 50% of the ownership. The lease term for Giesmart Plaza Zone 2 was from January 1, 2023 to March 31, 2024 and extended to March 31, 2025. The lease term for Giesmart Zone 1, 3&4 was from January 1, 2023 to September 30, 2024, which was extended to September 30, 2027. During the year ended 2024, we incurred rent expense of $17,640 for Giesmart Plaza Zone 2, and $80,364 for Zone 1, 3&4. For the year ended December 31, 2023, we incurred rent expense $73,972 for Giesmart Plaza Zone 2, and $84,253 for Zone 1, 3&4. As of December 31, 2024, the Company owes $2,687 to PT WKM,

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of December 31, 2024.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

The following table summarizes future commitments amounts on an undiscounted basis as of December 31, 2024 for all the planned expenditures to be carried out in Kruh Block and Citarum Block:

		Future commitments
	Nature of commitments	2025	2026	2027 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$800,000
2D seismic	(a)	-	-	6,050,000
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments - Citarum PSC		$-	$150,000	$38,950,000
Kruh Block KSO				-
Operating commitments	(d)	$2,516,319	$4,413,586	$89,115,340
Production facility		-	-	1,300,000
G&G studies	(a)	150,000	100,000	200,000
3D seismic	(a)	-	-	-
Drilling	(a)(c)	3,260,000	5,090,000	20,990,000
Certification		-	-	250,000
Abandonment and Site Restoration	(a)	53,085	53,085	451,224
Total commitments - Kruh KSO		$5,979,404	$9,656,671	$112,306,564
Total Commitments		$5,979,404	$9,806,671	$151,256,564

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to the Company’s economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Operating commitments are primarily production operation costs related to or associated to the maintenance well work scheduled to be performed on the oil wells with respect to the Kruh Block KSO.

NOTE 16 – SUBSEQUENT EVENTS

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

All of the Company’s operations are directly related to oil and natural gas producing activities from the Kruh Block in Indonesia.

Capitalized Costs Relating to Oil and Gas Producing Activities

	As of December 31,
	2024	2023	2022
Proved properties
Mineral interests	$15,084,658	$15,084,658	$15,084,658
Wells, equipment and facilities	16,722,492	13,907,363	13,655,822
Total proved properties	31,807,150	28,992,021	28,740,480

Unproved properties
Mineral interests	1,224,668	1,155,439	1,151,804
Uncompleted wells, equipment and facilities	-	-	-
Total unproved properties	1,224,668	1,155,439	1,151,804

Less accumulated depletion and impairment	(22,424,472)	(21,880,397)	(21,270,660)
Net Capitalized Costs	$10,607,346	$8,267,063	$8,621,624

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

	Years Ended December 31,
	2024	2023	2022
GWN (Kruh)
Exploration	$-	$-	$-
Development	2,815,127	251,542	4,912,336
	$2,815,127	$251,542	$4,912,336
CNE (Citarum)
Exploration	$-	$-	$-
Development	69,229	3,635	-
	$69,229	$3,635	$-
GWN (Rangkas)
Exploration	$-	$-	$-
Development	-	-	-
	$-	$-	$-
Total Costs Incurred in Oil and Gas Property Exploration, and Development	$2,884,356	$255,177	$4,912,336

Results of Operations from Oil and Gas Producing Activities

Results of operations for producing activities consist of all activities within the operating reporting segment. Revenues are generated from entitlement of oil and gas property – Kruh Block Proven and profit sharing of the sale of the crude oil under the KSO. Production costs are costs to operate and maintain the Company’s wells, related equipment, and supporting facilities used in oil and gas operations, including expenditures made and obligations incurred in the exploration, development, extraction, production, transportation, marketing, abandonment and site restoration; and production-related general and administrative expense. The results of operations exclude general office overhead and interest expense attributable to oil and gas activities.

	Years Ended December 31,
	2024	2023	2022
Oil and gas revenues	$2,667,508	$3,525,454	$4,097,403
Production costs	(2,764,958)	(2,943,173)	(2,953,254)
Depletion, depreciation, and amortization	(665,187)	(702,217)	(1,139,723)
Result of oil and gas producing operations before income taxes	$(762,637)	$(119,936)	$4,426
Provision for income taxes	-	-	-
Results of oil and gas producing operations	$(762,637)	$(119,936)	$4,426

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

The table below shows the individual qualifications of the Company’s internal team that prepares the reserves estimation:

Reserve	University		Total professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	46	12	-	34	23
Frans Watimena	Petroleum Engineering	M.S.	35	20	15		6
Denny Radjawane	Geophysics	M.S.	33	12	-	21	15
Fransiska Sitinjak	Petroleum Engineering	M.S.	20	6	14	-	9
Yudhi Setiawan	Geology	B.S.	21	15	2	4	2
Oni Syahrial	Geology	B.S.	17	2	-	15	9
Juan Chandra	Geology	B.S.	18	2	-	16	10

*	The individuals from the reserves estimation team are member of at least one of the following professional associations: American Association of Petroleum Geologists (AAPG), Indonesian Association of Geophysicist (HAGI), Indonesian Association of Geologists (IAGI), Society of Petroleum Engineers (SPE), Society of Indonesian Petroleum Engineers (IATMI) and Indonesian Petroleum Association (IPA).

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

As of December 31, 2024 and 2023, the Company estimates that it will be entitled to approximately 76.67% and 74.16% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block. The estimates are based on the extension of the Kruh Block operatorship to September 2035 for both 2023 and 2024 models , and the cost recovery balance reset to nil in May 2020.

Following the confirmation of the Kruh Block extension, the Company approved a development plan for a drilling program of 18 Proved Undeveloped Reserves (or PUD) wells, according to the schedule below:

	Unit\Year	2025	2026	2027	2028	2029	Total
Planned PUD wells	Gross well	2	4	4	4	4	18
Future wells costs (1)	US$	3,260,000	6,520,000	6,520,000	6,520,000	6,520,000	29,340,000
Costs already paid	US$	-	-	-	-	-	-
Total gross PUD added	Bbls	337,708	664,458	650,584	678,037	804,394	3,135,182
Total net PUD added	Bbls	258,908	509,414	498,777	519,824	616,697	2,403,620

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

The fiscal 2024 and 2023 proved developed and undeveloped reserves are summarized in the tables below:

	Crude Oil (Bbls) as of December 31,
	2023	Note	2024	Note
Total Proved Developed (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	2,056,407		3,144,659
Revisions of previous estimates	1,165,999	(1)	207,569	(a)
Decreased recovery	(19,131)	(2)	(7,980)	(b)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(58,616)	(3)	(45,287)	(c)
Sale of minerals in place	-		-
End of the period	3,144,659		3,298,961
Net Proved Developed Reserves (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	1,183,615		2,332,183
Revisions of previous estimates	1,206,228	(4)	237,838	(d)
Improved recovery	(14,188)	(5)	(6,118)	(e)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(43,472)	(6)	(34,720)	(f)
Sale of minerals in place	-		-
End of the period	2,332,183		2,529,183
Total Proved developed reserves (PDP)
Beginning of the period	371,076		335,191
Revisions of previous estimates	41,862	(7)	(118,145)	(g)
Improved recovery	(19,131)	(8)	(7,980)	(h)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(58,616)	(9)	(45,287)	(i)
Sale of minerals in place	-		-
End of the period	335,191		163,779
Total Proved undeveloped reserves (PUD)
Beginning of the period	1,685,331		2,809,468
Revisions of previous estimates	1,124,137	(10)	325,714	(j)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	-		-	(k)
Production	-		-	(l)
Sale of minerals in place	-		-
End of the period	2,809,468		3,135,182
Net Proved developed reserves (PDP)
Beginning of the period	213,582		248,589
Revisions of previous estimates	92,667	(11)	(82,188)	(m)
Improved recovery	(14,188)		(6,118)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-	(n)
Production	(43,472)	(12)	(34,720)	(o)
Sale of minerals in place	-		-
End of the period	248,589		125,563
Net Proved undeveloped reserves (PUD)
Beginning of the period	970,033		2,083,594
Revisions of previous estimates	1,113,561	(13)	320,026	(p)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	-		-	(q)
Production	-	(14)	-	(r)
Sale of minerals in place	-		-
End of the period	2,083,594		2,403,620

(a)	The revision of previous estimates in the amount of 207,569 bbls refers to the sum of 1) revision of previous PDP reserves estimates of -118,145 bbls (note g) and 2) revision of previous PUD reserves estimate of 325,714 bbls (note j);

(b)	The decreased recovery amount of -7,980 bbls refers to the sum of 1) improved recovery of previous PDP reserves estimates of -7,980 bbls (note h) and 2) improved recovery of PUD reserves estimate of bbls (note );

(c)	The production in the amount of 45,287 bbls refers to the amount of total gross crude oil produced from 1) PDP reserves production in the amount of 45,287 bbls (note i) and 2) PUD reserves production in the amount of bbls (note l) in the Kruh Block;

(d)	The revisions of previous estimates of 237,838 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of -82,188 bbls (note m), and 2) net PUD reserves revision of previous estimates in the amount of 320,026 bbls (note p) ;

(e)	The Improved recovery in the amount of -6,118 bbls refers to the net share ( 76.67% ) of crude oil production variation of -7,980 bbls (note b) as a result of rescheduling of drilling program;

(f)	The net PDP and PUD production of 34,720 bbls refers to the sum of the net PDP production in the amount of 34,720 bbls (note o) and net PUD production in the amount of bbls (note r);

(g)	The revisions of previous estimate in the amount of 118,145 bbls refers to the total gross amount of PDP reserves variation of 163,779 bbls in 2024 compared to previous estimates of 281,925 bbls (prediction in previous year’s model) for Kruh Block in 2023 from the same period from 2025 to 2035 as a result of rescheduling of drilling program and reserves revision;

(h)	The improved recovery amount of -7,980 bbls refers to the amount variation of crude oil production of 45,287 bbls (note i) in 2024 compared to previous estimates of 53,267 bbls (prediction in previous year’s model) for Kruh Block in 2023 as a result of rescheduling of drilling program and reserves revision;

(i)	The PDP production in the amount of 45,287 bbls refers to the gross amount of PDP reserves produced in 2024;

(j)	The revisions of previous estimates in the amount of 325,714 bbls refers to the total gross amount of PUD reserves variation from the 2,809,468 bbls in 2023 to 3,135,182 bbls in 2024 during the same period to 2035 because of the additional 4 wells that plan to drill

(k)	No new drilling in 2024 resulted in zero extensions and discoveries.

(l)	The PUD production in the amount of bbls refers to no PUD reserves converted to production in 2024;

(m)	The revision of previous estimates of net PDP reserves in the amount of -82,188 bbls refers to the sum of 1) net share difference (76.67%) in 2024 as compared to (74.16%) in 2023 of the beginning total PDP reserves in the amount of 335,191 bbls and 2) net share (76.67%) of revision of previous estimates of total PDP reserves estimates in the amount of -118,145 bbls (note g) ;

(n)	No new drilling in 2024 resulted in zero extensions and discoveries.

(o)	The net PDP production in the amount of 34,720 bbls refers to the net share (76.67%) of gross amount of 45,287 bbls (note i) PDP reserves produced in 2024;

(p)	The revision of previous estimates of net PUD reserves in the amount of 320,026 bbls refers to the sum of 1) net share difference (76.67%) in 2024 as compared to (74.16%) in 2023 of the beginning total PUD reserves in the amount of 2,809,468 bbls, and 2) net share (76.67%) of revision of previous estimates of total PUD reserves estimates in the amount of 325,714 bbls (note j);

(q)	No new drilling in 2024 resulted in zero extensions and discoveries.

(r)	The net PUD production in the amount of bbls reflects the net PUD reserves converted to production in 2024;

(1)	The revision of previous estimates in the amount of 1,165,999 bbls refers to the sum of 1) revision of previous PDP reserves estimates of 41,862 bbls (Note 7) and 2) revision of previous PUD reserves estimate of 1,124,137 bbls (note 10);

(2)	The improved recovery amount of -19,131 bbls refers to the sum of 1) improved recovery of PDP reserves estimates of -19,131 bbls (note 8) and 2) improved recovery of PDP reserves estimate of bbls ;

(3)	The production in the amount of 58,616 bbls refers to the amount of total gross crude oil produced from 1) PDP reserves production in the amount of 58,616 bbls (note 9) and 2) PUD reserves production in the amount of bbls in the Kruh Block;

(4)	The revisions of previous estimates of 1,206,228 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of 92,667 bbls (note 11), and 2) net PUD reserves revision of previous estimates in the amount of 1,113,561 bbls (note 13) ;

(5)	The Improved recovery in the amount of -14,188 bbls refers to the net share (74.16%) of crude oil production change of -19,131 bbls (note 2) as a result of rescheduling of drilling program;

(6)	The net PDP and PUD production of 43,472 bbls refers to the sum of the net PDP production in the amount of 43,472 bbls (note 12) and net PUD production in the amount of bbls (note 14);

(7)	The revisions of previous estimates in the amount of 41,862 bbls refers to the total gross amount of PDP reserves variation in the original contract from 293,328 bbls in 2022 to 245,813 in 2023 plus producion from 5-year extension of 89,377 bbls in 2023;

(8)	The improved recovery amount of -19,131 bbls refers to the amount variation of crude oil production of 58,616 bbls (note 9) in 2023 compared to previous estimates of 77,747 bbls (prediction in previous year’s model) for Kruh Block in 2022 as a result of rescheduling of drilling program and reserves revision;

(9)	The PDP production in the amount of 58,616 bbls refers to the gross amount of PDP reserves produced in 2023;

(10)	The revisions of previous estimates in the amount of 1,124,137 bbls refers to the total gross amount of PUD reserves variation in the original contract from 1,429,722 bbls in 2023 to 1,685,331 in 2022 plus producion from 5-year extension of 1,379,746 bbls in 2023;

(11)	The revision of previous estimates of net PDP reserves in the amount of 92,667 bbls refers to the sum of 1) net share difference (74.16%) in 2023 as compared to (57.56%) in 2022 of the beginning total PDP reserves in the amount of 371,076 bbls and 2) net share (74.16%) of revision of previous estimates of total PDP reserves estimates in the amount of 41,862 bbls (note 7) ;

(12)	The net PDP production in the amount of 43,472 bbls refers to the net share (74.16%) of gross amount of 58,616 bbls (note 9) PDP reserves produced in 2023;

(13)	The revision of previous estimates of net PUD reserves in the amount of 1,113,561 bbls refers to the sum of 1) net share difference (74.16%) in 2023 as compared to (57.56%) in 2022 of the beginning total PUD reserves in the amount of 1,685,331 bbls, and 2) net share (74.16%) of revision of previous estimates of total PUD reserves estimates in the amount of 1,124,137 bbls ( note 10);

(14)	The net PUD production in the amount of bbls reflects the net PUD reserves converted to production in 2023;

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on the Company’s best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2024 and 2023, respectively, in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities” which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company’s proved oil and gas reserves.

	As of December 31,
	2024	2023
Future cash inflows	$193,436,136	$181,000,717
Future production costs (1)	(105,954,239)	(99,160,999)
Future development costs	(37,252,500)	(29,867,500)
Future income tax expenses	(16,528,696)	(18,037,976)
Future net cash flows	$33,700,701	$33,934,242
10% annual discount for estimated timing of cash flows	(16,319,939)	(18,318,152)
Standardized measure of discounted future net cash flows at the end of the year	$17,380,762	$15,616,090

(1)	Production costs include oil and gas operations expense, production ad valorem taxes, transportation costs and general and administrative expense supporting the Company’s oil and gas operations.

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

	Years ended December 31,
	2024	2023	2022
Average crude oil price per Bbl	$76.48	$77.61	$96.94

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

	Year ended December 31,
	2024	2023	2022
Standardized measure of discounted future net cash flows at the beginning of the year	$15,616,090	$8,233,330	$7,597,232
Extensions, discoveries and improved recovery, less related costs	-	500,000	500,000
Revisions of previous quantity estimates	7,986,113	40,409,025	(19,526,823)
Changes in estimated future development costs	(9,776,094)	(584,751)	340,200
Purchases (sales) of minerals in place	-	-	-
Net changes in prices and production costs	(1,709,876)	(6,345,840)	15,310,987
Accretion of discount	1,998,213	(13,627,415)	23,577
Sales of oil and gas produced, net of production costs	(634,058)	(2,643,773)	(4,244,775)
Development costs incurred during the period	2,391,094	121,822	4,540,497
Change in timing of estimated future production and other	-	-	-
Net change in income taxes	1,509,280	(10,446,308)	3,692,435
Standardized measure of discounted future net cash flows at the end of the year	$17,380,762	$15,616,090	$8,233,330

