Form 20-F
period 2025-12-31
Indonesia Energy Corp Ltd
filed 2026-04-29
CIK 1757840

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

James J. Huang

Chief Investment Officer

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780

Indonesia

Phone: +62 21 576 8888

Email: james.huang@indo-energy.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol	Name of exchange on which registered
Ordinary shares, $0.00266667 par value per share	INDO	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2025, there were 14,987,474 of the registrant’s ordinary shares, $0.00266667 par value per share, issued and outstanding. As of April 27, 2026, there were 15,386,840 ordinary shares outstanding.

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

☐ Yes ☐ No

-i-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “goal,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors”. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	Our overall ability (including our anticipated timing) to meet our goals and strategies, including our plans to continue to conduct seismic interpretation activities, and drill additional wells, at Kruh Block, to develop Citarum Block or acquire rights in additional oil and gas assets in the future;

●	The economic and capital markets impact of macro-economic and other conditions beyond our control (such as the war between Russia and Ukraine, the conflict between Israel and Hamas, recent hostilities in the Middle East involving the United States, Israel, Iran, and other countries, inflation, tariffs, interest rates and the political situation in Indonesia) on the demand for our oil and gas products in Indonesia and the price of our oil and gas products;

●	Our ability to estimate our oil reserves;

●	Our ability to anticipate our financial condition and results of operations;

●	The anticipated prices for, and volatility in the prices for, oil and gas products and the growth of the oil and gas market in Indonesia and worldwide;

●	Our expectations regarding our relationships with the Indonesian government (“Government”) and its oil and gas regulatory agencies;

●	Relevant Government policies and regulations relating to our industry; and

●	Our corporate structure and related laws, rules and regulations.

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

“AMDAL”	Environmental Impact Assessment Report (Analisis Mengenai Dampak Lingkungan).

“Bbl” or “bbl”	Barrel of oil, with “bbls” referring to the plural.

“BP Migas”	Badan Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of upstream oil and gas activities under the Oil and Gas Law.

“BPH Migas”	Badan Pengatur Hilir Minyak dan Gas Bumi, the non-profit Government-owned operating board that succeeded to Pertamina’s role as regulator of downstream oil and gas activities under the Oil and Gas Law.

“BPJS Kesehatan”	Indonesian Health Social Security Administrative Body.

“BPJS Ketenagakerjaan”	Indonesian the Manpower Social Security Administrative Body.

“CNE”	PT Cogen Nusantara Energi, our indirect, wholly-owned subsidiary.

“Company”	Indonesia Energy Corporation Limited, an exempted company incorporated and registered in the Cayman Islands.

“Companies Act”	The Cayman Islands Companies Act, as amended and revised from time to time.

“Cost Recovery”	The arrangement with the Government under which oil and gas contractors are allowed to recover their costs from the revenue. Different contracts may impose different ceiling on the percentage of revenue recoverable.

“delineation well”	A well that is drilled to exploit the hydrocarbon accumulation defined by an appraisal or delineation well.

“DGOG”	The Indonesian Director-General of Oil and Gas.

“DMO”	Domestic market obligation.

“exploration well”	A well that is designed to test the validity of a seismic interpretation and to confirm the presence of hydrocarbons in an undrilled formation.

“FTP”	First tranche petroleum.

“GHG”	Regulation of greenhouse gas.

“Government”	The Government of the Republic of Indonesia.

“GWN”	PT Green World Nusantara, our indirect, wholly-owned subsidiary.

“HNE”	PT Harvel Nusantara Energi, our indirect, wholly-owned subsidiary.

“HSSE”	Health, safety, security and environment activities.

“HWE”	PT Hutama Wiranusa Energi, our indirect, wholly-owned subsidiary.

“ICP”	Indonesian Crude Price for the “Talang Akar Pendopo (TAP) / Air Hitam” crude oil type.

“IDR” or “Rupiah”	Indonesian Rupiah.

“Indonesia”	The Republic of Indonesia.

“ITB”	Bandung Institute of Technology.

-iii-

“JOB”	Joint Operating Body.

“Joint Study”	A program with the Government whose objective is to determine oil and gas potential within a proposed working area by conducting geological and geophysical work.

“KSO”	Kerja Sama Operasi/Joint Operation with Pertamina, a type of contract between Pertamina and exploration companies.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“medium-sized blocks”	We use a three-tier classification for the size of blocks in Indonesia. The mean reserve size of middle third class (medium-sized field) of 610 oil fields in Indonesia is 5.1 MMBO reserve with a range of 2 to 11 MMBO. With a proved and probable reserves of 7.57 MMBO, Kruh Block is considered a medium-sized oil production block.

“MEMR”	The Ministry of Energy and Mineral Resources of Indonesia.

“MK”	The Constitutional Court of the Republic of Indonesia.

“Oil and Gas Law”	The oil and gas law enacted on November 23, 2001 by the Government.

“OPEC”	The Organization of Petroleum Exporting Countries.

“Pertamina”	PT Pertamina (Persero), the Indonesia state-owned oil and gas company.

“Profit Sharing”	The revenue remaining after cost recovery is profit petroleum which is shared between the Government and the exploration company.

“Program Legislasi Nasional”	The Indonesian National Legislation Program.

“PRMS”	Petroleum Resources Management System.

“proved reserves”	Those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and Government regulations.

“PSC”	Production Sharing Contract, a type of contract between Pertamina and exploration companies.

“SEC”	The United States Securities and Exchange Commission.

“SKK Migas”	Special Task Force for Upstream Oil and Gas Business Activities, an institution established by the Government.

“TAC”	Technical Assistance Contract, a contract between Pertamina and an exploration company.

“U.S. GAAP”	Generally accepted accounting principles in the United States.

“UPL”	Environmental monitoring effort plan.

“US$,” “$,” “U.S. dollars”	United States dollars.

“USGS”	United States Geological Survey.

“WJ Energy”	WJ Energy Group Limited, our direct, wholly-owned subsidiary.

Units of Measurement

“BOPD”	Barrels of oil production per day.

“BSCF”	Billion standard cubic feet.

“MMBO”	Million barrels of oil.

“MMSCFD”	Million standard cubic feet per day.

“TCF”	Trillion cubic feet.

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

●	Our operations are solely in Indonesia, and our lack of asset and geographic diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify.

●	We have previously experienced delays in and, as a result, have been required to modify, our proposed exploration and drilling schedule. There is a material risk that we will experience such delays and required modifications in the future.

●	Oil and gas price volatility has and may continue to adversely affect our results of operations and financial condition.

●	Military conflicts and geopolitical tensions, including the conflict between Russia and Ukraine, the Israel-Hamas conflict, as well as recent hostilities in the Middle East involving the United States, Israel, Iran and other countries could materially and adversely affect our business and results of operations.

●	Lower oil and/or gas prices may also reduce the amount of oil and/or gas that we can produce economically.

●	Our business, financial condition, and results of operations may be adversely affected by the imposition of tariffs, changes in trade policies, trade wars, and fluctuations in global economic conditions and energy prices.

●	There is inherent credit risk in any gas sales arrangements with the Government to which we may become a party in the future.

●	Our business requires significant capital investment and maintenance expenses, which we may be unable to finance on satisfactory terms or at all.

●	Our estimated oil reserves are based on assumptions that may prove inaccurate, and thus our estimates of proved reserves and future net revenue are inherently imprecise.

●	We may not find any commercially productive oil and gas reservoirs in connection with our exploration activities.

●	We are subject to complex laws, rules and regulations common to the oil and natural gas industry, including those specific to operating in Indonesia, which can have a material adverse effect on our business, financial condition and results of operations.

●	Our production sharing contract for Citarum Block requires or may require us to relinquish portions of the subject contract area in certain circumstances, which would potentially leave us with less area to explore.

●	Climate change and climate change legislation and regulatory initiatives could result in increased operating costs and decreased demand for the oil and natural gas that we produce.

●	We are faced with the high risks inherent in the drilling of oil and natural gas wells, including the risk that we may encounter no commercially productive natural gas or oil reservoirs even if we expend significant costs on such exploration.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited, as a result of our company being incorporated under the laws of the Cayman Islands.

●

If we fail to implement effective internal controls over financial reporting, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our ordinary shares.

●	We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2025. If we fail to adequately remediate those weaknesses or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

●	The market for our ordinary shares has been volatile, and an active, liquid and orderly trading market for our ordinary shares may not be maintained in the United States, which could limit your ability to sell our ordinary shares.

●	As a foreign private issuer, we are subject to different U.S. securities laws and NYSE American governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

●	Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value.

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

We experienced difficulties in drilling in 2021 at our K-25 well when the well collapsed during the rainy season, and at K-28 in 2022 when significant amount of gas was encountered during drilling which required additional effort to protect the well and operations. We discontinued major drilling during parts of 2023 and 2024 to engage in exploration and optimization work, and thus our previously reported drilling plans have been consistently delayed. However, in May 2025, we announced encouraging results from a regional geochemical survey conducted between September 2024 and March 2025 at our 193,948 acre Citarum Block, which confirmed the prospectivity of the key areas of this important asset. A detailed analysis of 135 soil samples taken from Citarum Block pursuant to an export license granted by the Government was performed by the Geochemical Exploration Services Company of Denver, Colorado. The conclusion of this detailed analysis confirmed the presence of hydrocarbons in the Pasundan-1 well, the Jatayu-1 well and the Jonggol area. Our evaluation of the Citarum Block is based on available geological and geophysical data, including interpretations derived from such regional geochemical survey and previously obtained datasets. Regional geochemical surveys are indirect methods that analyze surface or near-surface samples to identify potential hydrocarbon indicators. While such surveys may provide preliminary insights, they have limited resolution, are subject to environmental and geological variability, and do not directly identify subsurface structures or confirm the presence, size, or commercial viability of hydrocarbon accumulations.

The Citarum Block operates under a “gross split” regime pursuant to our contract with the Government for this asset. The effect of this is that once Citarum commences production, we will be entitled to at least 65% of the natural gas produced. Another benefit for us is that the next well we drill at Citarum (which would represent our initial drilling at Citarum) will be considered an “exploitation” well, meaning we will have the right to produce and commercialize any oil and gas discovered from this well without delays which were previously anticipated. In July 2025, we announced that we planned to drill two (2) back-to-back wells on our 63,778 acre Kruh Block commencing in the fourth quarter of 2025. However, such drilling plan was rescheduled and the first of the two new wells, K-29 (as defined below), is expected to be spudded in late May 2026. The new drilling activities were supported by the previously announced exploratory seismic work which was undertaken by us during 2024 and early 2025 that upgraded our wellsite prospects and drilling locations with a view towards maximizing production. The two wells were designated as “Kruh-29” (“K-29,” Kruh Field, planned total depth: 3,400 ft) and “West Kruh-5” (“WK-5,” West Kruh Field, planned total depth: 5,200 ft), representing our first new well drilling activity in West Kruh Field. Surface locations and subsurface geology for both wells have been approved by SKK Migas and Pertamina, the applicable Government entities. In the first quarter of 2026, the land acquisition, logistics, and tubular material procurement have been completed for both K-29 and WK-5.

Notwithstanding the foregoing, our future drilling activities may continue to suffer from delays for reasons within and beyond our control and moreover may not be successful and, if unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Our overall drilling success rate or our drilling success rate for activity within a particular geographic area may decline. We may be unable to lease or drill identified or budgeted prospects within our expected time frame, or at all. We may be unable to lease or drill a particular prospect because, in some cases, we identify a prospect or drilling location before seeking an option or lease rights in the prospect or location. Similarly, our drilling schedule has varied and may in the future vary from the schedule set forth in our capital budget. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including:

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

Our revenues, cash flows, profitability and future growth are substantially dependent upon prevailing prices for oil and natural gas, which are beyond our control. Higher oil and natural gas prices generally result in increased cash flows from our operations, while lower prices reduce our ability to generate cash. In addition, our ability to access capital markets, incur indebtedness and obtain financing on favorable terms is significantly influenced by prevailing commodity prices. Historically, and more recently, oil and natural gas prices have been highly volatile, and such volatility is expected to continue.

Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include international political conditions (including wars, conflicts, tariffs, trade and other disputes, cyberattacks and similar occurrences), the domestic and foreign supply of oil and gas, the level of consumer demand and factors effecting such demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the effect of domestic and foreign regulation of production and transportation, general economic conditions, changes in supply due to drilling by other producers and changes in demand may adversely affect our ability to market our oil and gas production. Any significant decline in the price of oil or gas would adversely affect our revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of our oil and gas properties and our planned level of capital expenditures. This risk has been demonstrated in recent years with very significant swings in the price of oil as a result of rising interest rates and inflation, the imposition of tariffs by the United States, the ongoing conflict between Russia and Ukraine, the Israel-Hamas conflict, as well as recent hostilities in the Middle East involving the United States, Israel, Iran, and other countries, high demand for oil in China and India, the actions taken by oil-related intergovernmental organizations such as OPEC to effect the supply and price of oil, and the recovery of the global economy after the COVID-19 pandemic. We may continue to be subject to oil and gas price-related risks while these or similar conditions persist and the global economy remains uncertain.

Military conflicts and geopolitical tensions, including the conflict between Russia and Ukraine, the Israel-Hamas conflict, as well as recent hostilities in the Middle East involving the United States, Israel, Iran, and other regional countries could materially and adversely affect our business and results of operations.

The 2022 invasion of Ukraine by Russia and resulting war, as well as recent hostilities in the Middle East involving the United States, Israel, Iran, and other regional countries have materially affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of those conflicts could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may continue to lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers or suppliers’ businesses and potentially our business. Recent hostilities commencing in March 2026 between the United States, Israel and Iran and other countries in the region have caused significant disruption in the normal flow of oil, refined petroleum products and related commodities, with consequent price rises and associated economic volatility.

As we are an oil and gas exploration and production company, our performance is affected by global economic conditions as well as geopolitical issues and other conditions. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast financial results. As a result of the movement of Russian military units into provinces in Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic and Crimea). Moreover, on February 22, 2022, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, or have undertaken or will undertake military strikes in locations related to the conflicts, including but not limited to Iran, and there have been retaliatory military responses, increasing geopolitical tensions among a number of nations. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. Any or all of these factors could negatively affect our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of United States, the European Union, the United Nations, or other jurisdictions were to determine that any of our activities constitutes a violation of the sanctions they impose or provides a basis for a sanction designation of us.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced which continues to the present time. Following the October 7 attack, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon as well as in Syria and Iran. Given that the price of oil is significantly correlated with events in the Middle East, any hostilities involving Israel and its neighbors or the interruption or curtailment of trade between Israel and its trading partners could adversely the price of oil and otherwise affect our operations and results of operations. However, as of the date of this annual report, we do not have any business, operation or assets in Russian, Ukraine, Iran, Israel, or Iran’s or Israel’s neighboring countries, nor do we have any direct or indirect business or contracts with any supplier or customer in these areas. Consequently, we do not expect that Russia’s invasion of Ukraine, the Israel-Hamas conflict, or recent hostilities in the Middle East involving the United States, Israel, Iran, and other countries will have a direct impact on our business operations, although as noted these matters could adversely impact the price of oil to our detriment and generally cause volatility and uncertainty regarding the price of oil globally.

The extent and duration of the military actions or campaigns, wars, terrorist attacks, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military actions or resulting sanctions, the Israel-Hamas conflict, or recent hostilities in the Middle East involving the United States, Israel, Iran, and other countries may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, Israel or Iran or other affected areas, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We face risks associated with heightened tensions in geopolitical and economic relations, particularly in light of the trade policies and related actions of the Trump administration. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Israel-Hamas, as well as recent hostilities in the Middle East involving the United States, Israel, Iran and other regional countries have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our operations, expenses, access to capital and the market for oil and gas. In recent years, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries. Especially, the U.S. has imposed a 32% tariff on imports from Indonesia in April 2025. However, the 32% tariff has been temporarily paused for 90 days to allow for negotiations. As of February 2026, the United States and Indonesia entered into a bilateral trade agreement pursuant to which the previously announced 32% tariff rate was reduced, with a general ceiling of approximately 19% applied to most Indonesian-origin goods, and certain products receiving preferential or zero-duty treatment. Notwithstanding these developments, U.S. trade policy remains subject to change, and there can be no assurance that the current tariff rates will be maintained. The United States may reinstate higher tariffs, impose additional duties, modify product coverage, or adopt other trade restrictions in response to evolving economic or geopolitical considerations. In addition, the implementation and interpretation of the bilateral trade agreement, including product-specific exemptions and compliance requirements, may create uncertainty and administrative burdens. Any increase in tariffs, imposition of new trade barriers, or shifts in customer purchasing behavior resulting from such policies could reduce the cost competitiveness of Indonesian exports to the United States, disrupt supply chains, and adversely affect our operations. There is no assurance that our current customers will continue to purchase products from us, and any reduction in their purchases could materially and adversely affect our business, financial condition, and results of operations. Historically, tariffs have led to increased trade and tensions between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Such tensions may lead to significant volatility in market for oil and gas, which could induce significant oil price fluctuations and hence negatively affect our ability to conduct business.

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

In May 2025, we announced encouraging results from a regional geochemical survey conducted between September 2024 and March 2025 at our 193,948 acre Citarum Block, which confirmed the prospectivity of the key areas of this important asset. A detailed analysis of 135 soil samples taken from Citarum Block pursuant to an export license granted by the Government was performed by the Geochemical Exploration Services Company of Denver, Colorado. The conclusion of this detailed analysis confirmed the presence of hydrocarbons in the Pasundan-1 well, the Jatayu-1 well and the Jonggol area. Our evaluation of the Citarum Block is based on available geological and geophysical data, including interpretations derived from such regional geochemical survey and previously obtained datasets. Regional geochemical surveys are indirect methods that analyze surface or near-surface samples to identify potential hydrocarbon indicators. While such surveys may provide preliminary insights, they have limited resolution, are subject to environmental and geological variability, and do not directly identify subsurface structures or confirm the presence, size, or commercial viability of hydrocarbon accumulations. Our interpretations of these data involve significant assumptions and uncertainties, which may ultimately prove to be inaccurate or incomplete. Although we may consider proceeding to drilling activities without conducting additional seismic studies, there can be no assurance that foregoing further seismic work will not adversely affect our ability to accurately evaluate subsurface conditions. In particular, reliance on geochemical survey results without corroborating seismic data may increase the risk of unsuccessful drilling outcomes.

In July 2025, we announced that we planned to drill two (2) back-to-back wells on our 63,778 acre Kruh Block commencing in the fourth quarter of 2025. However, such drilling plan was rescheduled and the first of the two new wells, K-29, is expected to be spudded in late May 2026. The new drilling activities were supported by the previously announced exploratory seismic work which was undertaken by us during 2024 and early 2025 that upgraded our wellsite prospects and drilling locations with a view towards maximizing production. The two wells, K-29 and WK-5, represent our first new well drilling activity in West Kruh Field. Surface locations and subsurface geology for both wells have been approved by SKK Migas and Pertamina, the applicable Government entities. In the first quarter of 2026, the land acquisition, logistics, and tubular material procurement have been completed for both K-29 and WK-5. However, well drilling involves numerous risks, including the risk that the new wells we drill will be unproductive or that we will not recover all or any portion of our capital investment. Drilling for oil and gas may be unprofitable. Wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling and completion operations. In addition, our properties may be susceptible to drainage from production by other operations on adjacent properties. If the volume of oil and gas we produce decreases, our cash flow from operations may decrease.

We may be unable to expand operations by securing rights to additional producing our exploration blocks.

One of our key business strategies is to expand our asset portfolio, which may include producing our exploration blocks. We have currently identified one such potential block – the Rangkas Area – and our goal will be to secure rights to conduct activities in Rangkas and other areas in Indonesia. However, due to the competitive tender process and uncertainties around Government contracting, among other factors, we may be unable to secure rights to conduct exploration or production activities in any additional areas. In particular, we face competition from other oil and gas companies in the acquisition of new oil blocks through the Indonesian government’s tender process. Our competitors for these tenders include Pertamina (who can tender for blocks on its own), and other well-established large international oil and gas companies. Such companies have substantially greater capital resources and are able to offer more attractive terms when bidding for concessions. If we are unable to secure rights to additional blocks, we would be left without additional opportunities for revenue and profit and remain subject to the risks associated with our current lack of asset diversification, all of which would harm our results of operations.

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

While we have internally approved plans for development of Kruh Block and have publicly stated our intentions with respect to new drilling activity for Kruh Block, we have had to modify our drilling schedule several times in the past, and may be required to do so again in the future. For Citarum Block, we are currently evaluating the prospects for the drilling program.

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

We have spent time and resources over the past two years engaging in exploration and well optimization activities using, among other techniques, seismic imaging. Seismic data is crucial in drilling, particularly in oil and gas exploration. It helps in identifying potential drilling targets, assessing risks, and optimizing well placement. However, even when properly used and interpreted, seismic data and visualization techniques are tools only used to assist geoscientists in identifying subsurface structures as well as eventual hydrocarbon indicators, and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of seismic and other advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies, and we could incur losses as a result of these expenditures. Because of these uncertainties associated with our use of seismic data, some of our drilling activities (which we expect to commence from late May 2026) may not be successful or economically viable, and our overall drilling success rate or our drilling success rate for activities in a particular area could decline, which could have a material adverse effect on us.

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

We rely on leased premises for our operations, and the expiration, non-renewal, or unfavorable renewal of such leases could adversely affect our business, financial condition and results of operations.

Our operations at Giesmart Plaza Zone 2 are conducted on premises that we lease from a related party, PT. Wirannusa Karana Mardika (PT WKM). PT WKM is owned by our CEO, Dr. Wirawan Jusuf, who holds 50% of the ownership. The lease term for Giesmart Plaza Zone 2 commenced on January 1, 2023, and has been extended multiple times, with the current term expiring on March 31, 2026. The lease is presently in the process of renewal. While we have historically been able to extend the lease, there can be no assurance that we will be able to renew the lease on commercially reasonable terms, or at all. Because the lessor is a related party, the terms of the lease, including any renewal terms, may not be the result of arm’s-length negotiations, and could be less favorable to us than those we could obtain from an unaffiliated third party.

If we are unable to renew the lease, or if the related party elects not to continue the leasing arrangement, we may be required to relocate our operations on short notice. Any such relocation could result in operational disruptions, increased costs, and potential loss of customers or business opportunities. In addition, even if the lease is renewed, it may be on terms that are less favorable to us, including higher rent or more restrictive conditions, which could increase our operating expenses and reduce our operational flexibility.

Furthermore, our reliance on a related party for critical facilities may create actual or perceived conflicts of interest and may subject us to increased scrutiny from investors and regulators. Any disputes with the related party lessor, or changes in the relationship, could negatively impact our ability to continue to occupy and use the premises.

Any of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations.

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

Pursuant to our PSC with SKK Migas for Citarum Block, there are circumstances under which we are required or may be required to relinquish portions of the contract area back to the Government, with such portions being subject to be agreed to between us and the Government. Such circumstances include our inability to complete the work programs agreed to in our PSC for Citarum. If we relinquish or are required to relinquish portions of Citarum, we could be left with fewer areas to explore and a resulting diminishment of potential resources we could capitalize on. See “Item 4. Information on the Company—Our Assets—Citarum Block” for further information. We may be required to agree to similar provisions in future contracts with the Government.

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

In Indonesia, the complexity of the laws and regulations relating to oil and gas activities is compounded by uncertainties in the legal and regulatory framework. Indonesia’s Oil and Gas Law of 2001 went into effect on November 23, 2001 (or the Oil and Gas Law), which was amended on March 31, 2023 by Law No. 6 of 2023 on Stipulation of Government Regulation In Lieu of Law No. 2 of 2022 on Job Creation into Law (known as Law 6/2023) and on January 2, 2026 by Law No. 1 of 2026 on Criminal Adjustment (known as Law 1/2026). The Oil and Gas Law sets forth a statutory body of general principles governing oil and gas activities, which are further developed and implemented in a series of government regulations, presidential decrees and ministerial decrees. The provisions of the Oil and Gas Law are generally broad, and few sources of interpretative guidance are available. In addition, not all of the implementing regulations to the Oil and Gas Law have been issued and some have only recently been enacted. It is uncertain how these regulations will affect us and our operations without clear instances of their application, while the uncertainty surrounding the Oil and Gas Law and its implementing regulations has increased the risks, and may result in increases in the costs, of conducting oil and gas activities in Indonesia.

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

For example, Law No. 32 of 2009 on Protection and Management of Environment as amended by Law 6/2023 and Law 1/2026 (or the Environmental Law) and its implementing regulation, Government Regulation No. 22 of 2021 on Environmental Protection and Management (or GR 22/2021), require an entity conducting oil and gas business operations have its environmental impact assessment report (known as AMDAL), as well as an environmental management effort plan (Upaya Pengelolaan Lingkungan Hidup, or UKL) or an environmental monitoring effort plan (Upaya Pemantauan Lingkungan Hidup or UPL), approved. Under the Environmental Law, should we fail to meet the obligations contained in the relevant AMDAL or UKL or UPL, it can lead to the nullification of our business license.

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

Laws and regulations which facilitate the forming of labor unions, combined with weak economic conditions, have resulted and may result in labor unrest and activism in Indonesia. In 2000, the Government issued Law No. 21 of 2000 regarding Labor Unions (or the Labor Union Law). The Labor Union Law permits employees to form unions without intervention from an employer, the government, a political party or any other party. On March 25, 2003, President Megawati enacted Law No. 13 of 2003 regarding Employment (or the Labor Law) which, among other things, increased the amount of severance, pension, medical coverage, service and compensation payments payable to employees upon termination of employment. The Labor Law requires further implementation of regulations that may substantively affect labor relations in Indonesia. The Labor Law requires companies with 50 or more employees establish bipartite forums with participation from employers and employees. The Labor Law also requires a labor union to have participation of more than half of the employees of a company in order for a collective labor agreement to be negotiated and creates procedures that are more permissive to the staging of strikes. Following the enactment, several labor unions urged the Indonesian Constitutional Court to declare certain provisions of the Labor Law unconstitutional and order the Government to revoke those provisions. The Indonesian Constitutional Court declared the Labor Law valid except for certain provisions, including relating to the right of an employer to terminate its employee who committed a serious mistake and criminal sanctions against an employee who instigates or participates in an illegal labor strike. The Labor Law was amended by Law 6/2023 and the amendments include, amongst others, the reduction in the statutory severance payments payable to the employees in the event of employment termination. In addition, Law 1/2026 introduced a broader harmonization of criminal sanctions across Indonesian legislation to align with the Indonesian Criminal Code, including adjustments to imprisonment and fine structures, which may indirectly affect the enforcement framework applicable to employment-related violations.

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

The effect and impact of the regulatory framework introduced under the Job Creation Law remain subject to ongoing implementation and regulatory developments.

On November 2, 2020, the Government of Indonesia issued the Omnibus Law No. 11 of 2020 on Job Creation (or the Omnibus Law), which aims to attract investment, create new jobs, and stimulate the economy by, among other things, simplifying the licensing process and harmonizing various laws and regulations. Following the Constitutional Court Decision No. 91/PUU-XVIII/2020, which declared the Omnibus Law conditionally unconstitutional, the Government enacted Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation, which was subsequently ratified into Law 6/2023. Law 6/2023 now provides the prevailing legal framework for job creation and investment in Indonesia.

The Omnibus Law, as subsequently ratified under Law 6/2023, introduced significant regulatory changes, including the implementation of a risk-based licensing regime, adjustments to foreign investment restrictions, streamlined environmental approvals, and changes to manpower regulations. While the overarching legal basis has been clarified, the implementing regulations and sectoral policies continue to evolve, and their application in practice may vary across authorities and sectors.

In the oil and gas sector, however, the direct impact of the Omnibus Law has been relatively limited, as the core regulatory and contractual framework remains largely unchanged. Notwithstanding the foregoing, the implementation of the Omnibus Law, particularly in relation to licensing, environmental approvals, and administrative processes, continues to evolve and may vary across authorities and regions. As a result, compliance with applicable requirements may require adjustments to our operations and may increase administrative and regulatory burdens, which could affect our business and results of operations.

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

The structural and functional relationships between the central and local governments in Indonesia are guided by the principles of decentralization and regional autonomy. These principles are outlined in Law No. 23 of 2014 regarding Regional Autonomy, which was amended by Law 6/2023 and most recently by Law 1/2026, along with Law No. 1 of 2022 concerning Fiscal Relations between Central and Regional Governments.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of the United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments, the courts of the Cayman Islands may recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without a retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the amount for which the judgment was issued, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes, a fine, or a penalty, inconsistent with a Cayman Islands judgment on the same matter, impeachable on the grounds of fraud, or obtained in a manner or of a kind that would be contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act, where the liabilities imposed by those provisions are penal in nature or otherwise contrary to Cayman Islands public policy. Ogier (Cayman) LLP has informed us that whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands to be unenforceable, due to it being penal or punitive in nature or otherwise, will be fact specific. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Provisions of our amended and restated memorandum and articles of association could delay or prevent an acquisition of our company, even if the acquisition may be beneficial to our shareholders, could make it more difficult for you to change management, and could have an adverse effect on the market price of our ordinary shares.

Provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. These provisions include:

●	A requirement that extraordinary general meetings of shareholders be called only by the directors or, in limited circumstances, by the directors upon shareholder requisition;

●	A requirement that shareholders deliver advanced notice to the company before any general meeting at which they wish to nominate any person for election as a director;

●	The authority of our board of directors to issue preferred shares with such terms as our board of directors may determine; and

●	A requirement of approval of at least two-thirds of the votes cast by shareholders entitled to vote thereon in order to amend any provisions of our amended and restated memorandum and articles of association.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2025 taxable year, and we do not expect to become a PFIC in any future taxable year. However, no assurance can be given that the U.S. Internal Revenue Service (or IRS) or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

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

Any exercise by L1 Capital of the warrants that were issued to them in connection with our January 2022 financing will cause dilution to shareholders since it is likely that those warrants will only be exercised at a discount to the prevailing market price. Moreover, the ordinary shares underlying the L1 Capital warrants have been registered for resale pursuant to a Registration Statement on Form F-1 filed with the SEC on March 9, 2022, as amended (the “L1 Registration Statement”), effective June 1, 2022. After the L1 Registration Statement was declared effective, L1 Capital commenced sales of such shares in the public market. Any future such sales could cause pressure on the public price of our ordinary shares and could force such price downwards, perhaps significantly. During the year ended December 31, 2023, the remaining $100,000 principal amount of the convertible notes were fully repaid and no warrants were exercised. As of December 31, 2025 and 2024, there were 58,620 warrants outstanding under the first tranche of our L1 Capital financing for each period, and 383,620 warrants outstanding under the second tranche of such financing for each period. As of the date of this annual report, there are still certain warrants outstanding under the L1 Capital financing, which will cause dilution and pressure on the price of our ordinary shares and affect your investment in us.

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

Our auditor’s report on our December 31, 2025 financial statements include an explanatory paragraph with respect to there being substantial doubt about our ability to continue as a going concern, which may affect our business, financial conditions, results of operations.

We have incurred net losses of $5,099,805, $6,343,541 and $2,642,684, respectively  , and had net cash used in operating activities of $5,434,852  , $3,087,099 and $2,978,919, respectively, for the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, we had working capital balance of $6,035,883. However, in light of our planned capital expenditures over the next twelve months, we expect to incur a capital deficit. These conditions raise substantial doubt about our ability to continue as a going concern, and our auditor’s report on our December 31, 2025 financial statements include an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

If additional financing is required to alleviate our capital deficit, we cannot assure you that such financing will be available on acceptable terms, or at all. Any such financing may be in the form of equity, debt or other securities, and may result in dilution to existing shareholders or impose restrictive covenants on our operations. If we are unable to obtain adequate financing, or if we fail to improve our gross profit margins and reduce operating losses, we may be unable to implement our business plan, meet our debt obligations or respond effectively to competitive pressures, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Our Chairman and Chief Executive Officer, Wirawan Jusuf, beneficially owns and exercises voting and investment control of approximately 34.66% of our ordinary shares as of April 27, 2026. As a result of this concentration of share ownership, investors may be prevented from affecting matters involving our company, including:

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

We are required to disclose changes made in our internal control over financial reporting and to have our management assess the effectiveness of these controls on an annual basis. Although we completed our initial public offering on December 19, 2019 and ceased to qualify as an emerging growth company as of December 31, 2025, we are not currently required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025 because we do not meet the definition of an accelerated filer or a large accelerated filer. Accordingly, while we are no longer able to rely on certain exemptions available to emerging growth companies, including reduced disclosure obligations, we remain subject to the management assessment requirements under Section 404(a), but are not required to obtain an auditor attestation on the effectiveness of our internal control over financial reporting. We will incur additional expenses in connection with compliance with these regulations and our management will need to devote additional time and effort to implement and comply with such requirements.

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

We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2025. If we fail to adequately remediate those weaknesses or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2025. As defined in the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2025 and 2024, material weaknesses that have been identified in our internal control over financial reporting as of such dates related to the following:

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

During 2025, to remediate the identified material weaknesses and improve the internal control over financial reporting, we sought to implement and will continue to implement a number of measures to address the material weaknesses, including the following:

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

As a result of the material weaknesses, our management has concluded that as of December 31, 2025, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and that the required disclosure is made within the time period specified in the rules and forms of the SEC. We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in this report. As we completed our initial public offering on December 19, 2019, we ceased to qualify as an emerging growth company as of December 31, 2025 under Section 404. We are currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended December 31, 2025 because we are neither an accelerated filer nor a large accelerated filer, even though we are no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC. We will incur additional expenses in connection with compliance with these regulations and our management will need to devote additional time and effort to implement and comply with such requirements. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. While our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems on an ongoing basis. We may be unable to timely complete our evaluation testing and any required remediation.

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

As of December 31, 2025, we ceased to qualify as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, because the fifth anniversary of our initial public offering has passed. As a result, we are no longer eligible for certain exemptions previously available to us. We are currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended December 31, 2025 because we are neither an accelerated filer nor a large accelerated filer. Compliance with these requirements will likely increase our legal, accounting, and other compliance costs and make some activities more time-consuming and costly.

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

Beyond our ATM financing with the Sales Agent, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders or result in downward pressure on the price of our ordinary shares.

Shares eligible for future, including as a result of our financing with the Sales Agent, sale may depress our stock price.

As of April 27, 2026, we had 15,386,840 ordinary shares outstanding, 5,464,402 of which were held by our officers, directors and affiliates. In addition, 590,000 ordinary shares are subject to outstanding options granted under certain share option agreements entered into with our management team. All of the ordinary shares held by affiliates (notably Maderic, which is controlled by our Chairman) are restricted or control securities under Rule 144 promulgated under the Securities Act. Our affiliates may, subject to compliance with applicable law, choose to sell ordinary shares held by them. Sales of these ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

On July 22, 2022, we entered into an At The Market Offering Agreement (the “ATM Agreement”) with the Sales Agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares (the “ATM Shares”) having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM Shares, if offered and sold by us, will be offered and sold pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of our shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the SEC on February 16, 2021 (“Prior Registration Statement”). On August 25, 2022, we sold 177,763 ATM Shares at $10.7407 per share for net proceeds (after Sales Agent commissions) of $1,801,193. On August 25, 2022, we sold an additional 280,612 ATM Shares at $10.1090 per share for net proceeds (after Sales Agent commissions) of $2,750,449. As of December 31, 2023, there are no ATM Shares sold under the ATM Agreement. On March 22, 2024, we filed a new shelf registration statement on Form F-3 (the “New F-3 Registration Statement”, File No. 333-278175), which includes a prospectus supplement and a base prospectus supplemented by the prospectus supplement, covering (i) the offering, issuance and sale by us of up to a maximum aggregate offering price of $9,600,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the First Amendment to the ATM Agreement (“ATM Amendment No.1”) on March 22, 2024, with Sales Agent. On May 31, 2024, the New F-3 Registration Statement was declared effective. On December 18, 2024, June 17, 2025, February 5, 2026 and April 27, 2026, respectively, we filed four prospectus supplements to amend the prospectus supplement (the “ATM Prospectus Supplements”) and its accompanying base prospectus included in the New F-3 Registration Statement to increase the maximum amount of ordinary shares that we are eligible to sell pursuant to the ATM Agreement and the ATM Amendment No.1 due to the offering limits set forth under General Instruction I.B.5 of Form F-3. As a result of those limits, the aggregate amount available for sale by us was approximately $3,863,045, $3,219,305, $7,922,577 and $14,171,399, respectively, as of December 18, 2024, June 16, 2025, February 5, 2026 and April 27, 2026. Under the ATM Prospectus Supplements, we registered up to $3,850,000, $3,200,000, $7,900,000, and $14,100,000, respectively, worth of ordinary shares, including $906,305, $988, $637, and $5,823,779, respectively, worth of ordinary shares from the ATM Prospectus Supplements that were unsold prior to December 18, 2024, June 16, 2025, February 5, 2026, and April 27, 2026. As of December 31, 2025, we sold 1,386,955 ATM Shares for net proceeds (after Sales Agent commissions) of approximately $6,564,186. Sales of our ordinary shares pursuant to our at-the-market offering program (“ATM”) have and may continue to increase the number of shares available for sale in the public market. The issuance and sale of a substantial number of shares, or the perception that such sales may occur, could exert downward pressure on the market price of our ordinary shares. In addition, such sales may contribute to increased volatility in the trading price of our ordinary shares and could adversely affect investor confidence. As a result, the market price of our ordinary shares may decline, which could materially and adversely affect the value of our shareholders’ investment.

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

We produce oil through PT Green World Nusantara (“GWN”), our indirect wholly-owned subsidiary which operates the Kruh Block under an agreement with PT Pertamina (Persero), the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block previously ran until May 2030 under a ten-year Operations Cooperation Agreement, known as Joint Operation Partnership (the “KSO”), between GWN and Pertamina. Kruh Block covers an area of 258.1 km2 (63,778 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed an amendment to the KSO (the “Amended KSO”) that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing three oil fields, and five other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%.

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

Indonesia’s Oil and Gas Industry and Economic Information

The largest economy in Southeast Asia, Indonesia (located between the Indian and Pacific oceans and bordered by Malaysia, Singapore, East Timor and Papua New Guinea) has charted impressive economic growth since overcoming the Asian financial crisis of the late 1990s. According to the World Bank, Indonesia experienced resilient growth of 5.0 percent in the first nine months of 2025, and its growth is projected to remain around this level through 2026 and 2027, supported by strong investment and net exports. According to Reuters, Indonesia’s economy reached a growth rate of 5.11% in 2025, up from 5.03% in the previous year, slightly higher than the previous year rate and in line with the expectations from the World Bank. According to World Bank Group and International Monetary Fund (IMF), Indonesia is the world’s fourth most populous nation and 7th largest economy in terms of purchasing power parity. Indonesia is also currently a member of G-20. Indonesia also has a prominent presence in other commodities markets such as thermal coal, copper, gold and tin, with Indonesia being the world’s second largest tin producer after China and largest refined tin exporter in 2024 and 2025, as well as in the agriculture industry as a producer of rice, palm oil, coffee, medicinal plants, spices and rubber according to the United States Geological Survey (USGS)and the World Factbook.

The Indonesian oil and gas industry is among the oldest in the world. Indonesia has been active in the oil and gas sector for over 130 years after its first oil discovery in North Sumatra in 1885. The major international energy companies began their significant exploration and development operations in the mid-20th century. According to the Special Taskforce for Upstream Oil and Gas Business Activities (SKK Migas - Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi) Annual Report 2024, Indonesia showed estimated reserves and resources of 3.39 BBO (oil) and 46.64 TCF (natural gas) as of 1 January 2025. According to its public filings, Chevron has been very active in Indonesia for over 50 years. Chevron has produced a very large amount of oil — 12 billion barrels — over this period with billions of those barrels having been produced in Sumatra (the location of our Kruh Block, as described below. The following map shows the area in which international major companies operate within Indonesia:

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

The oil and gas industry, however, both in Indonesia and globally, has experienced significant volatility in the last five years. According to Deloitte 2026 Oil and Gas Industry Outlook, the U.S. macroeconomic, geopolitical and energy landscape shifted in ways few could anticipate. However, despite the shifts, oil and gas companies displayed remarkable resilience, although at the expense of slower production growth and tighter margins. 2025’s key principles, such as disciplined capital allocation, customer, core operations centricity and strategic technology adoption are proved to be steady anchors amid uncertainties. Brent crude oil prices exhibited an overall downward trend during 2025, primarily reflecting a global supply surplus relative to demand. Prices declined from approximately $79 per barrel in January 2025 to $64 per barrel in May 2025, before recovering to approximately $71 per barrel in the middle of 2025. Thereafter, prices decreased again, reaching approximately $63 per barrel by the end of 2025. The average Brent crude oil price for the year was approximately $69 per barrel. Global geopolitical and economic considerations play a significant role in driving the sensitivity of oil prices. From its peak in mid-2014 ($105.72 per barrel), the Indonesia Crude Price (the “ICP”) for the type of crude oil we produce collapsed to an average price of $37.58 per barrel for the year ended December 31, 2020 due to COVID-19 but rose again to reach a yearly average price of $96.94 per barrel in 2022, 45% higher than 2021 yearly average price of $67.02 per barrel. In the year 2023, the average price of crude oil price went down to $77.61 per barrel. The ICP for 2024 yearly average further declined to $76.48 per barrel, which was around 1.5% down compared to the price in 2023. In 2025, the ICP ranged from $74.74 per barrel in January to a low of $59.78 by December 2025, which shows a decline of approximately 20% in one year. According to the International Energy Agency (“IEA”) December 2025 Oil Market Report, global oil demand is going to rise by 860 kb/d in 2026, with oil consumption is forecasted to increase marginally in 2026 (+20kb/d). According to the IEA March 2026 Oil Market Report, due to the war in the Middle East, IEA has reduced the forecast for global oil demand growth in March and April 2026 by more than 1 mb/d on average and for the year 2026 as a whole by 210 kb/d to 640 kb/d.

According to U.S. Energy Information Administration (“EIA”)’s energy outlook release on April 7 2026, Brent crude oil spot prices declined from approximately $81 per barrel in 2024 to approximately $69 per barrel in 2025, primarily attributable to global oil supply exceeding demand during the period. Due to the military action in the Middle East between the United States, Israel and Iran, which began on February 28, 2026 and has impacted several oil producing nations in the region, Brent crude oil spot price increased from an average of approximately $71 per barrel on February 27, 2026 to approximately $104 per barrel in March 2026. The recent increase, and potential continued volatility, in oil prices has been associated with disruptions affecting the Strait of Hormuz, a key global oil transit chokepoint located through which approximately 20% of global oil supply is transported. Iranian ports near the Strait of Hormuz have recently been under naval blockade, and the straight generally is currently subject to significant security concerns, including the risk of attack and the withdrawal of insurance coverage, leading many tanker operators to have vessels stuck in or to avoid transiting the region. As a result, certain production in the affected region has been shut in. EIA has predicted that Brent crude oil prices could reach a peak of approximately $115 per barrel in the second quarter of 2026, reflecting near-term disruptions to oil flows and related production curtailments. The EIA further projects that, once oil flows through the Strait are reestablished, global oil production is expected to exceed consumption over the forecast period, resulting in increases in global oil inventories of approximately 1.9 million barrels per day in 2026 and 3.0 million barrels per day in 2027. Consistent with these projections, Brent crude oil prices are expected to decline to an average of approximately $88 per barrel in the fourth quarter of 2026 and approximately $76 per barrel in 2027. In addition, OPEC+ agreed to begin increasing production in April 2026 by approximately 206,000 barrels per day in response to relatively low oil inventory levels as of March 1, 2026. However, significant additional production increases by OPEC+ are not currently expected in the near term, given forecasts of substantial inventory builds over the forecast period. All of these matters, include efforts to resolve the conflict, are highly uncertain, and the impact on oil prices is therefore difficult to predict.

According to the Energy Institute, Indonesia had proven oil reserves of approximately 2.4 billion barrels and proven natural gas reserves of approximately 44.2 trillion cubic feet as of 2023. Based on these reserves, Indonesia ranked as the fourth-largest holder of natural gas in the Asia-Pacific region, behind China, Australia and India, as reported in an article titled “Oil and Gas in Indonesia: Investment, Taxation and Regulatory Guide – 14th Edition” published by PwC in May 2025. The same source, citing Indonesia’s Ministry of Energy and Mineral Resources (MoEMR), indicates that Indonesia’s proven oil and gas reserves declined from approximately 2.41 billion barrels of oil in 2023 to 2.33 billion barrels of oil in 2025, representing a decrease of approximately 3.32%, and proven gas reserves from 35.3 trillion cubic feet (Tcf) in 2023 to 34.8 Tcf in 2025, representing a decrease of approximately 1.47%. Despite several notable discoveries during this period, oil production in Indonesia continued to decline, from approximately 606 thousand barrels of oil per day in 2023 to approximately 580 thousand barrels of oil per day in 2024. This decline has been attributed primarily to reduced output from aging wells and technical challenges associated with extraction. In addition, non-tax state revenue from Indonesia’s oil and gas subsector decreased to approximately IDR 111 trillion in 2024, representing a decline of approximately 5.12% compared to 2023. The oil and gas sector contributed approximately 2.38% to Indonesia’s gross domestic product during the period.

According to the SKK Migas 2024 Annual Report, as of December 31, 2024, Indonesia had a total of 164 contract areas, compared to 166 contract areas in 2023. Of the 2024 total, 105 were active exploration contract areas, including 80 in the production stage and 25 in the development stage. By comparison, in 2023, 77 contract areas were in the production stage and 27 were in the development stage. The 2024 SKK Migas Annual Report also reported that investment in Indonesia’s upstream oil and gas sector has shown a positive trend in recent years. Investment realization increased from approximately $12.10 billion in 2022 to approximately $13.27 billion in 2023 and further to approximately $14.07 billion in 2024. From 2023 to 2024, investment in production activities increased by approximately 6.94%, while investment in development activities increased by approximately 16.73%. Despite ongoing operational and market challenges, the increase in investment realization may indicate continued industry interest in Indonesia’s upstream oil and gas sector. This trend may also be attributable, in part, to the gradual recovery of the global economy and to incentives implemented by the Government of the Republic of Indonesia to support project economics and encourage production. Indonesia utilizes both gross split and cost recovery production sharing schemes. Under the gross split scheme, production is allocated between the government and contractors based on predetermined percentages of gross production. Under the cost recovery scheme, production is shared after the recovery of allowable operating costs. The Government of the Republic of Indonesia has indicated its intention to continue attracting foreign investment into the domestic oil and gas industry, in part to address the gap between domestic production levels and increasing energy demand.

In 2021, the Government of the Republic of Indonesia introduced a stimulus package intended to enhance investment in the upstream oil and gas sector and mitigate declining production trends. The package included various fiscal incentives, such as permitting production sharing contract (PSC) contractors to offer discounts to buyers (offtakers) that agree to purchase all or a portion of future production, including volumes exceeding their “take-or-pay” commitments (under which an offtaker must take a specified quantity of oil or pay a contractual fee). The incentives also included reductions of up to 100% in certain indirect taxes. In addition, the Government provided contractors with increased contractual flexibility, including the option to elect between cost recovery PSC and gross split PSC frameworks, the removal of the prior requirement for mandatory relinquishment by the third contract year, access to data through the Migas Data Repository, and the availability of additional tax incentives. According to the SKK Migas 2024 Annual Report, operating costs reimbursed under the cost recovery mechanism totaled approximately $7.6 billion, representing approximately 93% of the 2024 State Budget target of $8.2 billion. The report attributes this outcome to cost control and efficiency measures, including enhanced upstream governance, optimized investment implementation, shared use of facilities, joint procurement processes, and ongoing efficiency initiatives across certain upstream activities.

Crude oil and natural gas continue to represent significant components of Indonesia’s energy consumption. According to the article titled “Oil and Gas in Indonesia: Investment, Taxation and Regulatory Guide – 14th Edition” released on pwc.com, Indonesia’s imports of crude oil and natural gas increased from approximately 52,144 tonnes in 2023 to approximately 53,745 tonnes in 2024. According to the EIA, in its “Country Analysis Brief: Indonesia” published on August 25, 2025, Indonesia’s consumption of petroleum and other liquids reached approximately 1.7 million barrels per day, representing an increase of approximately 2.5% compared to 2024 and the highest level since 2018. Indonesia has one of the larger proven oil and gas reserve bases in Southeast Asia and has experienced sustained economic growth, which has contributed to energy demand. While demand for oil and gas is expected to remain significant in the near term, certain forecasts indicate that oil demand may peak in the longer term and subsequently decline, in part due to factors such as increased vehicle electrification.

Further, Indonesia has outlined its long-term climate strategy in the “Indonesia Long-Term Strategy for Low Carbon and Climate Resilience (LTS-LCCR)”, which targets achieving net zero emissions by 2060, defined as a balance between greenhouse gas emissions and absorption capacity. Indonesia’s growing economy, together with government policies aimed at reducing reliance on coal for energy supply across industrial, power generation and transportation sectors, may support increased domestic demand for natural gas in the future. According to “Oil and Gas in Indonesia: Investment, Taxation and Regulatory Guide – 14th Edition” published by PwC, natural gas is expected to play a role in supporting renewable energy integration and facilitating the energy transition. The role of the oil and gas industry is also evolving to include investments in lower-carbon technologies and infrastructure, such as carbon capture, utilization and storage (CCUS), hydrogen development, electrification solutions and energy efficiency initiatives. Indonesia has indicated its intention to balance energy security and economic growth with efforts to reduce its carbon footprint over time. To attract private sector participation, the Government has introduced incentives for Foreign Direct Investment (FDI) in renewable energy, however, there are still regulatory uncertainties.

As stated in “Handbook of Energy & Economic Statistics of Indonesia 2024,” published by MEMR, there was an increase in energy consumption reaching approximately 4.53%, or 1,276 million barrels of oil equivalent (BOE). Similar to energy supply, this represents the highest level of energy consumption in the past ten years. In 2024, the industrial sector accounted for the largest share of energy demand at approximately 45.94%, followed by the transportation sector at approximately 36.11%, the residential sector at approximately 12.58%, the commercial sector at approximately 4.47%, and other sectors at approximately 0.90%. Compared to 2023, the distribution of energy demand across sectors remained broadly consistent. Natural gas production increased in 2024 to approximately 6,802 million standard cubic feet per day (MMSCFD), or approximately 2.48 billion standard cubic feet per day (BSCFD), representing an increase of approximately 2.59% compared to 2023.

Indonesia’s natural gas distribution infrastructure remains limited, particularly in terms of an integrated national pipeline network. This limitation is primarily attributable to the geographic characteristics of Indonesia as an archipelagic state, with major gas reserves located in areas that are distant from principal demand centers. As a result, the existing gas pipeline infrastructure has largely been developed on a project-by-project basis and consists of multiple, fragmented systems, with pipelines generally concentrated near end-user demand centers. To help address regional imbalances between gas supply in eastern Indonesia and demand in western Indonesia, the second phase of the Cirebon–Semarang transmission pipeline (Cisem 2 pipeline), approximately 245 kilometers in length, commenced initial gas flow on March 18, 2026, as reported by Petromindo.com, an Indonesian energy and natural resources news outlet. The pipeline is expected to support the expansion of domestic energy infrastructure and improve the efficiency of natural gas distribution. According to “Oil and Gas in Indonesia: Investment, Taxation and Regulatory Guide” published by PwC, Indonesia is estimated to require approximately 6,000 kilometers of additional transmission pipelines by 2030, increasing to approximately 15,000 kilometers by 2040, in order to meet projected demand and support infrastructure development.

In West Java, where the Citarum Block is located, natural gas demand currently exceeds local supply. The construction of the Cisem 2 pipeline is expected to facilitate the transmission of natural gas from the Jambaran–Tiung Biru field in East Java to West Java, as reported by Petromindo.com. Natural gas, as a comparatively lower-carbon fuel relative to coal and a mid-cost energy source, is expected to remain an important component of Indonesia’s energy mix over the next decade, particularly in light of the country’s substantial gas reserves. In addition, overall energy demand in Indonesia is expected to increase over time, driven by economic growth and population expansion.

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

Kruh Block

We acquired rights to the Kruh Block in 2014 and started its operations in November 2014 through our Indonesian subsidiary PT Green World Nusantara (or GWN). Kruh Block operated under the TAC with Pertamina, until May 2020 and the operatorship of Kruh Block shall continue as the KSO from May 2020 until September 2035 after the extension. This block covers an area of 258.1 km2 (63,778 acres) and is located 16 miles northwest of Pendopo, Pali, South Sumatra. This block produced an average of about 3,774 barrels oil per month in 2024, and about 3,248 barrels oil per month in 2025. Out of the total eight proved and potentially oil bearing structures in the block, three structures (North Kruh, Kruh and West Kruh fields) have combined proved developed and undeveloped gross crude oil reserves of 3.14 million barrels (net crude oil proved reserves of 2.56 million barrels) and probable undeveloped gross crude oil reserves of 2.95 million barrels as of December 31, 2025 determined on a September 2035 contract expiration date. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed the Amended KSO that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing three oil fields, and five other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%. We received Pertamina’s signature to the Amended KSO in early September 2023. The additional five years production and higher profit split lead to a significant increase of proved and probable reserves from 2.06 and 2.44 million barrels, respectively, as of December 31, 2022 to 3.14 and 3.17 million barrels, respectively, as of December 31, 2023, 3.30 and 2.95 million barrels, respectively, as of December 31, 2024, and 3.14 and 2.95 million barrels, respectively, as of December 31, 2025. Due to the lengthy negotiations with the Government on the contract amendment, the seismic program was rescheduled from 2023 to 2024. The seismic data acquisition and processing was completed in 2024, and the interpretation and modeling were completed in the second quarter of 2025. In July 2025, we announced that we planned to drill two (2) back-to-back wells on our 63,778 acre Kruh Block commencing in the fourth quarter of 2025. However, such drilling plan was rescheduled and the first of the two new wells, K-29, is expected to be spudded in late May 2026. The new drilling activities were supported by our such exploratory seismic work, which upgraded our wellsite prospects and drilling locations with a view towards maximizing production. The two wells, K-29 and WK-5, represent our first new well drilling activity in West Kruh Field. Surface locations and subsurface geology for both wells have been approved by SKK Migas and Pertamina, the applicable Government entities. In the first quarter of 2026, the land acquisition, logistics, and tubular material procurement have been completed for both K-29 and WK-5.

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

With respect to our drilling program at Kruh Block, in March 2021, we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Government permitting process and COVID-19 related delays experienced during 2021 and 2022, our overall drilling program for Kruh Block has similarly been delayed. Four of the initial 18 wells were drilled in 2021 and 2022. We commenced the drilling of a well named “K-25” at Kruh Block on April 21, 2021 and another well named “K-26” at Kruh Block on August 22, 2021. As a result of our successful drilling program at K-26, our production rate increased by over 50% from approximately 160 barrels of oil per day during the first 10 months of 2021 to approximately 245 barrels of oil per day as of late December 2021. On April 7, 2022, we spudded the K-27 well and reached the total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was conducted at the K-27 well. The well is currently producing 38 BOPD. The fourth of the 18 new well program, K-28, was spudded on June 22, 2022 and reached the total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the K-28 well at 1,230 feet on September 4, 2022 and the K-28ST well, the side-tracked portion of the K-28 well, reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. Due to the mechanical problem caused by drilling, test results of the K-28 well were inconclusive and have not led to any production as of the date of this annual report.

After the completion of seismic acquisition, processing and interpretation in 2024 and 2025, four additional drilling locations were identified and incorporated into our drilling program, at which we plan to drill four new wells. As a result, we continue to plan on drilling a total of 18 new wells at Kruh Block, and current estimation is that this will be completed by the end of 2030 (we previously estimated that this goal would be completed earlier, but as discussed elsewhere in this report, we have experienced delays in our exploration and drilling programs). The two new wells, K-29 and WK-5, represent our first new well drilling activity in West Kruh Field. Surface locations and subsurface geology for both wells have been approved by SKK Migas and Pertamina, the applicable Government entities. In the first quarter of 2026, the land acquisition, logistics, and tubular material procurement have been completed for both K-29 and WK-5. The first of the two new wells, K-29, is expected to be spudded in late May 2026. We expect to finance additional exploration and drilling activities through short-term and long-term borrowings from third parties or related parties as well as further use of our ATM.

When we acquired the Kruh Block in 2014, it had seven producing wells in 2014 and produced 200 barrels of oil per day (BOPD) with an average cost of production per barrel of US$60.25, while 90% of the production relied on only one well, K-20. Our development plan for the Kruh Block at that time was to increase the production by drilling proved undeveloped (PUD) wells which we considered a low-risk investment due to the higher probability of these wells to produce commercial levels of oil compared to drilling wells with unproved reserves. Finding ways to increase the production is particularly important in maturing fields as producing volumes inevitably decline due to the normal decline rate of production in these fields. In financial terms, our target was to produce the highest cash inflow within the remaining period of the contract.

With this target in mind, following execution of Kruh TAC, we started to collect data through a passive seismic survey in 80 locations and by reactivating an old well (K-19) to obtain additional geological information. After seismic data re-interpretation and modelling, we initiated our drilling campaign for 2 wells, K-21 and K-22.

During 2022, we discovered two back-to-back discovery wells, K-27 and K-28 wells, at our 63,778-acre Kruh Block. The fourth well K-28 is temporarily shut in. For the year ended December 31, 2022, we have produced a total of 62,467 barrels of oil from the Kruh structure.

During 2023 and 2024, we concentrated on the negotiation of the 5-year contract extension for Kruh Block with the Government providing for a higher profit split. To maximize the benefit from the amended contract terms, major work programs such as seismic acquisition and drilling were rescheduled after the amended contract terms became effective. In the meantime, our operations team effectively managed the reservoir and production to minimize the decline. As a result, we produced an average of approximately 3,774 barrels per month of oil in 2024, compared with approximately 4,885 barrels per month in 2023, approximately a 22.74% annual decline.

During 2025, the average production continued to decline without new development drilling. We produced an average of 3,774 barrels and 3,248 barrels of oil per month in 2024 and 2025, respectively. Actual production in 2025 was 25.8% higher than the forecasted monthly production of 2,581 barrels. In 2026, monthly production increased, with average production of 3,751 barrels in January and 4,099 barrels in February, reflecting improvements in field operations and production techniques.

Following the confirmation of the Kruh Block extension to September 2035 through the Amended KSO, our board of directors approved a development plan for a drilling program of 14 Proved Undeveloped Reserves (or PUD) wells at Kruh Block. Based on the new 3D seismic data, four more locations were added to the PUD category in Kruh Block. A total of 18 wells is planned for the 5-year program between 2026 and 2030 with the schedule estimate below:

	Unit\Year	2026	2027	2028	2029	2030	Total
Planned PUD wells	Gross well	2	4	4	4	4	18
Future wells costs (1)	US$	4,000,000	8,000,000	8,000,000	6,000,000	6,000,000	32,000,000
Costs already paid	US$	-	-	-	-		-
Total gross PUD added	Bbls	397,895	739,504	722,315	560,528	515,360	2,917,602
Total net PUD added	Bbls	310,232	603,899	589,862	457,742	420,857	2,382,592

(1)	Future wells costs are the estimated capital expenditures associated with the estimated new wells costs and do not include other capital expenditures such as production facilities.

For Proved Developed (or PDP) reserves, we produced 38,973 bbls and 45,287 bbls for the years ended December 2025 and 2024, respectively. The natural reservoir energy decline and delay in drilling new wells due to COVID-19 slowed down the production rate increase after drilling program.

The gross proved oil reserves decreased from 3,298,961 bbls as of December 31, 2024, to 3,140,211 bbls as of December 31, 2025, primarily due to the rescheduling of our drilling program. As of December 31, 2025, the net reserves were estimated at 2,564,381 bbls using a crude oil price of US$65.52 per barrel, compared to 2,529,183 bbls as of December 31, 2024, using a crude oil price of US$76.48 per barrel. The higher net reserves in 2025 compared to 2024 were due to a high net share associated with the lower oil price.

The table below summarizes the gross and net crude oil proved reserves as of December 31, 2025 in Kruh Block:

	Crude Oil Proved Reserves at Kruh Block
Gross Crude Oil Reserves
Gross Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	222,609
Gross Crude Oil Proved Undeveloped Reserves (PUD)		2,917,602
Total Gross Crude Oil Reserves	Bbl	3,140,211

Net Crude Oil Reserves
Net Crude Oil Proved Developed Producing Reserves (PDP)	Bbl	181,789
Net Crude Oil Proved Undeveloped Reserves (PUD)		2,382,592
Total Net Crude Oil Reserves	Bbl	2,564,381

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

Net reserves were estimated using a per barrel crude price of US$ 65.52 (historical 12-month average price calculated as the average ICP for each month in 2025). In a “cost recovery” system, such as the TAC or KSO, in which Kruh Block operates or will operate, the production share and net reserves entitlement to our company reduces in periods of higher oil price and increases in periods of lower oil price. This means that the estimated net proved reserves quantities are subject to oil price related volatility due to the method in which the revenue is derived throughout the contract period. Therefore, the net proved reserves are estimated based on the revenue generated by our company according to the KSO economic models.

As of December 31, 2025, Kruh Block had six oil producing wells (K-20, K-21, K-22, K-23, K-26 and K-27 in Kruh field) covering 45.4 acres. K-25 well is temporarily shut-in and K-28 is currently shut-in after inconclusive testing. After the addition of the four new locations identified from 3D seismic data, there are still a total of 18 proved undeveloped oil locations in Kruh (7), North Kruh (6) and West Kruh (5) field, covering 290.7 acres. In the Kruh, North Kruh and West Kruh fields, there are additional seven, five and five probable locations, respectively, covering 425.6 acres as of December 31, 2025. See details on table below.

PDP, PUD and Probable Locations and Acreage for the Kruh Block as of December 31, 2025
Kruh Field		North Kruh Field		West Kruh Field		Total
Locations	Acreage	Locations	Acreage	Locations	Acreage	Locations	Acreage
8	45.4	-	-	-	-	8	45.4
7	52.3	6	112.7	5	125.7	18	290.7
15	97.7	6	112.7	5	125.7	26	336.1
7	72.1	5	127.5	5	226.0	17	425.6
22	169.8	11	240.2	10	351.7	43	761.7

The following table summarizes the gross and net developed and undeveloped acreage of Kruh Block based on our TAC and KSO terms, as well as our economic model as of December 31, 2025:

Gross and Net Developed and Undeveloped Acreage of Kruh Block as of December 31, 2025
	Developed Acreage		Undeveloped Acreage		Total Acreage
Kruh Block	Gross	Net	Gross	Net	Gross	Net
Kruh Field	128.1	104.6	52.3	42.7	180.4	147.3
North Kruh Field	50.8	41.5	112.7	92.0	163.5	135.5
West Kruh Field	9.1	7.5	125.7	102.7	134.8	110.1
Other	-	-	63,299.1	51,691.8	63,299.1	51,691.8
Total	188.1	153.6	63,589.8	51,929.2	63,777.9	52,082.7

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

Source: Indonesia Energy Corporation Limited

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

The results from the 4 wells drilled in Citarum and the amount of data available regarding the block are the key factors for us in selecting Citarum as the block’s risk profile was significantly reduced with the discovery of gas across the block. Likewise, the fact that gas zones exist at different depths between 1,000 feet and 6,000 feet contributes to the potential of commercially developing these gas discoveries. As a result of these factors, together with the significant capital expenditures incurred by the previous operator, which identified natural gas and gas flows from four drilled wells, we believe the asset presents reduced exploration risk and supports continued evaluation and exploration activities.

Source: Indonesia Energy Corporation Limited

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

The following timeline illustrates the Citarum Block acquisition process:

As part of our commitment of conducting a 300 km of seismic survey, we have recently submitted our work program and budget to the Indonesian Interim Taskforce for Upstream Oil and Gas Business Activities (Satuan Kerja Khusus Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi, or SKK Migas). We have also completed an Environmental Base Assessment for the region in conjunction with a local university and will use the result as a base for any exploration activity in the area. This is part of our exploration activity in Citarum. When the exploration program is initiated, we plan to conduct more Geological and Geophysical (“G&G”) studies and a 300km2 2D seismic within the first year of the exploration program and drill our first exploration well in the Jatayu area in its second 3-year. If the drilling is successful, we plan on conducting a 100km2 3D seismic within the second 3-year and drill additional 2 delineation wells in the third 3-year in order to propose a phase 1 development plan for the Citarum Block. If no petroleum in commercial quantities is discovered in Citarum during the exploration period, our PSC would be automatically terminated.

The upcoming exploration program for Citarum will begin with the eight prospects with the lowest risk (38%-48%), five in the Jonggol region and three in the Purwakarta region, out of the 28 exploration prospects previously identified and evaluated by the Joint Study. According to data published by SKK Migas, from 2014 to 2024, there were a total of 324 exploration wells drilled in Indonesia and 201 out of the 324 resulted in an oil and gas discovery. The most recent complete data is shown in the table below.

Description \ Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
Total Exploration Wells	64	33	33	15	22	26	28	28	21	26	28	324
Total Discovery Wells	47	27	23	10	13	8	12	11	17	14	19	201
Success Ratio	73%	82%	70%	67%	59%	31%	43%	39%	81%	54%	68%	62%
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

In 2022 and 2023, further technical work in the Citarum Block was conducted to evaluate the additional nine prospects and nine exploration leads (T series prospects and leads on the maps below) identified in 2020. The 28 prospects identified in 2019 (J and P series prospects) remain to be the primary prospects for further evaluation by the upcoming new seismic data. The acreage of primary prospects, potential reservoir thickness and net reservoir volume remain no change at this time. As of December 31, 2025, 31 of the 46 original prospects will be retained in the 20% final retained area.

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

Source: Indonesia Energy Corporation Limited

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

In May 2025, we announced encouraging results from a regional geochemical survey conducted between September 2024 and March 2025 at our 193,948 acre Citarum Block, which confirmed the prospectivity of the key areas of this important asset. A detailed analysis of 135 soil samples taken from Citarum Block pursuant to an export license granted by the Government was performed by the Geochemical Exploration Services Company of Denver, Colorado. The conclusion of this detailed analysis confirmed the presence of hydrocarbons in the Pasundan-1 well, the Jatayu-1 well and the Jonggol area. Our evaluation of the Citarum Block is based on available geological and geophysical data, including interpretations derived from such regional geochemical survey and previously obtained datasets. Regional geochemical surveys are indirect methods that analyze surface or near-surface samples to identify potential hydrocarbon indicators. While such surveys may provide preliminary insights, they have limited resolution, are subject to environmental and geological variability, and do not directly identify subsurface structures or confirm the presence, size, or commercial viability of hydrocarbon accumulations.

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

The following table summarizes the gross and net developed and undeveloped acreage of Citarum Block based on our PSC terms and economic model as of December 31, 2025 based on 20% retained area:

Gross and Net Developed and Undeveloped Acreage of Citarum Block as of December 31, 2025
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

Our Competitive Strengths

We believe we have the following competitive strengths:

●	Experienced management.

◌	Our management and technical team are comprised of some of the brightest and most passionate people in the industry, including with expertise in exploration technology.

◌	Our professional team consistently adopts innovative concepts and technologies to reduce risks in exploring oil and gas, and continually looks for better ways to effectively manage our exploration and production operations.

◌	Our management team members (Chief Executive Officer, Chief Operating Officer, Chief Business Development Officer and General Manager) collectively have many years of experience in petroleum exploration, development and production operations. Together they have successfully operated more than 17 oil and gas blocks and found and developed more than 10 oil and gas fields over the last 16 years. Our management team located in the United States consists of our President and Chief Financial Officer. Our President brings 46 years of public energy company experience and was the founder of three energy companies that are or were listed on the NYSE American. Our Chief Financial Officer brings 40 years of financial business experience, mostly as either a chief financial officer or controller, including over 23 years working in public companies.

◌	Our top management team members have certification in “Kepala Teknik Tambang” from the Indonesian government, qualifying them for the implementation and compliance of occupational safety and health legislation in mining and petroleum operations. We are fully committed to conducting our operations according to the best industry practices to ensure the health, safety and security of all our stakeholders as well as the protection of the environment and surrounding communities.

●	Established relationships. Through our management team’s experience in operating blocks in Indonesia, we have established close relationships with central and local governments, service providers and other petroleum companies in Indonesia. The excellent relationship between management members and government agencies provides us extraordinary opportunities of accessing low risk and high potential blocks. In addition, our U.S. management team likewise has established relationships with key participants in the U.S. capital and energy markets that we believe will be an asset to us as a U.S.-listed public company.

●	Significant network. Our company has built solid alliances and a vast knowledge network within the Indonesian oil and gas industry, which gives us the ability to execute complex projects and traverse Indonesian regulatory and institutional risk.

●	Niche market. We look to acquire the rights to operate small to “medium sized blocks” onshore that are most likely overseen by the larger competitors. Being an independent and efficient oil and gas company in Indonesia, we have the flexibility and speed necessary to seize opportunities as they arise.

●	Strategically located assets. Our company has a proven track record in acquiring assets located close to major infrastructure and populous cities. We believe that being strategically located to major infrastructure will enable higher margins as we scale our business.

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

The key elements for achieving our goal are set out below.

●	Strategic investment allocation in existing blocks. We are focused on validating the reserves of our blocks by continuing to develop high impact exploration activities to add reserves, combined with a plan of development in order to increase production.

●	Commercialization and monetization of oil and gas discoveries. We are a revenue driven company and we strategically adjust our operations and development programs in our blocks by evaluating the market and the Indonesian energy demand.

●	Develop our “de- risked” 193,948 acres Citarum Block containing 31 prospects. $40.6 million was invested by the block’s prior owner, Pan Orient Energy Corp. (TSXV.POE) who drilled four wells and successfully discovered natural gas and gas flow from each of the four wells. We believe this contribution provides us with reduced exploration risk and supports continued evaluation and exploration activities.

●	Expansion of our company’s asset portfolio. We actively seek to acquire blocks to increase our company’s value. The energy demand growth and increase of manufacturing activities in the region could lead us to invest into the downstream oil and gas sector.

●	Maintain balance sheet strength to offset commodity cyclicality. We intend to fund our exploration and production activities with equity, free cash flow and a moderate use of debt. With the uncertainty within our sector, we believe that maintaining a strong balance sheet will be critical to our growth.

Competition

We face competition from other oil and gas companies in the acquisition of new oil blocks through the Government’s tender process. Our competitors for these tenders include Pertamina, the Indonesian state-owned national oil company (who can tender for blocks on its own), and other well-established large international oil and gas companies. Such companies have substantially greater capital resources and are able to offer more attractive terms when bidding for concessions. Therefore, to mitigate the risk of competition, our corporate strategy is to focus on small to “medium sized blocks” onshore that are most likely overseen by the larger competitor.

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

Law 6/2023 amended several provisions of the Oil and Gas Law. However, the changes were relatively limited pending the enactment of the proposed amendments to the Oil and Gas Law. The Government has further refined the implementation of the risk-based licensing regime through Government Regulation No. 28 of 2025 on the Implementation of Risk-Based Business Licensing, which replaces Government Regulation No. 5 of 2021. This regulation continues to govern the risk-based licensing framework under the Omnibus Law regime, including the administration of business licensing through the Online Single Submission system. Among other matters, it extends the requirement to obtain a Business Registration Number (Nomor Induk Berusaha or NIB) to oil and gas contractors operating in Indonesia, including those structured as “permanent establishments”.

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

However, on November 27, 2020, the Directorate General of Tax issued Regulation of Directorate General of Tax No. PER-22/PJ/2020 of 2020 (or DGT Regulation 22/2020), which revokes 10 regulations, including DGT Regulation 45/2013, in an attempt to simplify the regulations. Notwithstanding such revocation, the land and building tax regime applicable to oil and gas activities continues to be governed by other prevailing laws and regulations.

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

Contract Period

Law No. 13 of 2003 on Manpower, as amended by Law 6/2023 and Law 1/2026 (or the Manpower Law), and Government Regulation No. 35 of 2021 on Temporary Employment Contract, Outsourcing, Working and Resting Time, and Termination of Employment Relationship (or GR 35/2021) stipulate that an employee can be hired under 2 schemes, either on a contract basis (temporary) or a permanent basis. For temporary employment contracts, the maximum period for the temporary employment contract is 5 years. Under the Manpower Law, temporary employment contracts are permitted only for works that are “temporary” in nature, such as seasonal works (e.g. crop harvesters) and project-based employments, such as construction works. Save for these types of works, workers are required to be employed on a permanent basis.

Statutory Benefits

Under Law No. 24 of 2011 on Social Security Administrative Bodies as amended by Law 6/2023 and Law 1/2026 (or BPJS Law), a company is obligated to enroll its employees (including expatriates with an employment period of 6 months or more) for manpower social security programs with the Manpower Social Security Administrative Body (or BPJS Ketenagakerjaan) and Health Social Security Administrative Body (or BPJS Kesehatan). The coverage of BPJS Ketenagakerjaan includes, among other things, insurance for work-related accidents and pension/retirement. The premium payment arrangement for these programs vary from one program to the other. The insurance premiums for the work-related accidents, for example, is borne and paid by the employer while the premium payment for retirement insurance is shared between the employers and the employees.

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

History and Corporate Structure

We were incorporated on April 24, 2018 as a holding company for WJ Energy, which in turn owns our Indonesian holding and operating subsidiaries. Our Chairman and Chief Executive Officer, Wirawan Jusuf, beneficially owns approximately 34.66% of our issued and outstanding ordinary shares (see Item 7. Major Shareholders and Related Party Transactions).

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

On November 8, 2019, we implemented a one-for-zero point three seven five (1 for 0.375) reverse stock split of our ordinary shares by way of share consolidation under Cayman Islands law (which we refer to herein as the Reverse Stock Split). As a result of the Reverse Stock Split, the total of 16,000,000 issued and outstanding ordinary shares prior to the Reverse Stock Split was reduced to a total of 6,000,000 issued and outstanding ordinary shares. The purpose of the Reverse Stock Split was for us to be able to achieve a share price for our ordinary shares consistent with the listing requirements of the NYSE American. Any fractional ordinary share that would have otherwise resulted from the Reverse Stock Split was rounded up to the nearest full share. The Reverse Stock Split maintained our founding shareholders’ then percentage ownership interests in our company at 87.04% owned by Maderic (5,222,222 ordinary shares) and 12.96% owned by HFO (777,778 ordinary shares), out of a total of 6,000,000 issued ordinary shares. The Reverse Stock Split also increased the par value of our ordinary shares from $0.001 to $0.00266667 and decreased the number of authorized ordinary shares of our company from 100,000,000 to 37,500,000 and authorized preferred shares from 10,000,000 to 3,750,000.

As of April 27, 2026, our Chairman and Chief Executive Officer, Wirawan Jusuf, beneficially owned approximately 34.66% of our issued and outstanding shares, while HFO owned less than 5% of our issued and outstanding shares. As of April 27, 2026, we had 15,386,840 ordinary shares issued and outstanding.

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

During 2023 and 2024, we were concentrated on the negotiation of the 5 year Kruh Block contract extension with the Government providing for a higher profit split. To maximize the benefit from the amended contract terms, major work programs such as seismic acquisition and drilling are rescheduled after the Amended KSO contract terms became effective. In the meantime, our operations team effectively managed the reservoir and production to minimize the decline. As a result, we produced an average of approximately 3,774 barrels per month of oil in 2024, compared with approximately 4,885 barrels per month in 2023, approximately a 22.74% annual decline.

During 2025, the average production continued to decline without new development drilling. We produced an average of 3,774 barrels and 3,248 barrels of oil per month in 2024 and 2025, respectively. Actual production in 2025 was 25.8% higher than the forecasted monthly production of 2,581 barrels. In 2026, monthly production increased, with average production of 3,751 barrels in January and 4,099 barrels in February, reflecting improvements in field operations and production techniques.

In July 2025, we announced that we planned to drill two (2) back-to-back wells on our 63,778 acre Kruh Block commencing in the fourth quarter of 2025. However, such drilling plan was rescheduled and the first of the two new wells, K-29, is expected to be spudded in late May 2026. The new drilling activities were supported by the previously announced exploratory seismic work which was undertaken by us during 2024 and early 2025 that upgraded our wellsite prospects and drilling locations with a view towards maximizing production. The two wells, K-29 and WK-5, represent our first new well drilling activity in West Kruh Field. Surface locations and subsurface geology for both wells have been approved by SKK Migas and Pertamina, the applicable Government entities. In the first quarter of 2026, the land acquisition, logistics, and tubular material procurement have been completed for both K-29 and WK-5.

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

We produce oil through GWN, our indirect wholly-owned subsidiary which operates the Kruh Block under an agreement with Pertamina, the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block previously ran until May 2030 under the KSO, between GWN and Pertamina. Kruh Block covers an area of 258.1 km2 (63,778 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed the Amended KSO that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing three oil fields, and five other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%.

Our reserves estimate of three fields (Kruh, North Kruh and West Kruh) within the Kruh KSO block was based on two major sources: (i) an integrated study of geology, geophysics and reservoir including reserve evaluation of Kruh, North Kruh and West Kruh fields by LEMIGAS (a Government oil and gas research and development center responsible for exploration and production technology development and assessment of oil and gas fields) in 2005, and (ii) additional reservoir and production data since 2005, particularly from the addition of 8 new wells since 2013.

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

Kruh Block’s general manager, Mr. Yudhi Setiawan, our advisor Mr. Denny Radjawane, and our Chief Technology Officer, Mr. Charlie Wu, have reviewed the reserves estimate to ensure compliance to SEC guidelines for (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities. The estimate of reserves was also reviewed by our Chief Business Development Officer and our Chief Executive Officer.

The table below shows the individual qualifications of our internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	47	12		35	24
Frans Watimena	Petroleum Engineering	M.S.	36	21	15		6
Denny Radjawane	Geophysics	M.S.	34	12		22	16
Fransiska Sitinjak	Petroleum Engineering	M.S.	21	6	15		10
Yudhi Setiawan	Geology	B.S.	22	16	2	4	2
Oni Syahrial	Geology	B.S.	18	2		16	10
Juan Chandra	Geology	B.S.	19	2		17	11

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

Citarum Block is an exploration block covering an initial area of 3,924.67 km2 (969,807 acres) and the final retained area is 784.88 km2 (193,948 acres). This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta.

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

In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective on August 9, 2023, GWN and Pertamina executed the Amended KSO that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing three oil fields, and five other undeveloped oil and gas bearing structures at Kruh Block. In the Amended KSO contract, Pertamina receives 5% gross production as the first tranche production (ftp). GWN is entitled to use 100% of the rest for cost recovery. For the DMO responsibility, GWN receives 100% of ICP in the amended KSO compared to 25% of ICP in the original KSO contract. Further, the Amended KSO increases our after-tax profit split from 15% to 35%, for an increase of more than 100%, and increases cost recovery cap from 80% to 100%.

Our revenue and potential for profit depend mostly on the level of oil production in Kruh Block and the ICP that is correlated to international crude oil prices. Therefore, the biggest factor affecting our financial results in 2025, 2024 and 2023 was the volatility in the price of crude oil. For the year ended December 31, 2023, ICP decreased to an average of $77.61 per Bbl., 19.94% lower when compared to the ICP average of $96.94 per Bbl. for the year ended December 31, 2022, which eroded the financial performance of our company in 2023. For the year ended December 31, 2024, the ICP decreased slightly to an average of $76.48per Bbl and for the year ended December 31, 2025, the ICP further decreased to $65.52 per barrel. This decline significantly reduced our revenue.

Since the commencement of operations in 2014 (then via our subsidiary WJ Energy), the natural resources industry has gone through a dramatic change. The downturn in the price of crude oil during this period has impacted our results of operations, cash flows, capital and exploratory investment program and production outlook. A sustained lower price environment could result in the impairment or write-down of specific assets in future periods. During 2016, oil price crisis hit its bottom with an ICP of only $25.83 per Bbl. in the month of January. As a result of this low price, our operations went through a cost analysis procedure in order to determine the economic limit of each of our producing wells at Kruh by identifying their respective direct production cost. Accordingly, we closed a total of 6 wells that were producing less than 10 BOPD each that year. We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the drilling of the second well was commenced in August 2021. The reserve estimate was updated at the end of 2021. We mobilized the drilling rigs to drill 2 back-to-back producing wells, namely the K-27 and K-28 well, at our Kruh Block in March 2022 and have commenced the drilling operations at the K-27 well in April 2022 and reached a total depth of 3,359 feet on May 9, 2022. In December 2022, a hydraulic fracturing stimulation was performed in K-27 well. The well is currently producing 38 BOPD. The fourth of the 18 wells program, K-28, was spudded on June 22, 2022 and reached a total depth of 3,359 feet on July 14, 2022. Due to the unexpected large amount of gas was encountered causing well bore instability, we side-tracked the well at 1,230 feet on September 4 and the K-28ST well reached a total depth of 3,475 feet on September 16, 2022. In addition to the proved oil-bearing Lamat B sand, several other potential oil and gas bearing reservoirs were encountered. The test results were inconclusive leading to shut-in of K-28 well. After the completion of seismic acquisition, processing and interpretation in 2024 and 2025, four additional drilling locations were identified and incorporated into our drilling program, at which we plan to drill four new wells. As a result, we continue to plan on drilling a total of 18 new wells at Kruh Block, and current estimation is that this will be completed by the end of 2030 (we previously estimated that this goal would be completed earlier, but as discussed elsewhere in this report, we have experienced delays in our exploration and drilling programs). The two new wells, K-29 and WK-5, represent our first new well drilling activity in West Kruh Field. In the first quarter of 2026, the land acquisition, logistics, and tubular material procurement have been completed for both K-29 and WK-5. The first of the two new wells, K-29, is expected to be spudded in late May 2026. The high-quality 3D seismic data provides strong support for additional PUD (proved undeveloped) locations, which is expected to result in increases in both proved and probable reserves.

Key Components of Results of Operations

For the years ended December 31, 2025 and 2024

Financial and operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024 were as follows:

●	Total oil production decreased approximately 13.94%, from 45,287 Bbl. for the year ended December 31, 2024 to 38,973 Bbl. for the same period in 2025. The decline of production in 2025 was primarily due to the natural depletion of reservoir energy, coupled with the absence of new production from drilling activities in 2025. The further decrease in oil price in 2025, compared to 2024, also contributed to a decrease in revenue and cost recovery entitlements for the year ended December 31, 2025. The Proved, Developed and Producing reserves (PDP) increased from 163,779 bbls in 2024 to 222,609 bbls in 2025 primarily due to potential increase in future production.

●	ICP decreased by approximately 14.33% from an average price of $76.48 per Bbl. for the year ended December 31, 2024 to $65.52 per Bbl. for the same period in 2025. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2025, the crude oil showed a downward trend with global supplies exceeding the demand. Prior to the geopolitical tensions involving Iran, the global oil market experienced an oversupply, with inventories increasing as production growth from non-OPEC+ producers and higher production targets among OPEC+ countries outpaced growth in global oil demand. This increase in production, together with relatively weaker demand growth, contributed to a build-up in global oil inventories and a corresponding decline in crude oil prices. Following a decline from levels above $100 per barrel in July 2022, Brent crude oil prices remained relatively stable at approximately $80 per barrel, except for a temporary increase to $93.72 in September 2023, when Saudi Arabia and Russia extended output cuts of approximately 1.3 million barrels per day. The average ICP was $96.94 in 2022, $77.61 in 2023, and $76.48 in 2024, and further declined to $65.52 in 2025. Geopolitical tensions involving Iran, including potential disruptions to transit through the Strait of Hormuz, could materially reduce the availability of global oil supply. As a result, oil prices may experience significant volatility. Certain market forecasts indicate that oil prices could increase to approximately $115 per barrel in the second quarter of 2026, before moderating to approximately $88 per barrel by the fourth quarter of 2026 as transit conditions normalize; however, such projections are subject to significant uncertainty.

●	Revenue decreased by $654,965, or approximately 24.55%, from $2,667,508 for the year ended December 31, 2024 to $2,012,543 for the same period in 2025, primarily due to a combination of a lower average ICP and deduction in production than previous years.

●	General and administrative expenses decreased to $3,453,484, or approximately 33.20%, for the year ended December 31, 2025 as compared to the same period in 2024, mainly due to no further share-based compensation for 2025, decrease in office expenses, travel expenses and professional services fees.

●	The amount of lease operating expenses slightly decreased by $187,475, or approximately 6.78%, for the year ended December 31, 2025, as compared to the same period in 2024. The reduced rate did not have much difference compared to the previous year. The lease of operating expense decreases mainly because of declined production volume and no development of new wells in 2025.

●	We incurred a net loss of $5,099,805 for the year ended December 31, 2025 as compared to a net loss of $6,343,541 for the same period in 2024, with the decrease in net loss being due to a combination of the factors described above.

●	The average production cost per barrel of oil for the year ended December 31, 2025 was approximately $66.14, compared to $61.05 for the year ended December 31, 2024. These amounts were calculated based on production costs disclosed in accordance with FASB ASC Topic 932, excluding ad valorem and severance taxes. The change reflected an increase of approximately 8.32%, primarily due to the factors discussed above.

For the years ended December 31, 2024 and 2023

Financial and operating results for the year ended December 31, 2024 compared to the year ended December 31, 2023 were as follows:

●	Total oil production decreased approximately 22.74%, from 58,616 Bbl. for the year ended December 31, 2023 to 45,287 Bbl. for the year ended December 31, 2024. The decline of production in 2024 was primarily due to the natural depletion of reservoir energy, coupled with the absence of new production from drilling activities in 2024. The lower oil price in 2024, compared to 2023, also contributed to a decrease in revenue and cost recovery entitlements for the year ended December 31, 2024. The Proved, Developed and Producing reserves (PDP) decreased from 335,191 bbls in 2023 to 163,779 bbls in 2024 primarily due to production.

●	ICP slightly decreased by approximately 1.46% from an average price of $77.61 per Bbl. for the year ended December 31, 2023 to $76.48 per Bbl. for the same period in 2024. The ICP, which correlates to the international crude oil price, is determined by MEMR. Throughout 2024, the crude oil was relatively stable and the increases in U.S. petroleum production put downward pressure on crude oil prices. In addition, the production increases likely limited the effect on prices from the attack on key energy installations in Saudi Arabia on September 16, 2019, production cut announcements from the Organization of the Petroleum Exporting Countries (OPEC), and U.S. sanctions on Iran and Venezuela that limited crude oil exports from those countries. This production increase accompanied by weaker demand growth, have led to a large build up in stocks caused the decrease of crude oil price. Since the decline of oil price at over $100 in July 2022, brent oil price remains relatively stable around $80 except a spike of $93.72 in September 2023 when Saudi Arabia and Russia decided to extend the output cut of 1.3 mb/d. The average ICP in 2022 was $96.94 while the average ICP in 2023 was $77.61 and the ICP in 2024 kept decreasing to $76.48. Although the regional conflicts of the ongoing Russia-Ukraine war and Israel-Hamas war could lead to oil price shock above $100, we expect the oil price would most likely stay around at its current level around $74 per barrel in 2025 and 2026 because of the relatively balanced supply and demand.

●	Revenue decreased by $857,946, or approximately 24.34%, from $3,525,454 for the year ended December 31, 2023 to $2,667,508 for the same period in 2024 primarily due to a combination of a slightly lower average ICP and relatively large deduction in production than previous years.

●	General and administrative expenses increased to $5,170,103, or approximately 53.51%, for the year ended December 31, 2024 as compared to the same period in 2023, mainly due to an increase in payment of Share Based Compensation, office expenses and expense on professional services.

●	The amount of lease operating expenses decreased by $185,911, or around 6.30%, for the year ended December 31, 2024 as compared to the same period in 2023 mainly because of stable productivity activities as no new well developed in 2024.

●	We incurred a net loss of $6,343,541 for the year ended December 31, 2024 as compared to a net loss of $2,642,684 for the same period in 2023, with the increase in net loss being due to a combination of the factors described above.

●	The average production cost per barrel of oil for the year ended December 31, 2024 was approximately $61.05 compared to $50.34 for the year ended December 31, 2023, computed using production costs disclosed pursuant to FASB ASC Topic 932 and only to exclude ad valorem and severance taxes, an increase of 18.18% due to a combination of the factors discussed above.

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

Since the decline of oil price at over $100 in July 2022, Brent oil price has been relatively stable in the $70-$80 range, except a spike of $93.72 in September 2023 when Saudi Arabia and Russia decided to extend the output cut of 1.3 mb/d. The average ICP in 2022 was $96.94 while the average ICP in 2023 was $77.61, and the ICP in 2024 kept decreasing to $76.48 and further down to $65.52 in 2025. The regional conflicts in the Middle East began on February 28, 2026 and the closure of the Strait of Hormuz, a major world oil transit chokepoint, led the oil price shock around $103 per barrel in March 2026. We expect the oil price would most likely stay around $88 per barrel in the fourth quarter of 2026 based on the assumption that the shut-in oil production gradually returns as the strait resume and oil trade flow adjust.

We commenced new drilling operations in Kruh Block in March 2021. Our originally anticipated drilling commencement date was delayed due to COVID-19 and the government permitting process. The first new well was spudded in April 2021 and the second well commenced in August 2021. The reserve estimate was updated at the end of 2021. The third and fourth well K-27 and K-28 were drilled in 2022. The K-27 was producing a maximum of 59 barrels of oil per day in June 2023. K-28 has been shut in due to mechanical problem downhole. To further understand the oil and gas potential in the Kruh Block, we would like to conduct a seismic data acquisition and processing. Due to the lengthy negotiations with the Government on the contract amendment, the seismic program was rescheduled from 2023 to 2024. The seismic data acquisition and processing was completed in 2024. The interpretation and modeling were completed in 2025. The result of the high-quality 3D seismic data is expected to provide strong support of additional PUD locations, which is expected to result in additional proved reserves and probable reserves. After the completion of seismic acquisition, processing and interpretation in 2024 and 2025, four additional drilling locations were identified and incorporated into our drilling program, at which we plan to drill four new wells. As a result, we continue to plan on drilling a total of 18 new wells at Kruh Block, and current estimation is that this will be completed by the end of 2030 (we previously estimated that this goal would be completed earlier, but as discussed elsewhere in this report, we have experienced delays in our exploration and drilling programs). The two new wells, K-29 and WK-5, represent our first new well drilling activity in West Kruh Field. In the first quarter of 2026, the land acquisition, logistics, and tubular material procurement have been completed for both K-29 and WK-5. The first of the two new wells, K-29, is expected to be spudded in late May 2026.

The recent conflict in the Middle East and the closure of the Strait of Hormuz caused the global oil price experience heightened volatility and uncertainty, which has led to a sharp increase in global oil prices since February 2026. The brent crude oil price had an average price of $103 per barrel in March, which is $32 per barrel higher than the average in February 2026. This trend has led to a higher Indonesian Crude Price (ICP). In 2024, the range of ICP prices fluctuated between $69.02 and $86.63 per barrel with an average of $76.48 per barrel. In 2025, the ICP fluctuated between $59.78 and $74.74 per barrel with an average of $65.52 per barrel, which reflected a decrease of approximately14.33%, compared to the average ICP in 2024. Due to the conflict in Iran, the ICP in the first three months of 2026 showed an increasing trend. The ICP in February 2026 was around $68.79 per barrel which is approximately 6.8% higher than the ICP in January 2026. In March, ICP increased dramatically to $102.26 per barrel. It is our expectation that for the year of 2026, the oil price will be around US$96 per barrel. This will help us establish a stable cash flows for our company, enhance our liquidity and may provide us with enhanced access to capital resources. In recent years, the U.S. has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including Indonesia. The U.S. has imposed a 32% tariff on U.S. imports from Indonesia in April 2025, which has been temporarily paused for 90 days to allow for negotiations. During this period, Indonesia has proposed to increase its imports from the U.S. by up to $19 billion, including approximately $10 billion in energy purchases, such as crude oil and liquefied petroleum gas. The tariffs imposed by the U.S. in April 2025 could create downward pressure on the price of oil and other adverse economic outcomes in the near and over the longer term. As of February 2026, the United States and Indonesia entered into a bilateral trade agreement, pursuant to which the previously announced 32% tariff rate was reduced, with a general ceiling of approximately 19% applied to most Indonesian-origin goods, and certain products receiving preferential or zero-duty treatment. While we operate exclusively in domestic markets in Indonesia and are not directly exposed to tariffs as we have no products imported from, or exported to the U.S., the instability caused by tariffs and trade wars could still have an adverse effect on our business, financial condition, access to capital, and results of operations and thus affect our ability to continue as a going concern. See “Risk Factor - Our business, financial condition, and results of operations may be adversely affected by the imposition of tariffs, changes in trade policies, trade wars, and fluctuations in global economic conditions and energy prices” on page 5.

Other than the foregoing, the management is unaware of any other trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

Results of Operations

The table below sets forth certain line items from our Consolidated Statement of Operations for the years ended December 31, 2025, 2024 and 2023:

	For The Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Revenue	$2,012,543	$2,667,508	$3,525,454
Lease operating expenses	2,577,483	2,764,958	2,950,869
Depreciation, depletion and amortization	559,925	665,187	702,217
General and administrative expenses	3,453,484	5,170,103	3,368,029
Total other income (expense), net	(521,456)	(410,801)	852,977
Loss before income tax	(5,099,805)	(6,343,541)	(2,642,684)
Income tax provision	-	-	-
Net loss	$(5,099,805)	$(6,343,541)	$(2,642,684)
Actuarial gain for post-employment benefits	3,266	4,715	8,543
Total comprehensive loss	$(5,096,539)	$(6,338,826)	$(2,634,141)

Year ended December 31, 2025 compared with year ended December 31, 2024

Revenue

Total revenue for the year ended December 31, 2025 was $2,012,543, compared to $2,667,508 for the year ended December 31, 2024, representing a decrease of $654,965, or 24.55%, primarily due to a reduction in oil production as the production is expected to decline progressively each year and decrease in oil price.

Lease operating expenses

Lease operating expenses decreased by $187,475, or 6.78%, for the year ended December 31, 2025, compared to the same period in 2024, mainly attributable to a decline in production volume and the absence of any newly developed wells in 2025.

Depreciation, depletion and amortization (DD&A)

The amount of DD&A decreased by $105,262, or approximately 15.82% for the year ended December 31, 2025, compared to the same period in 2024, mainly due to a decrease in depletion expenses as there was an increase in total estimated proved reserves and decrease in production in the year 2025.

General and Administrative Expenses

General and administrative expenses reduced to $3,453,484 or approximately 33.20%, for the year ended December 31, 2025 as compared to the same period in 2024 due to no share based compensation in the year, decrease in office expenses, travel expenses and professional services fees.

Total other expense, net

There was other expense, net of $521,456 for the year ended December 31, 2025 as compared to other expenses, net of $410,801 in the same period in 2024. The increase in number was mainly due to an increase in allowance on other receivables and a decrease in fair value change of warrant liability. There was a foreign exchange gain of $78,467 for the year ended 2025, compared to an exchange loss of $116,107 in the year 2024.

Net Loss

We had net loss of $5,099,805 for the year ended December 31, 2025, as compared to $6,343,541 for the same period in 2024, with the decrease in loss being due to the combination of the factors discussed above.

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

General and Administrative Expenses

General and administrative expenses increased to $5,170,103 or approximately 53.51%, for the year ended December 31, 2024 as compared to the same period in 2023 due to a large increase in Share Based Compensation, office expenses and professional services fees.

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

Critical Accounting Estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, included elsewhere in this annual report. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating accounting estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Out of our significant accounting estimates, which are described in Note 2 — Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this annual report, as it requires management’s highest degree of judgment, estimates and assumptions. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

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

As reflected in our consolidated financial statements, we have incurred a net loss of $5,099,805, $6,343,541 and $2,642,684 for the years ended December 31, 2025, 2024 and 2023, respectively. During the years ended December 31, 2025, 2024 and 2023, we had a negative cash flow from operating activities of $5,434,852, $3,087,099 and $2,978,919, respectively. As of December 31, 2025, we had accumulated deficits of $51,026,783. While we had a cash balance of $5,459,309 and working capital balance of $6,035,883 as of December 31, 2025, it may not be sufficient to fund its planned operations and contractual obligations for the next twelve months from the date of issuance of the financial statements included in this report. These conditions indicated a substantial doubt about the our ability to continue as a going concern.

We have financed the operations primarily through cash flow from operations and proceeds from equity instrument financing, where necessary.

Since March 2024, we progressively registered and amended our securities offerings to facilitate capital raising through our ATM Agreement, as amended:

●	On March 22, 2024, we filed a New F-3 Registration Statement (effective May 31, 2024). This covered a $9,600,000 base prospectus for various securities and a prospectus supplement for the sale of up to $4,267,622 in ordinary shares under the ATM Agreement, as amended by the ATM Amendment No.1.

●	On December 18, 2024, June 17, 2025, February 5, 2026 and April 27, 2026, we filed the ATM Prospectus Supplements to increase our ATM offering limits. As a result of those limits, the aggregate amount available for sale by us was approximately $3,863,045, $3,219,305, $7,922,577 and $14,171,399, respectively, as of December 18, 2024, June 16, 2025, February 5, 2026 and April 27, 2026. Under the ATM Prospectus Supplements, we registered up to $3,850,000, $3,200,000, $7,900,000, and $14,100,000, respectively, worth of ordinary shares, including $906,305, $988, $637, and $5,823,779, respectively, worth of ordinary shares from the ATM Prospectus Supplements that were unsold prior to December 18, 2024, June 16, 2025, February 5, 2026, and April 27, 2026.

As of the date of the annual report, we have raised accumulated $17.8 million from the ATM offering and there is $14.1 million available under the ATM offering.

As of April 27, 2026, we had approximately $4.8 million of cash, which is placed with financial institutions and is unrestricted as to withdrawal or use. We intend to mitigate the conditions of substantial doubt and meet the cash requirements for the next 12 months from the issuance date of the audited consolidated financial statements by implementing management’s remedial plan, including a combination of improving operational efficiency, cost reductions and debt and equity financing. We plan to collect the receivables timely and arrange payment schedule in accordance with the cash management plan.

If we fail to achieve these goals, we will likely need additional financing to execute our business plan. If additional financing is required, we may seek to raise capital through our ATM program. However, we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all, as we may elect not to utilize the ATM facility due to unfavorable market prices or find that such funds are otherwise unavailable when needed.

In the event that financing sources are not available from any source, or that we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the our business, prospects, financial condition and results of operations.

We have prepared the consolidated financial statements on a going concern basis. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on the financial statements.

Cash flows

The following table sets forth certain historical information with respect to our statements of cash flows for the years ended December 31, 2025, 2024 and 2023:

	For The Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Net cash used in operating activities	$(5,434,852)	$(3,087,099)	$(2,978,919)
Net cash used in investing activities	(244,021)	(2,821,110)	(419,459)
Net cash provided by financing activities	6,564,186	8,405,018	-
Effect of exchange rate changes on cash and restricted cash	-	-	-
Net change in cash and restricted cash	$885,313	$2,496,809	$(3,398,378)
Cash and restricted cash at beginning of year	6,493,996	3,997,187	7,395,565
Cash and restricted cash at end of year	$7,379,309	$6,493,996	$3,997,187

Year ended December 31, 2025 compared with year ended December 31, 2024

Operating activities

Operating activities used approximately $5.44 million in cash for the year ended December 31, 2025, as compared to $3.09 million for the same period in 2024, representing an increase of approximately $2.35 million, or approximately 76.13%, primarily due to the changes in prepayment and other current assets.

Investing activities

Net cash used in investing activities for the year ended December 31, 2025 was approximately $0.24 million, as compared to approximately $2.82 million for the year ended December 31, 2024. The significant decrease was mainly due to a decrease in cash paid for exploration and development expenditures.

Financing activities

Net cash received from financing activities for the year ended December 31, 2025 was around $6.56 million, as compared to $8.40 million for the year ended December 31, 2024. All inflows from financing activities were generated through our ATM offering.

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

Transfers of Funds Through Our Corporate Organization

With respect to how cash funds are transferred from our company to WJ Energy and subsequently to our operating subsidiaries in Indonesia, such transfers are undertaken in the form of shareholder loans to fund capital, operational and general and administrative expenditures of our operating subsidiaries. For the years ended December 31, 2025 and 2024: (i) the total amount of cash transferred from us to WJ Energy was $2,985,308 and $3,407,895, respectively, and (ii) the total amount of cash transferred from WJ Energy to our operating subsidiaries was $2,985,308 and $3,326,894, respectively. For the years ended December 31, 2024 and 2023: (i) the total amount of cash transferred from us to WJ Energy was $3,566,699 and $3,326,895, respectively, and (ii) the total amount of cash transferred from WJ Energy to our operating subsidiaries was $3,486,071 and $8,675,000, respectively. All the above-mentioned transactions have been made through bank accounts owned by each respective company in Indonesia. Our parent company, WJ Energy and our operating subsidiaries each hold bank accounts in Indonesia to minimize international or cross-border cash transfers.

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

Research and development

Development costs that are expected to generate probable future economic benefits can be capitalized as intangible assets. All other research and development expenditure is recognized in expense as incurred. For the years ended December 31, 2025, 2024 and 2023, the Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dr. Wirawan Jusuf	40	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	71	President
Chia Hsin “Charlie” Wu	73	Chief Technology Officer, prior Chief Operating Officer
Mirza F. Said	60	Chief Operating Officer and Director, prior Chief Business Development Officer
James J. Huang	39	Chief Investment Officer and Director
Gregory L. Overholtzer	69	Chief Financial Officer
Mochtar Husein	68	Independent Director
Benny Dharmawan	43	Independent Director
Ahmad Fathurachman	34	Independent Director
Michael L. Peterson	64	Independent Director

Dr. Wirawan Jusuf is a co-founder, Chief Executive Officer and Chairman of the board of directors of our company, and has served as the Chief Executive Officer of WJ Energy since 2014. Since 2015, Dr. Jusuf has also served as a co-founder and Commissioner of Pt. Asiabeef Biofarm Indonesia, a fully integrated and sustainable cattle business company in Indonesia. Dr. Jusuf also serves as the Director of Maderic Holding Limited, a private investment firm and our largest shareholder, which he founded in 2014. Dr. Jusuf began his professional career when he co-founded and served as the Director of Pt. Wican Indonesia Energi, an oil and gas services company, from 2012 to 2014. Dr. Jusuf holds a medical degree from the University of Tarumanagara in Jakarta, Indonesia, a Master of Public Health (MPH) from Universitas Gadjah Mada in Jogjakarta, Indonesia, and a Doctorate in Leadership and Policy Innovation from Universitas Gadjah Mada in January 2026. We believe Dr. Jusuf is qualified to serve in his positions with our company due to his strong qualifications in business development, government relations and strategic planning.

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

Dr. Chia Hsin (Charlie) Wu has served as our Chief Technology Officer since January 2024 and previously served as our Chief Operating Officer since 2018. Dr. Wu is a highly qualified and recognized oil and gas industry veteran with over 40 years of experience. Dr. Wu has been responsible for building and leading the upstream exploration and production teams for 3 independent oil and gas companies in Indonesia over the last 15 years. Prior to joining our company, since 2017 Dr. Wu has been acting as the Chief Technology Officer for Pt. Pandawa Prima Lestari, an oil and gas company operating a PSC block in Kalimantan, as well as an independent oil and gas consultant. Dr. Wu previously served as the Director of Operations and Chief Operating Officer of Pt. Sugih Energy TBK, an oil and gas exploration and production company with 4 PSC blocks in Central and South Sumatera from 2013 to 2016. From 2010 to 2013, Dr. Wu was the President Director of Pacific Oil & Gas Indonesia, an oil and gas company operating 2 PSC blocks in North Sumatra and one KSO block in Aceh. Prior to 2010, Dr. Wu had transitioned into the senior role of Vice-President and General Manager with Petroselat Ltd., operator of an exploration and production PSC block in Central Sumatra between 2000 and 2010, and simultaneously served as Chief Operating Officer at International Mineral Resources Inc from 2003 to 2010. From 1999 to 2000, Dr. Wu served as an Exploration Consultant with EMP Kondur Petroleum, an oil company which operated a production PSC in Central Sumatra. From 1981 to 1999, Dr. Wu worked in a variety of roles internationally with Atlantic Richfield Company (ARCO, now recognized as BP Plc). Dr. Wu worked in the position of Geological Specialist from 1996 to 1999 in Jakarta, Indonesia. From 1990 to 1995, Dr. Wu worked as a New Venture Geologist with the ARCO organization in Plano, Texas, and from 1985 to 1990, Dr. Wu worked as an Exploration Coordinator of the for ARCO in Jakarta, Indonesia. Dr. Wu began his work with ARCO from 1983 to 1985 as an explorationist in Plano, Texas, during which time he earned ARCO’s “Exploration Excellence Award” on the Vice-President Level for providing training to worldwide staff in geohistory and basin modelling with subsequent exploration successes. From 1979 to 1981, Dr. Wu worked as a Petrophysical Supervisor with Core Laboratories Inc. Dr. Wu began his career as a Research Specialist with the U.S. Department of Energy at the University of Oklahoma in 1979. Dr. Wu completed his Postgraduate Diploma in Business Administration at DeMontfort University in 2000 and earned his Ph.D. in Geosciences in 1991 at the University of Texas. He also completed his Masters of Science in Geology at the University of Toledo in 1979. Prior to his graduate studies, Dr. Wu earned his Bachelors of Science degree in Geology at National Taiwan University in 1975. Dr. Wu was once an Adjunct Associate Professor at the University of Texas at Dallas between 1995 and 2000 and has served as a lecturer at the University of Indonesia since 2006. Dr. Wu has also been a member of American Association of Petroleum Geologists (AAPG) since 1979.

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

Mochtar Husein has served as a Director of our company since October 2018. From 2013 to 2018, Mr. Husein acted as Inspector General of Inspectorate General of the MEMR. From 2014 to 2018, Mr. Husein also served as Commissioner of Pt. Timah (Persero) Tbk, an Indonesian state-owned enterprise engaged in tin mining and listed on Indonesia Stock Exchange. In 2012, Mr. Husein served as Director of Indonesian Government Institution Supervision of Public Welfare and Defence & Security, and from 2009 to 2012, he served as the Head of the Representative Office of the Indonesian State Finance & Development Surveillance Committee (known as BPKP) in Central Java Province. From 2005 to 2009, he served as Director of Fiscal and Investment Supervision in the BPKP, and during 2004, he served as the Head of the Representative Office of BPKP in Lampung Province. From 2000 to 2004, Mr. Husein served as Head of Indonesian State & Regionally Owned Enterprises Supervision in Jakarta. From 1997 to 2000, Mr. Husein concurrently served as Head of Indonesian State & Regionally Owned Enterprises Supervision in East Nusa Tenggara Province and the Section Head of Fuel & Non-Fuel Distribution Supervision. Mr. Husein began his professional career in 1993 as Section Head of Services, Trading & Financial Institution Supervision in Bengkulu Province and served in a range of senior positions with the BPKP until 2012. Mr. Husein holds a Forensic Auditor Certification. He earned his Bachelor’s degree in Economics at the Brawijaya University, Malang in East Java. We believe Mr. Husein is qualified to serve as a Director of our company due to his expertise in investigative auditing, compliance and corporate governance.

Benny Dharmawan has served as a Director of our company since October 2018. Since 2006, following his previous international experiences throughout Australia, United Kingdom and the United States, Mr. Dharmawan has served as the Chief Compliance Officer for GIGA Carbon Neutrality Inc., a Canadian incorporated private company headquartered in London and offices in New York and Beijing, primarily engaged in the manufacturing and sales of zero emission commercial vehicle and equipment which integrates hydrogen fuel cells with electric battery. Mr. Dharmawan has also served as Director of Pt. Panasia Indo Resources Tbk., a holding company that primarily engages in yarn manufacturing and synthetic fibers through its subsidiaries, and in the mining sector. Since 2015, Mr. Dharmawan has served as a Controller at Pt. Sinar Tambang Arthalestari, a fully integrated cement producer in Central Java, Indonesia. From 2007 to 2015, Mr. Dharmawan held a series of senior positions at the Macquarie Group, a global provider of banking, advisory, trading, asset management and retail financial services, based in New York, London and Sydney. Mr. Dharmawan earned his Bachelor’s degree in Commerce at the Macquarie University in Australia, a Master’s degree in Applied Finance and Investments in Kaplan, Australia and a MBA from Gadjah Mada University in Indonesia. We believe Mr. Dharmawan is qualified to serve as a Director of our company due to his previous international professional accomplishments, particularly his expertise in risk management, compliance, financial markets, business management and strategic and tactical planning.

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

Board of Directors and Committees

General

Our board of directors consists of seven (7) directors. A majority of our board of directors (namely, Mochtar Husein, Benny Dharmawan, Ahmad Fathurachman and Michael L. Peterson) are independent, as such term is defined by the NYSE American.

A director may be appointed by ordinary resolution or by the directors. Each director shall be appointed for a term expiring at the next-following annual general meeting of the Company. At any such annual general meeting, our directors will be elected by ordinary resolution.

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

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Michael L. Peterson (3)	(2)	—	—
Ahmad Fathurachman	—	(1)	(2)
Benny Dharmawan	(1)	(2)	(1)
Mochtar Husein	(1)	(1)	—

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

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

Interested Transactions

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, the Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to: (a) the giving of any security, guarantee or indemnity in respect of: (i) money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries; or (ii) a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security; (b) where the Company or any of its subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to or may participate; (c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate; (d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or (e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the law) indemnities in favour of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of any thing to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or which falls within the above exceptions.

Remuneration and Borrowing

Until otherwise determined by the Company by ordinary resolution, our directors may receive such remuneration as our board of directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

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

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2025 and 2024.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(2)	Total ($)
Dr. Wirawan Jusuf	2025	297,000	-	-	-	-	-	-	297,000
Chief Executive Officer	2024	297,000	-	-	279,000	-	-	-	576,000

Frank C. Ingriselli	2025	150,000	-	-	-	-	-	-	150,000
President	2024	150,000	-	161,960	-	-	-	-	311,960

Gregory L. Overholtzer	2025	80,000	-	-		-	-	-	80,000
Chief Financial Officer	2024	80,000	-	-	55,800	-	-	-	135,800

Mirza F. Said	2025	204,000	-	-	-	-	-	-	204,000
Chief Operating Officer	2024	204,000		-	279,000	-	-	-	483,000

Chia Hsin “Charlie” Wu	2025	204,000	-	-	-	-	-	-	204,000
Chief Technology Officer	2024	204,000	-	-	139,500	-	-	-	343,500

James J. Huang	2025	240,000	-	-	-	-	-	-	240,000
Chief Investment Officer	2024	240,000	-	-	279,000	-	-	-	519,000

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

Outstanding Equity Awards at 2025 Year-End

The following table provides information regarding each unexercised share option held by the named executive officers as of December 31, 2025.

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

In connection with the Reverse Stock Split, the number of share options granted as described below decreased accordingly.

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

Frank C. Ingriselli

On February 27, 2019, our board of directors approved an employment agreement with Frank C. Ingriselli and we entered into such agreement (which we refer to as the Ingriselli Agreement) with Mr. Ingriselli, effective February 1, 2019, under which he serves as our President. We also entered into a share option agreement with Mr. Ingriselli effective as of February 1, 2019. The Ingriselli Agreement was subsequently amended in 2020, 2022 and 2024, respectively, with the term extended through December 31, 2026, unless terminated earlier pursuant to the terms of the Ingriselli Agreement. The Ingriselli Agreement is not subject to automatic renewal.

Pursuant to the terms and provisions of the Ingriselli Agreement, as amended, Mr. Ingriselli is currently entitled to a pre-tax annual base salary of $150,000, plus cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors. He was also granted an award of 30,000 ordinary shares, vesting on July 1, 2026 and subject to a lock-up period of 180 days from the vesting date.

We may terminate the Ingriselli Agreement, as amended, without cause upon 30 days’ prior written notice and Mr. Ingriselli may resign with or without cause upon 30 days’ prior written notice. We may also immediately terminate Ingriselli Agreement, as amended for cause (as set forth in the Ingriselli Agreement). Upon the termination of the Ingriselli Agreement for any reason, Mr. Ingriselli will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Ingriselli is terminated during the term of the employment agreement other than for cause, Mr. Ingriselli is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination. In addition, the Ingriselli Agreement, as amended will terminate prior to its scheduled expiration date in the event of Mr. Ingriselli’s death or disability.

The Ingriselli Agreement, as amended, also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Ingriselli Agreement, as amended, is governed by Cayman Islands law.

Under Mr. Ingriselli’s share option agreement, Mr. Ingriselli was granted an option to purchase 37,500 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Ingriselli’s option has been vested as follows (assuming, in each case, that Mr. Ingriselli remains employed with us): (a) 18,750 ordinary shares have been vested on the date of effectiveness of our initial public offering registration statement, (b) 9,375 ordinary shares have been vested on the 180th day following the closing of our initial public offering; and (c) 9,375 ordinary shares have been vested on the first anniversary of the closing of our initial public offering. The share option agreement was governed by Cayman Islands law. As of the date of this annual report, those options have been exercised in full and a total of 37,500 ordinary shares have been issued.

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

Under Mr. Huang’s share option agreement, Mr. Huang was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Huang’s option has been vested as follows (assuming, in each case, that Mr. Huang remains employed with us): (a) 50,000 ordinary shares have been vested on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares have been vested on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares have been vested on the third anniversary of the closing of our initial public offering. On December 16, 2024, Mr. Huang was granted an additional option under a new share option agreement to purchase 100,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $2.79 per share, which have been vested and became exercisable immediately on December 16, 2024, expiring on December 16, 2034. The share option agreements were governed by Cayman Islands law. As of the date of this annual report, 100,000 options have been exercised and a total of 100,000 ordinary shares have been issued.

Gregory L. Overholtzer

On February 27, 2019, our board of directors approved an employment agreement with Gregory L. Overholtzer and we entered into such agreement (which we refer to as the Overholtzer Agreement) with Mr. Overholtzer effective February 1, 2019, under which he serves as our Chief Financial Officer. The Overholtzer Agreement was subsequently amended in 2020, 2022 and 2024, respectively, with the term extended through December 31, 2027, unless terminated earlier pursuant to the terms of the Overholtzer Agreement. The Overholtzer Agreement is not subject to automatic renewal.

Pursuant to the terms and provisions of the Overholtzer Agreement, as amended, Mr. Overholtzer is currently entitled to a pre-tax annual base salary of $80,000, plus cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

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

On December 16, 2024, Mr. Overholtzer was granted an option under a share option agreement to purchase 20,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $2.79 per share, which has been vested and became exercisable immediately on December 16, 2024, expiring on December 16, 2034. The share option agreement is governed by Cayman Islands law. As of the date of this annual report, those options have not been exercised.

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

Pursuant to the terms and provisions of the Wu Agreement, Dr. Wu is entitled to an annual base salary of $204,000, cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

On January 16, 2024, we entered into the Wu First Amendment with Dr. Wu, effective January 16, 2024. The Wu First Amendment amended and restated the Wu Agreement between us and Dr. Wu. Pursuant to the Wu First Amendment: (i) Dr. Wu serves as our Chief Technology Officer (“CTO”), effective from January 16, 2024; (ii) the pre-tax annual base salary for Dr. Wu remains at US$204,000; (iii) Dr. Wu shall perform the duties and responsibilities (a) typically associated with the office of CTO of a similarly sized U.S. listed public company in the oil and gas exploration and production sector and (b) those outlined in the Wu First Amendment. As a result of the Wu First Amendment, Dr. Wu is our CTO, and is no longer our COO. Except for the foregoing, no further changes were made to the Wu First Amendment.

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

The Wu Agreement, as amended, also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Wu Agreement is governed by Cayman Islands law.

Under Dr. Wu’s share option agreement, Dr. Wu was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Dr. Wu’s option has been vested as follows (assuming, in each case, that Dr. Wu remains employed with us): (a) 50,000 ordinary shares have been vested on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares have been vested on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares have been vested on the third anniversary of the closing of our initial public offering. On December 16, 2024, Dr. Wu was granted an additional option under a new share option agreement to purchase 50,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $2.79 per share, which have been vested and became exercisable immediately on December 16, 2024, expiring on December 16, 2034. The share option agreements are governed by Cayman Islands law. As of the date of this annual report, an aggregate of 100,000 options have not been exercised.

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

Pursuant to the terms and provisions of the Said Agreement, Mr. Said is entitled to an annual base salary of $204,000, cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

On January 16, 2024, we entered into the Said First Amendment with Mr. Said, effective January 16, 2024. The Said First Amendment amended and restated the Said Agreement between us and Mr. Said.

Pursuant to the Said First Amendment: (i) Mr. Said serves as our Chief Operating Officer (“COO”), effective from January 16, 2024; (ii) the pre-tax annual base salary for Mr. Said remains at US$204,000; and (iii) Mr. Said shall perform the duties and responsibilities (a) typically associated with the office of COO of a similarly sized U.S. listed public company in the oil and gas exploration and production sector and (b) those outlined in the Said First Amendment. As a result of the Said First Amendment, Mr. Said, is our COO, and is no longer our Chief Business Development Officer, and no other individual was appointed to this position. Except for the foregoing, no further changes were made to the Said First Amendment.

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

The Said Agreement, as amended, also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Said Agreement is governed by Cayman Islands law.

Under Mr. Said’s share option agreement, Mr. Said was granted an option to purchase 150,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Said’s option have been vested as follows (assuming, in each case, that Mr. Said remains employed with us): (a) 50,000 ordinary shares have been vested on the first anniversary of the closing of our initial public offering, (b) 50,000 ordinary shares have been vested on the second anniversary of the closing of our initial public offering; and (c) 50,000 ordinary shares have been vested on the third anniversary of the closing of our initial public offering. On December 16, 2024, Mr. Said was granted an additional option under a new share option agreement to purchase 100,000 ordinary shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $2.79 per share, which have been vested and became exercisable immediately on December 16, 2024, expiring on December 16, 2034. The share option agreements are governed by Cayman Islands law. As of the date of this annual report, an aggregate of 150,000 options have not been exercised.

Non-Employee Director Compensation

For the year ended December 31, 2025, each independent director receives annual cash compensation equal to $30,000 per year for such directors’ services to our board of directors. In addition to the annual cash compensation for serving on our board of directors, each independent director that also serves on a committee of our board of directors receives compensation as follows: each member of the audit committee and compensation committee (not including the chairperson) receives annual cash compensation of $3,000 per year and each member of the Nominating and Corporate Governance Committee (not including the chairperson) receives annual cash compensation of $3,000 per year. The chairperson of our Audit Committee receives annual compensation of $27,000 and the chairperson of our Compensation Committee receives annual compensation of $6,000 and the chairperson of our Nominating and Corporate Governance Committee receives annual compensation of $3,000.

Equity Awards for Non-Employee Directors

As of December 31, 2025, no non-employee directors were granted options.

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

Employees

As of December 31, 2025, 2024 and 2023, we had 39, 31, and 33 permanent employees, respectively, and 42, 42, and 42 contract employees, respectively. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we believe we maintain good relationships with our employees.

The table below sets forth the breakdown of our employees by function as of December 31, 2025:

Function	Number of Employees	% of Total
Senior Management	7	8.64%
Subsurface	3	3.71%
Engineering	4	4.94%
Operation and Production	5	6.17%
Finance and Accounting	8	9.88%
Administration, Procurement and Human Resources	9	11.11%
Health, Safety, Security and Environment (or HSSE)	2	2.47%
Local Relations	1	1.23%
Operation Contract Employees (production, construction and HSSE)	42	51.85%
Total (including 39 permanent employees and 42 contract employees)	81	100%

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

Section 16(a) Beneficial Ownership Reporting Compliance

Directors and officers of foreign private issuers (FPIs) with a class of equity securities registered under Section 12 of the Exchange Act must begin disclosing their holdings and transactions in the FPI’s equity securities on March 18, 2026, the effective date of the recently enacted Holding Foreign Insiders Accountable Act (HFIA). The HFIA Act, enacted on Dec. 18, 2025, amended Section 16(a) of the Exchange Act to require every person who is a director or an officer of an Exchange Act reporting FPI (but not “10 percent holders” who beneficially own more than 10 percent of any class of equity securities of such FPIs) to file Section 16 reports electronically and in English. Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that as of the date of this report,  all reports applicable to our executive officers and directors were filed in a timely manner in accordance with Section 16(a) of the Exchange Act, except for Mr. Chia Hsin “Charlie” Wu, whose Form 3 filing dated March 19, 2026 was delayed for one day due to his sickness for a minor surgery.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 27, 2026 by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws. Percentage ownership of our ordinary shares in the following table is based on 15,386,840 ordinary shares outstanding as of April 27, 2026. Unless otherwise noted, the business address for each of our directors and executive officers is GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Dr. Wirawan Jusuf (1)	5,367,767	34.66%
Frank C. Ingriselli (2)	60,000	*
Mirza F. Said (3)	195,545	*
James J. Huang (4)	195,545	*
Chia Hsin “Charlie” Wu (5)	145,545	*
Gregory L. Overholtzer (6)	20,000	*
Mochtar Husein (7)	20,000	*
Benny Dharmawan (8)	20,000	*
Ahmad Fathurachman (9)	10,000	*
Michael L. Peterson (10)	20,000	*
All directors and officers as a group (ten individuals)	6,054,402	36.82%
5% shareholders:
MADERIC Holding Limited (1)	5,222,222	33.94%

(1)	Represent 5,367,767 ordinary shares beneficially owned by Dr. Wirawan Jusuf, our Chairman and Chief Executive Officer, including (i) 5,222,222 ordinary shares held of record by MADERIC Holding Limited, a Hong Kong company, (ii) 45,545 ordinary shares held of record by Dr. Wirawan Jusuf, and (iii) options to purchase 100,000 ordinary shares at $2.79 per share, which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options within 60 days of the date of this annual report. Dr. Wirawan Jusuf, our Chairman and Chief Executive Officer, is the sole director of MADERIC Holding Limited, and thus holds voting and dispositive control over the shares held by MADERIC Holding Limited.

(2)	Represents 60,000 ordinary shares held of record by Frank C. Ingriselli, with 30,000 ordinary shares vested on July 1, 2024, and 30,000 ordinary shares vested on January 1, 2025, under a lock-up period of 180 days from each vesting date.

(3)	Represents 195,545 ordinary shares beneficially owned by Mirza F. Said, including (i) 45,545 ordinary shares held of record by Mirza F. Said, (ii) options to purchase 50,000 ordinary shares at $11.00 per share, which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering), and (iii) options to purchase 100,000 ordinary shares at $2.79 per share, which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options within 60 days of the date of this annual report.

(4)	Represents 195,545 ordinary shares beneficially owned by James J. Huang, including (i) 45,545 ordinary shares held of record by James J. Huang, (ii) options to purchase 50,000 ordinary shares at $11.00 per share, which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering), and (iii) options to purchase 100,000 ordinary shares at $2.79 per share, which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options within 60 days of the date of this annual report.

(5)	Represents 145,545 ordinary shares beneficially owned by Chia Hsin “Charlie” Wu, including (i) 45,545 ordinary shares held of record by Chia Hsin “Charlie” Wu, (ii) options to purchase 50,000 ordinary shares at $11.00 per share, which vested on December 23, 2022 (the third anniversary of the closing of our initial public offering), and (iii) options to purchase 50,000 ordinary shares at $2.79 per share, which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options within 60 days of the date of this annual report.

(6)	Represent options to purchase 20,000 ordinary shares at $2.79 per share, which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Gregory L. Overholtzer within 60 days of the date of this annual report.

(7)	Represent options to purchase 20,000 ordinary shares at $2.79 per share, which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Mochtar Husein within 60 days of the date of this annual report.

(8)

Represent options to purchase 20,000 ordinary shares at $2.79 per share, which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Benny Dharmawan within 60 days of the date of this annual report.

(9)

Represent options to purchase 10,000 ordinary shares at $2.79 per share, which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Ahmad Fathurachman within 60 days of the date of this annual report.

(10)

Represent options to purchase 20,000 ordinary shares at $2.79 per share, which vested on December 16, 2024, all of which are issuable upon the exercise of the vested options by Michael L. Peterson within 60 days of the date of this annual report.

*	Less than one percent.

Related Party Transactions

Other than the executive and director compensation and other arrangements discussed in the “Item 6. Directors, Senior Management and Employees” of this report, we have identified the related party transaction as shown below:

Since January 1, 2023, we leased Giesmart Plaza Zone 2 and Zone 1, 3&4 for KSO and combined office space for CNE, HNE and HWE, respectively, from PT. Wirannusa Karana Mardika (PT WKM). PT WKM is owned by our CEO, Dr. Wirawan Jusuf, who holds 50% of the ownership. The lease term for Giesmart Plaza Zone 2 was initially from January 1, 2023 to March 31, 2024, and extended to March 31, 2025 and further extended to March 31, 2026, which is currently in the process of renewal. The lease term for Giesmart Zone 1, 3&4 was from January 1, 2023 to September 30, 2024, which was extended to September 30, 2027.

During the year ended December 31, 2025, we incurred rent expense of $69,205 for Giesmart Plaza Zone 2, and $78,823 for Zones 1, 3&4, respectively. For the year ended December 31, 2024, we incurred rent expense of $75,253 for Giesmart Plaza Zone 2, and $80,364 for Zones 1, 3&4. For the year ended December 31, 2023, we had rent expense of $84,253 for Giesmart Plaza Zone 2, and $73,972 for Zones 1, 3&4, respectively. As of December 31, 2025 and 2024, we owed $1,383 and $2,687, respectively, to PT WKM.

Our audit committee is required to review and approve any related party transaction we propose to enter into. Our audit committee charter details the policies and procedures relating to transactions that may present actual, potential or perceived conflicts of interest and may raise questions as to whether such transactions are consistent with the best interest of our company and our shareholders.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

As of December 31, 2025, 2024 and 2023, all of our accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the KSO by Pertamina. This concentration of receivables from one party may impact our overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2025, 2024 and 2023, 100% of our revenues were generated through the operatorship of Kruh Block. We do not believe that there will be any material adverse change in the operatorship of Kruh Block or the KSO.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our design and operation of our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2025 were ineffective due to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. Our management also concluded that we had a cyber security-related deficiency due to the lack of sufficient controls designed and implemented in IT environment and IT general control activities, which were mainly associated with areas of password management as well as cyber security management. Our goal is to remediate deficiencies in our disclosure controls via the actions described under “Management’s Annual Report on Internal Control over Financial Reporting” below.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2025 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Management conducted an evaluation of the effectiveness of our control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2025, we identified material weaknesses in our internal control over financial reporting as of December 31, 2025. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (the “PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

During 2025, to remediate the identified material weaknesses and improve the internal control over financial reporting, we understood the Company has sought to implement and will continue to implement a number of measures to address the material weaknesses, including the following:

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

C. Attestation Report of the Registered Public Accounting Firm

As we completed our initial public offering on December 19, 2019, we ceased to qualify as an emerging growth company as of December 31, 2025 under Section 404. We are currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended December 31, 2025 because we are neither an accelerated filer nor a large accelerated filer, even though we are no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC. We will incur additional expenses in connection with compliance with these regulations and our management will need to devote additional time and effort to implement and comply with such requirements.

However, we are currently not required to have our registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting under Section 404(b) because we are neither an accelerated filer nor a large accelerated filer, and are no longer an emerging growth company.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, Marcum Asia CPAs LLP, for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Audit Fees[1]	$392,000	$344,000	$345,000
Tax Fees	-	-	-
All Other Fees	-	-	-
Total fees	$392,000	$344,000	$345,000

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, effective April 23, 2024, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is filed as Exhibit 99.6 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have not implemented cybersecurity risk management regulations and mainly rely on technological safeguards installed in the computer systems. We are reliant on third parties to service parts of our information technology (“IT”) infrastructure. We do not have processes to oversee and identify risks from cybersecurity threats associated with the use of any third-party service provider.

In the year ended December 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, as of December 31, 2025, our management determined that we lacked sufficient controls designed and implemented in our IT environment and IT general control activities, which were mainly associated with areas of password management as well as cyber security management.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business-Cyber-attacks targeting systems and infrastructure used by the oil and gas industry may adversely impact our operations.”

Governance

We outsource our IT support, including any cybersecurity services, to a third-party IT service provider and do not retain in-house IT personnel.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the reports of Marcum Asia CPAs LLP, is set forth on pages F-1 through F-44 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit		Incorporated Herein by Reference
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Memorandum of Association of the Registrant	F-1	333-232894	3.1	November 12, 2019
3.2	Amended and Restated Articles of Association of the Registrant	F-1	333-232894	3.2	November 12, 2019
4.1	Description of the Registrant’s Securities*
10.1	Sale and Purchase of Shares and Receivables Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited, HFO Investment Group Limited, Opera Cove International Limited and WJ Energy Group Limited.	F-1	333-232894	10.1	July 30, 2019
10.2	Debt Conversion Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited and HFO Investment Group Limited	F-1	333-232894	10.2	July 30, 2019
10.3	Debt Acknowledgement Note, dated June 30, 2018 (Maderic Holding Limited)	F-1	333-232894	10.3	July 30, 2019
10.4	Debt Acknowledgement Note, dated June 30, 2018 (HFO Investment Group)	F-1	333-232894	10.4	July 30, 2019
10.5	Contract regarding acquisition of Citarum Block and/or the 2016 joint study regarding the Citarum Block (Joint Study Agreement)	F-1	333-232894	10.5	November 12, 2019
10.6	Technical Assistance Contract with PT Pertamina in regards to the Kruh Block	F-1	333-232894	10.6	July 30, 2019
10.7	Letter extending Kruh contract	F-1	333-232894	10.7	August 21, 2019
10.8	Employment Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.8	July 30, 2019
10.9	Share Option Agreement, dated February 1, 2019, between the Registrant and Dr. Wirawan Jusuf+	F-1	333-232894	10.9	July 30, 2019
10.10	Employment Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.10	July 30, 2019
10.11	Share Option Agreement, dated February 1, 2019, between the Registrant and Frank C. Ingriselli+	F-1	333-232894	10.11	July 30, 2019
10.12	First Amendment to Employment Agreement, dated January 23. 2020, between the Company and Frank C. Ingriselli+	6-K	001-39164	10.1	January 29, 2020

10.13	Employment Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.12	July 30, 2019
10.14	Share Option Agreement, dated February 1, 2019, between the Registrant and Chia Hsin “Charlie” Wu+	F-1	333-232894	10.13	July 30, 2019
10.15	Employment Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.14	July 30, 2019
10.16	Share Option Agreement, dated February 1, 2019, between the Registrant and Mirza F. Said+	F-1	333-232894	10.15	July 30, 2019
10.17	Employment Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.16	July 30, 2019
10.18	Share Option Agreement, dated February 1, 2019, between the Registrant and James J. Huang+	F-1	333-232894	10.17	July 30, 2019
10.19	Employment Agreement, dated February 1, 2019, between the Registrant and Gregory L. Overholtzer+	F-1	333-232894	10.18	July 30, 2019
10.20	First Amendment to Employment Agreement, dated January 29. 2020, between the Company and Gregory L. Overholtzer+	6-K	001-39164	10.2	January 29, 2020
10.21	Indonesian Energy Corporation Limited 2018 Equity Incentive Plan+	F-1	333-232894	10.19	July 30, 2019
10.22	Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	January 25, 2022
10.23	Senior Convertible Promissory Note issued to L1 Capital, dated January 21, 2022	6-K	001-39164	10.2	January 25, 2022
10.24	Form of Ordinary Share Purchase Warrant issued to L1 Capital	6-K	001-39164	10.3	January 25, 2022
10.25	Guaranty, dated January 21, 2022, by WJ Energy Group Limited favor of L1 Capital	6-K	001-39164	10.4	January 25, 2022
10.26	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Frank C. Ingriselli+	6-K	001-39164	10.5	January 25, 2022
10.27	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Gregory L. Overholtzer+	6-K	001-39164	10.6	January 25, 2022
10.28	First Amendment to Securities Purchase Agreement, dated March 4, 2022, between the Company and L1 Capital	6-K	001-39164	10.1	March 9, 2022
10.29	Amended and Restated Senior Convertible Promissory Note issued to L1 Capital, dated March 4, 2022	6-K	001-39164	10.2	March 9, 2022
10.30	Second Amended and Restated Senior Convertible Note issued to L1 Capital, dated May 16, 2022.	6-K	001-39164	10.1	May 16, 2022
10.31	At The Market Offering Agreement, dated July 22, 2022, by and between the Company and H.C. Wainwright & Co., LLC	6-K	001-39164	1.1	July 22, 2022
10.32	First Amendment to At The Market Offering Agreement, dated March 22, 2024, by and between the Company and H.C. Wainwright & Co., LLC	F-3	333-278175	10.7	March 22, 2024
10.33	English Translation of Amendment to Operations Cooperation Agreement for Kruh Block, dated August 9, 2023, between PT Pertamina EP and PT Green World Nusantara (the Company’s subsidiary) ^	6-K	001-39164	10.1	September 28, 2023
10.34	Third Amendment to Employment Agreement, dated December 28, 2023, between the Company and Frank C. Ingriselli.	6-K	001-39164	10.1	January 3, 2024
10.35	Third Amendment to Employment Agreement, dated January 1, 2024, between the Company and Gregory L. Overholtzer.	6-K	001-39164	10.2	January 3, 2024
10.36	First Amendment to Employment Agreement, dated January 16, 2024, between the Company and Mirza F. Said.	6-K	001-39164	10.1	January 18, 2024
10.37	First Amendment to Employment Agreement, dated January 16, 2024, between the Company and Chia Hsin “Charlie” Wu.	6-K	001-39164	10.2	January 18, 2024
10.38	Form of Share Option Agreement, dated December 16, 2024 between the Company and its officers/directors.	6-K	001-39164	10.1	December 20, 2024
10.39	Fourth Amendment to Employment Agreement, dated December 29, 2025, between the Company and Frank Ingriselli.	6-K	001-39164	10.1	January 2, 2026
10.40	Fourth Amendment to Employment Agreement, dated January 1, 2026, between the Company and Gregory Overholtzer.	6-K	001-39164	10.2	January 2, 2026
21.1	Subsidiaries of the registrant	F-1	333-232894	21.1	July 30, 2019
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002**
23.1	Consent of Marcum Asia CPAs LLP*
99.1	Nominating and Corporate Governance Committee Charter	F-1	333-232894	99.1	July 30, 2019
99.2	Compensation Committee Charter	F-1	333-232894	99.2	July 30, 2019
99.3	Audit Committee Charter	F-1	333-232894	99.3	July 30, 2019
99.4	Home Country Exemption Letter	6-K	001-39164	99.1	December 22, 2023
99.5	Executive Compensation Clawback Policy	20-F	001-39164	99.5	April 26, 2024
99.6	Insider Trading Policies and Procedures	20-F	001-39164	99.6	April 26, 2024
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

+	Management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.
^	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item 601(b)(10) as the Company has determined such portions are both not material and are of the type that the Company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDONESIA ENERGY CORPORATION LIMITED

By:	/s/ Dr. Wirawan Jusuf
Name:	Dr. Wirawan Jusuf
Title:	Chairman & Chief Executive Officer

Date: April 29, 2026

INDONESIA ENERGY CORPORATION LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Indonesia Energy Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Indonesia Energy Corporation Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has incurred significant losses and operating cash outflows and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

The Impact of Proved Developed Oil Reserves on Proved Oil and Gas Properties, Net

Description of the Matter

As described in Notes 2 and 6 to the consolidated financial statements, a significant portion of the Company’s properties and equipment, net balance of $9.04 million as of December 31, 2025, and depreciation, depletion and amortization (“DD&A”) expense of $0.56 million for the year ended December 31, 2025 relate to proved oil and gas properties. The Company uses the full-cost method of accounting for its oil and gas producing activities. As disclosed by management, the Company’s rate of recording depletion, depreciation & amortization expense is dependent upon the estimate of proved reserves and proved developed reserves, which are utilized in the unit-of-production calculation. In estimating proved oil and natural gas reserves, management relies on interpretations and judgment of available geological, geophysical, engineering and production data. Additional assumptions include drilling and operating expenses, capital expenditures, taxes and availability of funds. The estimates of oil and natural gas reserves have been developed by the Company’s internal oil and gas experts, specifically petroleum engineers.

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

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. We have: (i) obtained an understanding of management’s process in developing the estimation of proved reserves, (ii) tested the completeness and accuracy of the data used by management in developing the estimation, (iii) performed recalculation for management’s estimation of proved reserves and DD&A, (iv) evaluated management’s internal expert’s qualifications and (v) involved an external oil and gas specialist to assist with the performance of certain procedures such as evaluating the methodology used by the Company’s internal experts to estimate area reserves.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2018.

Guangzhou, China

April 29, 2026

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars (“US$”), except for share data or otherwise noted)

	December 31, 2025	December 31, 2024
Current assets
Cash	$5,459,309	$4,573,996
Accounts receivables, net	343,041	344,340
Prepayment and other current assets, net	1,693,897	1,137,224
Total current assets	7,496,247	6,055,560
Non-current assets
Restricted cash – non current	1,920,000	1,920,000
Property and equipment, net	42,363	19,691
Oil and gas property - subject to amortization, net	9,035,337	9,350,890
Oil and gas property - not subject to amortization	1,224,667	1,224,667
Right of use assets, net	833,985	881,639
Deferred charges	839,191	862,949
Other non-current assets, net	1,363,586	1,599,197
Total non-current assets	15,259,129	15,859,033
Total assets	$22,755,376	$21,914,593

Liabilities and Equity
Current liabilities
Accounts payables	$596,218	$899,638
Amount due to a related party	1,383	2,687
Short-term operating lease liabilities	554,905	556,756
Accrued expenses	228,624	351,596
Taxes payable	60,986	77,686
Other current liabilities	18,248	17,941
Total current liabilities	1,460,364	1,906,304
Non-current liabilities
Asset retirement obligations	724,572	776,669
Warrant liabilities	363,932	578,928
Long-term operating lease liabilities	279,080	324,883
Provision for post-employment benefits	268,908	136,936
Total non-current liabilities	1,636,492	1,817,416
Total liabilities	$3,096,856	$3,723,720

Commitments and contingencies (Note 14)

Shareholders’ Equity
Preferred shares (par value $0.00266667; 3,750,000 shares authorized, nil shares issued and outstanding as of December 31, 2025 and 2024, respectively)	-	-
Ordinary shares (par value $0.00266667; 37,500,000 shares authorized, 14,987,474 and 13,600,519 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	$39,966	$36,267
Additional paid-in capital	70,538,866	63,978,379
Accumulated deficit	(51,026,783)	(45,926,978)
Accumulated other comprehensive income	106,471	103,205
Total shareholders’ equity	19,658,520	18,190,873
Total liabilities and shareholders’ equity	$22,755,376	$21,914,593

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2025	2024	2023
Revenue	$2,012,543	$2,667,508	$3,525,454

Operating costs and expenses:
Lease operating expenses	2,577,483	2,764,958	2,950,869
Depreciation, depletion and amortization	559,925	665,187	702,217
General and administrative expenses	3,453,484	5,170,103	3,368,029
Total operating costs and expenses	6,590,892	8,600,248	7,021,115

Loss from operations	(4,578,349)	(5,932,740)	(3,495,661)

Other income (expense):
Change in fair value of warrant liability	214,996	(96,709)	907,424
Foreign currency exchange gain/(loss)	78,467	(116,107)	136,788
Allowance on other receivable	(822,213)	(58,070)	(59,604)
Other income (expense), net	7,294	(139,915)	(131,631)
Total other income (expenses), net	(521,456)	(410,801)	852,977

Loss before income tax	(5,099,805)	(6,343,541)	(2,642,684)
Income tax provision	-	-	-
Net loss	(5,099,805)	(6,343,541)	(2,642,684)

Comprehensive loss:
Net loss	(5,099,805)	(6,343,541)	(2,642,684)
Actuarial gain for post-employment benefits	3,266	4,715	8,543
Total comprehensive loss	(5,096,539)	(6,338,826)	(2,634,141)

Loss per ordinary share
Basic and diluted	$(0.35)	$(0.55)	$(0.26)
Weighted average ordinary shares outstanding
Basic and diluted	14,663,008	11,498,096	10,142,694

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares, $0.00266667 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of December 31, 2022	10,142,694	$27,046	$54,147,769	$(36,940,753)	$89,947	$17,324,009
Net loss	-	-	-	(2,642,684)	-	(2,642,684)
Actuarial gain for post employment	-	-	-	-	8,543	8,543
Balance as of December 31, 2023	10,142,694	$27,046	$54,147,769	$(39,583,437)	$98,490	14,689,868
Net loss	-	-	-	(6,343,541)	4,715	(6,338,826)
Issuance of shares in exchange of President’s service	60,000	160	161,960	-	-	162,120
Issuance of shares in exchange of service	25,000	67	66,933	-	-	67,000
Issuance of ordinary shares by ATM offering	3,372,825	8,994	8,374,117	-	-	8,383,111
Share based compensation	-	-	1,227,600	-	-	1,227,600
Balance – December 31, 2024	13,600,519	36,267	63,978,379	(45,926,978)	103,205	18,190,873
Net loss	-	-	-	(5,099,805)	3,266	(5,096,539)
Issuance of ordinary shares by ATM offering	1,386,955	3,699	6,560,487	-	-	6,564,186
Balance – December 31, 2025	14,987,474	39,966	70,538,866	(51,026,783)	106,471	19,658,520

The accompanying notes are an integral part of these consolidated financial statements.

INDONESIA ENERGY CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net loss	$(5,099,805)	$(6,343,541)	$(2,642,684)
Adjustments to reconcile net loss to net cash used in operating activities
Change in fair value of warrant liability	(214,996)	96,709	(907,424)
Depreciation, depletion and amortization	559,925	665,187	702,217
Amortization of deferred charges	23,758	75,443	75,306
Amortization of share-based compensation	-	1,227,600	-
Amortization on right of use asset	638,036	796,499	472,777
Amortization of issuance discount on Convertible note	-	-	(52,144)
Allowance on other receivable	822,213	58,070	59,604
Issuance of shares for compensation of employee and non-employee services	-	229,120	-
Post-employment benefits costs	201,771	23,401	27,205
Changes in operating assets and liabilities
Accounts receivable	1,299	237,995	(114,182)
Prepayment and other current assets	(1,085,259)	679,919	(1,026,079)
Other non-current assets	(58,016)	(740,891)	755,303
Accounts payable	(303,420)	145,815	102,925
Other liabilities	(66,226)	-	-
Accrued expenses	(122,972)	177,612	128,133
Taxes payable	(16,700)	16,988	(87,099)
Asset retirement obligations	(75,120)	360,786	-
Operating lease liabilities	(638,036)	(796,498)	(472,777)
Amounts due to related parties – non current	(1,304)	2,687	-
Net cash used in operating activities	(5,434,852)	(3,087,099)	(2,978,919)
Cash flows from investing activities
Oil and gas exploration and development costs	(199,330)	(2,821,110)	(419,459)
Purchase of property and equipment	(44,691)	-	-
Net cash used in investing activities	(244,021)	(2,821,110)	(419,459)
Cash flows from financing activities
Proceeds from issuance of ordinary shares by ATM offering, net of issuance cost	6,564,186	8,405,018	-
Net cash provided by financing activities	6,564,186	8,405,018	-
Net change in cash and restricted cash	885,313	2,496,809	(3,398,378)
Cash and restricted cash at beginning of year	6,493,996	3,997,187	7,395,565
Cash and restricted cash at end of year	$7,379,309	$6,493,996	$3,997,187

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-
Income tax	$-	$-	$-

Reconciliation of cash and restricted cash
Cash	$5,459,309	$4,573,996	$2,009,687
Restricted cash - current	-	-	1,567,500
Restricted cash - non-current	1,920,000	1,920,000	420,000
	$7,379,309	$6,493,996	$3,997,187
Non-cash investing and financing activities
Addition of asset retirement obligations	$23,022	$487,280	$42,998
Right-of-use assets acquired under operating leases in exchange for operating liabilities	$634,840	$478,614	$169,094

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

The following diagram illustrates the Company’s structure, including its consolidated holding and operating subsidiaries as of December 31, 2025.

INDONESIA ENERGY CORPORATION LIMITED
Cayman Islands
100%
WJ ENERGY GROUP LIMITED
Hong Kong
Indonesia
99.90%
99.90%
PT GREEN WORLD NUSANTARA
PT HARVEL NUSANTARA ENERGI
99.50%
99.90%
PT HUTAMA WIRANUSA ENERGI
PT COGEN NUSANTARA ENERGI
Kruh Block
Citarum Block

Corporate Structuring

Details of the subsidiaries of the Company as of December 31, 2025 are set out below:

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

After May 2020, the Company continued the operatorship of Kruh Block under a KSO contract. In essence, the TAC and KSO are very similar in nature due to its “cost recovery” system, with a few important differences to note. The main differences between the two contracts are that: (1) in the TAC, all oil produced is shareable between Pertamina and its contractor, while in the KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and its partners so that the baseline production, with an established decline rate, belongs entirely to Pertamina, so that the partners’ revenue and production sharing portion shall be determined only from the production above the NSO baseline; (2) in the TAC, the cost recovery was capped at 65% of the proceeds from the sale of the oil produced in the block, while in the KSO, the cost recovery is capped at 100% of the proceeds from the sale of the oil produced within Kruh Block for the cost incurred during the term under the KSO plus 80% of the operating cost per barrel of oil (“bbl”) multiplying NSO. Any remaining cost recovery balance from the KSO period of contract is carried over to the next period, although the cost recovery balance from the TAC contract were not carried over to the KSO, meaning that the cost recovery balance was reset to nil with the commencement of the operatorship under the KSO in May 2020. As of December 31, 2025, 2024 and 2023, the unrecovered expenditures on KSO operations are $9,980,461, $8,684,991 and $6,521,865, respectively.

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

Cash

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Company had no cash equivalents as of December 31, 2025 and 2024.

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

Accounts receivable and other receivables as of December 31, 2025 and 2024 were recorded at net realizable value consisting of the carrying amount less an allowance for expected credit losses as needed. All expected credit losses were measured for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company uses forward-looking information to better inform our credit loss estimates. We will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others.

As of December 31, 2025, the Company recorded total $939,887 allowances for credit loss against its other receivables, including $632,019 allowance on VAT receivable – current cand other receivables from well equipment and $307,868 allowance on VAT receivable – non-current. As of December 31, 2024, the Company recorded $103,433 allowances on VAT receivable – current and other receivables from well equipment and recorded $14,241 allowance on VAT receivable – non-current, and as of December 31,2023, the Company recorded $59,604 allowances for credit loss against its other receivables on well equipment.

Credit and concentration risk

As of December 31, 2025, 2024 and 2023, all of the Company’s accounts receivable result from the entitlement of Oil & Gas Property subject to amortization and profit sharing from the sale of the crude oil under the KSO by Pertamina. This concentration of receivables from one party may impact the Company’s overall credit risk, either positively or negatively, in that Pertamina may be similarly affected by changes in economic or other conditions.

For the years ended December 31, 2025, 2024 and 2023, 100% of the Company’s revenues were generated through the operatorship of Kruh Block. The Company does not believe that there will be any material adverse change in the operatorship of Kruh Block or the KSO. In the Company’s accounts payable, 29% of Wican Indonesia Energi associated with leasing, 13% of CV Tri Arga Kencana responsible for providing the Company with the generators required for exploration wells and subsequent service which is a new vendor in 2025 and 9% of Pertamina EP.PT for routine costs to crude oil distribution. For the year ended December 31, 2024, the Company’s accounts payable, up to approximately 33% of the total accounts payables is from Pertamina and around 21% is from Wican Indonesia Energi related to routine costs to pumping, distributing crude oil to the deliver point billed by Pertamina based on KSO production and short-term leasing bumps, respectively. For the year ended December 31, 2023, Pertamina and Wican Indonesia Energi accounted for 48% and 11% of the total accounts payable related to routine costs and bumps leasing.

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

Impairment of long-lived assets

The Company reviews its long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets or asset group by comparing the carrying value of the long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition, when the estimated undiscounted future cash flows is lower than the carrying value, an impairment loss is recognized in the consolidated statements of operations and comprehensive loss for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. There was no impairment for long-lived assets for the years ended 2025, 2024 and 2023.

Oil and gas property, net

The Company follows the full-cost method of accounting for the oil and gas property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, under the KSO for Kruh Block, are capitalized. As of December 31, 2025, 2024 and 2023, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to an annual ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the years ended December 31, 2025, 2024 and 2023.

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

For the years ended December 31, 2025, 2024 and 2023, the estimated proved reserves were considered based on the operatorship of the Kruh Block under the KSO from June 2020 and expiring in September 2035.

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

As of December 31, 2025 and 2024, asset retirement obligations were $724,572, and $776,669, respectively.

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

There were no contract liabilities as of December 31, 2025 and 2024.

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any unrecognized uncertain tax positions. For the years ended December 31, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2025, the tax years ended December 31, 2019 through 2024 for the Company’s subsidiaries in the Indonesia are generally subject to examination by the Indonesia tax authorities.

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

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024, indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
December 31, 2025

L1 Capital Warrants (See note 8)	$-	$-	$363,932

Provision for post-employment benefits (See note 11)	$-	$-	$268,908

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
December 31, 2024

L1 Capital Warrants (See note 8)	$-	$-	$578,928

Provision for post-employment benefits (See note 11)	$-	$-	$136,936

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

The Company has provided this segment information for all comparable prior periods. Segment information is summarized as follows:

	Years Ended December 31,
	2025	2024	2023
Oil and gas revenues	$2,012,543	$2,667,508	$3,525,454
Lease operating expense	(2,577,483)	(2,764,958)	(2,950,869)
Depletion, depreciation, and amortization	(559,925)	(665,187)	(702,217)
General and administrative expenses	(3,453,484)	(5,170,103)	(3,368,029)
Total other income (loss), net	(521,456)	(410,801)	852,977
Result of oil and gas producing operations before income taxes	$(5,099,805)	$(6,343,541)	$(2,642,684)
Segment net loss	$(5,099,805)	$(6,343,541)	$(2,642,684)

Reconciliation of profit or loss
Adjustment and reconciling items	-	-	-
Consolidated net loss	$(5,099,805)	$(6,343,541)	$(2,642,684)

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

For the year end December 31, 2025, 2024 and 2023, the following potentially dilutive securities were excluded from the computation of diluted earnings per share because their effects would be anti-dilutive:

	December 31, 2025	December 31, 2024	December 31, 2023
Warrants issued to L1 Capital (see note 8)	442,240	442,240	442,240
Convertible note issued to L1 Capital	-	-	-
Share options granted to the executive management	440,000	440,000	200,000
Total	882,240	882,240	642,240

Recently accounting pronouncement adopted

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis through retrospective application is permitted. Early adoption is permitted. The Company adopted ASU 2023-09 for the year beginning on January 1, 2025 on a retrospective basis and the adoption does not have a material impact on its disclosures.

Recently issued accounting standards which have not yet been adopted

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

In January 2025, the FASB issued ASU 2025-01, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures.” The amendment in ASU 2025-01 amends the effective date of ASC 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements. The standard clarifies disclosure requirements for interim financial statements and is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-12.

NOTE 3 – GOING CONCERN

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

As reflected in the Company’s consolidated financial statements, the Company has incurred a net loss of $5,099,805, $6,343,541 and $2,642,684 for the years ended December 31, 2025, 2024 and 2023, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company had a negative cash flow from operating activities of $5,434,852, $3,087,099 and $2,978,919, respectively. As of December 31, 2025, the Company had accumulated deficits of $51,026,783. While the Company had a cash balance of $5,459,309 and working capital balance of $3,998,945 as of December 31, 2025, it may not be sufficient to fund its planned operations and contractual obligations for the next twelve months from the date of issuance of these financial statements. These conditions indicated a substantial doubt about the Company’s ability to continue as a going concern.

The Company has financed the operations primarily through cash flow from operations and proceeds from equity instrument financing, where necessary.

Since March 2024, the Company has progressively registered and amended its securities offerings to facilitate capital raising through its At-the-Market (ATM) Agreement:

●	On March 22, 2024, the Company filed a New F-3 Registration Statement (effective May 31, 2024). This covered a $9,600,000 base prospectus for various securities and a specific prospectus supplement for the sale of up to $4,267,622 in ordinary shares under the ATM Agreement, as amended.

●	On December 18, 2024, June 17, 2025, February 5, 2026 and April 27, 2026, we filed the ATM Prospectus Supplements to increase our ATM offering limits. As a result of those limits, the aggregate amount available for sale by us was approximately $3,863,045, $3,219,305, $7,922,577 and $14,171,399, respectively, as of December 18, 2024, June 16, 2025, February 5, 2026 and April 27, 2026. Under the ATM Prospectus Supplements, we registered up to $3,850,000, $3,200,000, $7,900,000, and $14,100,000, respectively, worth of ordinary shares, including $906,305, $988, $637, and $5,823,779, respectively, worth of ordinary shares from the ATM Prospectus Supplements that were unsold prior to December 18, 2024, June 16, 2025, February 5, 2026, and April 27, 2026,

As of the date of the annual report, the Company has raised accumulated $17.8 million from the ATM offering and there is $14.1 million available under the ATM offering.

As of April 27, 2026, the Company had approximately $4.8 million of cash, which is placed with financial institutions and is unrestricted as to withdrawal or use. The Company intends to mitigate the conditions of substantial doubt and meet the cash requirements for the next 12 months from the issuance date of the Company’s audited consolidated financial statements by implementing management’s plan, including a combination of improving operational efficiency, cost reductions and debt and equity financing. The Company will collect the receivables timely and arrange payment schedule in accordance with the Company’s cash management plan.

If the Company fails to achieve these goals, the Company will likely need additional financing to execute its business plan. If additional financing is required, the Company may seek to raise capital through its ATM program. However, the Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all, as we may elect not to utilize the ATM facility due to unfavorable market prices or find that such funds are otherwise unavailable when needed.

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

NOTE 4 – CASH AND RESTRICTED CASH

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the total of such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2025	2024
Cash	$5,459,309	$4,573,996
Restricted cash - current	-	-
Restricted cash - non-current	1,920,000	1,920,000
Total Cash and Restricted cash	$7,379,309	$6,493,996

As of December 31, 2025 and 2024, the restricted cash related to (i) cash held in a special account as extended guarantee for the performance commitment for Kruh Block with amount of $420,000 and $420,000, respectively until July 2026, (ii) cash held in a time deposit account at Bank Mandiri’s Jakarta Cut Meutia Branch with amount equal to $1,500,000 and $1,500,000, respectively, used as collateral for the issuance of a bank guarantee related to the implementation of the Company’s contractual commitments for Citarum Block until July 2026. Both restricted cashes will remain subject to extended restrictions, and accordingly, shall be classified as Restricted cash - non current.

NOTE 5 – PREPAYMENT AND OTHER ASSETS

	As of December 31,
	2025	2024
VAT receivable - current	$334,608	$348,112
Other receivables	227,519	43,824
Other receivables from well equipment - current	609,604	609,604
Consumables and spare parts	1,083,387	190,584
Prepaid expenses	70,798	48,533
Less: allowance on other receivables	(632,019)	(103,433)
Prepayment and other current assets	$1,693,897	$1,137,224

VAT receivable – non-current	1,534,521	1,294,611
Other receivables from well equipment – non-current	-	-
Deposit and others	136,933	133,682
Durable spare parts	-	185,145
Other non-current assets	1,671,454	1,613,438
Less: allowance on other receivables	(307,868)	(14,241)
Other non-current assets, net	$1,363,586	$1,599,197

For the year ended December 31, 2023, the Company sold a rig equipment to a third party. For the year ended December 31, 2024, the Company recorded $99,604 allowance for the uncollected amounts for the equipment sale. The receivables on the rig equipment were supposed to be received in 2025, however, as of the date of annual report, none of the receivables have been collected. Considering the high potential of default, the Company recorded a full allowance of $609,604 against the rig equipment as of December 31, 2025.

The Company also recorded allowance on the VAT receivable, $3,829 and $14,241 on the current and non-current, respectively as of December 31, 2024. The VAT receivable is the qualified input VAT paid by the Company to Pertamina. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. As the Company’s sales are not subject to any VAT output, the Company will bill Pertamina for reimbursement per tax reimbursement filing. The Company put all VAT receivable under current asset in the fiscal year 2022 and 2023, however, based on the latest facts and circumstances, the Company started to collect its VAT receivable for 2021 in the year 2024. In 2025, the Company didn’t collect any VAT receivable from Pertamina. Therefore, the Company considered the 2021 VAT would be collected in the year 2026 which were reasonable to be classified as current assets while the rest was reclassified as non-current assets as it is expected to be collected over next 12 months after December 31, 2025. Due to no collection of VAT receivable in 2025, the Company concluded that an allowance should be recognized for prepaid VAT by applying the 7.18% discount rate to expected collections over the estimated recovery period. The Company increased the allowance for VAT receivable to $22,416 and $307,868, respectively, for current and non-current as of December 31, 2025.

After evaluating above facts, $1,534,521 VAT receivable was classified as non-current assets and $334,608 was classified under current assets as of December 31, 2025.

NOTE 6 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas property by classification.

	As of December 31,
	2025	2024
Oil and gas property – subject to amortization	$32,029,501	$31,807,148
Accumulated depletion	(11,134,981)	(10,597,075)
Accumulated impairment	(11,859,183)	(11,859,183)
Oil and gas property – subject to amortization, net	$9,035,337	$9,350,890

Oil and gas property – not subject to amortization	$1,224,667	$1,224,667
Accumulated impairment	-	-
Oil and gas property – not subject to amortization, net	$1,224,667	$1,224,667

The following shows the movement of the oil and gas property – subject to amortization balance.

Oil and Gas Property – Kruh Block
December 31, 2022	$7,469,820
Additional capitalization	294,540
Asset retirement costs	(42,998)
Depletion	(609,738)
December 31, 2023	$7,111,624
Additional capitalization	2,815,127
Depletion	(575,861)
December 31, 2024	$9,350,890
Additional Capitalization	222,353
Depletion	(537,906)
December 31, 2025	$9,035,337

During the years ended December 31, 2025, 2024 and 2023, the Company incurred an aggregated development costs and abandonment and site restoration provisions, which were capitalized at $222,353, $2,815,127, and $294,540, respectively, mainly for the purpose of the geological and geophysical studies and drilling of wells.

Depletion recorded for production on properties subject to amortization for the years ended December 31, 2025, 2024 and 2023 were $537,906, $575,861, and $609,738, respectively.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2025	2024
Drilling and production tools	$1,499,535	$1,499,535
Leasehold improvement	323,675	323,675
Production facilities	93,049	93,049
Computer and software	5,605	5,605
Housing and welfare	4,312	4,312
Furniture and office equipment	4,013	4,013
Equipment	1,650	1,650
Vehicle	44,691	-
Total	1,976,530	1,931,839

Less: accumulated depreciation	(1,934,167)	(1,912,148)
Property and equipment, net	$42,363	$19,691

Depreciation charged to expense amounted to $22,019 and $89,327 and $92,478 for the years ended December 31, 2025 2024 and 2023, respectively.

NOTE 8 – FINANCIAL LIABILITY

	December 31, 2025	December 31, 2024
Convertible note payable, net of debt issuance costs	-	-
Warrant liabilities, net of debt issuance costs	$363,932	$578,928

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

During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the Notes has been converted into ordinary shares at $6.00 per share at L1 Capital’s election. On July 21, 2023, the Company repaid the remaining $100,000 principal amount of the Notes to L1 Capital in cash. As of December 31, 2025 and 2024, the carrying value balance of the convertible note was $0.

Convertible note	First Tranche	Second Tranche	Total
Initial recognition	$3,438,933	$-	$3,438,933
Amortization of insurance cost	358,155	288,095	$646,250
Conversion to ordinary shares	(3,797,088)	(235,952)	(4,033,040)
Balance as of December 31, 2022	$-	$52,143	$52,143

Amortization of insurance cost	-	47,857	47,857
Repayment	-	(100,000)	(100,000)
Balance as of December 31, 2023	$-	$-	$-
Balance as of December 31, 2024	$-	$-	$-
Balance as of December 31, 2025	$-	$-	$-

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

The following reflects the inputs and assumptions used:

	January 24, 2022	May 23, 2022	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Exercise price	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00
Share price	$3.64	$14.94	$4.66	$2.71	$2.78	$2.93
Expected term from grant date (in years)	5.00	5.00	4.10 for Initial Warrant and 4.50 for Second Warrant	3.10 for Initial Warrant and 3.40 for Second Warrant	2.09 for initial Warrant and 2.44 for Second Warrant	1.08 for initial Warrant and 1.41 for Second Warrant
Expected volatility	96.32%	95.90%	96.03%	82.40%	107.66% for the initial Warrant and 111.22% for Second Warrant	86.29% for the initial Warrant and 106.15% for Second Warrant
Risk-free interest rate	1.53%	2.88%	3.99%	4.01%	4.25%	3.48%
Dividend yield (per share)	-	-	-	-	-

During the year ended December 31, 2022, L1 Capital exercised 325,000 of the Initial Warrant to receive 325,000 ordinary shares at $6.00 per share while the Company received $1,950,000 proceeds from exercise of these warrants. As of December 31, 2025, 2024 and 2023, there were 442,240, 442,240 and 442,240 warrants issued and outstanding, respectively.

The movement of warrant liabilities is summarized as follows:

Balance as of January 1, 2022	$-
Issuance of Initial Warrant as of January 24, 2022	915,644
Issuance of Second Warrant as of May 23, 2022	4,833,325

50,000 warrant shares exercised on June 16, 2022	(119,343)
185,000 warrant shares exercised on August 18, 2022	(915,799)
90,000 warrant shares exercised on August 29, 2022	(445,524)

Change in fair value of warrant liabilities for the year	(2,878,660)
Balance as of December 31, 2022	1,389,643
Change in fair value of warrant liabilities for the year	(907,424)
Balance as of December 31, 2023	$482,219
Change in fair value of warrant liabilities for the year	96,709
Balance as of December 31, 2024	$578,928
Change in fair value of warrant liabilities for the year	(214,996)
Balance as of December 31, 2025	$363,932

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

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company does not hold any finance leases as of December 31, 2025, 2024 and 2023.

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

The Company’s lease agreements do not specify an implicit borrowing rate, and generally, the lease discounted rate is set at a collateralized basis for a similar term of incremental borrowing rate as the underlying lease. However, as of December 31, 2025, the Company has not obtained borrowings from financial institutions for a number of years, making the use of a standalone incremental borrowing rate inappropriate to the new lease agreement. Consequently, the applicable lease discount rate of new lease agreements in the first half year of 2025 has been updated to 6.574% and in the last half year of 2025 has been updated to 5.232%, which represents the 3-year Indonesia Government Bond Yield as of December 31, 2025 and 2024, respectively. The weighted average discount rate is 7.15%.

The components of lease expense were as follows for each of the periods presented:

	December 31, 2025	December 31, 2024	December 31, 2023
Operating lease expense	$638,036	796,499	$472,777
Short-term lease expense	76,077	90,142	939,500
Total operating lease costs	714,113	886,641	1,412,277
Other information
Operating cash flows used in operating leases	638,036	733,547	373,680
Weighted average remaining lease term (in years)	1.56	1.83	2.00
Weighted average discount rate	7.15%	10%	10%

Future lease payments included in the measurement of operating lease liabilities as of December 31, 2025 is as follows:

December 31, 2025
2026	$576,509
2027	306,623
Total operating lease liabilities	883,132
Less: discount on operating lease liabilities	(49,147)
Present value of operating lease liabilities	833,985
Less: Current portion of operating lease liabilities	(554,905)
Non-current portion of operating lease liabilities	279,080

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

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. The company’s subsidiary WJ Energy was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented. There are no withholding taxes in Hong Kong on remittance of dividends.

Indonesia

GWN, HNE, CNE and HWE are incorporated in Indonesia, which are subject to Indonesia Corporate Income Tax (“CIT”) law. Pursuant to the Indonesia CIT law, Companies engaged in upstream oil and gas typically have to calculate CIT in accordance with their Production Sharing Contracts (in IEC’s case, namely KSO). Given the specific year (2020) in which the KSO was signed, GWN’s KSO operations are subject to a CIT rate of 25%. Unless GWN fully recovers its expenditures, the GWN’s KSO operation are effectively exempted from the application of the CIT. Upon the expiry of the KSO, any unrecovered portion of the Kruh Block oil and gas investment will be deemed as waived by the Company and will not be available for tax deduction purpose for any future earnings. Pursuant to the Indonesia CIT law, a flat CIT rate of 22% applies to net taxable income in Indonesia on FY21 onwards. As of December 31, 2025, 2024 and 2023, the unrecovered expenditures on KSO operations are $9,980,461, $8,684,991 and $6,521,865, respectively.

Pursuant to the Indonesia CIT law, standard CIT rate was adjusted from 25% to 22%. Other Indonesia subsidiaries are subject to a flat standard CIT rate of 22%, on which these subsidiaries would not be eligible for 50% tax discount anymore and therefore should use the standard CIT rate from 2021 onwards.

The components of the income tax provision are:

Years Ended December 31,
	2025	2024	2023
Current income tax expense/(benefit)	$-	$-	$-
Indonesia
Foreign	-	-	-
Total current tax expense/(benefit)	$-	$-	$-

Years Ended December 31,
	2025	2024	2023
Deferred income tax expense/(benefit)	$-	$-	$-
Indonesia
Foreign	-	-	-
Total deferred tax expense/(benefit)	$-	$-	$-

Years Ended December 31,
	2025	2024	2023
Total income tax expense/(benefit)	$-	$-	$-
Indonesia
Foreign	-	-	-
Total income tax expense/(benefit)	$-	$-	$-

The loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	Years Ended December 31,
	2025	2024	2023
Indonesia	$(2,535,516)	$(4,027,285)	$(1,060,197)
Foreign	(2,564,289)	(2,316,256)	(1,582,487)
Total loss before income taxes	$(5,099,805)	$(6,343,541)	$(2,642,684)

The Company has adopted ASU 2023-09 on a retrospective basis. The reconciliation of income taxes provision computed at the statutory tax rate applicable to income tax provision are as follows:

	Years Ended December 31,
	2025	2024	2023
Income/(loss) before income tax	$(5,099,805)	$(6,343,541)	$(2,642,684)
Indonesia statutory income tax rate	22%	22%	22%
Computed income tax expense/(benefit) with Indonesia statutory income tax rate	(1,121,957)	(1,395,579)	(581,391)
Domestic
Different tax rates for the TAC/KSO operations	(70,516)	(114,102)	(26,433)
Tax exemption for unrecovered expenditures on TAC/KSO operations	413,668	934,206	220,274
Expired NOL	25,629	75,919	-
Change in valuation allowance	189,158	(7,244)	80,856
Foreign tax effects
Cayman
Statutory tax rate difference between Cayman and Indonesia	563,976	506,704	292,876
Other foreign jurisdictions (HK)	42	96	13,818

Total income tax provision	$-	$-	$-

Income tax paid by jurisdiction is as follows:

Years Ended December 31,
	2025	2024	2023
Indonesia	$-	$-	$-
Hong Kong
Cayman	-	-	-
Total income tax paid	$-	$-	$-

The components of the deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2025	2024	2023
Deferred tax assets
Tax loss carry forwards	$306,453	$315,440	356,735
Allowance for credit loss	210,221	4,668	-
Unrealized foreign exchange (gain)/loss	11,683	29,384	-
Operating lease liabilities	210,818	220,410	274,292
Total deferred tax assets, gross	739,175	569,902	631,027
Less: Valuation allowance	(535,646)	(349,492)	(356,735)
Total deferred tax assets, net of valuation allowance	203,529	220,410	274,292
Net off against deferred tax liabilities	(203,529)	(220,410)	(274,292)
Net deferred tax assets	-	-	-

Deferred tax liabilities
Operating lease right-of-use assets	(203,529)	(220,410)	(274,292)
Total deferred tax liabilities	(203,529)	(220,410)	(274,292)
Net off against deferred tax assets	203,529	220,410	274,292
Net deferred tax liabilities	-	-	-

The changes related to valuation allowance are as follows:

	Years Ended December 31,
	2025	2024	2023
Balance at beginning of the year	$349,492	$356,735	$-
Additions	196,156	41,083	356,735
Reversals	(6,998)	(48,326)	-
Foreign exchange translation adjustment	(3,004)	-	-
Balance at end of the year	$535,646	$349,492	$356,735

According to Indonesia tax regulations, the Indonesia enterprise net operating loss can generally carry forward for no longer than five years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. As of December 31, 2025, 2024 and 2023, the Company had total net operating losses (NOL) carry forwards of is $1,065,972, $1,153,764 and $1,342,618, respectively from its subsidiaries in Indonesia. As of December 31, 2025, net operating loss carry forwards from Indonesia will expire in calendar years 2026 through 2030, if not utilized. The NOLs carryforwards of the Company’s subsidiaries in Hong Kong are $374,058, $373,405 and $371,872 as of December 31, 2025, 2024 and 2023, respectively, which can be carried forward without an expiration date. The net operating loss will be carried forward indefinitely under Hong Kong Tax regulations, while the net operating loss began to expire in year 2025 if not utilized under Indonesian Tax regulations.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of all of net operating losses. Accordingly, as of December 31, 2025, 2024 and 2023, the Company had a valuation allowance against deferred tax assets on tax loss carry forward of $535,646, $349,492 and $356,735, respectively.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025, 2024 and 2023, the Company did not have any unrecognized uncertain tax positions. For the years ended December 31, 2025, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2025, the tax years ended December 31, 2019 through 2024 for the Company’s subsidiaries in the Indonesia are generally subject to examination by the Indonesia tax authorities.

NOTE 11 – PROVISION FOR POST-EMPLOYMENT BENEFITS

Provision for post-employment benefits consists of the following:

	As of December 31,
	2025	2024
Provision for post-employment benefits	$268,908	$136,936

The provision for post-employment benefits is recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

The following outlines how each category of employee benefits is measured, providing reconciliation on present value of Defined Benefit Obligation and Plan Asset.

	As of December 31,
	2025	2024
Present Value of Defined Benefit Obligation (“DBO”) and Fair Value of Plan Assets
Present Value of DBO, at the Beginning of Year	$136,936	$118,250
Current service cost	59,810	22,438
Interest cost on the DBO	5,107	7,619
Past Service Cost-Vested	136,854	(1,198)
Benefit paid – Excluding Plan Asset Payments	(66,533)	-
Effect of change of exchange rate	-	(5,458)
Present Value of DBO, (expected) at the End of Year	272,174	141,651
Actuarial gain on DBO	(3,266)	(4,715)
Present Value of DBO, (actual) at the End of Year	$268,908	$136,936
Provision for post-employment benefits	$268,908	$136,936

The following are key information for the recalculation of employee benefits obligations as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Liabilities at the Beginning of Year	$136,936	$118,250
Post-employment benefits costs	201,771	23,401
Benefit paid – Excluding Plan Asset Payments	(66,533)	-
Actuarial gain on liabilities	(3,266)	(4,715)
Liabilities at the End of Year	$268,908	$136,936

The following table summarizes the quantitative information about the Company’s level 3 fair value measurements in the determination of the balance of the post-employment benefits, which utilize significant unobservable inputs:

Actuarial Assumption	December 31, 2025	December 31, 2024
Discount Rate	6.37% and 4.58%	6.76% and 0.00%
Expected Return on Plan Assets	N/A	N/A
Wage Increase Rate	7.00%	7.00%
Mortality Rate	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019	Table Mortality Index (“TMI”) of Indonesia, TMI IV 2019
Disability Rate	5% of TMI IV 2019	5% of TMI IV 2019
Normal retirement age	58 and 60 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030	58 Years (All employees are assumed to retire at pension age). With work contract until May 22, 2030

Withdrawal Rate	Age	Rate	Age	Rate
	20 – 29	6.0%	20 – 29	6.0%
	30 – 39	5.0%	30 – 39	5.0%
	40 – 44	3.0%	40 – 44	3.0%
	45 – 49	2.0%	45 – 49	2.0%
	50 – 57	1.0%	50 – 57	1.0%
	>57	0.0%	>57	0.0%

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

On December 16, 2024, the Company entered into share option agreements (the “Option Agreements”) with certain officers and directors (the “Optionees”) under its 2018 Omnibus Equity Incentive Plan (as the same may be amended from time to time, the “Plan”), effective as of December 16, 2024 (“Date of Grant”). The Option Agreements contained substantially similar terms and conditions, pursuant to which the Optionees were granted options (“Options”) under the Plan to purchase an aggregate of 440,000 ordinary shares (the “Option Shares”), par value $0.00266667 per share, of the Company at the exercise price of $2.79 per share. The Options shall vest and become exercisable immediately on the Date of Grant and expire on December 16, 2029 if the shareholder owns 10% of the shareholding and December 16, 2034 for other shareholders.

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

c) Share options activities

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding as of December 31, 2021	637,500	$11.00	6.80	-
Granted	-	-	-	-
Exercised	(437,500)	-	-	-
Forfeited	-	-	-	-
Vested as of December 31, 2022	200,000	$11.00	5.80	-
Outstanding as of December 31, 2022	200,000	$11.00	5.80	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2023	200,000	$11.00	4.80	-
Granted	440,000	-	-	-
Exercised	-	-	-	-
Forfeited/Cancelled	(50,000)	-	-	-
Outstanding as of December 31, 2024	590,000	$4.88	7.85	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2025	590,000	$4.88	6.85	-

On March 3, 2022, certain of the Company’s executive officers exercised 437,500 vested options to purchase restricted ordinary shares on a “net share settlement” basis. 199,259 shares were issued upon exercise.

On December 19, 2024, 50,000 options of the Company’s Chief Executive Officer have gone expired.

For the years ended December 31, 2025, 2024 and 2023, share-based compensation expenses recognized associated with share options granted by the Company were nil, $1,227,600, and nil, respectively. As of December 31, 2025, 2024 and 2023, there is no unrecognized share-based compensation related to the share options granted to the Company’s executive management and no share-based compensation expenses are expected to be recognized in future years.

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

The Company has recorded compensation of employee and non-employee services associated with above issuance of ordinary shares of nil, $229,120 and nil for the years ended December 31, 2025, 2024 and 2023, respectively. Those shares were not subject to any restriction as of the date of this report.

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

On November 8, 2019, the Company implemented a one-for-zero point three seven five (1 for 0.375) stock split of the Company’s authorized share capital by way of share consolidation under Cayman Islands law (the “Reverse Stock Split”), which in turn decreased the total of 16,000,000 issued and outstanding ordinary shares to a total of 6,000,000 issued and outstanding ordinary shares for the purpose of achieving a certain share price as part of certain listing requirements of the NYSE American. Any fractional ordinary share that would have otherwise resulted from the Reverse Stock Split was rounded up to the nearest full share. The Reverse Stock Split maintained the shareholders’ percentage ownership interests in the Company at 87.04% owned by Maderic (5,222,222 ordinary shares) and 12.96% owned by HFO (777,778 ordinary shares), out of a total of 6,000,000 issued ordinary shares. The Reverse Stock Split also increased the par value of the ordinary shares from $0.001 to $0.00266667 and decreased the number of authorized ordinary shares of the Company from 100,000,000 to 37,500,000 and authorized preferred shares from 10,000,000 to 3,750,000. The Reverse Stock Split did not alter the total dollar amount of the ordinary shares of the Company. All number of shares and per share data presented in the consolidated financial statements and related notes have been retroactively restated to reflect the Reverse Stock Split stated above. As of November 8, 2019, the authorized share capital of the Company is US$110,000 divided into 37,500,000 ordinary shares of US$0.00266667 par value each and 3,750,000 preferred shares of US$0.00266667 par value each.

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

For the year ended December 31, 2025, 1,386,955 ordinary shares were issued through ATM offering and the total amount that Company received aggregate net proceeds of $6,564,186 during the year.

As of December 31, 2025 and 2024, the Company had a total of 14,987,474 and 13,600,519 ordinary shares outstanding, respectively.

NOTE – 14 Related Party Transactions

The following is a list of the major related parties and the relationship with the Company as of December 31, 2025, 2024 and 2023:

Name of the related parties	Relation with the Company
Maderic Holding Limited	Majority Shareholder of IEC
HFO Investment Group Ltd	Shareholder of IEC
Dr. Wirawan Jusuf	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	President
Chia Hsin “Charlie” Wu	Chief Technology Officer
Mirza F. Said	Chief Operating Officer and Director
James J. Huang	Chief Investmenr Officer and Director
Grogory L. Overholtzer	Chief Financial Officer
CHIU CHEN-CHIA	Shareholder of IEC
CHIU CHEN-TA	Shareholder of IEC
PT. Wiranusa Karana Mardika	An Entity Controlled by Dr. Wirawan Jusuf

The Company’s related party, PT WKM provides office space for KSO, CNE, HNE and HWE. KSO related expenses are recorded under lease operating expense and rental related to other related parties are recorded under general and administrative expenses. The related party rental expense for the year ended 2025, 2024 and 2023 were as follows:

	For the year ended December 31,
	2025	2024	2023
General and administrative expense	$78,823	$80,364	$73,972
Lease operating expense	69,205	75,253	84,253
	$148,028	$155,617	$158,225

As of December 31, 2025, 2024 and 2023 the amount due to related parties of the Company were listed as below:

Amount due to related parties	As of December 31,
	2025	2024
PT. Wiranusa Karana Mardika	$1,383	$2,687
	$1,383	$2,687

Since January 1, 2023, the Company leased Giesmart Plaza Zone 2 and Zones 1, 3&4 for KSO and combined office space for CNE, HNE and HWE, respectively, from PT WKM. PT WKM is owned by our CEO, Dr. Wirawan Jusuf, who holds 50% of the ownership. The lease term for Giesmart Plaza Zone 2 was from January 1, 2023 to March 31, 2024 and extended to March 31, 2025 and the leasing contract further extended to March 31, 2026. The lease term for Giesmart Zones 1, 3&4 was from January 1, 2023 to September 30, 2024, which was extended to September 30, 2027. During the year ended 2025, we incurred rent expense of $69,205 for Giesmart Plaza Zone 2, and $78,823 for Zones 1, 3&4. For the year ended December 31, 2024, we incurred rent expense of $75,253 for Giesmart Plaza Zone 2, and $80,364 for Zones 1, 3&4. For the year ended December 31, 2023, we had rent expense of $84,253 for Giesmart Plaza Zone 2, and $73,972 for Zones 1, 3&4. As of December 31, 2025 and 2024, the Company owed $1,383 and $2,687 to PT WKM, respectively.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of December 31, 2025.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

The following table summarizes future commitments amounts on an undiscounted basis as of December 31, 2025 for all the planned expenditures to be carried out in Kruh Block and Citarum Block:

	Nature of	Future commitments
	commitments	2026	2027		2028 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-		$-	$950,000
2D seismic	(a)	-		-	6,050,000
3D seismic	(a)	-		-	2,100,000
Drilling	(b)(c)	-		-	30,000,000
Total commitments - Citarum PSC		$-	$		$39,100,000
Kruh Block KSO					-
Operating commitments	(d)	$2,690,147		$4,432,023	$81,732,271
Production facility		-		700,000	300,000
G&G studies	(a)	100,000		50,000	-
3D seismic	(a)	-		-	-
Drilling	(a)(c)	4,000,000		6,000,000	22,000,000
Certification		-		-	-
Abandonment and Site Restoration	(a)	76,272		76,272	572,027
Total commitments - Kruh KSO		$6,866,419		$11,258,295	$104,604,298
Total Commitments		$6,866,419		$11,258,295	$143,704,298

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to the Company’s economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Operating commitments are primarily production operation costs related to or associated to the maintenance well work scheduled to be performed on the oil wells with respect to the Kruh Block KSO.

NOTE 16 – SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements except the following.

On February 5, 2026 and April 27, 2026, the Company filed two prospectus supplements to amend the prospectus supplement (the “ATM Prospectus Supplements”) and its accompanying base prospectus included in the New F-3 Registration Statement to increase the maximum amount of ordinary shares that the Company was eligible to sell pursuant to the ATM Agreement and ATM Amendment No.1 due to the offering limits set forth under General Instruction 1.B.5 of Form F-3. As a result of those limits, the aggregate amount available for sale by the Company was approximately $7,922,577 and $14,171,399, respectively, as of February 5, 2026 and April 27, 2026.

SUPPLEMENTARY INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following supplemental unaudited information regarding the Company’s oil and gas activities is presented pursuant to the disclosure requirements of ASC 932. All oil and gas operations are located in Indonesia.

All of the Company’s operations are directly related to oil and natural gas producing activities from the Kruh Block in Indonesia.

Capitalized Costs Relating to Oil and Gas Producing Activities

	As of December 31,
	2025	2024	2023
Proved properties
Mineral interests	$15,084,658	$15,084,658	$15,084,658
Wells, equipment and facilities	16,944,843	16,722,492	13,907,363
Total proved properties	32,029,501	31,807,150	28,992,021

Unproved properties
Mineral interests	1,224,667	1,224,668	1,155,439
Uncompleted wells, equipment and facilities	-	-	-
Total unproved properties	1,224,667	1,224,668	1,155,439

Less accumulated depletion and impairment	(22,994,164)	(22,424,472)	(21,880,397)
Net Capitalized Costs	$10,260,004	$10,607,346	$8,267,063

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

	Years Ended December 31,
	2025	2024	2023
GWN (Kruh)
Exploration	$-	$-	$-
Development	222,353	2,815,127	251,542
	$222,353	$2,815,127	$251,542
CNE (Citarum)
Exploration	$-	$-	$-
Development	-	69,229	3,635
	$-	$69,229	$3,635
GWN (Rangkas)
Exploration	$-	$-	$-
Development	-	-	-
	$-	$-	$-
Total Costs Incurred in Oil and Gas Property Exploration, and Development	$222,353	$2,884,356	$255,177

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

	Years Ended December 31,
	2025	2024	2023
Oil and gas revenues	$2,012,543	$2,667,508	$3,525,454
Production costs	(2,577,483)	(2,764,958)	(2,943,173)
Depletion, depreciation, and amortization	(559,925)	(665,187)	(702,217)
Result of oil and gas producing operations before income taxes	$(1,124,865)	$(762,637)	$(119,936)
Provision for income taxes	-	-	-
Results of oil and gas producing operations	$(1,124,865)	$(762,637)	$(119,936)

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

The table below shows the individual qualifications of the Company’s internal team that prepares the reserves estimation:

			Total
Reserve	University		professional	Field of professional experience (years)
Estimation Team	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	47	12		35	24
Frans Watimena	Petroleum Engineering	M.S.	36	21	15		6
Denny Radjawane	Geophysics	M.S.	34	12		22	16
Fransiska Sitinjak	Petroleum Engineering	M.S.	21	6	15		10
Yudhi Setiawan	Geology	B.S.	22	16	2	4	2
Oni Syahrial	Geology	B.S.	18	2		16	10
Juan Chandra	Geology	B.S.	19	2		17	11

*	The individuals from the reserves estimation team are member of at least one of the following professional associations: American Association of Petroleum Geologists (AAPG), Indonesian Association of Geophysicist (HAGI), Indonesian Association of Geologists (IAGI), Society of Petroleum Engineers (SPE), Society of Indonesian Petroleum Engineers (IATMI) and Indonesian Petroleum Association (IPA).

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

As of December 31, 2025 and 2024, the Company estimates that it will be entitled to approximately 81.66% and 76.67% of the revenues from the sales of the crude oil produced throughout the operatorship in Kruh Block. The estimates are based on the extension of the Kruh Block operatorship to September 2035 for both 2025 and 2024 models, and the cost recovery balance reset to nil in May 2020.

Following the confirmation of the Kruh Block extension, the Company approved a development plan for a drilling program of 18 Proved Undeveloped Reserves (or PUD) wells, according to the schedule below:

	Unit\Year	2026	2027	2028	2029	2030	Total
Planned PUD wells	Gross well	2	4	4	4	4	18
Future wells costs (1)	US$	4,000,000	8,000,000	8,000,000	6,000,000	6,000,000	32,000,000
Costs already paid	US$	-	-	-	-	-	-
Total gross PUD added	Bbls	397,895	739,504	722,315	560,528	515,360	2,917,602
Total net PUD added	Bbls	310,232	603,899	589,862	457,742	420,857	2,382,592

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

The fiscal 2025 and 2024 proved developed and undeveloped reserves are summarized in the tables below:

	Crude Oil (Bbls) as of December 31,
	2025	Note	2024	Note
Total Proved Developed (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	3,298,961		3,144,659
Revisions of previous estimates	(127,774)	(a)	207,569	(1)
Decreased recovery	7,997	(b)	(7,980)	(2)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(38,973)	(c)	(45,287)	(3)
Sale of minerals in place	-		-
End of the period	3,140,211		3,298,961
Net Proved Developed Reserves (PDP) and Undeveloped Reserves (PUD)
Beginning of the period	2,529,183		2,332,183
Revisions of previous estimates	60,493	(d)	237,838	(4)
Improved recovery	6,531	(e)	(6,118)	(5)
Purchase of minerals in place	-		-
Extensions and discoveries	-		-
Production	(31,826)	(f)	(34,720)	(6)
Sale of minerals in place	-		-
End of the period	2,564,380		2,529,183
Total Proved developed reserves (PDP)
Beginning of the period	163,779		335,191
Revisions of previous estimates	89,806	(g)	(118,145)	(7)
Improved recovery	7,997	(h)	(7,980)	(8)
Purchase of minerals in place			-
Extensions and discoveries			-
Production	(38,973)	(i)	(45,287)	(9)
Sale of minerals in place			-
End of the period	222,609		163,779
Total Proved undeveloped reserves (PUD)
Beginning of the period	3,135,182		2,809,468
Revisions of previous estimates	(217,580)	(j)	325,714	(10)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries		(k)	-
Production		(l)	-
Sale of minerals in place			-
End of the period	2,917,602		3,135,182
Net Proved developed reserves (PDP)
Beginning of the period	125,563		248,589
Revisions of previous estimates	81,521	(m)	(82,188)	(11)
Improved recovery	6,531		(6,118)
Purchase of minerals in place	-		-
Extensions and discoveries	-	(n)	-
Production	(31,826)	(o)	(34,720)	(12)
Sale of minerals in place	-		-
End of the period	181,789		125,563
Net Proved undeveloped reserves (PUD)
Beginning of the period	2,403,620		2,083,594
Revisions of previous estimates	(21,028)	(p)	320,026	(13)
Improved recovery	-		-
Purchase of minerals in place	-		-
Extensions and discoveries	-	(q)	-
Production	-	(r)	-	(14)
Sale of minerals in place	-		-
End of the period	2,382,592		2,403,620

(a)	The revision of previous estimates in the amount of (127,774) bbls refers to the sum of 1) revision of previous PDP reserves estimates of 89,806 bbls (note g) and 2) revision of previous PUD reserves estimate of (217,580) bbls (note j);

(b)	The improved recovery amount of 7,997 bbls refers to the sum of 1) improved recovery of previous PDP reserves estimates of 7,997 bbls (note h) and 2) improved recovery of PUD reserves estimate of 0 bbls;

(c)	The production in the amount of 38,973 bbls refers to the amount of total gross crude oil produced from 1) PDP reserves production in the amount of 38,973 bbls (note i) and 2) PUD reserves production in the amount of 0 bbls (note l) in the Kruh Block;

(d)	The revisions of previous estimates of 60,493 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of 81,521 bbls (note m), and 2) net PUD reserves revision of previous estimates in the amount of (21,028) bbls (note p);

(e)	The Improved recovery in the amount of 6,531 bbls refers to the net share 81.66% of crude oil production variation of 7,997 bbls (note b) as a result of rescheduling of drilling program;

(f)	The net PDP and PUD production of 31,826 bbls refers to the sum of the net PDP production in the amount of 31,826 bbls (note o) and net PUD production in the amount of 0 bbls (note r);

(g)	The revisions of previous estimate in the amount of 89,806 bbls refers to the total gross amount of PDP reserves variation of 222,609 bbls in 2025 compared to previous estimates of 132,803 bbls (prediction in previous year’s model) for Kruh Block in 2024 as a result of rescheduling of drilling program and reserves revision;

(h)	The improved recovery amount of 7,997 bbls refers to the amount variation of crude oil production of 38,973 bbls (note i) in 2025 compared to previous estimates of 30,976 bbls (prediction in previous year’s model) for Kruh Block in 2024 as a result of rescheduling of drilling program and reserves revision;

(i)	The PDP production in the amount of 38,973 bbls refers to the gross amount of PDP reserves produced in 2025;

(j)	The revisions of previous estimates in the amount of (217,580) bbls refers to the total gross amount of PUD reserves variation between the 2,917,602 bbls in 2025 and 3,135,182 bbls in 2024 during the same period to 2035

(k)	No new drilling in 2025 resulted in zero extensions and discoveries.

(l)	The PUD production in the amount of bbls refers to no PUD reserves converted to production in 2025;

(m)	The revision of previous estimates of net PDP reserves in the amount of 81,521 bbls refers to the sum of 1) net share difference 81.66% in 2025 as compared to 76.67% in 2024 of the beginning total PDP reserves in the amount of 163,779 bbls and 2) net share 81.66% of revision of previous estimates of total PDP reserves estimates in the amount of 89,806 bbls (note g);

(n)	No new drilling in 2025 resulted in zero extensions and discoveries.

(o)	The net PDP production in the amount of 31,826 bbls refers to the net share 81.66% of gross amount of 38,973 bbls (note i) PDP reserves produced in 2025;

(p)	The revision of previous estimates of net PUD reserves in the amount of (21,028) bbls refers to the sum of 1) net share difference 81.66% in 2025 as compared to 76.67% in 2024 of the beginning total PUD reserves in the amount of 3,135,182 bbls, and 2) net share 81.66% of revision of previous estimates of total PUD reserves estimates in the amount of (217,580) bbls (note j);

(q)	No new drilling in 2025 resulted in zero extensions and discoveries.

(r)	The net PUD production in the amount of 0 bbls reflects the net PUD reserves converted to production in 2025;

(1)	The revision of previous estimates in the amount of 207,569 bbls refers to the sum of 1) revision of previous PDP reserves estimates of (118,145) bbls (Note 7) and 2) revision of previous PUD reserves estimate of 325,714 bbls (note 10);

(2)	The improved recovery amount of (7,980) bbls refers to the sum of 1) improved recovery of PDP reserves estimates of (7,980) bbls (note 8) and 2) improved recovery of PDP reserves estimate of 0 bbls;

(3)	The production in the amount of 45,287 bbls refers to the amount of total gross crude oil produced from 1) PDP reserves production in the amount of 45,287 bbls (note 9) and 2) PUD reserves production in the amount of bbls in the Kruh Block;

(4)	The revisions of previous estimates of 237,838 bbls refers to the total amount of 1) net PDP reserves revision of previous estimates in the amount of (82,188) bbls (note 11), and 2) net PUD reserves revision of previous estimates in the amount of 320,026 bbls (note 13);

(5)	The Improved recovery in the amount of (6,118) bbls refers to the net share 76.67% of crude oil production change of (7,980) bbls (note 2) as a result of rescheduling of drilling program;

(6)	The net PDP and PUD production of 34,720 bbls refers to the sum of the net PDP production in the amount of 34,720 bbls (note 12) and net PUD production in the amount of 0 bbls (note 14);

(7)	The revisions of previous estimate in the amount of (118,145) bbls refers to the total gross amount of PDP reserves variation of 163,779 bbls in 2024 compared to previous estimates of 281,925 bbls (prediction in previous year’s model) for Kruh Block in 2023 from the same period from 2025 to 2035 as a result of rescheduling of drilling program and reserves revision;

(8)	The improved recovery amount of (7,980) bbls refers to the amount variation of crude oil production of 45,287 bbls (note 9) in 2024 compared to previous estimates of 53,267 bbls (prediction in previous year’s model) for Kruh Block in 2023 as a result of rescheduling of drilling program and reserves revision;

(9)	The PDP production in the amount of 45,287 bbls refers to the gross amount of PDP reserves produced in 2024;

(10)	The revisions of previous estimates in the amount of 325,714 bbls refers to the total gross amount of PUD reserves variation from the 2,809,468 bbls in 2023 to 3,135,182 bbls in 2024 during the same period to 2035 because of the additional 4 wells that plan to drill

(11)	The revision of previous estimates of net PDP reserves in the amount of (82,188) bbls refers to the sum of 1) net share difference 76.67% in 2024 as compared to 74.16% in 2023 of the beginning total PDP reserves in the amount of 335,191 bbls and 2) net share 76.67% of revision of previous estimates of total PDP reserves estimates in the amount of (118,145) bbls (note g);

(12)	The net PDP production in the amount of 34,720 bbls refers to the net share 76.67% of gross amount of 45,287 bbls (note 9) PDP reserves produced in 2024;

(13)	The revision of previous estimates of net PUD reserves in the amount of 320,026 bbls refers to the sum of 1) net share difference 76.67% in 2024 as compared to 74.16% in 2023 of the beginning total PUD reserves in the amount of 2,809,468 bbls, and 2) net share 76.67% of revision of previous estimates of total PUD reserves estimates in the amount of 325,714 bbls ( note 10);

(14)	The net PUD production in the amount of 0 bbls reflects the net PUD reserves converted to production in 2024;

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on the Company’s best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2025 and 2024, respectively, in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities” which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company’s proved oil and gas reserves.

	As of December 31,
	2025	2024
Future cash inflows	$168,005,410	$193,436,136
Future production costs (1)	(98,181,151)	(105,954,239)
Future development costs	(38,402,500)	(37,252,500)
Future income tax expenses	(9,786,354)	(16,528,696)
Future net cash flows	$21,635,405	$33,700,701
10% annual discount for estimated timing of cash flows	(10,940,526)	(16,319,939)
Standardized measure of discounted future net cash flows at the end of the year	$10,694,879	$17,380,762

(1)	Production costs include oil and gas operations expense, production ad valorem taxes, transportation costs and general and administrative expense supporting the Company’s oil and gas operations.

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

	Years ended December 31,
	2025	2024	2023
Average crude oil price per Bbl	$65.52	$76.48	$77.61

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

	Year ended December 31,
	2025	2024	2023
Standardized measure of discounted future net cash flows at the beginning of the year	$17,380,762	$15,616,090	$8,233,330
Extensions, discoveries and improved recovery, less related costs		-	500,000
Revisions of previous quantity estimates	153,937	7,986,113	40,409,025
Changes in estimated future development costs	(1,202,372)	(9,776,094)	(584,751)
Purchases (sales) of minerals in place		-	-
Net changes in prices and production costs	(17,458,921)	(1,709,876)	(6,345,840)
Accretion of discount	5,379,413	1,998,213	(13,627,415)
Sales of oil and gas produced, net of production costs	(352,665)	(634,058)	(2,643,773)
Development costs incurred during the period	52,372	2,391,094	121,822
Change in timing of estimated future production and other		-	-
Net change in income taxes	6,742,342	1,509,280	(10,446,308)
Standardized measure of discounted future net cash flows at the end of the year	$10,694,879	$17,380,762	$15,616,090

